Form 20-F
period 2020-12-31
NLS Pharmaceutics Ltd.
filed 2021-05-14
CIK 1783036

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39957

NLS PHARMACEUTICS LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Switzerland

(Jurisdiction of incorporation or organization)

Alter Postplatz 2

6370 Stans

Switzerland

(Address of principal executive offices)

Alexander Zwyer
Chief Executive Officer

Tel: +41 41 618 80 01

az@nls-pharma.com

Alter Postplatz 2

6370 Stans

Switzerland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, nominal value CHF 0.02 per share	NLSP	Nasdaq Capital Market
Warrants to Purchase Common Shares, nominal value CHF 0.02 per share	NLSPW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 6,960,000 Common Shares, nominal value CHF 0.02 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐   No ☒

i

In this annual report, “we,” “us,” “our,” the “Company” and “NLS” refer, prior to the Reorganization, as defined in this annual report, to NLS-0 Pharma AG, or NLS-0, NLS-1 Pharma AG, or NLS-1, and NLS Pharma AG, or NLS Pharma, and, after the Reorganization, to NLS Pharmaceutics Ltd. and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

NLS-1 and NLS Pharma were incorporated in June 2015 and NLS-0 was incorporated in April 2016, each in Switzerland. In March 2019, and pursuant to Swiss law, effective as of January 1, 2019, NLS-0 and NLS Pharma each merged with and into NLS-1. We refer to these transactions throughout this annual report collectively as the “Reorganization.” As part of the Reorganization, all assets and liabilities of NLS-0 and NLS Pharma were transferred to NLS-1 by way of universal succession (pursuant to which, under Swiss law, assets and liabilities are transferred as a whole and in one act), and NLS-1 was renamed NLS Pharmaceutics Ltd.

Unless the context otherwise indicates or requires, the NLS logo and all product names and trade names used by us in this annual report, including Quilience® and Nolazol®, are our proprietary trademarks and service marks. All trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars,” “USD” or “$” mean U.S. dollars, and references to “CHF” are to the Swiss Franc. U.S. dollar translations of CHF amounts presented in this annual report were done on different dates in accordance with the date as of such entry in the Company’s books and are derived from our audited financial statements included elsewhere in this annual report. U.S. dollar translations of CHF amounts presented in this annual report that are not derived from our audited and unaudited financial statements included elsewhere in this annual report are translated using the rate of CHF 1.00 to $1.1313, based on the exchange rate provided by the Swiss Federal Tax Administration on December 31, 2020.

This annual report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On May 10, 2021, the Company, in consultation with the Audit Committee of the Board of Directors of the Company, concluded that the Company’s previously issued financial statements as of and for the fiscal years ended December 31, 2019 and 2018, included in its Registration Statement on Form F-1 (Registration No. 333-236797), should no longer be relied upon due to misstatements described in Note 3 to the Financial Statements included within this annual report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” “Business” and elsewhere in this annual report constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA and other regulatory approvals;

●	the use of Quilience in a compassionate use program, or CUP, and the results thereof;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience, Nolazol or any other future product candidates;

●	the dosage of Quilience and Nolazol;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience and Nolazol;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

●	submission of a Marketing Authorisation Application, or MAA and New Drug Application, or NDA, with the EMA and FDA for Quilience and Nolazol, respectively;

●	completion and receiving favorable results of clinical trials for Quilience and Nolazol;

●	issuance of patents to us by the U.S. Patent and Trademark Office, or PTO, and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol controlled release, or CR, for treatment of additional indications other than narcolepsy and ADHD;

●	the ability of our management team to lead the development of our product candidates;

●	our expectations regarding licensing, acquisitions and strategic operations; and

●	our expectations regarding the impact of the COVID-19 pandemic, including on our planned clinical trials, operations and financial position.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this in greater detail under Item 3.D. “Risk Factors” and elsewhere in this annual report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected historical statements of financial information as of December 31, 2020, 2019 and 2018 have been derived from, and should be read in conjunction with, our audited financial statements and notes thereto appearing elsewhere in this annual report.

Our historical results do not necessarily indicate results expected for any future periods. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited financial statements and related notes set forth elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

We have not included selected historical consolidated financial data for the years ended December 31, 2017 and 2016 in the table below as we qualify as an emerging growth company, or EGC, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, we make use of an accommodation for reduced reporting.

	Year ended December 31,
	2020	2019 (as restated)	2018 (as restated)
Operating expenses:
Research and development expenses	$99,580	$897,788	$708,455
General and administrative expenses	2,199,790	3,299,251	2,740,406
Total operating expenses	2,299,370	4,197,039	3,448,861
Loss from operations	(2,299,370)	(4,197,039)	(3,448,861)

Other income (expense), net	(328,365)	(65,445)	16,035
Interest expense	(86,792)	(992)	-
Interest expense on related party loans	(146,908)	(818,719)	(1,084,708)
Loss on conversion of debt	-	(364,950)	(629,232)
Total other expense, net	(562,065)	(1,250,106)	(1,713,940)
Net loss	$(2,861,435)	$(5,447,145)	$(5,146,766)
Other comprehensive loss:
Defined pension plan adjustment	(683)	(7,444)	(1,261)
Comprehensive loss	$(2,862,118)	$(5,454,589)	$(5,148,027)
Basic and diluted net loss per common share	$(0.41)	$(0.80)	$(0.82)
Weighted average common shares used in computing basic and diluted net loss per common share	6,960,000	6,840,000	6,240,000

Comparative figures for the years ended December 31, 2019 and December 31, 2018 were restated to correct the classification error of intellectual property expenses between research and development expenses and general and administrative expenses. For further information, see Note 3 “Restatement of Previously Issued Financial Statements” to the financial statements.

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our common shares and Warrants could decline.

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

Investing in our common shares and Warrants involves substantial risks. Our ability to execute our strategy is also subject to certain risks. The risks described below may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. In particular, our risks include, but are not limited to, the following summary of such risk factors:

●	the ongoing COVID-19 pandemic may adversely affect our planned clinical trials, operations and financial condition;

●	we may be unable to successfully use mazindol, on which we depend substantially, as the drug substance for each of our current clinical mid-stage product candidates, Quilience, for the treatment of narcolepsy, and Nolazol, for the treatment of ADHD, and which outcome could prove costly to our business and could prevent us from obtaining regulatory or marketing approval;

●	we may not be able to immediately initiate our Phase 2 clinical trial in Quilience without additional pre-clinical studies, chemistry, manufacturing, and controls, or CMC, work or early-stage clinical trials;

●	prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD;

●	we require regulatory approvals prior to any attempt to commercialize our product candidates. Prior to commercialization of Quilience, we must receive approvals from the FDA and from the EMA in order to initiate our Phase 2 and 3 clinical trials. Similarly, the FDA previously accepted our IND application in 2016 for Nolazol; however, before we may commercialize Nolazol for the treatment of ADHD, we must receive additional approvals from the FDA, including approval to conduct our Phase 3 clinical trials. Our planned clinical trials for Quilience and Nolazol must be successful if we are to seek and obtain regulatory marketing application through the submission of a marketing authorization application, or MAA, and new drug application, or NDA, with the EMA and FDA, respectively. Advanced clinical trials are often not successful even if prior trials were successful, and even if we are able to conduct advanced clinical trials and those trials are successful, we may not obtain necessary regulatory approvals for Quilience and Nolazol or we may be unable to successfully commercialize either, or both, even if we receive the necessary regulatory approvals;

●	our data from future clinical trials may not satisfy the FDA or other comparable regulatory agencies, or the FDA or other regulatory agencies may require additional time or studies to assess the safety and efficacy of Quilience, Nolazol, or other product candidates that we may seek to develop in the future;

●	to date, we have not generated any revenue, and we do not expect to generate any significant revenue unless and until we obtain marketing approval to commercialize Quilience or Nolazol. We are unable to predict the extent of future losses or when we will become profitable based on the sale of any product, if at all. Even if we succeed in developing and commercializing our product candidates, we may never generate sufficient revenue to sustain profitability. As of December 31, 2020, we had an accumulated deficit of approximately $29.8 million;

●	we have no sources of revenues, have a history of losses and expect to incur losses in the foreseeable future and will need to raise substantial additional capital to successfully complete development and seek to commercialize Quilience, Nolazol, or other product candidates that we may seek to develop in the future, and such capital may not be available to us or available to us only on unfavorable terms;

●	the report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. If we are unable to obtain additional capital, we may not be able to continue our operations on the scope or scale as currently conducted, and that could have a material adverse effect on our business, results of operations and financial condition;

●	if, and when, we seek to commercialize Quilience and Nolazol, we may be partially dependent upon prescriptions from physicians for the sale of both such product candidates, and therefore, the loss of a significant number of patient referrals by physicians prescribing Quilience or Nolazol may have an adverse effect on our future revenues, if any, which could have an adverse effect on our business, financial condition and results of operations;

●	our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding common shares own approximately 53% of our common shares and will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	as a public company, we will need to comply with extensive securities rules and regulations and Swiss governmental and Nasdaq regulations, which will be expensive and which will require significant management attention;

●	for as long as we remain an EGC, we will be exempt from certain securities laws requirements, including the fact that we are not required to conduct an audit of our internal control over financial reporting; however, once we cease to qualify as an EGC, we will no longer be permitted to rely on such exemptions and as a result we will incur additional legal, accounting and other expenses; and

●	we have identified material weaknesses in our internal control over financial reporting and put in remedies. If our remediations are not effective, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our common shares and Warrants may be adversely affected.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets; and

●	We may in the future be subject to future claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to the Ownership of the Common Shares

●	The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with SEC which could undermine investor confidence in our Company and adversely affect the market price of our common shares and Warrants; and

●

As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Risks Related to Product Development, Regulatory Approval and Commercialization

We depend substantially on the success of our two product candidates, Quilience and Nolazol. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We have invested almost all of our efforts and financial resources in research and development and general and administrative costs of our two product candidates, Quilience for the treatment of EDS and cataplexy associated with narcolepsy and Nolazol, for the treatment of ADHD. The process to develop, obtain regulatory approval for and commercialize pharmaceutical product candidates is long, complex, costly and inherently uncertain of outcome. We are not permitted to market any of our product candidates in the United States, European Union, or the EU, or any other jurisdiction until we receive the requisite regulatory approvals. We cannot give any assurance that our current clinical development plan will proceed as planned, or that our product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows us to effectively compete with our competitors, or be successfully marketed and commercialized.

Our initiation of clinical trials for Quilience is dependent upon the review and approval of the relevant regulatory agencies and authorities and if we are required to conduct earlier-stage clinical trials, approval of an NDA or MAA, if any, for Quilience would be delayed and we may require additional capital as a result thereof.

Based in part on the prior use and FDA approval of mazindol to manage exogenous obesity, we believe that we will be able to commence our Phase 2 and 3 clinical trials for Quilience without having to do prior pre-clinical and/or early-stage clinical trials, such as Phase 1 trials. No assurance can be given that the EMA or FDA will agree to allow us to initiate clinical trials for Quilience without conducting such pre-clinical / earlier-stage clinical trials. If the FDA or EMA, or any other applicable regulatory agency, were to require us to conduct additional pre-clinical/clinical trials, our planned development strategy for Quilience would be materially impacted and approval of an NDA or MAA, if any, for Quilience would be delayed and we may require additional capital as a result thereof.

In addition, we plan to request a PIP deferral in order to delay conducting clinical trials for Quilience in children until after we receive an MAA from the EMA for the use of Quilience in adults. A PIP deferral, as can be agreed upon by the EMA, allows an applicant to delay studies in children until after there is sufficient data on use in adults; we anticipate that we will be able to receive a PIP deferral from the EMA for Quilience; however, there is no guarantee that this deferral will be granted, which could impact our planned development process and would make the product candidate approval process more costly.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to commence or complete the clinical trials that would support our submission of an NDA to the FDA or MAA to the EMA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	if the FDA or EMA elect to enact policy changes, as a result of the COVID-19 pandemic or otherwise;

●	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

●	challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including fears resulting from the COVID-19 pandemic or due to government actions enacted and as a result of such pandemic, size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues (including those that result from the COVID-19 pandemic) or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trial.

The results of pre-clinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

The results of pre-clinical studies may not be predictive of the results of clinical trials, and the results of any completed clinical trials, including studies derived from real-world use and studies in published literature, or clinical trials we commence may not be predictive of the results of later-stage clinical trials. Additionally, interim results during a clinical trial do not necessarily predict final results. Later clinical trial results may not replicate earlier clinical trials for a variety of reasons, including differences in trial design, different trial endpoints (or lack of trial endpoints in exploratory studies), subject population, number of subjects, subject selection criteria, trial duration, drug dosage and formulation and lack of statistical power in the earlier studies. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a negative impact on our business.

We may find it difficult to enroll patients in our clinical trials. Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. The evolving COVID-19 pandemic may directly or indirectly impact the pace of enrollment in our clinical trials as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency and clinical trial staff can no longer get to the clinic. Additionally, such facilities and offices have been and may continue to be required to focus limited resources on nonclinical trial matters, including treatment of COVID-19 patients, thereby decreasing availability, in whole or in part, for clinical trial services. See “Risks Related to Our Business Operations – We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of operations” for additional information.

In addition, as a rare disorder, there is a limited patient pool from which to draw for our clinical trials for Quilience. Further, the eligibility criteria of our clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our potential product candidates will be delayed.

If we experience delays in the completion or termination of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product candidate revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product candidate sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Obtaining approval of an NDA or a MAA even after clinical trials that are believed to be successful is an uncertain process.

We are not permitted to market Quilience or Nolazol in the United States or the EU until we receive regulatory approval of an NDA from the FDA or MAA from the EMA, or in any foreign countries until we receive the requisite approval from regulatory authorities in such countries. We have not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Similarly, we have not received regulatory clearance in the EU to conduct clinical trials that are necessary to receive approval of a MAA for Quilience in Europe. As such, we have not submitted an MAA for any of our product candidates.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of Quilience or Nolazol for many reasons, including, but not limited to:

●	we may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

●	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

●	disagreements regarding the number, design, size, conduct or implementation of our clinical trials, or with our interpretation of data from pre-clinical studies or clinical trials;

●	a lack of acceptance of the accuracy or sufficiency of the data generated at our clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of an NDA or MAA;

●	difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of our application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

●	the requirement that we develop a REMS, as a condition of approval, which may or may not be feasible for us;

●	the identification of deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

●	changes in approval policies or the adoption of new regulations by such regulators; and

●	we may be unable to be granted a PIP deferral which we intend to request from the EMA for delayed clinical trials and subsequent approval in children; this may delay our clinical trial program or approvals for adults, or we may have successful clinical trial results for adults but not children (if we were required to conduct pediatric studies prior to the receipt of an NDA or MMA for use of our product candidates in adults), or vice versa.

Before we can submit an NDA to the FDA, we must conduct pivotal trials, in addition to human pharmacokinetic and bioavailability studies, that will be substantially broader than our Phase 2 trial for Nolazol. An NDA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, we will also need to agree on a protocol with the FDA for the pivotal trials before commencing those trials. Pivotal trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for Quilience or Nolazol at such time, if any, when we seek FDA approval. We may face similar risks with respect to obtaining regulatory approval from the EMA for Quilience, and for Nolazol, at such time, if any, when we seek EMA approval. The risks that we face in obtaining applicable approvals from the FDA and EMA for Quilience and Nolazol, or any other product candidate that we may seek to develop, may also exist with other regulatory authorities, such as those in Latin America.

Even if we obtain FDA, EMA or other regulatory approval for Quilience or Nolazol, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. In addition, even if we obtain a MAA from the EMA for the use of Quilience in adults, there can be no guarantee that we will receive an MAA for Quilience for the use in children. If we are unable to successfully commercialize Quilience or Nolazol, we may be forced to cease operations.

Interim topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation and business prospects.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

We plan to conduct some of our clinical trials outside the United States. For example, we are planning to develop Quilience in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA or international regulatory authorities do not accept the data from sites in our globally conducted clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we develop Quilience and Nolazol, or other product candidates that we may seek to develop, in larger, longer and more extensive clinical trials as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2 and 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that Quilience or Nolazol, or other product candidates that we may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of our product candidates receives marketing approval, the FDA or EMA could require us to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Quilience or Nolazol, several potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals of such a product candidate;

●	regulatory authorities may require additional warnings on the label;

●	regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

●	we may be required to change the way the product is distributed, dispensed or administered, or conduct additional pre-clinical studies or clinical trials;

●	we may need to voluntarily recall our products; and

●	we could be sued and held liable for harm caused to patients.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could significantly harm our business, prospects, financial condition and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through pre-clinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenues.

We will need to obtain FDA approval of any proposed names for our product candidates that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact our business.

Any name we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with the names of other drug products. The FDA may object to any product name we submit if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product names, we may be required to adopt an alternative name for our product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Obtaining regulatory approval for clinical trials of Nolazol in children will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent.

Pediatric drug development requires additional nonclinical work (such as animal studies in juvenile animals and additional reproductive toxicity work), as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for approval of the drug for adults. Approval of Nolazol for use in children may be significantly delayed due to these additional requirements and this may have an adverse effect on the commercial prospects for Nolazol and our ability to generate product revenues would be delayed, possibly materially. In addition, we do not know if as a result of the COVID-19 pandemic there will be a smaller pool of children from which we can enroll for our clinical trials. We cannot guarantee that we will receive any regulatory approvals to commercialize our product candidates in children.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may impact the cost, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for Quilience and Nolazol would be harmed and our ability to generate product revenues would be delayed, possibly materially.

Our development and regulatory strategy for our product candidates depends in part on published scientific literature and the FDA’s prior findings regarding the safety and efficacy of approved products containing mazindol. If the FDA does not conclude that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, or FDCA, or Section 505(b)(2). Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for Quilience and may seek this regulatory pathway for other product candidates that we seek to develop.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. We may need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive product candidates reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

We may seek designations for our product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that we will successfully obtain such designation for Quilience or Nolazol. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

For example, we may seek a Breakthrough Therapy designation from the FDA for one or more of our product candidates. A Breakthrough Therapy designation is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have Breakthrough Therapy designation, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies with Breakthrough Therapy designation from the FDA are also eligible for accelerated approval. Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for Breakthrough Therapy designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify for Breakthrough Therapy designation, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

We may also seek Fast Track designation from the FDA for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved marketing application also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the NDA or foreign marketing application. If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements, a regulatory authority may:

●	issue an untitled letter or warning letter that we are in violation of the law;

●	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve pending applications or supplements to applications;

●	restrict the marketing or manufacturing of the product;

●	seize or detain the products or require the withdrawal of the product from the market;

●	refuse to permit the import or export of the products; or

●	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, Switzerland or the EU.

Other than our headquarters and other operations which are located in Switzerland and our wholly owned U.S. subsidiary, NLS Pharmaceutics Inc., a Delaware corporation (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience or Nolazol are approved for commercialization outside the United States, Switzerland, or the EU, we will likely enter into agreements with third parties to market the drugs in these additional global territories. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

●	different regulatory requirements for drug approvals in foreign countries;

●	differing United States and foreign drug import and export rules, tariffs and other trade barriers;

●	reduced protection for intellectual property rights in foreign countries;

●	failure by us to obtain regulatory approvals for the use of our products in various countries;

●	different reimbursement systems;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions.;

●	potential liability resulting from development work conducted by these distributors; and

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Quilience and Nolazol will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the EMA, FDA or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including, in the case of Nolazol, a number of competitive products already approved for the treatment of ADHD or expected to be commercially launched in the near future;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second-, or third-line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Quilience or Nolazol is approved but does not achieve an adequate level of acceptance by physicians, third party payors and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we enter into arrangements with third parties to perform sales, marketing and distribution services for our products, the resulting revenues or the profitability from these revenues to us are likely to be lower than if we had sold, marketed and distributed our products ourselves. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, we may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our products effectively. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm our business.

Our ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for our products may be difficult. We cannot be certain if and when we will obtain an adequate level of reimbursement for our products by third party payors. Even if we do obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, may carefully review and increasingly question the coverage of, and challenge the prices charged for, our drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be reimbursed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription drug pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval. There can be no assurance that our product candidates, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our product candidates Quilience and Nolazol contain the active ingredient mazindol, which is a Schedule IV controlled substance under the Controlled Substances Act of 1970, or CSA. Failure to maintain compliance with applicable requirements under the CSA or other applicable federal or state regulations could have an adverse effect on our operations and business.

Controlled substances are classified by the DEA as Schedule I, II, III, IV or V, or CI, CII, CIII, CIV, and CV, substances, with CI substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredient of our lead and follow-on product candidates is mazindol, which is classified as a Schedule IV controlled substance under the CSA, and regulations of the DEA. Under the CSA, subject to certain exemptions, every person who manufactures, distributes, dispenses, imports or exports any controlled substance must register with the DEA.

Although the CSA’s restrictions governing substances in CIV are not as stringent as those for substances in CI, CII or CIII, they could still limit our ability to market and commercialize Quilience and Nolazol, if approved for marketing. In addition, failure to maintain compliance with applicable requirements under the CSA, particularly as manifested in loss or diversion of regulated substances, can result in enforcement action that could include civil penalties, refusal to renew registrations or quotas, revocation of registrations or quotas or criminal proceedings, any of which could have a material adverse effect on our business, results of operations and financial condition. Individual states also regulate controlled substances, and we along with our contract manufacturers will be subject to state regulation on distribution of these products.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Our failure to obtain regulatory approval in foreign jurisdictions would prevent our product candidates from being marketed abroad, and any approval we are granted for our product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if we obtain and maintain regulatory approval of our product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expenses for conducting complex clinical trials.

Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval. If we, or any third parties with whom we work, fail to comply with regulatory requirements in the United States or international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market may be reduced and our ability to realize the full market potential of our products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in our failing to obtain regulatory approval to market our current product candidates, which could significantly harm our business, results of operations and prospects.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU, commonly referred to as “Brexit.” On March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty, scheduled to be effective March 29, 2019. The withdrawal of the United Kingdom from the EU took effect on January 31, 2020. Since a significant proportion of the regulatory framework in the United Kingdom is derived from EU directives and regulations, the referendum could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the EU. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the EU and restrict our ability to generate revenues and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or EU for our product candidates, which could significantly and materially harm our business.

Our market is subject to intense competition, which may result in others commercializing products before or more successfully than us. If we are unable to compete effectively, Quilience and Nolazol may be rendered noncompetitive or obsolete, which may adversely affect our operating results.

The development and commercialization of new products is highly competitive. Our potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Quilience or Nolazol or any future product candidate that we may seek to develop or commercialize. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than Quilience or Nolazol or any future product candidate we may develop, which could render any product candidates obsolete and noncompetitive. Our competitors also may obtain FDA or other marketing approvals for their products before we are able to obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the applicable market.

Many of our potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than we do. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of our competitors, which may adversely affect us.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if we enter the markets of our product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, we may not achieve commercial success, or we may have to reduce our price in order to effectively compete, which would impact our ability to generate revenues, obtain profitability and adversely affect our operating results.

We may be unable to obtain orphan drug designation for our product candidates and, even if we obtain such designation, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and EU, may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug.

The FDA granted orphan drug designation to mazindol for the treatment of narcolepsy in the United States. We also received orphan drug designation for mazindol in the EU. This designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the EU, which may be extended by six months and two years, respectively, in the case of product candidates that have complied with the respective regulatory agency’s agreed upon PIP. The exclusivity period in the EU can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

●	the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

●	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

●	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

While orphan drug product candidates are typically sold at a high price relative to other medications, the market may not be receptive to high pricing of our product candidates.

We are developing our product candidates to treat rare CNS disorders with high unmet medical needs, a space where medications are usually sold at high prices compared with other medications. Accordingly, even if regulatory authorities approve our product candidates, the market may not be receptive to, and it may be difficult for us to achieve, a per-patient per-year price high enough to allow us to realize a return on our investment.

If product liability lawsuits are brought against us, we may incur substantial liabilities, even if we have appropriate insurance policies, and we may be required to limit commercialization of our product candidates.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for marketing or commercialization; however, the use of our product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose us to liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers, pharmaceutical companies, our collaborators or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, even if we have product liability or such other applicable insurance policies in effect. We may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to our future operating expenses and adversely affect our financial condition. As a result of such lawsuits and their potential results, we may be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our product candidates;

●	termination of clinical trial sites or entire trial programs;

●	injury to our reputation and negative media attention;

●	product recalls or increased warnings on product labels;

●	withdrawal of clinical trial participants;

●	costs of to defend the related litigation;

●	diversion of management and our resources;

●	substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;

●	higher insurance premiums;

●	loss of initiation of investigations by regulators or other authorities; and

●	the inability to successfully commercialize our product candidates, if approved.

Risks Related to Our Financial Position and Capital Requirements

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are an emerging biopharmaceutical company with a limited operating history. To date, we have focused almost exclusively on developing product candidates using the active ingredient mazindol in a CR formulation. We have funded our operations to date primarily through proceeds from the private placement of common shares, convertible instruments, related party credit facilities and shareholder loans and a certain license agreement, which we refer to herein as the EF License Agreement. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, although we received an upfront payment of approximately $2.5 million pursuant to the EF License Agreement, we have not generated revenue from the sale of our product candidates (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information). We have incurred losses in each year since our inception. Our net loss attributable to holders of our common shares for the year ended December 31, 2020 was approximately $2.9 million and for the year ended December 31, 2019 was approximately $5.4 million. As of December 31, 2020, we had an accumulated deficit of approximately $29.8 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded clinical trials. In addition, if we obtain marketing approval for Quilience, Nolazol or any other current or future product candidate, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company, which we estimate will be at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We expect to continue to incur significant losses until we are able to commercialize our product candidates, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our product candidates;

●	expand the scope of our current clinical studies for our product candidates;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

●	establish a sales, marketing, and distribution infrastructure to commercialize our product candidates;

●	seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of our current product candidates;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts.

We have not generated revenues from any product candidate and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenues. To date, we have not generated any revenue from our development stage product candidates, Quilience and Nolazol, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenues unless or until we obtain marketing approval of, and commercialize, Quilience and/or Nolazol. Our ability to generate future revenues from product candidate sales depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progress the pre-clinical and clinical development of our product candidates, namely Quilience and Nolazol;

●	developing and obtaining regulatory approval for registration studies protocols for our product candidates, namely Quilience and Nolazol;

●	subject to successful completion of registration and clinical trials of Quilience and Nolazol, applying for and obtaining marketing approval;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for our product candidates, if marketing approval is received;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of narcolepsy and ADHD;

●	obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	obtaining and maintaining CIV labeling (no FDA imposed boxed warning, commonly referred to as a “Black Box” warning) of our lead and follow-on product candidates, Quilience and Nolazol, respectively;

●	establishing and nurturing relationships with the leading prescribers of narcolepsy and ADHD prescriptions in the United States; and

●	attracting, hiring and retaining qualified personnel.

We believe our current cash on hand will fund our projected operating requirements into the second quarter of 2022. This raises substantial doubt about our ability to continue as a going concern. In addition, the report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

We believe that our current cash on hand will fund our projected operating requirements into the second quarter of 2022. This raises substantial doubt about our ability to continue as a going concern. In addition, the report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment in our common shares and the Warrants. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

We expect that we will need to raise substantial additional funding before we can expect to complete the development of Quilience or any other product candidate. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

As of December 31, 2020, our cash and cash equivalents were approximately $0.1 million, and we had a working capital deficit of $7.0 million and an accumulated deficit of $29.8 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents, including the $17 million net proceeds raised with our initial public offering, will be sufficient to fund operations into the second quarter of 2022. We expect that we will require substantial additional capital to commercialize our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	our clinical trial results and the costs for conducting pivotal trials;

●	the cost, timing and outcomes of seeking marketing approval of Quilience and Nolazol;

●	the cost of filing and prosecuting patent applications and the cost of defending our patents;

●	the cost of prosecuting patent infringement actions against third parties;

●	development of other early-stage development product candidates;

●	the costs associated with commercializing Quilience and Nolazol if we receive marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell Quilience and Nolazol;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	any product liability or other lawsuits related to our products;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, during or after the COVID-19 pandemic. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares or Warrants to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization, if any, of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We are dependent on a sole manufacturer for mazindol. Any delay, price increase or unavailability of mazindol could materially adversely affect our ability to conduct clinical trials and, if this were to occur after we obtained commercialization and marketing approval, could cause us to cease operations.

Currently we rely on a single manufacturer for mazindol for our clinical trials conducted to date pursuant to purchase orders and do not have any existing contract with such manufacturer for future supplies. The FDA requires identification of raw material suppliers in applications for approval of drug products. If mazindol was unavailable from a specified manufacturer, FDA approval of a new manufacturer, assuming one is found, could delay the manufacture of the drug involved or delay any clinical trial we are then conducting or planning to conduct. Either such occurrence could have an adverse effect on our operations and reputation and could cause us to cease operations.

Furthermore, there is a risk of a sole approved manufacturer significantly raising prices. If prices for mazindol or other raw materials were to be significantly increased, our profit margins and sales, if any, would be greatly reduced and, assuming our products were approved for commercialization or marketing, delay product launches, or delay clinical trials at earlier stages of development. Such price increase occurrences could be resolved by the successful FDA approval of an alternate supplier; however, such approval process can be lengthy and costly. There can be no guarantee that a resolution would be reached in the event of a significant price increase by our supplier of mazindol.

We rely on third parties to conduct our pre-clinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under cGMP regulations. These risks may be heightened as a result of the evolving COVID-19 pandemic. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for our products.

We do not currently operate manufacturing facilities for clinical production of Nolazol or Quilience. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We will rely on third-party manufacturers to produce bulk drug products required for our clinical trials and commercial sales, if any. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed process validation for the drug substance manufacturing process. Process validation involves a series of activities taking place over the lifecycle of the product and process. If our contract manufacturers are not approved by the FDA, or other regulatory bodies, our commercial supply of drug substance will be significantly delayed and may result in significant additional costs. If the FDA does not consider the result of the process validation or required testing to be satisfactory, regulatory approval and/or commercial supply after launch may be delayed. The FDA and similar foreign regulatory bodies may also implement new requirements, or change their interpretation and enforcement of existing requirements, for manufacturers, packaging or testing of products at any time. If we, or our contract manufacturers are unable to comply with such process validation or other requirements, we may be subject to regulatory, civil actions or penalties which could harm our business.

We purchase finished mazindol, the molecule in both of Quilience and Nolazol, from a single third party, currently under a development agreement with us. In addition, we do not have an agreement in place for, but we have identified, a secondary fill/finish supplier. There can be no guarantee that we will enter into an agreement with such fill/finish supplier or that an effort to enter into such an agreement will be on favorable terms. If we need to identify an additional fill/finish manufacturer, we would not be able to do so without delay and likely significant additional cost.

Our existing manufacturer and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, such as difficulties involving production yields, quality control and quality assurance, we may be unable to replace a third-party manufacturer in a timely manner and the production of any product candidate or commercialized drug would be interrupted, resulting in delays and additional costs.

In addition, because the contract manufacturer of our drug substance is located in the United States, we may face difficulties in importing our drug substances into Europe as a result of, among other things, import inspections, incomplete or inaccurate import documentation or defective packaging.

We and our collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to our product candidates. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaborators or our contract manufacturers must supply all necessary documentation in support of an NDA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of our collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if our contract manufacturers fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

We may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential future product candidates. We may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we so choose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to develop and manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Risks Related to Our Intellectual Property

We have filed multiple patent applications and have a very limited number of issued patents. There can be no assurance that any of our patent applications will result in issued patents. As a result, our ability to protect our proprietary technology in the marketplace may be limited.

We have filed patent applications in many countries worldwide. These applications cover a range of areas including: the therapeutic use of mazindol for the treatment of ADHD and combination therapies containing mazindol (add-ons with iron or stimulants) as well as sleep disorders such as narcolepsy or IH. Unless and until our pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of our patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what we currently seek.

Our proprietary position for our product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for our product candidates will be any patents granted on the method of use and formulation. We do not have patents or patent applications covering our products as a composition of matter (i.e., compound claims).

Composition of matter patent claims on the active pharmaceutical ingredient, or API, in pharmaceutical drug products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Even if we are issued patents, because the patent positions of pharmaceutical products are complex and uncertain, we cannot predict the scope and extent of patent protection for our product candidates.

Any patents that may be issued to us will not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other drug products including identical or similar drug products;

●	if we are not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing, now or in the future, in the patent landscape for Quilience and Nolazol, or any other product candidates that we seek to commercialize or develop, if any, that will affect our freedom to operate;

●	if our patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe our patents;

●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Switzerland can be less extensive than those in the United States and Switzerland. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Switzerland. Consequently, we may not be able to seek to prevent third parties from practicing our inventions in all countries outside the United States and Switzerland, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors, for example, may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States and Switzerland.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to medical devices and biopharmaceutical and biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to maintain effective proprietary rights for our product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the pharmaceutical industry. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our technology or use of our technology does not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technology.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our technology or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, we may receive less revenue from future products if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us.

We generally enter into non-competition agreements with our employees and certain key consultants. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. Under Swiss law, a non-compete agreement could be invalidated if, for example, the geographic scope of the non-compete agreement is too broad, or, alternatively, such an agreement could be deemed by a Swiss court to be an occupation ban. Such actions would make enforcing our non-competition agreements more challenging and could make it easier for our competitors to employee our previous employees.

In addition, under Swiss law, if we wish to obtain ownership over inventions developed by our employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, we are required to compensate the employee for the rights to their respective inventions. There can be no guarantee that we will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on our operations and ability to effectively compete.

Risks Related to Our Business Operations

We manage our business through a small number of key employees and consultants.

As of the date of this annual report, our key employees and consultants include our Chief Executive Officer, Mr. Alexander Zwyer, who co-founded us in 2015, as well as our Chief Operating Officer, Silvia Panigone, our Interim Chief Financial Officer, Subhasis Roy, our Interim Chief Scientific Officer, Eric Konofal, our Head of Business Development, Hervé Girsault and our Interim Medical Director, Carlos Camozzi. With the exception of our Chief Executive Officer and Chief Operating Officer, our senior management are not engaged as full-time employees. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we expect to enter into employment agreements with senior management, these agreements will likely be terminable at will with minimal notice.

In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the executive committee and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to senior management and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific and technical consultants. In particular, the loss of one or more of our senior management or key consultants could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the pharmaceutical industry is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

We face business disruption and related risks resulting from the recent outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus has spread across the globe, impacting over 200 countries, including the United States and Switzerland. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world have imposed and continue to impose quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. Authorities around the world have and may continue implementing similar restrictions on businesses and individuals in their jurisdictions. While a number of vaccines have been approved in the United States and other countries, COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population.

Our operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout Switzerland and the world. Although we cut our operating expenses prior to the COVID-19 pandemic, there can be no assurance that this or other remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, the impact of COVID-19 may cause delays to our future clinical trials, and may make it difficult for us to enroll patients to clinical trials.

It is not possible at this time to estimate the full impact that the COVID-19 pandemic, the continued spread of COVID-19, and any additional measures taken by governments, health officials or by us in response to such spread, could have on our business, including the timing of our planned clinical trials, results of operations and financial condition. For example, we do not yet know the impact, if any, of COVID-19 on our ability to enroll patients in our clinical trials. The COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, which, in turn, could adversely affect our business, including the timing of our planned clinical trials, results of operations and financial condition. We continue to monitor our operations and government recommendations. A significant reduction in our workforce and our compliance with instructions imposed by Swiss and other European authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Moreover, even though there are vaccines for the treatment of COVID-19, we cannot foresee whether the Swiss or other European authorities or the U.S. federal government will impose further restrictive instructions, which if implemented may lead to significant changes. The spread of COVID-19 may also result in the inability of our suppliers to deliver components or raw materials on a timely basis. The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. See “Risks Related to Product Development, Regulatory Approval and Commercialization – We may find it difficult to enroll patients in our clinical trials. Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates” for additional information.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We currently have a very limited number of employees and in order to commercialize our products, we will need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to:

●	manage our clinical trials and the regulatory process effectively;

●	develop our administrative, accounting and management information systems and controls;

●	hire and train additional qualified personnel; and

●	integrate current and additional management, administrative, financial and sales and marketing personnel.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which became effective in May 2018 and contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like us that conduct clinical trials in the EU; we anticipate that over time we may expand our business operations to include additional operations in the EU and with such expansion, we would be subject to increased governmental regulation in the EU countries in which we might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that our business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The PPACA is a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the law may affect us and increase certain of our costs.

In addition, other legislative changes have been adopted since the PPACA was enacted. These changes include aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, following passage of the Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additional legislative and regulatory changes to the PPACA, its implementing regulations and guidance and its policies, remain possible in Congress. However, it remains unclear how any new legislation or regulation might affect the prices we may obtain for any of our product candidates for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

We are currently unable to predict what additional legislation or regulation, if any, relating to the healthcare industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in the price of our common shares or Warrants or limit our ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of our products.

The use of any of our product candidates could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on our business and reputation.

The collection and use of personal health data in the EU are governed by the provisions of the Data Protection Directive, and as of May 2018 the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, including Switzerland, are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect our business, financial condition, prospects, results of operations and reputation.

Risks Related to the Ownership of Our Securities

The market price of our common shares and Warrants may be highly volatile, and you may not be able to resell your shares or Warrants at or above the initial public offering price.

The trading price of each of our common shares and Warrants is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of the symptoms of narcolepsy, ADHD, or any other indication that we may seek to develop, or the use of mazindol to treat any such indications;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of pharmaceuticals;

●	the depth of the trading market in our common shares and Warrants;

●	termination of the lock-up agreements or other restrictions limiting our ability or that of any of our existing shareholders to sell our common shares (or any other securities that we may issue, if any);

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our common shares and Warrants, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

We have identified material weaknesses in our internal control over financial reporting. If our remediations are not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial conditions or results or operations, or prevent fraud, which may adversely affect investor confidence in our Company and as a result, the market price of our shares and Warrants.

As a public company, we are required to maintain internal control over financial reporting and will be required to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. If we fail to remediate the material weaknesses, or are otherwise unable to maintain effective internal control over financial reporting, management could be required to expend significant resources and we could fail to meet our public reporting requirements on a timely basis, and be subject to fines, penalties, investigations or judgements, all of which could negatively affect investor confidence and adversely impact our stock price.

To date, we have had limited financial and accounting personnel, which has resulted in a limited segregation of duties to fully execute our accounting and financial reporting processes to maintain effective internal control over financial reporting. Additionally, we identified a material weakness related to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience with technical accounting in accordance with U.S. GAAP and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

We began to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including the following:

●	hiring of additional finance and accounting personnel with prior experience working for finance departments and technical accounting experience, supplemented by third-party resources;

●	documenting and formally assessing our accounting and financial reporting policies and procedures; and

●	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

Our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding common shares currently own approximately 53% of our common shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our Chief Executive Officer and directors, and shareholders who own more than 5% of our outstanding common shares beneficially own approximately 53% of our common shares. This significant concentration of share ownership may adversely affect the trading price for our common shares and Warrants because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

The Warrants we issued in our initial public offering are speculative in nature.

The Warrants we offered and sold in our initial public offering do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price for a limited period of time. Specifically, holders of the Warrants may exercise their right to acquire the common shares and pay an exercise price of $4.15 per common share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of our common shares and Warrants could have adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2020. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the common shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that we are a PFIC. See Item 10.E. “Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Companies” for additional information.

We have not paid, and do not intend to pay, dividends on our common shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our common shares.

We have never declared or paid cash dividends on our common shares. We do not anticipate paying any cash dividends on our common shares in the foreseeable future

Moreover, Swiss Law imposes certain restrictions on our ability to declare and pay dividends. See Item 8.A. “Dividends” for additional information.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our common shares and Warrants.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not EGCs including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common shares and Warrants less attractive because we may rely on these exemptions. If some investors find our common shares and Warrants less attractive as a result, there may be a less active trading market for each such traded security, and the trading price of each may be more volatile and may decline.

The requirements associated with being a public company will require significant company resources and management attention.

We are subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses that we did not incur as a nonpublic company, particularly after we are no longer an EGC as defined in the JOBS Act. We estimate that these expenses will be at least several hundred thousand dollars annually. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Risks Related to Swiss Law and Our Operations in Switzerland

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. However, if a board resolution has been invalidly formed, anyone, including the shareholders, may claim that such an invalid resolution shall be declared null and void. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Stans, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in Stans, Switzerland.

Our common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

We are organized under the laws of Switzerland. However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions without subjecting our shareholders to Swiss withholding tax.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and the authorization must be renewed by the shareholders every two years. Additionally, subject to specified exceptions, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. As of December 31, 2020, we had CHF 26.357 million (approximately $28.040 million) of qualifying capital contributions and CHF 139,200.00 (approximately $145,139.00) of registered share capital (consisting of 6,960,000 common shares each with a nominal value of CHF 0.02 and no preferred shares)) on our audited statutory balance sheet (which audit was performed by our independent registered public accounting firm), as required pursuant to Swiss law. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless we increase our share capital or our reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of nominal value or (ii) assuming certain conditions are met, qualifying capital contributions accumulated on or after January 1, 1997. A U.S. holder that qualifies for benefits under the Convention between United States of America and Switzerland for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “U.S.-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting shares, or for a full refund in the case of qualified pension funds).

There can be no assurance that we will have sufficient qualifying capital contributions to pay dividends free from Swiss withholding tax, or that Swiss withholding rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of qualifying capital contributions will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of qualifying capital contributions becoming subject to additional corporate law or other restrictions. In addition, over the long term, the amount of par value available to us for nominal value reductions or qualifying capital contributions available to us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in nominal value or out of qualifying capital contributions, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

Our securities are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction and may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders of certain U.S. companies or in a Swiss company listed in Switzerland.

Because our securities are listed exclusively on Nasdaq and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our securities will be listed exclusively on Nasdaq, will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in certain U.S. companies or in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our senior management or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Stans, Switzerland. Moreover, a majority of our directors and senior management are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be recognized in Switzerland only if:

●	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

●	the judgment of such non-Swiss court has become final and non-appealable;

●	the judgment does not contravene Swiss public policy;

●	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

●	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Exchange rate fluctuations between the U.S. dollar and the Swiss Franc may negatively affect our results.

Under our existing agreements, we make a significant number of payments in U.S. dollars and Swiss Francs. Since our reporting currency is the U.S. dollar, financial line items are converted into U.S. dollars at the applicable exchange rates. As a result, changes and fluctuations in currency exchange rates between the Swiss Franc the U.S. dollar could have a material adverse effect on our operating results.

General Risk Factors

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-yearly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted, and intend, to phase-in our compliance with certain Nasdaq Listing Rules, as permitted by Nasdaq Listing Rule 5615(b)(1), instead of otherwise having to be in compliance with such rules as of the date of our initial listing on Nasdaq, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers and if we do not obtain compliance within the allotted time, we could become subject to delisting by Nasdaq.

In accordance with Nasdaq Listing Rule 5615(b)(1), as a foreign private issuer, we are permitted, and intend, to phase-in our compliance with certain Nasdaq Listing Rules, instead of otherwise having to be in compliance with such rules as of the date of our initial listing on Nasdaq. For instance, although we are a Foreign Private Issuer and have opted into following our home country rules, which are the laws of Switzerland, in lieu of following certain Nasdaq Listing Rules, we are still required to have an audit committee that satisfies Nasdaq Listing Rule 5605(c)(3) and ensure that such audit committee members meet the independence requirement in Nasdaq Listing Rule 5605(c)(2)(A)(ii), provided, however, that in light of Nasdaq Listing Rule 5615(b)(1), we have up to one year from the date of our listing to have an audit committee and members who meet such requirements. This phased-in period of compliance may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers and if we do not obtain compliance within the allotted time, we could become subject to delisting by Nasdaq. In addition, due to the resignation of Pascal Brenneisen, we are relying on the cure period allowed for under Nasdaq Listing Rules to fill such vacancy with a qualified individual, and if we fail do so, we could become subject to delisting by Nasdaq.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our common shares or of securities convertible into our common shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our common shares and the Warrants.

Failure in our information technology systems, including by cybersecurity attacks or other data security incidents, could significantly disrupt our operations.

Our operations depend, in part, on the continued performance of our information technology systems. Our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Failure of our information technology systems could adversely affect our business, profitability and financial condition. Although we have information technology security systems, a successful cybersecurity attack or other data security incident could result in the misappropriation and/or loss of confidential or personal information, create system interruptions, or deploy malicious software that attacks our systems. It is possible that a cybersecurity attack might not be noticed for some period of time. The occurrence of a cybersecurity attack or incident could result in business interruptions from the disruption of our information technology systems, or negative publicity resulting in reputational damage with our shareholders and other stakeholders and/or increased costs to prevent, respond to or mitigate cybersecurity events. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose us or other third parties to regulatory fines or penalties, litigation and potential liability, or otherwise harm our business.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Sales of a substantial number of shares of our common shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our common shares in the public market or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common shares. In addition, shares held by our shareholders prior to our initial public offering may be available for re-sale upon the expiration of the lock up period set forth in certain lock-up agreements executed by certain company insiders relating to our initial public offering. In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our common shares.

If securities or industry analysts do not publish or cease publishing research reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares and Warrants, the trading prices of our shares and Warrants and trading volume of our shares and Warrants could decline.

The trading market for our common shares and Warrants will be influenced by the research reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares and Warrants, or provide more favorable relative recommendations about our competitors, the trading price of our shares and Warrants would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our shares and Warrants and trading volume of our shares and Warrants to decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

NLS was formed in June 2015 as a Swiss limited company. Our registered office is located at Alter Postplatz 2, 6370 Stans, NW, Switzerland.

In 2016, we acquired several patents from Assistance Publique – Hopitaux de Paris, or AP-HP, in France, including for our lead compound mazindol. Since our founding, we have assembled an experienced leadership team with a track record of developing and repurposing products to treat rare neurological disorders. Our Chief Executive Officer, Alexander Zwyer, has held a variety of senior leadership roles of increasing responsibility in the pharmaceutical industry, including global roles in business development, marketing, commercial, operations and general management. We complement our management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of our current focus, rare hypersomnolence (specifically, narcolepsy) and complex neurodevelopmental disorders.

B.	Business Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary CR formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable mazindol CR to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities, or NCEs, from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. We believe that our streamlined clinical development approach has the potential to advance our product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, we believe, exists with respect to the development of our lead product candidate, Quilience, and follow-on product candidate, Nolazol, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating).

Our discovery platform currently focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state, and, we believe these may potentially offer new treatment options for patients, including for those patients who are refractory to currently available treatments. Our current focus is in the therapeutic areas of rare hypersomnia disorders (conditions highlighted by excessive daytime sleepiness, or EDS) and complex neurodevelopmental disorders, and includes our lead product candidate: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and our follow-on candidate Nolazol, for the treatment of ADHD. We have not yet conducted sponsored clinical studies for Quilience and we intend to initiate our clinical development with a Phase 2 clinical trial in the second half of 2021, in adult patients with narcolepsy, subject to authorization from the FDA and other applicable regulatory agencies. We expect to have top line results from our Phase 2 clinical trial by the end of 2021. We also intend to apply for expedited development program(s) facilitated by the U.S. Food and Drug Administration, or the FDA, such as Breakthrough Therapy and/or Fast Track designations and by the European Medicines Agency, or EMA, such as Priority Medicine, or PRIME. We have completed a Phase 2 clinical trial evaluating the safety and efficacy of Nolazol in adults with ADHD in the U.S. and, given the positive outcome of this trial, we may initiate Phase 3 clinical trials after we receive approval to commercialize Quilience. We intend to seek FDA and other regulatory approval for Nolazol for use in children with ADHD, which requires additional nonclinical work, as well as staged clinical work in determining safe dosing and monitoring. In addition, following our current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, we intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional nonclinical and clinical studies.

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary CR formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000s, before being voluntarily withdrawn from the market for commercial reasons and is no longer available nor marketed in these regions. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug.

We believe that our lead product candidate, Quilience, offers a meaningfully differentiated product profile over current treatment options for the following reasons:

●	Mechanism of action. If approved, Quilience would be the only partial orexin 2 receptor agonist approved by the FDA, as well as the only triple monoamine reuptake inhibitor approved by the FDA for the treatment of narcolepsy. Narcolepsy is caused by a profound loss of orexin producing neurons and a partial orexin 2 receptor agonist may help to replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency and reduce disease specific symptoms. In addition, its unique dual mechanism of action as also a monoamine triple reuptake inhibitor further acts to reduce disease specific symptoms, offering patients a treatment option that may address simultaneously and in concert the two primary symptoms of narcolepsy.

●	Low potential for abuse and misuse and diversion. Mazindol is a Schedule IV controlled substance as classified by the DEA. The DEA defines Schedule IV controlled substances as those “with a low potential for abuse and a low risk of dependence”. Unlike Xyrem (sodium oxybate), the top-selling medication for narcolepsy in the United States, historically mazindol never required a REMS to manage known or potential serious risks associated with its use.

●	Quilience is expected to be administered as a monotherapy. Narcolepsy is a difficult disorder to manage and even with available approved medications, the majority of narcolepsy patients often require multiple medications to treat their symptoms. According to the current treatment guidelines (initially published in 2007) of the AASM, approved medications for narcolepsy, at best, provide only moderate improvement in narcolepsy symptoms and their respective side effects may limit their use. The AASM specifically highlights that future investigations should be directed toward development of more effective and better tolerated therapies and primary prevention. The Voice of the Patient report from the FDA’s patient-focused drug development initiative, published in 2014, concluded that, based on the overall benefit-risk assessment of currently approved medications, there is a continued need for additional effective and tolerable treatment options for patients with narcolepsy. A retrospective analysis (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6) showed that mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on the two primary symptoms of narcolepsy, EDS and cataplexy.

●	Quilience is being developed as a once-daily oral tablet administered in the morning upon wakening. Patients have identified a need for treatment options that are easier to take, dosed less frequently, do not disrupt nighttime sleeping and provide full day coverage of symptoms. We believe that once-daily dosing with Quilience may address this need and may help improve patient compliance and adherence with treatment. Quilience utilizes our proprietary controlled-release formulation and is being designed to optimize its pharmacokinetic and pharmacodynamic properties with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long-acting symptom control to uniquely meet the needs of patients.

Leveraging our scientific insights and direct hands-on clinical experience, we are developing compounds that we believe have innovative mechanisms of action with positive therapeutic profiles and represent a differentiated treatment option to overcome the limitations of the current therapies. For example, Quilience and Nolazol are agents that differ from available treatments in their apparent dual mechanism of action. In addition to their action as a triple monoamine reuptake inhibitor that blocks serotonin, norepinephrine, and dopamine transporters, they also target the orexin pathway as a selective (in relation to the orexin-1 receptor) partial agonist of the OX2R. This activity could provide cortical regulation of the lower brain, and thereby lead to improved attention and inhibitory control, while also improving regulation of executive function and inhibitory control which would provide both “top down” and “bottom up” regulation of the brain. Orexin neurons (located in a part of the brain known as the hypothalamus) are multi-tasking neurons that serve as key modulators to several vital functions, including sleep-wake states, attention, feeding behavior, energy homeostasis, reward systems, cognition and mood throughout the cerebral cortex, and as such, the orexin system is a central promoter of wakefulness. A drug that targets orexin could potentially increase arousal in individuals with ADHD, which could be useful in individuals who have a low level of arousal or motivation, as is not infrequently the case in individuals with ADHD. To the best of our knowledge, no currently available medication for ADHD or for the treatment of EDS and cataplexy, the two main symptoms associated with narcolepsy, has effects on the orexin system. In addition to narcolepsy and ADHD, we believe that our product compound, mazindol CR, may have therapeutic potential across a range of diverse CNS conditions such as RLS, IH, OSA, Kleine-Levin-syndrome, daytime sleepiness due to myotonic dystrophy Type 1 (DM1) and Prader Willi Syndrome, given the mechanism of action.

Relationship Between Narcolepsy and ADHD

Narcolepsy and psychiatric disorders have a significant but unrecognized relationship in which the two can coexist. However, narcolepsy is frequently misdiagnosed initially as a psychiatric condition, contributing to the protracted time for accurate diagnosis and treatment. Narcolepsy is a disabling neurological condition that carries a high risk for development of social and occupational dysfunction. Deterioration in function associated with narcolepsy may lead to the secondary development of psychiatric symptoms and inversely, the development of psychiatric symptoms can lead to the deterioration in function and quality of life. The overlap in treatments may further enhance the difficulty to distinguish between diagnoses.

ADHD is the most common neurobehavioral disorder characterized by symptoms of inattention, impulsivity and hyperactivity with an estimated prevalence rate of approximately 4-12% worldwide, as reported by the paper, “Understanding Attention Deficit/Hyperactivity Disorder from Childhood to Adulthood,” by Drs. Timothy E. Wilens and Thomas J. Spencer. On the surface, ADHD may appear to be the opposite of narcolepsy; however, there may actually be significant clinical similarity between the two. Cumulative data about sleep problems in children and adolescents with ADHD has shown that children with ADHD have had a higher rate of restless sleep, impaired sleep, and daytime sleepiness than children without ADHD. However, it is unclear whether EDS in ADHD is due to nocturnal sleep disturbances or primary vigilance disorders because shorter sleep onset latency is assessed by the Multiple Sleep Latency Test, or MSLT (an objective physiologic measure of sleepiness), in ADHD, rather than in the control group irrespective of the presence/absence of sleep disturbances.

On the other hand, problems with sleep may represent an intrinsic component of ADHD. The presence of ADHD symptoms in children and adolescents with narcolepsy has been found to be about two-fold higher than in the general control population and adults with narcolepsy have been found to have a much greater likelihood of having a diagnosis of ADHD in childhood compared to the general control population. Hyperactivity seen in ADHD may, in fact, be a compensatory response for individuals who are under-aroused or sleepy and ADHD symptoms contribute to poor quality of life and increased frequency of depressive symptoms, similar to narcolepsy. To the best of our knowledge, almost all of the treatments used in ADHD have mechanistic overlap with treatments used in narcolepsy for EDS and researchers suggest that the symptoms of EDS, fatigue, and sleep fragmentation may be the cause for ADHD symptoms, which is consistent with similar findings in other hypersomnia disorders.

Our Portfolio and Lead/Follow-On Product Candidates

Quilience for Treatment of EDS and Cataplexy in Narcolepsy (Lead Product Candidate)

Narcolepsy is a rare chronic primary sleep disorder characterized by two main symptoms:

●	EDS: This symptom is the inability to stay awake or alert throughout the day and, in general, EDS interferes with normal activities on a daily basis, whether or not a person with narcolepsy has sufficient sleep at night. People with EDS report mental cloudiness, lack of energy and concentration, memory lapses, depressed mood, and/or extreme exhaustion.

●	Cataplexy: This symptom consists of a sudden loss of muscle tone that leads to muscle weakness and a loss of voluntary muscle control, while being fully conscious. It can cause symptoms ranging from slurred speech to total body collapse, depending on the muscles involved, and is often triggered by intense emotions such as surprise, laughter, or anger.

Nearly all patients diagnosed with narcolepsy require lifelong treatment to combat the daily and debilitating symptoms, yet, most continue to suffer because of the current gap between their medical needs and effective treatments. One FDA approved medication for both EDS and cataplexy associated with narcolepsy, sodium oxybate (Xyrem), although marketed with significant limitations impeding its use, generated revenues of over $1.74 billion in 2020 based on fourth quarter and full year financial results issued by Jazz Pharmaceuticals plc. According to a September 2019 press release from ResearchAndMarkets.com, the narcolepsy market generated $2.42 billion in 2018 and is projected to reach $5.36 billion by 2026, growing at a compound annual growth rate of 10.3% from 2019 to 2026.

As an agonist of the OX2R and a triple monoamine reuptake inhibitor, we believe that Quilience reflects a scientifically supported mechanism of action to address the shortcomings of the approved medications and the unmet needs of patients. Quilience is being designed as an oral, once-daily treatment, intended for long-term use. Through the use of mazindol in Quilience and the expected benefits of our proprietary controlled-release formulation, we hope that regulatory agencies will conclude that Quilience has a desirable balance of efficacy, safety and tolerability to support marketing authorization.

We also anticipate developing additional mazindol based CR product(s) for broader hypersomnia indications, such as IH, where there is a critical unmet need and no currently approved treatments available, in addition to other disorders, such as neurocognitive disorders implicated by EDS.

Quilience has been granted orphan drug designation by both the FDA and European Commission for the treatment of narcolepsy, and if approved for marketing in adults, this designation is expected to provide 7 years and 10 years of market exclusivity in the United States and Europe, respectively, and with the potential for additional market exclusivity, if and when further developed and approved in pediatrics (extended for an aggregate of 7.5 years and 12 years in the United States and Europe, respectively). Additionally, we have filed an international patent application under the Patent Cooperation Treaty, or PCT, for proprietary controlled release formulation, and, if granted, may provide patent protection through 2037 in the United States. We held a pre-IND meeting with the FDA in December 2016, and we plan to submit an IND in the second quarter of 2021. Additionally, we received scientific advice with protocol assistance from the EMA in March 2017 and are planning for the development of the Clinical Trial Agreement, which upon approval, will allow for clinical trials to begin in the EU. We plan to pursue an expedited development program with the FDA under the Breakthrough Therapy and Fast Track designation programs, as well as potentially a similar program, PRIME, with the EMA. Collectively, these programs are designed to expedite the development and review of drugs intended to treat serious conditions and fill an unmet medical need. We believe Quilience may qualify for these programs based on (i) positive real-world evidence, namely, previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under France’s Authorization Treatment Use program for 17 years in patients who failed to respond or could not tolerate the available approved treatments, (ii) its dual mechanism of action as a SNDRI (serotonin–norepinephrine–dopamine reuptake inhibitors) and partial OX2R agonist, which we believe are crucial in addressing the underlying symptoms of both EDS and cataplexy, providing a pharmacological profile targeting multiple CNS pathways, and (iii) the limited availability of treatments that successfully treat both cataplexy and EDS in narcolepsy.

Additionally, we are planning to leverage the demonstrated biological activity of the active molecule in Quilience to further expedite the clinical development, as well as drawing on the data from our ADHD program to support our clinical development efforts of Quilience and the FDA’s previous approval of mazindol (in its immediate release form in the pharmaceutical product “Sanorex,” as manufactured and distributed by Novartis (through its Sandoz division) as safe in the management of exogenous obesity through the 505(b)(2) regulatory pathway.

We believe that previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under a regulatory authorized CUP in France for 17 years in patients who failed to respond or could not tolerate the available approved treatments, supports our development of Quilience. We believe this positive real-world evidence in improving both EDS and reducing cataplexy demonstrates the potential for Quilience to be a treatment for patients suffering from narcolepsy, and notably, also the potential to provide an alternative treatment for patients who have not had a successful outcome with approved treatments, such as sodium oxybate, modafinil, methylphenidate-based, and amphetamine-based products.

In most patients, narcolepsy is caused by the permanent loss of orexin (also called hypocretin), which has been identified as the major regulator in the brain that modulates the stability of the sleep-wake cycle. Individuals with narcolepsy often emphasize that their symptoms go beyond falling asleep during the day and report feeling chronically tired, fatigued, or sleep deprived and also struggle with cognitive difficulties that interfere with their ability to perform at work or school and devastating cataplexy attacks that can be debilitating and frightening. These impairments are associated with an increased risk of accidents, trauma, and difficulties in maintaining personal relationships. The economic burden of narcolepsy is also extensive and people with narcolepsy have above-average rates of health care visits, medication use, and unemployment, and those employed have lower income levels. According to the Narcolepsy Network, narcolepsy affects an estimated 1 in every 2,000 people in the United States, which equates to 150,000 to 200,000 patients in the United States and 3 million worldwide; however, it is estimated that only 25% of those living with narcolepsy have been diagnosed and are receiving treatment. Most people with narcolepsy begin having symptoms in their teenage years, but the diagnosis is usually not made until adulthood, suggesting that narcolepsy is both an underdiagnosed and an undertreated disorder. According to the August 2018 National Know Narcolepsy Survey, most narcolepsy patients remain unsatisfied on current treatments.

While symptomatic improvement is possible, patients’ needs are usually not met and the therapeutic effects of the currently approved treatments remain inadequate for most patients, including lack of symptom control, variable efficacy, rebound sleepiness and rebound cataplexy, troublesome side effects, inconvenience, and high potential for abuse. Given the considerable burden of the condition, the adverse effects on the health of narcolepsy patients, and the limitations of available medications, there is a critical unmet need for additional treatment options. Quilience is a triple monoamine reuptake inhibitor (SNDRI) and partial agonist of the OX2R that may mimic the natural sleep-wake process by activating and further enhancing the brain mechanisms that promote and regulate wakefulness. We believe Quilience may bridge this considerable treatment gap and that the current narcolepsy landscape may provide an opportunity to establish ourselves as a leader in this space.

Real-World Evidence in Narcolepsy

The use of real-world evidence may improve the quality and efficiency of clinical development and clinical trial design, with the potential to accelerate the development of therapies that may provide meaningful benefits to patients. Real-world evidence is the analysis of real-world data, which can originate from sources such as CUPs, and may provide a more complete picture of patient experience to inform patient-focused drug development, and support the advancement of randomized, placebo-controlled clinical trials to support a marketing application.

While no longer commercially available in the United States or Europe, the active molecule in Quilience, mazindol, was previously widely used off-label and for several decades for the treatment of narcolepsy. Additionally, it was prescribed under a long-term CUP administered and regulated by ANSM (“L’agence nationale de sécurité du medicament et des produits de santé”), the national agency in France responsible for overseeing the safety of medicines and health products, helping to address the unmet needs of patients who did not initially respond, later failed or were unable to tolerate the approved available treatments, such as modafinil, methylphenidate, sodium oxybate, and amphetamine-based products. This CUP ran for 17 years, ending in 2016 due to unavailability of the product, and more than 200 patients with narcolepsy who were refractory to available treatments were prescribed mazindol for the treatment of EDS and/or cataplexy.

A retrospective, multi-center, observational study of this real-world data, financed by the French Health Ministry, and conducted in part by certain members of our team and members of our Scientific Advisory Board (prior to their work with us), was performed to evaluate the effectiveness and safety of mazindol in real-world, clinical practice. A total of 94 patients with narcolepsy, and suffering from cataplexy, including adults and children, with a mean 30 months of treatment exposure were included in the analysis to evaluate the effectiveness of mazindol on improving EDS. Mazindol noticeably improved EDS (p<0.0001), as measured by the Epworth Sleepiness Score, or ESS. The ESS is a validated patient-reported measure of the patients’ recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in other narcolepsy-related Phase 3 clinical trials. An analysis was also performed assessing the effectiveness of mazindol in controlling cataplexy in 62 patients and demonstrated a statistically significant reduction in the frequency of cataplexy episodes (p<0.0001). The ESS score before mazindol was 18.0 ± 3.1 and decreased to 13.6 ± 5 after mazindol, for a change of -4.2 (p<0.0001). In addition, the change in weekly cataplexy rate before and after mazindol changed from 4.6 ± 3.1 (before mazindol) to 2.0 ± 2.8 after mazindol (for a change of -2.7) (p<0.0001).

This retrospective study with analysis of real-world data, provides positive real-world evidence that the treatment was well-tolerated and effective, in terms of improvement in EDS and the reduction in cataplexy events, with a conclusion of an overall positive benefit-risk ratio in the majority of patients. In their report concluding the results of the study (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6), the researchers found that Mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on cataplexy and that the data, taken altogether, suggest that mazindol has a major effect on sleepiness, possibly greater than that of modafinil (Provigil).

Narcolepsy Overview and Market Opportunity

Narcolepsy is the inability to stay awake and arises from the dysregulation of the sleep-wake cycle, and in most individuals is thought to be caused by an immune system mediated destruction of brain cells that contain orexin. Orexin is a neuropeptide and is critical to the maintenance of wakefulness, continuity of sleep and coordination of the timing and features of REM sleep. Narcolepsy is often debilitating and incapacitating for those affected and with no known cure, it usually requires life-long symptomatic treatment. Narcolepsy symptoms significantly interfere with and cause a negative impact on cognitive, psychological and social functioning and can greatly affect daily activities.

The clinical hallmark of narcolepsy is EDS, which is present in all narcolepsy patients and is generally the first symptom to occur. EDS manifests as sudden irresistible bouts of sleep throughout the day, which can strike at any time, leading to inadvertently falling asleep during a variety of situations, such as while at work or at school, when having a conversation, playing a game, eating a meal, or, most dangerously, when driving or operating other types of machinery. A prominent and distinctive symptom of narcolepsy is cataplexy, which occurs in approximately 70% of those patients with narcolepsy. Although the severity of cataplexy is variable, it can be very frightening and usually causes additional disability. In addition to cataplexy, individuals with narcolepsy may also have symptoms indicative of altered REM sleep. REM sleep is normally characterized by dreaming and muscle paralysis that prevents an individual from acting out their dreams. In narcolepsy however, REM sleep can occur at any time of day and elements of REM sleep can mix into wake, manifesting as cataplexy, hallucinations that occur when going to sleep or upon waking, and sleep paralysis, a transitional state between wakefulness and sleep in which one is aware but cannot move, speak, or react.

Narcolepsy is classified into two subtypes, narcolepsy type 1 and narcolepsy type 2. Type 1 is characterized by cataplexy or an undetectable or low level of orexin in the cerebrospinal fluid, or CSF. In type 2, patients generally have less severe symptoms and do not experience cataplexy attacks. The underlying cause of narcolepsy type 2 is unknown and many patients have normal CSF orexin levels; however, 25% of patients with narcolepsy type 2 do have intermediate CSF orexin levels and these individuals are more likely to develop cataplexy and subsequently be diagnosed with narcolepsy type 1.

Cataplexy is a symptom that occurs almost exclusively in people with narcolepsy type 1, so its presence strongly suggests this diagnosis. However, cataplexy can sometimes be subtle or mild, making additional testing sometimes necessary, with the diagnosis depending on ruling out causes of secondary hypersomnia and performing an overnight sleep test with MSLT. On the MSLT, it takes less than eight minutes on average for people with narcolepsy type 1 to fall asleep, and REM sleep is observed on at least two naps. People with narcolepsy type 2 show the same results on MSLT as those with cataplexy.

In addition to EDS, cataplexy and other symptoms of altered REM sleep, people with narcolepsy type 1 are prone to gain significant weight, which may be due to the loss of orexin. Soon after narcolepsy onset, children can rapidly gain 5–15 kg (approximately 11 to 33 pounds) and adults with type 1 are often overweight or obese, despite normal caloric intake and activity levels. Given that the active molecule in Quilience was previously approved for the management of exogenous obesity and its multifunctional mechanism of action targets two pathways known to be implicated in obesity, Quilience may also help to counter this negative effect of weight gain associated with narcolepsy.

Prevalence

According to the European Narcolepsy Network, narcolepsy affects only 20 to 40 out of every 100,000 people; however, it is estimated that only one out of four people living with narcolepsy have been properly diagnosed. Although it usually has an early age of onset during the adolescent years, a diagnostic delay that often exceeds 10 years from the time of symptom onset suggests that narcolepsy is both under diagnosed and under treated. This delay may result from several factors, including lack of clinician and patient recognition of the signs and symptoms of narcolepsy and leading to multiple physician visits before receiving a diagnosis, as well as misdiagnosis of narcolepsy as another condition, such as epilepsy, depression, or ADHD, which further delays treatment.

Current Treatment Landscape and Treatment Limitations

Until a cure is available, the current treatment of narcolepsy focuses on symptom control, with the goal of keeping the patient alert during the day, primarily by improving EDS and minimizing the occurrence of cataplexy. More than 90% of individuals with narcolepsy require chronic use of medication to manage symptoms, in order to allow for important everyday activities to be performed safely, such as attending school, going to work and caring for a child.

The current available treatment options require the careful balancing of the drug’s efficacy, convenience of administration, development of drug tolerance, adverse effects, comorbidities, monitoring for evidence of drug abuse, and new life circumstances, such as school, pregnancy and parenthood. In narcolepsy, several classes of drugs are used for the treatment of EDS, including a CNS depressive agent, wake-promoting agents, a histamine 3 receptor antagonist/inverse agonist, and CII controlled stimulants.

Sodium oxybate (Xyrem) is the legally manufactured form of gamma hydroxybutyrate, an illicit drug of abuse. It was the first FDA approved treatment for cataplexy and is also approved for EDS, and as such, is often used as a first-line therapeutic. While it has been reported to have a positive impact for patients, sodium oxybate also has many challenges with significant limitations that can often impede its use. As a severe CNS depressant with a rapid onset of sedation with both hypnotic and amnestic effects, it is abused to incapacitate victims for sexual assault. Sodium oxybate is a CIII controlled drug and with the potential for an adverse outcome, it is further subject to higher CI controls for abuse and is only available through an FDA imposed restricted-access REMS program. It carries a Black Box warning for respiratory depression and abuse, which can lead to seizures, decreased consciousness, coma and death, and at doses lower than those used to treat narcolepsy. The occurrence of experiencing adverse effects is more common with sodium oxybate compared to other medications used in narcolepsy and adverse effects, even at recommended doses, include nausea, confusion, CNS and respiratory depression, neuropsychiatric depression and confusion, bed-wetting, sleepwalking, automatic behaviors, and involuntary movements. Sodium oxybate has a short half-life and is administered in a split dose, once at bedtime and again two and a half to four hours later, which can be difficult for patients to manage. In addition, generally, an extensive titration period is required, which can take upwards of seven months to achieve a complete optimal response.

Many patients with narcolepsy have cardiovascular risk concerns, including hypertension, and treatment with sodium oxybate contributes 1,100-1,640 milligrams, or mg, to an individual’s daily sodium intake, in comparison to a total daily intake of 1,500 mg as recommended by the American Heart Association. Additionally, life-style changes are also often needed when being treated with sodium oxybate, including the avoidance of alcohol and other medications that may cause sedation and due to its profound sedation and hypotonic effects, a change in living arrangements may be needed if living alone or the need to seek different and multiple treatment options when becoming a parent. Yet, despite these severe limitations, Xyrem continues to be the market leader in the United States.

Our Solution: Quilience for Narcolepsy - A Well-Suited Approach for the Disease Pathology

Narcolepsy is a debilitating neurological disorder and the currently available treatment options are not considered sufficiently effective for most patients. This is highlighted by the results of the recent 2018 “Know Narcolepsy Survey,” conducted by Versta Research, that emphasizes the continuing and substantial burden of narcolepsy with an astonishing 88% of patients indicating that their current treatments are not effectively managing their symptoms, while 94% and 93% stated that new treatment options are needed and expressed frustration with current treatment options, respectively.

Quilience has a mechanism of action that is distinct from existing and emerging therapies and we believe that, if approved, Quilience may represent a substantial improvement to existing treatments. Mazindol’s mechanism of action, which may restore orexin signaling in the brain and further enhance monoamine availability in promoting wakefulness and reducing cataplexy has the potential to be a breakthrough treatment and thereby offering a significant treatment advancement. Furthermore, in November 2019, the Swiss Narcolepsy Network endorsed Quilience as a potential novel treatment of narcolepsy. The Swiss Narcolepsy Network stated that its decision is based on several decades of highly promising off-label use and compassionate use of mazindol in patients with narcolepsy.

Quilience Label Expansion

Following our current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, we intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional nonclinical and clinical studies. We are also aiming to develop Quilience for the treatment of IH, a rare and chronic hypersomnia disorder for which there is currently no effective or approved treatments available. Its hallmark symptom is chronic EDS and a craving to sleep during the day, regardless of how many hours slept at night, which results in such persons taking daytime naps that are usually long and not refreshing. Individuals with IH struggle to wake, despite setting multiple alarms and may have difficulty rising from bed, called sleep inertia. Sleep inertia also includes feelings of grogginess upon waking and can result in impaired alertness and interfere with the ability to perform mental or physical tasks. Similar to narcolepsy, people with IH may also suffer from hallucinations and sleep paralysis when going to bed or upon waking.

The active molecule in Quilience was also prescribed under compassionate use for the treatment of IH, providing positive real-world evidence of its benefit in improving EDS specifically in patients with IH. We plan to request orphan drug designation from both the FDA and the European Commission during 2021 for the treatment of IH and, if granted and later approved for marketing, this designation is expected to provide us initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively. Additionally, we have filed an international patent application under the PCT for a proprietary CR formulation, and, if granted, may provide patent protection through 2037 in the United States.

Quilience Development Program

We intend to submit the IND to the FDA in the second quarter of 2021. We do not anticipate being required to conduct additional nonclinical studies or studies enabling an IND, beyond those studies that were already included in our IND for ADHD with mazindol CR with further reference to the prior FDA approval of mazindol to manage exogenous obesity. We are also planning to commence a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021, subject to receiving authorization to proceed under an IND. Our primary endpoint will be the change from baseline in daytime sleepiness, as measured by the ESS. Our key secondary endpoint will be the change from baseline in the mean weekly number of cataplexy attacks averaged over the 4-week treatment period.

We expect to receive topline results from our Phase 2 clinical trial by the end of 2021. Once we have those results, we expect to hold an End of Phase 2 meeting with the FDA during the first quarter of 2022.

If our Phase 2 clinical trial is successful, we intend to commence a Phase 3 randomized, double-blind, placebo controlled, parallel study in adult patients with narcolepsy type 1 and type 2, subject to receiving authorization to proceed into Phase 3 development.

Additional clinical studies may be required for regulatory approval necessary to commercialize Quilience, such as clinical pharmacology studies, and, if needed, we intend to conduct these studies in parallel with our Phase 3 program, subject to agreement with the FDA and other applicable regulatory authorities. Assuming an End of Phase 2 Meeting with the FDA takes place in the first quarter of 2022, subject to raising additional capital, we currently expect to commence a Phase 3 program during the second half of 2022.

If our Phase 3 study is successful, a confirmatory Phase 3 study may also be required for regulatory approval, which would then commence following completion of the first Phase 3 study. Additional nonclinical studies may also be required for regulatory approval and we intend to conduct these studies in parallel with our clinical program.

We intend to submit the NDA for Quilience under Section 505(b)(2) of the FDA. This NDA pathway was created, in part, to help avoid unnecessary duplication of studies, including nonclinical studies, already performed on an existing or previously approved drug. An NDA submitted pursuant to Section 505(b)(2) is one that relies, at least partially, upon data that a company does not own or have a right of reference to, including published literature. A 505(b)(2) application may also rely upon the FDA’s finding of safety and/or efficacy of a previously approved drug, and as such, we intend to rely, in part, on the FDA’s previous findings of safety of the listed drug. If successful, our nonclinical and clinical programs may potentially be streamlined and/or reduced. To license the innovator data, we entered into an agreement with Novartis in February 2021 to obtain all pre-clinical and clinical data for studies previously conducted on mazindol by Novartis. This data may potentially provide us another avenue to streamline and/or reduce the costs of our pre-clinical and clinical programs. Our ability to rely on the FDA’s previous findings of safety studies published in the scientific literature, and the extent to which licensed innovator data may be utilized will depend on our ability to demonstrate a scientific bridge to Quilience. We intend to meet with the FDA, and other regulatory agencies such as the EMA, to discuss about our proposed development program and obtain further feedback and agreement on the various program elements required to support approval of Quilience.

We also intend to apply for entrance into an expedited development program(s) facilitated by the FDA, such as Breakthrough Therapy and/or Fast Track designation, during 2021. The Breakthrough Therapy designation program is designed to expedite the development and review of drugs which may demonstrate substantial improvement over available treatments, and the Fast Track designation program is designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. We believe that Quilience has the potential to meet the requirements for one or more of these programs and, if granted, one or more of these designations, we anticipate the potential for an expedited development program to be applied in collaboration with the FDA. If we are successful in entering into an expedited development program, this may allow Quilience to reach the market and patients sooner.

Compassionate Use Objectives in Narcolepsy in Europe

While “compassionate use” originally was understood to imply that the drug product is supplied for free, there is a growing understanding with policymakers, payers and patient organizations, that paid-for CUPs are justifiable. In Europe and other regions of the world (excluding the United States), it is recognized that CUP funding can provide an early source of biopharma revenues and incentivize the increased availability of potentially transformative treatments, especially for rare disorders and orphan diseases. Given the extensive therapeutic experience with mazindol, including off-label in narcolepsy patients, we believe that there is ample precedence to justify a funded CUP in selected European countries for a defined group of patients.

We intend to conduct either or both a cohort program and a named patient program, or NPP, each of which is highlighted below in a variety of European countries. Although we have yet to determine which countries we will initiate CUPs in first, our current plan is to target the following countries in the following priorities (priority in each wave has yet to be determined):

●	First Wave: Austria, Belgium, France, Italy and Switzerland;

●	Second Wave: Brazil and Latin America, the Czech Republic, Denmark, Spain and the United Kingdom; and

●	Third Wave: China, Germany, Japan, Sweden and Taiwan.

In addition to the potential benefit of generating revenues before Quilience market authorization from the regulatory agencies, the collection of data within the CUP is a key potential benefit for the overall Quilience evidence generation strategy, as we believe that a CUP program for Quilience would:

●	complement the clinical data package for regulatory submissions;

●	support primary regulatory approvals with longer-term follow up effectiveness and safety data and patient lived experience evidence;

●	support label expansions in broader populations than included in the Quilience late state trials (e.g., in juvenile narcolepsy);

●	potentially accelerate regulatory approval in China if we were to seek regulatory approval for Quilience;

●	enhance the evidence package for market access and pricing and reimbursement;

●	provide qualitative live-experience data and information on the unmet needs from the patient (and caregiver) perspective that may contextualize the net therapeutic benefits offered by Quilience within the narcolepsy management paradigm;

●	bridge patients from the end of Phase 2 and 3 clinical trials to commercialization (assure continued patient access);

●	allow us to generate hypotheses for label expansions in broader populations (as compared to clinical trials);

●	allow us to leverage real-world and patient-centric data collected (board populations, quality of life, satisfaction); and

●	allow us to professionally address patient and physician requests (formal published policy and process).

In addition to these potential benefits of a CUP program for Quilience, commercial objectives of such a program would include the ability to (i) generate pre-licensing revenues in selected countries, (ii) receive post-authorization revenues in non-priority countries for commercial use, (iii) potentially establish an early market presence with a key opinion lead, and center of excellence strategy and (iv) more rapid revenue uptake (than a non-CUP program) upon commercial availability (patients already on product and treated).

Nolazol for the Treatment of ADHD (Follow-On Product Candidate)

Nolazol is a triple monoamine reuptake inhibitor and orexin receptor-2 partial agonist and its unique pharmacological profile is expected to yield import benefits compared to existing treatments of ADHD. Enhancing the function of the three neurotransmitters well-known to be implicated in ADHD, norepinephrine, dopamine and serotonin, along with its activity on the orexin-2 receptor, Nolazol may produce an optimal reduction in ADHD symptoms over available treatments.

Nolazol is supported by a positive pilot clinical trial with mazindol in 24 children with ADHD and a positive Phase 2 clinical trial in 85 adults with ADHD. The Phase 2 clinical trial in adults met all primary and secondary study endpoints and was well-tolerated. A robust effect on ADHD symptoms was demonstrated with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores.

Although more than 25 different products have been approved by the FDA since 1937 for the treatment of ADHD, many of which are no longer available, there still continues to be a large treatment gap with no optimal treatment currently available. Physicians, patients and their caregivers press for improved treatment options to address key shortcomings with currently available treatments, including the need for a more tolerable safety profile, more consistent efficacy with no rebound effect, and the need for lower risk of abuse, dependence, and misuse. Currently, doctors, patients, and caregivers must choose between treatments that may be effective, but come with significant safety liabilities, such as high potential for abuse and risk of diversion coupled with tight restrictions on writing and filling prescriptions; or treatments that are unscheduled, but are also typically less effective. We are seeking to develop Nolazol such that, if approved for marketing, it could be the drug product to close this treatment gap and address this unmet medical need.

ADHD Overview and Market Opportunity

ADHD is a chronic neurodevelopmental disorder affecting children, adolescents and adults and is characterized by an ongoing pattern of inattention and/or hyperactivity-impulsivity and is associated with clinically significant impairments in executive functioning. In addition, ADHD is one of the most commonly diagnosed neurodevelopmental disorders in school-age children and it often persists into adulthood. It is characterized by symptoms of inattention and/or hyperactivity-impulsivity, and affects cognitive, academic, behavioral, emotional, and social functioning. An estimated 8.4% of children and 5% of adults in the United States have a current diagnosis of ADHD, and if left untreated can lead to poor occupational and psychosocial outcomes. In the United States, the research firm GlobalData has reported that the ADHD market was worth $8.5 billion in 2018 (of which 95% was generated in the United States) and projected to reach a market value of $14.4 billion in 2023. Furthermore, based on a report by Grand View Research, Inc., ADHD is the 12th most prevalent therapeutic indication for dispensed prescriptions and is predicted to grow at a 6.4% compounded annual growth rate until 2030. Despite their CII classification and black box warnings and safety liabilities, revenues of the market leader Vyvanse, as reported by Shire, were $2.1 billion in 2017, and revenues of the leading methylphenidate product Concerta (Johnson & Johnson) were $1.1 billion in 2012, as reported by Johnson & Johnson. Furthermore, based on a report from LifeSci Capital, it is estimated that CNS stimulants – amphetamine and methylphenidate containing products, represent approximately 90% of all ADHD drug sales.

Across the lifespan, ADHD may impede cognitive functioning as well as mental health and development and can have a significant social impact on patient’s lives, causing disruption at school, work, and in relationships and can also be associated with risk-taking or criminal behavior and other far-reaching effects on wider society. Over the past eight years, ADHD diagnoses have increased 30% in the United States, a trend indicating the need to focus on the diagnosis and treatment for a growing number of patients.

The Centers for Disease Control and Prevention, or the CDC, reported that 6.1 million, or 9.4%, of children and adolescents in the United States have ever been diagnosed with ADHD and 5.4 million, or 8.4%, have a current diagnosis, and 62% take medication, while 47% receive behavioral therapy and 23% receive no treatment at all. Furthermore, the CDC reported in 2019 that among children aged 2-5 only 18% are receiving ADHD medication, in contrast to 60-70% of children aged 6-17. Additionally, ADHD is the second most impactful condition affecting children and adolescent health in the United States, as measured by the Blue Cross Blue Shield Health Index, and children diagnosed with ADHD struggle with paying attention, controlling impulses and being overly active. Social skills in children with ADHD often are significantly impaired. Problems with inattention may limit opportunities to acquire social skills or to attend to social cues necessary for effective social interaction, making it difficult to form friendships. Hyperactive and impulsive behaviors may result in peer rejection. The negative consequences of impaired social function, such as poor self-esteem, increased risk for depression and anxiety, may be long standing.

Once believed to only affect children and adolescents, ADHD is now well understood to be a lifespan disorder that persists into adulthood in up to 65% of patients affecting 1 out of 30 adults worldwide, as disclosed by the ADHD Institute, an educational platform developed and funded by Takeda, and, based on our own assessments of data from the U.S. census Bureau, there are approximately 11 million adults in the United States with ADHD. Research firm GlobalData reported that since 2015, the adult ADHD market has become larger and begun growing at a faster rate than the pediatric ADHD market. Adult ADHD is often characterized by recurrent problems with restlessness, impulsivity, problems with time management and finances, as well as problems regulating emotions. Rather than being hyperactive like children, adults with ADHD report experiencing an internal sense of fidgetiness and restlessness and with signs of inattention more apparent through problems communicating with others. Upon entering the job market, many adults also experience obstacles in employment, and are at increased risk to be terminated due to repeated tardiness or absenteeism. Such difficulties contribute to poorer employment outcomes and a lower likelihood of being employed in professional environments. Adults with ADHD often find it difficult to generate effective solutions to social problems and these deficits in social cognition can increase the likelihood of peer rejection, and social isolation, adding to struggles with depression and social anxiety.

Throughout an individual’s lifetime, untreated ADHD can increase the risk of psychiatric disorders, educational and occupational failure, accidents, criminality, social disability and addictions and ADHD treatment is usually initiated with stimulants, such as amphetamine and methylphenidate-based products. While these drugs may provide a generally effective treatment option for patients, they also have serious safety concerns and are misused recreationally with both diversion and abuse being a common and significant risk. As a result, they are controlled substances and classified under the CSA as CII stimulants. Consequently, they all carry an FDA imposed Black Box warning on the drug label to call attention to these serious or life-threating risks. Further, not all individuals respond optimally to or can tolerate CII stimulants and their use is contraindicated in numerous patients, including those with tics, anxiety and other certain psychiatric disorders, cardiovascular concerns, substance use disorder, or stimulant refusal. A few non-stimulant treatment options are available; however, their efficacy is not as robust, and their tolerability profile is not necessarily improved when compared to CII stimulants. In addition, the few non-stimulant treatments available are generally considered as second-line treatments and are often used in conjunction with CII simulants rather than as a therapy that uses one type of treatment, commonly referred to as a mono-therapy.

The availability of a treatment that has robust efficacy on par with CII stimulants and that is well tolerated with lower potential for abuse represents what we believe is an important unmet need to persons with ADHD. The magnitude of the treatment effect demonstrated in our Phase 2 study is comparable to what is typically seen with the leading CII stimulants, and, mazindol, the active molecule in Nolazol, is currently a CIV controlled substance under the CSA, meaning it has an already established low risk of abuse. We believe Nolazol, whose active ingredient is mazindol, a CIV stimulant, may be the transformative treatment for ADHD that physicians and patients have been waiting for, by providing a treatment with what we believe will be similar efficacy as CII stimulants, but with a low potential for abuse.

We have a robust method of use patent for Nolazol for the treatment of ADHD expiring in August 2028 in the United States and in December 2027 in Europe. Additionally, we have filed an international patent application under the PCT, for a proprietary controlled release formulation, and, if granted, may provide patent protection through 2037 in the United States.

Diagnostics and Patient Sub-Types

Healthcare providers use the guidelines in the American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition, or DSM-5, to help diagnose ADHD and this diagnostic standard helps ensure that people are appropriately diagnosed and treated for ADHD. The DSM-5 identifies three sub-types and each presentation is distinguished by a distinct set of symptoms that physicians use to diagnose the condition. The three presentations are: (1) Predominantly Inattentive; (2) Predominantly Hyperactive-Impulsive; and (3) Combined Presentation.

The diagnostic evaluation for ADHD includes a comprehensive medical, developmental, educational, and psychosocial evaluation. This comprehensive evaluation is necessary to confirm the presence, persistence, pervasiveness, and functional complications of core symptoms, exclude other explanations for core symptoms and identify coexisting emotional, behavioral, and medical disorders. In order to meet criteria for ADHD, core symptoms must also impair function in academic, social, or occupational activities.

Two-thirds of individuals with ADHD have at least one other neurodevelopmental, psychiatric, or other CNS disorder, including anxiety, depression, autism, and sleep disorders. Substance use disorder is a common comorbidity associated with ADHD and may have a direct underpinning in the pathophysiology of the disease, amplifying the need for treatment options with a lower risk of abuse.

Adults with ADHD, with a delayed diagnosis in adulthood, are often diagnosed after several attempts to find treatment for comorbid disorders, such as depression, substance abuse, sleep disturbances, or anxiety. The presentation in adults is typically related to problems with work, disorganization, and tendency to procrastinate, as well as anxiety, sleep disorders, and impulsivity.

We believe Nolazol could provide a transformative treatment option for all individuals with ADHD and further could draw substantial market share from patients who have failed or couldn’t tolerate stimulants; current patients, or their parents, with concerns with stimulant use; current patients seeking the convenience of a CIV product compared to a CII product, allowing for generally no limitations on quantity, the ability to refill, phone-in prescriptions, and less frequent office visits; individuals where abuse and/or diversion is a prominent concern; and individuals or parents of individuals diagnosed with ADHD who have avoided treatment due to stimulant concerns and the associated stigma.

Current Treatment Landscape and Treatment Limitations

Although there is no cure for ADHD, medications may help to reduce symptoms and improve functioning. The current treatment options for ADHD can be broadly classified as either amphetamine or methylphenidate-based stimulants or as non-stimulants. Based on data that we have collected, we believe that stimulants represent a majority of the ADHD drug market in the United States, with a market share of approximately 90%.

Amphetamine and methylphenidate-based products are all classified under the CSA as CII stimulants, due to their high potential for abuse and the risk of severe psychological or physical dependence. These drugs are heavily controlled under U.S. federal and state laws, and are subject to criminal sanctions for abuse, diversion and misuse and require a CII level prescription, and despite being a chronic disorder and need for daily medication, this limits the quantity to a 30-day supply and is also not refillable. Consequently, all CII stimulants contain Black Box warnings, similar to narcotics such as fentanyl and oxycodone, which are also CII substances. In addition, CII stimulants have the potential for numerous adverse effects, as indicated by their warnings of serious cardiovascular reactions such as sudden death, stroke, and heart attack, psychotic or manic symptoms in patients with no prior history, and are associated with peripheral vasculopathy, including Raynaud’s phenomenon. CII stimulants are also sleep-affecting drugs and shorten total sleep time, increase the time it takes to fall asleep, adversely impact the ability to stay asleep, and increase daytime sleepiness.

The long-term use of prescription stimulants has been widely reported to cause drug tolerance, which is the loss of efficacy over time and requires a complete change in treatment, or an increased dose of the existing treatment, or the add-on of another medication to the existing treatment in order to achieve therapeutic effectiveness. This leads to an increased risk of developing serious adverse effects that are unrelated to ADHD. Another concern in treating patients with CII stimulants is the potential “rebound effect” that occurs when the medication wears off, resulting in the return of ADHD symptoms and which may also occur in an amplified form. In children especially, this often triggers increased irritability and/or aggressive behavior and the rebound in children and adults may be exacerbated by multiple drug administrations, often used to obtain the desired duration of effect or to address drug tolerance. Additionally, studies have highlighted that primary limitations of CII stimulants are intolerable adverse effects that interfere with patient adherence rates and sub-optimal efficacy with the onset of drug tolerance.

According to the 2002 practice parameter for the use of stimulant medications from the American Academy of Child & Adolescent Psychiatry, approximately 30% of patients do not respond adequately to or have dose-limiting adverse effects with CII stimulants. Additionally, certain patients, or parents of patients, prefer not to use CII stimulants due to their stigma and known abuse potential. There are a few non-stimulant treatments available, such as atomoxetine (Strattera), clonidine (Kapvay), and guanfacine (Intuniv), that were developed to address this need; however, their efficacy is sub-optimal to stimulants and while unscheduled, their overall safety profile does not necessarily provide an improvement to CII stimulants.

Strattera, a norepinephrine reuptake inhibitor, was the first non-stimulant treatment option for ADHD and while its initial launch started strong, underscoring the demand for an alternative to CII stimulants, sales steadily declined as patients and physicians found it to not be nearly as effective as CII stimulants. It is now considered a second-line treatment and is typically used as an alternative to CII stimulants for patients who have a substance abuse problem, a family member(s) with a substance abuse problem, tics, or intolerable side effects with CII stimulants. Strattera carries a Black Box warning for increased risk of suicidal thoughts in children and adolescents and additional warning statements for liver damage. Moreover, Strattera takes four weeks to reach initial onset of action and six to ten weeks to achieve full clinical effectiveness, related both to the prolonged titration needed and the delay in the onset of action of the compound. Today Strattera (branded and generic) has about 3.6% market share, despite initially climbing to nearly 20% following launch on the basis of being an alternative to CII stimulants.

Clonidine and Guanfacine are also non-stimulants that are alpha-2 adrenergic receptor agonists and were both initially approved for managing blood pressure. They have been approved for use in children and adolescents, generally in conjunction with CII stimulants as an add-on therapy. While they are used in children and adolescents, there is little study of their efficacy and safety in adults. As a monotherapy, they are usually reserved for children and adolescents who respond poorly after several trials of stimulants and Strattera, have unacceptable side effects with stimulants or Strattera, or have significant comorbid conditions limiting the treatment options to these products. These two drugs have not had significant commercial success, with a combined peak market share of about 5%.

Our Solution: Nolazol – Next-Generation ADHD Therapeutic

We believe a large market opportunity exists for a non-CII stimulant, such as Nolazol, that uses mazindol controlled release as its active ingredient; mazindol has been classified as a CIV stimulant, due to its low risk of abuse and tolerance.

Given its unique binding profile (specifically, as an OX2R agonist), in addition to its classification as a CIV stimulant, we believe Nolazol could be transformative for the ADHD treatment landscape. Nolazol is a triple monoamine reuptake inhibitor and also a partial agonist of the OX2R, which we believe is an important, unique and differentiating factor relative to other ADHD treatments. In our clinical studies conducted to date, Nolazol has been well-tolerated and there were no treatment-related serious adverse effects or discontinuations. In terms of abuse potential, Nolazol has an already established low risk of abuse, as previously determined by the DEA when mazindol, its active ingredient, was scheduled as a CIV substance, underscoring the awareness and agreement that Nolazol has a lower risk of abuse than CII stimulants. In addition, based on the current DEA classification of mazindol as a CII stimulant, we expect that Nolazol will not have a Black Box warning, which is another important differentiator relative to both CII stimulants and the current non-stimulants in use today to treat ADHD.

Our Phase 2 trial showed significant improvement in ADHD symptoms, met all primary and secondary study endpoints and was well-tolerated and with no clinically significant adverse effects over placebo. In light of its innovative mechanism of action and low potential for abuse, we believe Nolazol, if approved for marketing, could represent a highly differentiated alternative to the CII treatments in use today to treat ADHD.

Nolazol Clinical Trial Results

Phase 2 Clinical Trial

We completed a Phase 2 clinical trial in 2017 in the United States, in which Nolazol was well-tolerated and demonstrated statistically significant improvement over placebo. The clinical trial met the primary and all secondary endpoints and had a robust effect on ADHD symptoms with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores. We believe that the magnitude of this effect is comparable to currently leading CII stimulants and considerably larger than the available non-stimulant treatment options.

The table below summarizes the results of our Phase 2 clinical trial in adults in terms of adverse events.

Our Phase 2 clinical trial evaluated the efficacy, safety and tolerability of Nolazol in a randomized, double-blind, placebo-controlled, multi-center, parallel trial in 85 adults with a diagnosis of ADHD. Subjects were administered Nolazol or matching placebo once a day for six weeks, dosed flexibly (between 1mg/day and 3mg/day) during a three-week double-blind optimization period, followed by a three-week double-blind fixed dosing period. The figure below provides an overview of the study design.

Efficacy Results

The primary efficacy endpoint was the change from baseline in the total ADHD-RS score at Week 6, as compared to placebo, and measured by the clinician-administered ADHD Rating Scale with DSM-5 symptoms, or the ADHD-RS-5. ADHD-RS-5 is a standardized, “gold standard endpoint” validated test for measuring severity of ADHD symptoms and assessing response to treatment. The scale is based on the ADHD diagnostic criteria as defined in the DSM-5.

The primary endpoint was met, showing statistically significant improvement versus placebo, in favor of Nolazol. The least square, or LS, mean improvements in subjects’ scores from baseline were -18.9 for Nolazol and -5.7 for placebo, with a LS mean difference between Nolazol and placebo of -13.2 (95% CI, -18.7, -7.6). The results were found to be consistent across all sensitivity analyses, establishing that the large placebo-adjusted effect size of 1.09 was not biased by any of the statistical methods used.

In addition, Nolazol provided a significant reduction in ADHD-RS-5 scores starting as early as Week 1, which was also observed throughout the full treatment period. After six weeks of treatment, patients treated with Nolazol demonstrated more than three times the improvement in the ADHD-RS-5 total score symptoms as compared to placebo treated patients. The figures below summarize the results of the primary endpoint observed in our Phase 2 trial.

A p-value is a conventional statistical method for measuring the statistical significance of experimental results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than 5% likelihood that the observed results occurred by chance. In the figure above and all subsequent figures where p-values are included, a p-value of less than 0.05 is represented by “*.” P-values of less than 0.01 or less than 0.001 are represented by “**” or “***” respectively, and are considered to have higher statistical significance.

Secondary efficacy endpoints included patient response to treatment, as measured by the reduction of the ADHD-RS-5 score by at least 30% and by at least 50% from baseline, and as measured by the Clinical Global Impressions-Improvement, or CGI-I. The CGI-I is a standardized and validated assessment used by the clinician to rate the severity of a patient’s illness and improvement over time. There was a significant improvement in ADHD-RS-DSM5 scores by Week 6 for Nolazol compared with the placebo. At Week 6, 70% of the Nolazol-treated patients, compared with 21% of the placebo-treated patients, had at least a 30% reduction in their ADHD-RS-5 score (p < 0.001), and 55% of the Nolazol-treated patients, compared with 15.8% of the placebo-treated patients, had at least a 50% reduction in their ADHD-RS-5 score (p = 0.002). There were significantly more “responders,” defined as a ≥ 30% reduction from baseline in ADHD-RS-5 scores, present in those receiving Nolazol compared with placebo at the first assessment point Week 1, and at each subsequent assessment. Furthermore, there were significantly more “excellent” responders, defined as a ≥ 50% reduction from baseline in ADHD-RS-5 score, compared with placebo present by Week 2 and at each subsequent assessment point. The excellent response by Week 2 was also evident in the CGI-I analysis, which indicated significantly more CGI-I responders on Nolazol compared with placebo on Week 2 and at each subsequent visit (p ≤ 0.003). The sensitivity analyses resulted in a similar magnitude of difference between Nolazol and placebo for all responder definitions. The figure below summarizes the patient responder results.

Safety and Tolerability

Nolazol was well-tolerated and there were no deaths or serious adverse events reported and no discontinuations in the Nolazol treated group due to adverse events or lack of efficacy. Adverse events reported were mild to moderate and the more prevalent reported events in the Nolazol treated group, as compared to placebo, included constipation, dry mouth, nausea, fatigue, somnolence, middle insomnia and heart rate increased. Relative to placebo, on Week 6, the Nolazol treated group had a minimal increase in diastolic and systolic blood pressure, a small increase in heart rate, and no significant changes in electrocardiography, or ECG, parameters. There were no remarkable findings on physical examination, hematology, serum chemistry, or urinalysis values from baseline to Week 6 between Nolazol and placebo groups. Mean weight loss of the Nolazol group was 1.73 kg, compared to a mean weight increase for the placebo group of 1.07 kg.

Phase 1 Clinical Trial

We completed a Phase 1 randomized, open-label, cross-over clinical trial in the United States in 2016, which characterized the pharmacokinetics and evaluated the safety and tolerability of Nolazol following a single dose in the fasted and fed state in normal healthy adult subjects. Subjects received a single, fixed dose of Nolazol under fasted conditions in one dosing period and the same single, fixed dose 30 minutes prior to a high-fat breakfast in another dosing period. Nolazol demonstrated a predictable, dose-dependent, and linear pharmacokinetics profile. This study is intended to serve as the basis of our Phase 3 clinical trials, if any, by providing a preliminary understanding of the concentration-time profile of Nolazol under the fed and fasted conditions.

Food administered 30 minutes after administration of Nolazol resulted in similar exposure and a slightly lower peak concentration compared to administration in the fasted state, while the time to reach the peak concentration was similar in the fasted and fed states. These results suggest that our Phase 3 trials will not need to include dosing restrictions in terms of meal timing relative to dose administration, which is an important feature for increased compliance in ADHD patients. A definitive food-effect study with the final formulation of Nolazol will be conducted during the Phase 3 program. The figure below shows the pharmacokinetic curve of Nolazol under the fed and fasted conditions utilized in this clinical trial.

Nolazol was well-tolerated and there were no deaths, serious adverse events or withdrawals due to adverse events. Adverse events were reported in 30% of the Nolazol-treated subjects and included dizziness and somnolence and there were no clinically significant changes in laboratory values, ECG, blood pressure, or heart rate.

Phase 2 Pediatric Clinical Trial

A Phase 2 open-label pilot study in France was conducted in 2015 by Eric Konofal, one of our founders and Interim Chief Scientific Officer, and others while at AP-HP. This study evaluated the efficacy, safety, and tolerability of mazindol in 24 children, aged 9 – 12 years, and diagnosed with ADHD. All enrolled patents had a low rate of response to methylphenidate, which is a first-line treatment in children with ADHD. All patients received the same fixed dose of mazindol daily for seven days, followed by a three-week drug-free safety observation period. The mean change from baseline in the parent rated and clinician rated ADHD-RS-IV total score after 7 days of treatment was -24.1, with >90% improvement in ADHD symptoms from baseline (p<0.0001), pointing to a viable long-acting treatment option, assuming it is shown to be safe, as determined by applicable regulatory agencies. Additionally, the mean change in the parent rated and clinician rated ADHD-RS-IV total score from end of treatment (Week 1) to the final observation visit (Week 4) demonstrated statistical significance (p<0.0001), indicating significant alteration in the level of symptomology of ADHD after mazindol withdrawal. The figure below summarizes the results of the primary endpoint.

Mazindol was well tolerated in children with ADHD. Adverse events included decreased appetite, headache and abdominal pain and there were no clinically significant changes in laboratory values, ECG, blood pressure, heart rate, or body weight. This clinical trial provided proof-of concept data, potential benefit, and supported the advancement into a more expansive Phase 2 trial.

Phase 3 Development Strategy

Having successfully met both the primary and secondary endpoints in our initial Phase 2 trial, we plan to further the development of Nolazol as a follow-on candidate to support filing for marketing and commercialization approval initially in adults in the United States, followed by children and adolescents. We intend to have an End of Phase 2 meeting with the FDA no earlier than the fourth quarter of 2021.

Our first Phase 3 clinical trial is planned to evaluate doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The primary endpoint will be the change from baseline in the ADHD-RS-5 score, which was the primary endpoint in our Phase 2 trial. Our second Phase 3 clinical trial is planned to evaluate doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

Commercialization

Given our stage of development, we do not currently have an established internal sales, marketing or distribution infrastructure. If our product candidates are approved for marketing, we intend to commercialize our product candidates either alone or in partnership with others, where appropriate, to maximize the value of our product candidates. We expect to build our commercial infrastructure using a focused and efficient approach, initially, establishing market access, sales and marketing capabilities in a targeted manner that is appropriate for the relevant product opportunity. We believe that this approach will allow us to effectively reach patients and physicians and to maximize the commercial potential of our product candidates

Our Development Pipeline

In addition to our product candidates, Quilience and Nolazol, we have early and mid-stage compounds that we may seek to further develop in the future. We may seek to develop these other compounds, comprising of NCEs, as well as repurposed compounds, in order to build a pipeline of product candidates at various stages of development that further complement our rare hypersomnia and complex neurodevelopmental disorder franchises. Additionally, we intend to continue to invest in our discovery research and development programs, with the goal of adding what we believe to be promising new compounds and indications to our product candidate development pipeline.

Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company that is patient-focused in the development of transformative therapies that address critical unmet needs in rare and complex CNS and neurodevelopmental disorders, such as narcolepsy and ADHD. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually seek out-licensing and asset sale transactions that we believe will allow us to drive greater value for our shareholders. The key elements of our business strategy are to:

●	globally develop Quilience for narcolepsy in adults (lead project);

●	pursue new indications beyond narcolepsy (e.g., Nolazol in ADHD) (follow-on projects); and

●	explore expansion of our growing product pipeline either through in-house innovation or in-licensing.

License Agreements

Pegasus Advanced Research SAS License Agreement

In February 2015, Pegasus Advanced Research, then named NeuroLife Sciences SAS, or Pegasus, a company owned by certain of our founders, who are also shareholders, including Eric Konofal, Eric-Jean Desbois, Bruno Figadere and our Chief Executive Officer, Alexander Zwyer, or the Pegasus Founders, entered into a license agreement with AP-HP, or the AP-HP License Agreement, to obtain a worldwide, sub-licensable license, covering four different compounds, which included the use of mazindol for the treatment of ADHD, or the Licensed Compounds. As part of the AP-HP License Agreement, Pegasus was given an option to purchase the Licensed Compounds. In February 2016, after the AP-HP License Agreement was assigned and transferred to NLS-1, pursuant to an Assignment and Transfer Agreement, or the ATA, NLS-1 purchased the Licensed Compounds from AP-HP for an aggregate consideration of approximately 2.65 million euros, including reimbursement of certain expenses. On April 1, 2017 and September 20, 2019, the parties entered into subsequent amendments of the ATA, or the First Amendment to the ATA and the Second Amendment to the ATA, respectively. Under the Second Amendment to the ATA, NLS agreed to pay Pegasus a royalty of 1.8% of annual net sales (including sublicensee sales) realized upon the commercialization of products developed on the basis of the Licensed Compounds during the terms of their respective patents; provided, however, that under certain circumstances, the rate of the royalty payment will decrease. For instance, if a competing generic product using mazindol for the treatment of ADHD were to become available during the term of the patents covering the Licensed Compounds, there would be no royalties paid to Pegasus.

Exclusive License Agreement with Eurofarma

In February 2019, we entered into the EF License Agreement. The EF License Agreement provides Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to our patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement is in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances.

Pursuant to the terms of the EF License Agreement, we are responsible for obtaining regulatory approval to market and commercialize Nolazol in the United States and Eurofarma shall be responsible for obtaining regulatory approval in South America; provided, however, that Eurofarma shall inform us of any additional information that regulators in Latin America may require in order to seek marketing authorization which otherwise may not be required by the FDA, or the Supplemental U.S. Data. Although pursuant to the EF License Agreement we will undertake the efforts to generate the Supplemental U.S. Data, the parties have agreed to share the costs associated with generating such data. Eurofarma will be responsible for seeking and covering the costs relating to obtaining the required regulatory approvals in Latin America and, once approved on a country-by-country basis, for commercializing Nolazol in Latin America. Furthermore, the marketing approvals obtained in Latin America, if any, shall be owned by Eurofarma until the end of the term of the EF License Agreement.

Upon the execution of the EF License Agreement, Eurofarma paid us $2.5 million. In accordance with the EF License Agreement, we are eligible to receive milestone payments as well as royalties from Eurofarma, which consist of the following:

Clinical Milestones

Upon successful completion by us of Phase 3 clinical trials for the treatment of ADHD in adults in the United States	$500,000
Upon successful completion by us of Phase 3 clinical trials for the treatment of ADHD in children in the United States	$500,000

Regulatory Milestones

Upon price approval of the licensed product in Brazil by the relevant agency	$1,000,000
Upon receipt of marketing approval by the relevant agency of the licensed product in any other country in Latin America	$1,000,000

Sales Milestones (single payments)

Upon reaching annual net sales of $10 million	$1,000,000
Upon reaching annual net sales of $50 million	$2,000,000
Upon reaching annual net sales of $75 million	$4,000,000
Upon reaching annual net sales of $100 million	$6,000,000

Royalties

Annual net sales in Latin America	Royalties in percent of Net Sales
Under $10 million	7%
$10 million to less than $20 million	8%
$20 million to less than $30 million	9%
$30 million and above	10%

Intellectual Property

We have developed a robust patent portfolio in the United States, Europe, and other major countries (e.g., Canada, Australia, China, Japan, Latin America countries). Our patent portfolio for Quilience and Nolazol currently includes issued patents in the United States and Europe covering the use of mazindol for treatment of ADHD and patent applications filed in major countries to protect our proprietary controlled release formulation (Notice of Allowance recently received for Europe and Canada) for treatment of ADHD and narcolepsy. One of our patents in the United States covering the use of mazindol for the treatment of ADHD received patent term adjustment, thereby extending the patent term of such patent to August 2028. Our patent covering mazindol controlled release, if issued, will expire in March 2037.

The following table provides a description of our key patents and patent applications and is not intended to represent an assessment of claims, limitations or scope of those patents listed. In some cases, a jurisdiction is listed as both pending and granted for a single patent family. This is due to pending continuation or divisional applications of the granted case.

Patent Name and Application Number	Pending Jurisdictions	Granted/Allowed Jurisdictions	Expiry Date	Type
Mazindol combination in the treatment of ADHD PCT/EP2007/053512	United States China	France United States Europe Canada Australia Israel New Zealand Morocco	April 11, 2027 (August 22, 2028 for a U.S. patent receiving patent term adjustment of 499 days)	Method of use
Lauflumide and the enantiomers thereof, method for preparing same and therapeutic uses thereof PCT/EP2012/050881		France United States Europe Canada Israel	January 20, 2032	Method of use (United States), compound (ex-US)
Phacetoperane for the treatment of ADHD PCT/FR2012/052749	United States	France United States Europe Japan China Israel Canada	November 29, 2032	Method of use
A mazindol ir/sr multilayer tablet and its use for the treatment of ADHD* PCT/IB2017/000352 *includes narcolepsy and IH	United States Australia Brazil China Israel Japan South Korea Mexico New Zealand Hong Kong Morocco	Canada Europe	March 8, 2037	Formulation
Mazindol treatment for heroin dependence and substance use disorder PCT/IB2018/001138	United States Europe Canada Brazil China Japan South Korea Mexico	Not Applicable	September 6, 2038	Method of use

In addition, on March 10, 2021, we entered into a License Agreement with Novartis Pharma AG or Novartis, whereby we obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, we have obtained the same rights on a non-exclusive basis in all territories outside of the U.S, except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, we agreed to pay Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon our product candidate reaching $250 million in cumulative sales.

In addition to our patents and patent applications, we also rely on unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including invention assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses to protect our product candidates. For a more comprehensive discussion of the risks related to our intellectual property, please see Item 3.D. “Risk Factors — Risks Related to Our Intellectual Property.”

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies and intense competition. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, which may in the future develop products to treat those diseases that we currently or, in the future, seek to treat. Any product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have far greater marketing and research capabilities than us. All of these companies and institutions may have product candidates in development that are or may become superior to Quilience and Nolazol. Our commercial opportunity would be reduced significantly if our competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than either or both of Quilience or Nolazol. Public announcements regarding the development of competing drugs could adversely affect the commercial potential of either or both of Quilience and Nolazol.

Narcolepsy

We face competition from established pharmaceutical and biotechnology companies that currently market products for the treatment of symptoms in narcolepsy. There is no cure and many patients report that their medicines do not improve their complete range of symptoms. For the treatment of both EDS and cataplexy, we believe that currently our only competitor is Jazz Pharmaceuticals plc (Xyrem). Although only indicated for EDS, our competitors also include Novartis Ltd. (Ritalin), Teva Pharmaceutical Industries Ltd. (Modafinil/Armodafinil (Provigil/Nuvigil), Jazz Pharmaceuticals plc (Xyrem, Xywav and Sunosi), and Harmony Biosciences LLC (Wakix) as well as amphetamines, such as Adderall and Dexedrine. Other early to mid-stage stage compounds currently under development include TAK-925 and TAK-994 (Takeda Pharmaceutical Company Ltd.) and Inexia/Orexia (Sosei Group Corp.).

The below table highlights the limitations of certain drug products approved for use in the United States by the FDA for treatment of EDS or cataplexy.

Product	Cataplexy Approval	Risk of Abuse Diversion	Limitations
Amphetamines (Adderall, Dexedrine)	No	High: CII	● “Grandfathered” approval only (pre-1938 indication) for Immediate Release (IR)	● Tolerance and rebound hypersomnolence ● Short-acting
Methylphenidate (Ritalin)	No	High: CII	● “Grandfathered” approval only (pre-1938 drug) for IR	● Tolerance and rebound hypersomnolence ● Short-acting
Solriamfetol (Sunosi)	No	Low: CIV	● Efficacy for controlling cataplexy not available	● Risk for drug induced high-blood pressure that can go undetected
Modafinil / Armodafinil (Provigil/Nuvigil)	No	Low: CIV	● Potential for serious rash, including Stevens-Johnson syndrome ● Cases of major fetal congenital malformations	● Substrate, inducer, and inhibitor of CYP450 isoenzymes, which significantly increases the risks for drug-drug interactions
Pitolisant (Wakix, Bioprojet)	Yes	Not determined	● Pitolisant may reduce efficacy of oral contraceptives, and so alternative methods of contraception should be utilized	● Unclear efficacy; partially failed Phase 3 program ● Data suggests it’s only effective in 1/3 of patients
Sodium oxybate (Xyrem)	Yes	High: CIII, CI penalties for diversion

●   Very short acting; requiring two nighttime doses

●   Not effective against EDS, so used in combination with stimulants or modafinil

●   Because of the risks of depression, abuse, and misuse, Xyrem is available only through a restricted distribution program called the Xyrem REMS Program

●   Potential life-threatening adverse effects

●   Can take up to 3+ months for response

●   Known as the “date rape drug”

●   Xyrem is a CIII controlled substance as sodium salt of gamma hydroxybutyrate (GHB), a Schedule I controlled substance. Abuse or misuse of illicit GHB is associated with CNS adverse reactions (acting as a CNS depressant), including seizures, respiratory depression, decreased consciousness, coma, and death

ADHD

We face competition from established pharmaceutical and biotechnology companies that currently market a range of CII stimulants to treat ADHD. Our primary competitors include Takeda Pharmaceutical Company Ltd. (Vyvanse, Adderall and Mydayis), Neos Therapeutics Ltd. (Adzenys XR-ODT and Contempla XR-ODT), Eli Lilly & Co. (Strattera), Novartis AG (Focalin) and Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson (Concerta). The below table provides a more in-depth breakdown of Nolazol against certain competing pharmaceutical products, based on the current scheduling of mazindol by the DEA.

Research and Development

We are conducting research and development activities to expand the commercial potential of both Quilience and Nolazol, while continuing to examine the development of compounds that could serve as effective treatments for other CNS disorders. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. Our research and development efforts are focused primarily in the following areas and serve as a basis for future development, if any, of a more diverse product pipeline, of which certain product candidate leads are in early development stages. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually pursue out-licensing agreements and asset sale transactions that we believe will allow us to drive greater value for our shareholders. Key elements of our business strategy include the following:

●

Efficiently advance our lead product candidate, Quilience, and follow-on product candidate, Nolazol, through marketing approval. We plan to first advance the development of Quilience, followed by the development of Nolazol. If successful, we plan to initially file for marketing approval in the United States and the EU for Quilience and subsequently in the United States for Nolazol.

●	Find partners for out-licensing and asset sale agreements. While we continue with our goal of progressing our product candidates, Quilience and Nolazol, on our own into further clinical development in order to initiate commercialization of such product candidates, we may seek to enter into transactions to sell or out-license Quilience, Nolazol or certain other product candidates or intellectual property that we develop. This strategy allows us to potentially create value for our shareholders ahead of our timelines.

●

Reduce clinical and regulatory risk, limit development costs, and accelerate time to market. Our product candidates, Quilience and Nolazol, incorporate a known molecule in a proprietary CR formulation. The former immediate release formulation of mazindol has a well-established safety record from its long history of clinical use across the United States and several countries in Europe and, as a result thereof, a well-characterized safety profile that has allowed us to rapidly begin conducting clinical development of Nolazol and to generate supportive phase 2 data in a study conducted in 85 patients with ADHD in the United States in May 2017. We believe that this strategy also allows us to potentially seek FDA approval using the 505(b)(2) regulatory pathway for both product candidates.

●	Develop products with differentiated pharmacological profiles. We are developing product candidates with dual mechanisms of action. For example, Quilience and Nolazol utilize a dual mechanism of action, resulting in a unique pharmacological profile targeting multiple neuronal pathways that are widely thought to be disrupted and lead to the disorders targeted by our product candidates. We believe that products with clearly differentiated features, as compared to currently available drug therapies, will be attractive to patients and physicians and will provide us with a competitive commercial advantage.

●

Maximize the therapeutic potential of our existing targets and product candidates. Given the central physiological roles played by the distinct targets of our lead and follow-on product candidates, we believe that there is significant potential for us to address multiple indications and our goal is to expand the therapeutic and commercial potential of our existing product candidates to additional indications. For example, we would plan to explore the development of Quilience for the treatment of IH, another rare CNS disorder for which Quilience may receive an orphan drug designation by the relevant regulatory bodies.

●	Deploy our value-driven approach to broaden our product portfolio. Our team has extensive experience in CNS research and a strong record of publication in peer-reviewed journals and we plan to develop additional product candidates to treat indications with a high unmet medical need, and may seek to in-license from or collaborate with third parties to develop product candidates that we believe are highly differentiated, promising therapeutic candidates that address major unmet clinical needs. Our scientifically rigorous approach to evaluating new opportunities includes a robust asset evaluation of key factors, including the unmet medical need, biological rationale, safety profile, as determined by applicable regulatory agencies, feasibility of clinical development, potential for accelerated development path, regulatory approval, intellectual property position, competitive landscape and commercial potential.

Manufacturing and Suppliers

We do not own or operate manufacturing or distribution facilities for the production of our product candidates and we currently rely, and expect to continue to rely, on third parties for the manufacturing, packaging, labeling and distribution of our product candidates for pre-clinical and clinical testing, as well as for future commercial manufacturing, if our product candidates receive marketing approval. We require all of our contract manufacturing organizations to conduct manufacturing activities in compliance with cGMP requirements and although we rely on manufacturers, we have engaged with consultants with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves.

In December 2019, we entered into an agreement with Cambrex High Point for the production of our drug substance, pursuant to which, upon completion of purchase orders, Cambrex High Point may manufacture mazindol for us. We obtain our supply of the finalized drug product from another third-party manufacturer, CoreRx, Inc. with whom we signed an agreement in February 2021. We do not currently have any contracts binding us to use supply or production services provided for under such agreements. We expect to continue to rely on third-party manufacturers to produce sufficient quantities of our product candidates and their component raw materials for use in our internal research efforts and clinical trials and in relation to any future commercialization of our product candidates. Our third-party manufacturers are responsible for obtaining the raw materials necessary to manufacture our product candidates, which we believe are readily available from more than one source. Additional third-party manufacturers are and will be used to formulate, fill, label, package and distribute investigational drug products and eventually our products, if and when our product candidates receive approval. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. We believe that our current supplier and manufacturers have the capacity to support both clinical supply and commercial-scale production, but we do not have any formal agreements at this time for such supply and production, and we may also elect to enter into agreements with additional or alternative parties in the future.

Sales and Marketing

Given our stage of development, we do not currently have an established internal sales, marketing or distribution infrastructure. If our product candidates are approved for marketing, we intend to commercialize our product candidates either alone or in partnership with others, where appropriate, to maximize the value of our product candidates. We expect to build our commercial infrastructure using a focused and efficient approach, initially, establishing market access, sales and marketing capabilities in a targeted manner that is appropriate for the relevant product opportunity. We believe that this approach will allow us to effectively reach patients and physicians and to maximize the commercial potential of our product candidates

In February 2019, we entered into the EF License Agreement with Eurofarma, a Brazilian pharmaceutical company with a presence in 20 Latin American countries, to develop and commercialize our product candidate, Nolazol, in Latin American countries. Eurofarma operates in the areas of medical prescription, over-the-counter, generic, hospital, bids, oncology, veterinary and services for third parties’ segments. In Brazil, their portfolio is composed of more than 330 brands, with around 1,000 presentations covering 28 medical specialties and 48 therapeutic classes. See “License Agreements - Exclusive License Agreement with Eurofarma” above for additional information.

C.	Organizational Structure

We are a Swiss stock corporation organized under the laws of Switzerland. Our Swiss enterprise identification number is CHE-447.067.367. Our registered and principal executive offices are located at Alter Postplatz 2, 6370 Stans, NW, Switzerland, our general telephone number is (41) 41 618 80 00 and our internet address is www.nlspharma.com.

We did not have any subsidiaries as of December 31, 2020. In April 2021, we formed a wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

D.	Property, Plant and Equipment

 Our principal executive office is located at Alter Postplatz 2, 6370 Stans, NW, Switzerland, and consists of approximately 25 square meters (approximately 270 square feet) of leased office space under an indefinite term lease that may be terminated by either party with six-months prior notice.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business; provided, however, that we may require additional space and facilities as our business expands.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

 None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. This discussion and other parts of this annual report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this annual report.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex CNS disorders, which have unmet medical needs. Our lead compound mazindol, in a proprietary CR formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication), and is a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist. We believe that this dual mechanism of action will also give mazindol CR the potential for therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

Prior to our initial public offering in the United States, we primarily financed our operations through the proceeds from our private placements of debt and equity securities, an upfront payment from our collaboration partner and a Swiss Government COVID-19 loan. We have no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. For the fiscal year ended December 31, 2020, we have an accumulated deficit of $29.8 million.

On February 2, 2021, we completed the closing of our initial public offering of 4,819,277 units at a price of $4.15 per unit, raising $17 million in net proceeds. Each unit consisted of one common share and one Warrant to purchase one common share, or the Warrants. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively.

Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of revenues and the satisfaction of liabilities in the normal course of business. We have incurred losses from the inception of our operations. These factors raise substantial doubt about our ability to continue as a going concern.

In addition, to date, we have had limited financial and accounting personnel, which has resulted in a limited segregation of duties to fully execute our accounting and financial reporting processes to maintain effective internal control over financial reporting. Additionally, we identified a material weakness related to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience with technical accounting in accordance with U.S. GAAP and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have begun to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting in the upcoming year.

Components of Operating Results

Licensing Agreement

In February 2019, we entered into the EF License Agreement to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies our obligation to advance development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. We believe that our participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement. The EF License Agreement also provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2,500,000 and are further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, we are also eligible for tiered royalty payments.

Amounts expected to be recognized as revenues within the 12 months following the balance sheet date are classified as a current portion of deferred revenues in the balance sheets in our financial statements included elsewhere in this annual report. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenues, net of current portion. As of December 31, 2020, we have long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

5.A	Operating Results

Critical Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our financial statements included elsewhere in this annual report. We believe that the accounting policies described below and in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Revenue Recognition

As of December 31, 2020, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. The EF License Agreement provides for the development and commercialization of our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement is within the scope of Accounting Standards Codification, or ASC, 606, “Revenue from Contract with Customers,” or ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, we consider factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral or dependent to other goods or services in the contract.

We estimate the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, we evaluate the amount of potential payments and the likelihood that the payments will be received. We utilize either the most likely amount method or expected amount method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration which is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

We allocate the transaction price based on the estimated stand-alone selling price of each of the performance obligations. We must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in a contract with a customer. We utilize key assumptions to determine the stand-alone selling price for service obligations, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Additionally, in determining the stand-alone selling price for material rights, we may reference comparable transactions, clinical trial success probabilities, and develop estimates of option exercise likelihood. Any variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts we would expect to receive for the satisfaction of each performance obligation.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. We evaluate the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Development and regulatory milestone payments are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within our control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, we re-evaluate the probability of achievement of such development milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license revenues in the period of adjustment. To date, we have not recognized any consideration related to the achievement of development, regulatory, or commercial milestone revenue resulting from the EF License Agreement.

For revenue related to sales-based royalties received from licensees, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any consideration related to sales-based royalty revenue resulting from any of our license agreements.

To the extent we receive payments, including non-refundable payments, in excess of the recognized revenue such excess is recorded as deferred revenue until we perform our obligations under these arrangements. Amounts are recorded as accounts receivable when our right to consideration is unconditional.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employee. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgment is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

Operating Expenses

Our current operating expenses consist of two components – research and development expenses and general and administrative expenses.

Comparative figures in operating expenses for the years ended December 31, 2019 and December 31, 2018 were restated to correct the classification error of intellectual property expenses between research and development expenses and general and administrative expenses. For further information, see Note 3 “Restatement of Previously Issued Financial Statements” to the financial statements.

Research and Development Expenses, net

Our research and development expenses are expensed as incurred and consist primarily of, costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf and expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our investment in research and development activities, including the clinical development of our product candidates has historically been and is projected to be substantially the majority of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the development of our product candidates, as well as discovery and development of new product candidates.

We expect that our research and development expenses will materially increase in the future as we enter into the Phase 2/3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other allocated expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Result, net

Other expenses include exchange rate differences and financial expenses related to our credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in Canton of Nidwalden, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2020, we had tax loss carryforwards totaling $15.5 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 12%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 7.7% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our audited financial statements included elsewhere herein. The discussion below should be read along with these financial statements and it is qualified in its entirety by reference to them.

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

	For the Year Ended December 31,
	2020	2019 (as restated)
Research and development expenses	$99,580	$897,788
General and administrative expenses	2,199,790	3,299,251
Operating loss	(2,299,370)	(4,197,039)
Other income (expense), net	(328,365)	(65,446)
Interest expense	(86,792)	(992)
Interest on related party loans	(146,908)	(818,719)
Loss on conversion of debt	-	(364,950)
Net loss	$(2,861,435)	$(5,447,145)

Comparative figures for the years ended December 31, 2019 and December 31, 2018 were restated to correct the classification error of intellectual property expenses between research and development expenses and general and administrative expenses. For further information, see Note 3 “Restatement of Previously Issued Financial Statements” to the financial statements.

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred, except for 2020 where we paused certain research and development activities. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019 (as restated)

Development materials and expenses	$64,580	$567,123
Subcontractors	35,000	275,890
Other	-	54,775
Total	$99,580	$897,788

Our research and development expenses totaled $99,580 for the year ended December 31, 2020, representing a decrease of $798,208, or 89%, compared to $897,788 for the year ended December 31, 2019. The decrease was primarily attributable the Company postponing all nonessential research and development expenses and other consultants’ expense, until after the completion of our initial public offering.

General and Administrative Expenses

Our general and administrative expenses totaled $2,199,790 for the year ended December 31, 2020, representing a decrease of $1,099,461, or 33%, compared to $3,299,251 for the year ended December 31, 2019. The decrease was primarily attributable to the Company postponing all nonessential business activities until after the completion of our initial public offering. The prior year period included additional costs for consulting and legal costs relating to (i) the Reorganization, (ii) conversion of credit facilities, shareholder loans and conversion of the Convertible Note to equity, as described below, (iii) increased marketing and communication expenses and (iv) intellectual property expenses.

Operating Loss

As a result of the foregoing, our operating loss totaled $2,299,370 for the year ended December 31, 2020, representing a decrease of $1,897,669, or 45%, compared to $4,197,039 for the year ended December 31, 2019.

Other Expense

Other expense consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other expense of $328,365 for the year ended December 31, 2020, representing an increase of $262,919, or 402%, compared to $65,445 for the year ended December 31, 2019. The increase was primarily attributable to exchange rate differences.

Interest Expense

Interest expense consists of interest and imputed interest expenses on the Convertible Loans (as defined below). Interest expense was $86,792, including $48,088 of imputed interest, for the year ended December 31, 2020 representing an increase of $85,800, or 99%, compared to income of $992, including $172 of imputed interest, for the year ended December 31, 2019. The increase was due to the interest accrued relating to seven Convertible Loans entered into subsequent to the year ended December 31, 2019.

Interest on Related Party Loans

Interest on related party loans was $146,908, including $24,100 of imputed interest, for the year ended December 31, 2020, representing a decrease of $671,811, or 82%, compared to $818,719, including $754,734 of imputed interest, for the year ended December 31, 2019. The decrease was mainly due to the amortization of imputed interest in full for the debts that were converted to equity during the year ended December 31, 2019.

Loss on Conversion of Debt

No loss on conversion on debt occurred for the year ended December 31, 2020. The loss on conversion of debt of $364,950 for the year ended December 31, 2019 was a result of the conversion of credit facilities, a shareholder bridge loan and four promissory notes with an aggregate principal amount of $7,658,250 in exchange for 580,000 common shares with a fair value of $14.00 per share and an aggregate fair value of $8,023,200.

Net Loss

As a result of the foregoing, our net loss totaled $2,861,435 for the year ended December 31, 2020, representing a decrease of $2,585,710, or 47%, compared to $5,347,145 for the year ended December 31, 2019.

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Results of Operations

	For the Year Ended December 31,
	2019 (as restated)	2018 (as restated)
Research and development expenses	$897,788	$708,455
General and administrative expenses	3,299,251	2,740,406
Operating loss	(4,197,039)	(3,448,861)
Interest and other financing income (expense), net	(66,437)	16,035
Interest on related party loans	(818,719)	(1,084,708)
Loss on conversion of debt	(364,950)	(629,232)
Net loss	$(5,447,145)	$(5,146,766)

Comparative figures for the years ended December 31, 2019 and December 31, 2018 were restated to correct the classification error of intellectual property expenses between research and development expenses and general and administrative expenses. For further information, see Note 3 “Restatement of Previously Issued Financial Statements” to the financial statements.

Research and Development Expenses

Our research and development expenses consist primarily of costs of third-party clinical consultants and expenses related to conducting clinical and pre-clinical trials and other research and development expenses. We expect that our research and development expenses will materially increase as we enter into the Phase 2/3 clinical development stage of our product candidates and recruit additional research and development employees.

The following table discloses the breakdown of research and development expenses for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019 (as restated)	2018 (as restated)

Development materials and expenses	$567,123	$324,097
Subcontractors	275,890	301,389
Other	54,775	82,969
Total	$897,788	$708,455

Our research and development expenses totaled $897,788 for the year ended December 31, 2019, representing an increase of $189,333, or 27%, compared to $708,455 for the year ended December 31, 2018. The increase was primarily attributable to an increase in development material and expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $3,299,251 for the year ended December 31, 2019, representing an increase of $558,845, or 20%, compared to $2,740,406 for the year ended December 31, 2018. The increase was primarily attributable to an increase in consulting and legal costs relating to (i) the Reorganization, (ii) conversion of the credit facilities, shareholder loans and the Convertible Note to equity, as described below, (iii) increased marketing and communication expenses and (iv) intellectual property expenses.

Operating Loss

As a result of the foregoing, our operating loss totaled $4,197,039 for the year ended December 31, 2019, representing an increase of $748,178, or 21%, compared to $3,448,861 for the year ended December 31, 2018.

Interest and Other Financing Income

Interest and other financing income consists of exchange rate differences and financial expenses related to our credit card fees. We recognized interest and other financing expenses of $66,437 for the year ended December 31, 2019, representing an increase of $82,472, or 514%, compared to income of $16,035 for the year ended December 31, 2018. The increase was primarily attributable to exchange rate differences.

Interest on Related Party Loans

Interest on related party loans was $818,719, including $754,734 of imputed interest, for the year ended December 31, 2019, representing a decrease of $265,989, or 25%, compared to $1,084,708, including $1,090,412 of imputed interest, for the year ended December 31, 2018. The decrease was mainly due to the amortization of imputed interest using the effective interest rate method on debt that was converted in the year ended December 31, 2018. The decrease was offset, in part, by an increase of promissory notes, namely, the Notes, during the year ended December 31, 2018 and the Convertible Loans entered into during the year ended December 31, 2019.

Loss on Conversion of Debt

The loss on conversion of debt of $364,950 for the year ended December 31, 2019 was a result of the conversion of credit facilities, a shareholder bridge loan and four promissory notes with an aggregate principal amount of $7,658,250 in exchange for 580,000 common shares with a fair value of $14.00 per share and an aggregate fair value of $8,023,200. The loss on conversion of debt of $629,232 for the year ended December 31, 2018 was a result of the conversion of credit facilities with an aggregate principal amount of $3,418,520 in exchange for 260,000 common shares with a fair value of $16.00 per share and an aggregate fair value of $4,047,752.

Net Loss

As a result of the foregoing, our loss totaled $5,447,145 for the year ended December 31, 2019, representing an increase of $300,379, or 6%, compared to $5,146,766 for the year ended December 31, 2018.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2020, we have funded our operations principally with $20.7 million from the sales of our common shares, convertible instruments, related party credit facilities and shareholder loans, Swiss government loan and the EF License Agreement. As of December 31, 2020, we had $93,711 in cash and cash equivalents.

The table below summarizes our cash flows for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018

Cash used in operating activities	$(729,386)	$(190,009)	$(2,732,804)
Cash provided by financing activities	$503,522	$407,479	$557,920
Effect of exchange rate changes on cash and cash equivalents	99,308	(3,881)	(1,369)

Net (decrease) increase in cash and cash equivalents	$(126,556)	$213,589	$(2,176,253)

Operating Activities

Net cash used in operating activities of $729,386 during the year ended December 31, 2020, was primarily related to $500,000 for clinical trials and other third-party expenses, including consulting and legal expenses, and an aggregate of $200,000 in salary and consultant expenses. Net cash used in operating activities of $190,009 during the year ended December 31, 2019, was primarily related to $1,700,000 for clinical trials and other third-party expenses, including consulting and legal expenses, and an aggregate of $1,000,000 in salary and consultant expenses. These expenses were offset by the receipt of the $2,500,000 upfront payment related to the EF License Agreement. The remaining amount was for legal, administrative and other miscellaneous expenses. Net cash used in operating activities of $2,732,804 during the year ended December 31, 2018, was primarily related to $400,000 for clinical trials and other third-party expenses and an aggregate of $1,400,000 in salary and consultant expenses. The remaining amount was for legal, administrative and other miscellaneous expenses.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2020, consisted of $362,436 of net proceeds from the issuance of the Convertible Loans, including one with a related party for $113,130, $262,137 of net proceeds from the Swiss government loan and $565,650 in net proceeds from the issuance of a bridge loan, offset in part, by $686,701 of deferred offering costs relating to our initial public offering. Net cash provided by financing activities in the year ended December 31, 2019, consisted of $512,800 of net proceeds from the issuance of the Notes (as hereinafter defined) and $154,890 of net proceeds of Convertible Loans, offset, in part, by $260,211 of deferred offering costs relating to our initial public offering. Net cash provided by financing activities in the year ended December 31, 2018, consisted of $557,920 of net proceeds from issuance of a certain convertible promissory note for CHF 550,000 (approximately $557,920) that we entered into in January 2019, and as amended thereafter or the Convertible Note.

In January 2019, we issued four promissory notes, or the Notes, each for CHF 125,000 (approximately $128,200), with certain of our shareholders. Each Note carries an interest rate of 10% per year, compounded annually and originally matured as of the earlier of (i) April 30, 2019 and (ii) five days following such time as we have received aggregate financing, in a sole or series of transactions, exceeding CHF 500,000 (approximately $565,650) in the form of straight equity or convertible instrument investments or other means of proceeds from third parties. Pursuant to amendments to each of the Notes, the maturity dates were extended to March 31, 2021.

In August 2015, NLS Pharma Ltd. and NLS-1 Ltd., and in March 2017, NLS-0 Ltd., each entered into credit facilities providing the Company with credit lines of $150,000 (non-interest bearing), $7.1 million ($500,000 of which bears interest at an annual rate of 10%, or the Interest-Bearing Facility) and approximately $3.44 million (non-interest bearing), respectively, or the NLS Pharma Credit Facility, the NLS-1 Credit Facility and the NLS-0 Credit Facility, respectively.

In March 2017, we entered into a certain interest-free $2 million bridge loan, or the 2017 Bridge Loan, with the Shareholders. On March 12, 2019, simultaneously with the closing of the Reorganization, we issued an aggregate of 260,000 of our common shares to certain shareholders, specifically Messrs. Hafner, Bauer, Stein and Ödman, or the Shareholders, in exchange for the consideration of the conversion of the entire Bridge Loan and the entire borrowed amount of $1.45 million under the NLS-0 Credit Facility, at a conversion price of $13.00 per common share.

On March 12, 2019, we conducted the Reorganization. In connection therewith, in addition to those 260,000 common shares issued in connection with the 2017 Bridge Loan and the NLS-0 Credit Facility, we issued:

●	an aggregate of 280,000 of our common shares to the Shareholders, in connection with the conversion of the remaining $3,681,481 borrowed by us pursuant to the Credit Facility, at a conversion price of $13.00 per common share;

●	an aggregate of 40,000 of our common shares to Magnetic Rock Investment AG, or Magnetic Rock, a company that is controlled by the Shareholders, in connection with the conversion of the CHF 526,979.84 (approximately $526,769) Convertible Note at a conversion price of CHF 13 (approximately $13.00) per common share; and

●	an aggregate of 745,000 of our common shares to those holders of NLS-0 and NLS Pharma common shares.

On September 16, 2019, we and the Shareholders amended the NLS Pharma Credit Facility to extend the maturity date to December 31, 2019. If we default on the NLS Pharma Credit Facility, we will be subject to a default interest rate of 5% per year. The Interest-Bearing Facility stopped accruing interest upon the Reorganization and the accrued interest stands at $85,737. The NLS-1 Credit Facility was amended to extend the maturity date covering the Interest-Bearing Facility to March 31, 2021.

On December 23, 2019 and in February, March and June 2020, we entered into certain convertible loans, one of which was with our Chief Executive Officer, in the aggregate amount of CHF 475,822 (approximately $501,358), or the Convertible Loans, in the aggregate amount of CHF 475,822 (approximately $517,326). Each Convertible Loan carried an interest rate of 10% per year, compounded annually and matured between June 30, 2020 and January 31, 2022, unless converted into common shares or repaid by us prior to then. During October 2020, we amended two Convertible Loans entered into during December 2019, in the aggregate amount of CHF 210,000 ($237,573), such that our optional early repayment date of the Convertible Loans was delayed by six months, or the Convertible Loan Amendment.

On March 26, 2020, in response to the COVID-19 pandemic, we applied for and thereafter received a COVID-19 loan, or the COVID-19 Loan, from our bank for CHF 248,400 ($262,137), with 0% interest and a term of 60 months. We drew down the entire amount available to us under the COVID-19 Loan.

In August 2020, and as subsequently amended, we entered into a certain bridge loan, or the 2020 Bridge Loan, which provided for up to CHF 600,000 ($633,180). In August 2020, we received the first tranche of CHF 300,000 ($339,390) pursuant to the 2020 Bridge Loan and received the second tranche of CHF 200,000 ($226,260) in September 2020. In January 2021, we amended the 2020 Bridge Loan to an aggregate amount of CHF 600,000 and received the remaining portion of the loan. The borrowed amounts under this 2020 Bridge Loan carried an interest rate of 10% per year, compounded annually, and all borrowed sums, including interest, were scheduled to mature on March 31, 2021; provided, however, that we could repay such loan, including interest, prior to the scheduled maturity date.

On February 2, 2021, we completed the closing of our initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant to purchase one common share. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. We received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, we granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares, of which the underwriters exercised the option to purchase warrants to purchase up to 722,891 shares of common shares.

In February 2021, we repaid all outstanding loans and notes in full, including accrued interest.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our common shares, convertible instruments, related party credit facilities and shareholder loans, the COVID-19 Loan and the EF License Agreement. In February 2021, we completed the closing of our initial public offering raising $17 million in net proceeds. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating as a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of December 31, 2020, our cash and cash equivalents were $0.1 million. We believe that our existing cash and cash equivalents, including the net proceeds of $17 million from our initial public offering, will be sufficient to fund our projected operating requirements into the second quarter of 2022. These conditions raise substantial doubt about our ability to continue as a going concern for one year from the issuance of these financial statements. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

●	the length of the COVID-19 pandemic and its impact on our planned clinical trials, operations and financial condition;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our product candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our product candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses.

As a result, we may require additional capital to finance expenditures related to the manufacture of our product candidates for use in clinical trials, conducting clinical trials and general and administration costs.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, including the remaining net proceeds from our initial public offering, loans, debt or equity financings, or by out-licensing applications of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in USD, and a certain portion of our expenses are denominated in CHF. For instance, during the year ended December 31, 2020, approximately 62% of our expenses were denominated in CHF. Changes of 5% and 10% in the USD/CHF exchange rate would have increased/decreased our operating expenses by 2% and 4%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and senior management and directors as of May 14, 2021:

Name	Age	Position	Initial Year of Appointment
Directors
Ronald Hafner(1)(3)	57	Chairman and Director	2015

Alexander Zwyer	51	Chief Executive Officer and Director	2015

Myoung-Ok Kwon(1)(2)(3)	50	Director	2021

Stig Løkke Pedersen(2)(3)	59	Director	2021

Senior Management
Alexander Zwyer	51	Chief Executive Officer	2015

Silvia Panigone	49	Chief Operating Officer	2021

Subhasis Roy	52	Interim Chief Financial Officer	2021

Eric Konofal	54	Interim Chief Scientific Officer	2021

Hervé Girsault(4)	61	Head of Business Development	2017

Carlos Camozzi	68	Interim Medical Director	2021

(1)	Member of Compensation, Nomination & Governance Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

(4)	We provided notice of the termination of the consulting agreement with Mr. Girsault, which will formally terminate on June 30, 2021, pursuant to which he provides his services as Head of Business Development. We are actively in discussions with Mr. Girsault on continuing his engagement with us in his current role.

In general, members of our board of directors are elected by our shareholders and elected to serve for a one-year period.

Ronald Hafner, Chairman of the Board of Directors

Ronald Hafner has been a member of our board and served as Chairman of the Board of Directors since August 2015. Mr. Hafner has been a partner at Deloitte Consulting AG since January 2016 and since 2018 he has served as the chairman of Magnetic Rock, a private investment company. From 2015 to 2016, Mr. Hafner served as an independent director of the Pingar Group Ltd., a private company developing artificial intelligence software solutions. Prior to serving in these capacities, Mr. Hafner served as the Chief Executive Officer of Infosys Consulting AG. Prior to Lodestone Management Consultants AG’s acquisition by Infosys Ltd. in 2012, Mr. Hafner was Chief Executive Officer and partner of Lodestone Management Consultants AG, where he was responsible for the company’s global operations since founding the business in 2005. Mr. Hafner has an M.B.A. and master’s degree in economics from the University of Basel/Switzerland.

Alexander Zwyer, Chief Executive Officer and Director

Alexander Zwyer has served as our Chief Executive Officer and as a Director since our incorporation in August 2015. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a startup in the high-end luxury food sector and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as Executive Vice President (chief operating officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

Myoung-Ok Kwon, Director

Myoung-Ok Kwon, Ph.D. became a member of our board of directors in January 2021. Ms. Kwon has 16 years of experience in the healthcare venture capital and public investments and pharma research fields. Ms. Kwon is Head of Healthcare Investment at PMG Investment Solutions AG, or PMG, and Asset Manager of the PMG Global Biotech Fund. From 2004 to 2007, Ms. Kwon worked at Novartis AG as a Senior Research Planner and Scientific Assistant to the Head of Corporate Research. After leaving Novartis AG in 2007, she joined the Zurich-based venture capital fund Nextech Invest as Managing Partner. She led the investment team from 2007-2012 and made 10 biotech investments in the United States and Europe. Her Board of Directors and observer representation included Sunesis Pharmaceuticals, Inc. (Nasdaq: SNSS) (USA) (as an observer) from 2009 to 2012, MacroGenics Inc. (USA) (as an observer) From 2008 to 2012, TRACON Pharmaceuticals, Inc. (Nasdaq: MGNX) (USA) from 2011 to 2012, Telormedix SA (Switzerland) (as an observer) from 2008 to 2012, ImVisioN Therapeutics AG (Germany) from 2007 to 2012. She has been a venture partner of Arcus Ventures, a New York-based venture capital fund, since 2014. She is also the founder of Julier Partners, a healthcare consulting firm active since 2013 and built up the Biotech Core Value Fund, a Liechtenstein-based fund, as an investment advisor from 2014-2019. She holds a Ph.D. in biochemistry and molecular genetics from the University of Basel and the Friedrich Miescher Institute, which is part of the Novartis Research Foundation.

Stig Løkke Pedersen, Director

Stig Lokke Pedersen became a member of our board of directors in January 2021. Mr. Pedersen has over 35 years of business experience, having held numerous executive positions and board positions over such period of time. Since 2012, Mr. Pedersen has been a member of the investment board in the Danish private equity fund Catacap A/S and from 2001 to 2011, Mr. Pedersen served as a member of the executive management team at H. Lundbeck A/S (Denmark) (Nasdaq Copenhagen: LUN), one of Denmark’s largest public companies and a prominent, global CNS specialist pharmaceutical company. During his time as Chief Commercial Officer at H. Lundbeck A/S (Denmark), Mr. Pedersen was responsible for all business activities in the group, including operations in more than 60 countries worldwide, a turnover of $3 billion and around 4,500 employees. In addition, Mr. Pedersen has served on numerous boards since 1992, including Chairman of the board of directors of Nuevolution AB (Nasdaq Sweden: NUE) from 2001 to 2019 and Chairman of the board of directors of ChemoMetec A/S (Nasdaq Copenhagen: CHEMM) from 2009 to 2013. In addition, Mr. Pedersen currently sits on the board of directors of nine other companies, including the life science companies Stemform A/S, SSI Diagnostika A/S, TAP A/S, Moksha8 Ltd., Union Therapeutics A/S and Index Pharmaceuticals AB. Mr. Pedersen earned his MSc. (Econ.) from Aalborg University in Denmark.

Silvia Panigone, Ph.D., Chief Operating Officer

Silvia Panigone, Ph.D. was appointed as our Chief Operating Officer in April 2021. Ms. Panigone combines a profound understanding of corporate finance and private investments with a deep knowledge of drug development research and development processes. Ms. Panigone founded in September 2013, and currently serves as Managing Director of, ADYA Consulting Sagl, a Swiss investment boutique in the life sciences sector that focuses on value extraction, development and implementation of strategic plans, deal structuring, capital raising and M&A transactions across the globe. From 2013 until 2018, Ms. Panigone served as a coach for life sciences companies though The Commission for Technology and Innovation, a body operating under the Swiss Confederation. Also, from 2013 and until January 2016, Ms. Panigone spent time as Managing Director, Europe and a team member in the United States for I-Bankers Direct LLC and I-Bankers Securities, Inc. Ms. Panigone possesses a Molecular Biology degree from University of Milan (Italy), a Ph.D. in Molecular Oncology from National Cancer Institute, Milan in collaboration program with the Open University, London and a Master in Finance - Management of Economical Resources from SDA Bocconi, Milan, Italy.

Subhasis Roy, MBA, Interim Chief Financial Officer

Subhasis Roy, MBA was appointed as our Interim Chief Financial Officer in April 2021. Mr. Roy has over 25 years of healthcare industry experience as a healthcare banker/advisor and more recently as a biopharmaceutical company leader. From April 2018 until January 2021, Mr. Roy was Chief Executive Officer and Chief Operating Officer of Novaremed, a clinical stage Swiss pain therapeutics company. From May 2009 to March 2018, Mr. Roy was Managing Partner and co-founder of Sirius Healthcare Partners, a healthcare advisory boutique providing advice and transaction support to emerging healthcare companies. Prior to Sirius, Mr. Roy was a healthcare banker at bulge bracket Investments Banks (UBS, HSBC, DKB), where he advised mid-large cap healthcare companies and executed numerous financing and M&A transactions. Mr. Roy holds an M.B.A. in Finance and General Management from Fuqua School of Business at Duke University, USA and a Masters’ degree in Commerce from University of Mumbai, India.

Eric Konofal, MD, Ph.D., Interim Chief Scientific Officer

Eric Konofal, MD, Ph.D. was appointed as our Interim Chief Scientific Officer in February 2021. Dr. Konofal is an IP expert and co-founder of NLS Pharmaceutics Ltd. Dr. Konofal has been active for more than 27 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal serves as a senior medical consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his medical doctorate and Ph.D. from the University Pierre–Marie Curie, Paris / France.

Hervé Girsault, MBA, Head of Business Development

Hervé Girsault, MBA has served since December 2017 as our Head of Business Development and previously served as our business development advisor from September 2016 until December 2017. Mr. Girsault has over 20 years of experience in the healthcare industry, serving in a variety of senior positions, including Chief Executive Officer of Synarc Inc. in the United States (now BioClinica Inc.), of Novartis Benelux and of Gerber France SA in France, and as head of mergers & acquisitions, business development & partnering for global companies, such as Novartis International AG and Novartis Consumer Health (also serving as its Chief Executive Officer), a division of Novartis AG, and as manager of mergers & acquisitions of the healthcare practice at Coopers & Lybrand Consultants. Prior to joining us, from 2013, Mr. Girsault served as the Chief Business officer of Piqur Therapeutics AG. Mr. Girsault co-founded TUROS Capital AG in 2018, and currently sits on its board of directors.

Carlos Camozzi, MD, Ph.D., Interim Medical Director

Carlos Camozzi, MD, Ph.D. was appointed as our Interim Medical Director in March 2021. Dr. Camozzi is an experienced Chief Medical Officer in the biopharmaceuticals field with over 30 years of C-level expertise and experience in orphan drugs and other areas. From September 2017 until October 2020, Dr. Camozzi served as acting Chief Medical Officer and Head of the Bioelesonic business unit of Syndermix AG. Prior to that, between January 2016 and October 2017, Dr. Camozzi served as Chief Medical Officer of Simbec-Orien Group. Previously, Dr. Camozzi acted as Chief Medical Officer of Orphazyme, uniQure and Orphan Europe and served as Scientific Strategy Director of Basel University Hospital and had managerial positions at Mepha and Roche. Dr. Camozzi received his medical doctorate and PhD from the National University of Buenos Aires, Argentina.

Family Relationships

There are no family relationships among any of our senior management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our senior management or our directors were selected.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. Pursuant to Swiss law, we are not required to provide the compensation, on an individual basis, of our senior management and directors.

All amounts reported in the table below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2020.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 7 persons (1) (2)	$869,109	$34,052	$-

(1)	The amounts include $671,723 of deferred salary, bonus and related benefits and $19,795 of deferred pension, retirement and other similar benefits that have were paid in February 2021.
(2)	The amounts do not include $30,162 in interest owed to our Chief Executive Officer. See “–Employment and Service Agreements with Senior Management” below and “Related Party Transactions” for additional information.

Employment Agreements with Senior Management

We have entered into a written employment agreement with our Chief Executive Officer. Our other senior management were not engaged as full-time employees as of December 31, 2020. Pursuant to the consulting agreement with our Head of Business Development, he received a 1% fee tied to the net proceeds of our initial public offering.

In addition, our Chief Executive Officer and other senior management agreed to defer the receipt of payment of a portion or all of their respective compensation until we raise sufficient capital, including through an initial public offering. In addition, pursuant to an agreement between us and our Chief Executive Officer, compensation that was due and outstanding to him, accrued interest at a rate of 10% per year and was repaid to him in full in February 2021.

After the initial public offering, we entered into consulting or employment agreements with other suitable candidates. All of these agreements contained provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors’ and officers’ liability insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation and governance committee, and, in certain circumstances, upon approval by our shareholders.

C.	Board Practices

Board of Directors

Our board of directors is composed of four directors. Each director is elected for a one-year term. Messrs. Hafner and Zwyer were appointed at the annual shareholders’ meeting held on October 20, 2020 to serve until the 2021 shareholders’ meeting to be held in June 2021. Mr. Brenneisen was appointed in September 2020 and resigned in February 2021. Ms. Kwon and Mr. Løkke Pedersen were appointed to the board of directors in January 2021.

Director Independence

Under Nasdaq Listing Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements and the committee composition requirements. Accordingly, a company listing in connection with its initial public offering shall be permitted to phase in its compliance with the committee composition requirements set forth in Nasdaq Listing Rule 5605(d)(2) and (e)(1)(B) as follows: (1) one member must satisfy the requirement at the time of listing; (2) a majority of members must satisfy the requirement within 90 days of listing; and (3) all members must satisfy the requirement within one year of listing. We intend to rely on the phase-in schedules set forth in the aforementioned Nasdaq Listing Rule with respect to the composition of our audit committee.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee, and the compensation, nomination and governance committee.

Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise. We intend to phase-in our compliance with this requirement in accordance with Nasdaq Listing Rule 5615(b)(1).

Our audit committee currently consists of Myoung-Ok Kwon and Stig Løkke Pedersen, each of whom meets the requirements for financial literacy under the Nasdaq Stock Market rules. Ms. Kwon serves as the Chairman of the audit committee and our board of directors has determined that Ms. Kwon is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules. Mr. Pascal Brenneisen previously served on the audit committee but resigned from the board of directors in February 2021. The Board has conducted a search for a qualified replacement for Mr. Brenneisen and expects to have a replacement elected to the Board by its shareholders and appointed to the audit committee within the cure period allowed for under Nasdaq Listing Rules.

The audit committee is governed by a charter that complies with Nasdaq Stock Market rules. The audit committee has the responsibility to, among other things:

●	consider and make recommendations to the board of directors on our financial statements, review and discuss the financial statements with the management and the company’s external independent auditor and present its recommendations with respect to the financial statements to the board of directors prior to the approval of the financial statements at the general shareholders’ meeting;

●	oversee our independent auditor and engage and determine compensation or termination of engagement of our auditor;

●	determine and pre-approve the terms of certain audit and non-audit services provided by our auditor;

●	review and monitor, if applicable, legal matters with significant impact and findings of regulatory authorities, receive reports regarding irregularities and legal compliance, and make recommendations to our board of directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations; and

●

review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control and review the independent auditor’s reports with management.

Compensation, Nomination and Governance Committee

The members of our compensation, nomination and governance committee are currently Ronald Hafner and Myoung-Ok Kwon. Mr. Pascal Brenneisen previously served on compensation, nomination and governance committee but resigned from the board of directors on February 28, 2021. The compensation, nomination and governance committee will assist our board of directors in overseeing our cash compensation and equity award recommendations for our senior management along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our senior management. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. We are subject to the Compensation Ordinance. This means that the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. In addition, in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the nomination and governance committee. With respect to the nomination of persons to our board of directors, our home country rules do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders.

As a result, our practice will vary from the requirements of Nasdaq Listing Rule 5605(d) and 5605(e) which set forth certain requirements as to the responsibilities, composition and independence of compensation committees and the nomination of directors for election by shareholders, respectively. See “—Differences between Swiss Laws and Nasdaq Requirements.”

The members of the compensation, nomination and governance committee shall be elected annually by the shareholders’ meeting for a period until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. Each member of the compensation, nomination and governance committee shall be elected individually. If there are vacancies on the compensation, nomination and governance committee and the number of members falls below the minimum of two, the board of directors shall appoint the missing member from among its members for the remaining term of office.

D.	Employees.

As of May 14, 2021, we have six senior management members, of which only our Chief Executive Officer and Chief Operating Officer are full-time employees, while the other members of the senior management are consultants, some of whom may continue to stay on as consultants. In addition, we have four part-time employees and three consultants that we engage on a continual basis. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

All of our employment and consulting agreements will include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality.

E.	Share Ownership.

 See “Item 7.A. Major Shareholders” below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of May 14, 2021 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities.

●	each of our directors and senior management; and

●	all of our directors and senior management as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholder listed below does not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned (1)	Percentage Owned (1)
Holders of more than 5% of our voting securities:
Magnetic Rock Investment AG (2)	2,845,000	23.6%
Alexander Zwyer*	1,200,000	9.9%
Eric Konofal	1,020.000	8.5%
AIGH Capital Management LLC (3)	827,921	6.4%
Directors and senior management who are not 5% holders:

Ronald Hafner*	410,000	3.4%
Hervé Girsault	25,000	**
Myoung-Ok Kwon, Ph.D.*	-	**
Stig Løkke Pedersen*	-	**
Silvia Panigone	-	**
Subhasis Roy	-	**
Carlos Camozzi	-	**

All directors and senior management as a group (9 persons)	2,655,000	22.0%

*	Indicates director of the Company.

**	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The percentages shown are based on 12,068,325 common shares issued and outstanding as of May 14, 2021.

(2)	Magnetic Rock Investment AG is a private company owned in equal part by each of the Shareholders. Ronald Hafner serves on our board of directors.

(3)	Includes 827,921 warrants to purchase common shares. Based solely on the Form 13G filed on March 21, 2021, with respect to securities jointly held by AIGH Capital Management, LLC, AIGH Inventory Partners, LLC, and Mr. Orin Hirschman with a principal address of 6006 Berkeley Ave., Baltimore, MD 21209.

Significant Changes in Ownership by Major Shareholders

During the past three years, there have been no significant changes in the ownership of our common shares by any major shareholder, other than decreases in their relative percentage of ownership as a result of our initial public offering.

Record Holders

As of the date of this annual report, there was a total of 15 holders of record of our common shares, of which at least 1 has, to the best of our knowledge, a registered address in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B.	Related Party Transactions

Employment Agreements

We have entered into a written employment agreement with our Chief Executive Officer. Our other members of senior management are not engaged as full-time employees as of December 31, 2020. In addition, pursuant to the consulting agreement with our Head of Business Development, upon completion of the initial public offering, he received a fee of $183,067, equal to 1% of the net proceeds actually received by us in our initial public offering.

All employment agreements that we enter into are expected to contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management will contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors and officers insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation, nomination and governance committee, and, in certain circumstances, upon approval by our shareholders.

Alexander Zwyer Employment Agreement

On April 9, 2021, we entered into a new employment agreement with Mr. Zwyer, effective as of May 1, 2021, relating to his service as our Chief Executive Officer. Pursuant to his employment agreement, we have agreed to pay Mr. Zwyer a base annual salary of CHF 410,400, and a bonus payment of up to CHF 200,000, subject to the discretion of the Board of Directors. The employment agreement also provides that either party may terminate the employment agreement with 12 months’ prior notice, and that Mr. Zwyer will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

Silvia Panigone Employment Agreement

On April 9, 2021, we entered into an employment agreement with Ms. Panigone, effective as of May 1, 2021, relating to her service as our Chief Operating Officer. Pursuant to her employment agreement, we have agreed to pay Ms. Panigone a base annual salary of CHF 270,000, and a bonus payment of up to CHF 95,000, subject to the discretion of the Board of Directors. The employment agreement also provides that either party may terminate the employment agreement with 6 months’ prior notice, and that Ms. Panigone will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

Subhasis Roy Consulting Agreement

In March 2021, we entered into a consulting agreement with Mr. Subhasis Roy, our current Interim Chief Financial Officer, pursuant to which we agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Roy that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause.

Eric Konofal Consulting Agreement

In February 2021, we entered into a consulting agreement with Mr. Eric Konofal, our current Interim Chief Scientific Officer, pursuant to which we agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses.

Hervé Girsault Consulting Agreement

In January 2017, and as subsequently amended in October 2020, we entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, our current Head of Business Development]. Pursuant to the consulting agreement, we agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to our discretion. In addition, we have agreed to pay CHG BioVenture SA a 1% fee tied to the proceeds actually received by us in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

We provided Mr. Girsault notice of our termination of the consulting agreement with CHG BioVenture SA, pursuant to which Mr. Girsault provides his services to us, which will take effect on June 30, 2021. We are actively in discussions with Mr. Girsault on continuing his engagement with us in his current role.

Carlos Camozzi Consulting Agreement

In March 2021, we entered into a consulting agreement with Mr. Carlos Camozzi, our current Interim Medical Director, pursuant to which we agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses.

Shareholders and Officer and Director Loans

We entered into the following loan agreements with Ronald Hafner, a member of our board of directors, and the other Shareholders, and with Magnetic Rock, all of which were repaid in February 2021.

Credit Facilities

In August 2015, NLS Pharma Ltd. and NLS-1 Ltd., and in March 2017, NLS-0 Ltd., each entered into the NLS Pharma Credit Facility, the NLS-1 Credit Facility and the NLS-0 Credit Facility, respectively.

The entire principal amount of the NLS-1 Credit Facility was converted into equity. In July 2018, we converted $3,418,519 of the principal amount (including the entire Interest-Bearing Facility) into 260,000 of our common shares, at a conversion price of $13.00 per common share and in March 2019, in connection with the Reorganization, the remaining $3,681,481 of the principal amount into 280,000 common shares at the same conversion price as the July 2018 conversion. The Interest-Bearing Facility stopped accruing interest upon the Reorganization and, as a result thereof, the accrued interest stood at $85,737.

We borrowed $1.45 million, or the Borrowed Amount, under the NLS-0 Credit Facility. In connection with the Reorganization, the Entire Borrowed Amount under the NLS-0 Loan and a certain $2 million 2017 Bridge loan agreement with the Shareholders (as discussed more fully below), were converted together into an aggregate of 260,000 of our common shares, at a conversion price of $13.00 per common share.

Bridge Loan

In December 2017, in connection with the 2017 Bridge Loan, we received a loan of $2 million. The entire amount borrowed pursuant to the 2017 Bridge Loan was converted into shares of our common shares, together with the NLS-0 Credit Facility.

January 2019 Promissory Notes

In January 2019, we issued the four Notes, each for CHF 125,000 (approximately $128,200), with the Shareholders. Each Note carried an annual interest rate of 10% per year, compounded annually was scheduled to mature on March 31, 2021.

January 2019 Convertible Promissory Note

On January 18, 2019, we issued the Convertible Note with Magnetic Rock for CHF 550,000 (approximately $557,920) pursuant to loan proceeds that were received in advance in each of August and December 2018 in the amount of CHF 500,000 ($507,200) and CHF 50,000 ($50,720). The Convertible Note carried an annual interest rate of 10% per year, compounded annually and was scheduled to mature on March 31, 2021.

Convertible Loans

On February 21, 2020, we entered into a Convertible Loan with our Chief Executive Officer, who is also a member of our board of directors, for an aggregate loan in the amount of CHF 150,000 (approximately $154,890). In September 2020, we amended the Convertible Loan with our Chief Executive Officer to decrease the amount of the loan to CHF 100,000 (approximately $105,530). The Convertible Loan carried an interest rate of 10% per year, compounded annually and was originally scheduled to mature on June 30, 2020.

In addition, one Convertible Loan Amendment, in the amount of CHF 60,000 ($63,318) was with Ms. Silvia Panigone, our Chief Operating Officer. Ms. Panigone entered into a second Convertible Loan with us in the amount of CHF 20,000 ($21,106). Pursuant to a consulting agreement that we have with a company founded and managed by Ms. Panigone, Ms. Panigone was due consulting fees from us in the aggregate amount of CHF 129,779 ($136,956).

2020 Bridge Loan and Liquidation Rights

In August 2020, we received the first tranche of CHF 300,000 ($316,590) pursuant to the 2020 Bridge Loan. In September 2020, we received the second tranche of CHF 200,000 ($211,060) pursuant to the 2020 Bridge Loan, for an aggregate of CHF 500,000 ($527,650). The borrowed amounts under this 2020 Bridge Loan carried an interest rate of 10% per year and was scheduled to mature on March 31, 2021. In January 2021, we amended the 2020 Bridge Loan to increase the aggregate loan amount to CHF 600,000 ($633,180).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we were not subject to any material legal proceedings that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

Dividends

We have never declared or paid any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under Swiss law, we may only pay dividends if we have sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”), or if we have distributable reserves (“frei verfügbare Reserven”), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Under our amended and restated articles of association and in accordance with Swiss law, only our shareholders have the power to approve the payment of any dividends.

B.	Significant Changes.

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details

Since January 30, 2021, our common shares and Warrants trade on the Nasdaq Capital Market under the symbols “NLSP” and NLSPW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares and Warrants trade on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report. The information called for by this Item is set forth in Exhibit 2(d) to this annual report and is incorporated by reference into this annual report.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	Warrant Agent Agreement by and between NLS Pharmaceutics Ltd. and VStock Transfer, LLC, dated January 28, 2021 (filed as Exhibit 4.2 to form F-1 (File No. 333-236797) filed on November 13, 2020). See Item 14.E. “Material Modifications to the Rights of Security Holders and Use of Proceeds” for more information about this document.

●	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and NLS Pharmaceutics Ltd. (filed as Exhibit 10.14 to form F-1 (File No. 333-236797) filed on February 28, 2020). See Item 4.B. “Business Overview” for more information about this document.

●	Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS (filed as Exhibit 10.15 to form F-1 (File No. 333-236797) filed on February 28, 2020). See Item 4.B. “Business Overview” for more information about this document.

●	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to this annual report). See Item 4.B. “Business Overview” for more information about this document.

D.	Exchange Controls

There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our common shares.

E.	Taxation.

Switzerland Tax Consideration

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling common shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder/s, and no representation with respect to the tax consequences to any particular shareholder/s is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and stock dividends) or distributions on common shares based upon a capital reduction (“Nennwertrückzahlungen”) or reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss company, subject to taxation in the Canton of Nidwalden. The Company is taxed at a current effective income tax rate of approximately 12% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.01% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, Switzerland reformed certain elements of its corporate tax law which impact the taxation of NLS (including the abolition of the mixed company privilege at cantonal/communal level). These new federal regulations went into effect as of January 1, 2020. Regarding the implementation of certain measures on the cantonal level, a referendum was put up for a vote in the Canton of Nidwalden. Following a vote during the year ended December 31, 2020, the referendum passed and took effect in the Canton of Nidwalden.

Swiss Federal Withholding Tax on Dividends and other Distributions

Dividend payments and similar cash or in-kind distributions on the common shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (“Verrechnungssteuer”) at a rate of 35% on the gross amount of the dividend. The Company is required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contribution reserves (“Reserven aus Kapitaleinlagen”) are not subject to Swiss federal withholding tax.

The redemption of common shares in the Company may under certain circumstances (in particular, if the common shares in the Company are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss federal withholding tax purposes, with the consequence that the difference between the repurchase price and the nominal value of the shares (“Nennwertprinzip”) plus capital contribution reserves (“Reserven aus Kapitaleinlagen”) is subject to Swiss federal withholding tax.

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the common shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the Swiss income tax return.

If a shareholder who is not a Swiss resident for tax purposes and does not hold the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the nominal value (“Nennwertrückzahlungen”) of the common shares or reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value (“Teilbesteuerung”), if the investment amounts to at least 10% of nominal share capital of the Company. All Swiss cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen’) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% (“Teilbesteuerung”), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (“gewillkürtes Geschäftsvermögen”) according to Swiss tax law and amounts to at least 10% of nominal share capital of the Company. All cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for participation relief  (“Beteiligungsabzug”) in respect of dividends and distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the nominal share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

Recipients of dividends and similar distributions on the common shares (including stock dividends and liquidation proceeds) who neither are residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the common shares.

Wealth and Annual Capital Tax on Holding of Common Shares or Warrants

Swiss resident individuals and non-Swiss resident individuals holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to report their common shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the common shares and/or Warrants.

Capital Gains on Disposal of Common Shares or Warrants

Swiss resident individuals who sell or otherwise dispose of the common shares and/or Warrants realize a tax-free capital gain, or a non-tax deductible capital loss, as the case may be, provided that they hold the common shares, as part of their private assets. Under certain circumstances, the sale proceeds may be requalified into taxable investment income (e.g., if the taxpayer is deemed to be a professional securities dealer).

Capital gains realized on the sale of the common shares and/or Warrants held by Swiss resident individuals, Swiss resident corporate taxpayers as well as non-Swiss resident individuals and corporate taxpayers holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (“Teilbesteuerung”) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal share capital of the Company).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares and/or Warrants in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (“Beteiligungsabzug”), if the common shares sold during the tax period represent at least 10% of the Company’s share capital or if the common shares sold give entitlement to at least 10% of the Company’s profits and reserves and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by the Company and the acquisition costs of the participation (“Gestehungskosten”).

Individuals and corporations not resident in Switzerland for tax purposes and not holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the common shares and/or Warrants.

Gift and Inheritance Tax

Transfers of common shares and/or Warrants may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes.

Swiss Issuance Stamp Duty

The Company is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (“Emissionsabgabe”) on any increase of the nominal share capital of the Company (including capital surplus) or any other equity contributions received by the Company (with or without issuance of shares). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from issuance stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

Swiss Securities Transfer Tax

The purchase or sale (or other financial transfer) of the common shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a bank or other securities dealer in Switzerland as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information, which is intended to ensure the uniform implementation of automatic exchange of information, or the AEOI.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. Switzerland has concluded a multilateral agreement with the EU on the AEOI in tax matters, or the AEOI Agreement. This AEOI Agreement entered into force as of January 1, 2017 and applies to all 28 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. The Federal Act on the International Automatic Exchange of Information in Tax Matters, or the AEOI Act, which is the primary legal basis for the implementation of the AEOI standard in Switzerland, entered into force on January 1, 2017 as well.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further bi- or multilateral AEOI in tax matter agreements with other countries, which entered into force on January 1, 2018 or January 1, 2019 or will enter into force at a later date.

A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

On February 27, 2019, the Federal Council initiated the consultation on the revision of the AEOI Act and AEOI Ordinance. The consultation proposal takes account of recommendations from the Global Forum on Transparency and Exchange of Information for Tax Purposes. They concern, among other things, certain due diligence and registration obligations, the maintenance of a document retention obligation for reporting Swiss financial institutions, as well as definitions thereunder. Some exceptions have also been removed or adapted. The amendments to the AEOI Act and AEOI Ordinance are expected to enter into force on January 1, 2021.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the Foreign Account Tax Compliance Act (FATCA). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The new regime may come into force during the course of 2021.

Material U.S. Federal Income Tax Considerations for U.S. Holders

EACH PROSPECTIVE SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR SWISS TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the common shares. For this purpose, a “U.S. Holder” is a holder of common shares or Warrants that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our common shares or Warrants. This summary generally considers only U.S. Holders that will own our common shares or Warrants as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA), and the U.S./Switzerland Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our common shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our common shares or Warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our common shares or Warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, common shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold common shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our common shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the common share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Warrant. The holding period of the common share acquired through the exercise of a Warrant includes the holding period of the Warrant. See “Passive Foreign Investment Companies,” for the impact of the exercise of a Warrant on taxation of a U.S. Holder if we are a PFIC.

Taxation of Dividends Paid on Common Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on common shares (including the amount of any Swiss tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the common shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Switzerland/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our common shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our common shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our common shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our common shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Swiss taxes withheld therefrom. Cash distributions paid by us in CHF will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such CHF for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the CHF into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such CHF arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Except as described below in “Passive Foreign Investment Companies,” ownership of the Warrants has no tax impact on U.S. Holders since holders of the Warrants do not receive distributions unless and until the Warrants are exercised and common shares are purchased. As described below, if we are a PFIC, ownership of the Warrants may impact the holding period of PFIC shares and impact elections under the PFIC tax rules.

Taxation of the Disposition of Common Shares and Warrants

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our common shares or the Warrants, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the common shares and Warrants in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of common shares and Warrants will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares and warrants of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We do not believe that we will be a PFIC for the current taxable year although we have not determined whether we will be a PFIC in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our common shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our common shares and Warrants at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the common shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares and warrants of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

A U.S. Holder of our Warrants is taxed in a manner similar to a U.S. holder of common shares if the holder realizes gain on the sale of the Warrants. If the holder of the Warrants exercises the Warrants to purchase common shares, the holding period over which any income realized is allocated includes the holding period of the Warrants. The U.S. Warrant holder is treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the common shares while we are a PFIC, provided that we comply with specified reporting requirements. A U.S. Holder of our Warrants may not make a QEF election regarding our Warrants. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our common shares.

In addition, except with respect to the Warrants (unless exercised), the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our common shares which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the common shares and the U.S. Holder’s adjusted tax basis in the common shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our common shares and Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our common shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common Shares and Warrants

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our common shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our common shares (but not Warrants) or gain from the disposition of our common shares and Warrants if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our common shares and Warrants, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our common shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of common shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our common shares, unless such common shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website https://nlspharma.com/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this annual report solely as inactive textual references.

I.	Subsidiary Information.

Our wholly-owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation was incorporated on April 27, 2021.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

  We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in USD, and a certain portion of our expenses are denominated in CHF. For instance, during the year ended December 31, 2020, approximately 62% of our expenses were denominated in CHF. Changes of 5% and 10% in the USD/CHF exchange rate would have increased/decreased our operating expenses by 2% and 4%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. Use of Proceeds

On February 2, 2021, we completed our initial public offering of common shares and Warrants pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-236797) that was declared effective on January 28, 2021. Under the registration statement, we sold an aggregate of 4,819,277 common shares and 4,819,277 Warrants, as well as 722,891 Warrants pursuant to an over-allotment option granted to the underwriters. All of these common shares and Warrants were sold at a combined price to the public of $4.15 per share, yielding net proceeds of $17 million after underwriting discounts and commissions. Maxim Group LLC acted as book-running manager and Brookline Capital Markets, a division of Arcadia Securities, LLC acted as co-manager for the offering. We paid offering expenses of $603,610 in connection with the initial public offering, which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. No proceeds from our initial public offering were utilized in the fiscal year ended December 31, 2020. Except for the success fee of $183,067, equal to 1% of the proceeds actually received by us in our initial public offering, paid to our Head of Business Development as set forth elsewhere in this annual report, none of the net proceeds were used to make payments (other than compensation paid to our senior management, directors and an affiliate of one of our directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the remaining net proceeds has not changed from the information mentioned in the prospectus relating to the registration statement.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2020, our disclosure controls and procedures were not effective as a result of our material weaknesses in our internal control over financial reporting.

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, we have material weaknesses in our internal control over financial reporting. The material weaknesses included the lack of proper segregation of duties and lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience with technical accounting in accordance with U.S. GAAP and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2020, we have material weaknesses in our internal control over financial reporting, relating to the lack of segregation of duties and lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience with technical accounting in accordance with U.S. GAAP and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

During the year ended December 31, 2020, we began to take steps to remediate these material weaknesses and to strengthen our internal control over financial reporting, including hiring of additional accounting consultants, documenting our financial reporting policies and procedures and preparing accounting memoranda to address significant accounting and financial reporting issues.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Myoung-Ok Kwon, a member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B.	CODE OF ETHICS

Code of Business Conduct and Ethics

Pursuant to Swiss law, we adopted a code of business conduct and ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our code of business conduct and ethics is applicable to all our directors, senior management and employees. We have published our code of business conduct and ethics on our website, www.nlspharma.com. If we make any amendment to the code of business conduct and ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16.B. of Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective March 4, 2021, we dismissed our independent registered public accounting firm, Marcum LLP, or the Former Auditor, and engaged PricewaterhouseCoopers AG, or the New Auditor to audit fiscal years ended December 31, 2020, 2019 and 2018. The following table provides information regarding fees billed by Marcum LLP and PricewaterhouseCoopers AG for all services, including audit services, for each of the last two fiscal years:

	Year Ended December 31,
	2020	2019
Audit fees (1)	$202,567	$195,421
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	-	-
Total	$202,567	$195,421

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our initial public offering prospectus and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Consists of assurance and related services that are reasonable related to the performance of the audit and review of our financial statements and are not included in “audit fees” in this table.

(3)	Consists of all tax related services.

(4)	There were no other fees.

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective March 4, 2021, we dismissed our independent registered public accounting firm, Marcum LLP, or the Former Auditor, and engaged PricewaterhouseCoopers AG, or the New Auditor. We notified the Former Auditor of this change on March 5, 2021. Our board of directors approved the dismissal of the Former Auditor and the engagement of the New Auditor.

The report of the Former Auditor for our audited financial statements as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph in such report regarding substantial doubt about our ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through March 4, 2021, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its reports on our financial statements and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions), except for the material weaknesses in internal control over financial reporting related to improper cutoff of our accounts payable and accrued expenses in a previous period, and to the accounting for complex transactions, including intangible assets and a licensing agreement as disclosed in our prospectus, dated January 28, 2021.

During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through March 4, 2021, neither we, nor anyone on our behalf, consulted the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by the New Auditor that the New Auditor concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G.	CORPORATE GOVERNANCE

Differences between Swiss Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Swiss law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Swiss law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Composition of the board of directors. Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

●

Quorum. In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

According to Swiss law, for the approval of the management report and the annual financial statements, the Company’s auditor must be present at such a general meeting of shareholders, unless the general meeting of shareholders waives such attendance by unanimous decision.

●	Proxy Solicitations. There are currently three types of institutional proxies under Swiss Law: (i) the independent proxy, (ii) the board proxy and (iii) the custodian proxy, all which tend to vote in favor of the board’s proposals, because the default for the independent proxy is to vote with the board and by virtue of law the board and custodian proxies must vote with the board of directors. The Swiss Ordinance against Excessive Compensation in Listed Stock Companies, or the Compensation Ordinance, is applicable to companies limited by shares that are listed in Switzerland or abroad. According to the Compensation Ordinance, the solicitation of proxies by our board of directors or a custodian thereof is not permitted and only independent proxies are permitted. The independent proxy has to be elected by the general meeting of shareholders, must only vote pursuant to the specific instructions of the shareholders and must abstain from voting in the absence of specific instructions. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland; thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

●	Share Issuances. Pursuant to Swiss law, prior to our initial public offering, we opted out of shareholder approval requirements by way of including authorized and conditional share capital for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

●

Compensation, Nomination and Governance Committee. The Compensation Ordinance requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation committee. Under home country rules, the general meeting of shareholders has the authority to set up the basic principles of the compensation committee’s responsibilities in a company’s articles of association. In addition, the shareholders may decide to include in the articles of association a list of concrete responsibilities of the compensation committee. Unless the articles of association list concrete responsibilities of the compensation committee, the determination of the concrete responsibilities falls within the competence of the board of directors. Furthermore, the general meeting of shareholders must vote on the compensation report and the total of the remunerations of the board of directors, management and advisory committee. According to the doctrine, the strategic planning of the remuneration system and policy as well as the determination of the remuneration procedure is the inalienable task of the board of directors, unless a list of concrete responsibilities is included in the articles of association of the Company. Apart from that, the board of directors has the authority to determine whether the compensation committee shall have the decision-making power with regard to the individual salaries or whether it shall have only a request right to the board of directors.

Furthermore, pursuant to Swiss law, both the number of committee members (the minimum and maximum number of compensation committee members) and the identity of the compensation committee members is determined by our shareholders. Our home country rules also do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders. Our practice will therefore vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e). Furthermore, we will be subject to the Compensation Ordinance (“Say on Pay” Rule). This means that the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. Furthermore, pursuant to the Compensation Ordinance, severance, advances, transaction premiums and similar payments to senior management and director are prohibited.

●	Code of Business Conduct and Ethics. Pursuant to Swiss law, we adopted a code of business conduct and ethics applicable to all of our directors, senior management and employees, which may not comply with the requirements of Nasdaq Listing Rule 5610.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS.

The following documents are filed as part of annual report.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 3.1 to form 6-K (File No. 001-39957) filed on February 2, 2021).
2.1	Description of Securities (filed herewith).
4.1	Representative’s Warrant (filed as Exhibit 1.1 to form F-1 (File No. 333-236797) filed on January 20, 2021).
4.2	Warrant Agent Agreement (filed as Exhibit 4.2 to form F-1 (File No. 333-236797) filed on November 13, 2020).
4.3	Form of Warrant (filed as Exhibit 4.3 to form F-1 (File No. 333-236797) filed on November 13, 2020).
4.4	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and the Company (filed as Exhibit 10.14 to form F-1 (File No. 333-236797) filed on February 28, 2020).
4.5	Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS (filed as Exhibit 10.15 to form F-1 (File No. 333-236797) filed on February 28, 2020).
4.6	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed herewith).
8.1	Listing of Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of the Interim Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2	Certification of the Interim Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations and Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Deficit; (iv) Statements of Cash Flows; and (v) Notes to the financial statements, tagged as blocks of text and in detail.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NLS Pharmaceutics Ltd.

Date: May 14, 2021	By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

	By:	/s/ Subhasis Roy
Subhasis Roy
Interim Chief Financial Officer

NLS PHARMACEUTICS LTD.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

F-1

NLS PHARMACEUTICS LTD.
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 3 to the financial statements, the Company has restated its 2019 and 2018 financial statements to correct an error.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses since inception and will need to raise additional funds to meet its obligations and sustain its operations which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland

 May 14, 2021

We have served as the Company’s auditor since 2021.

NLS PHARMACEUTICS LTD.
BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$93,711	$220,267
Prepaid expenses and other current assets, including related party of $0 and $13,432 as of December 31, 2020 and 2019	103,000	161,479
Total current assets	196,711	381,746

Deferred offering costs	946,912	260,211
Other receivables, net – related party	67,954	54,472
Total assets	$1,211,577	$696,429

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable, including related party of $454,315 and $34,727, respectively	$4,006,473	$2,509,350
Interest payable	316,174	170,268
Convertible promissory notes – related parties	591,693	540,071
Current portion of credit facilities, subordinated – related parties	150,000	150,000
Current portion of convertible loans, including related party of $113,130, net of discount of $37,362 as of December 31, 2020	463,980	-
Bridge loan	565,650	-
Accrued salaries	459,195	102,950
Other accrued liabilities, including related party of $40,842 and $12,391 as of December 31, 2020 and 2019, respectively	650,753	562,465
Total current liabilities	7,203,918	4,035,104

Convertible loans, net of discount of $4,248 and $64,788 as of December 31, 2020 and 2019, respectively	32,463	152,058
Swiss government loan	281,015	-
Deferred revenues	2,499,969	2,499,969
Accrued pension liability	178,269	180,248
Total liabilities	10,195,634	6,867,379

Commitments and contingencies (Note 12)

Shareholders’ deficit:
Common shares, CHF 0.02 ($0.02) par value, 10,440,000 authorized, 6,960,000 shares issued and outstanding at December 31, 2020 and 2019	145,139	145,139
Additional paid-in capital	20,649,882	20,600,871
Accumulated deficit	(29,759,697)	(26,898,262)
Accumulated other comprehensive loss	(19,381)	(18,698)
Total shareholders’ deficit	(8,984,057)	(6,170,950)
Total liabilities and shareholders’ deficit	$1,211,577	$696,429

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2020	2019 (as restated)	2018 (as restated)

Operating expenses:
Research and development [1]	$99,580	$897,788	$708,455
General and administrative [1]	2,199,790	3,299,251	2,740,406
Total operating expenses	2,299,370	4,197,039	3,448,861

Operating loss	(2,299,370)	(4,197,039)	(3,448,861)

Other (expense) income, net	(328,365)	(65,445)	16,035
Interest expense	(86,792)	(992)	-
Interest expense on related party loans	(146,908)	(818,719)	(1,084,708)
Loss on conversion of debt	-	(364,950)	(629,232)

Net loss	(2,861,435)	(5,447,145)	(5,146,766)

Other comprehensive loss:
Defined pension plan adjustments	(683)	(7,444)	(1,261)
Comprehensive loss	$(2,862,118)	$(5,454,589)	$(5,148,027)

Basic and diluted net loss per common share	$(0.41)	$(0.80)	$(0.82)

Weighted average common shares used in computing basic and diluted net loss per common share	6,960,000	6,840,000	6,240,000

1	Comparative figures for the years ended December 31, 2019 and December 31, 2018 were restated to correct the classification of intellectual property expenses from research and development expenses to general and administrative expenses. For further information, see Note 3 “Restatement of Previously Issued Financial Statements” to the financial statements.

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Shares		Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2018	6,120,000	$128,344	$8,468,547	$(16,304,351)	$(9,993)	$(7,717,453)
Issuance of common shares for conversion of related party debt to equity	260,000	5,200	4,042,552	-	-	4,047,752
Debt discount on related party loans	-	-	4,019	-	-	4,019
Defined pension plan adjustments	-	-	-	-	(1,261)	(1,261)
Net loss	-	-	-	(5,146,766)	-	(5,146,766)
BALANCE, DECEMBER 31, 2018	6,380,000	$133,544	$12,515,118	$(21,451,117)	$(11,254)	$(8,813,709)
Issuance of common shares for conversion of related party debt to equity	580,000	11,595	8,011,605	-	-	8,023,200
Debt discount on related party loans	-	-	8,540	-	-	8,540
Beneficial conversion feature on convertible loans	-	-	65,608	-	-	65,608
Defined pension plan adjustments	-	-	-	-	(7,444)	(7,444)
Net loss	-	-	-	(5,447,145)		(5,447,145)
BALANCE, DECEMBER 31, 2019	6,960,000	145,139	20,600,871	(26,898,262)	(18,698)	(6,170,950)
Beneficial conversion feature on convertible loans	-	-	24,911	-	-	24,911
Beneficial conversion feature on related party convertible loan	-	-	24,100	-	-	24,100
Defined pension plan adjustments	-	-	-	-	(683)	(683)
Net loss	-	-	-	(2,861,435)	-	(2,861,435)
BALANCE, DECEMBER 31, 2020	6,960,000	$145,139	$20,649,882	$(29,759,697)	$(19,381)	$(8,984,057)

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows From Operating Activities:
Net loss	$(2,861,435)	$(5,447,145)	$(5,146,766)
Adjustments to reconcile net loss to net cash used in operating activities:
Periodic pension costs	(4,258)	20,085	26,566
Amortization of debt discounts	72,188	755,555	1,090,411
Loss on conversion of debt	-	364,950	629,232
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,477)	(16,038)	7,382
Other receivables, net - related parties	(13,482)	1,000	(41,101)
Accounts payable	1,497,123	1,378,545	565,851
Interest payable	137,826	67,159	(5,252)
Deferred revenues	-	2,499,969	-
Other accrued liabilities	446,129	185,911	140,873
Net cash used in operating activities	(729,386)	(190,009)	(2,732,804)

Cash Flows From Financing Activities:
Proceeds from convertible loans	249,306	154,890	-
Proceeds from convertible loan – related party	113,130		-
Proceeds from Swiss government loan	262,137	-	-
Proceeds from Bridge loan	565,650	-	-
Proceeds from convertible promissory notes – related parties	-	512,800	557,920
Deferred offering costs	(686,701)	(260,211)	-
Net cash provided by financing activities	503,522	407,479	557,920

Effect of exchange rate on cash and cash equivalents	99,308	(3,881)	(1,369)
Change in cash and cash equivalents	(126,556)	213,589	(2,176,253)
Cash and cash equivalents at the beginning of period	220,267	6,678	2,182,931
Cash and cash equivalents at the end of period	$93,711	$220,267	6,678

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares for settlement of related party credit facilities	$-	$8,023,200	$4,047,752
Debt discount on related party loans	$-	$8,540	$4,019
Proceeds from convertible loans in transit	$-	$61,956	$-

The accompanying notes are an integral part of these financial statements.

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as Attention Deficit Hyperactivity Disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

On March 12, 2019, the Company merged NLS-0 Pharma Ltd. and NLS Pharma Ltd. into NLS-1 Pharma Ltd. (the “Merger”), the predecessor of the Company, retroactively and effective on January 1, 2019 and renamed the Company NLS Pharmaceutics Ltd. Due to the high degree of common ownership among the three companies and because individual investors’ ownership is in substance the same after the transaction, this Merger was deemed to be a non-substantive merger, with no step up in basis of the assets and liabilities in the Merger. The financial statements presented were prepared as if the Merger occurred on January 1, 2018. All intercompany transactions and balances were eliminated in the Merger.

On February 2, 2021, the Company completed the closing of its initial public offering (the “Initial Public Offering”) of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant to purchase one common share (the “Warrants”). The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares at the public offering price of $4.14 per common share and/or up to an additional 722,891 Warrants to purchase 722,891 common shares at the public offering price of $0.01 per Warrant, of which the underwriters exercised their option to purchase Warrants to purchase up to 722,891 common shares. These Warrants were issued in the Company’s Initial Public Offering and therefore have the same exercise price of $4.15 per share.

Liquidity and Going Concern

As of December 31, 2020, the Company had an accumulated deficit of approximately $29.8 million and the Company incurred operating losses since inception, including operating loss for the year ended December 31, 2020 of approximately $2.3 million. To date, the Company has dedicated most of its financial resources to research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of December 31, 2020, the Company’s cash and cash equivalents were $93,711 and shareholders’ deficit was $8,984,057. The Company expects that its existing cash and cash equivalents, including the net proceeds of $17 million from its Initial Public Offering, will be sufficient to fund operations into the second quarter of 2022. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of these financial statements. Additionally, the Company’s operating plans may change as a result of many factors that may currently be unknown to the Company including:

●	the length of the COVID-19 pandemic and its impact on our planned clinical trials, operations and financial condition;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our product candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our product candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses.

As a result, the Company may require additional capital to finance expenditures related to the manufacture of the Company’s product candidates for use in clinical trials, conducting clinical trials and general and administration costs.

The Company has historically financed its activities primarily with cash from the private placement of equity and debt securities and borrowings under credit facilities and shareholder loans. The Company intends to raise additional capital through private placements of debt and equity securities or through loans from third parties, but there can be no assurance that these funds will be available, or if they are available, their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables and indebtedness, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations or force the Company to grant rights to develop and commercialize product candidates that it would otherwise prefer to develop and commercialize on its own. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 1A

Stock Split

On September 14, 2020, the Company filed an amendment to its Articles of Incorporation and effected a 5,000-for-1 stock split of its issued and outstanding common shares, whereby 1,392 outstanding common shares with a par value of CHF 100.00 per share were exchanged for 6,960,000 common shares with a par value of CHF 0.02 per share. All per share amounts and number of shares in the financial statements and related notes have been retroactively restated to reflect the share split.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the Company’s significant estimates include (1) pension and other post-employment benefits, including certain asset values that are based on significant unobservable inputs; (2) the inputs used in determining the fair value of equity per share; (3) the beneficial conversion feature on the convertible loans and (4) valuation allowance relating to the Company’s deferred tax assets.

JOBS Act Accounting Election

The Company is an “emerging growth company” or “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC has elected to delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in checking, money market accounts, as well as certificates of deposit. The Company generally does not enter into investments for trading or speculative purposes, rather to preserve its capital for the purpose of funding operations.

Deferred Offering Costs

Specific incremental legal, accounting and other fees and costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of such an offering. As of December 31, 2020 and 2019, there were $946,912 and $260,211, respectively, of Initial Public Offering costs, primarily consisting of legal, accounting and printing fees, that were capitalized in other non-current assets on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At December 31, 2020 and 2019, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

Functional Currency

The Company has operations in Switzerland and the United States. The Company’s functional currency is the U.S. dollar (“USD”). The results of its non-USD based operations are translated to USD at the average exchange rates during the year. The Company’s assets and liabilities are translated using the current exchange rate as of the balance sheet date and shareholders’ equity is translated using historical rates. Foreign exchange transaction gains and losses are included in other income/expense in the Company’s results of operations.

Revenue Recognition

As of December 31, 2020, the Company has not recognized any revenue from its exclusive license agreement (the “EF License Agreement”), as the upfront payment the Company received has been deferred. The EF License Agreement is to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A. (“Eurofarma”), a Brazilian pharmaceutical company. The EF License Agreement is within the scope of ASC 606, “Revenue from Contract with Customers” (“ASC 606”).

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral to or dependent on other goods or services in the contract.

The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of potential payments and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected amount method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration which is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

The Company allocates the transaction price based on the estimated stand-alone selling price of each of the performance obligations. The Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in a contract with a customer. The Company utilizes key assumptions to determine the stand-alone selling price for service obligations, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Additionally, in determining the stand-alone selling price for material rights, the Company may reference comparable transactions, clinical trial success probabilities, and develop estimates of option exercise likelihood. Any variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts the Company would expect to receive for the satisfaction of each performance obligation.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress at each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Development and regulatory milestone payments are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license revenues in the period of adjustment. To date, the Company has not recognized any consideration related to the achievement of development, regulatory, or commercial milestone revenue resulting from the EF License Agreement.

For revenue related to sales-based royalties received from licensees, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any consideration related to sales-based royalty revenue resulting from any of the Company’s license agreement.

To the extent the Company receives payments, including non-refundable payments, in excess of the recognized revenue, such excess is recorded as deferred revenue until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Research and Development

Costs for research and development (“R&D”) of products, including payroll, contractor expenses, and supplies, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other allocated expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value,” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying values of the Company’s accounts payable approximate their fair value due to the short-term nature of these liabilities. The carrying value of the Company’s debt is estimated to approximate its fair value, as the notes are near maturity and the interest rates on the debts approximates market rates.

Debt Issuance Costs and Debt Discount

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, and are amortized to interest expense over the term of the related debt using the effective interest method.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded as no deferred taxes have been recognized.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is “more-likely-than-not” to be sustained were it to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

Employee Benefits (including Post Retirement Benefits)

The Company operates the mandatory pension plan for its employees in Switzerland. The plan is generally funded through payments to insurance companies or trustee-administered funds. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under ASC 960 “Plan Accounting – Defined Benefit Pension Plans.”

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is in all material cases calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, and the return on plan assets (excluding interest), are recognized immediately in Other Comprehensive Loss. Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statement of operations and comprehensive loss.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of convertible promissory notes and convertible loans with their potential dilutive effect considered using the “if-converted” method. For the years ended December 31, 2020 and 2019, 50,205 and 20,000 shares related to the convertible loans were excluded from the computation, respectively.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Accounting Pronouncements – Not Yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The FASB issued this update as part of its Simplification Initiative to improve areas of GAAP and reduce cost and complexity while maintaining usefulness of the financial statements. The main provisions remove certain exceptions, including the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. In addition, the amendments simplify income tax accounting in the areas such as income-based franchise taxes, eliminating the requirements to allocate consolidated current and deferred tax expense in certain instances and a requirement that an entity reflects the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The guidance will become effective for the Company beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Because the Company’s deferred tax assets and liabilities are fully reserved, it does not expect a material impact from the adoption of this standard.

Accounting Pronouncements – Recently Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which adds and modifies certain disclosure requirements for fair value measurements. Under the new guidance, entities will no longer be required to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, or valuation processes for Level 3 fair value measurements. However, public business entities will be required to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and related changes in unrealized gains and losses included in other comprehensive income. ASU 2018-13 was effective for public and non-public business entities for fiscal years beginning after December 15, 2019, including interim periods. The adoption of ASU 2018-13 did not have a material impact on the Company’s financial statements.

Note 3

Restatement of Previously Issued Financial Statements

During the audit of the Company’s financial statements for the year ended December 31, 2020, the Company identified an error in the presentation of the intellectual property expenses in 2019 and 2018. The intellectual property expenses should have been classified as general and administrative expenses instead of research and development expenses.

This resulted in a restatement to correct previously reported amounts in the financial statements of the Company for the years ended December 31, 2019 and 2018. This reclassification of expenses had no impact on total operating expenses, net loss, loss per share or the balance sheet.

The following tables present the impact of the restatement in the financial statements for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31, 2019
	As Previously Reported	Adjustments	As Restated

Research and development expenses	$1,702,117	($804,329)	$897,788
General and administrative expenses	2,494,922	804,329	3,299,251
Total operating expenses	$4,197,039	$-	$4,197,039

	For the Year Ended December 31, 2018
	As Previously Reported	Adjustments	As Restated

Research and development expenses	$1,437,202	($728,747)	$708,455
General and administrative expenses	2,011,659	728,747	2,740,406
Total operating expenses	$3,448,861	$-	$3,448,861

Note 4

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019

Vendor overpayments	$27,380	$37,445
VAT recoverable and other current assets	61,207	33,579
Convertible loan funding	-	61,956
Prepaid expenses	14,413	15,067
CEO receivable	-	13,432

Total prepaid expenses and other current assets	$103,000	$161,479

The balance of the prepaid expenses and other current assets for the years ended December 31, 2020 and 2019, consisted mainly of some vendor overpayments and value added tax (“VAT”) recoverable, that were returned to the Company during the following fiscal periods. Additionally, the Company recorded a receivable from the Chief Executive Officer (“CEO”) for using Company credit cards for personal travel expenses. Subsequent to the year ended December 31, 2019, the CEO receivable has been paid in full. The prepaid expenses and other current assets for the year ended December 31, 2019 also included funding of a convertible loan entered into on December 23, 2019, for which funding was received on January 6, 2020.

Note 5

Other Receivables, net – Related Party:

The Company’s majority shareholders are also majority shareholders in Pegasus Advanced Research SAS, formerly NeuroLifeScienses SAS (“Pegasus”), and as such Pegasus is considered to be a related party to the Company. In December 2015, Pegasus assigned its exclusive global license to certain compounds involving mazindol to the Company (the “License Agreement”). The License Agreement includes a royalty payment of 1.8% of the annual net sales (including sales made by sub-licensees) of the licensed compounds covered thereunder; provided, however, that such royalty payment could be further reduced to 0.9% in the event that the U.S. Patent and Trademark Office were to issue a revised notice of allowance or expand the patent rights of certain licensed compounds or be completely cancelled in the event that a competing generic product were to reach the market during the term of the patents covering such licensed compounds.

Since assigning the License Agreement to the Company, the Company and Pegasus have paid for some operating expenses for each other. The transactions between the companies are minimal and are not considered to be a funding source for either entity. The Company offsets the related receivables and payable to/from Pegasus for a combined net other long-term receivable of $67,954 and $54,472 for the years ended December 31, 2020 and 2019, respectively.

Note 6

Convertible Promissory Notes – Related Parties:

The following summarizes the Company’s convertible promissory notes with related parties as of December 31, 2020 and 2019.

	December 31,
	2020	2019

Convertible promissory notes	$591,693	$540,071

In January 2019, the Company entered into an agreement with Magnetic Rock Investment AG (“MRI”), which is owned by certain shareholders of the Company, to loan the Company CHF 550,000 ($557,920). The loan proceeds were received in advance of the agreement, in two payments, in each of August and December 2018 in the amount of CHF 500,000 ($507,200) and CHF 50,000 ($50,720), respectively. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a derivative because the net settlement criterion is not met. The note accrues interest at 10% per year and has a conversion feature such that upon a capital closing (as defined), MRI has the right to require conversion of its note to equity at the same terms as such capital closing. As of December 31, 2020, such capital closing (as defined) has not occurred, so the note has not converted. The note had an original maturity date of April 30, 2019 at which time if it wasn’t already converted, a new maturity date would be set at the discretion of MRI. The parties have amended the agreement to extend the maturity date to March 31, 2021. The Company has accrued interest payable of $42,929 for the note as of December 31, 2020. Additionally, the Company recorded debt discount of $4,019 based on an imputed interest rate of 12%, the rate readily available to the Company, compared to the 10% annual interest rate stated in the loan agreement. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the years ended December 31, 2019 and 2018, amortization of $237 and $3,782, respectively, was included in interest expense – related parties.

In March 2019, MRI and the Company agreed to convert an aggregate amount of CHF 526,980 ($526,769) of its loan into 40,000 of the Company’s common shares at a conversion price of approximately $13 per share. The common shares had a fair value of CHF 14 ($14) per share and an aggregate fair value of $550,829, resulting in a $24,060 loss on conversion of the loan. Pursuant to an amendment to this loan, the maturity date of the remaining loan of CHF 23,020 ($26,043) was extended to March 31, 2021. The Company determined that the extension of the loan which was past due or near maturity was in substance no different than issuing new financial instruments and accordingly, the Company did not recognize a gain or loss in connection with the extension.

In January 2019, the Company entered into four additional convertible promissory notes, on the same terms, with certain Company shareholders. The promissory notes were for CHF 125,000 ($128,200) each, accrue interest at 10% per year and have original maturity dates of the earlier of April 30, 2019 or when any investment into the Company of CHF 500,000 ($565,650) or greater occurs. The maturity of these notes was extended to March 31, 2021. The Company has accrued interest payable of $119,045 for the notes as of December 31, 2020. Additionally, the Company recorded debt discount of $8,540, based on an imputed interest rate of 12% compared to the 10% interest accrued on the loans. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the year ended December 31, 2019 amortization of $8,540 was included in interest expense – related parties.

In February 2021, all of the convertible promissory notes, including accrued interest, were repaid in full.

Note 7

Credit Facilities, Subordinated – Related Parties:

The following summarizes the Company’s credit facilities with related parties as of December 31, 2020 and 2019.

	December 31,
	2020	2019

Second Credit Facility, net of debt discount of $0	$150,000	$150,000

In August 2015, the Company entered into a second credit facility agreement (the “Second Credit Facility”) with certain shareholders (the “Lenders”). The maximum borrowings under the Second Credit Facility were $500,000. The Second Credit Facility had a maturity date of December 31, 2018 and accrued interest at 0%. As the Second Credit Facility did not accrue interest, management, upon issuance of the debt, recorded total debt discount and a corresponding increase in additional paid in capital based on an imputed interest at a rate of 12%. The debt discount was being amortized to interest expense using the effective interest rate method over the debt term.

In June 2018, the Company and the Lenders entered into a subordination agreement regarding the Second Credit Facility. The subordination agreement deferred payments on the Second Credit Facility during the term of the agreement. The agreement was to expire if (i) the Lenders irrevocably waived the subordinated claims; or (ii) if the claims were converted to share capital or participation capital of the Company.

As of December 31, 2020, the remaining balance of the Second Credit Facility of $150,000 was outstanding and the parties amended the agreement covering such credit facility to extend the maturity date to March 31, 2021. Additionally, the accrued interest of $85,737 on an expired credit facility remained unpaid and the parties amended that credit facility to extend the maturity date to March 31, 2021. The Company determined that the extension of these credit facilities which were past due or near maturity was in substance no different than issuing new financial instruments and accordingly, the Company did not recognize a gain or loss in connection with the extension.

In February 2021, the remaining balance on the Second Credit Facility and the accrued interest on an expired credit facility was paid in full.

Note 8

Convertible Loans:

The following summarizes the Company’s convertible loans as of December 31, 2020 and 2019.

	December 31,
	2020	2019

Convertible loans, net of discount of $41,611	$383,313	$152,058
Convertible loans – related party	113,130	-
	496,443	152,058
Less: current portion	(463,980)	-

Convertible loans, long term	$32,463	$152,058

In December 2019, the Company entered into two loans for a total of CHF210,000 ($216,846) (the “Convertible Loans”). In February, March and June 2020, the Company entered into five additional convertible loans, on terms similar to those in December 2019, including one with a related party, for a total of CHF 265,606 ($300,480). The Convertible Loans accrued interest at 10% and have a conversion feature such that the lender could choose to convert the loan to equity at any time up to the maturity date of August 31, 2021. The conversion rate of CHF 9 ($11) per common share was at a discount to the CHF 11 ($13) per common share fair value of the Company. The proceeds from the loans were allocated between the debt instruments and the beneficial conversion feature, with the beneficial conversion feature valued at CHF 63,537 ($65,608) for the December 2019 convertible loans and CHF 37,779 ($49,011) for the 2020 convertible loans. On the date of issuance, the beneficial conversion feature value was calculated as the difference between the conversion price and the fair value per share, multiplied by the number of common shares into which the Convertible Loans are convertible. The embedded conversion feature was not bifurcated as it did not meet all of the elements of a derivative. For the year ended December 31, 2020, amortization of $48,088 was included in interest expense and $24,100 was included in interest expense – related parties. For the year ended December 31, 2019, amortization of $820 was included in interest expense. The Company has accrued interest payable of $48,634 and $172 for the Convertible Loans as of December 31, 2020 and 2019, respectively.

In February 2021, all of the Convertible Loans, including accrued interest, were repaid in full.

Note 9

Swiss Government Loan:

In April 2020, in response to the COVID 19 pandemic, the Swiss Federal Council issued the COVID-19 Ordinance on Joint and Several Guarantees, according to which companies domiciled in Switzerland that are economically affected by the COVID-19 pandemic can apply for financial support in the form of emergency bank loans of up to 10% of their 2019 revenues or a maximum of CHF 20 million (the “COVID-19 Loan”). This COVID-19 Loan was secured by the Swiss Confederation. The lending banks received collateral in the form of joint and several guarantees. The Company received a COVID-19 Loan from its bank for CHF 248,400 ($281,015), which carried a 0% interest rate and was due in 60 months. The loan could be drawn down over several installments and the Company had drawn down the entire amount. Pursuant to the terms of the COVID-19 Loan, the Company could not pay any dividends until it repays such loan in full.

In February 2021, the COVID-19 Loan was repaid in full.

Note 10

Bridge Loan:

In August 2020, the Company received the first tranche of CHF 300,000 ($309,780) pursuant to a bridge loan (the “Bridge Loan”). Pursuant to the Bridge Loan, the Company could borrow up to an aggregate of CHF 500,000 ($516,300), or an additional CHF 200,000 ($206,520), upon successful filing of its Form F-1, which occurred in August 2020. The total Bridge Loan of CHF 500,000 ($527,650) carried an interest rate of 10% annually and was initially due September 30, 2020 which was amended to December 31, 2020. In January 2021, the Bridge Loan was amended two additional times. The first of the two amendments extended the maturity date to March 31, 2021, and the second amendment increased the total amount of the Bridge Loan to CHF 600,000 ($633,180).

In February 2021, the Bridge Loan, including accrued interest, was repaid in full.

Note 11

Pension Liability:

The Company joined a collective pension plan operated by an insurance company as of 2016 which covers the employees in Switzerland.

Both the Company and the participants provide monthly contributions to the pension plan which are based on the covered salary. The respective saving parts of premiums are credited to employees’ accounts. In addition, interest is credited to employees’ accounts at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death.

The following table provides information on the pension plan for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Service cost	$24,875	$25,206	$25,617
Interest cost	832	2,992	2,190
Expected return on assets	(1,713)	(4,249)	(3,294)
Effect of settlement	(28,754)	(5,810)	-
Administrative expenses	1,185	1,946	2,053

Net periodic pension cost (benefit)	$(3,575)	$20,085	$26,566

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2020	2019
Projected benefit obligation, beginning of period	$386,064	$385,448
Service cost	24,875	25,206
Interest cost	832	2,992
Transfers-in and (-out), net	(169,942)	(40,147)
Actuarial (gain)/ loss	3,561	6,765
Currency conversion adjustments	28,285	5,800
Projected benefit obligation, end of period	$273,675	$386,064

Plan assets, beginning of period	$205,816	$226,428
Actual return on plan assets	(620)	1,739
Employer contributions	15,207	16,867
Participant contributions	6,954	9,608
Transfers-in and (-out), net	(142,931)	(49,755)
Administration expenses	(1,185)	(1,946)
Currency conversion adjustments	12,165	2,875
Plan assets, end of period	$95,406	$205,816

Accrued pension liability	$178,269	$180,248

As of December 31, 2020 and 2019, the Company recorded an accrued pension liability of $178,269 and $180,248, respectively, as non-current liabilities.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, and real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the statement of operations over the future service period of the plan participants. For the years ended December 31, 2020 and 2019, the amortization was $0. As of December 31, 2020 and 2019, the accumulated other comprehensive loss includes unrecognized pension costs of $19,381 and $18,698, respectively, consisting of net losses.

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2020	2019
Net loss, beginning of period	$18,698	$11,254
Other gain/loss during the period	5,895	1,634
Effect of settlement	(5,212)	5,810
Amortization of pension related net loss	-	-
Net loss, end of period	19,381	18,698

Prior service cost, beginning of period	-	-
Amortization of prior service cost	-	-
Prior service cost end of period	-	-

Total unrecognized pension cost, end of period	$19,381	$18,698

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2020	2019
Discount rate	0.15%	0.35%
Rate of increase in compensation level	0.00%	0.00%
Interest credit rate on savings accounts	1.00%	1.00%
Expected long-term rate of return on plan assets	2.00%	2.00%
Inflation rate	0.60%	0.60%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments.

The accumulated benefit obligation as of December 31, 2020 and 2019 amounted to $273,675 and $386,064, respectively.

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

Note 12

Deferred Revenues:

In February 2019, the Company entered into the EF License Agreement, to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma, a Brazilian pharmaceutical company. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believes its participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment, of $2,500,000 and is further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company is also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believes that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses does not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

The Company is obligated under the EF License Agreement to advance its development activities in the United States and those activities precede Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intends to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities are specific to the Company and the Company believes they are not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma are not transferable and without the right to sublicense therefore Eurofarma is not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries has yet to be completed and Eurofarma has yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represent rights to use the Company’s intellectual property with respect to Nolazol for which revenue is recognized at a point in time which is when Eurofarma is able to use and benefit from the licenses. The licenses are considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses are not capable of being distinct until after successful clinical development and regulatory approval and alone do not have standalone functionality to Eurofarma. Management has determined that the licenses, while capable of being distinct, are not distinct as they do not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement will enable Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believes the licenses bundled together with the Company’s development activities in the United States constitute a single distinct performance obligation under the EF License Agreement for accounting purposes (the “License Performance Obligation”).

The Company has initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of December 31, 2020 and 2019, variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company has allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

Amounts expected to be recognized as revenues within the 12 months following the balance sheet date are classified as a current portion of deferred revenues in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenues within the 12 months following the balance sheet date are classified as deferred revenues, net of current portion. As of December 31, 2020 and 2019, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Note 13

Commitments and Contingencies:

Commitments

In December 2019, the Company entered into a feasibility development agreement (the “Development Agreement”) with Adare Pharmaceuticals, Inc. (“Adare”), pursuant to which the Company intends to utilize Adare’s proprietary modified release technologies in the development of mazindol for use in the Company’s product candidates used for the treatment of narcolepsy and ADHD. The formulation to be developed by Adare under this Development Agreement is intended to be owned solely by the Company. Upon completion of certain milestones, as defined in the Development Agreement, the Company is obligated to pay Adare up to $840,000. In January 2021, the Company and Adare agreed to terminate the Development Agreement, effective as of December 19, 2020. The project was never started and the Company has no liability to Adare.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations. The Company is not currently involved in any such matters.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in the United States, Canada and internationally, including in Switzerland, have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 in the United States, Canada and globally, including in Switzerland, could have an adverse impact on our business, operations and financial results, including through disruptions in our cultivation and processing activities, supply chains, as well as a deterioration of general economic conditions including a possible national or global recession. Shelter-in-place orders and social distancing practices designed to limit the spread of COVID-19 may affect our ability to conduct clinical studies.

The Company has not been adversely affected from the effects of the COVID-19 outbreak, neither from any delay in its clinical development activities nor by its ability to source necessary financing to fund its operations. In view of the continuing uncertainty about the further development of COVID-19, an adverse development can be expected in 2021, but its financial impact on the Company cannot yet to be adequately and conclusively assessed.

Note 14

Shareholders’ Deficit:

As of December 31, 2020, the Company had 6,960,000 registered and issued common shares.

In March 2019, the Company issued a total of 580,000 of its common shares to creditors in exchange for payment of $5,131,481 of the credit facilities, $2,000,000 of the interest-free $2 million bridge loan and $529,769 of convertible promissory notes.

In July 2018, the Company issued 260,000 of its common shares to the creditors in exchange for payment of $3,418,519 due under the $7.1 million credit facility.

Note 15

Income Taxes:

The Company has Swiss tax loss carryforwards of $15.5 million as of December 31, 2020 (December 31, 2019: $11.5 million) of which $9.7 million will expire within the next five years, and $5.8 million will expire between 2025 - 2026.

The significant components of net deferred taxes as of December 31, 2020 and 2019 are shown in the following table:

	2020	2019
Deferred tax assets:
Net benefit from tax loss carryforwards	$1,393,809	$1,031,524
Deferred revenues	224,997	224,997
Other, net	6,951	(15,065)
Valuation allowance	(1,625,757)	(1,241,456)

Net deferred taxes	$-	$-

The Company recorded a valuation allowance in 2020 and 2019 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2020, 2019 and 2018. The following table shows the income taxes in 2020, 2019 and 2018:

	2020	2019	2018

Current tax	$-	$-	$-
Deferred income tax (benefit)	(384,301)	(325,572)	(289,462)
	(384,301)	(325,572)	(289,462)
Change in valuation allowance	384,301	325,572	289,462
Total income tax expense	$-	$-	$-

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2018, so the years ended December 31, 2019 and 2020 are open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2020	2019	2018

Statutory tax rate	9.0%	9.0%	9.0%
Effect of permanent differences	3.9%	(2.3)%	(3.7)%
Change in valuation allowance on deferred tax assets	(12.9)%	(6.7)%	(5.3)%

Effective tax rate	0.0%	0.0%	0.0%

The Company had generated approximately $9,700,000 of net operating losses (“NOLs”) prior to the Merger, in which the Company’s preliminary analysis indicates that such NOLs would not be subject to significant limitations pursuant to applicable income tax regulations. The permanent differences relate to the conversion to U.S. GAAP from Swiss accounting, mainly in the areas of debt, intangible amortization and deferring financing costs

As of December 31, 2020 and 2019, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2020 and 2019.

Note 16

Related party consulting agreements:

The Company entered into consulting agreements with several of its senior management.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the year ended December 31, 2020, 2019 and 2018, the Company recorded fees to CHG BioVenture SA of $285,859, $285,538 and $286,206, respectively, included in general and administrative expenses on the statement of operations and comprehensive loss.

The Company provided BioVenture SA and Mr. Girsault notice of the Company’s termination of the consulting agreement with CHG BioVenture SA, pursuant to which Mr. Girsault provides his services to the Company, which will take effect on June 30, 2021. The Company is actively in discussions with Mr. Girsault on continuing his engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s current Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Interim Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s current Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses.

Note 17

Subsequent Events:

In January 2021, the loans listed below were further amended such that the maturity date of each instrument were scheduled to be March 31, 2021:

●	$85,737 under an old expired credit facility;

●	$150,000 under the Second Credit Facility;

●	CHF 500,000 (approximately $565,650) under the four convertible promissory notes from January 2019, each of which carried an interest rate of 10% per year;

●	CHF 23,020 (approximately $26,043) under the Convertible Note with MRI, which carried an interest rate of 10% per year;

●	CHF 100,000 (approximately $113,130) under the Convertible loan with a related party, which carried an interest rate of 10% per year, and

●	CHF 600,000 (approximately $678,780) under the Bridge Loan, which carried an interest rate of 10% per year.

On February 2, 2021, the Company completed the closing of its Initial Public Offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares, of which the underwriters exercised the option to purchase warrants to purchase up to 722,891 shares of common shares. These Warrants were issued in the Company’s Initial Public Offering and therefore have the same exercise price of $4.15 per share.

In February 2021, the Company repaid all of its various loans and notes, including accrued interest, in full.

In addition, on March 10, 2021, the Company entered into a License Agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company agreed to pay Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

