Form 20-F
period 2021-12-31
NLS Pharmaceutics Ltd.
filed 2022-03-24
CIK 1783036

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

The Circle 6

8058 Zurich

Switzerland

(Address of principal executive offices)

Alexander Zwyer
Chief Executive Officer

Tel: +41 44 512 21 50

contact@nls-pharma.com

The Circle 6, Postfach

8058 Zurich

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 16,223,389 Common Shares, nominal value CHF 0.02 per share, as of December 31, 2021.

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

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars,” “USD” or “$” mean U.S. dollars, and references to “CHF” are to the Swiss Franc. U.S. dollar translations of CHF amounts presented in this annual report were done on different dates in accordance with the date as of such entry in the Company’s books and are derived from our audited financial statements included elsewhere in this annual report. U.S. dollar translations of CHF amounts presented in this annual report that are not derived from our audited financial statements included elsewhere in this annual report are translated using the rate of CHF 1.00 to $1.0976, based on the exchange rate provided by the Swiss Federal Tax Administration on December 31, 2021.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements,” including some of the statements made under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” “Business” and elsewhere in this annual report constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our product candidates, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

Forward-looking statements include, but are not limited to, statements about:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA and other regulatory approvals;

●	the use of Quilience (mazindol ER) in a compassionate use program, or CUP, and the results thereof;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol NLS-4 or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience, Nolazol, NLS-4 or any other future product candidates;

●	the dosage of Quilience, Nolazol and NLS-4;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience, Nolazol and NLS-4;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience, Nolazol and NLS-4;

●	Submission of a Marketing Authorisation Application, or MAA and New Drug Application, or NDA, with the EMA and FDA for Quilience, Nolazol and NLS-4, respectively;

●	completion and receiving favorable results of clinical trials for Quilience, Nolazol and NLS-4;

●	issuance of patents to us by the U.S. Patent and Trademark Office, or PTO, and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol controlled release, or CR, for treatment of additional indications other than narcolepsy, idiopathic hypersomnia and ADHD;

●	the ability of our management team to lead the development of our product candidates;

●	our expectations regarding licensing, acquisitions and strategic operations; and

●	our expectations regarding the impact of the COVID-19 pandemic, including on our planned clinical trials, operations and financial position.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this in greater detail under Item 3.D. “Risk Factors” and elsewhere in this annual report. You should not rely upon forward-looking statements as predictions of future events. Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have cited but not independently verified.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

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

Risks Related to Our Business

Investing in our common shares and Warrants involves substantial risks. Our ability to execute our strategy is also subject to certain risks. The risks described below may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. In particular, our risks include, but are not limited to, the following summary of such risk factors:

●	the ongoing COVID-19 pandemic may adversely affect our planned clinical trials, operations and financial condition;

●	we may be unable to successfully use mazindol, on which we depend substantially, as the drug substance for each of our current clinical mid-stage product candidates, Quilience, for the treatment of narcolepsy, and Nolazol, for the treatment of ADHD, and which outcome could prove costly to our business and could prevent us from obtaining regulatory or marketing approval;

●	we may not be able to immediately initiate our 3 clinical trials in Quilience without additional pre-clinical studies, chemistry, manufacturing, and controls, or CMC, work or early-stage clinical trials;

●	prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD; and

●	if, and when, we seek to commercialize Quilience, Nolazol and NLS-4, we may be partially dependent upon prescriptions from physicians for the sale of both such product candidates, and therefore, the loss of a significant number of patient referrals by physicians prescribing Quilience, Nolazol or NLS-4 may have an adverse effect on our future revenues, if any, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationships with Third Parties

●	we are dependent on a sole manufacturer for mazindol drug substance as well as the drug product. Any delay, price increase or unavailability of mazindol could materially adversely affect our ability to conduct clinical trials and, if this were to occur after we obtained commercialization and marketing approval, could cause us to cease operations.

●	we may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Risks Related to Our Intellectual Property

●	if we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	if we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets; and

●	we may in the future be subject to future claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to Our Financial Condition and Capital Requirements

●	to date, we have not generated any revenue, and we do not expect to generate any significant revenue unless and until we obtain marketing approval to commercialize Quilience, Nolazol or NLS-4. We are unable to predict the extent of future losses or when we will become profitable based on the sale of any product, if at all. Even if we succeed in developing and commercializing our product candidates, we may never generate sufficient revenue to sustain profitability. As of December 31, 2021, we had an accumulated deficit of approximately $41.7 million;

●	to date, we have not generated any revenues, have a history of losses and expect to incur losses in the foreseeable future and will need to raise substantial additional capital to successfully complete development and seek to commercialize Quilience, Nolazol, NLS-4 or other product candidates that we may seek to develop in the future, and such capital may not be available to us or available to us only on unfavorable terms; and

●	as a public company, we will need to comply with extensive securities rules and regulations and Swiss governmental and Nasdaq regulations, which will be expensive and which will require significant management attention.

Risks Related to the Regulatory Environment

●	We require regulatory approvals prior to any attempt to commercialize our product candidates from the FDA and the EMA.; and

●	Our data from clinical trials may not satisfy the FDA or other comparable regulatory agencies, or the FDA or other regulatory agencies may require additional time or studies to assess the safety and efficacy of Quilience, Nolazol, NLS-4 or other product candidates that we may seek to develop in the future.

Risks Related to Our Common Shares

●	The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with SEC which could undermine investor confidence in our Company and adversely affect the market price of our common shares and Warrants;

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	Our Chief Executive Officer, Chief Scientific Officer, directors and shareholders who own more than 5% of our outstanding common shares own approximately 42% of our common shares and will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	For as long as we remain an EGC, we will be exempt from certain securities laws requirements, including the fact that our auditors are not required to conduct an audit of our internal control over financial reporting; however, once we cease to qualify as an EGC, we will no longer be permitted to rely on such exemptions and as a result we will incur additional legal, accounting and other expenses; and

●	We have identified, in prior years, material weaknesses in our internal control over financial reporting and instituted ongoing remediation efforts. If our ongoing remediation efforts are not effective, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our common shares and Warrants may be adversely affected

Risks Related to Our Business

We depend substantially on the success of our two product candidates, Quilience and Nolazol. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We have invested almost all of our efforts and financial resources in research and development and general and administrative costs of our two product candidates, Quilience for the treatment of EDS and cataplexy associated with narcolepsy and Nolazol, for the treatment of ADHD. The process to develop, obtain regulatory approval for and commercialize pharmaceutical product candidates is long, complex, costly and inherently uncertain of outcome. We are not permitted to market any of our product candidates in the United States, European Union, or the EU, or any other jurisdiction until we receive the requisite regulatory approvals. We may be able to generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world. However, we cannot give any assurance that our current clinical development plan will proceed as planned, or that our product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows us to effectively compete with our competitors, or be successfully marketed and commercialized.

Our initiation of clinical trials for Quilience is dependent upon the review and approval of the relevant regulatory agencies and authorities and if we are required to conduct pre-clinical trials, approval of an NDA or MAA, if any, for Quilience would be delayed and we may require additional capital as a result thereof.

Based in part on the prior use and FDA approval of mazindol to manage exogenous obesity, we have been able to commence our Phase 2 clinical trials for Quilience without having to do prior pre-clinical and/or early-stage clinical trials, such as Phase 1 trials. No assurance can be given that the EMA or FDA will agree to allow us to initiate Phase 3 clinical trials for Quilience without conducting such pre-clinical clinical trials. If the FDA or EMA, or any other applicable regulatory agency, were to require us to conduct additional pre-clinical trials, our planned development strategy for Quilience would be materially impacted and approval of an NDA or MAA, if any, for Quilience would be delayed and we may require additional capital as a result thereof.

In addition, we plan to request a Paediatric Investigation Plan (“PIP”) deferral in order to delay conducting clinical trials for Quilience in children until after we receive an MAA from the EMA for the use of Quilience in adults. A PIP deferral, as can be agreed upon by the EMA, allows an applicant to delay studies in children until after there is sufficient data on use in adults; we anticipate that we will be able to receive a PIP deferral from the EMA for Quilience; however, there is no guarantee that this deferral will be granted, which could impact our planned development process and would make the product candidate approval process more costly.

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

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. The evolving COVID-19 pandemic has impacted directly or indirectly the pace of enrollment in our clinical trials as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency and clinical trial staff can no longer get to the clinic. Additionally, such facilities and offices have been and may continue to be required to focus limited resources on nonclinical trial matters, including treatment of COVID-19 patients, thereby decreasing availability, in whole or in part, for clinical trial services. See “Risks Related to Our Business Operations – We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of operations” for additional information.

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

Other than our headquarters and other operations which are located in Switzerland and our wholly owned U.S. subsidiary, NLS Pharmaceutics Inc., a Delaware corporation (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience, Nolazol or NLS-4 are approved for commercialization outside the United States, Switzerland, or the EU, we will likely enter into agreements with third parties to market the drugs in these additional global territories. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

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

The commercial success of Quilience, Nolazol and NLS-4 will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

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

If Quilience, Nolazol or NLS-4 is approved but does not achieve an adequate level of acceptance by physicians, third party payors and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

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

Our product candidates Quilience and Nolazol contain the active ingredient mazindol, which is a Schedule IV controlled substance under the Controlled Substances Act of 1970, or CSA. Failure to maintain compliance with applicable requirements under the CSA or a change in the DEA scheduling (e.g. from IV to III) or other applicable federal or state regulations could have an adverse effect on our operations and business.

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

Our market is subject to intense competition, which may result in others commercializing products before or more successfully than us. If we are unable to compete effectively, Quilience, Nolazol and NLS-4 may be rendered non-competitive or obsolete, which may adversely affect our operating results.

The development and commercialization of new products is highly competitive. Our potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Quilience, Nolazol, NLS-4 or any future product candidate that we may seek to develop or commercialize. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than Quilience, Nolazol, NLS-4 or any future product candidate we may develop, which could render any product candidates obsolete and non-competitive. Our competitors also may obtain FDA or other marketing approvals for their products before we are able to obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the applicable market.

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

We are developing certain product candidates to treat rare CNS disorders with high unmet medical needs, a space where medications are usually sold at high prices compared with other medications. Accordingly, even if regulatory authorities approve our product candidates, the market may not be receptive to, and it may be difficult for us to achieve, a per-patient per-year price high enough to allow us to realize a return on our investment.

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

Risks Related to the Regulatory Environment

Obtaining approval of an NDA or a MAA even after clinical trials that are believed to be successful is an uncertain process.

We are not permitted to market Quilience, Nolazol or NLS-4 in the United States or the EU until we receive regulatory approval of an NDA from the FDA or MAA from the EMA, or in any foreign countries until we receive the requisite approval from regulatory authorities in such countries. We have not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Similarly, we have not received regulatory clearance in the EU to conduct clinical trials that are necessary to receive approval of a MAA for Quilience in Europe. As such, we have not submitted an MAA for any of our product candidates.

We may be able make our products available on a named patient basis and generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of Quilience, Nolazol or NLS-4 for many reasons, including, but not limited to:

●	we may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

●	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

●	disagreements regarding the number, design, size, conduct or implementation of our clinical trials, or with our interpretation of data from pre-clinical studies or clinical trials;

●	a lack of acceptance of the accuracy or sufficiency of the data generated at our clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of an NDA or MAA;

●	difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of our application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

●	the requirement that we develop a Risk Evaluation and Mitigation Strategy (REMS), as a condition of approval, which may or may not be feasible for us;

●	the identification of deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

●	changes in approval policies or the adoption of new regulations by such regulators; and

●	we may be unable to be granted a PIP deferral which we intend to request from the EMA for delayed clinical trials and subsequent approval in children; this may delay our clinical trial program or approvals for adults, or we may have successful clinical trial results for adults but not children (if we were required to conduct pediatric studies prior to the receipt of an NDA or MAA for use of our product candidates in adults), or vice versa.

Before we can submit an NDA to the FDA, we must conduct pivotal trials, in addition to human pharmacokinetic and bioavailability studies, that will be substantially broader than our Phase 2 trial for Nolazol and or Quilience. An NDA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, we will also need to agree on a protocol with the FDA for the pivotal trials before commencing those trials. Pivotal trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for Quilience or Nolazol at such time, if any, when we seek FDA approval. We may face similar risks with respect to obtaining regulatory approval from the EMA for Quilience, and for Nolazol, at such time, if any, when we seek EMA approval. The risks that we face in obtaining applicable approvals from the FDA and EMA for Quilience, Nolazol, NLS-4 or any other product candidate that we may seek to develop, may also exist with other regulatory authorities, such as those in Latin America.

Even if we obtain FDA, EMA or other regulatory approval for Quilience, Nolazol or NLS-4, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. In addition, even if we obtain a MAA from the EMA for the use of Quilience in adults, there can be no guarantee that we will receive an MAA for Quilience for the use in children. If we are unable to successfully commercialize Quilience, Nolazol or NLS-4, we may be forced to cease operations.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

We are conducting our Phase 2 clinical trials in the United States. In future, we are planning to conduct Phase 2b and or Phase 3 clinical trials in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA or international regulatory authorities do not accept the data from sites in our globally conducted clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we develop Quilience and Nolazol, NLS-4 or other product candidates that we may seek to develop, in larger, longer and more extensive clinical trials as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2b/Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that Quilience, Nolazol, NLS-4 or other product candidates that we may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of our product candidates receives marketing approval, the FDA or EMA could require us to adopt a Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Quilience, Nolazol or NLS-4, several potentially significant negative consequences could result, including:

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

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional pre-clinical and or clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. We may need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive product candidates reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

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

The FDA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that we will successfully obtain such designation for Quilience, Nolazol or NLS-4. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

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

We may also seek Fast Track designation from the FDA for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast-Track designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may also seek PRIME (priority medicines scheme) designation for some of our product candidates. PRIME was launched by the European Medicines Agency (EMA) in 2016 to facilitate the development of medicines that target an unmet medical need. Through PRIME, the Agency offers early and proactive support to medicine developers with the aim of optimizing the generation of robust data on a medicine’s benefits and risks and enabling accelerated assessment of medicines applications. The overall goal is to ensure patients benefit as early as possible from therapies that may significantly improve their quality of life. PRIME focuses on improving the design of clinical trials in order to ensure the efficient generation of the necessary clinical data for inclusion in a Marketing Authorization Application (MAA).

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

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional pre-clinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expenses for conducting complex clinical trials.

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

Additionally, on January 31, 2020, the United Kingdom withdrew from the EU. Since a significant proportion of the regulatory framework in the United Kingdom is derived from EU directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the EU. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the EU and restrict our ability to generate revenues and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or EU for our product candidates, which could significantly and materially harm our business.

We may be unable to obtain or maintain orphan drug designation for our product candidates and, even if we obtain such designation, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

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

Risks Related to Our Financial Condition and Capital Requirements

We believe our current cash in hand will fund our projected operating requirements into the second quarter of 2022. The Company has put in place multiple options to raise the funds necessary to support its operations, However, there can be no assurance that these funds will be available, or if they are available, their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities or sustain operations.

We believe that our current cash in hand will fund our projected operating requirements into the second quarter of 2022. We expect that we will be required to obtain additional liquidity in order to fund our operations into the first quarter of 2023. We have put in place multiple options to raise the funds necessary to support our operations, including access to $18.5 million of funding through a Standby Equity Distribution Agreement or SEDA, or SEDA, executed with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA, $3.9 million of potential funding via an ATM Sales Agreement, or the Sales Agreement, with Virtu. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are an emerging biopharmaceutical company with a limited operating history. To date, we have focused almost exclusively on developing product candidates using the active ingredient mazindol in proprietary formulations. We have funded our operations to date primarily through proceeds from the private placement of common shares, convertible instruments, related party credit facilities, shareholder loans, an initial public offering of shares and warrants, and drawdowns from a SEDA. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, although we received an upfront payment of approximately $2.5 million pursuant to the EF License Agreement in 2019, we have not generated revenue from the sale of our product candidates (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information). We have incurred losses in each year since our inception. Our net loss attributable to holders of our common shares for the year ended December 31, 2021 was approximately $11.9 million and for the year ended December 31, 2020 was approximately $2.9 million. As of December 31, 2021, we had an accumulated deficit of approximately $41.7 million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded clinical trials. In addition, if we obtain marketing approval for Quilience, Nolazol, NLS-4 or any other current or future product candidate, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company, which we estimate will be at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

Our ability to become profitable depends upon our ability to generate revenues. To date, we have not generated any revenue from our pre-clinical and clinical development stage product candidates, Quilience, Nolazol and NLS-4, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenues unless or until we obtain marketing approval of, and commercialize, Quilience, Nolazol and/or NLS-4. Our ability to generate future revenues from product candidate sales depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progress the pre-clinical and clinical development of our product candidates, namely Quilience, Nolazol and NLS-4;

●	developing and obtaining regulatory approval for registration studies protocols for our product candidates, namely Quilience, Nolazol and NLS-4;

●	subject to successful completion of registration and clinical trials of Quilience, Nolazol and NLS-4, applying for and obtaining marketing approval;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for our product candidates, if marketing approval is received;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of narcolepsy, idiopathic hypersomnia, ADHD and Long-COVID;

●	obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	obtaining and maintaining CIV labeling (no FDA imposed boxed warning, commonly referred to as a “Black Box” warning) of our lead product candidate Quilience and follow-on product candidates, Nolazol and NLS-4;

●	establishing and nurturing relationships with the leading prescribers of narcolepsy, ADHD and Long- COVID prescriptions in the United States; and

●	attracting, hiring and retaining qualified personnel.

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

As of December 31, 2021, our cash and cash equivalents were approximately $5.4 million, and we had a working capital surplus of $3.3 million and an accumulated deficit of $41.7 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations into the second quarter of 2022. We expect that we will require substantial additional capital to commercialize our product candidates and put in place multiple options to raise the funds necessary to support our operations. However, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	our clinical trial results and the costs for conducting pivotal trials;

●	the cost, timing and outcomes of seeking marketing approval of Quilience, Nolazol and NLS-4;

●	the cost of filing and prosecuting patent applications and the cost of defending our patents;

●	the cost of prosecuting patent infringement actions against third parties;

●	development of other early-stage development product candidates;

●	the costs associated with commercializing Quilience, Nolazol and NLS-4 if we receive marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell Quilience, Nolazol and NLS-4;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	any product liability or other lawsuits related to our products;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

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

Currently we rely on a single manufacturer for mazindol for our clinical trials conducted to date pursuant to purchase orders and do not have any existing contract with such manufacturer for future supplies. The FDA requires identification of raw material suppliers in applications for approval of drug products. If mazindol were to be unavailable from the specified manufacturer, FDA approval of a new manufacturer, assuming one is found, could delay the manufacture of the drug involved or delay any clinical trial we are then conducting or planning to conduct. Either such occurrence could have an adverse effect on our operations and reputation or could cause us to cease operations.

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

We do not currently operate manufacturing facilities for clinical production of Quilience, Nolazol or NLS-4. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We will rely on third-party manufacturers to produce bulk drug products required for our clinical trials and commercial sales, if any. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed process validation for the drug substance manufacturing process. Process validation involves a series of activities taking place over the lifecycle of the product and process. If our contract manufacturers are not approved by the FDA, or other regulatory bodies, our commercial supply of drug substance will be significantly delayed and may result in significant additional costs. If the FDA does not consider the result of the process validation or required testing to be satisfactory, regulatory approval and/or commercial supply after launch may be delayed. The FDA and similar foreign regulatory bodies may also implement new requirements, or change their interpretation and enforcement of existing requirements, for manufacturers, packaging or testing of products at any time. If we, or our contract manufacturers are unable to comply with such process validation or other requirements, we may be subject to regulatory, civil actions or penalties which could harm our business.

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

Risks Related to Our Intellectual Property

We have been granted several issued patents and filed multiple patent applications. There can be no assurance that any of our patent applications will result in issued patents. As a result, our ability to protect our proprietary technology in the marketplace may be limited.

We have been granted issued patents in countries worldwide. These issued patents cover a range of areas including: the therapeutic use of mazindol for the treatment of ADHD and combination therapies containing mazindol (add-ons with iron or stimulants) in sleep disorders such as narcolepsy or IH. We have also filed patent applications in many countries worldwide. Unless and until our pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of our patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what we currently seek.

Our proprietary position for our product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for our product candidates are patents granted on the method of use and formulation. We do not have patents or patent applications covering our products as a composition of matter (i.e., compound claims).

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

Because the patent positions of pharmaceutical products are complex and uncertain, we cannot predict the scope and extent of patent protection of our issued patents for our product candidates.

Our issued patents may not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other drug products including identical or similar drug products;

●	if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing, now or in the future, in the patent landscape for Quilience and Nolazol, or any other product candidates that we seek to commercialize or develop, if any, that will affect our freedom to operate;

●	if our patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe our patents;

●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

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

In addition to the protection afforded by any patents currently issued, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the pharmaceutical industry. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our product candidates or use of our product candidates do not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same license. We could be forced, including by court order, to cease commercializing the products subject to the infringing intellectual property rights. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

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

As of the date of this annual report, our key employees and consultants include our Chief Executive Officer, Mr. Alexander Zwyer, who co-founded us in 2015, as well as our Chief Operating Officer, Silvia Panigone, our Interim Chief Financial Officer, Subhasis Roy, our Chief Scientific Officer, Eric Konofal, our Head of Business Development, Hervé Girsault and our Interim Medical Director, Carlos Camozzi. With the exception of our Chief Executive Officer and Chief Operating Officer, our senior management are not engaged as full-time employees. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we expect to enter into employment agreements with senior management, these agreements will likely be terminable at will with minimal notice.

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

Our business is currently adversely affected and could be materially and adversely affected in the future by the evolving effects of the COVID-19 pandemic and related global economic slowdown, including with respect to our clinical trial activity, research and development activities, supply chain and corporate development activities and other business operations.

The COVID-19 pandemic continues to have a significant impact on the global healthcare delivery system. Many healthcare systems have had to restructure operations to prioritize caring for COVID-19 patients and limit or cease other activities. The severe burden on healthcare systems caused by this pandemic has impaired the ability to diagnose and treat patients with non-COVID-19 related conditions and impaired the ability of many clinical research sites to start new studies, enroll new patients and monitor patients in clinical trials. Health care provider offices and institutions have experienced workforce disruption, including the inability to hire staff and challenges maintaining appropriate staffing. The lack of access to health care providers has caused, and may continue to cause, delays in appropriate diagnosis, treatment and ongoing care for some patients, which could subsequently impact prescribing and use of our products. The evolving effects of the COVID-19 pandemic and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as significant reductions in business related activities have occurred, supply chains have been disrupted, and manufacturing and clinical development activities have been curtailed or suspended.

Continued remote work policies, quarantines, shelter-in-place and similar government orders, shutdowns or other restrictions on the conduct of business operations related to the effects of the COVID-19 pandemic may materially and adversely affect our business, our supply chain, regulatory, clinical development and corporate development activities.

In addition, the COVID-19 pandemic continues to rapidly evolve and has resulted in significant volatility in the global financial markets. If this volatility persists and deepens, we could experience an inability to access additional capital or our liquidity could otherwise be impacted, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. In addition, the additional market corrections resulting from the impact of the evolving effects of the COVID-19 pandemic could materially affect our business and the value of our ordinary shares. While we expect these effects to adversely affect our business operations and financial results, the extent of the impact on our clinical development and regulatory efforts, our corporate development objectives and the value of and market for our ordinary shares, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Such developments include continued spread of the Delta and Omicron variants in the U.S. and other countries and the potential emergence of other SARS-CoV-2 variants that may prove especially contagious or virulent, the ultimate duration and severity of the pandemic, governmental “stay-at-home” orders and travel restrictions, quarantines, social distancing and business closure requirements in the U.S., Switzerland and other countries, and the effectiveness of vaccination programs and other actions taken globally to contain and treat the disease. These effects could materially and adversely affect our business, financial condition, results of operations and growth prospects.

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

As a public company, we are required to maintain internal control over financial reporting and will be required to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. If we fail to remediate the material weaknesses, or are otherwise unable to maintain effective internal control over financial reporting, management could be required to expend significant resources and we could fail to meet our public reporting requirements on a timely basis, and be subject to fines, penalties, investigations or judgements, all of which could negatively affect investor confidence and adversely impact our stock price.

As of December 31, 2021, we have material weaknesses in our internal control over financial reporting, relating to a lack of sufficient number of trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

During the year ended December 31, 2021, we have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting, including hiring of additional accounting consultants, including an interim CFO with U.S. GAAP knowledge and experience to review the accounting work done by third-party resources and initiating preparation of quarterly financial statements internally to identify and evaluate accounting treatment of any new activity and publish our half-yearly and yearly financial.

While we believe that these efforts will improve our internal control over financial reporting in accordance with U.S. GAAP and SEC reporting requirements, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

Our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding common shares currently own approximately 42% of our common shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our Chief Executive Officer and directors, and shareholders who own more than 5% of our outstanding common shares beneficially own approximately 42% of our common shares. This significant concentration of share ownership may adversely affect the trading price for our common shares and Warrants because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets reof each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2021. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the common shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated rateably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that we are a PFIC. See Item 10.E. “Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Companies” for additional information.

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

We are subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses, particularly after we are no longer an EGC as defined in the JOBS Act. We estimate that these expenses will be at least several hundred thousand dollars annually. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

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

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. However, if a board resolution has been invalidly formed, anyone, including the shareholders, may claim that such an invalid resolution shall be declared null and void. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent court at the legal seat of the Company, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought to the competent court at the legal seat of the Company.

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

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. As of December 31, 2021, we had CHF 28,898,067 (approximately $30,677,298) of qualifying capital contributions and CHF 324,467.78 (approximately $344,445) of registered share capital (consisting of 16,223,389 common shares each with a nominal value of CHF 0.02 and no preferred shares)) on our audited statutory balance sheet (which audit was performed by our independent registered public accounting firm), as required pursuant to Swiss law. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless we increase our share capital or our reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

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

Because our securities are listed exclusively on Nasdaq and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our securities are listed exclusively on Nasdaq, will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in certain U.S. companies or in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our senior management or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Kloten (Zurich), Switzerland. Moreover, a majority of our directors and senior management are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

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

Under our existing agreements, we make a significant number of payments in U.S. dollars, Swiss Francs and Euro. Since our reporting currency is the U.S. dollar, financial line items are converted into U.S. dollars at the applicable exchange rates. As a result, changes and fluctuations in currency exchange rates between the Swiss Franc, Euro the U.S. dollar could have a material adverse effect on our operating results.

General Risk Factors

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

In future, we may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our common shares or of securities convertible into our common shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our common shares and the Warrants.

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

Sales of a substantial number of our common shares in the public market or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common shares. In addition, shares held by our shareholders prior to our initial public offering may be available for re-sale as the lock up period set forth in certain lock-up agreements executed by certain company insiders relating to our initial public offering has expired. In addition, shares issued or issuable upon exercise of vested options and exercised Warrants as of the expiration of the lock-up period are eligible for sale. Sales of shares by these shareholders could have a material adverse effect on the trading price of our common shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

NLS was established on June 10, 2015 as a Swiss limited company. Our registered office is located at The Circle 6, Postfach, 8058 Zurich, Switzerland.

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

Our principal executive offices are located The Circle 6, Postfach, 8058 Zurich, Switzerland, our general telephone number is (+41) 44 512 21 50 and our internet address is www.nlspharma.com. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov. The information contained on our website and the SEC website or available through such websites is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the references to websites in this annual report on Form 20-F are inactive textual references only.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

In 2021, 2020 and 2019 our capital expenditures amounted to $39,560, $0, and $0, respectively. Our current capital expenditures are primarily for software and office furniture substantially all in Switzerland, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or non-existent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities, or NCE’s, from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. We believe that our streamlined clinical development approach has the potential to advance our product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, we believe, exists with respect to the development of our lead product candidate, Quilience, and follow-on product candidate, Nolazol, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating).

Our discovery platform currently focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state, and, we believe these may potentially offer new treatment options for patients, including for those patients who are refractory to currently available treatments. We recently announced pre-clinical results of NLS-4, our next-generation wake-promoting drug candidate, for the chronic fatigue syndrome (or CFS) associated with the symptoms of Long- COVID, also known as Chronic Fatigue caused by COVID -19 infection.

Our current focus is in the therapeutic areas of rare hypersomnia disorders (conditions highlighted by excessive daytime sleepiness, or EDS) and complex neurodevelopmental disorders, and includes our lead product candidate: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and our follow-on candidate Nolazol, for the treatment of ADHD. We initiated our clinical development with a Phase 2 clinical trial in the third quarter of 2021, in adult patients with narcolepsy. We published positive interim top-line results from our Phase 2 clinical trial in March 2022. As a result, we intend to apply for expedited development program(s) facilitated by the U.S. Food and Drug Administration, or the FDA, such as Breakthrough Therapy and/or Fast Track designations and by the European Medicines Agency, or EMA, such as Priority Medicine, or PRIME. We have completed a Phase 2 clinical trial evaluating the safety and efficacy of Nolazol in adults with ADHD in the U.S. Although further clinical development of Nolazol in ADHD is on hold, given the positive outcome of this trial, we may initiate Phase 3 clinical trials after we receive approval to commercialize Quilience. We also intend to seek FDA and other regulatory approval for Nolazol for use in children with ADHD, which requires additional nonclinical work, as well as staged clinical work in determining safe dosing and monitoring. In addition, following our current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, we intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional pre-clinical and clinical studies.

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary CR formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000’s, before being voluntarily withdrawn from the market for commercial reasons and is no longer available nor marketed in these regions. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug.

We believe that our lead product candidate, Quilience, offers a meaningfully differentiated product profile over current treatment options for the following reasons:

●	Mechanism of action. If approved, Quilience would be the only partial orexin 2 receptor agonist approved by the FDA, as well as the only triple monoamine reuptake inhibitor approved by the FDA for the treatment of narcolepsy. Narcolepsy is caused by a profound loss of orexin producing neurons and a partial orexin 2 receptor agonist may help to replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency and reduce disease specific symptoms. In addition, its unique dual mechanism of action as also a monoamine triple reuptake inhibitor further acts to reduce disease specific symptoms, offering patients a treatment option that may address simultaneously and in concert the two primary symptoms of narcolepsy.

●	Low potential for abuse and misuse and diversion. Mazindol is a Schedule IV controlled substance as classified by the DEA. The DEA defines Schedule IV controlled substances as those “with a low potential for abuse and a low risk of dependence”. Unlike Xyrem (sodium oxybate), the top-selling medication for narcolepsy in the United States, historically mazindol never required a REMS to manage known or potential serious risks associated with its use.

●	Quilience is expected to be administered as a monotherapy. Narcolepsy is a difficult disorder to manage and even with available approved medications, the majority of narcolepsy patients often require multiple medications to treat their symptoms. According to the current treatment guidelines (initially published in 2007) of the AASM, approved medications for narcolepsy, at best, provide only moderate improvement in narcolepsy symptoms and their respective side effects may limit their use. The AASM specifically highlights that future investigations should be directed toward development of more effective and better tolerated therapies and primary prevention. The Voice of the Patient report from the FDA’s patient-focused drug development initiative, published in 2014, concluded that, based on the overall benefit-risk assessment of currently approved medications, there is a continued need for additional effective and tolerable treatment options for patients with narcolepsy. A retrospective analysis (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6) showed that mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on the two primary symptoms of narcolepsy, EDS and cataplexy.

●	Quilience is being developed as a once-daily oral tablet administered in the morning upon wakening. Patients have identified a need for treatment options that are easier to take, dosed less frequently, do not disrupt night-time sleeping and provide full day coverage of symptoms. We believe that once-daily dosing with Quilience may address this need and may help improve patient compliance and adherence with treatment. Quilience utilizes our proprietary extended-release formulation and is being designed to optimize its pharmacokinetic and pharmacodynamic properties with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long-acting symptom control to uniquely meet the needs of patients.

Leveraging our scientific insights and direct hands-on clinical experience, we are developing compounds that we believe have innovative mechanisms of action with positive therapeutic profiles and represent a differentiated treatment option to overcome the limitations of the current therapies. For example, Quilience and Nolazol are agents that differ from available treatments in their apparent dual mechanism of action. In addition to their action as a triple monoamine reuptake inhibitor that blocks serotonin, norepinephrine, and dopamine transporters, they also target the orexin pathway as a selective (in relation to the orexin-1 receptor) partial agonist of the OX2R. This activity could provide cortical regulation of the lower brain, and thereby lead to improved attention and inhibitory control, while also improving regulation of executive function and inhibitory control which would provide both “top down” and “bottom up” regulation of the brain. Orexin neurons (located in a part of the brain known as the hypothalamus) are multi-tasking neurons that serve as key modulators to several vital functions, including sleep-wake states, attention, feeding behavior, energy homeostasis, reward systems, cognition and mood throughout the cerebral cortex, and as such, the orexin system is a central promoter of wakefulness. A drug that targets orexin could potentially increase arousal in individuals with ADHD, which could be useful in individuals who have a low level of arousal or motivation, as is not infrequently the case in individuals with ADHD. To the best of our knowledge, no currently available medication for ADHD or for the treatment of EDS and cataplexy, the two main symptoms associated with narcolepsy, has effects on the orexin system. In addition to narcolepsy and ADHD, we believe that our product compound, mazindol ER, may have therapeutic potential across a range of diverse CNS conditions such as RLS, IH, OSA, Kleine-Levin-syndrome, daytime sleepiness due to myotonic dystrophy Type 1 (DM1) and Prader Willi Syndrome, given the mechanism of action.

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

Business Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company that is patient-focused on the development of transformative therapies that address critical unmet needs in rare and complex CNS and neurodevelopmental disorders, such as narcolepsy and ADHD. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually seek out-licensing and asset sale transactions that we believe will allow us to drive greater value for our shareholders. The key elements of our business strategy are to:

●	globally develop Quilience for narcolepsy in adults (lead project);

●	pursue new indications beyond narcolepsy (e.g., Quilience in Idiopathic Hypersomnia) (follow-on projects); and

●	explore expansion of our growing product pipeline either through in-house innovation or in-licensing.

Our Portfolio and Lead/Follow-On Product Candidates

Quilience for Treatment of EDS and Cataplexy in Narcolepsy (Lead Product Candidate)

Narcolepsy is a rare chronic primary sleep disorder characterized by two main symptoms:

●	EDS: This symptom is the inability to stay awake or alert throughout the day and, in general, EDS interferes with normal activities on a daily basis, whether or not a person with narcolepsy has sufficient sleep at night. People with EDS report mental cloudiness, lack of energy and concentration, memory lapses, depressed mood, and/or extreme exhaustion.

●	Cataplexy: This symptom consists of a sudden loss of muscle tone that leads to muscle weakness and a loss of voluntary muscle control, while being fully conscious. It can cause symptoms ranging from slurred speech to total body collapse, depending on the muscles involved, and is often triggered by intense emotions such as surprise, laughter, or anger.

Nearly all patients diagnosed with narcolepsy require lifelong treatment to combat the daily and debilitating symptoms, yet, most continue to suffer because a large portion remain undiagnosed and/or because of inadequate treatments. One FDA approved medication for both EDS and cataplexy associated with narcolepsy, sodium oxybate franchise (Xyrem/Xywav), although marketed with significant limitations impeding its use, generated revenues of over $1.8 billion in 2021 according to Jazz Pharmaceuticals’ 2021 full year financial results issued on March 1, 2022. According to a September 2021 report from Dun & Bradstreet, the narcolepsy market generated $2.68 billion in 2020 and is projected to reach $6.67 billion by 2030, growing at a compound annual growth rate of 9.6% from 2020 to 2030.

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

We also anticipate developing additional mazindol based ER product(s) for broader hypersomnia indications, such as IH, where there is a critical unmet need and no currently approved treatments available, in addition to other disorders, such as neurocognitive disorders implicated by EDS.

Quilience has been granted orphan drug designation by both the FDA and European Commission for the treatment of narcolepsy, and if approved for marketing in adults, this designation is expected to provide 7 years and 10 years of market exclusivity in the United States and Europe, respectively, and with the potential for additional market exclusivity, if and when further developed and approved in pediatrics (extended for an aggregate of 7.5 years and 12 years in the United States and Europe, respectively). Additionally, we have been granted formulation patents in several countries including the U.S., Europe, Canada and South Korea for our proprietary ER formulation, which provide patent protection through 2037.

After obtaining an IND approval mid- 2021, we initiated a Phase 2 clinical trial in the third quarter of 2021 to evaluate Quilience as a once-daily monotherapy for the treatment of EDS and cataplexy, the primary symptoms of narcolepsy. This proof-of-concept, or PoC, trial is being conducted in approximately 20-25 specialized centers across the US.

As a result of the interim data results discussed more fully below, we intend to pursue an expedited development program with the FDA under the Breakthrough Therapy and Fast Track designation programs, as well as potentially a similar program, PRIME, with the EMA. Collectively, these programs are designed to expedite the development and review of drugs intended to treat serious conditions and fill an unmet medical need. We believe Quilience may qualify for these programs based on (i) positive real-world evidence, namely, previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under France’s Authorization Treatment Use program for 17 years in patients who failed to respond or could not tolerate the available approved treatments, (ii) its dual mechanism of action as a SNDRI (serotonin–norepinephrine–dopamine reuptake inhibitors) and partial OX2R agonist, which we believe are crucial in addressing the underlying symptoms of both EDS and cataplexy, providing a pharmacological profile targeting multiple CNS pathways, and (iii) the limited availability of treatments that successfully treat both cataplexy and EDS in narcolepsy.

Additionally, we are planning to leverage the demonstrated biological activity of the active molecule in Quilience to further expedite the clinical development, as well as drawing on the data from our ADHD program to support our clinical development efforts of Quilience and the FDA’s previous approval of mazindol (in its immediate release form in the pharmaceutical product “Sanorex®,” as manufactured and distributed by Novartis (through its Sandoz division) as safe in the management of exogenous obesity through the 505(b)(2) regulatory pathway. In March 2021, we entered into a license agreement with Novartis Pharma AG, whereby we obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, we have obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex® NDA with non-U.S. regulatory agencies in the licensed territories.

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

While no longer commercially available in the United States or Europe, the active molecule in Quilience, mazindol, was previously widely used off-label and for several decades for the treatment of narcolepsy. Additionally, it was prescribed under a long-term CUP administered and regulated by ANSM (“L’agence nationale de sécurité du medicament et des produits de santé”), the national agency in France responsible for overseeing the safety of medicines and health products, helping to address the unmet needs of patients who did not initially respond, later failed or were unable to tolerate the approved available treatments, such as modafinil, methylphenidate, sodium oxybate, and amphetamine-based products. This CUP ran for 17 years, ended in 2016 due to unavailability of the product, and more than 200 patients with narcolepsy who were refractory to available treatments were prescribed mazindol for the treatment of EDS and/or cataplexy.

A retrospective, multi-center, observational study of this real-world data, financed by the French Health Ministry, and conducted in part by certain members of our team and members of our Scientific Advisory Board (prior to their work with us), was performed to evaluate the effectiveness and safety of mazindol in real-world, clinical practice. A total of 94 patients with narcolepsy, and suffering from cataplexy, including adults and children, with a mean 30 months of treatment exposure were included in the analysis to evaluate the effectiveness of mazindol on improving EDS. Mazindol noticeably improved EDS (p<0.0001), as measured by the ESS. The ESS is a validated patient-reported measure of the patients’ recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in other narcolepsy-related Phase 3 clinical trials. An analysis was also performed assessing the effectiveness of mazindol in controlling cataplexy in 62 patients and demonstrated a statistically significant reduction in the frequency of cataplexy episodes (p<0.0001). The ESS score before mazindol was 18.0 ± 3.1 and decreased to 13.6 ± 5 after mazindol, for a change of -4.2 (p<0.0001). In addition, the change in weekly cataplexy rate before and after mazindol changed from 4.6 ± 3.1 (before mazindol) to 2.0 ± 2.8 after mazindol (for a change of -2.7) (p<0.0001).

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

Recently, we received a granted patent (U.S. Patent No. 11207271), from the U.S. Patent and Trademark Office which covers oral formulations containing immediate-release and sustained-release layers of mazindol and their use in the treatment of attention deficit disorders (ADD or ADHD), related deficit of alertness or decline in vigilance, or excessive daytime sleepiness (e.g., narcolepsy, idiopathic hypersomnia).

The patent has a term that expires no earlier than March 2037. Based on its current clinical development plans to obtain regulatory approval, we intend to list the patent in FDA Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book, if it receives market approval.

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

The active molecule in Quilience was also prescribed under compassionate use for the treatment of IH, providing positive real-world evidence of its benefit in improving EDS specifically in patients with IH. We plan to request orphan drug designation from both the FDA and the European Commission for the treatment of IH and, if granted and later approved for marketing, this designation is expected to provide us initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively. Additionally, the recently granted patent for a proprietary modified-release formulation, provides patent protection through 2037 in the United States.

Quilience Development Program

We initiated a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021. The primary endpoint of the study is the change from baseline in EDS, as measured by the ESS. Our key secondary endpoint is the change from baseline in the mean weekly number of cataplexy attacks in the anticipated subset of patients with cataplexy. The trial design is shown below:

The trial is being conducted in 20-25 clinics in the U.S. and is expected to enroll 60 patients with both narcolepsy Type 1 and Type 2, who will receive treatment with either a 3mg dose of Quilience (mazindol ER) once daily for 28 days, or placebo. Patients in the trial will be randomized 1:1 into each treatment arm. Patients who complete the 4-week clinical study period will have the option to enroll in an open label extension study, where each patient will be eligible to receive Quilience for an additional 6 months.

In March 2022, we announced top-line data relating to our Phase 2 clinical trial for the use of Mazindol ER in patients with narcolepsy. Of the 60 patients targeted for full enrollment in the U.S. Phase 2a trial (Study NLS-1021), 27 were randomized and completed the study for the interim analysis. The interim analysis database included 13 patients on treatment and 14 patients on placebo, with balanced mean baseline Epworth Sleepiness Scale, or ESS, scores (18.6 +/-2.81 for treatment and 18.0 +/-2.72 for placebo). All patients enrolled in the interim analysis were utilizing combination therapy before the trial's wash out period, with the majority of participants on stimulant or wake-promoting agents to treat their excessive daytime sleepiness (EDS). Approximately one-third of patients enrolled in the interim analysis were diagnosed with narcolepsy type 1 (NT1) and suffer from both EDS and cataplexy symptoms. Eligible NT1 patients must have moderate to severe disease according to the study protocol - defined as having more than 3-4 cataplexy attacks per week. Study participants on treatment are required to undergo a 1-2-week wash out period (depending on prior therapy). After the wash out period, participants are randomized to receive either once-daily treatment with Mazindol ER 2mg for week 1 and 3mg for weeks 2-4, or placebo for 4 weeks.

For EDS, the trial's primary endpoint, patients on Mazindol ER exhibited a mean decrease of 7.3 points on the ESS compared to a 3.0 point decrease for patients on placebo. Patients on Mazindol ER showed a mean 39% improvement on ESS from baseline. The placebo-adjusted reduction of 4.3 points is deemed to be clinically meaningful and is competitive compared to current narcolepsy treatments, despite the short duration and relatively small number of patients in the interim analysis. These interim results confirm the statistical power of the ongoing Phase 2a trial, which will continue as planned.

To date, Mazindol ER was generally safe and well-tolerated in the current Phase 2a trial, and the interim data are consistent with prior mazindol studies, including the Company's clinical trials evaluating treatment of attention deficit hyperactive disorder (ADHD). No patients dropped out of the study due to safety or efficacy concerns, and only one patient in the interim analysis discontinued the study for personal reasons. This compares favorably to other clinical trials for narcolepsy treatments, for which study discontinuation rates can be as high as 15% or more for efficacy and safety reasons.3 No serious adverse events were reported in the interim analysis and all reported adverse events were mild or moderate and resolved immediately with no intervention required.

In addition, patients that participate in our Phase 2 trial are also able to participate in an open label extension, or OLE study (OLE study). The OLE study enables patients completing the randomized controlled trial to access treatment with Mazindol ER without any background stimulant and/or anti-cataplexy treatment for up to 6 months. As of the data collection date for the Phase 2a interim analysis (February 25, 2022), 82% of patients who completed the randomized controlled study elected to participate in the OLE study. A majority of those patients remain in the OLE study and on treatment with Mazindol ER, including participants suffering from NT1, with one patient on single agent therapy for over 3 months.

Once the full results are available, we expect to hold an End of Phase 2 meeting with the FDA second half of 2022.

If our Phase 2 clinical trial is successful, we intend to commence a Phase 3 randomized, double-blind, placebo controlled, parallel study in adult patients with narcolepsy type 1 and type 2, subject to receiving authorization to proceed into Phase 3 development.

Additional clinical studies may be required for regulatory approval necessary to commercialize Quilience, such as clinical pharmacology studies, and, if needed, we intend to conduct these studies in parallel with our Phase 3 program, subject to agreement with the FDA and other applicable regulatory authorities. Assuming an End of Phase 2 Meeting with the FDA takes place in in second-half of 2022, subject to raising additional capital, we currently expect to commence a Phase 3 program in late 2022 or in early 2023.

If our Phase 3 study is successful, a confirmatory Phase 3 study may also be required for regulatory approval, which would then commence following completion of the first Phase 3 study. Additional preclinical studies may also be required for regulatory approval and we intend to conduct these studies in parallel with our clinical program.

We intend to submit the NDA for Quilience under Section 505(b)(2) of the FDA. This NDA pathway was created, in part, to help avoid unnecessary duplication of studies, including preclinical studies, already performed on an existing or previously approved drug. An NDA submitted pursuant to Section 505(b)(2) is one that relies, at least partially, upon data that a company does not own or have a right of reference to, including published literature. A 505(b)(2) application may also rely upon the FDA’s finding of safety and/or efficacy of a previously approved drug, and as such, we intend to rely, in part, on the FDA’s previous findings of safety of the listed drug. If successful, our preclinical and clinical programs may potentially be streamlined and/or reduced. To license the innovator data, we entered into an agreement with Novartis in March 2021 to obtain all preclinical and clinical data for studies previously conducted on mazindol by Novartis. This data may potentially provide us another avenue to streamline and/or reduce the costs of our preclinical and clinical programs. Our ability to rely on the FDA’s previous findings of safety studies published in the scientific literature, and the extent to which licensed innovator data may be utilized will depend on our ability to demonstrate a scientific bridge to Quilience. We intend to meet with the FDA, and other regulatory agencies such as the EMA, to discuss about our proposed development program and obtain further feedback and agreement on the various program elements required to support approval of Quilience.

We may apply for entrance into an expedited development program(s) facilitated by the FDA, such as Breakthrough Therapy and/or Fast Track designation. The Breakthrough Therapy designation program is designed to expedite the development and review of drugs which may demonstrate substantial improvement over available treatments, and the Fast-Track designation program is designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. We believe that Quilience has the potential to meet the requirements for one or more of these programs and, if granted, one or more of these designations, we anticipate the potential for an expedited development program to be applied in collaboration with the FDA. If we are successful in entering into an expedited development program, this may allow Quilience to reach the market and patients sooner.

Compassionate Use Objectives in CDH1 in Europe

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

We intend to conduct either or both a cohort program and a named patient program, or NPP, each of which is highlighted below in a variety of European countries. Although we have yet to determine which countries, we will initiate CUPs in first, our current plan is to target the following countries in the following priorities (priority in each wave has yet to be determined):

●	First Wave: United Kingdom, Netherlands, Belgium, France, Italy and Switzerland;

●	Second Wave: Brazil and Latin America, the Czech Republic, Denmark and Spain; and

●	Third Wave: China, Germany, Austria, Japan, Sweden and Taiwan.

[1] Central Disorders of Hypersomnolence (including but not limited to narcolepsy type 1 / type 2, idiopathic hypersomnia, etc.)

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

Given the positive outcome of our Phase 2 trial in ADHD, we may initiate Phase 3 clinical trials if we receive FDA’s green light to proceed at a later stage.

ADHD Overview and Market Opportunity

ADHD is a chronic neurodevelopmental disorder affecting children, adolescents and adults and is characterized by an ongoing pattern of inattention and/or hyperactivity-impulsivity and is associated with clinically significant impairments in executive functioning. In addition, ADHD is one of the most commonly diagnosed neurodevelopmental disorders in school-age children and it often persists into adulthood. It is characterized by symptoms of inattention and/or hyperactivity-impulsivity, and affects cognitive, academic, behavioral, emotional, and social functioning. An estimated 8.4% of children and 5% of adults in the United States have a current diagnosis of ADHD, and if left untreated can lead to poor occupational and psychosocial outcomes. In the United States, the research firm IBISWorld has reported that the ADHD market is currently worth $9.7 billion and projected to reach a market value of $14.4 billion in 2023. Furthermore, based on a report by Grand View Research, Inc., ADHD is the 12th most prevalent therapeutic indication for dispensed prescriptions and is predicted to grow at a 6.4% compounded annual growth rate until 2030. Despite their CII classification and black box warnings and safety liabilities, revenues of the market leader Vyvanse, as reported by Shire, were $2.5 billion in 2019, and revenues of the leading methylphenidate product Concerta (Johnson & Johnson) were $622 million in 2020, as reported by Johnson & Johnson. Furthermore, based on a report from LifeSci Capital, it is estimated that CNS stimulants – amphetamine and methylphenidate containing products, represent approximately 90% of all ADHD drug sales.

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

Throughout an individual’s lifetime, untreated ADHD can increase the risk of psychiatric disorders, educational and occupational failure, accidents, criminality, social disability and addictions and ADHD treatment is usually initiated with stimulants, such as amphetamine and methylphenidate-based products. While these drugs may provide a generally effective treatment option for patients, they also have serious safety concerns and are misused recreationally with both diversion and abuse being a common and significant risk. As a result, they are controlled substances and classified under the CSA as CII stimulants. Consequently, they all carry an FDA imposed Black Box warning on the drug label to call attention to these serious or life-threating risks. Further, not all individuals respond optimally to or can tolerate CII stimulants and their use is contraindicated in numerous patients, including those with tics, anxiety and other certain psychiatric disorders, cardiovascular concerns, substance use disorder, or stimulant refusal. A few non-stimulant treatment options are available; however, their efficacy is not as robust, and their tolerability profile is not necessarily improved when compared to CII stimulants. In addition, the few non-stimulant treatments available are generally considered as second-line treatments and are often used in conjunction with schedule II (CII) simulants rather than as a therapy that uses one type of treatment, commonly referred to as a monotherapy.

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

Phase 2 Pediatric Clinical Trial

A Phase 2 open-label pilot study in France was conducted in 2015 by Eric Konofal, one of our founders and Chief Scientific Officer, and others while at AP-HP. This study evaluated the efficacy, safety, and tolerability of mazindol in 24 children, aged 9 – 12 years, and diagnosed with ADHD. All enrolled patents had a low rate of response to methylphenidate, which is a first-line treatment in children with ADHD. All patients received the same fixed dose of mazindol daily for seven days, followed by a three-week drug-free safety observation period. The mean change from baseline in the parent rated and clinician rated ADHD-RS-IV total score after 7 days of treatment was -24.1, with >90% improvement in ADHD symptoms from baseline (p<0.0001), pointing to a viable long-acting treatment option, assuming it is shown to be safe, as determined by applicable regulatory agencies. Additionally, the mean change in the parent rated and clinician rated ADHD-RS-IV total score from end of treatment (Week 1) to the final observation visit (Week 4) demonstrated statistical significance (p<0.0001), indicating significant alteration in the level of symptomology of ADHD after mazindol withdrawal. The figure below summarizes the results of the primary endpoint.

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

Our first Phase 3 clinical trial may target to evaluate doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The primary endpoint being the change from baseline in the ADHD-RS-5 score, which was the primary endpoint in our Phase 2 trial. Our second Phase 3 clinical trial may target to evaluate doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

Our Research Pipeline

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

NLS-4

NLS-4 is a next-generation selective dopamine reuptake inhibitor. We believe that NLS-4 is the only wake-promoting compound without any rebound hypersomnia. This "hypnolytic effect" of NLS-4 is thought to be due to the compound's ability to prevent increased sleep need following sleep loss as supported by the recently published pre-clinical results.With the promising results from the cutting-edge preclinical fatigue study in animals, and the apparent absence of CYP450 enzyme induction, NLS-4 appears to have a superior profile compared to the widely used drug modafinil, and potentially represents an important milestone in the development of this next generation wake-promoting agent.

We recently announced final results from a preclinical study for NLS-4. The aim of the study was to examine the effectiveness of NLS-4 in comparison with modafinil. NLS-4 is designed to be a more potent next generation modafinil that does not induce the hepatic toxicity associated with long-term modafinil use. In the study's Long-COVID animal model, NLS-4 improved circadian rhythm dysregulation and CFS in subject animals. Based on the results, we believe that NLS-4 should improve recovery from CFS in humans at a dose that is four times lower than that used for modafinil.

Based on the results, we believe that NLS-4 offers promise to become a foundational treatment for the chronic fatigue associated with the symptoms of Long-COVID (also known as "Chronic Fatigue caused by COVID-19 infection"). We intend to advance the clinical development of NLS-4, as the unmet medical need for improved fatigue treatments is growing with more patients surviving infection with COVID-19 and its variants.

License Agreements

Pegasus Advanced Research SAS License Agreement

In February 2015, Pegasus Advanced Research, then named NeuroLife-Sciences SAS, or Pegasus, a company owned by certain of our founders, who are also shareholders, including Eric Konofal, Eric-Jean Desbois, Bruno Figadere and our Chief Executive Officer, Alexander Zwyer, or the Pegasus Founders, entered into a license agreement with AP-HP, or the AP-HP License Agreement, to obtain a worldwide, sub-licensable license, covering four different compounds, which included the use of mazindol for the treatment of ADHD, or the Licensed Compounds. As part of the AP-HP License Agreement, Pegasus was given an option to purchase the Licensed Compounds. In February 2016, after the AP-HP License Agreement was assigned and transferred to NLS-1, pursuant to an Assignment and Transfer Agreement, or the ATA, NLS-1 purchased the Licensed Compounds from AP-HP for an aggregate consideration of approximately 2.65 million euros, including reimbursement of certain expenses. On April 1, 2017 and September 20, 2019, the parties entered into subsequent amendments of the ATA, or the First Amendment to the ATA and the Second Amendment to the ATA, respectively. Under the Second Amendment to the ATA, NLS agreed to pay Pegasus a royalty of 1.8% of annual net sales (including sublicensee sales) realized upon the commercialization of products developed on the basis of the Licensed Compounds during the terms of their respective patents; provided, however, that under certain circumstances, the rate of the royalty payment will decrease. For instance, if a competing generic product using mazindol for the treatment of ADHD were to become available during the term of the patents covering the Licensed Compounds, there would be no royalties paid to Pegasus.

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

License Agreement with Novartis

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

France
United States
Europe

(AT, BE, BG, CH, DE, DK, ES, FI, FR, GB, GR, IS, IT, NL, PL, PT, RO, SE)

Europe (divisional)

(AT, BE, CH, DE, ES, FR, GB, IT, NL, PL, SE)
Canada
Australia
Israel
New Zealand
Morocco

			April 11, 2027 (August 22, 2028 for a U.S. patent receiving patent term adjustment of 499 days)	Method of use, composition (EP)

Lauflumide and the enantiomers thereof, method for preparing same and therapeutic uses thereof PCT/EP2012/050881		France United States Europe (BE, CH, DE, ES, FR, GB, IT, NL) Canada Israel	January 20, 2032	Method of use (United States), compound (ex-US)

Phacetoperane for the treatment of ADHD PCT/FR2012/052749	United States	France United States Europe (AT, BE, CH, DE, DK, ES, FI, FR, GB, GR, IE, IT, NL, PT, TR) Japan China Israel Canada	November 29, 2032	Method of use

A mazindol ir/sr multilayer tablet and its use for the treatment of ADHD* PCT/IB2017/000352 *includes narcolepsy and idiopathic hypersomnia	United States Europe Australia Brazil China Israel Japan New Zealand Hong Kong	United States Europe (AT, BE, CH, DE, ES, FR, GB, IE, IT, LU, MC, NL, PT, PL, SE) Canada South Korea Mexico	March 8, 2037 (July 16, 2037 for a U.S. patent receiving patent term adjustment of 130 days)	Formulation

Mazindol treatment for heroin dependence and substance use disorder PCT/IB2018/001138	United States Europe Canada Brazil China Japan South Korea Mexico		September 6, 2038 (if granted)	Method of use

Use of iron for treating attention deficit hyperactivity disorder in children PCT/FR2004/001351		United States Europe (CH, DE, ES, FR, GB, IT, SE) Canada	June 1, 2024 (December 8, 2029 for a U.S. patent receiving patent term adjustment of 2016 days)	Method of use

Oxafuramine, (1R)-N-ethyl-1-[(2R)-oxolan-2-yl]-2-phenylethanamine, hydrochloride and derivatives thereof for treating neurodegenerative diseases with Lewy Body Disease and/or Alzheimer’s Disease

EP 21305945.4

	Europe	Not Applicable		Compound for use

Melafenoxate, 2-(1-adamantylamino)ethyl 2-(4-chlorophenoxy)acetate and derivatives thereof for treating circadian rhythm sleep disorders with or without neurodegenerative diseases EP 21305942.1	Europe	Not Applicable		Compound for use

Benedin, Piperidine, 2-benzhydryl-3-hydroxy-N-methyl-, hydrochloride and derivatives thereof for treating neurological diseases associated with sleep disorders, Central Disorders of Hypersomnolence preferably Kleine-Levin Syndrome

EP 21305946.2

	Europe	Not Applicable		Compound for use

Lauflumide and derivatives thereof for treating chronic fatigue syndrome and myalgic encephalomyelitis/chronic fatigue syndrome (ME/CFS) EP 21305944.7	Europe	Not Applicable		Compound for use

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

Narcolepsy

We face competition from established pharmaceutical and biotechnology companies that currently market products for the treatment of symptoms in narcolepsy. There is no cure and many patients report that their medicines do not improve their complete range of symptoms. For the treatment of both EDS and cataplexy, we believe that currently our only competitor is Jazz Pharmaceuticals (sodium oxybate franchise). Although only indicated for EDS, our competitors also include Novartis (Ritalin), Teva (Modafinil/Armodafinil (Provigil/Nuvigil), Jazz Pharmaceuticals (Xyrem, Xywav and Sunosi), and Harmony Biosciences (Wakix) as well as amphetamines, such as Adderall and Dexedrine. Other development stage compounds currently under development include FT-218 (Avadel), TAK-925 and TAK-994 (Takeda), AXS-12 (Axsome) and early-stage OX2R agonist (Orexia).

The below table highlights the limitations of certain drug products approved for use in the United States by the FDA for treatment of EDS or cataplexy.

Product	Cataplexy Approval	Risk of Abuse Diversion	Limitations
Amphetamines (Adderall, Dexedrine)	No	High: CII	● “Grandfathered” approval only (pre-1938 indication) for Immediate Release (IR)	● Tolerance and rebound hypersomnolence ● Short-acting

Methylphenidate (Ritalin)	No	High: CII	● “Grandfathered” approval only (pre-1938 drug) for IR	● Tolerance and rebound hypersomnolence ● Short-acting

Solriamfetol (Sunosi)	No	Low: CIV	● Efficacy for controlling cataplexy not available	● Risk for drug induced high-blood pressure that can go undetected

Modafinil / Armodafinil (Provigil/Nuvigil)	No	Low: CIV	● Potential for serious rash, including Stevens-Johnson syndrome ● Cases of major fetal congenital malformations	● Substrate, inducer, and inhibitor of CYP450 isoenzymes, which significantly increases the risks for drug-drug interactions

Pitolisant (Wakix,)	Yes	Not determined	● Pitolisant may reduce efficacy of oral contraceptives, and so alternative methods of contraception should be utilized	● Unclear efficacy; partially failed Phase 3 program ● Data suggests it’s only effective in 1/3 of patients

Sodium oxybate (Xyrem/Xywav)	Yes	High: CIII, CI penalties for diversion

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

Research and Development Strategy

We are conducting research and development activities to expand the commercial potential of both Quilience and Nolazol, while continuing to examine the development of compounds that could serve as effective treatments for other CNS disorders. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. Our research and development efforts are focused primarily in the following areas and serve as a basis for future development, if any, of a more diverse product pipeline, of which certain product candidate leads, such as NLS-4 are in preclinical development stages. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually pursue out-licensing agreements and asset sale transactions that we believe will allow us to drive greater value for our shareholders. Key elements of our research and development strategy include the following:

●

Efficiently advance our lead product candidate, Quilience, and follow-on product candidate, Nolazol, through marketing approval. We plan to first advance the development of Quilience, followed by the development of Nolazol. If successful, we plan to initially file for marketing approval in the United States and the EU for Quilience and subsequently in the United States for Nolazol.

●	Find partners for out-licensing and asset sale agreements. While we continue with our goal of progressing our product candidates, Quilience and Nolazol, on our own into further clinical development in order to initiate commercialization of such product candidates, we may seek to enter into transactions to sell or out-license Quilience, Nolazol or certain other product candidates or intellectual property that we develop. This strategy allows us to potentially create value for our shareholders ahead of our approval timelines.

●	Reduce clinical and regulatory risk, limit development costs, and accelerate time to market. Our product candidates, Quilience and Nolazol, incorporate a known molecule in a proprietary CR formulation. The former immediate release formulation of mazindol has a well-established safety record from its long history of clinical use across the United States and several countries in Europe and, as a result thereof, a well-characterized safety profile that has allowed us to rapidly begin conducting clinical development of Nolazol and to generate supportive phase 2 data in a study conducted in 85 patients with ADHD in the United States in May 2017 and initiate a Phase 2 study currently being conducted with patients with arcolepsy in the United States. We believe that this strategy also allows us to potentially seek FDA approval using the 505(b)(2) regulatory pathway for both product candidates.

●	Develop products with differentiated pharmacological profiles. We are developing product candidates with dual mechanisms of action. For example, Quilience and Nolazol utilize a dual mechanism of action, resulting in a unique pharmacological profile targeting multiple neuronal pathways that are widely thought to be disrupted and lead to the disorders targeted by our product candidates. We believe that products with clearly differentiated features, as compared to currently available drug therapies, will be attractive to patients and physicians and will provide us with a competitive commercial advantage.

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

Manufacturing and Suppliers

We do not own or operate manufacturing or distribution facilities for the production of our product candidates and we currently rely, and expect to continue to rely, on third parties for the manufacturing, packaging, labelling and distribution of our product candidates for pre-clinical and clinical testing, as well as for future commercial manufacturing, if our product candidates receive marketing approval. We require all of our contract manufacturing organizations to conduct manufacturing activities in compliance with cGMP requirements and although we rely on manufacturers, we have engaged with consultants with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves.

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

Commercialization, Sales and Marketing

Given our stage of development, we do not currently have an established internal sales, marketing or distribution infrastructure. If our product candidates are approved for marketing, we intend to commercialize our product candidates either alone or in partnership with others, where appropriate, to maximize the value of our product candidates. We expect to build our commercial infrastructure using a focused and efficient approach, initially, establishing market access, sales and marketing capabilities in a targeted manner that is appropriate for the relevant product opportunity. We believe that this approach will allow us to effectively reach patients and physicians and to maximize the commercial potential of our product candidates.

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

C. Organizational Structure

We are a Swiss stock corporation organized under the laws of Switzerland. Our Swiss enterprise identification number is CHE-447.067.367. Our registered and principal executive offices are located at The Circle 6, Postfach, 8058 Zurich, Switzerland, our general telephone number is (41) 44 512 21 50 and our internet address is www.nlspharma.com.

In April 2021, we formed a wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation. We did not have any other subsidiaries as of December 31, 2021.

D. Property, Plant and Equipment

 Our principal executive office is located at The Circle 6, Postfach, 8058 Zurich, Switzerland, and consists of approximately 25 square meters (approximately 270 square feet) of leased office space under an indefinite term lease that may be terminated by either party with six-months prior notice.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex CNS disorders, which have unmet medical needs. Our lead compound mazindol, in a proprietary extended-release formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication), and is a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist. We believe that this dual mechanism of action will also give mazindol ER the potential for therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

Prior to our initial public offering in the United States, we primarily financed our operations through the proceeds from our private placements of debt and equity securities, an upfront payment from our collaboration partner and a Swiss Government COVID-19 loan. We have no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. For the fiscal year ended December 31, 2021, we have an accumulated deficit of $41.7 million.

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

In March 2021, 277,000 of our outstanding Warrants were exercised raising gross proceeds of approximately $1.15 million.

In September 2021, we entered into the SEDA with YA. Of the $20 million eligible to be sold pursuant to the SEDA, to date we have sold an aggregate of 1,340,776 common shares for gross proceeds of approximately $1.56 million.

In addition, in October 2021, we sold YA an aggregate of 1,313,232 of our common shares at a price per share of $1.90, for aggregate gross proceeds of $2.5 million.

COVID-19 Business Update

We have implemented a comprehensive response strategy designed to manage the impact of the COVID-19 pandemic on our employees, patients and our business. The prolonged nature of the pandemic is negatively impacting our business in a varied manner due to the emergence of the Delta and Omicron variants and other variants with increased transmissibility, even in some cases in vaccinated people, including limited access to health care provider offices and institutions and the willingness of patients or parents of patients to seek treatment or change existing treatments. We expect that our business, financial condition, results of operations and growth prospects may continue to be negatively impacted by the pandemic on a limited basis that may vary depending on the context. However, we have begun to observe, and expect to continue to observe, a gradual normalization in patient and healthcare provider practices, as providers and patients have adapted their behaviors and procedures to the evolving circumstances and as COVID-19 vaccines continue to be administered.

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

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2,500,000 in 2019 and are further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, we are also eligible for tiered royalty payments.

Amounts expected to be recognized as revenues within the 12 months following the balance sheet date are classified as a current portion of deferred revenues in the balance sheets in our financial statements included elsewhere in this annual report. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenues, net of current portion. As of December 31, 2021, we have long-term deferred revenues of $2.5 million which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Financing Agreements

On March 4, 2022, we entered into the Sales Agreement with Virtu as sales agent. Pursuant to the terms of the Sales Agreement, we may issue and sell from time to time our common shares through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. Pursuant to our prospectus supplement filed on March 4, 2022, we may issue and sell our common shares having an aggregate offering price of up to $3.9 million.

Under the Sales Agreement, common shares will be offered and sold pursuant to our shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission, or the SEC, on February 11, 2022. In addition, under the Sales Agreement, sales of our common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act.

We will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of common shares and have agreed to provide Virtu with customary indemnification and contribution rights. We will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement. We have no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of our common shares upon notice and subject to other conditions.

Standby Equity Distribution Agreement

On September 27, 2021, we entered into the SEDA with YA. Pursuant to the SEDA, we will be able to sell up to $20,000,000 of our common shares, or the Shares, at our sole option, any time during the three-year period following the execution date of the SEDA. Pursuant to the terms of the SEDA, any Shares sold to YA will be priced at 92% of the market price, which is defined as the lowest daily volume weighted average price of the Shares during the five consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA. Any sale of Shares pursuant to the SEDA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 9.99% of our Shares.

We are not obligated to utilize any of the $20,000,000 available under the SEDA and there are no minimum commitments or minimum use penalties.  The total amount of funds that ultimately can be raised under the SEDA over the three-year term will depend on the market price for the Shares and the number of Shares actually sold. The SEDA does not impose any restrictions on our operating activities. During the term of the SEDA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the Shares.

In addition, we agreed to sell YA an aggregate of 1,313,232 Shares at a price per share of $1.90, or collectively referred to as the Equity Investment. The Equity Investment closed in October 2021, following the execution date of the SEDA.

We have also agreed to pay YA, or its affiliates, a commitment fee, or the Commitment Fee, equal to $400,000, or 2% of the aggregate amount available to be sold under the SEDA. We paid half of the Commitment Fee on the execution date of the SEDA, with the remaining half of the Commitment Fee to be paid within twelve months from the execution date of the SEDA. We may elect, in our sole discretion, to pay the Commitment Fee in cash or in Shares.

Pursuant to the SEDA, we are required to register the Shares eligible to be sold pursuant to the SEDA, the Shares comprising the Equity Investment and Commitment Fee Shares, if any, collectively referred to as the Registrable Shares. We filed registration statements with the SEC registering all of the Registrable Shares, which were declared effective on November 3, 2021 and January 6, 2022.

Pursuant to the SEDA, we intend to use the net proceeds from the sale of the Shares sold pursuant to the SEDA, and the Equity Investment, for funding our ongoing clinical and pre-clinical development activities and for general corporate purposes.

On December 14, 2021, we entered into an amendment, or the Amendment, to the SEDA, we executed with YA, on September 27, 2021, pursuant to which we amended the maximum advance amount that may be sold pursuant to the SEDA. In that regard, pursuant to the Amendment, we may provide YA an advance notice equal to the lesser of an amount equal to one hundred percent (100%) of the average of the daily value traded of our common shares during the five consecutive trading days immediately preceding the date of an advance notice, or (ii) $4,000,000. In addition, the Amendment permits us to include a minimum acceptable price, in lieu of the Advance Price (as defined in the SEDA), provided, however that such minimum acceptable price shall not be more than 85% of the volume weighted average price on the last completed trading day prior to the time of the delivery of an advance notice.

A. Operating Results

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

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 2/3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

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

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to our credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2021, we had tax loss carryforwards totaling $23.6 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 10.6%.

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

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

	For the Year Ended December 31,
	2021	2020
Research and development expenses	$5,919,452	$99,580
General and administrative expenses	5,941,169	2,199,790
Operating loss	(11,860,621)	(2,299,370)
Other income (expense), net	(17,323)	(328,365)
Interest expense	(48,100)	(86,792)
Interest on related party loans	(20,034)	(146,908)
Net loss	$(11,946,078)	$(2,861,435)

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

The following table summarizes our research and development expenses during the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020

Pre-clinical development	$285,954	$64,580
Clinical development	4,176,002	-
Clinical manufacturing costs	933,506	-
License fee with Novartis	250,000	-
Subcontractors	413,697	35,000
Other	(139,707)	-
Total	$5,919,452	$99,580

Our research and development expenses totaled $5,919,452 for the year ended December 31, 2021, representing an increase of $5,819,872, or 584%, compared to $99,580 for the year ended December 31, 2020. The increase was primarily attributable our commencing our Phase 2 clinical trial of Quilience for the treatment of Narcolepsy, pre-clinical activities related to NLS-4 as well as manufacture of drug products needed for clinical trials and pre-clinical research. In addition, an upfront payment was made to Novartis related to the license agreement signed for access to data related to Mazindol. These costs were partially offset by a reduction of expenses due to a previous vendor. In comparison, the figures for 2020 reflect the postponement of all nonessential research and development expenses and other consultants’ expense for the year ended December 31, 2020, until after the completion of our initial public offering.

General and Administrative Expenses

Our general and administrative expenses totaled $5,941,169 for the year ended December 31, 2021, representing an increase of $3,741,379, 170%, compared to $2,199,790 for the year ended December 31, 2020. The increase was attributable to payroll costs associated with hiring of additional management and key employees, insurance costs related to D&O insurance coverage for members of board and management, provision for doubtful accounts, costs of filing and maintenance of our new and existing patents and costs related to marketing and investor relations activities following our initial public offering listing on Nasdaq.

Operating Loss

As a result of the foregoing, our operating loss totaled $11,860,621 for the year ended December 31, 2021, representing an increase of $9,561,251, or 415%, compared to $2,299,370 for the year ended December 31, 2020.

Other Expense

Other expense consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other expense of $17,323 for the year ended December 31, 2021, representing a decrease of $311,042, or 95%, compared to $328,365 for the year ended December 31, 2020. The change is due to the movements in the exchange rates.

Interest Expense

Interest expense consists of interest and imputed interest expenses on the Convertible Loans (as defined below). Interest expense was $48,100, including $41,611 of imputed interest, for the year ended December 31, 2021 representing a decrease of $38,692, or 45%, compared to expense of $86,792, including $48,088 of imputed interest, for the year ended December 31, 2020. The decrease was due to the repayment of all loans and debts in February 2021.

Interest on Related Party Loans

Interest on related party loans was $20,034 for the year ended December 31, 2021, representing a decrease of $126,874, or 86%, compared to $146,908, including $24,100 of imputed interest, for the year ended December 31, 2020. The decrease was due mainly to the repayment of all loans and debt in February 2021.

Net Loss

As a result of the foregoing, our net loss totaled $11,946,078 for the year ended December 31, 2021, representing an increase of $9,084,643, or 317%, compared to $2,861,435 for the year ended December 31, 2020.

 For a comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019 See our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022.

B. Liquidity and Capital Resources

Overview

During the year December 31, 2021, we funded our operations principally with net proceeds of $17,744,207 from our initial public offering and $4,806,742 from the sales of our common shares and warrant exercises and a bridge loan. As of December 31, 2021, we had $5,431,202 in cash and cash equivalents.

The table below summarizes our cash flows for the years ended December 31, 2021 and 2020:

	2021	2020

Net cash used in operating activities	$(14,936,044)	$(729,386)
Net cash used in investing activities	(39,560)	-
Net cash provided by financing activities	$20,337,839	$503,522
Effect of exchange rate changes on cash and cash equivalents	(24,743)	99,308
Net increase (decrease) in cash and cash equivalents	$5,337,491	$(126,556)

Operating Activities

Net cash used in operating activities was $14,936,044 during the year ended December 31, 2021. The change in cash used in operating activities for the year ended December 31, 2021 was due to our net loss of $11,946,078 for the year ended December 31, 2021, compared with a net loss of $2,861,435 for the same period in 2020, driven by (i) a $5,802,918 increase in research and development costs for the year ended December 31, 2021 and (ii) a $3,745,379 increase in payroll and general and administrative expenses for the year ended December 31, 2021. Additionally, during the year ended December 31, 2021, we paid $12,592,485 of accounts payable and $339,932 of interest payable.

Net cash used in operating activities of $729,386 during the year ended December 31, 2020, was primarily related to the $2,961,435 loss for the year ended December 31, 2020. The net loss was offset, in part, by the $2,081,078 increase in accounts payables, accrued interest and other accrued expenses, due to our deferring many payments until the completion of our initial public offering which occurred in February 2021.

Investing Activities

Net cash used in investing activities of $39,560 during the year ended December 31, 2021 was related to furniture and software purchases.

Financing Activities

Net cash provided by financing activities of $20,337,839 in the year ended December 31, 2021, consisted of $17,744,207 of net proceeds from the completion of the initial public offering, including common shares and warrants, $1,149,550 from warrant exercises, $3,548,582 in net proceeds from transactions under the SEDA agreement and $108,610 in proceeds on the bridge loan. These proceeds were offset, in part, by payments in full on the Swiss government COVID-19 loan, the Second Credit Facility (as defined below), the convertible loans, the bridge loan and shareholder loans for a total of $2,213,110.

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

In August 2015, NLS Pharma Ltd. and NLS-1 Ltd., and in March 2017, NLS-0 Ltd., each entered into credit facilities providing the Company with credit lines of $150,000 (non-interest bearing), $7.1 million ($500,000 of which bears interest at an annual rate of 10%, or the Interest-Bearing Facility) and approximately $3.44 million (non-interest bearing), respectively, or the NLS Pharma Credit Facility, the NLS-1 Credit Facility and the NLS-0 Credit Facility, respectively

In March 2017, we entered into a certain interest-free $2 million bridge loan, or the 2017 Bridge Loan, with the Shareholders. On March 12, 2019, simultaneously with the closing of the Reorganization, we issued an aggregate of 260,000 of our common shares to certain shareholders, specifically Messrs. Hafner, Bauer, Stein and Ödman, or the Shareholders, in exchange for the consideration of the conversion of the entire Bridge Loan and the entire borrowed amount of $1.45 million under the NLS-0 Credit Facility, at a conversion price of $13.00 per common share.

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

On September 16, 2019, we and the Shareholders amended the NLS Pharma Credit Facility to extend the maturity date to December 31, 2019. If we default on the NLS Pharma Credit Facility, we will be subject to a default interest rate of 5% per year. The Interest-Bearing Facility stopped accruing interest upon the Reorganization and the accrued interest stands at $85,737 as of December 31, 2021. The NLS-1 Credit Facility was amended to extend the maturity date covering the Interest-Bearing Facility to March 31, 2021.

On December 23, 2019 and in February, March and June 2020, we entered into certain convertible loans, one of which was with our Chief Executive Officer, in the aggregate amount of CHF 475,822 (approximately $517,326). Each Convertible Loan carried an interest rate of 10% per year, compounded annually and matured between June 30, 2020 and January 31, 2022, unless converted into common shares or repaid by us prior to then. During October 2020, we amended two Convertible Loans entered into during December 2019, in the aggregate amount of CHF 210,000 ($237,573), such that our optional early repayment date of the Convertible Loans was delayed by six months, or the Convertible Loan Amendment.

On March 26, 2020, in response to the COVID-19 pandemic, we applied for and thereafter received a COVID-19 loan, or the COVID-19 Loan, from our bank for CHF 248,400 ($262,137), with 0% interest and a term of 60 months. We drew down the entire amount available to us under the COVID-19 Loan.

In August 2020, and as subsequently amended, we entered into a certain bridge loan, or the 2020 Bridge Loan, which provided for up to CHF 600,000 ($633,180). In August 2020, we received the first tranche of CHF 300,000 ($316,570) pursuant to the 2020 Bridge Loan and received the second tranche of CHF 200,000 ($211,060) in September 2020. In January 2021, we amended the 2020 Bridge Loan to an aggregate amount of CHF 600,000 and received the remaining portion of the loan. The borrowed amounts under this 2020 Bridge Loan carried an interest rate of 10% per year, compounded annually, and all borrowed sums, including interest, were scheduled to mature on March 31, 2021; provided, however, that we could repay such loan, including interest, prior to the scheduled maturity date.

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

On September 27, 2021, we entered into the SEDA with YA. Of the $20 million eligible to be sold pursuant to the SEDA, to date we have sold an aggregate of 1,340,776 of our common shares for gross proceeds of approximately $1.56 million. Pursuant to the SEDA, we will be able to sell up to $20.0 million of our common shares, at our sole option, any time during the three-year period following the execution date of the SEDA. Pursuant to the terms of the SEDA, any common shares sold to YA will be priced at 92% of the market price, which is defined as the lowest daily volume weighted average price of the common shares during the five consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA. Any sale of common shares pursuant to the SEDA is subject to certain limitations.

We are not obligated to utilize any of the $20.0 million available under the SEDA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEDA over the three-year term will depend on the market price for the common shares and the number of common shares actually sold. The SEDA does not impose any restrictions on our operating activities. During the term of the SEDA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the common shares.

In addition, on October 18, 2021, we sold YA an aggregate of 1,313,232 of our common shares at a price per share of $1.90, referred to as the Equity Investment Shares, for aggregate gross proceeds of $2.5 million.

We also agreed to pay YA, or its affiliates, a commitment fee, or the Commitment Fee, equal to $400,000, or 2% of the aggregate amount available to be sold under the SEDA. We agreed to pay half of the Commitment Fee within 15 business days from the execution date of the SEDA, with the remaining half of the Commitment Fee to be paid within twelve months from the execution date of the SEDA. We elected to issue 26,203 of our common shares as Commitment Shares to YA as partial consideration for its irrevocable commitment to purchase our common Shares under the SEDA, and paid the remainder of the initial portion of the commitment fee, of $140,545, in cash.

On March 4, 2022, we entered into the Sales Agreement with Virtu, as sales agent. Pursuant to the terms of the Sales Agreement, we may issue and sell from time to time our common shares through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. Pursuant to our prospectus supplement filed on March 4, 2022, we may issue and sell our common shares having an aggregate offering price of up to $3.9 million.

Current Outlook

During 2021, we have financed our operations primarily through proceeds from our initial public offering and sales of our common shares pursuant to the SEDA and net proceeds from the exercise of warrants We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

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

As of December 31, 2021, our cash and cash equivalents were $5.4 million. We have put in place multiple options to raise the funds necessary to support its operations, including access to $18.5 million of funding through a SEDA executed with YA, and $3.9 million of potential funding via an ATM agreement with Virtu. We have access to the funds under the SEDA at any time without any pre-conditions. We plan to raise additional funds besides through the SEDA and ATM agreement with Virtu. We believe that we have sufficient cash resources for more than 12 months from the issuance of these financial statements to fund our clinical development and sustain our operations as planned.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2021, approximately 36% of our expenses were denominated in CHF and 21% in EUR. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 2% and 5% respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2021, to the year ended December 31, 2020— Research and Development Expenses, net.”

D. Trend information

The COVID-19 pandemic has impacted companies in Switzerland and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors.”

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

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

As of December 31, 2021, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. We have allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employees. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management and directors as of March 23, 2022:

Name	Age	Position	Initial Year of Appointment
Directors
Ronald Hafner(1)(3)	58	Chairman and Director	2015

Alexander Zwyer	52	Chief Executive Officer and Director	2015

Myoung-Ok Kwon(1)(2)(3)	51	Director	2021

Stig Løkke Pedersen(2)(3)	60	Director	2021

Gian-Marco Rinaldi(2)(3)	53	Director	2021

Senior Management
Alexander Zwyer	52	Chief Executive Officer	2015

Silvia Panigone	50	Chief Operating Officer	2021

Subhasis Roy	53	Interim Chief Financial Officer	2021

Eric Konofal	55	Chief Scientific Officer	2021

Hervé Girsault(4)	62	Head of Business Development	2017

Carlos Camozzi	69	Interim Medical Director	2021

(1)	Member of Compensation, Nomination & Governance Committee
(2)	Member of the Audit Committee
(3)	Independent Director (as defined under Nasdaq Stock Market rules)
(4)	We provided notice of the termination of the consulting agreement with Mr. Girsault, which will formally terminate on June 30, 2021, pursuant to which he provides his services as Head of Business Development. The Company has entered into a new consulting agreement starting May 1, 2021 for the continuation of Mr. Girsault’s engagement with the Company in his current role.

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

Alexander Zwyer, Chief Executive Officer and Director

Alexander Zwyer has served as our Chief Executive Officer and as a Director since our incorporation in August 2015. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a start-up in the high-end luxury food sector and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as Executive Vice President (chief operating officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

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

Gian-Marco Rinaldi, Director

Gian-Marco Rinaldi has served as a Director since June 2021. Mr. Rinaldi has over 25 years of international business experience. Since 2009, Mr. Rinaldi worked at Equity Partner Finad AG, Multi Family Office as an Advisor on financial matters with focus on Private Equity. From 2007 and until 2009, Mr. Rinaldi served in various positions with Clariden Leu, as a Managing Director. From 1995 and until 2000, Mr. Rinaldi served as Manager distressed assets in Corporate Banking for UBS. Mr. Rinaldi speaks three languages fluently. Mr. Rinaldi holds a Master of Advanced Studies at University of Applied Sciences Nordwestschweiz, Switzerland and a Master in law at University of Zurich, Switzerland.

Silvia Panigone, Ph.D., Chief Operating Officer

Silvia Panigone, Ph.D., EMBA was appointed as our Chief Operating Officer in April 2021. Ms. Panigone combines a profound understanding of corporate finance and private investments with a deep knowledge of drug development research and development processes. Ms. Panigone founded in September 2013, and currently serves as Managing Director of, ADYA Consulting Sagl, a Swiss investment boutique in the life sciences sector that focuses on value extraction, development and implementation of strategic plans, deal structuring, capital raising and M&A transactions across the globe. From 2013 until 2018, Ms. Panigone served as a coach for life sciences companies though The Commission for Technology and Innovation, a body operating under the Swiss Confederation. Also, from 2013 and until January 2016, Ms. Panigone spent time as Managing Director, Europe and a team member in the United States for I-Bankers Direct LLC and I-Bankers Securities, Inc. Ms. Panigone possesses a Molecular Biology degree from University of Milan (Italy), a Ph.D. in Molecular Oncology from National Cancer Institute, Milan in collaboration program with the Open University, London and a Master in Finance - Management of Economical Resources from SDA Bocconi, Milan, Italy.

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

Eric Konofal, MD, Ph.D., Chief Scientific Officer

Eric Konofal, MD, Ph.D. was appointed as our Interim Chief Scientific Officer in February 2021 and as our Chief ScientificIN July 2021. Dr. Konofal is an IP expert and co-founder of NLS Pharmaceutics Ltd. Dr. Konofal has been active for more than 27 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal serves as a senior medical consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his medical doctorate and Ph.D. from the University Pierre–Marie Curie, Paris / France.

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. For the year 2021, pursuant to Swiss law, we are required to provide the compensation report detailing the compensation (i) in a total amount our members of the board of directors (stating the name and function of the member concerned) and (ii) in a total amount and the highest amount attributable to the management (stating the name and function of the member concerned) to the general meeting of shareholders.

All amounts reported in the table below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2021.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 10 persons	$1,870,704	$104,768	$-

In accordance with Swiss law, we are required to disclose the compensation granted to the board of directors and the management as follows: the total amount for the board of directors and the amount attributable to each member of the board of directors, stating the name and function of the member concerned, as well as the total amount for the management and the highest amount attributable to a member of the management, stating the name and function of the member concerned. The table below reflects the compensation granted during or with respect to the year ended December 31, 2021.

All amounts reported in the table below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2021.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Ronald Hafner	$-	$-	$-

Alexander Zwyer	$1,050	$27	$-

Myoung-Ok Kwon	$-	$-	$-

Stig Løkke Pedersen	$-	$-	$-

Gian-Marco Rinaldi	$-	$-	$-

Employment Agreements with Senior Management

We have entered into written employment agreements with our Chief Executive Officer and Chief Operating Officer. Our other senior management were not engaged as full-time employees as of December 31, 2021. Pursuant to the consulting agreement with our Head of Business Development, he received a 1% fee tied to the net proceeds of our initial public offering.

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

C. Board Practices

Board of Directors

Our board of directors is composed of five directors. Each director is elected for a one-year term. Messrs. Hafner and Zwyer were reappointed at the annual shareholders’ meeting held on June 17, 2021 to serve until the 2022 shareholders’ meeting to be held in June 2022. Mr. Brenneisen was appointed in September 2020 and resigned in February 2021. Ms. Kwon and Mr. Pedersen were appointed to the board of directors in January 2021. Mr. Rinaldi was appointed to the board of directors in June 2021.

Swiss law requires that any listed company exceeding two of the three thresholds specified in art. 727 para.1 no. 2 of the Swiss Code of Obligations (CO)in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the executive management team. If a company fails to comply, it must be disclosed in a statutory remuneration report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. For our board of directors, this rule will apply, subject to meeting the thresholds required under the CO, from the business year 2026, whereas for the executive management from the business year 2031. The triggering thresholds are (i) a balance sheet total of 20 million CHF, (ii) sales revenue of 40 million CHF and (iii) an average of 250 full-time employees per year.

According to a change in Swiss law implemented on January 1 2022, any listed company that has over 500 full-time employees and a balance sheet total of CHF 20 million or a turnover of CHF 40 million is required to publish a report on non-financial issues, unless the company must prepare an equivalent report under foreign law.

The report on non-financial issues gives an account of environmental issues, in particular CO2 targets, social issues, employee issues, respect for human rights and the fight against corruption. The report shall contain such information as is necessary for an understanding of the development and performance of the business, the position of the company and the impact of its activities on these matters.

The transitional provisions stipulate that the new regulations shall begin one year after the change in law comes to force which was January 1 2022. Thus 2023 will be the first year for which reporting may be required for us. The first reporting would therefore be made in the first half of 2024 in the run-up to the 2024 general meeting.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Ronald Hafner, Myoung Ok-Kwon, Stig Lokke Pedersen and Gian-Marco Rinaldi are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, our independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee, and the compensation, nomination and governance committee.

Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise. We have complied with this requirement in accordance with Nasdaq Listing Rule 5615(b)(1).

Our audit committee currently consists of Myoung-Ok Kwon, Stig Løkke Pedersen and Gian-Marco Rinaldi Diaz de la Cruz, each of whom meets the requirements for financial literacy under the Nasdaq Stock Market rules. Ms. Kwon serves as chairperson of the audit committee and our board of directors has determined that Ms. Kwon is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

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

Compensation, Nomination and Governance Committee

The members of our compensation, nomination and governance committee are currently Ronald Hafner and Myoung-Ok Kwon with Ronald Hafner serving as chairperson. Mr. Pascal Brenneisen previously served on compensation, nomination and governance committee but resigned from the board of directors on February 28, 2021. The compensation, nomination and governance committee assists our board of directors in overseeing our cash compensation and equity award recommendations for our senior management along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our senior management. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. We are subject to the Compensation Ordinance. This means that the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. In addition, in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the nomination and governance committee. With respect to the nomination of persons to our board of directors, our home country rules do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders.

As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d) and 5605(e) which set forth certain requirements as to the responsibilities, composition and independence of compensation committees and the nomination of directors for election by shareholders, respectively. See “—Differences between Swiss Laws and Nasdaq Requirements.”

The members of the compensation, nomination and governance committee are elected annually by the shareholders’ meeting for a period until the completion of the next annual shareholders’ meeting and are eligible for re-election. Each member of the compensation, nomination and governance committee is elected individually. If there are vacancies on the compensation, nomination and governance committee and the number of members falls below the minimum of two, the board of directors shall appoint the missing member from among its members for the remaining term of office.

D. Employees.

As of March 24, 2022, we have six senior management members, of which only our Chief Executive Officer and Chief Operating Officer are full-time employees, while the other members of the senior management are consultants, some of whom may continue to stay on as consultants. In addition, we have one part-time employee. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

All of our employment and consulting agreements will include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality.

E. Share Ownership.

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan. For more information, see “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of March 24, 2022 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (1)
Holders of more than 5% of our voting securities:
Magnetic Rock Investment AG (2)	2,845,000	17.5%
Alexander Zwyer*	1,200,000	7.4%
Eric Konofal(3)	1,020,000	6.3%
YA II PN, Ltd. (4)	1,605,829	9.9%

Directors and senior management who are not 5% holders:

Ronald Hafner*	410,000	2.5%
Hervé Girsault	25,000	**
Myoung-Ok Kwon, Ph.D.*	-	**
Stig Løkke Pedersen*	-	**
Silvia Panigone	-	**
Subhasis Roy	-	**
Carlos Camozzi	-	**
Gian-Marco Rinaldi	-	**

All directors and senior management as a group (10 persons)	2,655,000	16.4%

*	Indicates director of the Company.
**	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The percentages shown are based on 16,223,389, common shares issued and outstanding as of March 24, 2022.
(2)	Magnetic Rock Investment AG is a private company owned in equal part by each of the Shareholders, Messrs. Bauer, Stein and Ödman. Ronald Hafner serves on our board of directors.
(3)	Based solely on the Form 13G filed with the SEC on February 24, 2022.
(4)	Includes 280,000 common shares and the deemed ownership of an additional 1,325,829 common shares that YA has the right to acquire within 60 days. Based solely on the Form 13G filed on December 31, 2021, with respect to securities jointly held by YA II PN, Ltd., YA Global Investments II (U.S.), LP, Yorkville Advisors Global LP, Yorkville Advisors Global II, LLC, YA II GP, LP, YAII GP II, LLC, and Mark Angelo with a principal address of 1012 Springfield Ave., Mountainside, NJ 07092.

Significant Changes in Ownership by Major Shareholders

During the past three years, there have been than decreases in their relative percentage of ownership of our major shareholders as a result of our initial public offering and other equity issuances and an addition of a major shareholder due to an investment made in the Company during 2021.

Record Holders

As of the date of this annual report, there was a total of 14 holders of record of our common shares, of which at least 1 has, to the best of our knowledge, a registered address in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with our Chief Executive Officer and Chief Operating Officer. Our other members of senior management are not engaged as full-time employees as of December 31, 2021. In addition, pursuant to the consulting agreement with our Head of Business Development, upon completion of the initial public offering, he received a fee of $183,067, equal to 1% of the net proceeds actually received by us in our initial public offering.

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

Subhasis Roy Consulting Agreement

In March 2021, we entered into a consulting agreement with Mr. Subhasis Roy, our current Interim Chief Financial Officer, pursuant to which we agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Roy that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause. We entered into a new consulting agreement starting June 1, 2021 for the continuation of Mr. Roy’s engagement with the Company in his current role.

Eric Konofal Consulting Agreement

In February 2021, we entered into a consulting agreement with Mr. Eric Konofal, our current Interim Chief Scientific Officer, pursuant to which we agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. We entered into a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

Hervé Girsault Consulting Agreement

In January 2017, and as subsequently amended in October 2020, we entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, our current Head of Business Development. Pursuant to the consulting agreement, we agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to our discretion. In addition, we have agreed to pay CHG BioVenture SA a 1% fee tied to the proceeds actually received by us in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

We entered into a new consulting agreement starting May 1, 2021 for the continuation of Mr. Girsault’s engagement with us in his current role. Pursuant to the new agreements, we have agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus 7.7% VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

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

In February 2021, all of the promissory notes, including accrued interest, were repaid in full.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	Warrant Agent Agreement by and between NLS Pharmaceutics Ltd. and VStock Transfer, LLC, dated January 28, 2021 (filed as Exhibit 4.2 to form F-1 (File No. 333-236797) filed on November 13, 2020). See Item 14.E. “Material Modifications to the Rights of Security Holders and Use of Proceeds” for more information about this document.

●	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and NLS Pharmaceutics Ltd. (filed as Exhibit 10.14 to form F-1 (File No. 333-236797) filed on February 28, 2020). See Item 4.B. “Business Overview” for more information about this document.

●	Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS (filed as Exhibit 10.15 to form F-1 (File No. 333-236797) filed on February 28, 2020). See Item 4.B. “Business Overview” for more information about this document.

●	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to this annual report). See Item 4.B. “Business Overview” for more information about this document.

●	Standby Equity Distribution Agreement dated September 27, 2021 between YA II PN Ltd. and the Company (filed as exhibit 99.1 to form 6-K (File No. 001-39957) filed on September 28, 2021). See Item 4.B. “Business Overview” for more information about this document.

●	Amendment No. 1 to Standby Equity Distribution Agreement, dated December 14, 2021, between YA II PN Ltd. and the Company (filed as exhibit 99.1 to form 6-K (File No. 001-39957) filed on December 15, 2021). See Item 4.B. “Business Overview” for more information about this document.

●	ATM Sales Agreement, dated March 4, 2022 by and between NLS Pharmaceutics Ltd. and Virtu Americas LLC. See Item 5. “Financing Agreements” for more information about this document.

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

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss company, subject to taxation in the Canton of Nidwalden Nidwalden until December 9, 2021 and in the Canton of Zuirich as from December 10, 2021 onwards. The Company is taxed at a current effective income tax rate of approximately 12% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.01% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, Switzerland reformed certain elements of its corporate tax law which impact the taxation of NLS (including the abolition of the mixed company privilege at cantonal/communal level). These new federal regulations went into effect as of January 1, 2020. Regarding the implementation of certain measures on the cantonal level, a referendum was put up for a vote in the Canton of Nidwalden. Following a vote during the year ended December 31, 2020, the referendum passed and took effect in the Canton of Nidwalden. Transitional measures were implemented for companies that were previously under the abolished mixed company regime at cantonal/communal levels to prevent over-taxation on hidden reserves generated under said regime. NLS applied for the special tax rate solution that provides for a separate taxation over five years of the portion of the profit based on realization of hidden reserves and goodwill which were previously not taxed under the mixed company regime. After the company has changed its registered office, the same transitional measure has been applied for and granted in the canton of Zurich.

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

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further bi- or multilateral AEOI in tax matter agreements with other countries, which entered into force on January 1, 2018 or January 1, 2019 or will enter into force at a later date.

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

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the Foreign Account Tax Compliance Act (FATCA). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The new regime may come into force during the course of 2022.

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

In addition, our dividends will be qualified dividend income if our common shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our common shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our common shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

I. Subsidiary Information.

Our wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation was incorporated on April 27, 2021.

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

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in USD, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2020, approximately 36% of our expenses were denominated in CHF and approximately 21% in EUR. Changes of 5% and 10% in the USD/CHF exchange rate would have increased/decreased our operating expenses by 2% and 5%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. Use of Proceeds

Not applicable.

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

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. As of December 31, 2021, our disclosure controls and procedures were not effective as a result of our material weaknesses in our internal control over financial reporting.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive officer and principal financial officer, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of a company’s assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of the company’s management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As a public company, we are required to maintain internal control over financial reporting and will be required to report any material weaknesses in such internal control. According to the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. As of December 31, 2021, we have material weaknesses in our internal control over financial reporting, relating to a lack of sufficient number of trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to the material weaknesses described above.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2021, we have material weaknesses in our internal control over financial reporting relating to a lack of sufficient number of trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

During the year ended December 31, 2021, we have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting, including hiring of additional accounting consultants, including an interim CFO with U.S. GAAP knowledge and experience to review the accounting work done by third-party resources and initiating preparation of quarterly financial statements internally to identify and evaluate accounting treatment of any new activity and publish our half-yearly and yearly financial statements.

While we believe that these efforts will improve our internal control over financial reporting in accordance with U.S. GAAP and SEC reporting requirements, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective March 4, 2021, we dismissed our independent registered public accounting firm, Marcum LLP, or the Former Auditor, and engaged PricewaterhouseCoopers AG, or the New Auditor to audit fiscal years ended December 31, 2021, 2020 and 2019. The following table provides information regarding fees billed by Marcum LLP and PricewaterhouseCoopers AG for all services, including audit services, for each of the last two fiscal years:

	Year Ended December 31,
	2021	2020
Audit fees (1)	$311,496	$202,567
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	-	-
Total	$311,496	$202,567

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our initial public offering prospectus and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Consists of assurance and related services that are reasonable related to the performance of the audit and review of our financial statements and are not included in “audit fees” in this table.

(3)	Consists of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(4)	There were no other fees.

Pre-Approval of Auditors’ Compensation

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

Not applicable.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of annual report.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 3.1 to form 6-K (File No. 001-39957) filed on December 14, 2021).
2.1*	Description of Securities
4.1	Representative’s Warrant (filed as Exhibit 1.1 to form F-1 (File No. 333-236797) filed on January 20, 2021).
4.2	Warrant Agent Agreement (filed as Exhibit 4.2 to form F-1 (File No. 333-236797) filed on November 13, 2020).
4.3	Form of Warrant (filed as Exhibit 4.3 to form F-1 (File No. 333-236797) filed on November 13, 2020).
4.4	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and the Company (filed as Exhibit 10.14 to form F-1 (File No. 333-236797) filed on February 28, 2020).
4.5	Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS (filed as Exhibit 10.15 to form F-1 (File No. 333-236797) filed on February 28, 2020).
4.6	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to annual report on form 20-F filed on May 14, 2021).
4.7	Standby Equity Distribution Agreement dated September 27, 2021 between YA II PN Ltd. and the Company (filed as exhibit 99.1 to form 6-K (File No. 001-39957) filed on September 28, 2021).
4.8	Amendment No. 1 to Standby Equity Distribution Agreement, dated December 14, 2021, between YA II PN Ltd. and the Company (filed as exhibit 99.1 to form 6-K (File No. 001-39957) filed on December 15, 2021).
4.9	Share Option Plan Regulation 2021 (filed as exhibit 99.1 to form 6-K (File No. 001-39957) filed on December 22, 2021).
4.10	At-the-Market Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, dated March 3, 2022 (filed as exhibit 1.1 to form 6-K (File No. 001-39957) filed on March 4, 2022).
8.1	Listing of Subsidiaries (filed as exhibit 8.1 to annual report on for 20-F filed on May 4, 2021).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2*	Certification of the Interim Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2**	Certification of the Interim Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of PricewaterhouseCoopers AG.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations and Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Deficit; (iv) Statements of Cash Flows; and (v) Notes to the financial statements, tagged as blocks of text and in detail.
104*	Exhibit 104

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NLS Pharmaceutics Ltd.

Date March 24, 2022	By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

	By:	/s/ Subhasis Roy
Subhasis Roy
Interim Chief Financial Officer

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers AG
Zurich, Switzerland
March 24, 2022

We have served as the Company's auditor since 2021.

NLS PHARMACEUTICS LTD.

BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$5,431,202	$93,711
Prepaid expenses and other current assets (Note 3)	291,954	103,000
Total current assets	5,723,156	196,711

Deferred offering costs	-	946,912
Property and equipment (Note 4)	29,510	-
Other receivables, net – related party (Note 5)	-	67,954
Other assets	12,044	-
Total assets	$5,764,710	$1,211,577

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related party of $62,231 and $454,315, as of December 31, 2021 and 2020, respectively	$1,737,013	$4,006,473
Interest payable	-	316,174
Convertible promissory notes – related parties (Note 6)	-	591,693
Current portion of credit facilities, subordinated – related parties (Note 7)	-	150,000
Current portion of convertible loans, including related party of $113,130, net of discount of $37,362 as of December 31, 2020 (Note 8)	-	463,980
Bridge loan (Note 9)	-	565,650
Accrued salaries	-	459,195
Other accrued liabilities, including related party of $6,877 and $40,842 as of December 31, 2021 and 2020, respectively (Note 10)	666,449	650,753
Total current liabilities	2,403,462	7,203,918

Convertible loans, net of discount of $4,248 as of December 31, 2020 (Note 8)	-	32,463
Swiss government loan (Note 11)	-	281,015
Deferred revenues (Note 12)	2,499,969	2,499,969
Accrued pension liability (Note 13)	318,891	178,269
Total liabilities	5,222,322	10,195,634

Commitments and contingencies (Note 14)

Shareholders’ equity (deficit):
Common shares, CHF 0.02 ($0.02) par value, 16,223,389 and 6,960,000 registered shares issued and outstanding at December 31, 2021 and 2020, respectively	344,445	145,139
Treasury shares	(29,497)	-
Additional paid-in capital	42,084,954	20,649,882
Accumulated deficit	(41,705,775)	(29,759,697)
Accumulated other comprehensive loss	(151,739)	(19,381)
Total shareholders’ equity (deficit)	542,388	(8,984,057)
Total liabilities and shareholders’ equity (deficit)	$5,764,710	$1,211,577

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2021	2020	2019

Operating expenses:
Research and development	$5,919,452	$99,580	$897,788
General and administrative	5,941,169	2,199,790	3,299,251
Total operating expenses	11,860,621	2,299,370	4,197,039

Operating loss	(11,860,621)	(2,299,370)	(4,197,039)

Other expense, net	(17,323)	(328,365)	(65,445)
Interest expense	(48,100)	(86,792)	(992)
Interest on related party loans	(20,034)	(146,908)	(818,719)
Loss on conversion of debt	-	-	(364,950)

Net loss	(11,946,078)	(2,861,435)	(5,447,145)

Other comprehensive loss:
Defined pension plan adjustments	(132,358)	(683)	(7,444)

Comprehensive loss	$(12,078,436)	$(2,862,118)	$(5,454,589)

Basic and diluted net loss per common share	$(1.00)	$(0.41)	$(0.80)

Weighted average common shares used in computing basic and diluted net loss per common share	11,901,636	6,960,000	6,840,000

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Common Shares		Treasury	Additional Paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Capital	Earnings	Loss	Total
BALANCE, JANUARY 1, 2019	6,380,000	$133,544	$-	$12,515,118	$(21,451,117)	$(11,254)	$(8,813,709)
Issuance of common shares for conversion of related party debt to equity	580,000	11,595	-	8,011,605	-	-	8,023,200
Debt discount on related party loans	-	-	-	8,540	-	-	8,540
Debt discount on convertible loans	-	-	-	65,608	-	-	65,608
Defined pension plan adjustments	-	-	-	-	-	(7,444)	(7,444)
Net loss	-	-	-	-	(5,447,145)	-	(5,447,145)
BALANCE, DECEMBER 31, 2019	6,960,000	145,139	-	20,600,871	(26,898,262)	(18,698)	(6,170,950)
Debt discount on convertible loans	-	-	-	24,911	-	-	24,911
Debt discount on related party convertible loan	-	-	-	24,100	-	-	24,100
Defined pension plan adjustments	-	-	-	-	-	(683)	(683)
Net loss	-	-	-	-	(2,861,435)	-	(2,861,435)
BALANCE, DECEMBER 31, 2020	6,960,000	145,139	-	20,649,882	(29,759,697)	(19,381)	(8,984,057)
Issuance of common shares in initial public offering, net	4,819,277	108,347	-	9,946,310	-	-	10,054,657
Issuance of warrants	-	-	-	6,742,638	-	-	6,742,638
Issuance of common shares to consultant	12,048	268	-	49,732	-	-	50,000
Warrant exercises	277,000	5,540	-	1,144,010	-	-	1,149,550
Issuance of common shares in equity transactions	1,313,232	28,269	26,816	3,493,496	-	-	3,548,581
Issuance of common shares for partial commitment fee	26,203	569	-	58,886	-	-	59,455
Capital increase for financing transactions	2,815,629	56,313	(56,313)	-	-	-	-
Defined pension plan adjustments	-	-	-	-	-	(132,358)	(132,358)
Net loss	-	-	-	-	(11,946,078)	-	(11,946,078)
BALANCE, DECEMBER 31, 2021	16,223,389	$344,445	$(29,497)	$42,084,954	$(41,705,775)	$(151,739)	$542,388

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020	2019
Cash Flows From Operating Activities:
Net loss	$(11,946,078)	$(2,861,435)	$(5,447,145)
Adjustments to reconcile net loss to net cash used in operating activities:
Periodic pension costs	47,183	(4,258)	20,085
Depreciation expense	10,050	-	-
Provision of doubtful accounts	77,714	-	-
Amortization of debt discounts	41,611	72,188	755,555
Loss on conversion of debt	-	-	364,950
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(188,954)	(3,477)	(16,038)
Other receivables, net - related parties	(21,804)	(13,482)	1,000
Accounts payable	(2,269,460)	1,497,123	1,378,545
Interest payable	(313,342)	137,826	67,159
Deferred revenues	-	-	2,499,969
Other accrued liabilities	(372,964)	446,129	185,911
Net cash used in operating activities	(14,936,044)	(729,386)	(190,009)

Investing Activities:
Purchases of property and equipment	(39,560)	-	-
Net cash used in investing activities	(39,560)	-	-

Cash Flows From Financing Activities:
Proceeds from the issuance of common shares in initial public offering, net	11,001,569	-	-
Proceeds from the issuance of warrants	6,742,638	-	-
Exercise of warrants	1,149,550	-	-
Proceeds from bridge loan	108,610	-	-
Payment on Swiss government loan	(277,537)	-	-
Payment on second credit facility	(150,000)	-	-
Payment on convertible loans	(420,020)	-	-
Payment on convertible loans – related party	(111,730)	-	-
Payment on bridge loan	(670,380)	-	-
Payment of shareholder loans	(583,443)	-	-
Proceeds from the issuance of common shares in equity transactions, net	3,548,582	-	-
Proceeds from convertible loans	-	249,306	154,890
Proceeds from convertible loan – related party	-	113,130	-
Proceeds from Swiss government loan	-	262,137	-
Proceeds from Bridge loan	-	565,650	-
Proceeds from convertible promissory notes – related parties	-	-	512,800
Deferred offering costs	-	(686,701)	(260,211)
Net cash provided by financing activities	20,337,839	503,522	407,479

NLS PHARMACEUTICS LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020		2019

Effect of exchange rate on cash and cash equivalents	(24,744)		99,308		(3,881)
Change in cash and cash equivalents	5,337,491		(126,556)		213,589
Cash and cash equivalents at the beginning of period	93,711		220,267		6,678
Cash and cash equivalents at the end of period	$5,431,202		$93,711		$220,267

Supplemental disclosure of non-cash investing and financing activities:
Cash paid for interest	$339,932		$-		$-
Deferred financing costs transferred to additional paid in capital	$946,912		$-		$-
Issuance of common shares to consultant for payment of expenses	$50,000		$-		$-
Issuance of common shares to Yorkville for partial payment of commitment fees	$59,455	$		$
Debt discount on convertible loans	$-		$39,496		$-
Debt discount on convertible loan – related party	$-		$30,030		$-
Issuance of common shares for settlement of related party credit facilities	$-		$-		$8,023,200
Debt discount on related party loans	$-		$-		$8,540
Proceeds from convertible loans in transit	$-		$-		$61,956

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

On March 12, 2019, the Company merged NLS-0 Pharma Ltd. and NLS Pharma Ltd. into NLS-1 Pharma Ltd. (the “Merger”), the predecessor of the Company, retroactively and effective on January 1, 2019 and renamed the Company NLS Pharmaceutics Ltd. Due to the high degree of common ownership among the three companies and because individual investors’ ownership is in substance the same after the transaction, this Merger was deemed to be a non-substantive merger, with no step up in basis of the assets and liabilities in the Merger. The financial statements presented were prepared as if the Merger occurred on January 1, 2019. All intercompany transactions and balances were eliminated in the Merger.

On February 2, 2021, the Company completed the closing of its initial public offering (the “Initial Public Offering”) of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant to purchase one common share (the “Warrants”). The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares at the public offering price of $0.01 per Warrant, of which the underwriters exercised its option to purchase warrants to purchase up to 722,891 shares of common shares. These Warrants were issued in the Company’s Initial Public Offering and therefore have the same exercise price of $4.15 per share.

Liquidity and Going Concern

As of December 31, 2021, the Company had an accumulated deficit of approximately $41.7 million and the Company incurred an operating loss for the year ended December 31, 2021 of approximately $11.9 million. To date, the Company has dedicated most of its financial resources to research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of December 31, 2021, the Company’s cash and cash equivalents were $5.4 million. The Company has put in place multiple options to raise the funds necessary to support its operations, including access to $18.5 million of funding through a SEDA executed with YA, $3.9 million of potential funding via an ATM agreement with Virtu (see note 18). The Company has access to the funds under SEDA at any time without any pre-conditions. The Company plans to raise additional funds besides through the SEDA and ATM agreement with Virtu. The Company believes that it has sufficient cash resources for more than 12 months from the issuance of these financial statements to fund its clinical development and sustain its operations as planned.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (‘‘ASC’’) and Accounting Standards Updates (‘‘ASU’’) of the Financial Accounting Standards Board (‘‘FASB’’).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the Company’s significant estimates include (1) pension and other post-employment benefits; and (2) valuation allowance relating to the Company’s deferred tax assets.

JOBS Act Accounting Election

The Company is an “emerging growth company” or “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company intends to take advantage of the exemptions until it is no longer an EGC.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and any accumulated impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are five years for furniture and fixtures and three years for software.

Upon retirement or sale, the cost of disposed assets and their related accumulated depreciation are removed from the balance sheet. Any resulting net gains or losses on dispositions of property and equipment are included as a component of operating expenses within the Company’s statements of operating and comprehensive loss. Repair and maintenance costs that do not significantly add value to the property and equipment, or prolong its life, are charged to operating expense as incurred.

Deferred Offering Costs

Specific incremental legal, accounting and other fees and costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of such an offering. As of December 31, 2020 and 2019, there were $946,912 and $260,211, respectively, of initial public offering costs, primarily consisting of legal, accounting and printing fees, that were capitalized in other non-current assets on the balance sheet. The costs deferred exclude any management and general and administrative expenses and only include costs that were related to the initial public offering. The deferred offering costs were charged against the gross proceeds of the initial public offering during the year ended December 31, 2021.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At December 31, 2021 and 2020, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

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

Revenue Recognition

As of December 31, 2021, the Company has not recognized any revenue from its exclusive license agreement (the “EF License Agreement”), as the upfront payment the Company received has been deferred. The EF License Agreement is to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A (“Eurofarma”), a Brazilian pharmaceutical company. The EF License Agreement is within the scope of ASC 606, “Revenue from Contract with Customers” (“ASC 606”).

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

To the extent the Company receives payments, including non-refundable payments, in excess of the recognized revenue, such excess is recorded as deferred revenue until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Research and Development

Costs for research and development (“R&D”) of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

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

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying values of the Company’s accounts payable approximate their fair value due to the short-term nature of these liabilities. The carrying value of the Company’s debt is estimated to approximate its fair value, as the notes are near maturity and the interest rates on the debts approximate market rates.

Debt Issuance Costs and Debt Discount

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, and are amortized to interest expense over the term of the related debt using the effective interest method.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were it to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

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

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, and the return on plan assets (excluding interest), are recognized immediately in Other Comprehensive Loss. Past service costs, including curtailment gains or losses, are recognized immediately as an allocation between research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statement of operations and comprehensive loss.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants, convertible promissory notes and convertible loans with their potential dilutive effect considered using the “if-converted” method. For the years ended December 31, 2021, 2020 and 2019 5,409,746, 50,205 and 20,000 shares related to warrants and the convertible loans that were excluded from the computation, respectively.

Treasury Shares

Treasury shares are purchased at cost and recognized as deduction from equity. Income or loss from subsequent sale is presented in equity.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Recently Issued Accounting Standards Not Yet Effective

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires that lessee's recognize a right-of-use asset and a lease liability for all leases with lease terms greater than twelve months in the balance sheet. A lease liability is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset is an asset that represents the lessee’s right to use, or control use of, a specified asset for the lease term for all leases (with the exception of short-term leases) at the adoption date. In July 2018, the FASB issued ASU 2018-10 and ASU 2018-11, which provides clarification on the narrow aspects of the guidance and provide an additional transition method to adopt the new leases standard. The new transition method allows an entity to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In March 2019, the FASB issued ASU 2019-01, which provides clarification on implementation issues associated with adopting ASU 2016-02. The new leases standard must be adopted using a modified retrospective transition method and allows for the application of the new guidance at the beginning of the earliest comparative period presented or at the adoption date. In November 2019, the FASB issued ASU 2019-10, which revised the mandatory effective dates of the new leases standard. Further, due to the impact of the COVID-19, in June 2020, the FASB issued ASU 2020-05 to further defer the effective date for one year for entities in the “all other” categories. For public companies, the new guidance became effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the new guidance is now effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is still permitted for any interim or annual financial statements not yet issued.

As an emerging growth company, the new leases standard is effective for the Company for the fiscal year ending December 31, 2022 and interim periods within fiscal year ending December 31, 2023. The Company is currently evaluating the impact of this standard on its consolidated financial statements including the timing of its adoption. The Company anticipates electing several practical expedients that permit the Company not to reassess (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized initial direct costs would qualify for capitalization under ASC 842. The Company expects that the adoption of this new standard will have a material impact on its balance sheet. The most significant impact would be the recognition of operating lease right-of-use assets and liability. The standard is not expected to have a material impact to the Company's consolidated statements of income and cash flows.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2020 and 2019:

	December 31,
	2021	2020

Vendor prepayments	$37,538	$27,380
VAT recoverable and other current assets	38,551	61,207
Prepaid insurance	187,446	-
Prepaid expenses	28,419	14,413

Total prepaid expenses and other current assets	$291,954	$103,000

The balance of the prepaid expenses and other current assets for the years ended December 31, 2021 and 2020, consisted mainly of some vendor prepayments and value added tax (“VAT”) recoverable.

Note 4

Property and Equipment, net:

The following table shows the property and equipment acquired during the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020
Cost
Furniture and fixtures	$13,341	$-
Software	26,219	-
Total cost	39,560	-
Accumulated depreciation	(10,050)	-

Total property and equipment, net	$29,510	$-

Deprecation and related amortization expense was $10,050 for the year ended December 31, 2021.

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Since assigning the License Agreement to the Company, the Company and Pegasus have paid for some operating expenses for each other. The transactions between the companies are minimal and are not considered to be a funding source for either entity. The Company offsets the related receivables and payable to/from Pegasus for a combined net other long-term receivable. As of June 30, 2021, the Company evaluated the financial stability of Pegasus and the likelihood of the Company’s recovering the receivable in the near future and determined that a 100% provision for doubtful accounts was required for the balance due of $77,714. This provision was recorded to general and administrative expenses in the statement of operations and comprehensive loss during the six months ended June 30, 3021. The net receivable was $67,954 for the year ended December 31, 2020.

Note 6

Convertible Promissory Notes – Related Parties:

The following summarizes the Company’s convertible promissory notes with related parties as of December 31, 2020.

December 31, 2020

Convertible promissory notes	$591,693

In January 2019, the Company entered into an agreement with Magnetic Rock Investment AG (“MRI”), which is owned by certain shareholders of the Company, to loan the Company CHF 550,000 ($557,920). The loan proceeds were received in advance of the agreement, in two payments, in each of August and December 2018 in the amount of CHF 500,000 ($507,200) and CHF 50,000 ($50,720), respectively. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a derivative because the net settlement criterion is not met. The note accrued interest at 10% per year and had a conversion feature such that upon a capital closing (as defined), MRI had the right to require conversion of its note to equity at the same terms as such capital closing. The note had an original maturity date of April 30, 2019 at which time if it wasn’t already converted, a new maturity date would be set at the discretion of MRI. The parties amended the agreement to extend the maturity date to March 31, 2021. The Company had accrued interest payable of $42,929 for the note as of December 31, 2020. Additionally, the Company recorded debt discount of $4,019 based on an imputed interest rate of 12%, the rate readily available to the Company, compared to the 10% annual interest rate stated in the loan agreement. The debt discount was amortized to interest expense using the effective interest rate method over the debt term.

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

In January 2019, the Company entered into four additional convertible promissory notes, on the same terms, with certain Company shareholders. The promissory notes were for CHF 125,000 ($128,200) each, accrued interest at 10% per year and had original maturity dates of the earlier of April 30, 2019 or when any investment into the Company of CHF 500,000 ($565,650) or greater occurs. The maturity of these notes was extended to March 31, 2021. The Company has accrued interest payable of $119,045 for the notes as of December 31, 2020. Additionally, the Company recorded debt discount of $8,540, based on an imputed interest rate of 12% compared to the 10% interest accrued on the loans. The debt discount was amortized to interest expense using the effective interest rate method over the debt term.

In February 2021, all of the convertible promissory notes, including accrued interest, were repaid in full.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 7

Credit Facilities, Subordinated – Related Parties:

The following summarizes the Company’s credit facilities with related parties as of December 31, 2020.

December 31, 2020

Second Credit Facility	$150,000
150,000
Less: current portion	(150,000)
Credit facilities, long-term	$-

In August 2015, the Company entered into a second credit facility agreement (the “Second Credit Facility”) with shareholders (the “Lenders”). The maximum borrowings under the Second Credit Facility were $500,000. The Second Credit Facility had a maturity date of December 31, 2018 and accrued interest at 0%. As the Second Credit Facility did not accrue interest, management, upon issuance of the debt, recorded total debt discount and a corresponding increase in additional paid in capital based on an imputed interest at a rate of 12%. The debt discount was amortized to interest expense using the effective interest rate method over the debt term.

In June 2018, the Company and the Lenders entered into a subordination agreement regarding the Second Credit Facility. The subordination agreement defers payments on the Second Credit Facility during the term of the agreement. The agreement expires if (i) the Lenders irrevocably waive the subordinated claims; or (ii) if the claims are converted to share capital or participation capital of the Company.

The remaining balance of the Second Credit Facility of $150,000 was amended, by the parties, covering such credit facility to extend the maturity date to March 31, 2021. Additionally, the accrued interest of $85,737 on an old expired credit facility remained unpaid and the parties amended that credit facility to extend the maturity date to March 31, 2021. The Company determined that the extension of these credit facilities which were past due or near maturity was in substance no different than issuing new financial instruments and accordingly, the Company did not recognize a gain or loss in connection with the extension.

In February 2021, remaining balance on the Second Credit Facility and the accrued interest on an expired credit facility were paid in full.

Note 8

Convertible Loans:

The following summarizes the Company’s convertible loans as of December 31, 2020.

December 31, 2020

Convertible loans, net of discount of $41,611	$383,313
Convertible loans – related party	113,130
496,443
Less: current portion	(463,980)

Convertible loans, long term	$32,463

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

In December 2019, the Company entered into two loans for a total of CHF210,000 ($216,846) (the “Convertible Loans”). In February, March and June 2020, the Company entered into five additional convertible loans, on terms similar to those in December 2019, including one with a related party, for a total of CHF 265,606 ($300,480). The Convertible Loans accrued interest at 10% and had a conversion feature such that the lender could choose to convert the loan to equity at any time up to the maturity date of August 31, 2021. The conversion rate of CHF 9 ($10) per common share was at a discount to the CHF 11 ($13) per common share fair value of the Company. The beneficial conversion feature valued at CHF 63,537 ($65,608) for the December 2019 convertible loans and CHF 37,779 ($49,011) for the 2020 convertible loans was recorded as a discount to the Convertible Loans. On the date of issuance, the beneficial conversion feature value was calculated as the difference between the conversion price and the fair value per share, multiplied by the number of common shares into which the Convertible Loans are convertible. The embedded conversion feature was not bifurcated as it did not meet all of the elements of a derivative. For the year ended December 31, 2021, amortization of $41,611 was included in interest expense. For the years ended December 31, 2020 and 2019, amortization of $24,100 and $0 was included in interest expense – related parties and $48,088 and $820 was included in interest expense, respectively. The Company had accrued interest payable of $48,634 for the Convertible Loans as of December 31, 2020.

In February 2021, all of the Convertible Loans, including accrued interest, were repaid in full.

Note 9

Bridge Loan:

In August 2020, the Company received the first tranche of CHF 300,000 ($316,590) pursuant to a bridge loan (the “Bridge Loan”). Pursuant to the Bridge Loan, the Company could borrow up to an aggregate of CHF 500,000 ($527,650), or an additional CHF 200,000 ($211,060), upon successful filing of its registration statement on Form F-1, which occurred in August 2020. The total Bridge Loan of CHF 500,000 ($527,650) carries an interest rate of 10% annually and was initially due September 30, 2020 which was amended to December 31, 2020. In January 2021, the Bridge Loan was amended two additional times. The first of the two amendments extended the maturity date to March 31, 2021 and the second amendment, increased the total amount of the Bridge Loan to CHF 600,000 ($633,180).

In February 2021, the Bridge Loan, including accrued interest, was repaid in full.

Note 10

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of December 31, 2021 and 2020:

	December 31,
	2021	2020

Professional consultants’ expenses	$244,245	$402,691
Vendor liabilities	16,954	177,230
Payroll related liabilities	-	13,990
Related party expenses	6,877	56,842
Accrued board fees	137,002	-
Accrued commitment fee	200,000	-
Other accrued expenses	61,371	-

Total other accrued liabilities	$666,449	$650,753

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 11

Swiss Government Loan:

In April 2020, in response to the COVID 19 pandemic, the Swiss Federal Council issued the COVID-19 Ordinance on Joint and Several Guarantees, according to which companies domiciled in Switzerland that were economically affected by the COVID-19 pandemic could apply for financial support in the form of emergency bank loans of up to 10% of their 2019 revenues or a maximum of CHF 20 million (the “COVID-19 Loan”). This COVID-19 Loan was secured by the Swiss Confederation. The lending banks received collateral in the form of joint and several guarantees. The Company received a COVID-19 Loan from its bank for CHF 248,400 ($281,015), which carried a 0% interest rate and was due in 60 months. The loan could be drawn down over several installments and the Company had drawn down the entire amount. Pursuant to the terms of the COVID-19 Loan, the Company could not pay any dividends until it repays such loan in full.

In February 2021, the Swiss government loan was repaid in full.

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

The licenses provided to Eurofarma are not transferable and without the right to sublicense therefore Eurofarma is not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries has yet to be completed and Eurofarma has yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represent rights to use the Company’s intellectual property with respect to Nolazol for which revenue is recognized at a point in time which is when Eurofarma is able to use and benefit from the licenses. The licenses are considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses are not capable of being distinct until after successful clinal development and regulatory approval and alone do not have standalone functionality to Eurofarma. Management has determined that the licenses, while capable of being distinct, are not distinct as they do not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement will enable Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believes the licenses bundled together with the Company’s development activities in the United States constitute a single distinct performance obligation under the EF License Agreement for accounting purposes, or (the “License Performance Obligation”).

The Company has initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of December 31, 2021 and 2020, variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

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

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2021 and 2020, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The following table provides information on the pension plan for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Service cost	$48,641	$24,875	$25,206
Interest cost	732	832	2,992
Expected return on assets	(6,314)	(1,713)	(4,249)
Effect of settlement	-	(28,754)	(5,810)
Actuarial loss outside corridor recognized	983	-	-
Administrative expenses	3,141	1,185	1,946

Net periodic pension cost	$47,183	($3,575)	$20,085

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2021	2020
Projected benefit obligation, beginning of period	$273,675	$386,064
Service cost	48,641	24,875
Interest cost	732	832
Transfers-in and (-out), net	442,557	(169,942)
Actuarial (gain)/ loss	167,864	3,561
Currency conversion adjustments	(6,100)	28,285
Projected benefit obligation, end of period	$927,369	$273,675

Plan assets, beginning of period	$95,406	$205,816
Actual return on plan assets	70,634	(620)
Employer contributions	34,062	15,207
Participant contributions	20,738	6,954
Transfers-in and (-out), net	392,021	(142,931)
Administration expenses	(3,141)	(1,185)
Currency conversion adjustments	(1,242)	12,165
Plan assets, end of period	$608,478	$95,406

Accrued pension liability	$318,891	$178,269

As of December 31, 2021 and 2020, the Company recorded an accrued pension liability of $318,891 and $178,269, respectively, as non-current liabilities.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, and real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the statement of operations over the future service period of the plan participants. For the years ended December 31, 2021 and 2020, the amortization was $0. As of December 31, 2021 and 2020, the accumulated other comprehensive loss includes unrecognized pension costs of $151,739 and $19,381, respectively, consisting of net losses.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2021	2020
Net loss, beginning of period	$19,381	$18,698
Other gain/loss during the period	103,544	5,895
Other prior year gain/loss recognized in period	(983)
Effect of settlement	-	(5,212)
Amortization of pension related net loss	-	-
Net loss, end of period	121,942	19,381

Prior service cost, beginning of period	-	-
Amortization of prior service cost	29,797	-
Prior service cost end of period	29,797	-

Total unrecognized pension cost, end of period	$151,739	$19,381

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2021	2020
Discount rate	0.30%	0.15%
Rate of increase in compensation level	0.00%	0.00%
Interest credit rate on savings accounts	1.00%	1.00%
Expected long-term rate of return on plan assets	2.00%	2.00%
Inflation rate	0.60%	0.60%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments.

The accumulated benefit obligation as of December 31, 2021 and 2020 amounted to $927,369 and $273,675, respectively.

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

Note 14

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

On March 10, 2021, the Company entered into a License Agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

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

COVID-19

The Company has implemented a comprehensive response strategy designed to manage the ongoing impact of the COVID-19 pandemic on its employees, patients and its business. The prolonged nature of the pandemic is negatively impacting the Company’s business in a varied manner due to the emergence of the Delta and Omicron variants and other variants with increased transmissibility, even in some cases in vaccinated people, limited access to health care provider offices and institutions and the willingness of patients or parents of patients to seek treatment. The Company expects that its business, financial condition, results of operations and growth prospects may continue to be negatively impacted by the pandemic on a limited basis that may vary depending on the context. However, the Company has begun to observe, and expect to continue to observe, a gradual normalization in patient and healthcare provider practices, as providers and patients have adapted their behaviors and procedures to the evolving circumstances and as COVID-19 vaccines continue to be administered. The extent of the impact on the Company’s clinical development and regulatory efforts, its corporate development objectives and the value of market for its ordinary shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Such developments include continued spread of the Delta and Omicron variants in the U.S., Switzerland and other countries and the potential emergency of other SARS-CoV-2 variants that may prove especially contagious or virulent, the ultimate duration and severity of the pandemic, governmental “stay-at-home” orders and travel restrictions, quarantines, social distancing and business closure requirements in the U.S., Switzerland and other countries, and the effectiveness of vaccination programs and other actions taken globally to contain and treat the disease.

Note 15

Share Capital and Public Offerings:

Common Shares:

As of December 31, 2021, the Company had 16,223,389 registered and issued common shares.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

On September 27, 2021, the Company entered into a Standby Equity Distribution Agreement (“SEDA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership, (“YA”). Of the $20 million eligible to be sold pursuant to the SEDA, to date the Company has sold an aggregate of 1,340,776 common shares for gross proceeds of approximately $1.56 million. Pursuant to the SEDA, the Company will be able to sell up to $20.0 million of our common shares, at the Company’s sole option, any time during the three-year period following the execution date of the SEDA. Pursuant to the terms of the SEDA, any common shares sold to YA will be priced at 92% of the market price, which is defined as the lowest daily volume weighted average price of the common shares during the five consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA. Any sale of common shares pursuant to the SEDA is subject to certain limitations.

The Company is not obligated to utilize any of the $20.0 million available under the SEDA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEDA over the three-year term will depend on the market price for the common shares and the number of common shares actually sold. The SEDA does not impose any restrictions on the Company’s operating activities. During the term of the SEDA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the common shares.

In addition, in October 2021, the Company sold YA an aggregate of 1,313,232 of the Company’s common shares at a price per share of $1.90, referred to as the Equity Investment Shares, for aggregate gross proceeds of $2.5 million.

The Company also agreed to pay YA, or its affiliates, a commitment fee, or the Commitment Fee, equal to $400,000, or 2% of the aggregate amount available to be sold under the SEDA. The Company agreed to pay half of the Commitment Fee within 15 business days from the execution date of the SEDA, with the remaining half of the Commitment Fee to be paid within twelve months from the execution date of the SEDA. The Company elected to issue 26,203 of the Company’s common shares as Commitment Shares to YA as partial consideration for its irrevocable commitment to purchase the Company’s common Shares under the SEDA, and paid the remainder of the initial portion of the commitment fee, of $140,545, in cash during the year ended December 31, 2021.

On February 2, 2021, the Company completed the closing of its initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares, of which the underwriters exercised the option to purchase warrants to purchase up to 722,891 shares of common shares. These Warrants were issued in the Company’s initial public offering and therefore have the same exercise price of $4.15 per share. The Warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the Warrants issued of $6,438,791 was allocated from the total net proceeds of the common share issuance on a relative basis to the common shares and Warrants.

Warrants:

Additionally, the Company issued 144,578 Warrants to the underwriters as compensation at 3% of the total units sold on its initial public offering and these Warrants have an exercise price of $5.1875. These Warrants were also evaluated, and the Company determined that equity classification was appropriate. The fair value of these Warrants of $303,847 was deducted from the gross proceeds received in the initial public offering.

The following table summarizes the common share warrant activity for the year ended December 31, 2021:

Balance at January 1, 2021	-
Issuances	5,686,746
Exercises	(277,000)
Balance at December 31, 2021	5,409,746

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Treasury Shares:

In the second half of 2021, the Company created treasury shares from its authorized capital in order to use them for the SEDA, as discussed above. On December 31, 2021, the Company held 1,474,853 treasury Shares for financing arrangements (2020: no such treasury shares were held).

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan. For the year ended December 31, 2021, the Company had not issued any options under the plan.

Note 16

Income Taxes:

The Company has Swiss tax loss carryforwards of $23.6 million as of December 31, 2021 (December 31, 2020: $15.5 million) of which $11.5 million will expire within the next five years, and $12.1 million will expire between 2027 - 2028.

The significant components of net deferred taxes as of December 31, 2021 and 2020 are shown in the following table:

	2021	2020
Deferred tax assets:
Net benefit from tax loss carryforwards	$2,504,647	$1,393,996
Deferred revenues	264,997	224,997
Other, net	(24,086)	6,951
Valuation allowance	(2,745,558)	(1,625,944)

Net deferred taxes	$-	$-

The Company recorded a valuation allowance in 2021 and 2020 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2021, 2020 and 2019. The following table shows the income taxes in 2021, 2020 and 2019:

	2021	2020	2019

Current tax	$-	$-	$-
Deferred income tax (benefit)	(1,119,614)	(384,488)	(325,572)
	(1,119,614)	(384,488)	(325,572)
Change in valuation allowance	1,119,614	384,488	325,572
Total income tax expense	$-	$-	$-

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2019, so the years ended December 31, 2020 and 2021 are open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2021	2020	2019

Statutory tax rate	10.6%	9.0%	9.0%
Effect of permanent differences	(3.6)%	3.9%	(2.3)%
Change in valuation allowance on deferred tax assets	(7.0)%	(12.9)%	(6.7)%

Effective tax rate	0.0%	0.0%	0.0%

The Company had generated approximately $9,700,000 of net operating losses (“NOLs”) prior to the Merger, in which the Company’s preliminary analysis indicates that such NOLs would not be subject to significant limitations pursuant to applicable income tax regulations. The permanent differences relate to the conversion to U.S. GAAP from Swiss accounting, mainly in the areas of debt, intangible amortization and deferring financing costs.

As of December 31, 2021 and 2020, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2021 and 2020.

Note 17

Related party consulting agreements:

The Company entered into consulting agreements with several of its senior management.

In October 2019, the Company entered into a collaboration agreement with Adya Consulting, a company founded and managed by the Company’s current Chief Operating Officer, Silvia Panigone. Pursuant to the collaboration agreement, the Company agreed to pay Adya Consulting a one-time fee of CHF 2,500 ($2,705) for due diligence activities as well as a success fee of 5% for raising funds. For the years ended December 31, 2021 and 2020, the Company recorded fees to Adya Consulting of $102,264 and $125,786 included in research and development expenses, respectively, on the statement of operating and comprehensive loss. Effective May 1, 2021, Ms. Panigone has entered into an employment agreement with the Company.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the years ended December 31, 2021, 2020 and 2019, the Company recorded fees to CHG BioVenture SA of $158,945, $285,859 and $285,538, respectively, included in general and administrative expenses on the statement of operations and comprehensive loss.

The Company has entered into a new consulting agreement starting May 1, 2021 for the continuation of Mr. Girsault’s engagement with the Company in his current role. Pursuant to the new agreements, the Company has agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus 7.7% VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s current Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause. For the year ended December 31, 2021, the Company recorded fees to Mr. Roy of $101,717, included in general and administrative expenses on the statement of operating and comprehensive loss. The Company entered into a new consulting agreement starting June 1, 2021 for the continuation of Mr. Roy’s engagement with the Company in his current role.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the year ended December 31, 2021, the Company recorded fees to Mr. Konofal of $174,997, included in research and development expenses on the statement of operating and comprehensive loss. The Company entered into a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s current Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the year ended December 31, 2021, the Company recorded fees to Mr. Camozzi of $126,326, included in research and development expenses on the statement of operating and comprehensive loss.

Note 18

Subsequent Events:

On March 5, 2022, the Company, entered into an ATM Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, or Virtu, as sales agent. Pursuant to the terms of the Sales Agreement, the Company may issue and sell from time to time its common shares, par value CHF 0.02 per share, through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. Pursuant to the Company’s prospectus supplement filed on March 5, 2022, the Company may issue and sell its common shares having an aggregate offering price of up to $3.9 million, or the Shares.

Under the Sales Agreement, Shares will be offered and sold pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission, or the SEC on February 11, 2022. In addition, under the Sales Agreement, sales of Shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company will pay Virtu a commission rate of up to 3% of the gross proceeds from each sale of Shares and has agreed to provide Virtu with customary indemnification and contribution rights. The Company will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement.

The Company has no obligation to sell any of the Shares under the Sales Agreement and may at any time suspend the offering of its common stock upon notice and subject to other conditions.

The Sales Agreement contains customary representations, warranties and agreements by the Company, other obligations of the parties and termination provisions.

The Company intends to use the net proceeds from the sale of any Shares sold under the Sales Agreement for ongoing clinical and pre-clinical development activities and for general corporate purposes.