Form 20-F
period 2022-12-31
NLS Pharmaceutics Ltd.
filed 2023-05-05
CIK 1783036

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 32,428,893 common shares, nominal value CHF 0.02 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐ No ☒

i

ii

In this annual report, “we,” “us,” “our,” the “Company” and “NLS” refer to NLS Pharmaceutics Ltd., a Swiss corporation, and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

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

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars,” “USD” or “$” mean U.S. dollars, and references to “CHF” are to the Swiss Franc. U.S. dollar translations of CHF amounts presented in this annual report were done on different dates in accordance with the date as of such entry in the Company’s books and are derived from our audited financial statements included elsewhere in this annual report. U.S. dollar translations of CHF amounts presented in this annual report that are not derived from our audited financial statements included elsewhere in this annual report are translated using the rate of CHF 1.00 to $1.083, based on the exchange rate provided by the Swiss Federal Tax Administration on December 31, 2022.

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

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements,” including some of the statements made under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” “Business” and elsewhere in this annual report constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	the use of Quilience (Mazindol ER) in a compassionate use program, or CUP, and the results thereof;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol NLS-4, or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience, Nolazol, NLS-4, or any other future product candidates;

●	the dosage of Quilience, Nolazol, and NLS-4;

●	our ability to move NLS-3, NLS-8, NLS-11 or NLS-12 into investigational new drug, or IND-enabling studies;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

iv

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience, Nolazol, and NLS-4;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

●	submission of a Marketing Authorisation Application, or MAA, and New Drug Application, or NDA, with the EMA and FDA for Quilience, Nolazol, and NLS-4, respectively;

●	completion and receiving favorable results of clinical trials for Quilience, Nolazol, and NLS-4;

●	issuance of patents to us by the U.S. Patent and Trademark Office, or PTO, and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol controlled release, or CR, for treatment of additional indications other than narcolepsy, idiopathic hypersomnia, or IH, and ADHD; and

●	the ability of our management team to lead the development of our product candidates.

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

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this annual report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our common shares and our publicly listed warrants, or Warrants, could decline.

Summary of Risk Factors

Risks Related to Our Business

Investing in our common shares and Warrants involves substantial risks. Our ability to execute our strategy is also subject to certain risks. The risks described below may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. In particular, our risks include, but are not limited to, the following summary of such risk factors:

●	we may be unable to successfully use mazindol, on which we depend substantially, as the drug substance for each of our current clinical mid-stage product candidates, Quilience, for the treatment of narcolepsy, and Nolazol, for the treatment of ADHD, and which outcome could prove costly to our business and could prevent us from obtaining regulatory or marketing approval;

●	we may not be able to immediately initiate our 3 clinical trials in Quilience without additional pre-clinical studies, chemistry, manufacturing, and controls, or CMC, work or early-stage clinical trials;

●	prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD; and

●	if, and when, we seek to commercialize Quilience, Nolazol and NLS-4, we may be partially dependent upon prescriptions from physicians for the sale of both such product candidates, and therefore, the loss of a significant number of patient referrals by physicians prescribing Quilience, Nolazol or NLS-4 may have an adverse effect on our future revenues, if any, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationships with Third Parties

●	we are dependent on a sole manufacturer for mazindol drug substance as well as the drug product. Any delay, price increase or unavailability of mazindol could materially adversely affect our ability to conduct clinical trials and, if this were to occur after we obtained commercialization and marketing approval, could cause us to cease operations.

●	we may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Risks Related to Our Intellectual Property

●	if we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	if we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets; and

●	we may in the future be subject to future claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to Our Financial Condition and Capital Requirements

●	to date, we have not generated any revenue, and we do not expect to generate any significant revenue unless and until we obtain marketing approval to commercialize Quilience, Nolazol or NLS-4. We are unable to predict the extent of future losses or when we will become profitable based on the sale of any product, if at all. Even if we succeed in developing and commercializing our product candidates, we may never generate sufficient revenue to sustain profitability. As of December 31, 2022, we had an accumulated deficit of approximately $58.2 million;

●	to date, we have not generated any revenues, have a history of losses and expect to incur losses in the foreseeable future and will need to raise substantial additional capital to successfully complete development and seek to commercialize Quilience, Nolazol, NLS-4 or other product candidates including NLS-3, NLS-8, NLS-11, and NLS-12 that we may seek to develop in the future, and such capital may not be available to us or available to us only on unfavorable terms; and

●	as a public company, we are required to comply with extensive securities rules and regulations and Swiss governmental and Nasdaq Capital Market, or Nasdaq, regulations, which are expensive and which require significant management attention.

Risks Related to the Regulatory Environment

●	We require regulatory approvals prior to any attempt to commercialize our product candidates from the FDA and the EMA; and

●	Our data from clinical trials may not satisfy the FDA or other comparable regulatory agencies, or the FDA or other regulatory agencies may require additional time or studies to assess the safety and efficacy of Quilience, Nolazol, NLS-4 or other product candidates that we may seek to develop in the future.

Risks Related to Our Common Shares

●	The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our common shares and Warrants;

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	For as long as we remain an emerging growth company, or EGC, we will be exempt from certain securities laws requirements, including the fact that our auditors are not required to conduct an audit of our internal control over financial reporting; however, once we cease to qualify as an EGC, we will no longer be permitted to rely on such exemptions and as a result we will incur additional legal, accounting and other expenses; and

●	We have identified, in prior years, material weaknesses in our internal control over financial reporting and instituted ongoing remediation efforts. If our ongoing remediation efforts are not effective, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our common shares and Warrants may be adversely affected.

Risks Related to Our Business

We depend substantially on the success of our two product candidates, Quilience and Nolazol. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We have invested almost all of our efforts and financial resources in research and development and general and administrative costs of our two product candidates, Quilience for the treatment of excessive daytime sleepiness, or EDS, and cataplexy associated with narcolepsy and Nolazol, for the treatment of ADHD. The process to develop, obtain regulatory approval for and commercialize pharmaceutical product candidates is long, complex, costly and inherently uncertain of outcome. We are not permitted to market any of our product candidates in the United States, European Union, or the EU, or any other jurisdiction until we receive the requisite regulatory approvals. We may be able to generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world. However, we cannot give any assurance that our current clinical development plan will proceed as planned, or that our product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows us to effectively compete with our competitors, or be successfully marketed and commercialized.

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

In addition, we may request a Paediatric Investigation Plan, or PIP, deferral in order to delay conducting clinical trials for Quilience in children until after we receive an MAA from the EMA for the use of Quilience in adults. A PIP deferral, as can be agreed upon by the EMA, allows an applicant to delay studies in children until after there is sufficient data on use in adults; we anticipate that we will be able to receive a PIP deferral from the EMA for Quilience; however, there is no guarantee that this deferral will be granted, which could impact our planned development process and would make the product candidate approval process more costly.

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

We may not be able to commence or complete the clinical trials that would support our submission of an NDA to the FDA or MAA to the EMA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	if the FDA or EMA elect to enact policy changes, as a result of COVID-19 or otherwise;

●	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

●	challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including fears resulting from COVID-19 or due to government actions enacted and as a result of such pandemic, size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues (including those that result from COVID-19 ) or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trial.

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

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. The evolving COVID-19 pandemic has impacted directly or indirectly the pace of enrollment in our clinical trials as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency and clinical trial staff can no longer get to the clinic. Additionally, such facilities and offices have been and may continue to be required to focus limited resources on nonclinical trial matters, including treatment of COVID-19 patients, thereby decreasing availability, in whole or in part, for clinical trial services. See “Risks Related to Our Business Operations - We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of operations” for additional information.

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

Other than our headquarters and other operations which are located in Switzerland and our wholly owned U.S. subsidiary, NLS Pharmaceutics Inc., a Delaware corporation (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience, Nolazol, NLS-4 or any of our other product candidates are approved for commercialization outside the United States, Switzerland, or the EU, we will likely enter into agreements with third parties to market the drugs in these additional global territories. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

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

The commercial success of Quilience, Nolazol, and NLS-4 will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the EMA, FDA, or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including, in the case of Nolazol, a number of competitive products already approved for the treatment of ADHD or expected to be commercially launched in the near future;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second-, or third-line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Quilience, Nolazol, or NLS-4 is approved but does not achieve an adequate level of acceptance by physicians, third party payors and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

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

Our product candidates Quilience and Nolazol contain the active ingredient mazindol, which is a Schedule IV controlled substance under the Controlled Substances Act of 1970, or CSA. Failure to maintain compliance with applicable requirements under the CSA or a change in the DEA scheduling (e.g., from IV to III) or other applicable federal or state regulations could have an adverse effect on our operations and business.

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

The development and commercialization of new products is highly competitive. Our potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Quilience, Nolazol, NLS-4, or any future product candidate that we may seek to develop or commercialize. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than Quilience, Nolazol, NLS-4, or any future product candidate we may develop, which could render any product candidates obsolete and non-competitive. Our competitors also may obtain FDA or other marketing approvals for their products before we are able to obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the applicable market.

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

We are not permitted to market Quilience, Nolazol, or NLS-4 in the United States or the EU until we receive regulatory approval of an NDA from the FDA or MAA from the EMA, or in any foreign countries until we receive the requisite approval from regulatory authorities in such countries. We have not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Similarly, we have not received regulatory clearance in the EU to conduct clinical trials that are necessary to receive approval of a MAA for Quilience in Europe. As such, we have not submitted an MAA for any of our product candidates.

We may be able make our products available on a named patient basis and generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of Quilience, Nolazol, or NLS-4 for many reasons, including, but not limited to:

●	we may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

●	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

●	disagreements regarding the number, design, size, conduct or implementation of our clinical trials, or with our interpretation of data from pre-clinical studies or clinical trials;

●	a lack of acceptance of the accuracy or sufficiency of the data generated at our clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of an NDA or MAA;

●	difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of our application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

●	the requirement that we develop a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval, which may or may not be feasible for us;

●	the identification of deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

●	changes in approval policies or the adoption of new regulations by such regulators; and

●	we may be unable to be granted a PIP deferral which we intend to request from the EMA for delayed clinical trials and subsequent approval in children; this may delay our clinical trial program or approvals for adults, or we may have successful clinical trial results for adults but not children (if we were required to conduct pediatric studies prior to the receipt of an NDA or MAA for use of our product candidates in adults), or vice versa.

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

In this respect, we will also need to agree on a protocol with the FDA for the pivotal trials before commencing those trials. Pivotal trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for Quilience or Nolazol at such time, if any, when we seek FDA approval. We may face similar risks with respect to obtaining regulatory approval from the EMA for Quilience, and for Nolazol, at such time, if any, when we seek EMA approval. The risks that we face in obtaining applicable approvals from the FDA and EMA for Quilience, Nolazol, NLS-4, or any other product candidate that we may seek to develop, may also exist with other regulatory authorities, such as those in Latin America.

Even if we obtain FDA, EMA or other regulatory approval for Quilience, Nolazol or NLS-4, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. In addition, even if we obtain a MAA from the EMA for the use of Quilience in adults, there can be no guarantee that we will receive an MAA for Quilience for the use in children. If we are unable to successfully commercialize Quilience, Nolazol, or NLS-4, we may be forced to cease operations.

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

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we develop Quilience and Nolazol, NLS-4, or other product candidates that we may seek to develop, in larger, longer and more extensive clinical trials as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2b/Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that Quilience, Nolazol, NLS-4, or other product candidates that we may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of our product candidates receives marketing approval, the FDA or EMA could require us to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Quilience, Nolazol, or NLS-4, several potentially significant negative consequences could result, including:

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

The FDA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that we will successfully obtain such designation for Quilience, Nolazol, or NLS-4. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

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

We may also seek a priority medicines scheme, or PRIME, designation for some of our product candidates. PRIME was launched by EMA in 2016 to facilitate the development of medicines that target an unmet medical need. Through PRIME, the Agency offers early and proactive support to medicine developers with the aim of optimizing the generation of robust data on a medicine’s benefits and risks and enabling accelerated assessment of medicines applications. The overall goal is to ensure patients benefit as early as possible from therapies that may significantly improve their quality of life. PRIME focuses on improving the design of clinical trials in order to ensure the efficient generation of the necessary clinical data for inclusion in a Marketing Authorization Application, or MAA.

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

The FDA granted orphan drug designation to mazindol for the treatment of narcolepsy in the United States. We also received orphan drug designation for mazindol in the EU for the treatment of IH. This designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval.

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

Risks Related to Our Financial Condition and Capital Requirements

Our cash on hand and financing arrangements may not be sufficient to fund our projected operating requirements.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. We believe that our current cash on hand and access to existing financial arrangements will be sufficient to fund our projected operating requirements for at least one year from the issuance of the financial statements included elsewhere in this annual report. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

We believe that our current cash on hand and access to existing financing arrangements will fund our projected operating requirements through the second quarter of 2024. The Company has put in place multiple options to raise the funds necessary to support its operations, However, there can be no assurance that these funds will be available, or if they are available, their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities or sustain operations.

We believe that our current cash on hand and access to existing financing arrangements will fund our projected operating requirements through the second quarter of 2024. We expect that we will be required to obtain additional liquidity in order to fund our operations through the approval of our lead product candidate. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are an emerging biopharmaceutical company with a limited operating history. To date, we have focused almost exclusively on developing product candidates using the active ingredient mazindol in proprietary formulations. We have funded our operations to date primarily through proceeds from the private placement of common shares, convertible instruments, related party credit facilities, shareholder loans, an initial public offering of common shares and Warrants, and drawdowns from a standby equity distribution agreement, or SEDA. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, although we received an upfront payment of approximately $2.5 million pursuant to the EF License Agreement (defined below) in 2019, we have not generated revenue from the sale of our product candidates (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information). We have incurred losses in each year since our inception. Our net loss attributable to holders of our common shares for the year ended December 31, 2022 was approximately $16.0 million and for the year ended December 31, 2021 was approximately $11.9 million. As of December 31, 2022, we had an accumulated deficit of approximately $57.7 million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded clinical trials. In addition, if we obtain marketing approval for Quilience, Nolazol, NLS-4, or any other current or future product candidate, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company, which we estimate will be at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

Our ability to become profitable depends upon our ability to generate revenues. To date, we have not generated any revenue from our pre-clinical and clinical development stage product candidates, Quilience, Nolazol and NLS-4, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenues unless or until we obtain marketing approval of, and commercialize, Quilience, Nolazol and/or NLS-4. Our ability to generate future revenues from product candidate sales depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progress the pre-clinical and clinical development of our product candidates, namely Quilience, Nolazol and NLS-4;

●	developing and obtaining regulatory approval for registration studies protocols for our product candidates, namely Quilience, Nolazol and NLS-4;

●	subject to successful completion of registration and clinical trials of Quilience, Nolazol and NLS-4, applying for and obtaining marketing approval;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for our product candidates, if marketing approval is received;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of narcolepsy, IH, ADHD and Long-COVID;

●	obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	obtaining and maintaining CIV labeling (no FDA imposed boxed warning, commonly referred to as a “Black Box” warning) of our lead product candidate Quilience and follow-on product candidates, Nolazol and NLS-4;

●	establishing and nurturing relationships with the leading prescribers of narcolepsy, ADHD and Long-COVID prescriptions in the United States; and

●	attracting, hiring, and retaining qualified personnel.

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

As of December 31, 2022, our cash and cash equivalents were approximately $8.9 million, and we had a working capital surplus of $5.9 million and an accumulated deficit of $58.2 million. Based upon our currently expected level of operating expenditures, we believe that our current cash on hand and access to existing financial arrangements will be sufficient to fund our projected operating requirements for at least one year from the issuance of the financial statements included elsewhere in this annual report. We expect that we will require substantial additional capital to commercialize our product candidates and put in place multiple options to raise the funds necessary to support our operations. However, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, during or after the COVID-19 pandemic. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares or our publicly traded Warrants to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We do not currently operate manufacturing facilities for clinical production of Quilience, Nolazol, or NLS-4. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We will rely on third-party manufacturers to produce bulk drug products required for our clinical trials and commercial sales, if any. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed process validation for the drug substance manufacturing process. Process validation involves a series of activities taking place over the lifecycle of the product and process. If our contract manufacturers are not approved by the FDA, or other regulatory bodies, our commercial supply of drug substance will be significantly delayed and may result in significant additional costs. If the FDA does not consider the result of the process validation or required testing to be satisfactory, regulatory approval and/or commercial supply after launch may be delayed. The FDA and similar foreign regulatory bodies may also implement new requirements, or change their interpretation and enforcement of existing requirements, for manufacturers, packaging or testing of products at any time. If we, or our contract manufacturers are unable to comply with such process validation or other requirements, we may be subject to regulatory, civil actions or penalties which could harm our business.

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

As of the date of this annual report, our key employees and consultants include our Chief Executive Officer, Mr. Alexander Zwyer, our Chief Scientific Officer, Eric Konofal, and our Chief Medical Officer and Global Head of Research and Development, Dr. George Apostol. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the senior management and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to senior management and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote.

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

Our industry is highly regulated and changes in law may adversely impact our business, operations, or financial results. The PPACA was a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

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

The collection and use of personal health data in the EU are governed by the provisions of the Data Protection Directive and the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, including Switzerland, are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect our business, financial condition, prospects, results of operations and reputation.

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

The trading price of each of our common shares and Warrants is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of the symptoms of narcolepsy, ADHD, or any other indication that we may seek to develop, or the use of mazindol to treat any such indications;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of pharmaceuticals;

●	the depth of the trading market in our common shares and Warrants;

●	economic weakness, including rising or sustained high interest rates and high inflation, or political instability in particular foreign economies and markets;

●	business interruptions resulting from a local or worldwide pandemic, pandemics (such as the COVID-19 pandemic), geopolitical instability (such as the war in Ukraine), and other conditions beyond our control;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our common shares and Warrants, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

We have identified material weaknesses in our internal control over financial reporting. If our remediations are not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial conditions or results or operations, or prevent fraud, which may adversely affect investor confidence in our Company and as a result, the market price of our common shares and Warrants.

As a public company, we are required to maintain internal control over financial reporting and will be required to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an EGC as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. If we fail to remediate the material weaknesses, or are otherwise unable to maintain effective internal control over financial reporting, management could be required to expend significant resources and we could fail to meet our public reporting requirements on a timely basis, and be subject to fines, penalties, investigations or judgements, all of which could negatively affect investor confidence and adversely impact our stock price.

As of December 31, 2021, we have material weaknesses in our internal control over financial reporting, relating to a lack of sufficient number of trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

During the year ended December 31, 2022, we have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting, including hiring of additional accounting consultants, including a Chief Financial Officer with U.S. GAAP knowledge and experience to review the accounting work done by third-party resources and initiating preparation of quarterly financial statements internally to identify and evaluate accounting treatment of any new activity and publish our half-yearly and yearly financial.

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

We continue our commitment to alleviate all of the remaining issues in our internal control over financial reporting during 2023 with the improved oversight of our accounting department and our reliance on third-party providers.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2022. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the common shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Consequences-Passive Foreign Investment Companies” for additional information.

We have not paid, and do not intend to pay, dividends on our common shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our common shares.

We have never declared or paid cash dividends on our common shares. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Moreover, Swiss Law imposes certain restrictions on our ability to declare and pay dividends. See Item 8.A. “Dividends” for additional information.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not EGCs including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common shares and Warrants less attractive because we may rely on these exemptions. If some investors find our common shares and Warrants less attractive as a result, there may be a less active trading market for each such traded security, and the trading price of each may be more volatile and may decline.

The requirements associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and Nasdaq may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses, particularly after we are no longer an EGC as defined in the JOBS Act. We estimate that these expenses will be in excess of one million dollars annually. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

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

In accordance with the revision of the Swiss corporate law, effective January 1, 2023, or the Revision, Swiss law allows our shareholders to implement a so called capital band (Kapitalband) in the articles of association which authorizes the board of directors to increase and/or decrease the share capital within a certain bandwidth without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and the authorization must be renewed by the shareholders every five years. Additionally, subject to specified exceptions, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Based on the Revision, a Swiss corporation may pay interim dividends (“Zwischendividende”) if the corporation has sufficient distributable profits during the current fiscal year. The remaining provisions applicable to the dividends are also applicable to the interim dividends. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital-the aggregate nominal value of a company’s issued shares-only by way of a capital reduction. As of December 31, 2022, we had CHF 41,962,674 (approximately $45,949,128) of qualifying capital contributions and CHF 648,578 (approximately $668,555) of registered share capital (consisting of 32,428,893 common shares each with a nominal value of CHF 0.02 and no preferred shares)) on our audited statutory balance sheet (which audit was performed by our independent registered public accounting firm), as required pursuant to Swiss law. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless we increase our share capital or our reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

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

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

NLS was established on June 10, 2015 as a Swiss limited company. Our registered office is located at The Circle 6, Postfach, 8058 Zurich, Switzerland.

In 2016, we acquired several patents from Assistance Publique - Hopitaux de Paris, or AP-HP, in France, including for our lead compound mazindol. Since our founding, we have assembled an experienced leadership team with a track record of developing and repurposing products to treat rare neurological disorders. Our Chief Executive Officer, Alexander Zwyer, has held a variety of senior leadership roles of increasing responsibility in the pharmaceutical industry, including global roles in business development, marketing, commercial, operations and general management. We complement our management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of our current focus, rare hypersomnolence (specifically, narcolepsy) and complex neurodevelopmental disorders.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

In 2022, 2021 and 2020 our capital expenditures amounted to $0, $39,560, and $0, respectively. Our current capital expenditures are primarily for software and office furniture substantially all in Switzerland, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication), IH (follow-on indication) and potentially ADHD (back-up indication). We believe that this unique mechanism of action will also enable Mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or non-existent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities, or NCE’s, from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. We believe that our streamlined clinical development approach has the potential to advance our product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, we believe, exists with respect to the development of our lead product candidate, Quilience, and follow-on product candidate, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating).

Our discovery platform currently focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state, and, we believe these may potentially offer new treatment options for patients, including for those patients who are refractory to currently available treatments. We recently announced pre-clinical results of NLS-4, our next-generation wake-promoting drug candidate, for the chronic fatigue syndrome, or CFS, associated with the symptoms of Long-COVID, also known as Chronic Fatigue caused by COVID -19 infection.

Our current focus is in the therapeutic areas of rare hypersomnia disorders (conditions highlighted by EDS) and complex neurodevelopmental disorders, and includes our lead product candidate: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and our follow-on candidate Nolazol, for the treatment of IH. We initiated our clinical development with a Phase 2 clinical trial in the third quarter of 2021, in adult patients with narcolepsy. We published positive interim top-line results from our Phase 2 clinical trial in March 2022. As a result, we intend to apply for expedited development program(s) facilitated by the FDA, such as Breakthrough Therapy and/or Fast Track designations and by the European Medicines Agency, or EMA, such as PRIME. We have completed a Phase 2 clinical trial evaluating the safety and efficacy of Nolazol in adults with ADHD in the U.S. Although further clinical development of Nolazol in ADHD is on hold, given the positive outcome of this trial, we may initiate Phase 3 clinical trials after we receive approval to commercialize Quilience. We also intend to seek FDA and other regulatory approval for Nolazol for use in children with ADHD, which requires additional nonclinical work, as well as staged clinical work in determining safe dosing and monitoring. In addition, following our current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, we intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional pre-clinical and clinical studies.

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary controlled release, or CR, formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000’s, before being voluntarily withdrawn from the market for commercial reasons and is no longer available nor marketed in these regions. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug. We have entered into an agreement with Novartis Pharma AG for the exclusive rights to mazindol in the U.S. and intend to use the toxicology, clinical safety and tolerability, and CMC intellectual property from the mazindol NDA to support a marketing application for Mazindol ER for the treatment of narcolepsy.

We believe that our lead product candidate, Quilience, offers a meaningfully differentiated product profile over current treatment options for the following reasons:

●	Mechanism of action. If approved, Quilience would be the only partial orexin 2 receptor agonist approved by the FDA, as well as the only triple monoamine reuptake inhibitor approved by the FDA for the treatment of narcolepsy. Narcolepsy is caused by a profound loss of orexin producing neurons and a partial orexin 2 receptor agonist may help to replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency and reduce disease specific symptoms. In addition, its unique dual mechanism of action as also a monoamine triple reuptake inhibitor further acts to reduce disease specific symptoms, offering patients a treatment option that may address simultaneously and in concert the two primary symptoms of narcolepsy.

●	Low potential for abuse and misuse and diversion. Mazindol is a Schedule IV controlled substance as classified by the DEA. The DEA defines Schedule IV controlled substances as those “with a low potential for abuse and a low risk of dependence.” Unlike sodium oxybate (Xyrem), the top-selling medication for narcolepsy in the United States, historically mazindol never required a REMS to manage known or potential serious risks associated with its use.

●	Quilience is expected to be administered as a monotherapy. Narcolepsy is a complex spectrum disorder to manage and even with available approved medications, the majority of narcolepsy patients often require multiple medications to treat their symptoms. According to the current treatment guidelines (initially published in 2007) of the AASM, approved medications for narcolepsy, at best, provide only moderate improvement in narcolepsy symptoms and their respective side effects may limit their use. The AASM specifically highlights that future investigations should be directed toward development of more effective and better tolerated therapies and primary prevention. The Voice of the Patient report from the FDA’s patient-focused drug development initiative, published in 2014, concluded that, based on the overall benefit-risk assessment of currently approved medications, there is a continued need for additional effective and tolerable treatment options for patients with narcolepsy. A retrospective analysis (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6) showed that mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on the two primary symptoms of narcolepsy, EDS and cataplexy.

●	Quilience is expected to have minimal drug interactions. Based on the results of five in vitro metabolism studies, Mazindol ER has a very low potential for drug interactions In the lab, mazindol did not interact with any of the enzymes that metabolize drugs in humans. Its metabolism was also not influenced by any well-known enzyme inhibitors or stimulants. One of its metabolites (representing less than 12% of mazindol) showed some interactions with a minor metabolic enzyme named P-glycoprotein (Pgp) and this interaction will be further investigated in humans. Nevertheless, mazindol showed significantly less interactions with metabolic enzymes than any other narcolepsy treatment.

●	Quilience is being developed as a once-daily oral tablet administered in the morning upon wakening. Patients have identified a need for treatment options that are easier to take, dosed less frequently, do not disrupt night-time sleeping and provide full day coverage of symptoms. We believe that once-daily dosing with Quilience may address this need and may help improve patient compliance and adherence with treatment. Quilience utilizes our proprietary extended-release formulation and is being designed to optimize its pharmacokinetic and pharmacodynamic properties with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long-acting symptom control to uniquely meet the needs of patients.

Leveraging our scientific insights and direct hands-on clinical experience, we are developing compounds that we believe have innovative mechanisms of action with positive therapeutic profiles and represent a differentiated treatment option to overcome the limitations of the current therapies. For example, Quilience and Nolazol are agents that differ significantly from available treatments in their apparent dual mechanism of action. In addition to their action as a triple monoamine reuptake inhibitor that blocks serotonin, norepinephrine, and dopamine transporters, they also target the orexin pathway as a selective (in relation to the orexin-1 receptor) partial agonist of the OX2R. This activity could provide cortical regulation of the lower brain, and thereby lead to improved attention and inhibitory control, while also improving regulation of executive function and inhibitory control which would provide both “top down” and “bottom up” regulation of the brain. Orexin neurons (located in a part of the brain known as the hypothalamus) are multi-tasking neurons that serve as key modulators to several vital functions, including sleep-wake states, attention, feeding behavior, energy homeostasis, reward systems, cognition and mood throughout the cerebral cortex, and as such, the orexin system is a central promoter of wakefulness. A drug that targets orexin could potentially increase arousal in individuals with ADHD, which could be useful in individuals who have a low level of arousal or motivation, as is not infrequently the case in individuals with ADHD. To the best of our knowledge, no currently available medication for ADHD or for the treatment of EDS and cataplexy, the two main symptoms associated with narcolepsy, has effects on the orexin system. In addition to narcolepsy and ADHD, we believe that our product compound, Mazindol ER, may have therapeutic potential across a range of diverse CNS conditions such as RLS, IH, OSA, Kleine-Levin-syndrome, daytime sleepiness due to myotonic dystrophy Type 1 (DM1) and Prader Willi Syndrome, given the mechanism of action.

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

Business Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company that is patient-focused on the development of transformative therapies that address critical unmet needs in rare and complex CNS and neurodevelopmental disorders, such as Central Disorders of Hypersomnolence (which include narcolepsy as well as IH) and ADHD. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually seek out-licensing and asset sale transactions that we believe will allow us to drive greater value for our shareholders. The key elements of our business strategy are to:

●	globally develop Quilience for narcolepsy in adults (lead project);

●	pursue new indications beyond narcolepsy (e.g., Quilience in IH) (follow-on projects); and

●	explore expansion of our growing product pipeline either through in-house innovation or in-licensing.

Our Portfolio and Lead/Follow-On Product Candidates

Quilience for Treatment of EDS and Cataplexy in Narcolepsy (Lead Product Candidate)

Narcolepsy is a rare chronic primary sleep disorder characterized by two main symptoms:

●	EDS: This symptom is the inability to stay awake or alert throughout the day and, in general, EDS interferes with normal activities on a daily basis, whether or not a person with narcolepsy has sufficient sleep at night. People with EDS report mental cloudiness, lack of energy and concentration, memory lapses, depressed mood, and/or extreme exhaustion.

●	Cataplexy: This symptom consists of a sudden loss of muscle tone that leads to muscle weakness and a loss of voluntary muscle control, while being fully conscious. It can cause symptoms ranging from slurred speech to total body collapse, depending on the muscles involved, and is often triggered by intense emotions such as surprise, laughter, or anger.

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

After obtaining an IND approval mid-2021, we initiated a Phase 2 clinical trial in the third quarter of 2021 to evaluate Quilience as a once-daily monotherapy for the treatment of EDS and cataplexy, the primary symptoms of narcolepsy. This proof-of-concept, or PoC, trial was conducted in approximately 20-25 specialized centers across the U.S. and positive top-line results were announced on September 27, 2022.

As a result of the subsequent open label extension, or OLE, interim data results discussed more fully below, we intend to pursue an expedited development program with the FDA under the Breakthrough Therapy and Fast Track designation programs, as well as potentially a similar program, PRIME, with the EMA. Collectively, these programs are designed to expedite the development and review of drugs intended to treat serious conditions and fill an unmet medical need. We believe Quilience may qualify for these programs based on (i) positive real-world evidence, namely, previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under France’s Authorization Treatment Use program for 17 years in patients who failed to respond or could not tolerate the available approved treatments, (ii) its dual mechanism of action as a serotonin-norepinephrine-dopamine reuptake inhibitors, or SNDRI, and partial OX2R agonist, which we believe are crucial in addressing the underlying symptoms of both EDS and cataplexy, providing a pharmacological profile targeting multiple CNS pathways, and (iii) the limited availability of treatments that successfully treat both cataplexy and EDS in narcolepsy.

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

While symptomatic improvement is possible, patients’ needs are usually not met and the therapeutic effects of the currently approved treatments remain inadequate for most patients, including lack of symptom control, variable efficacy, rebound sleepiness and rebound cataplexy, troublesome side effects, inconvenience, and high potential for abuse. Given the considerable burden of the condition, the adverse effects on the health of narcolepsy patients, and the limitations of available medications, there is a critical unmet need for additional treatment options. Quilience is a triple monoamine reuptake inhibitor, a SNDRI and partial agonist of the OX2R that may mimic the natural sleep-wake process by activating and further enhancing the brain mechanisms that promote and regulate wakefulness. We believe Quilience may bridge this considerable treatment gap and that the current narcolepsy landscape may provide an opportunity to establish ourselves as a leader in this space.

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

A retrospective, multi-center, observational study of this real-world data, financed by the French Health Ministry, and conducted in part by certain members of our team and members of our Scientific Advisory Board (prior to their work with us), was performed to evaluate the effectiveness and safety of mazindol in real-world, clinical practice. A total of 94 patients with narcolepsy, and suffering from cataplexy, including adults and children, with a mean 30 months of treatment exposure were included in the analysis to evaluate the effectiveness of mazindol on improving EDS. Mazindol noticeably improved EDS (p<0.0001), as measured by the ESS, a validated patient-reported measure of the patients’ recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in other narcolepsy-related Phase 3 clinical trials. An analysis was also performed assessing the effectiveness of mazindol in controlling cataplexy in 62 patients and demonstrated a statistically significant reduction in the frequency of cataplexy episodes (p<0.0001). The ESS score before mazindol was 18.0 ± 3.1 and decreased to 13.6 ± 5 after mazindol, for a change of -4.2 (p<0.0001). In addition, the change in weekly cataplexy rate before and after mazindol changed from 4.6 ± 3.1 (before mazindol) to 2.0 ± 2.8 after mazindol (for a change of -2.7) (p<0.0001).

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

In addition to EDS, cataplexy and other symptoms of altered REM sleep, people with narcolepsy type 1 are prone to gain significant weight, which may be due to the loss of orexin. Soon after narcolepsy onset, children can rapidly gain 5-15 kg (approximately 11 to 33 pounds) and adults with type 1 are often overweight or obese, despite normal caloric intake and activity levels. Given that the active molecule in Quilience was previously approved for the management of exogenous obesity and its multifunctional mechanism of action targets two pathways known to be implicated in obesity, Quilience may also help to counter this negative effect of weight gain associated with narcolepsy.

Recently, we received a granted patent (U.S. Patent No. 11207271), from the U.S. Patent and Trademark Office which covers oral formulations containing immediate-release and sustained-release layers of mazindol and their use in the treatment of attention deficit disorders (ADD or ADHD), related deficit of alertness or decline in vigilance, or EDS (e.g., narcolepsy, IH).

The patent has a term that expires no earlier than March 2037. Based on its current clinical development plans to obtain regulatory approval, we intend to list the patent in FDA Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book, if it receives market approval.

In January 2023, we announced the new in vitro study results demonstrating the agonist effect of Mazindol ER at the Orexin-2 Receptor (OX2R). Two identical studies measuring differing concentrations of Mazindol ER confirmed significant OX2R partial agonist activity at 30μM or higher. Notably, findings show that Mazindol ER showed strong OX2R partial agonist activity by cellular and nuclear receptor functional assays. Results showed pEC50 (a logarithm measure of drug potency expressing a concentration that is effective in producing 50% of the maximal response) values of 4.7 to 5 for mazindol on the OX2R, indicating a strong OX2R partial agonist. Additional pre-clinical in vivo studies are currently underway to confirm OX2R activity. A pilot study in OXR2 KO mice animal model compared favorably with investigational drug, TAK-925, an orexin 2 receptor agonist. Supplementary studies to further characterize OX2R activity as well as activity at OX1R are planned for the first half of 2023. NLS Pharmaceutics plans to present the study results at a scientific meeting later this year.

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

Many patients with narcolepsy have cardiovascular risk concerns, including hypertension, and treatment with sodium oxybate contributes 1,100-1,640 milligrams, or mg, to an individual’s daily sodium intake, in comparison to a total daily intake of 1,500 mg as recommended by the American Heart Association. Additionally, life-style changes are also often needed when being treated with sodium oxybate, including the avoidance of alcohol and other medications that may cause sedation and due to its profound sedation and hypotonic effects, a change in living arrangements may be needed if living alone or the need to seek different and multiple treatment options when becoming a parent. Yet, despite these severe limitations, sodium oxybate (Xyrem) continues to be the market leader in the United States.

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

The active molecule in Quilience was also prescribed under compassionate use for the treatment of IH, providing positive real-world evidence of its benefit in improving EDS specifically in patients with IH. We have received orphan drug designation from both the FDA and the European Commission for the treatment of IH and this designation is expected to provide us initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively. Additionally, the recently granted patent for a proprietary modified-release formulation, provides patent protection through 2037 in the United States.

Quilience Development Program

We initiated a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021 and concluded the trial in the third quarter of 2022. The primary endpoint of the study was the change from baseline in EDS, as measured by the ESS. The key secondary endpoint is the change from baseline in the weekly number of cataplexy attacks in the anticipated subset of patients with cataplexy. The trial design is shown below:

The trial was being conducted in 21 clinics in the U.S. and enrolled 67 patients with both narcolepsy Type 1 and Type 2, who received treatment with either 3mg of Quilience (Mazindol ER) once daily or placebo. Patients in the trial were randomized 1:1 into each treatment arm. All patients who completed the Phase 2 study, named POLARIS, were eligible to participate in the OLE study and continued once-a-day treatment with Mazindol ER 3 mg for up to six months as monotherapy (no concomitant wake-promoting or anti-cataplexy treatments were allowed). On January 30, 2023, we announced that 87% of patients who completed the POLARIS Phase 2 study requested to continue monotherapy treatment with Mazindol ER in the six-month OLE study rather than transition to other therapies and had achieved its final patient visit.

In September 2022, we announced top-line data relating to our Phase 2 clinical trial for the use of Mazindol ER in patients with narcolepsy. Of the 60 patients targeted for full enrollment in the U.S. Phase 2 trial (Study NLS-1021), 67 were randomized and completed the study for the final analysis. The final database included 33 patients on treatment and 34 patients on placebo, with balanced mean baseline ESS scores (17.9 for treatment and 18.0 for placebo). Approximately one-third of patients enrolled in the interim analysis were diagnosed with narcolepsy type 1, or NT1, and suffer from both EDS and cataplexy symptoms. Eligible NT1 patients must have moderate to severe disease according to the study protocol - defined as having more than 3-4 cataplexy attacks per week. Study participants on treatment were required to undergo a 1-2-week wash out period (depending on prior therapy). After the wash out period, participants are randomized to receive either once-daily treatment with Mazindol ER 2mg for week 1 and 3mg for weeks 2-4, or placebo for 4 weeks.

For EDS, the trial’s primary endpoint, the ESS least squares, or LS, means change from baseline to each visit and the standard error (SE) of Quilience® (NLS-2) versus placebo were all statistically significant at week 1 -4.3 (1.13) versus -1.1 (1.06) (p=0.0055), at week 2 -4.7 (1.14) versus -1.3 (1.06) (p=0.0035), at week 3 -5.0 (1.18) versus -1.6 (1.09) (p=0.0045), and at week 4 -5.8 (1.23) versus -2.1 (1.14) (-6.26, -1.15; p=0.0045).

Observed Mean Change from Baseline in ESS:

The change from baseline to Week 4 in total number of cataplexy episodes decreased over time in both treatment groups. While the change from Baseline to Week 4 in Total Weekly Cataplexy Episodes was larger in the Mazindol ER group (mean [SD] –14.3 [9.50]) than in the placebo group (–6.1 [6.30]), there was no statistically significant difference between the groups (p = 0.23) due to smaller sample size (only ~1/3 of the study population were NT1 patients).

Observed Mean Change from Baseline in Weekly Cataplexy Episodes:

The treatment arms were balanced in terms of patient demographics, baseline levels, and disease characteristics. Quilience® was well-tolerated and no safety concerns were identified. No serious adverse events were reported. With regard to the reduction in cataplexy attacks in narcolepsy Type 1 patients (NT1), a key secondary endpoint, Quilience® consistently outperformed placebo at all time points. In the trial’s OLE study, 87% of patients including those with NT1, elected to rollover and receive Quilience® for up to 6 months as a monotherapy

Mazindol ER was generally safe and well-tolerated in the recently completed Phase 2 trial. There were 66 patients in the Safety Population (all patients who received mazindol). Treatment emergent adverse events, or TEAEs, were reported by 48.5% (16/34) of patients receiving Mazindol ER and 23.5% (8/33) of patients receiving placebo. There were no unexpected adverse events. There were zero severe and zero serious TEAEs reported for either the placebo or the Mazindol ER groups. In addition, zero patients discontinued Mazindol ER due to TEAEs. The most common TEAEs for the Mazindol ER group was dry mouth (21.2% [7/34]) followed by nausea (9.1% [3/34]), and decreased appetite (9.1% [3/34]). The most common TEAEs for the placebo group were split equally among dry mouth (2.9% [1/34]), urinary tract infection, (2.9% [1/34]), and headache (2.9% [1/34]). Other than an expected reduction in body weight and a moderate increase in heart rate (~11.3 bpm), there were no other significant ECG, labs, or vital signs changes on mazindol versus placebo.

In addition, patients that participated in our Phase 2 trial were able to participate in our OLE study. The OLE study enabled patients completing the randomized controlled trial to access treatment with Mazindol ER without any background stimulant and/or anti-cataplexy treatment for up to 6 months. As of the data collection date for the Phase 2 interim analysis (November 7, 2022), of the 60 patients who completed the randomized controlled Phase 2 trial, 52 patients (or 87% of completers) elected to roll over into the OLE study. Patients treated with Quilience® in the randomized Phase 2 trial continued to improve after rolling over into the OLE study. Placebo patients in the randomized Phase 2 trial who received Quilience® in the OLE study achieved comparable results to treated patients in the Phase 2 trial. Safety and tolerability of Quilience® were similar between the randomized trial and OLE study.

For patients treated with Quilience® in the randomized Phase 2 trial, EDS based on the ESS improved by an additional 1.8 points in the OLE study by the fourth month of treatment (double-blind and OLE treatment combined). At that timepoint, the mean ESS score for these patients reached 9.2, with lower scores denoting an improvement in the condition (improved wakefulness). Importantly, ESS scores of 10 or below are considered to be typical scores for patients without narcolepsy. As an extension of the 4-week randomized treatment period in the Phase 2 trial, these data indicate that maximum efficacy for EDS with Quilience® is reached at approximately 3 months of treatment. Overall, the mean score for these patients declined by approximately 8.7 points from their baseline levels at the start of the randomized Phase 2 trial to month 3 in the OLE study.

For patients that received placebo in the DB Phase 2 trial and rolling over to receive Quilience® in the OLE study, EDS scores declined to levels comparable to those treated with Quilience® in the randomized trial at Week 4. This effect was maintained through month 3 in the OLE study, with EDS scores just above the “normal” range.

For patients diagnosed with cataplexy and treated with Quilience® in the randomized Phase 2 trial, the mean number of weekly cataplexy episodes was approximately 8 at the end of the 4-week DB period, down from a baseline level of approximately 17.5 at the beginning of the trial. During the OLE study, mean weekly cataplexy episodes for these patients declined to 2.1, and remained relatively stable in the 2 to 4 range through week 12.

Notably, there were patients diagnosed with Narcolepsy Type I who achieved zero weekly cataplexy episodes in the OLE study, with some of those maintaining this effect through week 12 and beyond. Below is an example of one of those patients:

Given the success of our Phase 2 clinical trial, we intend to commence a Phase 3 randomized, double-blind, placebo controlled, parallel study in adult patients with narcolepsy type 1 and type 2, subject to receiving authorization to proceed into Phase 3 development.

Additional clinical studies may be required for regulatory approval necessary to commercialize Quilience, such as clinical pharmacology studies, and, if needed, we intend to conduct these studies in parallel with our Phase 3 program, subject to agreement with the FDA and other applicable regulatory authorities. On March 29, 2023, we met with the FDA for a post-Phase 2 meeting. We are awaiting the official meeting minutes from the FDA wherein we will review the proposed regulatory path. We currently expect to commence a Phase 3 program in mid-2023.

On May 2, 2023, we announced that the FDA provided authorization to proceed with the Phase 3 clinical program (AMAZE) for Quilience® (Mazindol ER). The AMAZE Program will encompass two double-blind Phase 3 trials (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy, commencing in the third quarter of 2023 at multiple sites in the U.S.

Both phase 3 trials, NLS-1031 and NLS-1032, will measure the weekly cataplexy episodes as the primary endpoint over eight weeks of treatment. Patients who complete these studies will be offered participation in a 12-month OLE study (Study NLS-1033). To be eligible for enrollment into the program, patients must be at least 18 years of age and have been diagnosed with narcolepsy with cataplexy.

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

In November 2022, we launched the Named Patient Program, or NPP, to provide access to Mazindol ER for the treatment of IH where this medication would not otherwise be available for this indication in certain countries. The NPP for IH was launched in the United Kingdom and we expect to expand to other countries. We partnered with a third-party pharmaceutical company to expand access, early access and compassionate use programs to provide treatment of IH with Mazindol ER where it would otherwise not be available.

In January 2023, we announced a technology patent grant covering Mazindol ER for treatment of ADHD and IH in Hong Kong. This further supports our global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe & Canada.

We have successfully launched NPP and secured additional patent grants, that coupled with successfully entering into other expedited development programs, could allow Quilience to reach the market and patients sooner.

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

[1] Central Disorders of Hypersomnolence (including but not limited to narcolepsy type 1 / type 2, IH, etc.)

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

Nolazol for the Treatment of ADHD (Back-up Program Product Candidate)

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

ADHD Overview and Market Opportunity

ADHD is a chronic neurodevelopmental disorder affecting children, adolescents and adults and is characterized by an ongoing pattern of inattention and/or hyperactivity-impulsivity and is associated with clinically significant impairments in executive functioning. In addition, ADHD is one of the most commonly diagnosed neurodevelopmental disorders in school-age children and it often persists into adulthood. It is characterized by symptoms of inattention and/or hyperactivity-impulsivity, and affects cognitive, academic, behavioral, emotional, and social functioning. An estimated 8.4% of children and 5% of adults in the United States have a current diagnosis of ADHD, and if left untreated can lead to poor occupational and psychosocial outcomes. In the United States, the research firm IBISWorld has reported that the ADHD market is currently worth $9.7 billion and projected to reach a market value of $14.4 billion in 2023. Furthermore, based on a report by Grand View Research, Inc., ADHD is the 12th most prevalent therapeutic indication for dispensed prescriptions and is predicted to grow at a 6.4% compounded annual growth rate until 2030. Despite their CII classification and black box warnings and safety liabilities, revenues of the market leader Vyvanse, as reported by Shire, were $2.5 billion in 2019, and revenues of the leading methylphenidate product Concerta (Johnson & Johnson) were $622 million in 2020, as reported by Johnson & Johnson. Furthermore, based on a report from LifeSci Capital, it is estimated that CNS stimulants - amphetamine and methylphenidate containing products, represent approximately 90% of all ADHD drug sales.

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

Our Solution: Nolazol - Next-Generation ADHD Therapeutic

We believe a large market opportunity exists for a non-CII stimulant, such as Nolazol, that uses mazindol controlled release as its active ingredient; mazindol has been classified as a CIV stimulant, due to its low risk of abuse and tolerance.

Given its unique binding profile (specifically, as an OX2R agonist), in addition to its classification as a CIV stimulant, we believe Nolazol could be transformative for the ADHD treatment landscape. Nolazol is a triple monoamine reuptake inhibitor and also a partial agonist of the OX2R, which we believe is an important, unique and differentiating factor relative to other ADHD treatments. In our clinical studies conducted to date, Nolazol has been well-tolerated and there were no treatment-related serious adverse effects or discontinuations. In terms of abuse potential, Nolazol has an already established low risk of abuse, as previously determined by the DEA when mazindol, its active ingredient, was scheduled as a CIV substance, underscoring the awareness and agreement that Nolazol has a lower risk of abuse than CII stimulants. In addition, based on the current DEA classification of mazindol as a CII stimulant, we expect that Nolazol will continue to be without a Black Box warning in the U.S., which is another important differentiator relative to both CII stimulants and the current non-stimulants in use today to treat ADHD.

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

The primary endpoint was met, showing statistically significant improvement versus placebo, in favor of Nolazol. The LS scores from baseline were -18.9 for Nolazol and -5.7 for placebo, with a LS mean difference between Nolazol and placebo of -13.2 (95% CI, -18.7, -7.6). The results were found to be consistent across all sensitivity analyses, establishing that the large placebo-adjusted effect size of 1.09 was not biased by any of the statistical methods used.

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

Phase 2 Pediatric Clinical Trial

A Phase 2 open-label pilot study in France was conducted in 2015 by Eric Konofal, one of our founders and Chief Scientific Officer, and others while at AP-HP. This study evaluated the efficacy, safety, and tolerability of mazindol in 24 children, aged 9 - 12 years, and diagnosed with ADHD. All enrolled patents had a low rate of response to methylphenidate, which is a first-line treatment in children with ADHD. All patients received the same fixed dose of mazindol daily for seven days, followed by a three-week drug-free safety observation period. The mean change from baseline in the parent rated and clinician rated ADHD-RS-IV total score after 7 days of treatment was -24.1, with >90% improvement in ADHD symptoms from baseline (p<0.0001), pointing to a viable long-acting treatment option, assuming it is shown to be safe, as determined by applicable regulatory agencies. Additionally, the mean change in the parent rated and clinician rated ADHD-RS-IV total score from end of treatment (Week 1) to the final observation visit (Week 4) demonstrated statistical significance (p<0.0001), indicating significant alteration in the level of symptomology of ADHD after mazindol withdrawal. The figure below summarizes the results of the primary endpoint.

Mazindol was well tolerated in children with ADHD. Adverse events included decreased appetite, headache and abdominal pain and there were no clinically significant changes in laboratory values, ECG, blood pressure, heart rate, or body weight. This clinical trial provided proof-of concept data, potential benefit, and supported the advancement into a more expansive Phase 2 trial.

Phase 3 Development Strategy

Having successfully met both the primary and secondary endpoints in our initial Phase 2 trial, we may plan to further the development of Nolazol as a back-up candidate at a later stage to support filing for marketing and commercialization approval initially in adults in the United States, followed by children and adolescents.

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

NLS-4

NLS-4 is a next-generation selective dopamine reuptake inhibitor. We believe that NLS-4 is the only wake-promoting compound without any rebound hypersomnia. This “hypnolytic effect” of NLS-4 is thought to be due to the compound’s ability to prevent increased sleep need following sleep loss as supported by the recently published pre-clinical results. With the promising results from the cutting-edge preclinical fatigue study in animals, and the apparent absence of CYP450 enzyme induction, NLS-4 appears to have a superior profile compared to the widely used drug modafinil, and potentially represents an important milestone in the development of this next generation wake-promoting agent.

We recently announced final results from a preclinical study for NLS-4. The aim of the study was to examine the effectiveness of NLS-4 in comparison with modafinil. NLS-4 is designed to be a more potent next generation modafinil that does not induce the hepatic toxicity associated with long-term modafinil use. In the study’s Long-COVID animal model, NLS-4 improved circadian rhythm dysregulation and CFS in subject animals. Based on the results, we believe that NLS-4 should improve recovery from CFS in humans at a dose that is four times lower than that used for modafinil.

Based on the results, we believe that NLS-4 offers promise to become a foundational treatment for the chronic fatigue associated with the symptoms of Long-COVID (also known as Myalgic encephalomyelitis/chronic fatigue syndrome, or ME/CFS). We intend to advance the clinical development of NLS-4, as the unmet medical need for improved fatigue treatments is growing with more patients surviving infection with COVID-19 and its variants.

ME/CFS is a debilitating chronic disease with a worldwide prevalence of 0.3–0.8%  in the human population. Profound mental and physical fatigue and cognitive impairment are amongst the key symptoms of ME/CFS. ME/CFS is classified by the World Health Organization as a neurological disease. In a recent study published in the journal, Clinical Infectious Diseases, a team of researchers examined the risk factors and prevalence and impact of Long-COVID, among a representative sample of adults in the U.S. and reported that close to 19 million U.S. adults suffer from Long-COVID. According to a 2023 study by  Nature Reviews Microbiology, at least 65 million individuals worldwide are estimated to have Long-COVID, with cases increasing daily.

Additional Pre-Clinical Compounds

NLS-3

NLS-3 (Levophacetoperane SR) is a repurposed reverse ester of methylphenidate, a well-documented psychostimulant marketed for treatment of ADHD since the end of the 1950s. Animal experiments and tox studies have demonstrated a very satisfactory safety benefit and more recently, using the behavioral sensitization test in C57BL/6 mice, it has been reported that NLS-3 (3 mg/kg) vs methylphenidate (6 mg/kg) or d-amphetamine (2 mg/kg) was not potentially addictive on this contextual sensitization and cross-sensitization to d-amphetamine test pointing-out this stimulant as less addictive than marketed Scheduled II drugs in ADHD.

NLS-8

NLS-8 (Melafenoxate) is a melatonin ML1A receptor agonist, improved scopolamine-induced amnesia. In a preclinical study to test the effects of NLS-8 on memory in a model of Alzheimer’s Disease, the scopolamine-induced amnesia in the novel object recognition test in mice. C57BL/6 male mice, 6 groups (N=16 mice/group), were subjected to two 12-min trials, 90-min apart, in the NOR test: a sample (acquisition) trial during which they were exposed to two identical objects, and a choice (retention) trial during which they were exposed to two different objects presented, the familiar object (presented at the sample trial), and the novel object. They received 30 min before the sample trial i.p. injections of vehicle (control group), of scopolamine, of scopolamine + donepezil (1 mg/kg) or of scopolamine + NLS-8 (50, 100 or 150 mg/kg). Scopolamine was injected at 1.2 mg/kg. The results of this pre-clinical study showed that NLS-8 improved amnesia induced by scopolamine suggesting that NLS-8 may improve memory and reduce cognitive symptoms of AD. These effects were significant at doses of 50 and 150 mg/kg and was close to significant at the dose of 100 mg/kg.

NLS-11

NLS-11 (Benedin) (formerly SCH-5472) is a norepinephrine and dopamine reuptake inhibitor and muscarinic M1, M2, M3 receptor antagonist. In a preclinical study, 57BL/6 male mice, 8 groups (N = 16 mice/group), were subjected to the effect of NLS-11 (0.1, 0.5, 1 mg/kg) and compared to those of vehicle and of donepezil (2 mg/kg). Long-term episodic memory was tested in the NOR test, using a 3-days interval between the acquisition session (called sample trial) and the retention session (called choice trial). The results of the study showed NLS-11 improved the recognition of the familiar object, i.e. improved memory and suggest that NLS-11 induced a long-term memory improvement which was significant and of the same extent to that induced by donepezil. At doses tested, NLS-11 did not reduce exploratory behavior, contrary to donepezil, suggesting that NLS-11 may induce less side effect than donepezil.

NLS-12

NLS-12 (Oxafuramine) is a norepinephrine and dopamine reuptake inhibitor and muscarinic M4 receptor antagonist, improved long-term episodic memory in mice. Donepezil was used as positive control drug. A preclinical study was conducted to observe the effects of NLS-12 on the memory in the novel object recognition test in mice. The dose-ranging study using C57BL/6 male mice: 8 groups (N = 16 mice/group) were subjected to the effect of NLS-12 (1, 4, 8 mg/kg) and compared to those of vehicle and of donepezil (2 mg/kg). Long-term episodic memory was tested in the NOR test, using a 3-days interval between the acquisition session (called sample trial) and the retention session (called choice trial). NLS-12 dose-dependently improved the recognition of the familiar object, i.e. improved memory. This effect was significant at 8 mg/kg and was not significantly different to that of donepezil. The recognition of the familiar object was not modified by NLS-12 (1 mg/kg) and was improved in a non-significant manner by NLS-12 (4 mg/kg). The results of this pre-clinical study suggest that NLS-12 induced a long-term memory improvement which was significant and of the same extent to that induced by donepezil.

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

Exclusive License Agreement with Eurofarma

In February 2019, we entered into the EF License Agreement, which provides Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to our patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement is in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances.

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

Intellectual Property

We have developed a robust patent portfolio in the United States, Europe, and other major countries (e.g., Canada, Australia, China, Japan, and Latin America countries). Our patent portfolio for Quilience and Nolazol currently includes issued patents in the United States and Europe covering the use of mazindol for treatment of ADHD and patent applications filed in major countries to protect our proprietary controlled release formulation (Notice of Allowance recently received for Europe and Canada) for treatment of ADHD and narcolepsy. One of our patents in the United States covering the use of mazindol for the treatment of ADHD received patent term adjustment, thereby extending the patent term of such patent to August 2028. Additionally, we received patent approval in Hong Kong covering the use of mazindol for the treatment of ADHD. This patent is expected to expire no earlier than 2037. We have successfully launched NPP and secured additional patent grants, that coupled with successfully entering into other expedited development programs, could allow Quilience to reach the market and patients sooner. This further supports our global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe & Canada.

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
Europe

(AT, BE, BG, CH, DE, DK, ES, FI, FR, GB, GR, IS, IT, NL, PL, PT, RO, SE)

Europe (divisional)

(AT, BE, CH, DE, ES, FR, GB, IT, NL, PL, SE)
Canada
Australia
Israel
New Zealand
Morocco

			April 11, 2027 (August 22, 2028 for a U.S. patent receiving patent term adjustment of 499 days)	Method of use, composition (EP)

Lauflumide and the enantiomers thereof, method for preparing same and therapeutic uses thereof PCT/EP2012/050881		France United States Europe (BE, CH, DE, ES, FR, GB, IT, NL) Canada Israel	January 20, 2032	Method of use (United States), compound (ex-U.S.)

Phacetoperane for the treatment of ADHD PCT/FR2012/052749	United States	France United States Europe (AT, BE, CH, DE, DK, ES, FI, FR, GB, GR, IE, IT, NL, PT, TR) Japan China Israel Canada	November 29, 2032	Method of use

A mazindol ir/sr multilayer tablet and its use for the treatment of ADHD* PCT/IB2017/000352 *includes narcolepsy and IH	United States Europe Australia Brazil China Israel Japan New Zealand Hong Kong	United States Europe (AT, BE, CH, DE, ES, FR, GB, IE, IT, LU, MC, NL, PT, PL, SE) Canada South Korea Mexico Japan	March 8, 2037 (July 16, 2037 for a U.S. patent receiving patent term adjustment of 130 days)	Formulation

Patent Name and Application Number	Pending Jurisdictions	Granted/Allowed Jurisdictions	Expiry Date	Type
Mazindol treatment for heroin dependence and substance use disorder PCT/IB2018/001138	United States Europe Canada Brazil China Japan South Korea Mexico		September 6, 2038	Method of use

Use of iron for treating attention deficit hyperactivity disorder in children PCT/FR2004/001351		United States Europe (CH, DE, ES, FR, GB, IT, SE) Canada	June 1, 2024 (December 8, 2029 for a U.S. patent receiving patent term adjustment of 2016 days)	Method of use

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

In addition to our patents and patent applications, we also rely on unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including invention assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses to protect our product candidates. For a more comprehensive discussion of the risks related to our intellectual property, please see Item 3.D. “Risk Factors - Risks Related to Our Intellectual Property.”

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

Narcolepsy

We face competition from established pharmaceutical and biotechnology companies that currently market products for the treatment of symptoms in narcolepsy. There is no cure and many patients report that their medicines do not improve their complete range of symptoms. For the treatment of both EDS and cataplexy, we believe that currently our only competitors are Jazz Pharmaceuticals (sodium oxybate franchise) and Harmony Biosciences (pitolisant). Although only indicated for EDS, our competitors also include Novartis (Ritalin), Teva (Modafinil/Armodafinil (Provigil/Nuvigil), Jazz Pharmaceuticals (Sunosi, solriamfetol) as well as amphetamines, such as Adderall and Dexedrine. Other development stage compounds currently under development include FT-218 (Avadel’s once-nightly sodium oxybate), TAK-861 (Takeda’s full OXR2-agonist), AXS-12 (Axsome, reboxetine) and other early-stage OX2R agonist (Orexia, Alkermes, Jazz/Sumitomo).

The below table highlights the limitations of certain drug products approved for use in the United States by the FDA for treatment of EDS or cataplexy.

Product	Cataplexy Approval	Risk of Abuse Diversion		Limitations
Amphetamines (Adderall, Dexedrine)	No	High: CII	●	“Grandfathered” approval only (pre-1938 indication) for Immediate Release (IR)	●	Tolerance and rebound hypersomnolence
					●	Short-acting

Methylphenidate (Ritalin)	No	High: CII	●	“Grandfathered” approval only (pre-1938 drug) for IR	●	Tolerance and rebound hypersomnolence
					●	Short-acting

Solriamfetol (Sunosi)	No	Low: CIV	●	Efficacy for controlling cataplexy not available	●	Risk for drug induced high-blood pressure that can go undetected

Modafinil /Armodafinil (Provigil/Nuvigil)	No	Low: CIV	●	Potential for serious rash, including Stevens-Johnson syndrome	●	Substrate, inducer, and inhibitor of CYP450 isoenzymes, which significantly increases the risks for drug-drug interactions
			●	Cases of major fetal congenital malformations

Pitolisant (Wakix,)	Yes	Not determined	●	Pitolisant may reduce efficacy of oral contraceptives, and so	●	Unclear efficacy; partially failed Phase 3 program
				alternative methods of contraception should be utilized	●	Data suggests it’s only effective in 1/3 of patients

Sodium oxybate (Xyrem/Xywav)	Yes	High: CIII, CI penalties for diversion	●	Very short acting; requiring two nighttime doses	●	Can take up to 3+ months for response
			●	Not effective against EDS, so used in combination with stimulants or modafinil	●	Known as the “date rape drug”
			●	Because of the risks of depression, abuse, and misuse, Xyrem is available only through a restricted distribution program called the Xyrem REMS Program	●	Xyrem is a CIII controlled substance as sodium salt of gamma hydroxybutyrate (GHB), a Schedule I controlled substance. Abuse or misuse of illicit GHB is associated with CNS adverse reactions (acting as a CNS depressant), including seizures, respiratory depression, decreased consciousness, coma, and death
			●	Potential life-threatening adverse effects

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

Research and Development Strategy

We are conducting research and development activities to expand the commercial potential of both Quilience and Nolazol, while continuing to examine the development of compounds that could serve as effective treatments for other CNS disorders. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. Our research and development efforts are focused primarily in the following areas and serve as a basis for future development, if any, of a more diverse product pipeline, of which certain product candidate leads, such as NLS-4 are in preclinical development stages. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually pursue out-licensing agreements and asset sale transactions that we believe will allow us to drive greater value for our shareholders. Key elements of our research and development strategy include the following:

●	Efficiently advance our lead product candidate, Quilience, and follow-on product candidate, Nolazol, through marketing approval. We plan to first advance the development of Quilience, followed by the development of NLS-4 (follow on). If successful, we plan to initially file for marketing approval in the United States and potentially also in the EU for Quilience and subsequently develop NLS-4 (NCE) for post-COVID chronic fatigue syndrome for global markets.

●	Find partners for out-licensing and asset sale agreements. While we continue with our goal of progressing our product candidates, Quilience and Nolazol, on our own into further clinical development in order to initiate commercialization of such product candidates, we may seek to enter into transactions to sell or out-license Quilience, Nolazol or certain other product candidates or intellectual property that we develop. This strategy allows us to potentially create value for our shareholders ahead of our approval timelines.

●	Reduce clinical and regulatory risk, limit development costs, and accelerate time to market. Our product candidates, Quilience and Nolazol, incorporate a known molecule in a proprietary CR formulation. The former immediate release formulation of mazindol has a well-established safety record from its long history of clinical use across the United States and several countries in Europe and, as a result thereof, a well-characterized safety profile that has allowed us to rapidly begin conducting clinical development of Nolazol and to generate supportive phase 2 data in a study conducted in 85 patients with ADHD in the United States in May 2017 and complete a Phase 2 study in patients with narcolepsy in the United States. We believe that this strategy also allows us to potentially seek FDA approval using the 505(b)(2) regulatory pathway for both product candidates.

●	Develop products with differentiated pharmacological profiles. We are developing product candidates with dual mechanisms of action. For example, Quilience and Nolazol utilize a dual mechanism of action, resulting in a unique pharmacological profile targeting multiple neuronal pathways that are widely thought to be disrupted and lead to the disorders targeted by our product candidates. We believe that products with clearly differentiated features, as compared to currently available drug therapies, will be attractive to patients and physicians and will provide us with a competitive commercial advantage.

●

Maximize the therapeutic potential of our existing targets and product candidates. Given the central physiological roles played by the distinct targets of our lead and follow-on product candidates, we believe that there is significant potential for us to address multiple indications and our goal is to expand the therapeutic and commercial potential of our existing product candidates to additional indications. For example, we plan to explore the development of Quilience for the treatment of IH, another rare CNS disorder for which Quilience may receive orphan drug designation.

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

In April 2021, we formed a wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation. We did not have any other subsidiaries as of December 31, 2022.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex CNS disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable Mazindol ER to provide potential therapeutic benefits in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

Prior to our initial public offering in the United States, we primarily financed our operations through the proceeds from our private placements of debt and equity securities, an upfront payment from our collaboration partner and a Swiss Government COVID-19 loan that was repaid in full prior to our IPO. We have no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of December 31, 2022, we have an accumulated deficit of $58.2 million.

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

Amounts expected to be recognized as revenues within the 12 months following the balance sheet date are classified as a current portion of deferred revenues in the balance sheets in our financial statements included elsewhere in this annual report. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenues, net of current portion. As of December 31, 2022, we have long-term deferred revenues of $2,500,000 which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Recent Financing Agreements

ATM Sales Agreement

On March 5, 2022, we entered into an ATM Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, or Virtu, as sales agent. Of the $3.9 million eligible to be sold pursuant to the Sales Agreement, as of May 5, 2023 and December 31, 2022, we sold an aggregate of 22,000 common shares for gross proceeds of approximately $32,000, respectively. On April 13, 2022, we reduced the amount that may be sold pursuant to the Sales Agreement to $230,000.

Under the Sales Agreement, common shares will be offered and sold pursuant to our shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the SEC on February 11, 2022. In addition, under the Sales Agreement, sales of our common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act.

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

Registered Direct Offering

On April 25, 2022, we closed a registered direct offering with health-care focused institutional investors for the purchase and sale of (i) 3,015,384 common shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 common shares, or the April Pre-Funded Warrants, at a purchase price of $1.04 minus CHF 0.02 per April Pre-Funded Warrant. The April Pre-Funded Warrants have an exercise price of CHF 0.02 per share. The Chairman of our board of directors, Ronald Hafner, agreed to purchase 95,984 of the 3,015,384 common shares in the offering.

In addition, pursuant to the securities purchase agreement, the investors received unregistered warrants, or Common Warrants, to purchase up to an aggregate of 3,150,000 common shares at an exercise of $1.04 per share. The Common Warrants will be exercisable six months after their issuance and will expire five and a half years following their issuance.

Each April Pre-Funded Warrant is exercisable for one common share at an exercise price of CHF 0.02 per share. The April Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the April Pre-Funded Warrants are exercised in full.

We also entered into an agreement, or the Placement Agent Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated April 13, 2022, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the registered direct offering. The Company paid the Placement Agent (except with respect to the securities to be purchased by Mr. Hafner) a cash placement fee equal to 7.0% of the aggregate gross proceeds received for the securities sold in the offering.

Under the securities purchase agreement the common shares and April Pre-Funded Warrants were issued pursuant to a prospectus supplement, which was filed with the SEC in connection with a takedown from our shelf registration statement on Form F-3 (File No. 333-262489), which was declared effective by the SEC on February 11, 2022.

Short-Term Loans

On August 19, 2022, we entered into a short term note agreement, or the Note Agreement, providing for unsecured loans in the aggregate amount of $1,530,000, or the Loans, to the Company from certain lenders individually, or the Lenders. The aggregate loan amount was transferred to us on August 24, 2022. Mr. Hafner and Gian-Marco Rinaldi, a member of the Company’s board of directors, agreed to lend $350,000 and $80,000, respectively, with respect to the Loans.

Pursuant to the Note Agreement, the loans provided by the Lenders bear interest at a rate of 10% per annum, which must be paid upon conversion or repayment, and were due to be repaid within 90 days following the execution of the short term note agreement, or November 17, 2022. In addition, the Loans could be voluntarily converted into common shares of the Company prior to the maturity date at a 20% discount (i) to any subsequent qualified equity financing round of at least $6 million in the aggregate or (ii) upon a change of control. As described below, the Loans were converted into common shares in September 2022.

In addition, pursuant to the Note Agreement, the Lenders received unregistered warrants to purchase common shares of the Company equal to an aggregate of 10% of the Loan amount of each Lender, divided by $0.4970, which is the Nasdaq Official Closing Price as determined on the closing date of the offering, or an aggregate of 307,844 common shares of the Company. Such warrants have an exercise price equal to $0.4970 per share and will expire 24 months following their issuance.

Private Placements

Effective as of September 30, 2022, we entered into a securities purchase agreement for the issuance in a private placement offering of (i) 5,194,802 common shares at a purchase price of $0.77 per share, and (ii) common warrants to purchase up to an aggregate of 2,597,401 common shares at an exercise of $0.70 per share. The common warrants were exercisable immediately and will have a term of 5 years. Mr. Hafner agreed to purchase 324,675 common shares in the offering and our Chief Medical Officer, Dr. George Apostol, agreed to purchase 1,298,701 common shares in the offering.

We also entered into an agreement, or the Placement Agent Agreement, with Laidlaw & Company (UK) Ltd. as sole placement agent, or the Laidlaw Placement Agent pursuant to which the Laidlaw Placement Agent agreed to serve as the placement agent for us in connection with the September 2022 Private Placement. We paid the Laidlaw Placement Agent a cash placement fee equal to 3.5% of the aggregate gross proceeds received for the securities sold in the September 2022 Private Placement.

At the closing of the offering, Lenders with an aggregate principal balance of $1.53 million plus all accrued interest, that were issued in August 2022, elected to convert into 2,516,429 common shares and the holders received the warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the warrants issued in the September 2022 private placement. We obtained shareholder approval to increase our authorized share capital, which was required to permit the exercise of the warrants issued to the Lenders. In addition, a portion of the purchasers of the common warrants with the right to purchase up to 1,298,699 common shares agreed not to exercise their common warrants until such time as we had increased our authorized share capital. In October 2022, we conducted an extraordinary general meeting wherein our shareholders approved the increase in authorized share capital.

On December 6, 2022, we entered into a securities purchase agreement, or the December Purchase Agreement, with funds affiliated with BVF Partners L.P., or collectively, BVF, providing for the issuance in a private placement offering of (i) 5,747,126 common shares, par value CHF 0.02 per share, and (ii) pre-funded warrants to purchase 5,747,127 common shares, or the December Pre-Funded Warrants, at a purchase price of $0.87 per common share and $0.87 per December Pre-Funded Warrant, for aggregate gross proceeds of $10 million. The first closing of the offering, or the First Closing, occurred on December 13, 2022. The December Pre-Funded Warrants have an exercise price of CHF 0.02 per share.

In addition, we and BVF agreed that, until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the FDA, or the Election Deadline, among other closing conditions, BVF shall have the right to purchase at a second closing, or the Second Closing, up to $20 million in units, or the Units, with each Unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive a warrant, or the Additional Warrants, to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the Second Closing, at a purchase price of $1.50 per Unit. The Additional Warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation.

Pursuant to the December Purchase Agreement, we agreed to grant BVF the right to participate in future offerings of the Company’s securities for a period from the First Closing until the earlier of (i) the 30-month anniversary of the Initial Closing Date or (ii) until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares. In addition, we agreed to grant BVF the right to nominate one member to the Company’s board of directors and shall continue to recommend to our shareholders to elect such member for a period from the First Closing until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding common shares. As of May 5, 2023, BVF has not nominated anyone to serve on the Company’s board of directors.

On April 27, 2023, we entered into an agreement with BVF to clarify the change of control provision in their December Pre-Funded Warrant.

Standby Equity Distribution Agreement

On September 27, 2021, we entered into the SEDA with YA II PN Ltd., or YA. Pursuant to the SEDA, we will be able to sell up to $20,000,000 of our common shares, or the Shares, at our sole option, any time during the three-year period following the execution date of the SEDA. Pursuant to the terms of the SEDA, any Shares sold to YA will be priced at 92% of the market price, which is defined as the lowest daily volume weighted average price of the Shares during the five consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA. Any sale of Shares pursuant to the SEDA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 9.99% of our Shares.

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

We have also agreed to pay YA, or its affiliates, a commitment fee, or the Commitment Fee, equal to $400,000, or 2%, of the aggregate amount available to be sold under the SEDA. We paid half of the Commitment Fee on the execution date of the SEDA, with the remaining half of the Commitment Fee to be paid within twelve months from the execution date of the SEDA. We may elect, in our sole discretion, to pay the Commitment Fee in cash or in Shares.

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

A. Operating Results

Operating Expenses

Our current operating expenses consist of two components - research and development expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf and expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 2/3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in the Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2022, we had tax loss carryforwards totaling $32.4 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

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

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

	For the Year Ended December 31,
	2022	2021
Research and development expenses	$8,976,643	$5,919,452
General and administrative expenses	6,505,721	5,941,169
Operating loss	(15,482,364)	(11,860,621)
Other income (expense), net	10,045	(17,323)
Interest expense	(95,211)	(48,100)
Interest on related party loans	(5,655)	(20,034)
Loss on extinguishment of convertible notes	(922,495)	-
Net loss	$(16,495,680)	$(11,946,078)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021

Pre-clinical development	$443,357	$285,594
Clinical development	6,824,928	4,176,002
Clinical manufacturing costs	802,052	933,506
License fee with Novartis	-	250,000
Subcontractors	888,661	413,697
Other	17,645	(139,707)
Total	$8,976,643	$5,919,452

Our research and development expenses totaled $8,976,643 for the year ended December 31, 2022, representing an increase of $3,057,191, or 51.6%, compared to $5,919,452 for the year ended December 31, 2021. The increase in expenses was attributable to our execution of the Phase 2a and open label expansion clinical study in narcolepsy as well as the initiation of drug interaction studies for our lead compound.

General and Administrative Expenses

Our general and administrative expenses totaled $6,505,721 for the year ended December 31, 2022, representing an increase of $564,552, or 9.5%, compared to $5,941,169 for the year ended December 31, 2021. The increase was attributable to payroll costs associated with hiring of additional management and key employees, insurance costs related to directors and officers insurance coverage for members of our board of directors and senior management, costs of filing and maintenance of our new and existing patents and costs related to marketing and investor relations activities following our initial public offering listing on Nasdaq.

Operating Loss

As a result of the foregoing, our operating loss totaled $15,482,364 for the year ended December 31, 2022, representing an increase of $3,621,743, or 30.5%, compared to $11,860,621 for the year ended December 31, 2021.

Other Income (Expense)

Other income (expense) consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other income of $10,045 for the year ended December 31, 2022, representing an increase of $27,368, or 158.0%, compared to other expense $17,323 for the year ended December 31, 2021. The change is due to the movements in the exchange rates.

Interest Expense

Interest expense consists of interest on notes payable and interest and imputed interest expenses on the convertible notes payable and certain previously outstanding convertible loans. Interest expense was $95,211, including $67,008 of imputed interest, for the year ended December 31, 2022 representing an increase of $47,111, or 97.9%, compared to expense of $48,100, including $41,611 of imputed interest, for the year ended December 31, 2021. The increase was due to the short-term note payable and short-term convertible notes payable for the year ended December 31, 2022 partially offset by the repayment of all previous loans and debts in February 2021.

Interest on Related Party Loans

Interest on related party loans was $5,655 for the year ended December 31, 2022, representing a decrease of $14,379, or 71.8%, compared to $20,034 for the year ended December 31, 2021. The decrease was due to the repayment of related party debts during these time periods.

Loss on Extinguishment of Convertible Notes

The loss on extinguishment of convertible notes of $922,495 for the year ended December 31, 2022 was a result of the extinguishment of the short-term convertible notes with an aggregate principal and interest amount of $1,550,121 in exchange for 2,516,428 common shares with a fair value of $0.77 per share and an aggregate fair value of $1937,650 and additional warrants with a fair value of $534,996.

Net Loss

As a result of the foregoing, our net loss totaled $16,495,680 for the year ended December 31, 2022, representing an increase of $4,549,602, or 38.1%, compared to $11,946,078 for the year ended December 31, 2021.

For a comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020 See our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021.

B. Liquidity and Capital Resources

Overview

During the year December 31, 2022, we funded our operations with $17,804,246 from the sales of our common shares, pre-funded warrants and warrants, net and the issuance of convertible notes payable. As of December 31, 2022, we had $8,948,400 in cash and cash equivalents.

The table below summarizes our cash flows for the years ended December 31, 2022 and 2021:

	2022	2021

Net cash used in operating activities	$(13,879,371)	$(14,936,044)
Net cash used in investing activities	-	(39,560)
Net cash provided by financing activities	$17,396,669)	$20,337,839
Effect of exchange rate changes on cash and cash equivalents	(100)	(24,743)
Net increase (decrease) in cash and cash equivalents	$3,517,198	$5,337,491

Operating Activities

Net cash used in operating activities was $13,879,371 during the year ended December 31, 2022 compared with net cash used in operating activities of $14,936,044 for the year ended December 31, 2021. The change in cash used in operating activities for the year ended December 31, 2022 was due to our reporting a net loss of $15,985,002 for the year ended December 31, 2022, compared with a net loss of $11,946,078 for the same period in 2021, driven by (i) a $3,006,123 increase in research and development costs for the year ended December 31, 2022 and (ii) a $922,495 loss on extinguishment of notes payable.

Investing Activities

We had no net cash from or used in investing activities in 2022. Net cash used in investing activities of $39,560 during the year ended December 31, 2021 was related to furniture and software purchases.

Financing Activities

Net cash provided by financing activities of $17,396,669 for the year ended December 31, 2022, consisted of $16,547,137 of net proceeds from the issuance of common stock, pre-funded warrants and warrants, $1,530,000 in proceeds from the issuance of convertible notes payable and $23,692 from the exercise of pre-funded warrants offset in part, by payments on the note payable of $704,160.

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

On February 2, 2021, we completed the closing of our initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one Warrant to purchase one common share. The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on Nasdaq on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. We received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, we granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares, of which the underwriters exercised the option to purchase Warrants to purchase up to 722,891 shares of common shares. We used the net proceeds from our initial public offering to repay all of our then outstanding loans and notes in full, including accrued interest.

See “—Recent Financing Transactions” above for descriptions of our additional financing transactions in 2022 and 2021.

Current Outlook

During 2022, we have financed our operations primarily through proceeds from sales of our common shares, warrants, the exercise of warrants and the issuance of convertible notes. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

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

As of December 31, 2022, our cash and cash equivalents were $8.9 million. We believe that our existing cash and cash equivalents will be sufficient to fund our projected operating requirements for a period of at least one year from the issuance of the financial statements included elsewhere in this annual report. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2022, approximately 25% of our expenses were denominated in CHF and 5% in EUR. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 1% and 3%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021, or the Option Plan. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The board of directors allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results - Operating Expenses - Research and Development Expenses, net” and “Item 5.A. Results of Operations - Comparison of the year ended December 31, 2022, to the year ended December 31, 2021- Research and Development Expenses, net.”

D. Trend information

We are not aware of any material recent trends besides those discussed elsewhere in this annual report.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

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

As of December 31, 2022, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. We have allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management and directors as of May 5, 2023:

Name	Age	Position	Initial Year of Appointment
Directors
Ronald Hafner(1)(3)	59	Chairman and Director	2015
Alexander Zwyer	54	Chief Executive Officer and Director	2015
Myoung-Ok Kwon(1)(2)(3)	52	Director	2021
Stig Løkke Pedersen(2)(3)	61	Director	2021
Gian-Marco Rinaldi(2)	54	Director	2021
Senior Management
Alexander Zwyer	54	Chief Executive Officer	2015
Chad Hellmann	53	Chief Financial Officer	2022
George Apostol	50	Chief Medical Officer	2022

(1)	Member of Compensation, Nomination & Governance Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as defined under Nasdaq rules)

In general, members of our board of directors are elected by our shareholders and elected to serve for a one-year period.

Ronald Hafner, Chairman of the Board of Directors

Ronald Hafner has been a member of our board of directors and served as Chairman of the board of directors since August 2015. Mr. Hafner has been a partner at Deloitte Consulting AG since January 2016 and since 2018 he has served as the chairman of Magnetic Rock, a private investment company. From 2015 to 2016, Mr. Hafner served as an independent director of the Pingar Group Ltd., a private company developing artificial intelligence software solutions. Prior to serving in these capacities, Mr. Hafner served as the Chief Executive Officer of Infosys Consulting AG. Prior to Lodestone Management Consultants AG’s acquisition by Infosys Ltd. in 2012, Mr. Hafner was Chief Executive Officer and partner of Lodestone Management Consultants AG, where he was responsible for the company’s global operations since founding the business in 2005. Mr. Hafner has an M.B.A. and master’s degree in economics from the University of Basel/Switzerland.

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

Chad Hellmann, Chief Financial Officer

Chad Hellmann has served as Chief Financial Officer and co-portfolio manager at Arcus Ventures since 2014. He also maintains an advisory role at Rosebank Capital Partners, where he co-created the investment strategy for the long/short fund, which incorporates a liquid private equity approach for micro and small cap public companies in the biotech and cleantech sectors. From 2004 through 2011, Mr. Hellmann served as Chief Financial Officer of Cat Trail Management, or CTM, a single-family office and partner in Cat Trail Capital, or CTC, a private equity fund focused on technology, biotech and cleantech companies both in the private and public markets. While at CTM, he led the firm’s private equity fund investing in both debt and equity instruments, where he managed several investments through the bankruptcy process both as a senior secured and subordinated unsecured lender. Additionally, in this role, Mr. Hellmann acquired assets in the Chapter 7 process. Prior to CTC, he founded Bison Ventures, an early-stage venture capital fund focused on investing in media and technology companies. Over the past 15 years, Mr. Hellmann has served on several boards of directors including ET Water, Inc., NuVision, Inc. (Chairman), Vertebron Inc. and Yachtstore Ltd. Mr. Hellmann resigned as Chief Financial Officer on May 1, 2023.

Dr. George Apostol, Chief Medical Officer and Global Head of Research and Development

Dr. George Apostol was appointed the Chief Medical Officer and Global Head of Research and Development in September 2022. From 2020 to 2022, Dr. Apostol was the Executive Vice President, Head of Global Research and Development of Endo International plc where he led the transformation of the research and development, or R&D, organization from a generic-focused group into a dynamic specialty-pharmaceutical R&D organization. From 2020 to 2015, Dr. Apostol, was the Vice President of Global Development of Shire Inc. Dr. Apostol attended Carol Davila Medical School in Bucharest, Romania where he earned his M.D. degree, and the University of Minnesota, where he earned a Master of Science in Clinical Research. Following the end of his graduate studies, Dr. Apostol attended a post-doctorate drug development program at Eli Lilly & Co. in Indianapolis, Indiana. Subsequently, Dr. Apostol attained broad drug development expertise across early, middle and late phases while working in the global R&D as Global Head of R&D at Endo International plc from May 202 to January 2022; Vice President, Global Development at Shire from May 2015 to May 2020; Franchise Medical Head, Neuroscience-Europe from January 2014 to May 2015; Global Program Medical Director, Neuroscience from July 2009 to February 2014 during his tenure at Novartis; and Senior Medical Director, Global Pharmaceutical R&D from September 2005 to June 2009 at Abbott Laboratories.

Family Relationships

There are no family relationships among any of our senior management and our directors.

Arrangements for Election of Directors and Members of Senior Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our senior management or our directors were selected.

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. For the year 2022, pursuant to Swiss law, we are required to provide the compensation report detailing the compensation (i) in a total amount our members of the board of directors (stating the name and function of the member concerned) and (ii) in a total amount and the highest amount attributable to the senior management (stating the name and function of the member concerned) to the general meeting of shareholders.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2022.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 8 persons	$1,928,162	$164,377	$22,730

In accordance with Swiss law, we are required to disclose the compensation granted to the board of directors and the senior management as follows: the total amount for the board of directors and the amount attributable to each member of the board of directors, stating the name and function of the member concerned, as well as the total amount for the senior management and the highest amount attributable to a member of the senior management, stating the name and function of the member concerned. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2022.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Ronald Hafner	$34	$2	$-
Alexander Zwyer	$977	$89	$-
Myoung-Ok Kwon	$28	$2	$-
Stig Løkke Pedersen	$28	$2	$-
Chad Hellmann (1)	$126	$-	$-
George Apostol	$137	$17	$
Gian-Marco Rinaldi	$14	$1	$-

(1)	Resigned as Chief Financial Officer on May 1, 2023.

Employment Agreements with Senior Management

We have entered into written employment agreements with our Chief Executive Officer and Chief Medical Officer, currently our only members of senior management. Our other members of the management team are not engaged as full-time employees as of December 31, 2022. We have entered into consulting or employment agreements with our other management and employees. All of these agreements contained provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors’ and officers’ liability insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation and governance committee, and, in certain circumstances, upon approval by our shareholders.

C. Board Practices

Board of Directors

Our board of directors is composed of five directors. Each director is elected for a one-year term. Messrs. Hafner and Zwyer were reappointed at the annual shareholders’ meeting held on May 31, 2022 to serve until the 2023 shareholders’ meeting to be held in June 2023.

On May 3, 2023, our board of directors resolved to consider increasing the size of the board of directors by two seats and seek U.S. based, industry experts as candidates to potentially serve as independent directors at our next annual general shareholders meeting. There is no guarantee that we will be successful in finding candidates that meet these requirements or that our shareholders will approve their election to our board of directors.

Swiss law requires that any listed company exceeding two of the three thresholds specified in art. 727 para.1 no. 2 of the Swiss Code of Obligations, or the CO in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the senior management team. If a company fails to comply, it must be disclosed in a statutory remuneration report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. For our board of directors, this rule will apply, subject to meeting the thresholds required under the CO, from the business year 2026, whereas for the senior management team from the business year 2031. The triggering thresholds are (i) a balance sheet total of 20 million CHF, (ii) sales revenue of 40 million CHF and (iii) an average of 250 full-time employees per year.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Ronald Hafner, Myoung Ok-Kwon, Stig Lokke Pedersen and Gian-Marco Rinaldi are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, our independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and senior management.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee, and the compensation, nomination and governance committee.

Audit Committee

Under Nasdaq rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise. We have complied with this requirement in accordance with Nasdaq Listing Rule 5615(b)(1).

Our audit committee currently consists of Myoung-Ok Kwon, Stig Løkke Pedersen and Gian-Marco Rinaldi, each of whom meets the requirements for financial literacy under Nasdaq rules. Ms. Kwon serves as chairperson of the audit committee and our board of directors has determined that Ms. Kwon is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee has the responsibility to, among other things:

●	consider and make recommendations to the board of directors on our financial statements, review and discuss the financial statements with the senior management and the company’s external independent auditor and present its recommendations with respect to the financial statements to the board of directors prior to the approval of the financial statements at the general shareholders’ meeting;

●	oversee our independent auditor and engage and determine compensation or termination of engagement of our auditor;

●	determine and pre-approve the terms of certain audit and non-audit services provided by our auditor;

●	review and monitor, if applicable, legal matters with significant impact and findings of regulatory authorities, receive reports regarding irregularities and legal compliance, and make recommendations to our board of directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations; and

●	review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control and review the independent auditor’s reports with senior management.

Compensation, Nomination and Governance Committee

The members of our compensation, nomination and governance committee are currently Ronald Hafner and Myoung-Ok Kwon with Ronald Hafner serving as chairperson. The compensation, nomination and governance committee assists our board of directors in overseeing our cash compensation and equity award recommendations for our senior management along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our senior management. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. In accordance with the Revision, the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. In addition, in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the nomination and governance committee. With respect to the nomination of persons to our board of directors, our home country rules do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders.

As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d) and 5605(e) which set forth certain requirements as to the responsibilities, composition and independence of compensation committees and the nomination of directors for election by shareholders, respectively. See “-Differences between Swiss Laws and Nasdaq Requirements.”

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

D. Employees.

As of May 5, 2023, we have two senior management members who are our only full-time employees. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

All of our employment and consulting agreements will include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality.

E. Share Ownership.

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The board of directors allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan. For more information, see “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of May 5, 2023 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (1)
Holders of more than 5% of our voting securities:
Magnetic Rock Investment AG(2)	2,845,000	8.7%
BVF Partners L.P.(3)	6,859,146	21.1%
Felix Grisard(4)	3,242,889	9.9%
Ronald Hafner*	2,399,491	7.3%

Directors and senior management who are not 5% holders:
Alexander Zwyer*	1,426,066	4.3%
Myoung-Ok Kwon, Ph.D.*	24,581	**
Stig Løkke Pedersen*	24,581	**
Chad Hellmann	31,250	**
Gian-Marco Rinaldi*	162,259
George Apostol	1,298,701
All directors and senior management as a group (7 persons)	5,366,929	16.5%

*	Indicates director of the Company.

**	Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The percentages shown are based on 32,428,893, common shares issued and outstanding as of May 5, 2023.

(2)	Magnetic Rock Investment AG is a private company owned in equal part by each of the Shareholders, Messrs. Bauer, Stein and Ödman. Ronald Hafner serves on the board of directors.

(3)	Includes pre-funded warrants to purchase up to 1,112,020 common shares and excludes additional pre-funded warrants to purchase up to 4,635,107 common shares which are subject to a beneficial ownership blocker. Based solely on the Form 13G filed on December 16, 2022, with respect to securities jointly held by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP and MSI BVF SPV LLC, each with a principal address of 44 Montgomery Street, 40th Floor, San Francisco, California 94104

(4)	Based solely on the Schedule 13G filed with the SEC on February 24, 2023.

Significant Changes in Ownership by Major Shareholders

During the past three years, there have been decreases in their relative percentage of ownership of our major shareholders as a result of our initial public offering and other equity issuances and an addition of a major shareholder due to an investment made in the Company during 2022.

Record Holders

As of the date of this annual report, there was a total of 25 holders of record of our common shares, of which at least six (6) has, to the best of our knowledge, a registered address in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with our Chief Executive Officer and Chief Medical Officer. Our other members of management are not engaged as full-time employees as of December 31, 2022.

All employment agreements that we enter into contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management will contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors and officers insurance policy. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by the board of directors and compensation, nomination and governance committee, and, in certain circumstances, upon approval by our shareholders.

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

George Apostol Employment Agreement

On September 7, 2022, we entered into a new employment agreement with Mr. Apostol, effective as of September 7, 2022, relating to his service as our Chief Medical Officer and Global Head of Research and Development. Pursuant to his employment agreement, we have agreed to pay Mr. Apostol a base annual salary of CHF 340,000, and a bonus payment of up to CHF 68,000, subject to the discretion of the board of directors. The employment agreement also provides that either party may terminate the employment agreement with six months’ prior notice, and that Mr. Apostol will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

Silvia Panigone Employment Agreement

On September 5, 2022, Ms. Panigone, agreed to leave her position as Chief Operating Officer effective, November 30, 2022. Dr. Panigone’s resignation was not as a result of any disagreement between Ms. Panigone and the Company, or any matter related to the Company’s operations, policies or practices. Previously, on April 9, 2021, we entered into an employment agreement with Ms. Panigone, effective as of May 1, 2021, relating to her service as our Chief Operating Officer. Pursuant to her employment agreement, we agreed to pay Ms. Panigone a base annual salary of CHF 270,000, and a bonus payment of up to CHF 95,000, subject to the discretion of the board of directors. The employment agreement also provided that either party may terminate the employment agreement with 6 months’ prior notice, and that Ms. Panigone will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provided for standard confidentiality provisions as well as reimbursement for certain expenses. Ms. Panigone resigned August 31, 2022 with a final termination date of November 8, 2022. As part of the termination agreement Ms. Panigone executed with the Company, 50,000 options were immediately vested and Ms. Panigone is entitled to a final severance payment in the amount of CHF 90,000 during the first half of 2023.

Subhasis Roy Consulting Agreement

On May 31, 2022, Mr. Roy resigned as the Interim Chief Financial Officer. Mr. Roy’s resignation was not as a result of any disagreement between Mr. Roy and the Company or any matter related to the Company’s operations, policies or practices. Mr. Roy continued to provide transition services through June 30, 2022. Previously in March 2021, we entered into a consulting agreement with Mr. Roy pursuant to which we agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement could be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Roy that could not be cured. The consulting agreement contained customary confidentiality provisions and provided for an 18-month non-solicitation clause. We entered into a new consulting agreement starting June 1, 2021 for the continuation of Mr. Roy’s engagement with the Company. On May 31, 2022, Mr. Roy resigned as the Company’s Interim Chief Financial Officer. Mr. Roy continued to provide transition services to the Company through June 30, 2022. Mr. Roy’s resignation was not as a result of any disagreement between Mr. Roy and the Company, or any matter related to the Company’s operations, policies or practices.

Eric Konofal Consulting Agreement

In February 2021, we entered into a consulting agreement with Mr. Eric Konofal, our current Chief Scientific Officer, pursuant to which we agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. We entered into a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

Carlos Camozzi Consulting Agreement

In March 2021, we entered into a consulting agreement with Mr. Carlos Camozzi, our current Interim Medical Director, pursuant to which we agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. On September 8, 2022, Mr. Camozzi resigned as our Interim Medical Director. Mr. Camozzi’s resignation was not a result of any disagreement between us and Mr. Camozzi, or any matter related to our operations, policies or practices.

Chad Hellmann Consulting Agreement

In June 2022, we entered into a consulting agreement with Mr. Chad Hellmann, our current Chief Financial Officer, pursuant to which we agreed to pay Mr. Hellmann an annual rate of $160,000 plus a cash bonus of $56,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Hellmann that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause. On May 1, 2023, Mr. Hellman resigned with a final termination date of May 31, 2023.

Tom Curatolo Consulting Agreement

In December 2022, we entered into a consulting agreement with Mr. Curatolo, our current Head of U.S. Commercialization, pursuant to which the Company agreed to pay Mr. Curatolo a monthly retainer of $16,000 per month for his services, and 50,000 options to purchase our common shares. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Curatolo that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause.

Marianne Lambertson Consulting Agreement

In December 2022, we entered into a consulting agreement with Ms. Marianne Lambertson, our current Head of Corporate Communications & Investor Relations, pursuant to which the Company agreed to pay Ms. Lambertson a monthly retainer of $12,500 for her services. Ms. Lambertson will be eligible for a one-time cash bonus based on the share value appreciation on 10,000 phantom shares with share appreciation defined as the difference in the opening share price commencing January 1, 2023 and the closing price ending April 30, 2023. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Ms. Lambertson that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause.

Astrid Sommer Consulting Agreement

In December 2022, we entered into a consulting agreement with Ms. Astrid Sommer, our current Head of Human Resources, pursuant to which the Company agreed to pay Ms. Sommer a fixed monthly retainer of CHF 3,500 until the end of June 2023, with an additional per hour rate of CHF 300. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Ms. Sommer that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause.

Shareholders and Officer and Director Loans

See “Item 5. Operating and Financial Review and Prospects – Short Term Loans” for additional information.

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

Under Swiss law, we may only pay dividends if we have sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”), or if we have distributable reserves (“frei verfügbare Reserven”), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. Based on the Revision, the shareholders may now resolve to pay an interim dividend (“Zwischendividende”) if we have sufficient distributable profits based on an interim account. The provisions applicable for dividends are also applicable for the interim dividends.

Under our amended and restated articles of association and in accordance with Swiss law, only our shareholders have the power to approve the payment of any dividends.

B. Significant Changes.

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Since January 30, 2021, our common shares and Warrants trade on Nasdaq under the symbols “NLSP” and NLSPW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares and Warrants trade on Nasdaq.

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

●

ATM Sales Agreement, dated March 4, 2022 by and between NLS Pharmaceutics Ltd. and Virtu Americas LLC. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●

Securities Purchase Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and District 2 Capital Fund LP, Armistice Master Capital Fund Ltd, Ronald Hafner, and Lincoln Park Capital Fund LLC. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●

Placement Agent Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and A.G.P./Alliance Global Partners. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●

Short Term Note Agreement, dated August 19, 2022 by and between NLS Pharmaceutics Ltd. and Ronald Hafner, Michael Stein, Jürgen Bauer, Maria Nayvalt and Gian-Marco Rinaldi. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●

Securities Purchase Agreement, dated September 30, 2022 by and between NLS Pharmaceutics Ltd. and George Apostol, Ronald Hafner, Felix Grisard, Jurgen Bauer and Maria Nayvalt. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated December 6, 2022 by and between NLS Pharmaceutics Ltd. and funds affiliated with BVF Partners L.P., or collectively, BVF. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

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

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss company, subject to taxation in the Canton of Zurich as from December 10, 2021 onwards (formerly, Canton of Nidwalden). The Company is taxed at a current effective income tax rate of approximately 18.9% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.16% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, Switzerland reformed certain elements of its corporate tax law which impact the taxation of NLS (including the abolition of the mixed company privilege at cantonal/communal level). These new federal regulations went into effect as of January 1, 2020. Regarding the implementation of certain measures on the cantonal level, a referendum was put up for a vote in the Canton of Nidwalden. Following a vote during the year ended December 31, 2020, the referendum passed and took effect in the Canton of Nidwalden. Transitional measures were implemented for companies that were previously under the abolished mixed company regime at cantonal/communal levels to prevent over-taxation on hidden reserves generated under said regime. NLS applied for the special tax rate solution that provides for a separate taxation over five years of the portion of the profit based on realization of hidden reserves and goodwill which were previously not taxed under the mixed company regime. After the company changed its registered office, the same transitional measure has been applied for and granted in the canton of Zurich.

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

Capital gains realized on the sale of the common shares and/or Warrants held by Swiss resident individuals, as well as non-Swiss resident individuals and corporate taxpayers holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (“Teilbesteuerung”) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal share capital of the Company).

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

A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance, or SIF.

On February 27, 2019, the Federal Council initiated the consultation on the revision of the AEOI Act and AEOI Ordinance. The consultation proposal takes account of recommendations from the Global Forum on Transparency and Exchange of Information for Tax Purposes. They concern, among other things, certain due diligence and registration obligations, the maintenance of a document retention obligation for reporting Swiss financial institutions, as well as definitions thereunder. Some exceptions have also been removed or adapted. The amendments to the AEOI Act and AEOI Ordinance entered into force on January 1, 2021. Further revisions of the AEOI Act and the AEOI Ordinance concerning the Common Reporting Standard are expected to be implemented in the upcoming years based on recommendations of the OECD published in October 2022.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the Foreign Account Tax Compliance Act, or the FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. It is uncertain at this point when a corresponding agreement will be available.

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

J. Annual Report to Security Holders.

Not applicable.

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

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in USD, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2021, approximately 25% of our expenses were denominated in CHF and approximately 5% in EUR. Changes of 5% and 10% in the USD/CHF exchange rate would have increased/decreased our operating expenses by 1% and 3%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. As of December 31, 2022, our disclosure controls and procedures were not effective as a result of our material weaknesses in our internal control over financial reporting.

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

As described in Item 3.D. “Risk Factors,” as of December 31, 2022, we have material weaknesses in our internal control over financial reporting relating to the continued reliance of an outsourced accounting service provider and a lack of sufficient internal number of additionally trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements and relating to a lack of maintaining appropriate segregation of duties.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2022. The identified weaknesses include failing to properly document the required dual approval and multiple approval signatures for expenses greater than $250,000, reliance on a third-party accounting service provider creating gaps in internal control compliance which were not communicated to management and incidences in the lack of supportive documentation for expense reimbursement.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, we have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting, including hiring of additional accounting consultants, including a Chief Financial Officer with U.S. GAAP knowledge and experience to review the accounting work done by third-party resources and initiating preparation of quarterly financial statements internally to identify and evaluate accounting treatment of any new activity and publish our half-yearly and yearly financial statements. Commencing February 1, 2023, we initiated a restructuring of the accounting department in coordination with our Audit Committee to finalize and alleviate the remaining weaknesses identified in the internal control over financial reporting procedures.

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

ITEM 16. [RESERVED.]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Myoung-Ok Kwon, a member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees billed by Marcum LLP and PricewaterhouseCoopers AG for all services, including audit services, for each of the last two fiscal years:

	Year Ended December 31,
	2022	2021
Audit fees (1)	$330,015	$311,496
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	-	-
Total	$330,015	$311,496

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our initial public offering prospectus and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Consists of assurance and related services that are reasonable related to the performance of the audit and review of our financial statements and are not included in “audit fees” in this table.

(3)	Consists of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(4)	There were no other fees.

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

ITEM 16G. CORPORATE GOVERNANCE

Differences between Swiss Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with Nasdaq. Under those rules, we may elect to follow certain corporate governance practices permitted under the Swiss law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by Nasdaq rules for U.S. domestic registrants.

In accordance with Swiss law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq rules, with respect to the following requirements:

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

●	Proxy Solicitations. There are currently three types of institutional proxies under Swiss Law: (i) the independent proxy, (ii) the board proxy and (iii) the custodian proxy. According to the Revision, the solicitation of proxies by our board of directors or a custodian thereof is not permitted and only independent proxies are permitted for listed companies. The independent proxy has to be elected by the general meeting of shareholders, must only vote pursuant to the specific instructions of the shareholders and must abstain from voting in the absence of specific instructions. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland; thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

●	Share Issuances. Pursuant to Swiss law, prior to our initial public offering, we opted out of shareholder approval requirements by way of including authorized and conditional share capital for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. Due to the Revision, we implemented the capital band (Kapitalband) in lieu of the existing authorized capital. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

●

Compensation, Nomination and Governance Committee. The Revision requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation committee. Under home country rules, the general meeting of shareholders has the authority to set up the basic principles of the compensation committee’s responsibilities in a company’s articles of association. In addition, the shareholders may decide to include in the articles of association a list of concrete responsibilities of the compensation committee. Unless the articles of association list concrete responsibilities of the compensation committee, the determination of the concrete responsibilities falls within the competence of the board of directors. Furthermore, the general meeting of shareholders must vote on the compensation report and the total of the remunerations of the board of directors, senior management and advisory committee. According to the doctrine, the strategic planning of the remuneration system and policy as well as the determination of the remuneration procedure is the inalienable task of the board of directors, unless a list of concrete responsibilities is included in the articles of association of the Company. Apart from that, the board of directors has the authority to determine whether the compensation committee shall have the decision-making power with regard to the individual salaries or whether it shall have only a request right to the board of directors.

Furthermore, pursuant to Swiss law, both the number of committee members (the minimum and maximum number of compensation committee members) and the identity of the compensation committee members is determined by our shareholders. Our home country rules also do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders. Our practice will therefore vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e). Furthermore, we will be subject to the “Say on Pay” Rule in accordance with the Revision. This means that the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. Furthermore, pursuant to the Revision, severance, certain compensations in connection with non-competes, advances, transaction premiums and similar payments to senior management and director are prohibited.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of the annual report.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 99.1 to form 6-K (File No. 221460911) filed on December 14, 2022).
2.1*	Description of Securities
4.1	Standby Equity Distribution Agreement dated September 27, 2021 between YA II PN Ltd. and the Company (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on September 28, 2021).
4.2	Amendment No. 1 to Standby Equity Distribution Agreement, dated December 14, 2021, between YA II PN Ltd. and the Company (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 15, 2021).
4.3	Share Option Plan Regulation 2021 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 22, 2021).
4.4	At-the-Market Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, dated March 3, 2022 (filed as Exhibit 1.1 to Form 6-K (File No. 001-39957) filed on March 4, 2022).
4.5	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.6	Form of Pre-Funded Warrant (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.7	Form of Securities Purchase Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and the purchasers named therein (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.8	Placement Agent Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and A.G.P./Alliance Global Partners (filed as Exhibit 10.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.9	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K File No. 001-39957) filed April 14, 2022).
4.10	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.11	Form of Short Term Note Agreement (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed August 23, 2022).
4.12	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 3, 2022).
4.13	Form of Securities Purchase Agreement, dated September 30, 2022, by and between NLS Pharmaceutics Ltd. and the purchasers named therein (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 3, 2022).
4.14	Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and funds affiliated with BVF Partners L.P., or collectively, BVF, dated December 6, 2022 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.15	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and the Company (filed as Exhibit 10.14 to form F-1 (File No. 333-236797) filed on February 28, 2020).
4.16	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to annual report on form 20-F filed on May 14, 2021).
4.17*	Amendment No. 1 to Pre-Funded Warrant dated April 26, 2023 between NLS Pharmaceutics Ltd. and the pre-funded warrant holders named therein.
8.1	Listing of Subsidiaries (filed as Exhibit 8.1 to Annual Report on Form 20-F filed on May 14, 2021).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of PricewaterhouseCoopers AG.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations and Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Deficit; (iv) Statements of Cash Flows; and (v) Notes to the financial statements, tagged as blocks of text and in detail.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NLS Pharmaceutics Ltd.

Date May 5, 2023	By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

	By:	/s/ Chad Hellmann
Chad Hellmann
Chief Financial Officer

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

F-1

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

May 5, 2023

We have served as the Company’s auditor since 2021.

NLS PHARMACEUTICS LTD.

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$8,948,400	$5,431,202
Prepaid expenses and other current assets (Note 3)	297,998	291,954
Total current assets	9,246,398	5,723,156

Property and equipment (Note 4)	18,102	29,510
Other assets	12,143	12,044
Total assets	$9,276,643	$5,764,710

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, including related party of $53,365 and $62,231, as of December 31, 2022 and 2021, respectively	$2,373,276	$1,737,013
Other accrued liabilities, including related party of $4,107 and $6,877 as of December 31, 2022 and 2021, respectively (Note 5)	986,437	666,449
Total current liabilities	3,359,713	2,403,462

Deferred revenues (Note 8)	2,499,969	2,499,969
Accrued pension liability (Note 9)	136,122	318,891
Total liabilities	5,995,804	5,222,322

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common shares, CHF 0.02 ($0.02) par value, 32,428,893 and 16,223,389 registered shares issued and outstanding at December 31, 2021 and 2020, respectively	668,555	344,445
Treasury shares	-	(29,497)
Additional paid-in capital	60,864,530	42,084,954
Accumulated deficit	(58,201,455)	(41,705,775)
Accumulated other comprehensive loss	(50,791)	(151,739)
Total shareholders’ equity	3,280,839	542,388
Total liabilities and shareholders’ equity	$9,276,643	$5,764,710

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2022	2021	2020

Operating expenses:
Research and development	$8,976,643	$5,919,452	$99,580
General and administrative	6,505,721	5,941,169	2,199,790
Total operating expenses	15,482,364	11,860,621	2,299,370

Operating loss	(15,482,364)	(11,860,621)	(2,299,370)

Other income (expense), net	10,045	(17,323)	(328,365)
Interest expense	(95,211)	(48,100)	(86,792)
Interest on related party loans	(5,655)	(20,034)	(146,908)
Loss on extinguishment of convertible notes	(922,495)	-	-

Net loss	(16,495,680)	(11,946,078)	(2,861,435)

Other comprehensive loss:
Defined pension plan adjustments	100,948	(132,358)	(683)

Comprehensive loss	$(16,394,732)	$(12,078,436)	$(2,862,118)

Basic and diluted net loss per common share	$(0.84)	$(1.00)	$(0.41)

Weighted average common shares used in computing basic and diluted net loss per common share	19,682,643	11,901,636	6, 960,000

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Common Shares		Treasury	Additional Paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Capital	Earnings	Loss	Total
BALANCE, JANURARY 1, 2020	6,960,000	$145,319	$-	$20,600,871	$(26,898,262)	$(18,698)	$(6,170,950)
Debt discount on convertible loans	-	-	-	24,911	-	-	24,911
Debt discount on related party convertible loan	-	-	-	24,100	-	-	24,100
Defined pension plan adjustments	-	-	-	-	-	(683)	(683)
Net loss	-	-	-	-	(2,861,435)	-	(2,861,435)
BALANCE, DECEMBER 31, 2020	6,960,000	145,139	-	20,649,882	(29,759,697)	(19,381)	(8,984,057)
Issuance of common shares in initial public offering, net	4,819,277	108,347	-	9,946,310	-	-	10,054,657
Issuance of warrants	-	-	-	6,742,638	-	-	6,742,638
Issuance of common shares to consultant	12,048	268	-	49,732	-	-	50,000
Warrant exercises	277,000	5,540	-	1,144,010	-	-	1,149,550
Issuance of common shares in equity transactions	1,313,232	28,269	26,816	3,493,496	-	-	3,548,581
Issuance of common shares for partial commitment fee	26,203	569	-	58,886	-	-	59,455
Capital increase for financing transactions	2,815,629	56,313	(56,313)	-	-	-	-
Defined pension plan adjustments	-	-	-	-	-	(132,358)	(132,358)
Net loss	-	-	-	-	(11,946,078)	-	(11,946,078)
BALANCE, DECEMBER 31, 2021	16,223,389	344,445	(29,497)	42,084,954	(41,705,775)	(151,739)	542,388
Issuance of common shares in registered direct offering, net	1,562,531	31,251	29,057	1,851,205	-	-	1,911,513
Issuance of warrants, net	-	-	-	2,047,208	-	-	2,047,208
Issuance of pre-funded warrants, net	-	-	-	5,348,882	-	-	5,348,882
Issuance of common shares in At-The-Market (“ATM”) financing	-	-	440	30,553	-	-	30,993
Issuance of treasury shares	5,809,243	116,184	(116,184)	-	-	-	-
Exercise of pre-funded warrants	-	-	23,692	-	-	-	23,692
Issuance of common shares in private placement offerings, net	6,317,301	126,346	92,492	7,056,711	-	-	7,275,549
Conversion of convertible notes payable	2,516,429	50,329	-	2,422,287	-	-	2,472,616
Stock-based compensation	-	-	-	22,730	-	-	22,730
Defined pension plan adjustments	-	-	-	-	-	100,948	100,948
Net loss	-	-	-	-	(16,495,680)		(16,495,680)
BALANCE, DECEMBER 31, 2022	32,428,893	$668,555	$-	$60,864,530	$(58,201,455)	$(50,791)	$3,280,839

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash Flows From Operating Activities:
Net loss	$(16,495,680)	$(11,946,078)	$(2,861,435)
Adjustments to reconcile net loss to net cash used in operating activities:
Periodic pension costs	(34,142)	47,183	20,085
Depreciation expense	11,408	10,050	-
Stock-based compensation	22,730	-	-
Provision of doubtful accounts	-	77,714	-
Amortization of debt discounts	67,008	41,611	72,188
Loss on conversion of convertible notes payable	922,495	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	698,116	(188,954)	(3,477)
Other receivables, net - related parties	-	(21,804)	(13,482)
Accounts payable	636,263	(2,269,460)	1,497,123
Interest payable	20,121	(313,342)	137,826
Other accrued liabilities	319,989	(334,045)	446,129
Other long term liabilities	(47,679)	(38,919)	(24,343)
Net cash used in operating activities	(13,879,371)	(14,936,044)	(729,386)

Cash Flows From Investing Activities:
Purchases of property and equipment	-	(39,560)	-
Net cash used in investing activities	-	(39,560)	-

Cash Flows From Financing Activities:
Proceeds from the issuance of common shares in initial public offering, net	-	11,001,569	-
Proceeds from the issuance of common shares in ATM financing	30,993	-	-
Proceeds from the issuance of common shares in registered direct offerings, net	1,911,513	-	-
Proceeds from the issuance of common shares in private placement offerings, net	7,275,549
Proceeds from the issuance of pre-funded warrants, net	5,348,882	-	-
Proceeds from issuance of convertible notes payable	1,530,000	-	-
Exercise of pre-funded warrants	23,692	-	-
Payments on note payable	(704,160)
Proceeds from the issuance of warrants, net	1,980,200	6,742,638	-
Exercise of warrants	-	1,149,550	-
Proceeds from bridge loan	-	108,610	-
Payment on Swiss government loan	-	(277,537)	-
Payment on second credit facility	-	(150,000)	-
Payment on convertible loans	-	(420,020)	-
Payment on convertible loans – related party	-	(111,730)	-
Payment on bridge loan	-	(670,380)	-

NLS PHARMACEUTICS LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020

Payment of shareholder loans	-	(583,443)	-
Proceeds from the issuance of common shares in equity transactions, net	-	3,548,582	-
Proceeds from convertible loans	-	-	249,306
Proceeds from convertible loan – related party	-	-	113,130
Proceeds from Swiss government loan	-	-	262,137
Proceeds from Bridge loan	-	-	565,650
Deferred offering costs	-	-	(686,701)
Net cash provided by financing activities	17,396,669	20,337,839	503,522

Effect of exchange rate on cash and cash equivalents	(100)	(24,744)	99,308
Change in cash and cash equivalents	3,517,198	5,337,491	(126,556)
Cash and cash equivalents at the beginning of period	5,431,202	93,711	220,267
Cash and cash equivalents at the end of period	$8,948,400	$5,431,202	$93,711

Supplemental disclosure of non-cash investing and financing activities:
Cash paid for interest	$13,248	$339,932	$-
Issuance of note payable for prepaid insurance	$704,160	-	-
Deferred financing costs transferred to additional paid in capital	$-	$946,912	$-
Issuance of common shares to consultant for payment of expenses	$-	$50,000	$-
Issuance of common shares to Yorkville for partial payment of commitment fees	$-	$59,455	$
Debt discount on convertible loans	$67,008	$-	$39,496
Debt discount on convertible loan – related party	$-	$-	$30,030

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

On February 2, 2021, the Company completed the closing of its initial public offering (the “Initial Public Offering”) of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one warrant to purchase one common share (the “Warrants”). The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares at the public offering price of $0.01 per Warrant, of which the underwriters exercised its option to purchase Warrants to purchase up to 722,891 common shares. These Warrants were issued in the Company’s Initial Public Offering and therefore have the same exercise price of $4.15 per share.

Going Concern

As of December 31, 2022, the Company had an accumulated deficit of approximately $58.2 million and the Company incurred an operating loss for the year ended December 31, 2022 of approximately $16.3 million. To date, the Company has dedicated most of its financial resources to research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of December 31, 2022, the Company’s cash and cash equivalents were $8.9 million. The Company expects that its existing cash and cash equivalents and access to existing financing arrangements will be sufficient to fund operations for a period of at least one year from the issuance of these financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these financial statements. Additionally, the Company’s operating plans may change as a result of many factors that may currently be unknown to the Company including:

●	the impact of the novel strain of coronavirus (“COVID-19”) on the Company’s planned clinical trials, operations and financial condition;

●	the progress and costs of the Company’s pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of the Company’s clinical trials and other research and development programs;

●	any cost that the Company may incur under in- and out-licensing arrangements relating to its product candidate that it may enter into in the future;

●	the costs and timing of obtaining regulatory approval for the Company’s product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening the Company’s manufacturing agreements for production of sufficient clinical and commercial quantities of its product candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for the Company or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional therapeutic applications of the Company’s product candidates and the magnitude of the Company’s general and administrative expenses.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

As a result, the Company will require additional capital to finance expenditures related to the manufacture of the Company’s product candidates for use in clinical trials, conducting clinical trials and general and administration expenses.

The Company has put in place multiple options to raise the funds necessary to support its operations, including access to $18.5 million of funding through a Standby Equity Distribution Agreement (the “SEDA”) executed with YA II PN, Ltd. (“YA”), and $230,000 of potential funding via an ATM agreement with Virtu Americas LLC (“Virtu”). The Company has access to the funds under SEDA with some limitations, including YA’s ownership cannot exceed a maximum of 9.99% of the outstanding common shares and the Company cannot issue common shares to YA in excess of the common shares registered on its registration statement.

Additionally, in December 2022, the Company entered a securities purchase agreement with BVF Partners L.P, (“BVF”) whereby the Company and BVF agreed that, until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the U.S. Food and Drug Administration (the “Election Deadline”), among other closing conditions, BVF shall have the right to purchase at a second closing (the “Second Closing”) up to $20 million in units (the “Units”), with each Unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive a warrant to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the Second Closing, at a purchase price of $1.50 per Unit, it being understood that the Company cannot issue fractional shares. The warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation of a maximum of 9.99%. The Second Closing is at the discretion of BVF.

There can be no assurance that these funds will be available, or if they are available, that their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables and indebtedness, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations or force the Company to grant rights to develop and commercialize product candidates that it would otherwise prefer to develop and commercialize on its own.

Accordingly, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these audited interim condensed financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these financial statements do not necessarily purport to represent realizable or settlement values. These financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (’‘ASC’’) and Accounting Standards Updates (’‘ASU’’) of the Financial Accounting Standards Board (’‘FASB’’).

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the Company’s significant estimates include the valuation allowance related to the Company’s deferred tax assets.

JOBS Act Accounting Election

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company intends to take advantage of the exemptions until it is no longer an EGC.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in checking, money market accounts, as well as certificates of deposit. The Company generally does not enter into investments for trading or speculative purposes rather to preserve its capital for the purpose of funding operations.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At December 31, 2022 and 2021, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

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

Revenue Recognition

As of December 31, 2022, the Company has not recognized any revenue from its exclusive license agreement (the “EF License Agreement”), as the upfront payment the Company received has been deferred. The EF License Agreement is to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A (“Eurofarma”), a Brazilian pharmaceutical company. The EF License Agreement is within the scope of ASC 606, “Revenue from Contract with Customers” (“ASC 606”).

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying value of the Company’s accounts payable and accruals approximates its fair value due to the short-term nature of these liabilities.

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

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded.

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

Stock-Based Compensation

The Company measures all stock-based awards granted based on the fair value on the date of the grant and recognizes compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures related to stock-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The Company classifies stock-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate and expected dividend rate. The grant date fair value of a common share is determined by the board of directors (the “Board of Directors”) considering, among other factors, the assistance of a valuation specialist and management. The grant date fair value of a common share is determined using the valuation methodologies, which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, risk-free interest rate and discount for lack of marketability.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants, convertible promissory notes and convertible loans with their potential dilutive effect considered using the treasury stock method. For the year ended December 31, 2022, 13,297,916 common shares from warrants were excluded from the computation. For the year ended December 31, 2021, 5,409,746, shares from warrants and 1,474,853 treasury shares were excluded from the computation, respectively. For the year ended December 31, 2020, 50,205 shares related to warrants and the convertible loans that were excluded from the computation.

Treasury Shares

Treasury shares are purchased at cost and recognized as a deduction from equity. Income or loss from subsequent sales is presented in equity.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Recently Issued Accounting Standards Not Yet Effective

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2022 and 2021:

	December 31,
	2022	2021

Vendor prepayments	$65,739	$37,538
VAT recoverable and other current assets	41,243	38,551
Prepaid insurance	36,496	187,446
Prepaid expenses	154,520	28,419
Total prepaid expenses and other current assets	$297,998	$291,954

Note 4

Property and Equipment, net:

The following table shows the property and equipment consisted of the following as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Cost
Furniture and fixtures	$13,341	$13,341
Software	26,219	26,219
Total cost	39,560	39,560
Accumulated depreciation	(21,458)	(10,050)

Total property and equipment, net	$18,102	$29,510

Deprecation and related amortization expense was $11,408 and $10,050 for the years ended December 31, 2022 and 2021.

Note 5

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of December 31, 2022 and 2021:

	December 31,
	2022	2021

Professional consultants’ expenses	$285,398	$244,245
Vendor liabilities	13,000	16,954
Related party expenses	4,107	6,877
Accrued board fees	149,496	137,002
Accrued Bonus	510,678	-
Accrued commitment fee	-	200,000
Other accrued expenses	23,758	61,371

Total other accrued liabilities	$986,437	$666,449

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 6

Note Payable

In January 2022, the Company entered into a note payable of $704,160 for payment of its directors’ and officers’ insurance policy. The note payable had a term of 10 months and has a 3.90% stated interest rate. As of December 31, 2022, the note payable was paid in full.

Note 7

Short-term Convertible Notes

On August 19, 2022, the Company entered into a short-term note agreement providing for unsecured loans in the aggregate amount of $1,530,000 to the Company from certain individual lenders. Ronald Hafner, the Company’s Chairman of the Board of Directors, and Gian-Marco Rinaldi, a member of the Company’s Board of Directors, agreed to lend $350,000 and $80,000, respectively, with respect to the offering.

Pursuant to the note agreement, the interest rate was 10% per annum, which was required to be paid upon conversion or repayment, and were due to be repaid within 90 days following the execution of the note agreement, or November 17, 2022. In addition, the notes were able to be voluntarily converted into common shares of the Company prior to the maturity date at a 20% discount (i) to any subsequent qualified equity financing round of at least $6 million in the aggregate or (ii) upon a change of control. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a derivative because the net settlement criterion is not met.

In addition, pursuant to the note agreement, the noteholders received unregistered warrants to purchase common shares of the Company equal to an aggregate of 10% of the note amount of each noteholder, divided by $0.4970, which was the closing price as determined on the closing date of the issuance of the notes, or an aggregate of 307,844 common shares. The warrants have an exercise price equal to $0.4970 per share and will expire 24 months following their issuance. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $67,008 was accounted for as debt discount and amortized to interest expense using the effective interest rate method over the note term.

On October 7, 2022, the Company and the noteholders agreed to convert the notes concurrently with the Company’s October 2022 financing. The total principal balance plus all accrued interest were converted into 2,516,429 common shares. Additionally, the noteholders received additional warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable. The common shares and the additional warrants issued had an aggregate fair value of $2,472,616 resulting in a $922,495 loss on conversion of the notes.

Note 8

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

The Company has initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of December 31, 2022 and 2021, variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2022 and 2021, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Note 9

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

The following table provides information on the pension plan for the years ended December 31, 2021, 2020 and 2019:

	2022	2021	2020
Service cost	$39,667	$48,641	$25,206
Interest cost	2,743	732	2,992
Expected return on assets	(12,196)	(6,314)	(4,249)
Effect of settlement, curtailment, plan amendment	(72,600)	-	(5,810)
Actuarial loss outside corridor recognized	3,091	983	-
Past service cost recognized in year	2,855	-	-
Administrative expenses	2,298	3,141	1,946
Net periodic pension cost	$(34,142)	$47,183	$20,085

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2022	2021
Projected benefit obligation, beginning of period	$927,369	$273,675
Service cost	39,667	48,641
Interest cost	2,743	732
Transfers-in and (-out), net	(209,035)	442,557
Actuarial (gain)/ loss	(152,048)	167,864
Currency conversion adjustments	(23,959)	(6,100)
Projected benefit obligation, end of period	$584,737	$927,369

Plan assets, beginning of period	$608,478	$95,406
Actual return on plan assets	(51,764)	70,634
Employer contributions	37,468	34,062
Participant contributions	20,608	20,738
Transfers-in and (-out), net	(150,129)	392,021
Administration expenses	(2,299)	(3,141)
Currency conversion adjustments	(13,747)	(1,242)
Plan assets, end of period	$448,615	$608,478
Accrued pension liability	$136,122	$318,891

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021, the Company recorded an accrued pension liability of $136,122 and $318,891, respectively, as non-current liabilities.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, and real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the statement of operations over the future service period of the plan participants. For the years ended December 31, 2022 and 2021, the amortization was $0. As of December 31, 2022 and 2021, the accumulated other comprehensive loss includes unrecognized pension costs of $50,792 and $151,739, respectively, consisting of net losses.

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2022	2021
Net loss, beginning of period	$151,739	$19,381
Other gain/loss during the period	(88,088)	103,544
Other prior year gain/loss recognized in period	(3,091)	(983)
Effect of settlement, curtailment	(6,913)	-
Amortization of pension related net loss	-	-
Net loss, end of period	53,647	121,942

Prior service cost, beginning of period	-	-
Amortization of prior service cost	(2,856)	29,797
Prior service cost end of period	(2,856)	29,797

Total unrecognized pension cost, end of period	$50,791	$151,739

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2022	2021
Discount rate	2.25%	0.30%
Rate of increase in compensation level	0.25%	0.00%
Interest credit rate on savings accounts	2.25%	1.00%
Expected long-term rate of return on plan assets	2.95%	2.00%
Inflation rate	0.85%	0.60%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments.

The accumulated benefit obligation as of December 31, 2022 and 2021 amounted to $584,737 and $927,369, respectively.

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 10

Commitments and Contingencies:

Commitments

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

COVID-19

The Company has implemented a comprehensive response strategy designed to manage the ongoing impact of the COVID-19 pandemic on its employees, patients and its business. The prolonged nature of the pandemic is negatively impacting the Company’s business in a varied manner due to the emergence of the Delta and Omicron variants and other variants with increased transmissibility, even in some cases in vaccinated people, limited access to health care provider offices and institutions and the willingness of patients or parents of patients to seek treatment. The Company expects that its business, financial condition, results of operations and growth prospects may continue to be negatively impacted by the pandemic on a limited basis that may vary depending on the context. However, the Company has begun to observe, and expect to continue to observe, a gradual normalization in patient and healthcare provider practices, as providers and patients have adapted their behaviors and procedures to the evolving circumstances and as COVID-19 vaccines continue to be administered. The extent of the impact on the Company’s clinical development and regulatory efforts, its corporate development objectives and the value of market for its common shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Such developments include continued spread of the Delta and Omicron variants in the U.S., Switzerland and other countries and the potential emergency of other SARS-CoV-2 variants that may prove especially contagious or virulent, the ultimate duration and severity of the pandemic, governmental “stay-at-home” orders and travel restrictions, quarantines, social distancing and business closure requirements in the U.S., Switzerland and other countries, and the effectiveness of vaccination programs and other actions taken globally to contain and treat the disease.

Note 11

Share Capital and Public Offerings:

Common Shares:

As of December 31, 2022, the Company had 32,428,893 registered and issued common shares.

On December 13, 2022, the Company closed on a securities purchase agreement with funds affiliated with BVF Partners L.P., or collectively, BVF, providing for the issuance in a private placement offering of (i) 5,747,126 common shares at a purchase price of $0.87 per share and (ii) pre-funded warrants to purchase 5,747,127 common shares at $0.87 minus $0.02 (CHF 0.02) per pre-funded warrant.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The Company engaged Laidlaw & Company (UK) Ltd. (“Laidlaw”) to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay Laidlaw a cash placement fee of $700,000 and warrants of 5% of the aggregate gross proceeds received for the securities sold in the offering.

In addition, the Company and BVF agreed that, until the Election Deadline, among other closing conditions, BVF shall have the right to purchase at the Second Closing up to $20 million in Units, with each Unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive warrants to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the Second Closing, at a purchase price of $1.50 per Unit, it being understood that the Company cannot issue fractional shares. The warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation.

Pursuant to the purchase agreement, the Company agreed to grant BVF the right to participate in future offerings of the Company’s securities for a period from the first closing (the “First Closing”) until the earlier of (i) the 30-month anniversary of the initial closing date or (ii) until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares. on the same terms, conditions and price provided for in the subsequent financing or the right to purchase a comparable security with a beneficial ownership limitation. In addition, the Company agreed to grant BVF the right to nominate one member to the Company’s Board of Directors and shall continue to recommend to its shareholders to elect such member for a period from the First Closing until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding common shares.

On October 7, 2022, the Company closed on a securities purchase agreement for the issuance in a private placement offering of (i) 5,194,802 common shares at a purchase price of $0.77 per share, and (ii) warrants to purchase up to an aggregate of 2,597,401 common shares at an exercise of $0.70 per share. The Company’s Chairman of the Board of Directors, Ronald Hafner, purchased 324,675 common shares in the offering and the Company’s Chief Medical Officer, George Apostol, purchased 1,298,701 common shares in the offering.

The Company engaged Laidlaw to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay Laidlaw a cash placement fee equal to 3.5% of the aggregate gross proceeds received for the securities sold in the offering.

At the closing of the offering, the Company’s existing convertible short-term notes, with an aggregate principal balance of $1,530,000 plus all accrued interest, that were issued in August 2022, were automatically converted into 2,516,429 common shares and the holders received warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the common warrants.

On April 25, 2022, the Company closed a registered direct offering with health-care focused institutional investors alongside participation from Mr. Hafner, for the purchase and sale of (i) 3,015,384 common shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 common shares at a purchase price of $1.04 minus CHF 0.02 per pre-funded warrant. Mr. Ronald Hafner, purchased 95,984 of the 3,015,384 common shares in the offering.

In a concurrent private placement, the Company issued the investors, who also participated in the registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. Pursuant to the terms of the securities purchase agreement, dated April 13, 2022, between the Company and the investors, the Company agreed to register and create the common shares issuable upon the exercise of the warrants issued as part of the concurrent private placement. The common shares will first need to be created based on Swiss law upon the exercise of the respective warrants by the investors.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The Company also entered into an agreement with A.G.P./Alliance Global Partners, as sole placement agent (the “Placement Agent”) dated April 13, 2022, pursuant to which the Placement Agent agreed to serve as the Company’s placement agent in connection with the registered direct offering and concurrent private placement. The Company agreed to pay the Placement Agent (except with respect to the securities to be purchased by Mr. Hafner) a cash placement fee equal to 7.0% of the aggregate gross proceeds received for the securities sold in the offerings.

On March 5, 2022, the Company entered into an ATM Sales Agreement (the “Sales Agreement”) with Virtu, as sales agent. Pursuant to the terms of the Sales Agreement, the Company may issue and sell from time to time its common shares through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. On March 31, 2022, the Company sold 22,000 common shares through the Sales Agreement for approximately $31,000, net. Pursuant to the Company’s prospectus supplement filed on April 13, 2022, the Company may issue and sell its common shares having an aggregate offering price of up to $230,000 pursuant to the Sales Agreement.

Under the Sales Agreement, common shares will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission on February 11, 2022. In addition, under the Sales Agreement, sales of common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of Shares and has agreed to provide Virtu with customary indemnification and contribution rights. The Company will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement.

The Company has no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions.

Warrants:

On December 13, 2022, concurrent with the offering with BVF, the Company issued Laidlaw warrants to purchase up to 574,712 common shares at an exercise price of $2.03. The warrants have an exercise price of $2.03 per common share and expire 5 years following the initial exercise date. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $272,892 was allocated from the total net proceeds of the offering.

On October 7, 2022, in a concurrent private placement, the Company issued investors who participated in the offering warrants to purchase up to an aggregate of 2,597,400 common shares at an exercise of $0.70 per share. The warrants will be exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging,” and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $806,510 was allocated from the total net proceeds of the offering.

On August 19, 2022, concurrent with the issuance of short-term convertible notes payable, the Company issued the noteholders warrants to purchase up to an aggregate of 307,844 common shares at an exercise price of $0.50 per share. The warrants will be exercisable immediately and will have a term of 2 years. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $67,008 was accounted for as debt discount. On October 7, 2022, upon conversion of the notes payable, the Company issued the noteholders additional warrants to purchase up to an aggregate of 1,258,214 common shares at an exercise price of $0.70 per share. The warrants will be exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The fair value of the warrants issued of $534,966 was included in the loss on conversion of convertible notes payable.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

On April 25, 2022, in a concurrent private placement, the Company issued investors, who also participated in the registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $1,477,835 was allocated from the total net proceeds of the common shares issuance on a relative basis to the common shares and warrants.

The following table summarizes the common share warrant activity for the year ended December 31, 2022:

Balance at January 1, 2022	5,409,746
Issuances	14,819,913
Exercises	(1,184,616)
Balance at December 31, 2022	19,045,043

The intrinsic value of exercisable but unexercised in-the-money common share warrants at December 31, 2022 was $10,605,284.

Treasury Shares:

In the second half of 2021, the Company created treasury shares from its authorized capital in order to use them for the SEDA, as discussed above. On December 31, 2021, the Company held 1,474,853 treasury shares for financing arrangements (2022: no such treasury shares were held).

Option Plan

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board of Directors allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan.

The exercise prices, vesting and other restrictions of the awards to be granted under the Option Plan are determined by the Board of Directors, except that no stock option may be issued with an exercise price less than the fair market value of the common shares at the date of the grant or have a term in excess of ten years. Options granted under the Option Plan are exercisable in whole or in part at any time subsequent to vesting.

The following table summarizes total stock option activity for the year ended December 31, 2022:

	Number of Options	Weighted Average Exercise Price

Balance at December 31, 2021	-	-
Granted	1,333,123	$1.23
Exercised	-	-
Expired/cancelled	-	-
Balance at December 31, 2022	1,333,123	$1.23
Options vested and exercisable	50,000
Options expected to vest	1,283,123

The weighted average remaining contractual life of each of the options outstanding, options vested and exercisable and options expected to vest at December 31, 2022 was 9.9 years.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes unvested stock option activity for the year ended December 31, 2022:

	Non-Vested Options	Weighted Average Grant date Fair Value

Balance at December 31, 2021	-	-
Granted	1,333,123	-
Vested	(50,000)	$0.22
Forfeited	-
Balance at December 31, 2022	1,283,123	$0.25

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those stock options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of December 31, 2022 was $1.29 and the aggregate intrinsic value for options outstanding and expected to vest each year was $154,270. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Stock-based compensation expense for the year ended December 31, 2022 was $22,730. As of December 31, 2022, total unrecognized stock-based compensation expense relating to unvested stock options was $306,508. This amount is expected to be recognized over a weighted-average period of 2.25 years.

Note 12

Income Taxes:

The Company has Swiss tax loss carryforwards of $32.4 million as of December 31, 2022 (December 31, 2021: $23.6 million) of which $15.5 million will expire within the next five years, and $16.9 million will expire between 2028 - 2029.

The significant components of net deferred taxes as of December 31, 2022 and 2021 are shown in the following table:

	2022	2021
Deferred tax assets:
Net benefit from tax loss carryforwards	$3,485,242	$2,504,647
Deferred revenues	264,997	264,997
Other, net	-	(24,086)
Valuation allowance	(3,750,239)	(2,745,558)
Net deferred taxes	$-	$-

The Company recorded a valuation allowance in 2022 and 2021 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2022, 2021 and 2020. The following table shows the income taxes in 2022, 2021 and 2020:

	2022	2021	2020

Current tax	$-	$-	$-
Deferred income tax (benefit)	(1,004,681)	(1,119,614)	(384,488)
	(1,004,681)	(1,119,614)	(384,488)
Change in valuation allowance	1,004,681	1,119,614	384,488
Total income tax expense	$-	$-	$-

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2020, so the years ended December 31, 2021 and 2022 are open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2022	2021	2020

Statutory tax rate	10.6%	10.6%	9.0%
Effect of temporary differences	(4.8%)	(3.6%)	3.9%
Change in valuation allowance on deferred tax assets	(5.8%)	(7.0%)	(12.9%)

Effective tax rate	0.0%	0.0%	0.0%

The Company had generated approximately $9,700,000 of net operating losses (“NOLs”) prior to the reorganization in 2019 in which the Company’s preliminary analysis indicates that such NOLs would not be subject to significant limitations pursuant to applicable income tax regulations. The temporary differences relate to the conversion to U.S. GAAP from local Swiss GAAP, mainly in the areas of debt, intangible amortization and deferring financing costs.

As of December 31, 2022 and 2021, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2022 and 2021.

Note 13

Related party consulting agreements:

The Company entered into consulting agreements with several of its management.

In October 2019, the Company entered into a collaboration agreement with Adya Consulting, a company founded and managed by the Company’s then Chief Operating Officer, Silvia Panigone. Pursuant to the collaboration agreement, the Company agreed to pay Adya Consulting a one-time fee of CHF 2,500 ($2,705) for due diligence activities as well as a success fee of 5% for raising funds. For the year ended December 31, 2021, the Company recorded fees to Adya Consulting of $102,264 included in research and development expenses, respectively, on the statement of operating and comprehensive loss. Effective May 1, 2021, Ms. Panigone had entered into an employment agreement with the Company. On September 5, 2022, the Company and Ms. Panigone agreed that she would leave her position as Chief Operating Officer on November 30, 2022.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the years ended December 31, 2022, 2021 and 2020, the Company recorded fees to CHG BioVenture SA of $131,941, $158,945 and $285,859, respectively, included in general and administrative expenses on the statement of operations and comprehensive loss.

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s current Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement could be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that could not be cured. The consulting agreement contained customary confidentiality provisions and provided for an 18-month non-solicitation clause. For the years ended December 31, 2022 and 2021, the Company recorded fees to Mr. Roy of $49,480 and $101,717, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss. The Company entered into a new consulting agreement starting June 1, 2021 for the continuation of Mr. Roy’s engagement with the Company. On May 31, 2022, Mr. Roy resigned as the Company’s Interim Chief Financial Officer. Mr. Roy continued to provide transition services to the Company through June 30, 2022.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the years ended December 31, 2022 and 2021, the Company recorded fees to Mr. Konofal of $201,053 and $174,997, respectively, included in research and development expenses on the statement of operating and comprehensive loss. The Company entered into a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s current Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the years ended December 31, 2022 and 2021, the Company recorded fees to Mr. Camozzi of $100,841 and $126,326, respectively, included in research and development expenses on the statement of operating and comprehensive loss.

In June 2022, the Company entered into a consulting agreement with Mr. Chad Hellmann, the Company’s current Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Hellmann an annual salary of $160,000 for his services. Additionally, Mr. Hellmann will be eligible for a bonus of up to $56,000 and he received 147,485 options under the Option Plan. For the year ended December 31, 2022, the Company recorded fees to Mr. Hellmann of $93,331, included in general and administrative expenses on the statement of operating and comprehensive loss.

In December 2022, the Company entered into a consulting agreement with Ms. Marianne Lambertson, the Company’s current Head of Corporate Communications & Investor Relations, pursuant to which the Company agreed to pay Ms. Lambertson a monthly retainer of $12,500 for her services. Additionally, Ms. Lambertson will be eligible for a one-time cash bonus based on the share value appreciation on 10,000 phantom shares with share appreciation defined as the difference in the opening share price commencing January 1, 2023 and the closing price ending April 30, 2023. For the year ended December 31, 2022, the Company recorded fees to Ms. Lambertson of $12,500 included in general and administrative expenses on the statement of operating and comprehensive loss.

In December 2022, the Company entered into a consulting agreement with Ms. Astrid Sommer, the Company’s Head of Human Resources, pursuant to which the Company agreed to pay Ms. Sommer a fixed monthly retainer of $4,756 (CHF 4,400) with an additional per hour rate of $270 (CHF 250) for hours exceeding 20 hours per month. For the year ended December 31, 2022, the Company recorded fees to Ms. Sommer of $4,042 (CHF 3,740) included in general and administrative expenses on the statement of operating and comprehensive loss.

In December 2022, the Company entered into a consulting agreement with Mr. Thomas Curatolo, the Company’s current Head of U.S. Commercialization, pursuant to which the Company agreed to pay Mr. Curatolo a monthly retainer of $16,000 per month for his services. Additionally, Mr. Curatolo is eligible to receive a 50,000 option award under the Option Plan. For the year ended December 31, 2022, the Company recorded fees to Mr. Curatolo of $16,000 included in general and administrative expenses on the statement of operating and comprehensive loss.

Note 14

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these financial statements were issued. There were no events that require adjustment to or disclosure in the Company’s financial statements.