Form 20-F
period 2023-12-31
NLS Pharmaceutics Ltd.
filed 2024-05-15
CIK 1783036

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 35,671,780 common shares, nominal value CHF 0.02 per share, as of December 31, 2023.

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

Unless the context otherwise indicates or requires, the NLS logo and all product names and trade names used by us in this annual report, including Quilience® and Nolazol®, are our proprietary trademarks and service marks. Quilience® and Nolazol® are NOT approved drugs. They refer to Mazindol ER an investigational drug currently in late stage clinical development by NLS. All trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars,” “USD” or “$” mean U.S. dollars, and references to “CHF” are to the Swiss Franc. U.S. dollar translations of CHF amounts presented in this annual report were done on different dates in accordance with the date as of such entry in the Company’s books and are derived from our audited financial statements included elsewhere in this annual report. U.S. dollar translations of CHF amounts presented in this annual report that are not derived from our audited financial statements included elsewhere in this annual report are translated using the rate of CHF 1.00 to $1.19, based on the exchange rate provided by the Swiss Federal Tax Administration on December 31, 2023.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F, or this annual report, may be deemed to be “forward-looking statements,” including some of the statements made under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” “Business” and elsewhere in this annual report constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	that our financial position raises substantial doubt about our ability to continue as a going concern;

●	our ability to maintain listing and effectively comply with the listing requirements of The Nasdaq Stock Market LLC, or Nasdaq;

●	the re-scheduling of Mazindol ER in the U.S. by the DEA following approval by the FDA;

●	the launch of a different formulation or different dosage of Mazindol by another company;

●	the use of Quilience (Mazindol ER) in a compassionate use program, or CUP, and the results thereof;

●	obtaining EMA and FDAFDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol NLS-4, or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience and/or Nolazol, or any other future product candidates;

●	the dosage of Quilience, Nolazol, and or any of our pipeline drugs;

●	our ability to move NLS-3, NLS-8, NLS-11, NLS-12 and any of our Aexon Labs (Dual) Orexin compounds (recently secured through an in-license) into investigational new drug, or IND-enabling studies;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience, Nolazol, and or any of our pipeline drugs;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

●	submission of a Marketing Authorisation Application, or MAA, and New Drug Application, or NDA, with the EMA and FDA for Quilience, Nolazol, and or any of our pipeline drugs, respectively;

●	completion and receiving favorable results of clinical trials for Quilience, Nolazol, and or any of our pipeline drugs;

●	issuance of patents to us by the U.S. Patent and Trademark Office, or PTO, and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the overall global political and economic environment in the countries in which we operate;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol controlled release, or CR, for treatment of additional indications other than narcolepsy, idiopathic hypersomnia, or IH, and ADHD; and

●	the ability of our management team to lead the development of our product candidates, conclude a strategic partnership deal for Mazindol or any of our pipeline compounds.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this in greater detail under Item 3.D. “Risk Factors” and elsewhere in this annual report. You should not rely upon forward-looking statements as predictions of future events. Readers are urged to carefully review and consider the various disclosures made throughout this annual report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have cited but not independently verified.

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

Risks Related to Our Business

●	We may be unable to successfully use mazindol, on which we depend substantially, as the drug substance for each of our current clinical mid-stage product candidates, Quilience, for the treatment of narcolepsy, and Nolazol, for the treatment of ADHD, and which outcome could prove costly to our business and could prevent us from obtaining regulatory or marketing approval;

●	We may not be able to initiate our Phase 3 clinical trials in Quilience without additional pre-clinical studies, chemistry, manufacturing, and controls, or CMC, work or early-stage clinical trials;

●	Prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD; and

●	If, and when, we seek to commercialize Quilience and/or Nolazol, we may be partially dependent upon prescriptions from physicians for the sale of both such product candidates, and therefore, the loss of a significant number of patient referrals by physicians prescribing Quilience and/or Nolazol may have an adverse effect on our future revenues, if any, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationships with Third Parties

●	We are dependent on a sole manufacturer for mazindol drug substance as well as the drug product. Any delay, price increase or unavailability of mazindol could materially adversely affect our ability to conduct clinical trials and, if this were to occur after we obtained commercialization and marketing approval, could cause us to cease operations.

●	We may seek to form additional strategic alliances in the near future with respect to our product candidates and to Mazindol in particular, and if we do not achieve such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets; and

●	We may in the future be subject to future claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to Our Financial Condition and Capital Requirements

●	Our financial statements for the year ended December 31, 2023, contained a going concern disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

●	To date, we have not generated any revenue, and we do not expect to generate any significant revenue unless and until we obtain marketing approval to commercialize Quilience and/or Nolazol. We are unable to predict the extent of future losses or when we will become profitable based on the sale of any product, if at all. Even if we succeed in developing and commercializing our product candidates, we may never generate sufficient revenue to sustain profitability. As of December 31, 2023, we had an accumulated deficit of approximately $70.4 million.

●	To date, we have not generated any revenues, have a history of losses and expect to incur losses in the foreseeable future and will need to raise substantial additional capital to successfully complete development, achieve and maintain phase 3 readiness, and seek to commercialize Quilience and/or Nolazol or other product candidates including NLS-3, NLS 4, NLS-8, NLS-11, and NLS-12 and the Aexon Labs Inc., or Aexon, platform, recently in-licensed, that we may seek to develop in the future, and such capital may not be available to us or available to us only on unfavorable terms.

●	As a public company, we are required to comply with extensive securities rules and regulations and Swiss governmental and Nasdaq Capital Market regulations, which are expensive, and which require significant management attention. We may voluntarily choose, or be forced to delist, from the Nasdaq Capital Market in case of non-compliance and or due to financial purposes.

Risks Related to the Regulatory Environment

●	We require regulatory approvals prior to any attempt to commercialize our product candidates from the FDA and the EMA; and

●	Our data from clinical trials may not satisfy the FDA or other comparable regulatory agencies, or the FDA or other regulatory agencies may require additional time or studies to assess the safety and efficacy of Quilience and/or Nolazol or other product candidates that we may seek to develop in the future.

Risks Related to the Ownership of Our Securities

●	Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities or us seeking to transfer our listed securities to a different exchange;

●	The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our common shares and Warrants;

●	As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	For as long as we remain an emerging growth company, or EGC, we will be exempt from certain securities laws requirements, including the fact that our auditors are not required to conduct an audit of our internal control over financial reporting; however, once we cease to qualify as an EGC, we will no longer be permitted to rely on such exemptions and as a result we will incur additional legal, accounting and other expenses; and

●	We have identified material weaknesses in our internal control over financial reporting and instituted ongoing remediation efforts. If our ongoing remediation efforts are not effective, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our common shares and Warrants may be adversely affected.

Risks Related to Our Business

We depend substantially on the success of our two product candidates, Quilience and Nolazol. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We have invested almost all of our efforts and financial resources to achieve and maintain phase 3 readiness in research and development and general and administrative costs of our two product candidates, Quilience for the treatment of excessive daytime sleepiness, or EDS, and cataplexy associated with narcolepsy and Nolazol, for the treatment of ADHD. The process to develop, obtain regulatory approval for and commercialize pharmaceutical product candidates is long, complex, costly and inherently uncertain of outcome. We are not permitted to market any of our product candidates in the United States, European Union, or the EU, or any other jurisdiction until we receive the requisite regulatory approvals. We may be able to generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world. However, we cannot give any assurance that our current clinical development plan will proceed as planned, or that our product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows us to effectively compete with our competitors, or be successfully marketed and commercialized.

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

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues (including those that result from COVID-19) or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trial.

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

Other than our headquarters and other operations which are located in Switzerland and our wholly owned U.S. subsidiary, NLS Pharmaceutics Inc., a Delaware corporation (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience and/or Nolazol or any of our other product candidates are approved for commercialization outside the United States, Switzerland, or the EU, we will likely enter into agreements with third parties to market the drugs in these additional global territories. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

●	different regulatory requirements for drug approvals in foreign countries;

●	differing United States and foreign drug import and export rules, tariffs and other trade barriers;

●	reduced protection for intellectual property rights in foreign countries;

●	failure by us to obtain regulatory approvals for the use of our products in various countries;

●	different reimbursement systems;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions;

●	business interruptions resulting from cyber-attacks, geo-political actions, including war (such as the Russia-Ukraine war and the Israel-Hamas war) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

●	potential liability resulting from development work conducted by these distributors; and

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Quilience and/or Nolazol will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

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

If Quilience and/or Nolazol is approved but does not achieve an adequate level of acceptance by physicians, third party payors and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

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

Our product candidates Quilience and Nolazol contain the active ingredient mazindol, which is currently listed as a Schedule IV controlled substance under the Controlled Substances Act of 1970, or CSA. Failure to maintain compliance with applicable requirements under the CSA or a change in the drug enforcement agency, or the DEA, scheduling (e.g., from IV to III) post approval or other applicable federal or state regulations could have an adverse effect on our operations and business.

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

Our market is subject to intense competition, which may result in others commercializing products before or more successfully than us. If we are unable to compete effectively, Quilience and/or Nolazol may be rendered non-competitive or obsolete, which may adversely affect our operating results.

The development and commercialization of new products is highly competitive. Our potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Quilience and/or Nolazol or any future product candidate that we may seek to develop or commercialize. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than Quilience and/or Nolazol or any future product candidate we may develop, which could render any product candidates obsolete and non-competitive. Our competitors also may obtain FDA or other marketing approvals for their products before we are able to obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the applicable market.

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

Unfavorable global economic conditions, including as a result of the ongoing war between Russia and Ukraine as well as Israel and Hamas, could have a negative impact on our operations, which could materially and adversely affect our business, financial condition, results of operations, prospects and market price of our common shares.

Global economic instability and unfavorable conditions could materially and adversely affect our business. The war between Russia and Ukraine is ongoing. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States. and other countries against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and responses of countries and political bodies to such sanctions, tensions, and military actions and the potential for more widespread conflict, have resulted in supply chain disruptions, increases in inflation, financial market volatility and capital markets disruption. In addition, the war between Israel and Hamas is ongoing. Any resulting instability and unfavorable economic conditions from the wars could disrupt our and our collaborators’ supply chains and adversely affect our and our collaborators’ ability to conduct ongoing and future clinical trials of our product candidates. The extent and duration of the wars, sanctions and resulting economic, market and other disruptions are impossible to predict, but could be substantial. Any such disruptions may heighten the impact of the other risks described in this annual report.

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

We are not permitted to market Quilience and/or Nolazol in the United States or the EU until we receive regulatory approval of an NDA from the FDA or MAA from the EMA, or in any foreign countries until we receive the requisite approval from regulatory authorities in such countries. We have not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Similarly, we have not received regulatory clearance in the EU to conduct clinical trials that are necessary to receive approval of a MAA for Quilience in Europe. As such, we have not submitted an MAA for any of our product candidates.

We may be able make our products available on a named patient basis and generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of Quilience and/or Nolazol for many reasons, including, but not limited to:

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

In this respect, we will also need to agree on a protocol with the FDA for the pivotal trials before commencing those trials. Pivotal trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for Quilience or Nolazol at such time, if any, when we seek FDA approval. We may face similar risks with respect to obtaining regulatory approval from the EMA for Quilience, and for Nolazol, at such time, if any, when we seek EMA approval. The risks that we face in obtaining applicable approvals from the FDA and EMA for Quilience and/or Nolazol or any other product candidate that we may seek to develop, may also exist with other regulatory authorities, such as those in Latin America.

Even if we obtain FDA, EMA or other regulatory approval for Quilience and/or Nolazol, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. In addition, even if we obtain a MAA from the EMA for the use of Quilience in adults, there can be no guarantee that we will receive an MAA for Quilience for the use in children. If we are unable to successfully commercialize Quilience and/or Nolazol we may be forced to cease operations.

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

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we develop Quilience and Nolazol, or other product candidates that we may seek to develop, in larger, longer and more extensive clinical trials as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2b/Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that Quilience and/or Nolazol, or other product candidates that we may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of our product candidates receives marketing approval, the FDA or EMA could require us to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Quilience and/or Nolazol, several potentially significant negative consequences could result, including:

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

The FDA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that we will successfully obtain such designation for Quilience and/or Nolazol. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

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

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements for the year ended December 31, 2023, contained a disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. In part because we have incurred losses in each year since our inception, our audited financial statements for the period ended December 31, 2023 contain a disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2023, that raises substantial doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2023 have been prepared assuming that we will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2023, we incurred accumulated losses of approximately $70.4 million. The disclosure regarding substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include a similar disclosure with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We expect to require additional financing to fund our operations in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers may be involved in allegations, litigation or legal or administrative proceedings from time to time.

On December 1, 2023, we received a letter from Cambrex Corporation, stating that as of December 1, 2023, we had an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723,23.

On June 1, 2023, Clinilabs, Inc., or Clinilabs, entered into a start-up agreement with us. On December 4, 2023, we received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from us for unpaid service fees.

On December 11, 2023, we received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX, Inc., or CoreRX. On December 11, 2023, we and CoreRX agreed to a structured payment plan in which we agreed to pay CoreRX a total amount of $1,007,700.50.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, financial condition and results of operations.

We believe that our current cash on hand and access to existing financing arrangements will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. There can be no assurance that these funds will be available, or if they are available, their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities, sustain operations or pay back its debt.

We believe that our current cash on hand and access to existing financing arrangements will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. We expect that we will be required to obtain additional liquidity in order to fund our operations through the approval of our lead product candidate. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt, equity financing or income from a partnership deal. We cannot be certain that funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. We may ultimately be forced to file for bankruptcy if no funds are available either through a financing or a strategic partnership.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. We believe that our current cash on hand and access to existing financial arrangements will not be sufficient to fund our projected operating requirements for at least one year from the issuance of the financial statements included elsewhere in this annual report. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are an emerging biopharmaceutical company with a limited operating history. To date, we have focused almost exclusively on developing product candidates using the active ingredient mazindol in proprietary formulations. We have funded our operations to date primarily through proceeds from the private placement of common shares, convertible instruments, related party credit facilities, shareholder loans, an initial public offering of common shares and Warrants, and drawdowns from a standby equity distribution agreement. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, although we received an upfront payment of approximately $2.5 million pursuant to the EF License Agreement (defined below) in 2019, we have not generated revenue from the sale of our product candidates (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information). We have incurred losses in each year since our inception. Our net loss attributable to holders of our common shares for the year ended December 31, 2023 was approximately $12.2 million and for the year ended December 31, 2022 was approximately $16.4 million. As of December 31, 2023, we had an accumulated deficit of approximately $70.4 million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded clinical trials. In addition, if we obtain marketing approval for Quilience and/or Nolazol, or any other current or future product candidate, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company, which we estimate will be at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

Our ability to become profitable depends upon our ability to generate revenues. To date, we have not generated any revenue from our pre-clinical and clinical development stage product candidates, Quilience, Nolazol and NLS-4, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenues unless or until we obtain marketing approval of, and commercialize, Quilience and/or Nolazol and/or the Aexon platform that we may seek to develop in the future. Our ability to generate future revenues from product candidate sales depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progress the pre-clinical and clinical development of our product candidates, namely Quilience and/or Nolazol;

●	developing and obtaining regulatory approval for registration studies protocols for our product candidates, namely Quilience and/or Nolazol;

●	subject to successful completion of registration and clinical trials of Quilience and/or Nolazol, applying for and obtaining marketing approval;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for our product candidates, if marketing approval is received;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of narcolepsy, IH, ADHD and Long-COVID;

●	obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	obtaining and maintaining CIV labeling (no FDA imposed boxed warning, commonly referred to as a “Black Box” warning) of our lead product candidate Quilience and follow-on product candidates, Nolazol and NLS-4;

●	establishing and nurturing relationships with the leading prescribers of narcolepsy, ADHD and Long-COVID prescriptions in the United States; and

●	attracting, hiring, and retaining qualified personnel.

Alexander Zwyer, our Chief Executive Officer, and Eric Konofal, our Chief Scientific Officer, have interests that may be different from, or in addition to, the interests of our shareholders and the Company and Aexon may not have sufficient funds to continue or grow operations.

Alexander Zwyer owns 35% of Aexon, and Eric Konofal owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which we have a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs. Mr. Zwyer and Mr. Konofal may have interests in the transactions with Aexon that may be different from, or in addition to, the interests of our shareholders and that may create potential conflicts of interest. Each of us and Aexon expect to be required to obtain additional liquidity in order to fund operations through the approval of certain of each of the company’s products. Until each company can generate significant revenues, if ever, each company expects to satisfy its future cash needs through debt or equity financings. Each company cannot be certain that funding will be available to it on acceptable terms, if at all. If funds are not available, each company may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to each company’s products.

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

As of December 31, 2023, our cash and cash equivalents were approximately $0.9 million, and we had a negative working capital of $6.07 million and an accumulated deficit of $70.4 million. Based upon our currently expected level of operating expenditures, we believe that our current cash on hand and access to existing financial arrangements will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. We expect that we will require substantial additional capital to commercialize our product candidates and put in place multiple options to raise the funds necessary to support our operations. However, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	our clinical trial results and the costs for conducting pivotal trials;

●	the cost, timing and outcomes of seeking marketing approval of Quilience and/or Nolazol;

●	the cost of filing and prosecuting patent applications and the cost of defending our patents;

●	the cost of prosecuting patent infringement actions against third parties;

●	development of other early-stage development product candidates;

●	the costs associated with commercializing Quilience and/or Nolazol if we receive marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell Quilience and/or Nolazol;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	any product liability or other lawsuits related to our products;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

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

We do not currently operate manufacturing facilities for clinical production of Quilience and/or Nolazol. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We will rely on third-party manufacturers to produce bulk drug products required for our clinical trials and commercial sales, if any. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed process validation for the drug substance manufacturing process. Process validation involves a series of activities taking place over the lifecycle of the product and process. If our contract manufacturers are not approved by the FDA, or other regulatory bodies, our commercial supply of drug substance will be significantly delayed and may result in significant additional costs. If the FDA does not consider the result of the process validation or required testing to be satisfactory, regulatory approval and/or commercial supply after launch may be delayed. The FDA and similar foreign regulatory bodies may also implement new requirements, or change their interpretation and enforcement of existing requirements, for manufacturers, packaging or testing of products at any time. If we, or our contract manufacturers are unable to comply with such process validation or other requirements, we may be subject to regulatory, civil actions or penalties which could harm our business.

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

The primary patent based intellectual property protection for our product candidates are patents granted on the method of use and formulation. We do not have patents or patent applications covering our products as a composition of matter (i.e., compound claims)) for all our product candidates.

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

As of the date of this annual report, our key employees and consultants include our Chief Executive Officer, Mr. Alexander Zwyer, our Chief Financial Officer, Elena Thyen-Pighin, our Chief Scientific Officer, Eric Konofal, and our Chief Medical Officer and Global Head of Research and Development, Dr. George Apostol. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. For example, during 2022, the sale prices of our common shares ranged from a high of $2.40 per share to a low of $0.33 per share and during 2023, the sale prices of our common shares ranged from a high of $1.88 per share to a low of $0.26 per share. During this time, we do not believe that we have experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume; however, we have sold equity which was dilutive to existing shareholders. These broad market fluctuations may adversely affect the trading price of our securities. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their shares and may otherwise negatively affect the liquidity of our shares.

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

As a public company, we are required to maintain internal control over financial reporting and will be required to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an EGC as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. If we fail to remediate the material weaknesses,or are otherwise unable to maintain effective internal control over financial reporting, management could be required to expend significant resources and we could fail to meet our public reporting requirements on a timely basis, and be subject to fines, penalties, investigations or judgements, all of which could negatively affect investor confidence and adversely impact our stock price.

As of December 31, 2023, we have material weaknesses in our internal control over financial reporting, relating to a lack of sufficient number of trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

During the year ended December 31, 2023, we have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting. We conducted an analysis to identify the underlying reasons for the material weaknesses. This involved assessing risk factors, understanding process gaps, and pinpointing areas that needed improvement. As part of our remediation we have transitioned the accounting processes, previously outsourced to an external fiduciary company, to an in-house team. While we believe that these efforts will improve our internal control over financial reporting in accordance with U.S. GAAP and SEC reporting requirements, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

The Warrants we have issued are speculative in nature.

The Warrants we have offered and sold do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price for a limited period of time. Specifically, holders of the Warrants we have issued may exercise their right to acquire the common shares and pay an exercise price per common share as contemplated in such holder’s Warrant, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of our common shares and Warrants could have adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2023. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the common shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Consequences-Passive Foreign Investment Companies” for additional information.

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

Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities or us seeking to transfer our listed securities to a different exchange.

On April 17, 2024, we received a determination letter from the staff (the "Staff") of the Listing Qualifications Department of Nasdaq notifying the Company of the Staff's determination that, unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the "Panel"), the Company's securities would be subject to delisting from The Nasdaq Capital Market due to the Company's failure to maintain at least a $1.00 bid price per share over the course of 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2). Accordingly, the Company requested a hearing before the Panel. The hearing request stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

At the hearing, the Company intends to present a plan to achieve compliance with the bid price requirement, as well as any other applicable Nasdaq listing requirements, and to request that the Panel allow the Company additional time to regain such compliance. However, there can be no assurance that the Panel will grant the Company's request for an extension or that the Company will ultimately regain compliance with all applicable requirements for continued listing.

On January 9, 2024, we received a letter from the Listing Qualifications Department of Nasdaq indicating that we did not meet the minimum of $2.5 million in shareholders’ equity required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(b)(1) or the alternative compliance standards relating to the market value of listed securities or net income from continuing operations, or the Minimum Stockholders’ Equity Requirement. The letter also indicated that we would be provided with a period of 45 calendar days to submit a plan to regain compliance, and if such plan is accepted by Nasdaq, we may be granted up to 180 calendar days from January 9, 2024 in which to regain compliance. On February 23, 2024, we submitted our plan, on time, to regain compliance with Nasdaq Listing Rule 5550(b)(1). On March 7, 2024, the Listing Qualifications Department of Nasdaq notified us that Nasdaq had accepted the plan submitted and the Company has been afforded an additional 180 day calendar days from the date of the letter, or until July 8, 2024, to evidence compliance.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our common shares on Nasdaq. If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum stockholders’ equity requirements or minimum bid price requirements, Nasdaq may take steps to delist our common shares. Such a delisting would have a negative effect on the price of our common shares, impair the ability to sell or purchase our common shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our common shares are a “penny stock,” which would require brokers trading in our common shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our common shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our common shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

The amended Swiss corporate law, effective January 1, 2023, allows our shareholders to implement a so called capital band (Kapitalband) in the articles of association which authorizes the board of directors to increase and/or decrease the share capital within a certain bandwidth without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and the authorization must be renewed by the shareholders every five years. Additionally, subject to specified exceptions, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Furthermore, a Swiss corporation may pay interim dividends (“Zwischendividende”) if the corporation has sufficient distributable profits during the current fiscal year. The remaining provisions applicable to the dividends are also applicable to the interim dividends. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital-the aggregate nominal value of a company’s issued shares-only by way of a capital reduction. As of December 31, 2023, we had CHF 47,188,748 (approximately $50,432,748) of qualifying capital contributions and CHF 713,436 (approximately $733,413) of registered share capital (consisting of 35,671,780 common shares each with a nominal value of CHF 0.02 and no preferred shares) on our audited statutory balance sheet (which audit was performed by our independent registered public accounting firm), as required pursuant to Swiss law. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless we increase our share capital or our reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

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

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection. Any failure of our platform to comply with applicable laws and regulations could harm our business, operating results and financial condition.

Our operations may from time to time involve cross-border transfer of data, which may subject us and our customers that use our products to privacy, cybersecurity and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. Multiple jurisdictions have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals.

In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. We continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more stringent subject matter specific state laws in the United States. For example, in 2018, California enacted the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Similarly, many other countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in certain circumstances, IP addresses and other online identifiers. For example, the EU has adopted the GDPR, which enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. Given the breadth and depth of its obligations, working to meet the requirements of the GDPR has required significant time and resources, including a review of our technology and systems currently in use against the requirements of the GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. We have taken measures to address certain obligations under the GDPR and to make us GDPR compliant, but we may be required to take additional steps in order to comply with the GDPR. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and operating results, and our ability to conduct business in the EU could be significantly impaired.

We also continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our practices. We expect that there will continue to be new proposed laws, rules of self- regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our products and solutions in certain jurisdictions, or subject us to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm our business, financial condition and operating results.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy, cybersecurity or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Any failure or perceived failure by us, our products or our platform to comply with new or existing U.S., EU or other foreign privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were established on June 10, 2015 as a Swiss limited company. Our registered office is located at The Circle 6, Postfach, 8058 Zurich, Switzerland.

In 2016, we acquired several patents from Assistance Publique - Hopitaux de Paris, or AP-HP, in France, including for our lead compound mazindol. Since our founding, we have assembled an experienced leadership team with a track record of developing and repurposing products to treat rare neurological disorders. Our Chief Executive Officer, Alexander Zwyer, has held a variety of senior leadership roles of increasing responsibility in the pharmaceutical industry, including global roles in business development, sales and marketing, medical as well as regulatory affairs, and general management. We complement our management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of our current focus, rare hypersomnolence (specifically, narcolepsy) and complex neurodevelopmental disorders.

Our principal executive offices are located The Circle 6, Postfach, 8058 Zurich, Switzerland, our general telephone number is (+41) 44 512 21 50 and our internet address is www.nlspharma.com. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov. The information contained on our website and the SEC website or available through such websites is not incorporated by reference into and should not be considered a part of this annual report, and the references to websites in this annual report are inactive textual references only.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

Starting the last quarter of 2023, we began to adjust our workforce, primarily comprised of consultants. On March 20, 2024, we announced that we had secured Exclusive Global License for Next-Generation Non-Sulfonamide Dual Orexin Agonist Platform. On March 22, 2024, we announced the closing of $1.75 Million Registered Direct Offering.

In 2023, 2022 and 2021 our capital expenditures amounted to $0, $0, and $39,560, respectively. Our current capital expenditures are primarily for software and office furniture substantially all in Switzerland, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication), IH (follow-on indication) and potentially ADHD (back-up indication). We believe that this unique mechanism of action will also enable Mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or non-existent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities, or NCE’s, from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. We believe that our streamlined clinical development approach has the potential to advance our product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, we believe, exists with respect to the development of our lead product candidate, Quilience, and follow-on product candidate, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by excessive eating).

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

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary controlled release, or CR, formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000’s, before being voluntarily withdrawn from the market not for safety nor for efficacy reasons (Docket n° FDA-2007-P-0326) but for commercial. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug. We have entered into an agreement with Novartis Pharma AG for the exclusive rights to mazindol pre-clinical, non-clinical and clinical data and to Sanorex (mazindol) NDA in the U.S., and non-exclusive rights of mazindol in the rest of the world, except Japan and intend to use the toxicology, clinical safety and tolerability, and CMC intellectual property from the Sanorex (mazindol) NDA to support a marketing application for Mazindol ER for the treatment of narcolepsy.

We believe that our lead product candidate, Quilience, offers a meaningfully differentiated product profile over current treatment options for the following reasons:

●	Mechanism of action. If approved today, Quilience would be the only partial orexin 2 receptor agonist approved by the FDA, as well as the only triple monoamine reuptake inhibitor approved by the FDA for the treatment of narcolepsy. Narcolepsy is caused by a profound loss of orexin producing neurons and a partial orexin 2 receptor agonist may help to replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency and reduce disease specific symptoms. In addition, its unique dual mechanism of action as also a monoamine triple reuptake inhibitor further acts to reduce disease specific symptoms, offering patients a treatment option that may address simultaneously and in concert the two primary symptoms of narcolepsy.

●	Low potential for abuse and misuse and diversion. Mazindol is still listed as a Schedule IV controlled substance as classified by the DEA. The DEA defines Schedule IV controlled substances as those “with a low potential for abuse and a low risk of dependence.” Unlike sodium oxybate (a Schedule III controlled substance), the top-selling medication for narcolepsy in the United States with over $ 2 billion in annual revenues, historically mazindol never required a REMS to manage known or potential serious risks associated with its use.

●	Quilience is expected to be administered as a monotherapy. Narcolepsy is a complex spectrum disorder to manage and even with available approved medications, the majority of narcolepsy patients often require multiple medications to treat their symptoms. According to the current treatment guidelines (initially published in 2007) of the AASM, approved medications for narcolepsy, at best, provide only moderate improvement in narcolepsy symptoms and their respective side effects may limit their use. The AASM specifically highlights that future investigations should be directed toward development of more effective and better tolerated therapies and primary prevention. The Voice of the Patient report from the FDA’s patient-focused drug development initiative, published in 2014, concluded that, based on the overall benefit-risk assessment of currently approved medications, there is a continued need for additional effective and tolerable treatment options for patients with narcolepsy. A retrospective analysis (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6) showed that mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on the two primary symptoms of narcolepsy, EDS and cataplexy.

●	Quilience is expected to have minimal drug interactions. Based on the results of five in vitro metabolism studies, Mazindol ER has a very low potential for drug interactions In the lab, mazindol did not interact with any of the enzymes that metabolize drugs in humans. Its metabolism was also not influenced by any well-known enzyme inhibitors or stimulants. One of its metabolites (representing less than 12% of mazindol) showed some interactions with a minor metabolic enzyme named P-glycoprotein (Pgp) and this interaction will be further investigated in humans. Nevertheless, mazindol showed significantly less interactions with metabolic enzymes than any other narcolepsy treatment.

●	Quilience is being developed as a once-daily oral tablet administered in the morning upon wakening. Patients have identified a need for treatment options that are easier to take, dosed less frequently, do not disrupt night-time sleeping and provide full day coverage of symptoms. We believe that once-daily dosing with Quilience may address this need and may help improve patient compliance and adherence with treatment. Quilience utilizes our proprietary extended-release formulation and is being designed to optimize its pharmacokinetic and pharmacodynamic properties with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long-acting symptom control to uniquely meet the needs of patients.

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

Nearly all patients diagnosed with narcolepsy require lifelong treatment to combat the daily and debilitating symptoms, yet, most continue to suffer because a large portion remain undiagnosed and/or because of inadequate treatments. One FDA approved medication for both EDS and cataplexy associated with narcolepsy, sodium oxybate franchise (Xyrem/Xywav), although marketed with significant limitations impeding its use, generated revenues of over $2.0 billion in 2022 according to Jazz Pharmaceuticals’ 2022 full year financial results issued on March 1, 2023. According to a September 2021 report from Dun & Bradstreet, the narcolepsy market generated $2.68 billion in 2020 and is projected to reach $6.67 billion by 2030, growing at a compound annual growth rate of 9.6% from 2020 to 2030.

As partial agonist of the OX2R and a triple monoamine reuptake inhibitor, we believe that Quilience reflects a unique mechanism of action to address the shortcomings of the approved medications and the unmet needs of patients. Quilience is being designed as an oral, once-daily treatment, intended for long-term use. Through the use of mazindol in Quilience and the expected benefits of our proprietary controlled-release formulation, we hope that regulatory agencies will conclude that Quilience has a desirable balance of efficacy, safety and tolerability to support marketing authorization.

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

After obtaining an IND approval mid-2021, we initiated a Phase 2 clinical trial in the third quarter of 2021 to evaluate Quilience as a once-daily monotherapy for the treatment of EDS and cataplexy, the primary symptoms of narcolepsy. This proof-of-concept, or PoC, trial was conducted in approximately 20-25 specialized centers across the U.S. and positive top-line results were announced on September 27, 2022. On January 30, 2023, we announced the completion of an open label extension study with Quilience(R) (Mazindol ER) for the treatment of narcolepsy. On March 27, 2023, we announced open label extension study six-month data for Quilience(R) (Mazindol ER) in the treatment of narcolepsy Type 1 and Type 2.

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

Sodium oxybate (commercial brands: Xyrem (Jazz), Xywav (Jazz), Lumryz (Avadel)) is the legally manufactured form of gamma hydroxybutyrate, an illicit drug of abuse. It was the first FDA approved treatment for cataplexy and is also approved for EDS, and as such, is often used as a first-line therapeutic. While it has been reported to have a positive impact for patients, sodium oxybate also has many challenges with significant limitations that can often impede its use. As a severe CNS depressant with a rapid onset of sedation with both hypnotic and amnestic effects, it is abused to incapacitate victims for sexual assault. Sodium oxybate is a CIII controlled drug and with the potential for an adverse outcome, it is further subject to higher CI controls for abuse and is only available through an FDA imposed restricted-access REMS program. It carries a Black Box warning for respiratory depression and abuse, which can lead to seizures, decreased consciousness, coma and death, and at doses lower than those used to treat narcolepsy. The occurrence of experiencing adverse effects is more common with sodium oxybate compared to other medications used in narcolepsy and adverse effects, even at recommended doses, include nausea, confusion, CNS and respiratory depression, neuropsychiatric depression and confusion, bed-wetting, sleepwalking, automatic behaviors, and involuntary movements. Sodium oxybate has a short half-life and is administered in a split dose, once at bedtime and again two and a half to four hours later, which can be difficult for patients to manage. In addition, generally, an extensive titration period is required, which can take upwards of seven months to achieve a complete optimal response.

Many patients with narcolepsy have cardiovascular risk concerns, including hypertension, and treatment with sodium oxybate contributes 1,100-1,640 milligrams, or mg, to an individual’s daily sodium intake, in comparison to a total daily intake of 1,500 mg as recommended by the American Heart Association. Additionally, life-style changes are also often needed when being treated with sodium oxybate, including the avoidance of alcohol and other medications that may cause sedation and due to its profound sedation and hypotonic effects, a change in living arrangements may be needed if living alone or the need to seek different and multiple treatment options when becoming a parent. Yet, despite these severe limitations, sodium oxybate continues to be the market leader in the United States in terms of revenues.

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

Quilience Development Program

We conducted a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021 and concluded the trial in the third quarter of 2022. The primary endpoint of the study was the change from baseline in EDS, as measured by the Epworth Sleepiness Scale (ESS). The key secondary endpoint was the change from baseline in the weekly number of cataplexy attacks in the subset of patients with cataplexy. The trial design is shown below:

The trial was conducted in 21 clinics in the U.S. and enrolled 67 patients with both narcolepsy Type 1 and Type 2, who received treatment with either 3mg of Quilience (Mazindol ER) once daily or placebo. Patients in the trial were randomized 1:1 into each treatment arm. All patients who completed the Phase 2 POLARIS study were eligible to participate in an open label extension (OLE) study and continued once-a-day treatment with Mazindol ER 3 mg for up to six months as monotherapy (no concomitant wake-promoting or anti-cataplexy treatments were allowed). On January 30, 2023, we announced that 87% of patients who completed the POLARIS Phase 2 study requested to continue monotherapy treatment with Mazindol ER in the six-month OLE study rather than transition to other therapies.

In September 2022, we announced top-line data relating to our Phase 2 POLARIS study for the use of Mazindol ER in patients with narcolepsy. Of the 60 patients targeted for enrollment in the U.S. Phase 2 trial (Study NLS-1021), 67 were randomized and included in the final analysis. The final database included 33 patients on treatment and 34 patients on placebo, with balanced mean baseline ESS scores (17.9 for treatment and 18.0 for placebo). Approximately one-third of patients enrolled in the study were diagnosed with narcolepsy type 1 (NT1), and therefore presented with both EDS and cataplexy symptoms. Eligible NT1 patients must have had moderate to severe disease according to the study protocol - defined as having more than 3-4 cataplexy attacks per week. Study participants were required to undergo a 1-2-week wash out period (depending on prior therapy). After the wash out period, participants were randomized to receive either once-daily treatment with Mazindol ER 2mg for week 1 and 3mg for weeks 2-4, or matching placebo for 4 weeks.

For EDS, the ESS mean change from baseline to each visit and the standard error (SE) of Quilience® (NLS-2) versus placebo were all statistically significant at week 1 -4.3 (1.13) versus -1.1 (1.06) (p=0.0055), at week 2 -4.7 (1.14) versus -1.3 (1.06) (p=0.0035), at week 3 -5.0 (1.18) versus -1.6 (1.09) (p=0.0045), and at week 4 -5.8 (1.23) versus -2.1 (1.14) (-6.26, -1.15; p=0.0045).

Observed Mean Change from Baseline in ESS:

The change from baseline to Week 4 in the weekly average number of cataplexy episodes decreased over time in both treatment groups. The change from Baseline to Week 4 in Average Weekly Cataplexy Episodes was statistically significantly greater in the Mazindol ER group (mean [SD] –14.3 [9.50]) than in the placebo group (–6.1 [6.30]) (p = 0.019) despite the smaller sample size (only 1/3 of the study population were NT1 patients).

Observed Mean Change from Baseline in Weekly Cataplexy Episodes:

The treatment arms were balanced in terms of patient demographics, baseline levels, and disease characteristics. Mazindol ER was well-tolerated and no safety concerns were identified. No serious adverse events were reported.

Mazindol ER was generally safe and well-tolerated in the completed Phase 2 trial. There were 66 patients in the Safety Population (all patients who received at least one dose of Mazindol ER). Treatment emergent adverse events (TEAEs), were reported by 48.5% (16/34) of patients receiving Mazindol ER and 23.5% (8/33) of patients receiving placebo. There were no unexpected adverse events. There were no severe and no serious TEAEs reported for either the placebo or the Mazindol ER groups. In addition, no patients discontinued Mazindol ER due to TEAEs. The most common TEAEs for the Mazindol ER group was dry mouth (21.2% [7/34]) followed by nausea (9.1% [3/34]), and decreased appetite (9.1% [3/34]). The most common TEAEs for the placebo group were dry mouth (2.9% [1/34]), urinary tract infection, (2.9% [1/34]), and headache (2.9% [1/34]). Other than an expected reduction in body weight (~1.3 kg) and a moderate increase in heart rate (~11.3 bpm), there were no other significant ECG, labs, or vital signs changes on mazindol versus placebo.

 Patients who completed the POLARIS Phase 2 trial were able to participate in the OLE study. The OLE study enabled patients completing the randomized controlled trial to access treatment with Mazindol ER without any background stimulant and/or anti-cataplexy treatment for up to 6 months. Of the 67 patients who completed the randomized controlled Phase 2 trial, 52 patients (or 87% of completers) elected to roll over into the OLE study. Patients treated with Mazindol ER in the randomized Phase 2 trial continued to improve after rolling over into the OLE study. Placebo patients in the randomized Phase 2 trial achieved comparable results to treated patients in the Phase 2 trial after switching to Mazindol ER in the OLE study. Safety and tolerability of Mazindol ER were similar between the randomized trial and OLE study.

For patients treated with Mazindol ER in the randomized Phase 2 trial, ESS improved by an additional 1.8 points in the OLE study by the third month of treatment (double-blind and OLE treatment combined). At that timepoint, the mean ESS score for these patients reached 8.2, with lower scores denoting an improvement in the condition (improved wakefulness). Importantly, ESS scores of 10 or below are considered to be typical scores for people without narcolepsy. As an extension of the 4-week randomized treatment period in the Phase 2 trial, these data indicate that maximum efficacy for EDS with Mazindol ER is reached at approximately 3 months of treatment. Overall, the mean score for these patients declined by approximately 10 points from their baseline levels at the start of the randomized Phase 2 trial to month 3 in the OLE study.

For patients who received placebo in the randomized Phase 2 trial and rolled over to receive Mazindol ER in the OLE study, EDS scores declined to levels comparable to those treated with Mazindol ER in the randomized trial at Week 4. This effect was maintained through month 3 in the OLE study, with EDS scores just above the “normal” range.

For patients diagnosed with cataplexy and treated with Mazindol ER in the randomized Phase 2 trial, the mean number of weekly cataplexy episodes was approximately 10 at the end of the 4-week DB period, down from a baseline level of approximately 17.5 at the beginning of the trial. During the OLE study, mean weekly cataplexy episodes for these patients declined to 2.1, and remained relatively stable in the 2 to 4 range through week 24 of the OLE study.

Notably, there were patients diagnosed with Narcolepsy Type I who achieved zero weekly cataplexy episodes in the OLE study, with some of those maintaining this effect through week 12 and beyond. Below is an example of one of those super responders:

Given the success of our Phase 2 clinical trial, we intend to commence two Phase 3 randomized, double-blind, placebo controlled, parallel studies in adult patients with narcolepsy type 1. On March 29, 2023, we met with the FDA for an end of Phase 2 meeting. On May 2, 2023, we announced that the FDA provided authorization to proceed with the Phase 3 clinical program (AMAZE) for Mazindol ER. In July 2023, we announced that the first Phase 3 clinical trial protocol received approval from the independent IRB. The AMAZE Program encompasses two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy. Along with IRB approval and the green light from the FDA, NLS has retained a CRO and has enrolled a number of sites for the phase 3 studies. Once suitable capital has been secured, we expect the phase 3 program to commence as the sites are ready to begin enrolling patients.

Additional clinical studies may be required for regulatory approval necessary to commercialize Mazindol ER, such as clinical pharmacology studies, and, if needed, we intend to conduct these studies in parallel with our Phase 3 program, subject to agreement with the FDA and other applicable regulatory authorities.

Both phase 3 trials, NLS-1031 and NLS-1032, will measure the weekly cataplexy episodes as the primary endpoint over eight weeks of treatment. Patients will then continue into a 12-month OLE phase of each study. To be eligible for enrollment into the program, patients must be at least 18 years of age and have been diagnosed with narcolepsy with cataplexy.

As agreed with the FDA, we intend to submit the NDA for Quilience as a new NDA. Nevertheless, a large amount of the original NDA data will be used for this submission. To license the original mazindol data, we entered into an agreement with Novartis in March 2021 to obtain all preclinical and clinical data for studies previously conducted on mazindol by Novartis. This data may potentially provide us another avenue to streamline and/or reduce the costs of our preclinical and clinical programs. Our ability to rely on the FDA’s previous findings of safety studies published in the scientific literature, and the extent to which licensed innovator data may be utilized will depend on our ability to demonstrate a scientific bridge to Mazindol ER from the previous formulation.

In November 2022, we launched an individual Paid-for Named Patient Program, or NPP, to provide access to Mazindol ER for the treatment of IH in Europe where this medication would not otherwise be available for this indication in certain countries. The NPP for IH was launched in the United Kingdom and we were expected to expand to other countries including France, Italy and Switzerland. This NPP was terminated in May 2023 for lack of performance of Calcog (Caligor Coghlan Ltd.), the service provider in charge of the development and execution of this program in Europe. We partnered with a third-party pharmaceutical company to expand access, early access and compassionate use programs to provide treatment of IH with Mazindol ER where it would otherwise not be available.

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

Nolazol for the Treatment of ADHD (Back-up Program Product Candidate)

Nolazol is a triple monoamine reuptake inhibitor and orexin receptor-2 partial agonist and its unique pharmacological profile is expected to yield important benefits compared to existing treatments of ADHD. Enhancing the function of the three neurotransmitters well-known to be implicated in ADHD, norepinephrine, dopamine and serotonin, along with its activity on the orexin-2 receptor, Nolazol may produce an optimal reduction in ADHD symptoms over available treatments.

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

According to the 2002 practice parameter for the use of stimulant medications from the American Academy of Child & Adolescent Psychiatry, approximately 30% of patients do not respond adequately to or have dose-limiting adverse effects with CII stimulants. Additionally, certain patients, or parents of patients, prefer not to use CII stimulants due to their stigma and known abuse potential. There are a few non-stimulant treatments available, such as atomoxetine (Strattera®), clonidine (Kapvay®), and guanfacine (Intuniv®), that were developed to address this need; however, their efficacy is sub-optimal to stimulants and while unscheduled, their overall safety profile does not necessarily provide an improvement to CII stimulants.

Strattera, a norepinephrine reuptake inhibitor, was the first non-stimulant treatment option for ADHD and while its initial launch started strong, underscoring the demand for an alternative to CII stimulants, sales steadily declined as patients and physicians found it to not be nearly as effective as CII stimulants. It is now considered a second-line treatment and is typically used as an alternative to CII stimulants for patients who have a substance abuse problem, a family member(s) with a substance abuse problem, tics, or intolerable side effects with CII stimulants. Strattera carries a Black Box warning for increased risk of suicidal thoughts in children and adolescents and additional warning statements for liver damage. Moreover, Strattera takes four weeks to reach initial onset of action and six to ten weeks to achieve full clinical effectiveness, related both to the prolonged titration needed and the delay in the onset of action of the compound. Today Strattera (branded and generic version) has about 3.6% market share, despite initially climbing to nearly 20% following launch on the basis of being an alternative to CII stimulants.

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

Given its unique binding profile (specifically, as a partial OX2R agonist), in addition to its classification as a CIV stimulant, we believe Nolazol could be transformative for the ADHD treatment landscape. Nolazol is a triple monoamine reuptake inhibitor and also a partial agonist of the OX2R, which we believe is an important, unique and differentiating factor relative to other ADHD treatments. In our clinical studies conducted to date, Nolazol has been well-tolerated and there were no treatment-related serious adverse effects or discontinuations. In terms of abuse potential, Nolazol has an already established low risk of abuse, as previously determined by the DEA when mazindol, its active ingredient, was scheduled as a CIV substance, underscoring the awareness and agreement that Nolazol has a lower risk of abuse than CII stimulants. In addition, based on the current DEA classification of mazindol as a CIV stimulant, we expect that Nolazol will continue to be without a Black Box warning in the U.S., which is another important differentiator relative to both CII stimulants and the current non-stimulants in use today to treat ADHD.

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

Phase 3 Development Strategy

Having successfully met both the primary and secondary endpoints in our initial Phase 2 trial, we may plan to further the development of Nolazol as a follow-on or back-up candidate to support filing for marketing and commercialization approval initially in adults in the United States, followed by children and adolescents.

Our first Phase 3 clinical trial may aim to evaluate doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The primary endpoint being the change from baseline in the ADHD-RS-5 score, which was the primary endpoint in our Phase 2 trial. Our second Phase 3 clinical trial may target to evaluate doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

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

On June 1, 2023, we presented final results from a preclinical study for NLS-4 at annual meeting of the American Society of Clinical Psychopharmacology (ASCP) in Miami. The aim of the study was to examine the effectiveness of NLS-4 in comparison with modafinil. NLS-4 is designed to be a more potent next generation modafinil that does not induce the hepatic toxicity associated with long-term modafinil use. In the study’s Long-COVID animal model, NLS-4 improved circadian rhythm dysregulation and CFS in subject animals. Based on the results, we believe that NLS-4 should improve recovery from CFS in humans at a dose that is four times lower than that used for modafinil.

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

Aexon CNS Platform

Aexon conducts research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Eric Konofal, MD, PhD, who works under a part-time consulting agreement for us as our Chief Scientific Officer, is the president and founder of Aexon, and owns 59% of Aexon Labs. Alexander Zwyer, our Chief Executive Officer, owns 35% of Aexon Labs. Mr. Zwyer holds no board or executive position at Aexon.

On March 20, 2024, we announced that we entered into an exclusive worldwide license agreement with Aexon Labs, Inc., a privately held U.S. company, under which we acquired full global development and commercialization rights to Aexon’s Dual Orexin Receptor Agonists platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This license agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist platform that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. NLSP has plans to initiate proof-of-concept preclinical development in the second half of 2024, subject to sufficient funding.

The possibility to acquire this novel and unique platform, consisting of over 300 compounds, bridges the present to the future treatment of sleep disorders as well as other neuro-degenerative disorders. Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as obesity, narcolepsy, depression, ischemic stroke, drug addiction and Alzheimer’s disease. These new compounds, in addition to our current pipeline, including Mazindol ER for the treatment of narcolepsy, NLS-4 focused on idiopathic hypersomnia, long-COVID and chronic fatigue syndrome, and NLS-11, addressing Kleine-Levin Syndrome and neurodegenerative diseases, will further complement and strengthen our sleep franchise. NLS will be uniquely positioned to hold the key to unlock the challenges associated with rare sleep disorders now and in the future.

In addition, we initiated a comprehensive exploration of new opportunities that align with our core values and strengths, with the goal of diversifying our revenue streams, mitigating risks and creating lasting value for our stakeholders. As part of this process, the Company is considering a wide range of options with a focus on maximizing shareholder value, including strategic partnerships, out licensing assets of the Company, and other future strategic actions. Several strategic partnerships discussions are currently under way and in advanced stages of negotiations. As always, we continue to approach the sleep medicine market from a holistic perspective. According to Global Narcolepsy Drugs Market (By Therapeutic Type, Disease Type, End User, Regional Analysis), Pipeline Analysis, Key Company Profiles and Recent Developments - Forecast to 2030” the global sleep medicine market is estimated to increase to more than $100 billion by 2030, with narcolepsy accounting for over $6 billion by 2030.

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

License Agreement with Novartis

On March 10, 2021, we entered into a License Agreement with Novartis Pharma AG or Novartis, whereby we obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, we have obtained the same rights on a non-exclusive basis in all territories outside of the U.S, except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, we agreed to pay Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA and subject to the FDA’s review and feedback on the preclinical data from Novartis, with the amount to be reduced to $375,000 in case certain toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon our product candidate reaching $250 million in cumulative sales.

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

Narcolepsy

We face competition from established pharmaceutical and biotechnology companies that currently market products for the treatment of symptoms in narcolepsy. There is no cure and many patients report that their medicines do not improve their complete range of symptoms. For the treatment of both EDS and cataplexy, we believe that currently our only competitors are Jazz Pharmaceuticals (Xyrem/Xywav®, sodium oxybate) and Harmony Biosciences (Wakix®, pitolisant). Although only indicated for EDS, our competitors also include Novartis (Ritalin®), Teva (Provigil®/Nuvigil®, Modafinil/Armodafinil, Axsome (Sunosi®, solriamfetol), Avadel (Lumryz®, once nightly sodium oxybate), as well as amphetamines, such as Adderall® and Dexedrine®. Other development stage compounds currently under development include TAK-861 (Takeda’s selective OXR2-agonist), AXS-12 (Axsome, reboxetine) and other early-stage OX2R agonist (Orexia, Alkermes, Jazz/Sumitomo, Harmony).

The below table highlights the limitations of certain drug products approved for use in the United States by the FDA for treatment of EDS or cataplexy.

Product	Cataplexy Approval	Risk of Abuse Diversion		Limitations
Amphetamines (Adderall, Dexedrine)	No	High: CII	●	“Grandfathered” approval only (pre-1938 indication) for Immediate Release (IR)	●	Tolerance and rebound hypersomnolence
					●	Short-acting

Methylphenidate (Ritalin)	No	High: CII	●	“Grandfathered” approval only (pre-1938 drug) for IR	●	Tolerance and rebound hypersomnolence
					●	Short-acting

Solriamfetol (Sunosi)	No	Low: CIV	●	Efficacy for controlling cataplexy not available	●	Risk for drug induced high-blood pressure that can go undetected

Modafinil /Armodafinil (Provigil/Nuvigil)	No	Low: CIV	●	Potential for serious rash, including Stevens-Johnson syndrome	●	Substrate, inducer, and inhibitor of CYP450 isoenzymes, which significantly increases the risks for drug-drug interactions
			●	Cases of major fetal congenital malformations

Pitolisant (Wakix,)	Yes	Not determined	●	Pitolisant may reduce efficacy of oral contraceptives, and so	●	Unclear efficacy; partially failed Phase 3 program
				alternative methods of contraception should be utilized	●	Data suggests it’s only effective in 1/3 of patients

Sodium oxybate (Xyrem/Xywav, Lumryz)	Yes	High: CIII, CI penalties for diversion	●	Very short acting; requiring two nighttime doses	●	Can take up to 3+ months for response
			●	Not effective against EDS, so used in combination with stimulants or modafinil	●	Known as the “date rape drug”
			●	Because of the risks of depression, abuse, and misuse, Xyrem is available only through a restricted distribution program called the Xyrem REMS Program	●	Xyrem is a CIII controlled substance as sodium salt of gamma hydroxybutyrate (GHB), a Schedule I controlled substance. Abuse or misuse of illicit GHB is associated with CNS adverse reactions (acting as a CNS depressant), including seizures, respiratory depression, decreased consciousness, coma, and death
			●	Potential life-threatening adverse effects

ADHD

We face competition from established pharmaceutical and biotechnology companies that currently market a range of CII stimulants to treat ADHD. Our primary competitors include Takeda Pharmaceutical Company Ltd. (Vyvanse®, Adderall® and Mydayis®), Neos Therapeutics Ltd. (Adzenys® XR-ODT and Contempla® XR-ODT), Eli Lilly & Co. (Strattera®), Novartis AG (Focalin®) and Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson (Concerta®). The below table provides a more in-depth breakdown of Nolazol against certain competing pharmaceutical products, based on the current scheduling of mazindol by the DEA.

Research and Development Strategy

Subject to obtaining sufficient funding, we aim to continue conducting research and development activities to expand the commercial potential of both Quilience and Nolazol, while continuing to examine the development of compounds that could serve as effective treatments for other CNS disorders. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. Our research and development efforts are focused primarily in the following areas and serve as a basis for future development, if any, of a more diverse product pipeline, of which certain product candidate leads, such as NLS-4 are in preclinical development stages. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually pursue out-licensing agreements and asset sale transactions that we believe will allow us to drive greater value for our shareholders. Key elements of our research and development strategy include the following:

●	Efficiently advance our lead product candidate, Quilience, and follow-on product candidate, Nolazol, through marketing approval. We plan to first advance the development of Quilience, followed by the development of NLS-4 (follow on). If successful, we plan to initially file for marketing approval in the United States and potentially also in the EU for Quilience and subsequently develop NLS-4 (NCE) for post-COVID chronic fatigue syndrome for global markets.

●	Find partners for out-licensing and asset sale agreements. While we continue with our goal of progressing our product candidates, Quilience and Nolazol, on our own into further clinical development in order to initiate commercialization of such product candidates, we may seek to enter into transactions to sell or out-license Quilience, Nolazol or certain other product candidates or intellectual property that we develop. This strategy allows us to potentially create value for our shareholders ahead of our approval timelines.

●	Reduce clinical and regulatory risk, limit development costs, and accelerate time to market. Our product candidates, Quilience and Nolazol, incorporate a known molecule in a proprietary CR and ER formulation. The former immediate release formulation of mazindol has a well-established safety record from its long history of clinical use across the United States and several countries in Europe and, as a result thereof, a well-characterized safety profile that has allowed us to rapidly begin conducting clinical development of Nolazol and to generate supportive phase 2 data in a study conducted in 85 patients with ADHD in the United States in May 2017 and complete a Phase 2 study in patients with narcolepsy in the United States. We believe that this strategy also allows us to potentially seek FDA approval using the 505(b)(2) regulatory pathway for both product candidates.

●	Develop products with differentiated pharmacological profiles. We are developing product candidates with dual mechanisms of action. For example, Quilience and Nolazol utilize a dual mechanism of action, resulting in a unique pharmacological profile targeting multiple neuronal pathways that are widely thought to be disrupted and lead to the disorders targeted by our product candidates. We believe that products with clearly differentiated features, as compared to currently available drug therapies, will be attractive to patients and physicians and will provide us with a competitive commercial advantage.

●

Maximize the therapeutic potential of our existing targets and product candidates. Given the central physiological roles played by the distinct targets of our lead and follow-on product candidates, we believe that there is significant potential for us to address multiple indications and our goal is to expand the therapeutic and commercial potential of our existing product candidates to additional indications. For example, we plan to explore the development of Quilience for the treatment of IH, another rare CNS disorder for which Quilience received orphan drug designation in the U.S. and in Europe.

●	Deploy our value-driven approach to broaden our sleep-related product portfolio. Our team has extensive experience in CNS research and a strong record of publication in peer-reviewed journals and we plan to develop additional product candidates to treat indications with a high unmet medical need, and may seek to in-license from or collaborate with third parties to develop product candidates that we believe are highly differentiated, promising therapeutic candidates that address major unmet clinical needs. Our scientifically rigorous approach to evaluating new opportunities includes a robust asset evaluation of key factors, including the unmet medical need, biological rationale, safety profile, as determined by applicable regulatory agencies, feasibility of clinical development, potential for accelerated development path, regulatory approval, intellectual property position, competitive landscape and commercial potential.

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

In December 2019, we entered into an agreement with Cambrex High Point for the production of our drug substance, pursuant to which, upon completion of purchase orders, Cambrex High Point may manufacture mazindol for us. We obtain our supply of the finalized drug product from another third-party manufacturer, CoreRx with whom we signed an agreement in February 2021. We do not currently have any contracts binding us to use supply or production services provided for under such agreements. We expect to continue to rely on third-party manufacturers to produce sufficient quantities of our product candidates and their component raw materials for use in our internal research efforts and clinical trials and in relation to any future commercialization of our product candidates. Our third-party manufacturers are responsible for obtaining the raw materials necessary to manufacture our product candidates, which we believe are readily available from more than one source. Additional third-party manufacturers are and will be used to formulate, fill, label, package and distribute investigational drug products and eventually our products, if and when our product candidates receive approval. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. We believe that our current supplier and manufacturers have the capacity to support both clinical supply and commercial-scale production, but we do not have any formal agreements at this time for such supply and production, and we may also elect to enter into agreements with additional or alternative parties in the future.

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

In April 2021, we formed a wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation. We did not have any other subsidiaries as of December 31, 2023.

D. Property, Plant and Equipment

Our principal executive office is located at The Circle 6, Postfach, 8058 Zurich, Switzerland, and consists of approximately 25 square meters (approximately 270 square feet) of shared office space under an indefinite term lease that may be terminated by either party with one-month prior notice.

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

Prior to our initial public offering in the United States, we primarily financed our operations through the proceeds from our private placements of debt and equity securities, an upfront payment from our collaboration partner and a Swiss Government COVID-19 loan that was repaid in full prior to our IPO. We have no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of December 31, 2023, we have an accumulated deficit of $70.4 million.

As of December 31, 2023, our cash and cash equivalents were $0.9 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern.

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

Amounts expected to be recognized as revenues within the 12 months following the balance sheet date are classified as a current portion of deferred revenues in the balance sheets in our financial statements included elsewhere in this annual report. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenues, net of current portion. As of December 31, 2023, we have long-term deferred revenues of $2,500,000 which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Recent Financing Agreements

ATM Sales Agreement

On March 5, 2022, we entered into an ATM Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, or Virtu, as sales agent. Initially we were eligible to sell up to $3.9 million pursuant to the Sales Agreement. On April 13, 2022, we reduced the amount that may be sold pursuant to the Sales Agreement to $230,000. As of December 31, 2023, we sold an aggregate of 22,000 common shares for gross proceeds of approximately $32,000. Currently, we are unable to utilize our ATM Sales Agreement until we conduct a bring down diligence process with Virtue.

Under the Sales Agreement, common shares may be offered and sold pursuant to our shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the SEC on February 11, 2022. In addition, under the Sales Agreement, sales of our common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act.

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

In addition, we and BVF agreed that, until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the FDA, or the Election Deadline, among other closing conditions, BVF shall have the right to purchase at a second closing, or the Second Closing, up to $20 million in units, or the Units, with each Unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive a warrant, or the Additional Warrants, to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the Second Closing, at a purchase price of $1.50 per Unit. The Additional Warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation. To date, BVF has not committed to the closing of the second tranche.

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

On September 28, 2023, we entered into a short term loan agreement, or the Short Term Loan Agreement, with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Short Term Lender, providing for an unsecured loan to the Company in the aggregate amount of CHF 500,000, or the Short Term Loan. Pursuant to the Short Term Loan Agreement, the Short Term Loan bears interest at a rate of 10% per annum and matures on November 30, 2023. On November 15, 2023, the Company, entered into a series of short term loan agreements, or the Bridge Loan Agreements and together with the Short Term Loan Agreement, the Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Bridge Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Bridge Loan. Pursuant to the Bridge Loan Agreements, the Bridge Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

On March 18, 2024, we entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, and a series of addendums to the Bridge Loan Agreements with the Bridge Lenders, each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

On May 13, 2024, we entered into the second short term addendum, or the Second Short Term Addendum, to the Short Term Loan Agreement dated September 28, 2023, and a short term addendum, or the Short Term Addendum, to the Short Term Loan Agreement dated November 15, 2023, with the Short Term Lender providing for an extension of the maturity date under the Short Term Loan Agreements to June 30, 2025.

On March 20, 2024, we entered into a securities purchase agreement, or the March Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 common shares, at a purchase price of $0.25 per share. The offering closed on March 22, 2024. In addition, pursuant to the March Purchase Agreement, the investors received unregistered warrants, or the Common Warrants, to purchase up to an aggregate of 3,500,000 common shares at an exercise of $0.25 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The March Purchase Agreement contains customary representations and warranties and agreements of the Company and the investors and customary indemnification rights and obligations of the parties. Pursuant to the March Purchase Agreement, we agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or Common Share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. We have also agreed that from the date of the March Purchase Agreement until one year after the closing date of the offering, we shall not enter into an agreement to effect any issuance by us or any of our subsidiaries of common shares or Common Share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering resulted in gross proceeds to us of $1,750,000. We intend to use the net proceeds from the offering for working capital and general corporate purposes.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2023, we had tax loss carryforwards totaling $40.9 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

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

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

	For the Year Ended December 31,
	2023	2022
Research and development expenses	$5,908,288	$8,976,643
General and administrative expenses	5,898,775	6,505,721
Operating loss	(11,807,063)	(15,482,364)
Other income (expense), net	(219,812)	10,045
Interest expense	(119,920)	(95,211)
Interest on related party loans	(25,233)	(5,655)
Loss on extinguishment of convertible notes	-	(922,495)
Net loss	$(12,172,029)	$(16,495,680)

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

The following table summarizes our research and development expenses during the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022

Pre-clinical development	$270,233	$443,357
Clinical development	1,704,873	6,824,928
Clinical manufacturing costs	2,640,030	802,052
License fee with Novartis	-	-
License fee with Aexon	30,000
Subcontractors	1,228,804	888,661
Other	34,348	17,645
Total	$5,908,288	$8,976,643

Our research and development expenses totaled $5,908,288 for the year ended December 31, 2023, representing a decrease of $3,068,355, or 34.2%, compared to $8,976,643 for the year ended December 31, 2022. The increase in CMC expenses was attributable to the increase of clinical manufacturing costs for the production of drugs intended for Phase 3 clinical trials. The significant decrease in clinical and pre-clinical expenses in 2023 was attributable to the fact that there were no active clinical trials in 2023, as compared to the clinical trials we conducted in 2022.

General and Administrative Expenses

Our general and administrative expenses totaled $5,898,775 for the year ended December 31, 2023, representing a decrease of $606,946, or 9.3%, compared to $6,505,721 for the year ended December 31, 2022. The decrease was attributable to decreases in insurance costs related to directors and officers insurance coverage for members of our board of directors and senior management, accounting services, legal counsel costs and costs of filing and maintenance of our new and existing patents.

Operating Loss

As a result of the foregoing, our operating loss totaled $11,807,063 for the year ended December 31, 2023, representing a decrease of $3,675,301 or 23.7%, compared to $15,482,364 for the year ended December 31, 2022.

Other Income (Expense)

Other income (expense) consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other expense of $219,812 for the year ended December 31, 2023, representing an increase of $229,857, or 2,288.3%, compared to other income $10,045 for the year ended December 31, 2022. The change is due to movements in the exchange rates.

Interest Expense

Interest expense consists of interest on notes payable and interest and imputed interest expenses on the convertible notes payable and certain previously outstanding convertible loans. Interest expense was $119,920, including $0 of imputed interest, for the year ended December 31, 2023 representing an increase of $24,709, or 26%, compared to expense of $95,211, including $67,008 of imputed interest, for the year ended December 31, 2022. The increase was due to interest due to vendors on outstanding invoices.

Interest on Related Party Loans

Interest on related party loans was $25,233 for the year ended December 31, 2023, representing an increase of $19,578, or 346.2%, compared to $5,655 for the year ended December 31, 2022. The increase was due to a series of short-term loan agreements with certain existing shareholders of the Company during these time periods.

Loss on Extinguishment of Convertible Notes

The loss on extinguishment of convertible notes for the year ended December 31, 2023 was not applicable due to the absence of any such transactions during that period. For the year ended December 31, 2022, a loss on extinguishment of convertible notes amounting to $922,495 occurred. This loss resulted from the extinguishment of short-term convertible notes with an aggregate principal and interest amount of $1,550,121 in exchange for 2,516,428 common shares with a fair value of $0.77 per share and an aggregate fair value of $1,937,650 and additional warrants with a fair value of $534,996.

Net Loss

As a result of the foregoing, our net loss totaled $12,172,029 for the year ended December 31, 2023, representing a decrease of $4,323,651, or 26.2%, compared to $16,495,680 for the year ended December 31, 2022.

For a comparison of the year ended December 31, 2022 to the year ended December 31, 2021, see our annual report on Form 20-F for the year ended December 31, 2022.

B. Liquidity and Capital Resources

Overview

During the year December 31, 2023, we funded our operations with $1,633,746 unsecured loans to the Company with certain existing shareholders of the Company, in the aggregate amount of CHF 1,375,000.00 (approximately $1,633,746). As of December 31, 2023, we had $897,680 in cash and cash equivalents.

The table below summarizes our cash flows for the years ended December 31, 2023 and 2022:

	2023	2022

Net cash used in operating activities	$(9,684,466)	$(13,879,371)
Net cash used in investing activities	-	-
Net cash provided by financing activities	$1,633,746	$17,396,669
Effect of exchange rate changes on cash and cash equivalents	-	(100)
Net increase (decrease) in cash and cash equivalents	$(8,050,720)	$3,517,198

Operating Activities

Net cash used in operating activities was $9,684,466 during the year ended December 31, 2023 compared with net cash used in operating activities of $13,879,371 for the year ended December 31, 2022. The change in cash used in operating activities for the year ended December 31, 2023 was due to our reporting a net loss of $11,807,063 for the year ended December 31, 2023, compared with a net loss of $15,985,002 for the same period in 2022, driven by a $3,068,355 decrease in research and development costs for the year ended December 31, 2023.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This may raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Investing Activities

We had no net cash from or used in investing activities in 2023 or 2022.

Financing Activities

Net cash provided by financing activities of $1,633,746 for the year ended December 31, 2023, consisted of $1,633,746 of net proceeds from short-term loan agreements with certain existing shareholders of the Company.

Net cash provided by financing activities of $17,396,669 for the year ended December 31, 2022, consisted of $16,547,137 of net proceeds from the issuance of common shares, pre-funded warrants and warrants, $1,530,000 in proceeds from the issuance of convertible notes payable $23,692 from the exercise of pre-funded warrants, offset in part by payments on the note payable of $704,160.

See “—Recent Financing Transactions” above for descriptions of our additional financing transactions in 2023 and 2022.

Current Outlook

During 2023, we financed our operations primarily through proceeds from sales of our common shares, warrants, the exercise of warrants and the issuance of convertible notes. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

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

As of December 31, 2023, our cash and cash equivalents were $0.9 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2023, approximately 26% of our expenses were denominated in CHF, 7% in EUR and 1% in GBP. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results - Operating Expenses - Research and Development Expenses, net” and “Item 5.A. Results of Operations - Comparison of the year ended December 31, 2023, to the year ended December 31, 2022- Research and Development Expenses, net.”

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

As of December 31, 2023, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. We have allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management and directors as of May 14, 2024:

Name	Age	Position	Initial Year of Appointment
Directors
Ronald Hafner(1)(3)	60	Chairman and Director	2015
Alexander Zwyer	55	Chief Executive Officer and Director	2015
Florence Allouche Aknin(3)	57	Director	2023
Claudio L. A. Bassetti(3)	65	Director	2023
Audrey Greenberg(2)(3)	51	Director	2023
Gian-Marco Rinaldi(1)(2)(3)	55	Director	2021
Elena Thyen-Pighin	52	Chief Financial Officer	2023
George Apostol	51	Chief Medical Officer and Global Head of Research and Development	2022
Eric Konofal	56	Chief Scientific Officer	2021

(1)	Member of Compensation, Nomination & Governance Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as defined under Nasdaq rules)

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

Claudio L. A. Bassetti, Director

Claudio L. A. Bassetti received his Doctor of Medicine degree from the University of Basel and trained in Bern and Lausanne, with research fellowships in experimental neurophysiology and Sleep Medicine. In 2000, he was appointed professor of Neurology at the University of Zurich and in 2009, founded the Neurocenter of Southern Switzerland. He is currently Chair of the Neurology Department, Inselspital, Bern University Hospital and Dean, Medical Faculty, University of Bern. He has served as president of the European Neurological Society, European Sleep Research Society, and European Academy of Neurology, among other prominent appointments. He has authored over 560 publications and speaks six languages. A global leader in sleep medicine, he has pioneered studies in sleep disorders and stroke, as well as made fundamental contributions to the etiology, pathophysiology and management of narcolepsy.

Florence Allouche Aknin, Director

Florence Allouche Aknin, a Doctor of Pharmacy and holding a Master’s in Business Administration, began her career as a biologist at AP-HP (Greater Paris Hospitals), managing the tech transfer office for 16 years and creating 75 start-ups. Dr. Allouche Aknin is an expert and mentor at the Paris incubators and has represented French technology internationally. She is a Professor of Pharmacy at the University Paris City and an elected member of the French National Academy of Pharmacy. She is also the President and Founder of Myrpharm Advisors, a start-up studio for the biopharmaceutical industry. In addition, in 2022, Dr. Allouch Aknin launched Sorbonne Venture, a €100M fund dedicated to health technology. She is also Chairwoman of the Board of Directors for PepKon, a French biotechnology company. Among her many awards, Dr. Allouche Aknin was elected “Woman of the Year 2017” by the French financial magazine La Tribune, Women’s trajectory Award 2018 by HEC Paris, and Mercure Entrepreneurs Award 2019 by HEC Paris.

Audrey Greenberg, Director

Audrey Greenberg is Co-founder of the Center for Breakthrough Medicines, where she currently serves as Chief Business Officer responsible for business development, corporate strategy, team attraction and engagement, and joint venture and investor relationships. Before launching CBM, she spent two decades working as a private equity executive, investment banker and public accountant. She has an MBA from the Wharton School and is a registered CPA. Audrey is recognized as one of the Top Trailblazers in Biotech with a strong track record of building life science companies through capital attraction, strategic relationships, novel technologies, and top-tier management teams. She has launched and scaled several startups now with multi-billion-dollar valuations. She has two decades of executive leadership expertise spanning across functions from Chief Financial Officer to Chief Strategy Officer to Chief Business Officer and is a renowned expert in Advanced Therapies, biomanufacturing, and building bioinnovation hubs. Audrey was recently recognized as one of the Most Influential Philadelphians, Philly Power 100, Woman of Influence, Titan 100, Healthcare Power Player, Power Woman, Life Science Revolutionary Trailblazer, and Young Industry All-star. Her companies have received awards including Deal of the Year (2x), Employer of the Year, Startup of the Year, DEI Initiative of the Year, Innovator of the Year, and the PRSA Ladle Award for Communications.

Elena Thyen-Pighin, Chief Financial Officer

Elena Thyen-Pighin holds extensive experience in leadership and management functions as both head of finance and human resources across a number of industries, including organizations similar to NLS. Based in Switzerland, Ms. Thyen-Pighin speaks 5 languages and has a strong and successful track record, most notably in accounting for both private and publicly listed enterprises. She earned a Bachelor of Science degree in Business and Administration from Eastern Switzerland University of Applied Sciences in St. Gallen (Switzerland).

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

Eric Konofal, Chief Scientific Officer

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. For the year 2023, pursuant to Swiss law, we are required to provide the compensation report detailing the compensation (i) in a total amount and individual amount of our members of the board of directors (stating the name and function of the member concerned), (ii) in a total amount and the highest amount attributable to the senior management (stating the name and function of the member concerned) and (iii) name and function of senior management who received an additional amount (if any) to the general meeting of shareholders.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2023.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 10 persons	$1,631	$111	$272

In accordance with Swiss law, we are required to disclose the compensation granted to the board of directors and the senior management as follows: the total amount for the board of directors and the amount attributable to each member of the board of directors, stating the name and function of the member concerned, as well as the total amount for the senior management and the highest amount attributable to a member of the senior management, stating the name and function of the member concerned. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2023.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits		Share Based Compensation
Ronald Hafner	$41		$3	$-
Alexander Zwyer	$863		$54	$-
Myoung-Ok Kwon(1)	$10		$1	$-
Stig Løkke Pedersen(1)	$10		$1	$-
Chad Hellmann (2)	$67		$-	$-
George Apostol	$350		$40	$-
Gian-Marco Rinaldi	$28		$2	$-
Audrey Greenberg	$15		$1	$136
Anthony Walsh(3)	$15		$1	$136
Elena Thyen-Pighin	$53		$8	$-
Eric Konofal	$179	$		$-

(1)	Resigned as a member of the Company’s board of directors on May 22, 2023.
(2)	Resigned as Chief Financial Officer on May 1, 2023.
(3)	Resigned as a member of the Company’s board of directors on April 3, 2024.

Employment Agreements with Senior Management

We have entered into written employment agreements with our Chief Executive Officer and Chief Medical Officer, currently our only members of senior management. Our other members of the management team are not engaged as full-time employees as of December 31, 2023. We have entered into consulting or employment agreements with our other management and employees. All of these agreements contained provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors’ and officers’ liability insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation and governance committee, and, in certain circumstances, upon approval by our shareholders.

C. Board Practices

Board of Directors

On May 3, 2023, our board of directors resolved to consider increasing the size of the board of directors by two seats and seek U.S. based, industry experts as candidates to potentially serve as independent directors at our next annual general shareholders meeting.

Our board of directors is composed of six directors. Each director is elected for a one-year term. Messrs. Hafner, Rinaldi and Zwyer were reappointed at the annual shareholders’ meeting held on June 30, 2023. Audrey Greenberg and Anthony Walsh were elected to the board of directors at the annual shareholders’ meeting held on June 30, 2023. Claudio L.A. Bassetti and Florence Allouche Aknin joined the board of directors effective January 1, 2024. Mr. Walsh resigned from the board of directors on April 3, 2024.

Swiss law requires that any listed company exceeding two of the three thresholds specified in art. 727 para.1 no. 2 of the Swiss Code of Obligations, or the CO, in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the senior management team. If a company fails to comply, it must be disclosed in a statutory compensation report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. For our board of directors, this rule will apply, subject to meeting the thresholds required under the CO, from the business year 2026, whereas for the senior management team from the business year 2031. The triggering thresholds are (i) a balance sheet total of CHF 20 million, (ii) sales revenue of CHF 40 million and (iii) an average of 250 full-time employees per year.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Florence Allouche Aknin, Claudio L. A. Bassetti, Audrey Greenberg, Ronald Hafner and Gian-Marco Rinaldi are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, our independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and senior management.

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

Our audit committee currently consists of Audrey Greenberg and Gian-Marco Rinaldi, each of whom meets the requirements for financial literacy under Nasdaq rules. Mr. Rinaldi serves as chairperson of the audit committee and our board of directors has determined that Mr. Rinaldi is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

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

Compensation, Nomination and Governance Committee

The members of our compensation, nomination and governance committee are currently Ronald Hafner and Gian-Marco Rinaldi Diaz de la Cruz with Ronald Hafner serving as chairperson. The compensation, nomination and governance committee assists our board of directors in overseeing our cash compensation and equity award recommendations for our senior management along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our senior management. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. In accordance with Swiss Law, the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. In addition, in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the nomination and governance committee. With respect to the nomination of persons to our board of directors, our home country rules do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders.

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

D. Employees.

As of May 14, 2024, we have four senior management members, of which our Chief Executive Officer,Chief Medical Officer and Chief Financial Officer are full-time employees, while the other member of the senior management is a consultant.. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

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

F. Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of May 14, 2024 by:

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

	No. of Shares Beneficially Owned (1)	Percentage Owned (1)
Holders of more than 5% of our voting securities:

Magnetic Rock Investment AG(2)	2,845,000	6.6%
BVF Partners L.P.(3)	11,494,252	26.5%
Felix Grisard(4)	3,242,889	7.5%
Ronald Hafner*	2,071,710	4.8%
YA II PN, Ltd.(5)	3,959,128	9.1%

Lind Global Fund II LP(6)	4,300,000	9.9%
Directors and senior management who are not 5% holders:
Alexander Zwyer*	1,598,133	3.7%
Eric Konofal	1,103,659	2.5%
Gian-Marco Rinaldi*	268,725	**
George Apostol	1,363,916	3.1%
Herve Girsault	25,000	**
All directors and senior management as a group (6 persons)	6,431,143	14.8%

*	Indicates director of the Company.

**	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The percentages shown are based on 43,385,218, common shares issued and outstanding as of May 14, 2024.

(2)	Magnetic Rock Investment AG is a private company owned in equal part by each of its shareholders, Messrs. Bauer, Stein and Ödman. Ronald Hafner serves on the board of directors and is a 25% shareholder of Magnetic Rock Investment AG.

(3)	Includes pre-funded warrants to purchase up to 1,112,020 common shares and excludes additional pre-funded warrants to purchase up to 4,635,107 common shares which are subject to a beneficial ownership blocker. Based solely on the Form 13G filed on December 16, 2022, with respect to securities jointly held by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP and MSI BVF SPV LLC, each with a principal address of 44 Montgomery Street, 40th Floor, San Francisco, California 94104

(4)	Based solely on a Schedule 13G filed with the SEC on February 24, 2023.

(5)	Based solely on a Schedule 13G filed with the SEC on February 12, 2024.

(6)	Based solely on a Schedule 13G filed with the SEC on March 27, 2024.

Significant Changes in Ownership by Major Shareholders

During the past three years, there have been decreases in their relative percentage of ownership of our major shareholders as a result of our initial public offering and other equity issuances and an addition of a major shareholder due to an investment made in the Company during 2023.

Record Holders

As of the date of this annual report, there was a total of 24 holders of record of our common shares, of which at least 6 have, to the best of our knowledge, a registered address in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with our Chief Executive Officer and Chief Medical Officer. Our other members of management are not engaged as full-time employees as of December 31, 2023.

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

Alexander Zwyer Employment Agreement

On April 9, 2021, we entered into a new employment agreement with Mr. Zwyer, effective as of May 1, 2021, relating to his service as our Chief Executive Officer. Pursuant to his employment agreement, we have agreed to pay Mr. Zwyer a base annual salary of CHF 410,400, and a bonus payment, subject to the discretion of the board of directors. The employment agreement also provides that either party may terminate the employment agreement with 12 months’ prior notice, and that Mr. Zwyer will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

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

Elena Thyen-Pighin Employment Agreement

On August 28, 2023, Ms. Elena Thyen-Pighin has been appointed as Chief Financial Officer, and Head of Finance and Human Resources effective September 1, 2023. Ms. Thyen-Pighin’s annual base compensation will be CHF 180,000 and as of January 1, 2024 as full-time employee the annual base compensation will be CHF 200,000. Ms. Thyen-Pighin was initially hired as the Registrant’s Head of Finance and Human Resources on May 20, 2023, with the intent to transition her to serve as permanent CFO.

Shareholders and Officer and Director Loans

See “Item 5. Operating and Financial Review and Prospects – Short Term Loans” for additional information.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we were not subject to any material legal proceedings that has had a material adverse effect on our financial position, except as described below. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

Cambrex Corporation

On December 1, 2023, we received a letter from Cambrex Corporation, stating that as of December 1, 2023, we had an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723,23.

Clinilabs, Inc.

On June 1, 2023, Clinilabs entered into a start-up agreement with us. On December 4, 2023, we received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from us for unpaid service fees.

CoreRX, Inc.

On December 11, 2023, we received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX. On December 11, 2023, we and CoreRX agreed to a structured payment plan in which we agreed to pay CoreRX a total amount of $1,007,700.50.

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

Under Swiss law, we may only pay dividends if we have sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”), or if we have distributable reserves (“frei verfügbare Reserven”), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. Furthermore, the shareholders may resolve to pay an interim dividend (“Zwischendividende”) if we have sufficient distributable profits based on an interim account. The provisions applicable for dividends are also applicable for the interim dividends.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	ATM Sales Agreement, dated March 4, 2022 by and between NLS Pharmaceutics Ltd. and Virtu Americas LLC. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and District 2 Capital Fund LP, Armistice Master Capital Fund Ltd, Ronald Hafner, and Lincoln Park Capital Fund LLC. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Placement Agent Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and A.G.P./Alliance Global Partners. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Short Term Note Agreement, dated August 19, 2022 by and between NLS Pharmaceutics Ltd. and Ronald Hafner, Michael Stein, Jürgen Bauer, Maria Nayvalt and Gian-Marco Rinaldi. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated September 30, 2022 by and between NLS Pharmaceutics Ltd. and George Apostol, Ronald Hafner, Felix Grisard, Jurgen Bauer and Maria Nayvalt. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated December 6, 2022 by and between NLS Pharmaceutics Ltd. and funds affiliated with BVF Partners L.P., or collectively, BVF. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Short Term Loan Agreement, dated September 28, 2023 by and between NLS Pharmaceutics Ltd., and Ronald Hafner. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Short Term Loan Agreements, dated November 15, 2023, by and between NLS Pharmaceutics Ltd., and certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	License Agreement, dated March 19, 2024, by and between NLS Pharmaceutics Ltd. and Aexon Labs, Inc., a Delaware corporation. See Item 4. “Business Overview – Additional Pre-Clinical Compounds” for more information about this document.

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

On February 27, 2019, the Federal Council (“Bundesrat”) initiated the consultation on the revision of the AEOI Act and AEOI Ordinance. The consultation proposal takes account of recommendations from the Global Forum on Transparency and Exchange of Information for Tax Purposes. They concern, among other things, certain due diligence and registration obligations, the maintenance of a document retention obligation for reporting Swiss financial institutions, as well as definitions thereunder. Some exceptions have also been removed or adapted. The amendments to the AEOI Act and AEOI Ordinance entered into force on January 1, 2021. Further revisions of the AEOI Act and the AEOI Ordinance concerning the Common Reporting Standard are expected in June 2024 and to be implemented in 2026. It is expected that he amendments include a revision of the Common Reporting Standard (CRS) for financial accounts and the addition of a new Crypto-Asset Reporting Framework (CARF).

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

Implementation of the OECD Global Minimum Tax in Switzerland

In light of the OECD Base erosion and profit shifting initiative, Switzerland has introduced by means of an ordinance the OECD global minimum tax rate for large multinational enterprises. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax in Switzerland from January 1, 2024. Based on such ordinance large multinational enterprises with global turnover of at least EUR 750 million which are effectively taxed below 15% will be liable to a national top-up tax (“Schweizerische Ergänzungssteuer”), in line with the OECD framework for the Qualified Domestic Minimum Top-up Tax (QDMTT) up to 15% minimum taxation.

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

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in USD, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2023, approximately 26% of our expenses were denominated in CHF, approximately 7% in EUR and 1% in GBP. Changes of 5% and 10% in the USD/CHF exchange rate would have increased/decreased our operating expenses by 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. As of December 31, 2023, our disclosure controls and procedures were not effective as a result of our material weaknesses in our internal control over financial reporting.

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

As described in Item 3.D. “Risk Factors,” as of December 31, 2023, we have material weaknesses in our internal control over financial reporting relating to the continued reliance of an outsourced accounting service provider and a lack of sufficient internal number of additionally trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements and relating to a lack of maintaining appropriate segregation of duties.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2023. The material weaknesses previously identified included failure to properly document the required dual approval and multiple approval signatures for expenses exceeding $250,000, reliance on a third-party accounting service provider that caused gaps in internal control compliance. To improve control and oversight of the operational creditor processes, we have brought the processes in-house. Specifically, this involved automating processes and integrating the correct approval workflows with the necessary parameters in the accounting system. This change strengthens our internal controls and ensures compliance with US GAAP.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, we have taken steps towards remediating the material weaknesses and to strengthen our internal control over financial reporting, by insourcing accounting processes. This measure was implemented to enhance the effectiveness and reliability of our financial reporting. We have appointed a Chief Financial Officer to lead the internal preparation of quarterly financial statements, enabling us to identify and evaluate accounting treatment of any new activity and publish our half-yearly and yearly financial statements. The implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

ITEM 16. [RESERVED.]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Gian-Marco Rinaldi, a member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees billed by PricewaterhouseCoopers AG for all services, including audit services, for each of the last two fiscal years:

	Year Ended December 31,
	2023	2022
Audit fees (1)	$332,690	$330,015
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$332,690	$330,015

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 15, 2024, PricewaterhouseCoopers AG notified us that PricewaterhouseCoopers AG will decline to stand for re-election as the independent registered public accounting firm of the Company, effective as of the date of the Company’s next annual meeting of shareholders, expected to occur no later than June 30, 2024. The Company has not yet engaged a new independent registered accounting firm.

The reports of PricewaterhouseCoopers AG on the financial statements for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle except that the report of PricewaterhouseCoopers AG on our consolidated financial statements for the fiscal year ended December 31, 2023 contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

During the two fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through May 15, 2024, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and PricewaterhouseCoopers AG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers AG, would have caused PricewaterhouseCoopers AG to make reference thereto in their reports on the financial statements for such years, and (ii) except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in the Company’s annual report on Form 20-F for the years ended December 31, 2023 and 2022, there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

We have requested that PricewaterhouseCoopers AG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 15 is attached hereto as Exhibit 16.1 to this Form 20-F.

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

●	Proxy Solicitations. There are currently three types of institutional proxies under Swiss Law: (i) the independent proxy, (ii) the board proxy and (iii) the custodian proxy. According to Swiss Law, the solicitation of proxies by our board of directors or a custodian thereof is not permitted and only independent proxies are permitted for listed companies. The independent proxy has to be elected by the general meeting of shareholders, must only vote pursuant to the specific instructions of the shareholders and must abstain from voting in the absence of specific instructions. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland; thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

●	Share Issuances. Pursuant to Swiss law, prior to our initial public offering, we opted out of shareholder approval requirements by way of including authorized and conditional share capital for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. Due to the revision of Swiss corporate law, effective January 1, 2023, or the Revision, we implemented the capital band (Kapitalband) in lieu of the existing authorized capital. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

●	Compensation, Nomination and Governance Committee. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation committee. Under home country rules, the general meeting of shareholders has the authority to set up the basic principles of the compensation committee’s responsibilities in a company’s articles of association. In addition, the shareholders may decide to include in the articles of association a list of concrete responsibilities of the compensation committee. Unless the articles of association list concrete responsibilities of the compensation committee, the determination of the concrete responsibilities falls within the competence of the board of directors. Furthermore, the general meeting of shareholders must vote on the compensation report and the total of the remunerations of the board of directors, senior management and advisory committee. According to the doctrine, the strategic planning of the remuneration system and policy as well as the determination of the remuneration procedure is the inalienable task of the board of directors, unless a list of concrete responsibilities is included in the articles of association of the Company. Apart from that, the board of directors has the authority to determine whether the compensation committee shall have the decision-making power with regard to the individual salaries or whether it shall have only a request right to the board of directors.

Furthermore, pursuant to Swiss law, both the number of committee members (the minimum and maximum number of compensation committee members) and the identity of the compensation committee members is determined by our shareholders. Our home country rules also do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders. Our practice will therefore vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e). Furthermore, we are subject to the “Say on Pay” Rule in accordance with Swiss law. This means that the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. Furthermore, pursuant to Swiss law, severance, certain compensations in connection with non-competes, advances, transaction premiums and similar payments to senior management and director are prohibited.

●	Code of Business Conduct and Ethics. Pursuant to Swiss law, we adopted a code of business conduct and ethics applicable to all of our directors, senior management and employees, which may not comply with the requirements of Nasdaq Listing Rule 5610.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The audit committee is involved in oversight of our IT general controls and cybersecurity. Our IT general controls cybersecurity policies, standards, processes and practices are fully integrated into our risk management program. In general, we seek to address IT general controls cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. In that regard, we have a comprehensive IT policy that outlines our security risk measures. In addition, we have partnered with a professional IT service provider who specializes in security, endpoint protection, and monitoring. We also operate the “Microsoft Office 365 E3” plan.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” the audit committee oversees our cybersecurity risk management and interacts with the Company’s Sarbanes-Oxley Act, or SOX, advisor and the Company’s Information Security advisor and other relevant members of management.

●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Recovery Planning: The Company has established and maintains comprehensive recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

●	Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We are engaged with a subcontractor that monitors the IT system and cybersecurity, as part of their routine job functions. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews

Governance

The audit committee interacts with the Company’s SOX advisor and the Company’s Information Security advisor and other relevant members of management. The Company’s Information Security advisor is responsible for assessing and managing cyber risk management, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. The Company’s Information Security advisor has experience selecting, deploying, and operating cybersecurity technologies, initiatives, and processes, and relies on threat intelligence as well as other information obtained from governmental, public or private sources. The audit committee receives updates on IT general controls, and a set of policies and procedures that govern how the Company’s IT systems operate and ensure the confidentiality, integrity, and availability of data as well as on cybersecurity risks, including prevention of data theft, unauthorized access, operational disruption, and data breaches. The audit committee also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the audit committee discusses our approach to IT general controls and cybersecurity risk management with the Company’s SOX advisor.

As of the date of this annual report, we do not believe that we have experienced any cybersecurity attack. Cybersecurity threats and cybersecurity incidents, if they occur, can materially affect or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of the annual report.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 99.1 to form 6-K (File No. 221460911) filed on December 14, 2022).
2.1*	Description of Securities
4.1	Standby Equity Distribution Agreement dated September 27, 2021 between YA II PN Ltd. and the Company (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on September 28, 2021).
4.2	Amendment No. 1 to Standby Equity Distribution Agreement, dated December 14, 2021, between YA II PN Ltd. and the Company (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 15, 2021).
4.3	Share Option Plan Regulation 2021 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 22, 2021).
4.4	At-the-Market Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, dated March 3, 2022 (filed as Exhibit 1.1 to Form 6-K (File No. 001-39957) filed on March 4, 2022).
4.5	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.6	Form of Pre-Funded Warrant (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.7	Form of Securities Purchase Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and the purchasers named therein (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.8	Placement Agent Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and A.G.P./Alliance Global Partners (filed as Exhibit 10.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.9	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K File No. 001-39957) filed April 14, 2022).
4.10	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.11	Form of Short Term Note Agreement (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed August 23, 2022).
4.12	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 3, 2022).
4.13	Form of Securities Purchase Agreement, dated September 30, 2022, by and between NLS Pharmaceutics Ltd. and the purchasers named therein (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 3, 2022).
4.14	Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and funds affiliated with BVF Partners L.P., or collectively, BVF, dated December 6, 2022 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.15	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and the Company (filed as Exhibit 10.14 to form F-1 (File No. 333-236797) filed on February 28, 2020).
4.16	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to annual report on Form 20-F filed on May 14, 2021).
4.17*	Amendment No. 1 to Pre-Funded Warrant dated April 26, 2023 between NLS Pharmaceutics Ltd. and the pre-funded warrant holders named therein.
4.18*	License Agreement by and between NLS Pharmaceutics Ltd. and Aexon Labs Inc., dated March 19, 2024.
4.19	Second Addendum to Loan Agreement dated September 28, 2023 (filed as Exhibit 99.1 to Form 6-K filed May 14, 2024)
4.20	Addendum to Loan Agreement dated November 15, 2023 (filed as Exhibit 99.2 to Form 6-K filed May 14, 2024)
8.1	Listing of Subsidiaries (filed as Exhibit 8.1 to Annual Report on Form 20-F filed on May 14, 2021).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of PricewaterhouseCoopers AG.
16.1*	Letter of PricewaterhouseCoopers AG dated May 15, 2024.
97.1*	Clawback Policy
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations and Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Deficit; (iv) Statements of Cash Flows; and (v) Notes to the financial statements, tagged as blocks of text and in detail.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NLS Pharmaceutics Ltd.

Date May 15, 2024	By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

	By:	/s/ Elena Thyen-Pighin
Elena Thyen-Pighin
Chief Financial Officer

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has generated operating losses and expects to continue to generate operating losses and negative operating cash flows and its existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

May 15, 2024
We have served as the Company's auditor since 2021.

NLS PHARMACEUTICS LTD.

BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$897,680	$8,948,400
Prepaid expenses and other current assets (Note 3)	925,382	297,998
Total current assets	1,823,062	9,246,398

Property and equipment (Note 4)	6,694	18,102
Other assets	16,885	12,143
Total assets	$1,846,641	$9,276,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, including related party of $265,864 and $53,365, as of December 31, 2023 and 2022, respectively	$4,633,534	$2,373,276
Related party short-term loan of $1,633,746 and $0, as of December 31, 2023 and 2022, respectively (Note 5)	1,633,746	0
Other accrued liabilities, including related party expenses of $0 and $4,107 as of December 31, 2023 and 2022, respectively (Note 6)	1,652,270	986,437
Total current liabilities	7,919,550	3,359,713

Deferred revenues (Note 9)	2,499,969	2,499,969
Accrued pension liability (Note 10)	260,685	136,122
Total liabilities	10,680,204	5,995,804

Commitments and contingencies (Note 11)

Shareholders’ equity:
Common shares, CHF 0.02 ($0.02) par value, 35,671,780 and 32,428,893 registered shares issued and outstanding at December 31, 2023 and 2022, respectively	733,413	668,555
Treasury shares, CHF 0.02 ($0.02) par value, 3,242,887 and 0 registered treasury shares issued and outstanding at December 31, 2023 and 2022, respectively	(64,858)	-
Additional paid-in capital	61,029,437	60,864,530
Accumulated deficit	(70,373,484)	(58,201,455)
Accumulated other comprehensive loss	(158,071)	(50,791)
Total shareholders’ equity (deficit)	(8,833,563)	3,280,839
Total liabilities and shareholders’ equity / (deficit)	$1,846,641	$9,276,643

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2023	2022	2021

Operating expenses:
Research and development	$5,908,288	$8,976,643	$5,919,452
General and administrative	5,898,775	6,505,721	5,941,169
Total operating expenses	11,807,063	15,482,364	11,860,621

Operating loss	(11,807,063)	(15,482,364)	(11,860,621)

Other income (expense), net	(219,812)	10,045	(17,323)
Interest expense	(119,920)	(95,211)	(48,100)
Interest on related party loans	(25,233)	(5,655)	(20,034)
Loss on extinguishment of convertible notes	-	(922,495)	-

Net loss	(12,172,029)	(16,495,680)	(11,946,078)

Other comprehensive loss:
Defined pension plan adjustments	(107,280)	100,948	(132,358)

Comprehensive loss	$(12,279,309)	$(16,394,732)	$(12,078,436)

Basic and diluted net loss per common share	$(0.32)	$(0.84)	$(1.00)

Weighted average common shares used in computing basic and diluted net loss per common share	38,176,020	19,682,643	11,901,636

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Common Shares		Treasury	Additional Paid in	(Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Capital	Deficit)	Loss	Total
BALANCE, JANUARY 1, 2021	6,960,000	145,139	-	20,649,882	(29,759,697)	(19,381)	(8,984,057)
Issuance of common shares in initial public offering, net	4,819,277	108,347	-	9,946,310	-	-	10,054,657
Issuance of warrants	-	-	-	6,742,638	-	-	6,742,638
Issuance of common shares to consultant	12,048	268	-	49,732	-	-	50,000
Warrant exercises	277,000	5,540	-	1,144,010	-	-	1,149,550
Issuance of common shares in equity transactions	1,313,232	28,269	26,816	3,493,496	-	-	3,548,581
Issuance of common shares for partial commitment fee	26,203	569	-	58,886	-	-	59,455
Capital increase for financing transactions	2,815,629	56,313	(56,313)	-	-	-	-
Defined pension plan adjustments	-	-	-	-	-	(132,358)	(132,358)
Net loss	-	-	-	-	(11,946,078)	-	(11,946,078)
BALANCE, DECEMBER 31, 2021	16,223,389	344,445	(29,497)	42,084,954	(41,705,775)	(151,739)	542,388
Issuance of common shares direct offering, net	1,562,531	31,251	29,057	1,851,205	-	-	1,911,513
Issuance of warrants, net	-	-	-	2,047,208	-	-	2,047,208
Issuance of pre-funded warrants, net	-	-	-	5,348,882	-	-	5,348,882
Issuance of common shares in At-The-Market (ATM) financing	-	-	440	30,553	-	-	30,993
Issuance of treasury shares	5,809,243	116,184	(116,184)	-	-	-	-
Exercise of pre-funded warrants	-	-	23,692	-	-	-	23,692
Issuance of common shares in private placement offerings, net	6,317,301	126,346	92,492	7,056,711	-	-	7,275,549
Conversion of convertible notes payable	2,516,429	50,329	-	2,422,287	-	-	2,472,616
Stock-based compensation	-	-	-	22,730	-	-	22,730
Defined pension plan adjustments	-	-	-	-	-	100,948	100,948
Net loss	-	-	-	-	(16,495,680)		(16,495,680)
BALANCE, DECEMBER 31, 2022	32,428,893	$668,555	-	$60,864,530	(58,201,455)	(50,791)	$3,280,839
Issuance of treasury shares	3,242,887	64,858	(64,858)	-	-	-	-
Stock based compensation	-	-	-	164,907	-	-	164,907
Defined pension plan adjustments	-	-	-	-	-	(107,280)	(107,280)
Net loss	-	-	-	-	(12,172,029)	-	(12,172,029)
BALANCE, DECEMBER 31, 2023	35,671,780	733,413	(64,858)	61,029,437	(70,373,484)	(158,071)	(8,833,563)

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
Cash Flows From Operating Activities:
Net loss	$(12,172,029)	$(16,495,680)	(11,946,078)
Adjustments to reconcile net loss to net cash used in operating activities:
Periodic pension costs	59,526	(34,142)	47,183
Depreciation expense	11,408	11,408	10,050
Stock-based compensation	164,906	22,730	-
Provision of doubtful accounts	-	-	77,714
Amortization of debt discounts	-	67,008	41,611
Loss on conversion of convertible notes payable	-	922,495	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(632,125)	698,116	(188,954)
Other receivables, net - related parties	-	-	(21,804)
Accounts payable	2,260,258	636,263	(2,269,460)
Interest payable	25,605	20,121	(313,342)
Other accrued liabilities	640,228	319,989	(334,045)
Other long term liabilities	(42,243)	(47,679)	(38,919)
Net cash used in operating activities	(9,684,466)	(13,879,371)	(14,936,044)

Cash Flows From Investing Activities:
Purchases of property and equipment	-	-	(39,560)
Net cash used in investing activities	-	-	(39,560)

Cash Flows From Financing Activities:
Proceeds from the issuance of common shares in initial public offering, net	-	-	11,001,569
Proceeds from the issuance of common shares in ATM financing	-	30,993	-
Proceeds from the issuance of common shares in registered direct offerings, net	-	1,911,513	-
Proceeds from the issuance of common shares in private placement offerings, net	-	7,275,549
Proceeds from the issuance of pre-funded warrants, net	-	5,348,882	-
Proceeds from issuance of convertible notes payable	-	1,530,000	-
Exercise of pre-funded warrants	-	23,692	-
Payments on note payable	-	(704,160)
Proceeds from the issuance of warrants, net	-	1,980,200	6,742,638
Exercise of warrants	-	-	1,149,550
Proceeds from related party short term loan	1,633,746	-	108,610
Payment on Swiss government loan	-	-	(277,537)
Payment on second credit facility	-	-	(150,000)
Payment on convertible loans	-	-	(420,020)
Payment on convertible loans – related party	-	-	(111,730)
Payment on bridge loan	-	-	(670,380)

NLS PHARMACEUTICS LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023		2022	2021

Payment of shareholder loans		-	-	(583,443)
Proceeds from the issuance of common shares in equity transactions, net		-	-	3,548,582
Net cash provided by financing activities		1,633,746	17,396,669	20,337,839

Effect of exchange rate on cash and cash equivalents		-	(100)	(24,744)
Change in cash and cash equivalents		(8,050,720)	3,517,198	5,337,491
Cash and cash equivalents at the beginning of period		8,948,400	5,431,202	93,711
Cash and cash equivalents at the end of period		$897,680	$8,948,400	$5,431,202

Supplemental disclosure of non-cash investing and financing activities:
Cash paid for interest		$145,153	$13,248	$339,932
Issuance of note payable for prepaid insurance	$		704,160	-
Deferred financing costs transferred to additional paid in capital		$-	$-	$946,912
Issuance of common shares to consultant for payment of expenses		$-	$-	$50,000
Issuance of common shares to Yorkville for partial payment of commitment fees		$-	$-	$59,455
Debt discount on convertible loans		$-	$67,008	$-
Debt discount on convertible loan – related party		$-	$-	$-

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

Going Concern

As of December 31, 2023, the Company had an accumulated deficit of approximately $70.4 million and the Company incurred an operating loss for the year ended December 31, 2023, of approximately $11.8 million. To date, the Company has dedicated most of its financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of December 31, 2023, the Company’s cash and cash equivalents were $0.9 million. The Company’s existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. The Company is actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. The Company is engaged in discussions with third party creditors to extend payment terms and has secured extensions on maturity dates on its existing bridge loans to December 31, 2024 and June 30, 2025 respectively (see subsequent event note). The future viability of the Company is dependent on its ability to extend payment terms with third party creditors until additional funds have been raised. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At December 31, 2023 and 2022, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

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

Revenue Recognition

As of December 31, 2023, the Company has not recognized any revenue from its exclusive license agreement (the “EF License Agreement”), as the upfront payment the Company received has been deferred. The EF License Agreement is to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A (“Eurofarma”), a Brazilian pharmaceutical company. The EF License Agreement is within the scope of ASC 606, “Revenue from Contract with Customers” (“ASC 606”).

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

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

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

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants, convertible promissory notes and convertible loans with their potential dilutive effect considered using the treasury stock method. For the year ended December 31, 2023, 5,747,127 common shares from pre-funded warrants were added and 3,242,887 treasury shares were excluded from the computation. For the year ended December 31, 2022, 13,297,916 common shares from warrants were excluded from the computation. For the year ended December 31, 2021, 5,409,746, shares from warrants and 1,474,853 treasury shares were excluded from the computation, respectively.

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2023, and 2022:

	December 31,
	2023	2022

Vendor prepayments	$821,266	$65,739
VAT recoverable and other current assets	24,433	41,243
Other short-term receivables	10,664	-
Prepaid insurance	69,019	36,496
Prepaid expenses	-	154,520

Total prepaid expenses and other current assets	$925,382	$297,998

Note 4

Property and Equipment, net:

The following table shows the property and equipment consisted of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Cost
Furniture and fixtures	$13,341	$13,341
Software	26,219	26,219
Total cost	39,560	39,560
Accumulated depreciation	(32,866)	(21,458)

Total property and equipment, net	$6,694	$18,102

Deprecation and related amortization expense was $11,408 and $11,408 for the years ended December 31, 2023 and 2022.

Note 5

Related party short-term Loans

On November 15, 2023, the Company entered into a series of short term loan agreements (the “Short Term Loan Agreements”) with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000). The loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner. In addition, the Company and Mr. Hafner agreed to extend the maturity of the previous short term loan of CHF 500,000 that Mr. Hafner extended to the Company on September 28, 2023, such that it now expires on June 30, 2024.

On March 18, 2024, the Company entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, or the Short Term Loan Addendum, and a series of addendums to the Short Term Loan Agreements with the Short Term Lenders, or the Short Term Loan Addendums each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 6

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022

Professional consultants’ expenses	$332,690	$285,398
Vendor liabilities	112,635	13,000
Related party expenses	-	4,107
Interest short term loan	25,605	-
Accrued board fees	184,672	149,496
Accrued bonus	960,025	510,678
Other accrued expenses	36,643	23,758

Total other accrued liabilities	$1,652,270	$986,437

Note 7

Note Payable

In January 2022, the Company entered into a note payable of $704,160 for payment of its directors’ and officers’ insurance policy. The note payable had a term of 10 months and has a 3.90% stated interest rate. As of December 31, 2022, the note payable was paid in full.

Note 8

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

Pursuant to the note agreement, the interest rate was 10% per annum, which was required to be paid upon conversion or repayment and were due to be repaid within 90 days following the execution of the note agreement, or November 17, 2022. In addition, the notes were able to be voluntarily converted into common shares of the Company prior to the maturity date at a 20% discount (i) to any subsequent qualified equity financing round of at least $6 million in the aggregate or (ii) upon a change of control. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a derivative because the net settlement criterion is not met.

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 9

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2023, and 2022, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Note 10

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

The following table provides information on the pension plan for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Service cost	$53,920	$39,667	$25,206
Interest cost	14,416	2,743	2,992
Expected return on assets	(14,767)	(12,196)	(4,249)
Effect of settlement, curtailment, plan amendment	-	(72,600)	(5,810)
Actuarial loss outside corridor recognized	-	3,091	-
Past service cost recognized in year	3,031	2,855	-
Administrative expenses	2,926	2,298	1,946

Net periodic pension cost	$59,525	$(34,142)	$20,085

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2023	2022
Projected benefit obligation, beginning of period	$584,737	$927,369
Service cost	53,920	39,667
Interest cost	14,416	2,743
Transfers-in and (-out), net	38,654	(209,035)
Actuarial (gain)/ loss	123,388	(152,048)
Currency conversion adjustments	(6,087)	(23,959)
Projected benefit obligation, end of period	$809,028	$584,737

Plan assets, beginning of period	$448,615	$608,478
Actual return on plan assets	27,844	(51,764)
Employer contributions	38,737	37,468
Participant contributions	20,655	20,608
Transfers-in and (-out), net	17,999	(150,129)
Administration expenses	(2,926)	(2,299)
Currency conversion adjustments	(2,581)	(13,747)
Plan assets, end of period	$548,343	$448,615

Accrued pension liability	$260,685	$136,122

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2023 and 2022, the Company recorded an accrued pension liability of $260,685 and $136,122, respectively, as non-current liabilities.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, and real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the statement of operations over the future service period of the plan participants. For the years ended December 31, 2023 and 2022, the amortization was $0. As of December 31, 2023, and 2022, the accumulated other comprehensive loss includes unrecognized pension costs of $158,073 and $50,791, respectively, consisting of net losses.

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2023	2022
Net loss, beginning of period	$50,791	$151,739
Other gain/loss during the period	110,313	(88,088)
Other prior year gain/loss recognized in period	-	(3,091)
Effect of settlement, curtailment	-	(6,913)
Amortization of pension related net loss	-	-
Net loss, end of period	161,104	53,647

Prior service cost, beginning of period	-	-
Amortization of prior service cost	(3,031)	(2,856)
Prior service cost end of period	(3,031)	(2,856)

Total unrecognized pension cost, end of period	$158,073	$50,791

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2023	2022
Discount rate	1.45%	2.25%
Rate of increase in compensation level	0.65%	0.25%
Interest credit rate on savings accounts	1.45%	2.25%
Expected long-term rate of return on plan assets	2.30%	2.95%
Inflation rate	1.25%	0.85%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments.

The accumulated benefit obligation as of December 31, 2023, and 2022 amounted to $809,028 and $584,737, respectively.

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 11

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a license agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of U.S. Food and Drug Administration (“FDA”) marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations.

On December 1, 2023, the Company received a letter from Cambrex Corporation, stating that as of December 1, 2023 the Company has an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723,23.

On June 1, 2023, Clinilabs, Inc., or Clinilabs, entered into a start-up agreement with the Company. On December 4, 2023, the Company received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from the Company for unpaid service fees.

On December 11, 2023, the Company received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX, Inc. or CoreRX. On December 11, 2023, the Company and CoreRX agreed to a structured payment plan in which the Company agreed to pay CoreRX a total amount of $1,007,700.50.

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 12

Share Capital and Public Offerings:

Common Shares:

As of December 31, 2023, the Company had 35,671,780 registered and issued common shares.

On December 13, 2022, the Company closed a private placement offering with funds affiliated with BVF Partners L.P. (“BVF”), providing for the issuance of (i) 5,747,126 common shares at a purchase price of $0.87 per share and (ii) pre-funded warrants to purchase 5,747,127 common shares at $0.87 minus $0.02 (CHF 0.02) per pre-funded warrant.

The Company engaged Laidlaw & Company (UK) Ltd. (“Laidlaw”) to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay Laidlaw a cash placement fee of $700,000 and warrants to purchase common shares equal to 5% of the common shares sold in the offering.

In addition, the Company and BVF agreed that until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the FDA (the “Election Deadline”), among other closing conditions, BVF shall have the right to purchase at a second closing up to $20 million in units, with each unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive warrants to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the second closing, at a purchase price of $1.50 per unit. The warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation.

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

The Company engaged Laidlaw to serve as the placement agent for the Company in connection with the above-described offering. The Company paid Laidlaw a cash placement of USD 140,000 for the securities sold in the offering.

At the closing of the October 2022 offering, the Company’s existing convertible short-term notes, with an aggregate principal balance of $1,530,000 plus all accrued interest, that were issued in August 2022, were automatically converted into 2,516,429 common shares and the holders received warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the common warrants.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

On April 25, 2022, the Company closed a registered direct offering with healthcare focused institutional investors alongside participation from Mr. Hafner, for the purchase and sale of (i) 3,015,384 common shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 common shares at a purchase price of $1.04 minus CHF 0.02 per pre-funded warrant. Mr. Ronald Hafner, purchased 95,984 of the 3,015,384 common shares in the offering.

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

On March 5, 2022, the Company entered into the Sales Agreement with Virtu, as sales agent. On April 13, 2022, the Company reduced the amount that may be sold pursuant to the Sales Agreement to $230,000. The Company will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of common shares and has agreed to provide Virtu with customary indemnification and contribution rights. The Company will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement. Under the Sales Agreement, common shares will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission on February 11, 2023. In addition, under the Sales Agreement, sales of common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company has no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions.

Warrants:

The following table summarizes the common share warrant activity for the year ended December 31, 2023:

Balance at January 1, 2023	19,045,043
Issuances	0
Exercises	(0)
Balance at December 31, 2023	19,045,043

The intrinsic value of exercisable but unexercised in-the-money common share warrants at December 31, 2023 was $3,304,492.

Treasury Shares:

In the first half of 2023, the Company created treasury shares from its authorized capital in order to use them for its Standby Equity Distribution Agreement (the “SEDA”) that has been executed with YA II PN, Ltd., as discussed above. On December 31, 2023, the Company held 3,242,887 treasury shares for financing arrangements (2022: no such treasury shares were held).

Option Plan:

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

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

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

The following table summarizes total stock option activity for the year ended December 31, 2023:

	Number of Options	Weighted Average Exercise Price

Balance at December 31, 2022	1,333,123	$1.23
Granted	776,344	$0.76
Exercised	-	-
Expired/cancelled	(245,809)	$0.99
Balance at December 31, 2023	1,863,658	$1.07
Options vested and exercisable	449,515
Options expected to vest	1,414,143

The weighted average remaining contractual life of each of the options outstanding, options vested and exercisable and options expected to vest at December 31, 2023 was 8.8 years.

The following table summarizes unvested stock option activity for the year ended December 31, 2023:

	Non-Vested Options	Weighted Average Grant date Fair Value

Balance at December 31, 2022	1,283,123	$0.25
Granted	776,344	$0.51
Vested	(399,515)	$0.24
Forfeited	(245,809)	$0.27
Balance at December 31, 2023	1,414,146	$0.39

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those stock options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of December 31, 2023, was $0.59 and the aggregate intrinsic value for options outstanding and expected to vest each year was $54,899. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Stock-based compensation expense for the year ended December 31, 2023, was $164,906. As of December 31, 2023, total unrecognized stock-based compensation expense relating to unvested stock options was $471,347. This amount is expected to be recognized over a weighted-average period of 1.79 years.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 13

Income Taxes:

The Company has Swiss tax loss carryforwards of $40.9 million as of December 31, 2023 (December 31, 2022: $32.9 million) of which $15.5 million will expire within the next five years, and $17.4 million will expire between 2028 - 2029.

The significant components of net deferred taxes as of December 31, 2023, and 2022 are shown in the following table:

	2023	2022
Deferred tax assets:
Net benefit from tax loss carryforwards	$4,337,728	$3,485,243
Deferred revenues	264,997	264,997
Other, net	-	-
Valuation allowance	(4,602,725)	(3,750,239)

Net deferred taxes	$-	$-

The Company recorded a valuation allowance in 2023 and 2022 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2023, 2022 and 2021. The following table shows the income taxes in 2023, 2022 and 2021:

	2023	2022	2021

Current tax	$-	$-	$-
Deferred income tax (benefit)	(852,486)	(1,004,681)	(1,119,614)
	(852,486)	(1,004,681)	(1,119,614)
Change in valuation allowance	852,486	1,004,681	1,119,614
Total income tax expense	$-	$-	$-

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2020, so the years ended December 31, 2021, 2022 and 2023 are open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2023	2022	2021

Statutory tax rate	10.6%	10.6%	10.6%
Effect of temporary differences	(3.6)%	(4.8)%	(3.6)%
Change in valuation allowance on deferred tax assets	(7.0)%	(5.8)%	(7.0)%

Effective tax rate	0.0%	0.0%	0.0%

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

As of December 31, 2023, and 2022, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2023, and 2022.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 14

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

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the years ended December 31, 2023, 2022 and 2021, the Company recorded fees to CHG BioVenture SA of $121,658, $131,941 and $158,945, respectively, included in general and administrative expenses on the statement of operations and comprehensive loss.

The Company has entered into a new consulting agreement starting May 1, 2021, for the continuation of Mr. Girsault’s engagement with the Company in his current role. Pursuant to the new agreements, the Company has agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus 7.7% VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses For the years ended December 31, 2023, 2022 and 2021, the Company recorded fees to Mr. Konofal of $178,820, $201,053 and $174,997, respectively, included in research and development expenses on the statement of operating and comprehensive loss.The Company entered a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s former Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement could be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that could not be cured. The consulting agreement contained customary confidentiality provisions and provided for an 18-month non-solicitation clause. For the years ended December 31, 2022, and 2021, the Company recorded fees to Mr. Roy of $49,480 and $101,717, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss. The Company entered into a new consulting agreement starting June 1, 2021, for the continuation of Mr. Roy’s engagement with the Company. On May 31, 2022, Mr. Roy resigned as the Company’s Interim Chief Financial Officer. Mr. Roy continued to provide transition services to the Company through June 30, 2022.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s current Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the years ended December 31, 2022, and 2021, the Company recorded fees to Mr. Camozzi of $100,841 and $126,326, respectively, included in research and development expenses on the statement of operating and comprehensive loss.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

In June 2022, the Company entered into a consulting agreement with Mr. Chad Hellmann, the Company’s then Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Hellmann an annual salary of $160,000 for his services. Additionally, Mr. Hellmann was eligible for a bonus of up to $56,000 and he was eligible to receive an option award under the Option Plan. For the years ended December 31, 2023, and 2022, the Company recorded fees to, the Company recorded fees to Mr. Hellmann of $66,665 and $93,331, included in general and administrative expenses on the statement of operating and comprehensive loss. Mr. Hellmann resigned as the Company’s Chief Financial Officer as of May 31, 2023.

In December 2022, the Company entered into a consulting agreement with Ms. Marianne Lambertson, the Company’s current Head of Corporate Communications & Investor Relations, pursuant to which the Company agreed to pay Ms. Lambertson a monthly retainer of $12,500 for her services. Additionally, Ms. Lambertson will be eligible for a one-time cash bonus based on the share value appreciation on 10,000 phantom shares with share appreciation defined as the difference in the opening share price commencing January 1, 2023, and the closing price ending April 30, 2023. For the year ended December 31, 2023 and 2022, the Company recorded fees to Ms. Lambertson of $112,375 and $12,500 included in general and administrative expenses on the statement of operating and comprehensive loss. Ms. Lambertson left her position as Head of Corporate Communications & Investor Relations on April 21, 2024.

In December 2022, the Company entered into a consulting agreement with Ms. Astrid Sommer, the Company’s Head of Human Resources, pursuant to which the Company agreed to pay Ms. Sommer a fixed monthly retainer of $4,756 (CHF 4,400) with an additional per hour rate of $270 (CHF 250) for hours exceeding 20 hours per month For the years ended December 31, 2023 and 2022, the Company recorded fees to Ms. Sommer of $39,363 and $4,042 included in general and administrative expenses on the statement of operating and comprehensive loss. Ms. Sommer left her position as Head of Human Resources on May 31, 2023.

In December 2022, the Company entered into a consulting agreement with Mr. Thomas Curatolo, the Company’s current Head of U.S. Commercialization, pursuant to which the Company agreed to pay Mr. Curatolo a monthly retainer of $16,000 per month for his services. Additionally, and he was eligible to receive an option award under the Option Plan. For the years ended December 31, 2023 and 2022, the Company recorded fees to Mr. Curatolo of $118,660 and $16,000 included in general and administrative expenses on the statement of operating and comprehensive loss. The Company terminated the agreement on November 20, 2023, with effect from December 20, 2023.

Note 15

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these financial statements were issued.

As previously reported, on November 15, 2023, the Company, entered into a series of short term loan agreements, or the Short Term Loan Agreements and together with the Short Term Loan Agreement, the Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Short Term Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Short Term Loan. Pursuant to the Short Term Loan Agreements, the Short Term Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner.

On March 18, 2024, the Company entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, or the Short Term Loan Addendum, and a series of addendums to the Short Term Loan Agreements with the Short Term Lenders, or the Short Term Loan Addendums each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

On May 13, 2024, the Company entered into two addendums to the Short Term Loan Agreements with Ronald Hafner, the Company’s Chairman of the Board of Directors. These addendums extend the maturity date under the Loan Agreements to June 30, 2025, for the aggregate amount of CHF 750,000.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

On March 19, 2024, the Company entered into an exclusive license agreement (the “Aexon Agreement”), with Aexon Labs Inc. a Delaware corporation (“Aexon”). Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (the “License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent.

The Company must exercise its exclusive option for the License no later than March 31, 2024, and make an upfront payment of $170,000, otherwise the Aexon Agreement shall become null and void as of April 1, 2024. The Company must also make payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees.

On March 20, 2024, the Company entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 common shares at a purchase price of $0.25 per share. The offering closed on March 22, 2024, subject to the satisfaction of customary closing conditions and requirements under applicable law. In addition, pursuant to the Purchase Agreement, the investors will receive unregistered warrants(“the Common Warrants”) to purchase up to an aggregate of 3,500,000 common shares at an exercise of $0.25 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the investors and customary indemnification rights and obligations of the parties. Pursuant to the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or common share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. The Company has also agreed that from the date of the Purchase Agreement until one year after the closing date of the offering, the Company shall not enter into an agreement to effect any issuance by the Company or any of the Company’s subsidiaries of common shares or common share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering is expected to result in gross proceeds to the Company of $1,750,000.