Form 20-F
period 2024-12-31
NLS Pharmaceutics Ltd.
filed 2025-05-16
CIK 1783036

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Alexander Zwyer
Chief Executive Officer

Tel: +41 44 512 21 50

contact@nls-pharma.com

The Circle 6, Postfach

8058 Zurich

Switzerland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, nominal value CHF 0.03 per share (CHF 0.8 as of December 31, 2024)	NLSP	Nasdaq Capital Market
Warrants to purchase common shares, nominal value CHF 0.03 per share	NLSPW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,159,535 common shares, nominal value CHF 0.03 per share, as of December 31, 2024.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

i

In this annual report, “we,” “us,” “our,” the “Company” and “NLS” refer to NLS Pharmaceutics Ltd., a Swiss corporation, and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation. “Kadimastem” refers to Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST). “Merger Sub” refers to NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company. “Merger Agreement” refers to the Agreement and Plan of Merger entered into by and between NLS, Merger Sub and Kadimastem, pursuant to which Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, or the “Merger.”

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

Our reporting currency and functional currency is the United States, or U.S., dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars,” “USD” or “$” mean U.S. dollars, and references to “CHF” are to the Swiss Franc. U.S. dollar translations of CHF amounts presented in this annual report were done on different dates in accordance with the date as of such entry in the Company’s books and are derived from our audited financial statements included elsewhere in this annual report. U.S. dollar translations of CHF amounts presented in this annual report that are not derived from our audited financial statements included elsewhere in this annual report are translated using the rate of CHF 1.00 to $1.0965, based on the exchange rate provided by the Swiss Federal Tax Administration on December 31, 2024.

This annual report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Further, Kadimastem has supplied all information contained or incorporated by reference into this annual report relating to Kadimastem.

On September 25, 2024, we effectuated a 1-for-40 reverse share split in order to regain compliance with Nasdaq Listing Rule 5550(a)(2). All historical quantities of Common Shares and per share data herein are presented on a post-split basis to give effect to our 1-for-40 reverse share split effected prior to the start of trading on the Nasdaq Capital Market, or Nasdaq, on September 27, 2024. Further, on January 14, 2025, the shareholders of the Company approved a change in the par value of our Common Shares from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025. All share amounts reflect the par value of CHF 0.80 as of December 31, 2024 and no adjustments have been made for the change in par value to additional paid in capital for the reduction in par value.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	the completion and timing of the transaction contemplated by our Merger Agreement with Kadimastem are uncertain, and the risk that the transaction may not close as expected or at all;

●	our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance as a result of the potential merger with Kadimastem is subject to uncertainties, including unforeseen costs and integration issues;

●	that our financial position raises substantial doubt about our ability to continue as a going concern;

●	our ability to maintain listing and effectively comply with the listing requirements of the Nasdaq;

●	the re-scheduling of Mazindol ER in the U.S. by the U.S. Drug Enforcement Agency, or the DEA, following approval by the FDA;

●	the launch of a different formulation or different dosage of Mazindol by another company;

●	the use of Quilience (Mazindol ER) in a compassionate use program, or CUP, and the results thereof;

●	obtaining EMA and FDAFDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol, NLS-4, or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience and/or Nolazol, or any other future product candidates;

●	the dosage of Quilience, Nolazol, and or any of our pipeline drugs;

●	our ability to move NLS-3, NLS-8, NLS-11, NLS-12 and any of our Aexon Labs (Dual) Orexin compounds (recently secured through an in-license) into investigational new drug, or IND-enabling studies;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience, Nolazol, and or any of our pipeline drugs;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

●	submission of a Marketing Authorisation Application, or MAA, and New Drug Application, or NDA, with the EMA and FDA for Quilience, Nolazol, and or any of our pipeline drugs, respectively;

●	completion and receiving favorable results of clinical trials for Quilience, Nolazol, and or any of our pipeline drugs;

●	issuance of patents to us by the U.S. Patent and Trademark Office, or PTO, and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the overall global political and economic environment in the countries in which we operate;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol controlled release, or CR, for treatment of additional indications other than narcolepsy, idiopathic hypersomnia, or IH, and ADHD; and

●	the ability of our management team to lead the development of our product candidates, conclude a strategic partnership deal for Mazindol or any of our pipeline compounds.

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

Summary of Risk Factors

Investing in our common shares and Warrants involves substantial risks. Our ability to execute our strategy is also subject to certain risks. The risks described below may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. In particular, our risks include, but are not limited to, the following summary of such risk factors:

●	We may be unable to successfully use mazindol, on which we depend substantially, as the drug substance for each of our current clinical mid-stage product candidates, Quilience, for the treatment of narcolepsy, and Nolazol, for the treatment of ADHD, and which outcome could prove costly to our business and could prevent us from obtaining regulatory or marketing approval;

●	We may not be able to initiate our Phase 3 clinical trials in Quilience without additional pre-clinical studies, chemistry, manufacturing, and controls, or CMC, work or early-stage clinical trials;

●	Prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD;

●	If, and when, we seek to commercialize Quilience and/or Nolazol, we may be partially dependent upon prescriptions from physicians for the sale of both such product candidates, and therefore, the loss of a significant number of patient referrals by physicians prescribing Quilience and/or Nolazol may have an adverse effect on our future revenues, if any, which could have an adverse effect on our business, financial condition and results of operations;

●	We are dependent on a sole manufacturer for mazindol drug substance and product. Any delay, price increase, or unavailability could materially disrupt our clinical development or commercialization efforts;

●	Failure to secure additional strategic partnerships could negatively affect our commercialization prospects;

●	If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets;

●	We may face future claims that our personnel improperly used or disclosed third-party confidential information or trade secrets from prior employers;

●	Our financial statements for the year ended December 31, 2024, contained a going concern disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern;

●

To date, we have not generated any revenue, and we do not expect to generate any significant revenue unless and until we obtain marketing approval to commercialize Quilience and/or Nolazol. We are unable to predict the extent of future losses or when we will become profitable based on the sale of any product, if at all. Even if we succeed in developing and commercializing our product candidates, we may never generate sufficient revenue to sustain profitability. As of December 31, 2024, we had an accumulated deficit of approximately $74.4 million;

●	We have not generated revenue, have a history of losses, and expect to continue incurring losses. We will need substantial additional capital to advance our pipeline, including Quilience, Nolazol, other candidates (NLS-3, NLS-4, NLS-8, NLS-11, NLS-12), and the recently in-licensed Aexon platform, which may not be available or may only be available on unfavorable terms;

●	As a public company, we must comply with extensive U.S., Swiss, and Nasdaq regulations, which are costly and require significant management attention. We may be delisted from Nasdaq due to non-compliance or financial constraints;

●	We require regulatory approvals, including from the FDA and EMA, to commercialize our products;

●	Clinical data may not satisfy regulatory authorities or may require additional studies, delaying or preventing approval;

●	As a foreign private issuer and an emerging growth company, we follow reduced U.S. reporting standards, which could impact investor confidence;

●	We have identified material weaknesses in our internal controls; failure to remediate them may impair financial reporting and harm investor trust;

●	If the Merger with Kadimastem is not consummated, NLS’s share price and business could be adversely affected;

●	Following the Merger, NLS may lose its foreign private issuer status and face increased U.S. reporting and compliance obligations;

●	The Merger with Kadimastem may result in dilution and reduced influence for current NLS shareholders.

●	NLS may not be able to successfully integrate Kadimastem’s business or realize the expected benefits of the Merger;

●	Following the Merger, NLS plans to shift its business to Kadimastem’s cell therapy platform, which may not succeed;

●	Kadimastem has no revenue and a history of losses, and its drug candidates may never receive regulatory approval or be commercialized; and

●	Legal or regulatory challenges, including lawsuits, could delay or prevent the completion of the Merger with Kadimastem.

Risks Related to Our Current Business

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

We may not be able to commence or complete the clinical trials that would support our submission of an NDA to the FDA or MAA to the EMA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	if the FDA or EMA elect to enact policy changes, as a result of a pandemic threat or otherwise;

●	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

●	challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

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

Other than our headquarters and other operations which are located in Switzerland and our wholly owned U.S. subsidiary, NLS Pharmaceutics Inc., a Delaware corporation (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience and/or Nolazol or any of our other product candidates are approved for commercialization outside the United States, Switzerland, or the EU, we will likely enter into agreements with third parties to market the drugs in these additional global territories. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

●	different regulatory requirements for drug approvals in foreign countries;

●	differing United States and foreign drug import and export rules, tariffs and other trade barriers;

●	reduced protection for intellectual property rights in foreign countries;

●	failure by us to obtain regulatory approvals for the use of our products in various countries;

●	different reimbursement systems;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions;

●	business interruptions resulting from cyber-attacks, geo-political actions, including war (such as the Russia-Ukraine war and Israel’s multi-front war) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

●	potential liability resulting from development work conducted by these distributors; and

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

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

We are developing certain product candidates to treat rare central nervous system, or CNS, disorders with high unmet medical needs, a space where medications are usually sold at high prices compared with other medications. Accordingly, even if regulatory authorities approve our product candidates, the market may not be receptive to, and it may be difficult for us to achieve, a per-patient per-year price high enough to allow us to realize a return on our investment.

Unfavorable global economic conditions, including as a result of the ongoing war between Russia and Ukraine as well as Israel’s multi-front war, could have a negative impact on our operations, which could materially and adversely affect our business, financial condition, results of operations, prospects and market price of our common shares.

Global economic instability and unfavorable conditions could materially and adversely affect our business. The war between Russia and Ukraine is ongoing. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States and other countries against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and responses of countries and political bodies to such sanctions, tensions, and military actions and the potential for more widespread conflict, have resulted in supply chain disruptions, increases in inflation, financial market volatility and capital markets disruption. In addition, the war between Israel and Hamas is ongoing and has opened additional fronts. Any resulting instability and unfavorable economic conditions from the wars could disrupt our and our collaborators’ supply chains and adversely affect our and our collaborators’ ability to conduct ongoing and future clinical trials of our product candidates. The extent and duration of the wars, sanctions and resulting economic, market and other disruptions are impossible to predict, but could be substantial. Any such disruptions may heighten the impact of the other risks described in this annual report.

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

Even if we obtain FDA, EMA or other regulatory approval for Quilience and/or Nolazol, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. In addition, even if we obtain an MAA from the EMA for the use of Quilience in adults, there can be no guarantee that we will receive an MAA for Quilience for the use in children. If we are unable to successfully commercialize Quilience and/or Nolazol we may be forced to cease operations.

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

We may also seek a priority medicines scheme, or PRIME, designation for some of our product candidates. PRIME was launched by EMA in 2016 to facilitate the development of medicines that target an unmet medical need. Through PRIME, the EMA offers early and proactive support to medicine developers with the aim of optimizing the generation of robust data on a medicine’s benefits and risks and enabling accelerated assessment of medicines applications. The overall goal is to ensure patients benefit as early as possible from therapies that may significantly improve their quality of life. PRIME focuses on improving the design of clinical trials in order to ensure the efficient generation of the necessary clinical data for inclusion in a Marketing Authorization Application, or MAA.

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

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements for the year ended December 31, 2024, contained a disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. In part because we have incurred losses in each year since our inception, our audited financial statements for the period ended December 31, 2024 contain a disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2024, that raises substantial doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2024 have been prepared assuming that we will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2024, we incurred accumulated losses of approximately $74.4 million. The disclosure regarding substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include a similar disclosure with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We expect to require additional financing to fund our operations in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

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

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position. On 9 May 2025, the Company filed a statement of defense and asserted a counterclaim in CHF 30,000 plus compensatory interests at a rate of 5% per annum since June 29, 2022.

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

We are an emerging biopharmaceutical company with a limited operating history. To date, we have focused almost exclusively on developing product candidates using the active ingredient mazindol in proprietary formulations. We have funded our operations to date primarily through proceeds from the private placement of common shares, convertible instruments, related party credit facilities, shareholder loans, an initial public offering of common shares and Warrants, and drawdowns from a standby equity distribution agreement. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, although we received an upfront payment of approximately $2.5 million pursuant to the EF License Agreement (defined below) in 2019, we have not generated revenue from the sale of our product candidates (see “Item 5. Operating and Financial Review and Prospects — Components of Operating Results — Licensing Agreement” for additional information). We have incurred losses in each year since our inception. Our net loss attributable to holders of our common shares for the year ended December 31, 2024 was approximately $4.1 million and for the year ended December 31, 2023 was approximately $12.2 million. As of December 31, 2024, we had an accumulated deficit of approximately $74.4 million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations.

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

Alexander Zwyer owns 35% of Aexon, and Eric Konofal owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which we have a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs, Inc., or Aexon. Mr. Zwyer and Mr. Konofal may have interests in the transactions with Aexon that may be different from, or in addition to, the interests of our shareholders and that may create potential conflicts of interest. Each of us and Aexon expect to be required to obtain additional liquidity in order to fund operations through the approval of certain of each of the company’s products. Until each company can generate significant revenues, if ever, each company expects to satisfy its future cash needs through debt or equity financings. Each company cannot be certain that funding will be available to it on acceptable terms, if at all. If funds are not available, each company may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to each company’s products.

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

As of December 31, 2024, our cash and cash equivalents were approximately $1.7 million, and we had a positive working capital of $1.4 million and an accumulated deficit of $74.4 million. Based upon our currently expected level of operating expenditures, we believe that our current cash on hand and access to existing financial arrangements will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. We expect that we will require substantial additional capital to commercialize our product candidates and put in place multiple options to raise the funds necessary to support our operations. However, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares or our publicly traded Warrants to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

The primary patent based intellectual property protection for our product candidates are patents granted on the method of use and formulation. We do not have patents or patent applications covering our products as a composition of matter (i.e., compound claims) for all our product candidates.

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

As of the date of this annual report, our key employees and consultants include our Chief Executive Officer, Mr. Alexander Zwyer, our Chief Financial Officer, Nicole Fernandez–McGovern, and our Chief Scientific Officer, Eric Konofal. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

The trading price of each of our common shares and Warrants is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of the symptoms of narcolepsy, ADHD, or any other indication that we may seek to develop, or the use of mazindol to treat any such indications;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of pharmaceuticals;

●	the depth of the trading market in our common shares and Warrants;

●	economic weakness, including rising or sustained high interest rates and high inflation, or political instability in particular foreign economies and markets;

●	business interruptions resulting from a local or worldwide pandemic (such as the COVID-19 pandemic), geopolitical instability (such as the war in Ukraine and Israel’s multi-front war), and other conditions beyond our control;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. For example, during 2023, the sale prices of our common shares ranged from a high of $75.2 per share to a low of $10.4 per share and during 2024, the sale prices of our common shares ranged from a high of $23.52 per share to a low of $1.82 per share. During this time, we do not believe that we have experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume; however, we have sold equity which was dilutive to existing shareholders. These broad market fluctuations may adversely affect the trading price of our securities. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their shares and may otherwise negatively affect the liquidity of our shares.

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

As of December 31, 2024, we have material weaknesses in our internal control over financial reporting, relating to a lack of sufficient number of trained professionals with an appropriate level of accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

During the year ended December 31, 2024, we have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting. We conducted an analysis to identify the underlying reasons for the material weaknesses. This involved assessing risk factors, understanding process gaps, and pinpointing areas that needed improvement. As part of our remediation, we have transitioned the accounting processes to a dedicated team with U.S. GAAP and SEC reporting knowledge, with the support of additional external advisors. While we believe that these efforts will improve our internal control over financial reporting in accordance with U.S. GAAP and SEC reporting requirements, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2024. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the common shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Consequences-Passive Foreign Investment Companies” for additional information.

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

On January 9, 2024, we received a letter from the staff (the “Staff”) of the Listing Qualifications Department of Nasdaq indicating that we did not meet the minimum of $2.5 million in shareholders’ equity required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(b)(1) or the alternative compliance standards relating to the market value of listed securities or net income from continuing operations, or the Minimum Stockholders’ Equity Requirement. The letter also indicated that we would be provided with a period of 45 calendar days to submit a plan to regain compliance, and if such plan is accepted by Nasdaq, we may be granted up to 180 calendar days from January 9, 2024 in which to regain compliance. On February 23, 2024, we submitted our plan, on time, to regain compliance with Nasdaq Listing Rule 5550(b)(1). On March 7, 2024, the Staff notified us that Nasdaq had accepted the plan submitted and the Company has been afforded an additional 180 day calendar days from the date of the letter, or until July 8, 2024, to evidence compliance.

On April 17, 2024, we received a determination letter from the Staff that, unless we timely request a hearing before a Nasdaq Hearings Panel (the “Panel”), our securities would be subject to delisting due to our failure to maintain at least a $1.00 bid price per share over the course of 30 consecutive business days pursuant to Nasdaq Listing Rule 5550(a)(2). In addition, on May 22, 2024, we also received an additional determination letter from the Staff notifying us that we did not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b), and that the additional delinquency may serve as a separate basis for the delisting of our securities from Nasdaq. We requested a hearing with the Panel, and on June 4, 2024, we presented our compliance plan to the Panel. The Panel granted us an extension until October 14, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq Rule 5550(b)(1), subject to us meeting certain financial, share price and other requirements by September 3, 2024 and October 14, 2024.

On September 27, 2024, we effectuated a 1-for-40 reverse share split in order to regain compliance with Nasdaq Listing Rule 5550(a)(2). On September 27, 2024, the Panel reconfirmed to us that we had until October 14, 2024 to regain compliance with Nasdaq Listing Rule 5550(a)(2) and 5550(b)(1). On October 28, 2024, we received notice from the Staff informing us that we regained full compliance with the bid price requirement in Listing Rule 5550(a)(2) and the equity requirement in Listing Rule 5550(b)(1).

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

For so long as we remain an EGC, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not EGCs including:

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

We intend to take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

After we are no longer an EGC, we expect to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

Risks Related to Swiss Law and Our Operations in Switzerland

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our amended articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. However, if a board resolution has been invalidly formed, anyone, including the shareholders, may claim that such an invalid resolution shall be declared null and void. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent court at the legal seat of the Company, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought to the competent court at the legal seat of the Company.

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

The amended Swiss corporate law, effective January 1, 2023, allows our shareholders to implement a so called capital band (Kapitalband) in the articles of association which authorizes the board of directors to increase and/or decrease the share capital within a certain bandwidth without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and the authorization requires renewal by the shareholders every five years or at its earlier expiration. Additionally, subject to specified exceptions, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Furthermore, a Swiss corporation may pay interim dividends (“Zwischendividende”) if the corporation has sufficient distributable profits during the current fiscal year. The remaining provisions applicable to the dividends are also applicable to the interim dividends. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital - the aggregate nominal value of a company’s issued shares - only by way of a capital reduction. As of December 31, 2024, we had CHF 56,373,233 (approximately $60,408,490) of qualifying capital contributions and CHF 2,652,999.2 (approximately $2,909,013.62) of registered share capital (consisting of 1,703,345 common shares each with a nominal value of CHF 0.80, 598,539 preferred shares each with a nominal value of CHF 0.80 and 1,014,365 preferred participation certificates each with a nominal value of CHF 0.80) on our audited statutory balance sheet (which audit was performed by our independent registered public accounting firm), as required pursuant to Swiss law. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless we increase our share capital or our reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

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

Risks Related to the Merger

If NLS cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, NLS’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

Under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver of various conditions, including common shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of common shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of common shares being issued pursuant to the Merger Agreement shall have been approved.

NLS is currently seeking to have its securities approved for listing on Nasdaq in connection with the Merger. NLS cannot assure you that it will be able to meet those initial listing requirements at the time of the Closing. Even if NLS’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq. In addition, following the Merger, to maintain its listing on Nasdaq, NLS will be required to comply with certain continued listing standards of Nasdaq including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if NLS initially meets the listing requirements and other applicable rules of Nasdaq, NLS may not be able to continue to satisfy these requirements and applicable rules. If NLS is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list NLS’s securities, or subsequently delists its securities from trading, NLS could face significant consequences, including:

●	failure to satisfy a closing condition to the Merger and the inability to therefore complete the Merger;

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

●	a determination that its Common Shares are “penny stock,” which will require brokers trading in its Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Failure to comply with Nasdaq rules, the delisting of NLS’s securities from Nasdaq or the inability to complete the Merger could materially adversely affect the business, financial results and share price of NLS.

Following the closing of the Merger, NLS may lose its foreign private issuer status, which would then require it to comply with the domestic reporting requirements of the Exchange Act, and cause it to incur significant legal, accounting and other expenses.

In order to maintain NLS’s status after the completion of the Merger as a foreign private issuer, either (i) a majority of its common shares must be either directly or indirectly owned of record by non-residents of the United States; or (ii) (a) a majority of its executive officers or directors may not be United States citizens or residents, (b) more than 50% of its assets cannot be located in the United States and (c) its business must be administered principally outside the United States. If it lost this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, NLS would be required under current SEC rules to prepare its financial statements in accordance with generally accepted accounting principles in the United States, which would involve significant time and cost and could result in variations, which could be material, between historical financial results and as reported under U.S. GAAP. It may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to NLS under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost it would incur as a foreign private issuer. As a result, NLS expects that a loss of foreign private issuer status would increase NLS legal and financial compliance costs and would make some activities highly time-consuming and costly. If it loses its foreign private issuer status and is unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing its operations, NLS could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of its securities in the United States. We also expect that if NLS were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for NLS to attract and retain qualified directors.

Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of common shares and the future business and financial results of NLS.

The Merger may be consummated on terms different than those contemplated by the Merger Agreement, or the Merger may not be consummated at all. If the Merger is not completed, or is completed on different terms from those contemplated by the Merger Agreement, NLS could be adversely affected and subject to a variety of risks associated with the failure to consummate the Merger, or to consummate the Merger as contemplated by the Merger Agreement, including the following:

●	NLS’s shareholders may be prevented from realizing the anticipated benefits of the Merger;

●	the market price of common shares could decline significantly;

●	reputational harm due to the adverse perception of any failure to successfully consummate the Merger;

●	incurrence of substantial costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees, and, in certain cases, the payment by NLS of a termination fee to Kadimastem; and

●	the attention of NLS’s management and employees may be diverted from their day-to-day business and operational matters as a result of efforts relating to attempting to consummate the Merger.

Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger on terms other than those contemplated by the Merger Agreement, or if the Merger is not completed, could materially adversely affect the business, financial results and share price of NLS.

The ownership interests of NLS’s will be diluted by the consummation of the Merger, and NLS’s shareholders will exercise less influence over management than they exercised before the Merger.

NLS’s shareholders have the right to vote in the election of the NLS Board members and on certain other matters affecting NLS, as specified in NLS Bylaws, and Kadimastem’s shareholders have the right to vote in the election of the Kadimastem Board and on certain other matters affecting Kadimastem, as specified in Kadimastem’s articles of association. As a result of the Merger, the ownership position of existing shareholders of NLS will decrease and Kadimastem’s shareholders will have an ownership position in NLS that is smaller than their current stake in Kadimastem. The parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders. Consequently, NLS’s and Kadimastem shareholders will have less influence over the management and policies of NLS after the Effective Time (as such term is defined below in “Item 4. Information on the Company — A. History and Development of the Company — Agreement and Plan of Merger with Kadimastem”) than they currently exercise over the management and policies of NLS and Kadimastem, respectively.

NLS’s and Kadimastem’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of NLS’s and Kadimastem’s shareholders generally. Mr. Alexander Zwyer will continue to be a director of the combined company after the Effective Time of the Merger for a period of 12 months. Mr. Eric Konofal will continue to be a part-time officer of the combined company after the Effective Time of the Merger. In addition, as of the Closing, NLS shall, at Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for such policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of such policy during its term.

Additionally, following the Merger, several agreements related to compensation for NLS’ officers and directors will go into effecting, including:

●	Mr. Twito’s annual salary of USD 370,188 (including social benefits) which will increase to USD 413,743 upon the combined company completing a capital raise greater than $10 million following the Merger and a bonus payment, subject to the discretion of the Board; and

●	Each director on the board of NLS (1) shall receive an annual amount of $25,000, payable quarterly, and a one-time option grant equal to 0.2% of the outstanding common shares, with the initial vesting over three (3) years, with an exercised price equal to the market price at the Closing; and (2) will enter into indemnification agreements between NLS and members of the board of directors.

Additionally, Prof. Michel Revel, MD, Director and Chief Scientific Officer of Kadimastem and the beneficial owner of 1,371,052 shares of Kadimastem, and Ronen Twito, Executive Chairman and Chief Executive Officer, or CEO, of Kadimastem, and beneficial owner of 367,332 of Kadimastem, will benefit directly from the exchange of their shares of Kadimastem in exchange for shares of NLS resulting from the Merger.

This may create potential conflicts of interest or the appearance of such conflicts, which may lead to increased dissident shareholder activity, including litigation, which could result in significant costs for NLS and Kadimastem and could materially delay or prevent the completion of the Merger.

The interests of NLS’s and Kadimastem’s directors and executive officers include, among other things, the continued service as a director or executive officer of NLS following the Merger and certain rights to continuing indemnification and directors’ and officers’ liability insurance for Kadimastem directors and executive officers. There is a risk that these interests may influence the directors and executive officers to support the Merger.

The interests of NLS’s and Kadimastem’s directors and executive officers in the Merger may increase the risk of litigation intended to enjoin or prevent the Merger and the risk of other related dissident shareholder activity. In the past, and in particular following the announcement of a significant transaction, periods of volatility in the overall market or declines in the market price of a company’s securities, shareholder litigation and dissident shareholder proposals have often been instituted against companies alleging conflicts of interest in business dealings with affiliated or related persons and entities. For example, following the Merger, members of the combined company Board will be entitled to new compensation terms, and certain officers of Kadimastem holding shares in Kadimastem will exchange such shares for shares of NLS in connection with the Merger. The relationships described above may precipitate such activities by dissident shareholders and, if instituted against NLS or Kadimastem or their respective directors or executive officers, such activities could result in substantial costs, a material delay or prevention of the Merger and a diversion of management’s attention, even if the shareholder action is without merit or unsuccessful.

The Merger is subject to the satisfaction or waiver of conditions that may not be satisfied or completed on a timely basis, if at all. Failure to consummate the Merger could adversely affect the future business and financial results of NLS.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, among others, that the representations and warranties of the parties are true and correct in all respects as of the closing date, NLS has at least $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by NLS from certain parties in connection with its financing transactions undertake after the execution of the Merger Agreement, Kadimastem has at least $3,500,000 in gross funds (including cash in any of its bank accounts) minus any proceeds received by NLS from certain parties in connection with its financing transactions undertaken after the execution of the Merger Agreement, Kadimastem’s receipt of certain tax rulings provided by Israeli Tax Authority and ISA, and approval of the Merger Agreement and terms of the Merger by Kadimastem’s shareholders. These conditions make the completion, and the timing of the completion, of the Merger uncertain. Kadimastem has already received a draft tax ruling from the Israeli Tax Authority and believes that it will obtain the final ruling prior to NLS’s shareholders’ approval of the Merger. Further, the shareholders of Kadimastem have approved the Merger.

However, NLS and Kadimastem cannot provide assurance that the Merger will be consummated on the terms or timeline currently contemplated, or at all. If the Merger is not completed on a timely basis, or at all, NLS may be adversely affected and subject to a number of risks, including the time and resources committed by NLS’s respective management to matters relating to the Merger could otherwise have been devoted to pursuing other opportunities.

NLS or Kadimastem may waive one or more of the conditions to the Merger without re-soliciting shareholder approval.

NLS or Kadimastem may determine to waive, in whole or in part, one or more of the conditions to its obligation to consummate the Merger. Any determination whether to waive any condition to the Merger and whether to re-solicit shareholder approval or amend the related proxy statement/prospectus or Registration Statement on Form F-4 as a result of a waiver will be made by NLS or Kadimastem, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The Merger may be completed even though material adverse changes subsequent to the announcement of the Merger, such as industry-wide changes or other events, may occur.

In general, the parties to the Merger can refuse to complete the Merger if there is a material adverse change affecting the other party. However, some types of changes do not permit NLS and Kadimastem to refuse to complete the Merger, even if such changes would have a material adverse effect on any of the parties involved in the Merger. For example, if there are changes in general national or international economic, financial, political or business conditions, NLS and Kadimastem would not have the right to refuse to complete the Merger. If adverse changes occur that affect the Merger but the parties are still required to complete the Merger, NLS’s share price, business and financial results after the completion of the Merger may suffer.

NLS will have limited protection in the event that any of the representations and warranties made by Kadimastem ultimately proves to be inaccurate or incorrect.

NLS will have limited protection if any representation or warranty made by Kadimastem in the Merger Agreement proves to be inaccurate or incorrect, and such representations and warranties will not survive the closing. Accordingly, to the extent such representations or warranties are incorrect, NLS would have limited or no indemnification claims with respect thereto, may not recover any damages it may have suffered, and may not have sufficient cash on hand or other resources to seek to pursue an alternative strategic transaction or avoid the dissolution and liquidation of NLS in the event that the Merger does not close.

Each of NLS and Kadimastem prior to the closing of the Merger expects to, and NLS following the closing of the Merger may, incur significant costs in connection with the Merger.

Each of NLS and Kadimastem prior to the closing of the Merger expects to, and NLS following the closing of the Merger may, incur significant costs in connection with the Merger, and may incur other unanticipated costs. While each company has assumed that a certain level of transaction and integration expenses will be incurred, there are factors beyond each company’s control that could affect the total amount or the timing of those expenses. Many of the expenses that may be incurred, by their nature, are difficult to estimate accurately at the current time. Each of NLS and Kadimastem expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, may allow NLS to offset those incremental expenses over time, the net benefit of which may not be achieved in the near term, or at all.

Lawsuits may be commenced seeking to enjoin or prevent the Merger or seeking other relief which may delay or prevent the completion of the Merger and result in NLS or Kadimastem incurring substantial costs.

Public company merger and acquisition transactions are often subject to lawsuits initiated by plaintiffs seeking to enjoin or prevent the transaction or obtain other relief. NLS, Kadimastem and their respective executive officers, directors and advisors may become subject to similar litigation with respect to the Merger. Any such lawsuit could seek, among other things, injunctive or other equitable relief, including a request to rescind parts of the Merger Agreement and otherwise to enjoin the parties from consummating the Merger, as well as to require payment of fees and other costs by the defendants. NLS and Kadimastem may incur substantial costs defending any such lawsuit, including the distraction of management’s attention, even if such lawsuits are without merit or unsuccessful. No assurance can be made as to the outcome of any such lawsuits. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger or in obtaining other relief, the completion of the Merger may be prevented or delayed or its terms could change.

If the Merger’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of securities may decline.

If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of common shares prior to the completion of the Merger may decline. The market values of our securities at the time of the Merger may vary significantly from their prices on the date the Merger Agreement was executed.

In addition, following the Merger, fluctuations in the price of common shares could contribute to the loss of all or part of your investment. If an active market for common shares develops and continues, the trading price of common shares following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. If the benefits of the Merger do not meet the expectations of investors or securities analysts it could have a material adverse effect on your investment in common shares and common shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of common shares may not recover and may experience a further decline.

Even if the Merger is completed, there is no guarantee that any proceeds will be paid to NLS shareholders under the CVR Agreement.

Even if the Merger is completed, there can be no assurance that any payments will be made to NLS shareholders under the CVR Agreement. The Contingent Value Rights provide for potential payments to NLS shareholders based on the achievement of certain post-merger performance or milestone criteria. These criteria depend on factors that are largely outside our control, such as the successful integration of the companies, the realization of anticipated synergies, and the achievement of specific operational or financial targets within specified timeframes.

In addition, various risks, uncertainties, and assumptions could impact the ability of the combined company to generate the necessary funds for such payments. These include, but are not limited to, changes in market conditions, competitive pressures, regulatory developments, or unexpected costs that may arise following the Merger. If the combined company is unable to achieve the necessary milestones or if additional unforeseen challenges arise, it is possible that no payments will be made to NLS shareholders under the CVR Agreement.

Consequently, NLS shareholders should understand that the CVR Agreement does not guarantee any future payments, and they may receive little or no proceeds from the CVR Agreement in connection with the Merger.

Risks Related to NLS After the Consummation of the Merger

Following the Merger, NLS intends to shift its business focus to developing and manufacturing “off-the-shelf”, allogenic, proprietary cell products, which may not be successful.

Following the Merger, NLS intends to shift its business focus to developing and manufacturing “off-the-shelf”, allogenic, proprietary cell products, which may not be successful. Planned operations and to grow and compete will depend on the availability of adequate capital. NLS cannot assure you that it will be able to obtain equity or debt financing on acceptable terms, or at all, to adopt its new business, its planned operations and to implement its growth strategy. As a result, NLS cannot assure you that adequate capital will be available to continue its normal and planned operations and to finance its current growth plans, take advantage of business opportunities, or respond to competitive pressures, any of which could harm its business.

Following the Merger, NLS may be unable to integrate successfully and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. NLS may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected.

Potential difficulties NLS may encounter in the integration process include the following:

●	the inability to successfully combine the businesses of NLS and Kadimastem in a manner that permits NLS to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

●	creation of uniform standards, controls, procedures, policies and information systems; and

●	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, NLS and Kadimastem have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect NLS’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of NLS.

Following the Merger, NLS’s business strategy will depend heavily on advancing and commercializing its pipeline products. However, NLS’s research and development efforts are subject to substantial risk, as drug development requires significant investment and faces inherent uncertainties.

Clinical trials may fail or be delayed, regulatory approvals are uncertain, and even if NLS does obtain required regulatory approvals, commercial success is not guaranteed. These risks could increase NLS’s post-Merger costs, delay potential revenues, and impact NLS’s ability to meet financial targets. Any setbacks in research and development could materially reduce the anticipated benefits of the Merger and impact NLS’s financial position and future growth potential. Furthermore, intensified research and development efforts may divert resources from other strategic initiatives, limiting NLS’s ability to respond to unforeseen challenges and competitive pressures in a timely manner.

The future financial results of NLS will suffer if NLS does not effectively manage its assets or deploy its available capital following the Merger.

Following the Merger, NLS intends to focus on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products. Future financial results of NLS will suffer if NLS does not effectively manage this shift in business focus. If NLS is unable to obtain capital necessary to maintain and increase its assets, and the assets of NLS, NLS could be required to reduce or suspend its operations or dispose of assets at inopportune time or price, which could negatively affect NLS’s financial condition, results of operations and ability to pay or sustain dividends to NLS’s shareholders.

NLS and Kadimastem have each had a history of net losses, and NLS expects to continue to incur losses for the foreseeable future, including following the Merger. If NLS ever achieves profitability, it may not be able to sustain it.

Each of NLS and Kadimastem have incurred losses since its respective inception and expects to continue to incur losses for the foreseeable future, including, with respect to NLS, following the Merger. NLS’s net loss attributable to holders of our common shares for the years ended December 31, 2024 and 2023, respectively was approximately $4.1 million and $12.2 million. As of December 31, 2024 and December 31, 2023 NLS had an accumulated deficit of approximately $74.4 million and $70.4 million, respectively, and total equity of $1.4 million and $(8.8) million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations. Kadimastem reported net losses of approximately $7.2  million, $3.3 million and $6.8 million for the years ended December 31,2024, 2023 and 2022, respectively, As of December 31, 2024 and 2023, Kadimastem had a total equity of approximately $(8.0) million and $(1.2) million, respectively, and accumulated deficit of approximately $(76.5) million and $(69.3) million, respectively. NLS expects to incur net losses from continuing operations and net cash used in operating activities, including following the Merger. NLS may need to raise additional working capital to continue its normal and planned operations. NLS will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if NLS does, NLS may not be able to maintain or increase its level of profitability. NLS anticipates that its operating expenses will remain substantially consistent in the foreseeable future. This reflects a decrease in operating costs associated with discontinued assets as part of the anticipated merger, offset by increased consultancy efforts, acquisition activities, and expanded marketing and sales initiatives aimed at growing its customer and client base. These expenditures will make it necessary for NLS to continue to raise additional working capital and make it harder for us to achieve and maintain profitability. NLS’s efforts to grow NLS’s business may be costlier than NLS expects, and NLS may not be able to generate sufficient revenue to offset NLS’s increased operating expenses.

If NLS is forced to reduce NLS’s operating expenses, NLS’s growth strategy could be compromised. NLS may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about NLS’s ability to continue as a going concern, including following the Merger, and NLS cannot assure you that NLS will achieve sustainable operating profits as NLS continues to expand NLS’s infrastructure, further develop NLS’s marketing efforts, and otherwise implement NLS’s growth initiatives. The net losses that NLS incurs may fluctuate significantly from period to period. NLS will need to generate significant additional revenue to achieve and sustain profitability. Even if NLS achieves profitability, it cannot be sure that it will remain profitable for any substantial period of time.

NLS’s ability to grow and compete in the future will be adversely affected if adequate capital is not available to it or not available on terms favorable to it.

The ability of NLS to continue its normal and planned operations and to grow and compete will depend on the availability of adequate capital. NLS cannot assure you that it will be able to obtain equity or debt financing on acceptable terms, or at all, to continue its normal and planned operations and to implement its growth strategy. As a result, NLS cannot assure you that adequate capital will be available to continue its normal and planned operations and to finance its current growth plans, take advantage of business opportunities, or respond to competitive pressures, any of which could harm its business.

NLS will need substantial additional funding to continue its operations, which could result in dilution to its shareholders. NLS may not be able to raise capital when needed, if at all, which could cause it to have insufficient funds to pursue its operations, or to delay, reduce or eliminate its development of new programs or commercialization efforts.

NLS expects to incur additional costs associated with continuing to operate as a public company and to require substantial additional funding to continue to pursue its business and continue with its expansion plans. NLS may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase its capital needs and/or cause it to spend its cash resources faster than expected. Accordingly, NLS expects that it will need to obtain substantial additional funding in order to continue its operations. To date, NLS has financed its operations entirely through equity and debt investments by founders and other investors and the incurrence of debt, and it expects to financing its operations through equity and debt investments by investors in the foreseeable future, including following the Merger. Additional funding from those or other sources may not be available when or in the amounts needed, on acceptable terms, or at all. If NLS raises capital through the sale and issuance of equity, or securities convertible into equity, it would result in dilution to its existing shareholders, which could be significant depending on the price at which it may be able to sell and issue its securities. If it raises additional capital through the incurrence of additional indebtedness, it would likely become subject to further covenants that could restricting its business activities, and holders of debt instruments will likely have rights and privileges senior to those of its equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support development of new programs and marketing to current and potential new clients. If NLS is unable to raise capital when needed or on acceptable terms, it could be forced to delay, reduce or eliminate development of new programs or future marketing efforts. Any of these events could significantly harm NLS’s business, financial condition and prospects.

Without obtaining adequate capital funding or improving its financial performance, NLS may not be able to continue as a going concern.

The report of NLS’s independent registered public accounting firm on its consolidated financial statements as of and for the year ended December 31, 2024 includes an explanatory paragraph indicating that there is substantial doubt about its ability to continue as a going concern. If it is unable to raise sufficient capital when needed, its business, financial condition and results of operations will be materially and adversely affected, and it will need to significantly modify its operational plans to continue as a going concern. The inclusion of a going concern explanatory paragraph by NLS’s auditors, its lack of cash resources and its potential inability to continue as a going concern may materially adversely affect its share price and its ability to raise new capital or to enter into critical contractual relations with third parties. If it is unable to continue as a going concern, including following the Merger, it might have to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statement.

Increased operating and capital costs could affect NLS’s profitability.

Costs for any particular product are subject to variation due to a number of factors, such as regulatory costs and research and development expenses. In addition, costs are affected by the price and availability of input commodities, electricity, labor, chemical reagents, and processing related equipment and facilities. Product costs are, at times, subject to volatile price movements, including increases that could make production at certain operations less profitable. Further, changes in laws and regulations can affect product prices, uses and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs could have a significant effect on NLS’s profitability and operating cash flow.

NLS could have significant increases in capital and operating costs over the next several years in connection with the development of new projects and in the sustaining and/or expansion of existing operations. Costs associated with capital expenditures may increase in the future as a result of factors beyond NLS’s control. Increased capital expenditures may have an adverse effect on the profitability of and cash flow generated from existing operations, as well as the economic returns anticipated from new projects.

NLS may seek to grow through acquisitions.

NLS may seek to grow through acquisitions. Factors which may affect its ability to grow successfully through acquisitions include:

●	inability to obtain financing;

●	difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits;

●	diversion of management’s attention from current operations;

●	the possibility that it may be adversely affected by risk factors facing the acquired companies;

●	acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of common shares to the shareholders of the acquired company, dilutive to the percentage of ownership of its existing shareholders;

●	potential losses resulting from undiscovered liabilities of acquired companies not covered by the indemnification that it may obtain from the seller; and

●	loss of key employees of the acquired companies.

The potential termination of the Merger Agreement and related uncertainties could negatively impact NLS’s business.

The Merger Agreement is subject to several conditions, including approval by NLS’s shareholders, which must be met or waived prior to the Merger’s completion. Some conditions are outside of NLS’s control, and there is no assurance that they will be met in a timely manner or at all. The Merger Agreement could be delayed, may not be completed, or may be terminated under certain circumstances. Uncertainty regarding the Merger could adversely impact employee morale and retention, disrupt business relationships, and affect the trading price of common shares. Additionally, management and personnel will need to focus significant time and resources on the Merger, potentially diverting attention from day-to-day operations. NLS will incur significant transaction costs regardless of whether the Merger is finalized, and such expenses may be higher than anticipated, especially if the Merger is delayed or terminated.

Unfavorable general economic conditions may materially adversely affect NLS’s business.

While it is difficult for NLS to predict the impact of general economic conditions on its business, these conditions could reduce customer demand for some of its products or services which could cause its revenue to decline. Also, NLS’s customers that are especially reliant on the credit and capital markets may not be able to obtain adequate access to credit or equity funding, which could affect their ability to make timely payments to NLS. Moreover, NLS relies on obtaining additional capital and/or additional funding to provide working capital to support its operations. NLS regularly evaluates alternative financing sources. Further changes in the commercial capital markets or in the financial stability of its investors and creditors may impact the ability of its investors and creditors to provide additional financing. For these reasons, among others, if the economic conditions stagnate or decline, NLS’s operating results and financial condition could be adversely affected.

Economic and political conditions may cause fluctuations of the future prices, supply, and demand for products NLS and Kadimastem use, which may negatively affect NLS’s revenues.

Revenues generated from NLS’s production activities in the biotech industry will be highly dependent upon the future prices and demand for products that NLS and Kadimastem currently use. Factors which may affect prices and demand for products that NLS and Kadimastem currently use include, but are not limited to, the worldwide supply of these products; the price of these products that are produced in the United States, Israel, Switzerland, or imported from foreign countries; consumer demand for such products; the price and availability of alternative products; federal and state regulation; and general, national and worldwide economic political conditions.

Changes in the regulatory environment could have a material adverse effect on NLS’s business.

Changes in the regulatory environment could have a material adverse effect on NLS’s business. NLS’s exploration, development, production and marketing operations are subject to extensive environmental regulation at the federal, state and local levels including those governing pharmaceutical research and testing. Under these laws and regulations, NLS could be held liable for personal injuries, medical malpractice and other damages. Failure to comply with these laws and regulations may also result in the suspension or termination of NLS’s operations and subject us to administrative, civil, and criminal penalties. Governmental laws and regulations also increase the costs to plan, permit, design and install our operations and facilities.

Risks Related to Kadimastem’s Financial Position and Capital Requirements

Kadimastem has incurred significant operating losses since Kadimastem’s inception and anticipates that the combined company will incur continued losses for the foreseeable future.

Kadimastem is an emerging biopharmaceutical company with a limited operating history. Kadimastem has funded its operations to date primarily through raising capital on the Tel Aviv Stock Exchange (“TASE”), proceeds from the private placement of common shares, credit facilities, loans and convertible notes. Kadimastem expects to continue to incur substantial losses over the next several years during Kadimastem’s clinical development phase. To fully execute Kadimastem’s business plan, it will need to complete Phase 3 clinical studies and certain development activities, as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, Kadimastem’s product candidates will require regulatory approval prior to commercialization, and it will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact us. Management of Kadimastem plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales. Kadimastem has incurred losses in each year since its inception. Kadimastem’s net loss attributable to holders of ordinary shares of Kadimastem, no par value, or Kadimastem Ordinary Shares, for the years ended December 31, 2024 and 2023 were $7.2 million and $3.3 million, respectively. Substantially all of Kadimastem’s operating losses resulted from costs incurred in connection with Kadimastem’s development program and from general and administrative costs associated with Kadimastem’s operations.

Until Kadimastem can generate significant revenues, if ever, it expects to satisfy Kadimastem’s future cash needs through debt or equity financing. It cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to Kadimastem’s products.

Kadimastem expects its research and development expenses to increase in connection with its planned expanded clinical trials. In addition, if Kadimastem obtains marketing approval for AstroRx® and/or IsletRx or any other current or future product candidate, it will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, in the period following this annual report, it expects to incur additional costs associated with operating as a public company, which Kadimastem estimates will be at least several hundred thousand dollars annually. As a result, Kadimastem expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, Kadimastem is unable to predict the extent of any future losses or when it will become profitable, if at all.

Furthermore, in addition to such operating expenses, Kadimastem expects to incur additional costs associated with operating as a public company subject to the rules and regulations of the SEC, which it estimates will be at least one million dollars annually. As a result, Kadimastem expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing drug substances and product candidates, Kadimastem is unable to predict the extent of any future losses or when Kadimastem will become profitable, if at all.

Kadimastem expects to continue to incur significant losses until Kadimastem is able to commercialize Kadimastem’s product candidates, which it may not be successful in achieving. Kadimastem anticipate that Kadimastem’s expenses will increase substantially if and as we:

●	continue the research and development of Kadimastem’s product candidates;

●	expand the scope of Kadimastem’s current clinical studies for its product candidates;

●	seek regulatory and marketing approvals for Kadimastem’s product candidates that successfully complete clinical studies;

●	establish a sales, marketing, and distribution infrastructure to commercialize Kadimastem’s product candidates;

●	seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of Kadimastem’s current product candidates;

●	seek to maintain, protect, and expand Kadimastem’s intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support Kadimastem’s operations as a public company and Kadimastem’s product candidate development and planned future commercialization efforts.

Kadimastem has not generated revenue from any product candidate and may never be profitable, even if Kadimastem receives regulatory approval to commercialize its products in additional geographical territories and indications.

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem have not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market Kadimastem’s products. Even if Kadimastem’s current products or any future products are approved for marketing and sale, it anticipates incurring significant incremental costs associated with commercializing such products.

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem has not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx, and do not know when, or if, it will generate any such revenue. Kadimastem does not expect to generate significant revenue unless or until Kadimastem obtains marketing approval of, and commercializes, AstroRx® and/or IsletRx. Kadimastem’s ability to generate future revenue from product candidate sales depends heavily on its success in many areas, including but not limited to:

●	obtaining favorable results from and progress the pre-clinical and clinical development of Kadimastem’s product candidates, namely AstroRx and/or IsletRx;

●	developing and obtaining regulatory approval for registration studies protocols for Kadimastem’s product candidates, namely AstroRx® and/or IsletRx;

●	subject to successful completion of registration and clinical trials of AstroRx® and/or IsletRx, applying for and obtaining marketing approval;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for Kadimastem’s product candidates, if marketing approval is received;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	accurately identifying demand for Kadimastem’s product candidates;

●	obtaining market acceptance of Kadimastem’s product candidates, if approved for marketing, as viable treatment options;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which Kadimastem may enter;

●	establishing and nurturing relationships with the leading physicians in the United States; and

●	attracting, hiring and retaining qualified personnel.

Kadimastem does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about its ability to continue as a going concern.

Kadimastem does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about Kadimastem’s ability to continue as a going concern. If Kadimastem cannot continue as a going concern, its investors may lose their entire investment in its common shares. Until Kadimastem can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. Kadimastem cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Even if the Merger is completed, Kadimastem expects that it will need to raise substantial additional funding before it can expect to complete the development of AstroRx® and IsletRx or any other product candidate. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Kadimastem to delay, limit or terminate its product candidate development efforts or other operations.

Even if the Merger is completed, Kadimastem expects it will require substantial additional capital to commercialize its product candidates. In addition, its operating plans may change as a result of many factors that may not currently be known to it, and it may need to seek additional funds sooner than planned. Kadimastem’s future funding requirements will depend on many factors, including but not limited to:

●	its clinical trial results;

●	the cost, timing and outcomes of seeking marketing approval of AstroRx® and/or IsletRx;

●	the cost of filing and prosecuting patent applications and the cost of defending its patents;

●	the cost of prosecuting patent infringement actions against third parties;

●	development of other early-stage development product candidates;

●	the costs associated with commercializing AstroRx® and/or IsletRx if Kadimastem receives marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell AstroRx® and/or IsletRx;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	any product liability or other lawsuits related to Kadimastem’s products;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

Any additional fundraising efforts may divert its management from their day-to-day activities, which may adversely affect Kadimastem’s ability to develop and commercialize its product candidates. In addition, Kadimastem cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of its securities and the issuance of additional securities, whether equity or debt, by it, or the possibility of such issuance, may cause the market price of its common shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and Kadimastem may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Kadimastem could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and it may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to it, any of which may have a material adverse effect on its business, operating results and prospects. Even if it believes that it has sufficient funds for its current or future operating plans, Kadimastem may seek additional capital if market conditions are favorable or if it has specific strategic considerations.

If Kadimastem is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the development or commercialization, if any, of any product candidates or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, financial condition and results of operations.

Unstable market and economic conditions, including inflation, may have serious adverse consequences on Kadimastem’s business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. The current wars in Israel and between Ukraine and Russia have created extreme volatility in the global capital markets, and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on Kadimastem or the third parties on whom Kadimastem rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive.

Disruption to the global economy could also result in a number of follow-on effects on Kadimastem’s business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations, which could limit Kadimastem’s potential customer base; negative impact on Kadimastem’s liquidity and financial condition and share price, which may impact Kadimastem’s ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to Kadimastem.

Inflation, which increased significantly during 2024, could adversely affect Kadimastem’s business by increasing the costs of raw material and labor needed to operate its business and could continue to adversely affect Kadimastem in future periods. If this current inflationary environment continues, there can be no assurance that Kadimastem would be able to recover related cost increases through price increases, which could result in downward pressure on Kadimastem’s operating margins. As a result, Kadimastem’s financial condition, results of operations, and cash flows could be adversely affected over time.

Risks Related to Product Development, Regulatory Approval and Commercialization

Kadimastem depends substantially on the success of its proprietary product candidates. Kadimastem cannot give any assurance that any of its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Kadimastem has invested almost all of its efforts and financial resources in research and development of Kadimastem’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. Kadimastem’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as amyotrophic lateral sclerosis (“ALS”), as well as a preclinical proof of concept program, IsletRx, human pancreatic islet like clusters for the treatment of insulin dependent diabetes. The process to develop, obtain regulatory approval for and commercialize pharmaceutical drug substances and product candidates is long, complex, costly, and inherently uncertain of outcome. Kadimastem is not permitted to market any of its drug substances and product candidates in the United States, the EU, or any other jurisdiction until Kadimastem receives the requisite regulatory approvals. Kadimastem cannot give any assurance that its current clinical development plan will proceed as planned, that its product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows Kadimastem to effectively compete with its competitors or be successfully marketed and commercialized, which could harm its business, operating results, prospects or financial condition.

All of Kadimastem’s drug substances and product candidates are in various stages of clinical and/or preclinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of its drug substances and product candidates are prolonged, delayed or not commercially viable, Kadimastem or its collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize its drug substances and product candidates on a timely basis or at all, which will adversely affect its business.

To obtain the requisite regulatory approvals to market and sell any of Kadimastem’s product candidates, Kadimastem or its collaborators for such candidates must demonstrate through extensive preclinical studies and clinical trials that its products are safe, pure and potent or effective in humans. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the drug substances and product candidates involved, as well as the target indications and patient population. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, Kadimastem or its potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, or comparable foreign regulatory authorities, that such drug substances and product candidates are safe and effective for their intended uses. Additionally, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and its future clinical trial results may not be successful.

Kadimastem may not be able to commence or complete the clinical trials that would support its submission of a BLA to the FDA or an MAA to the EMA, and other regulatory approvals from the Israeli Mistry of Health, or MOH. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of its clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct its clinical trials;

●	if the FDA or EMA elect to enact policy changes;

●	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

●	challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by Kadimastem, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or its clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	inspection of the drug substance manufacturing facility by the FDA or other regulatory authorities;

●	unforeseen safety issues or lack of effectiveness (futility); and

●	lack of adequate funding to continue the clinical trial.

Any of these occurrences may harm its business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its drug substances and product candidates or result in the development of its drug substances and product candidates being stopped early.

Kadimastem’s development costs will increase if Kadimastem has material delays in its clinical trials, or if it is required to modify, suspend, terminate or repeat a clinical trial. If Kadimastem is unable to conduct its clinical trials properly and on schedule, marketing approval may be delayed or denied by the FDA, EMA, MOH, and other regulatory authorities.

Kadimastem cannot market and sell its cell therapy drug substances and product candidates in the United States, Europe, or in other countries if it fails to obtain the necessary regulatory approvals or licensure.

Kadimastem cannot sell its cell therapy drug substances and product candidates until regulatory agencies grant marketing approval, or licensure. The process of obtaining regulatory approval is lengthy, expensive, and uncertain. It is likely to take at least several years to obtain the required regulatory approvals for its cell therapy product candidates, or it may never gain the necessary approvals.

Any difficulties that Kadimastem encounters in obtaining regulatory approval may have a substantial adverse impact on its operations and cause its share price to decline significantly.

To obtain marketing approvals in the United States and Europe for cell therapy drug substances and product candidates Kadimastem must, among other requirements, complete carefully controlled and well-designed clinical trials sufficient to demonstrate to the FDA, the EMA and the PMDA that the cell therapy drug substances and product candidates is safe and effective for each disease for which Kadimastem seeks approval. Several factors could prevent completion or cause significant delay of its clinic trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that cell therapy drug substances and product candidates are safe and effective for use in humans. Negative or inconclusive results from or adverse medical events during a clinical trial could cause the clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful. The FDA or EMA can place a clinical trial on hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury. If safety concerns develop, Kadimastem, the FDA, the EMA or other regulatory bodies could stop its trials before completion, which could harm its business, operating results, prospects or financial condition.

Obtaining approval of a BLA or a MAA even after clinical trials that are believed to be successful is an uncertain process.

Kadimastem is not permitted to market its products in the United States or the EU until it receives regulatory approval of a BLA from the FDA or MAA from the EMA, or in any foreign countries until it receive the requisite approval from regulatory authorities in such countries.

Even if Kadimastem completes its planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of its products for many reasons, including, but not limited to:

●	Kadimastem may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

●	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

●	disagreements regarding the number, design, size, conduct or implementation of Kadimastem’s clinical trials, or with its interpretation of data from pre-clinical studies or clinical trials;

●	a lack of acceptance of the accuracy or sufficiency of the data generated at Kadimastem’s clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of a BLA or MAA;

●	difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of Kadimastem’s application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, improvements in the manufacturing facility and stability transportation processes and durability limitations on approved labelling, or distribution and use restrictions;

●	the requirement that Kadimastem develop a REMS as a condition of approval, which may or may not be feasible for Kadimastem;

●	the identification of deficiencies in the manufacturing processes in its manufacturing facility or facilities of third-party manufacturers with which Kadimastem enter into agreements for clinical and commercial supplies;

●	changes in approval policies or the adoption of new regulations by such regulators; and

●	Kadimastem may be unable to be granted a PIP deferral which Kadimastem intends to request from the EMA for clinical trials in children; this may delay Kadimastem’s clinical trial program or approvals for adults, or it may have successful clinical trial results for adults but not children (if Kadimastem were required to conduct pediatric studies prior to the receipt of a BLA or MMA for use of its drug substances and product candidates in adults), or vice versa.

Before Kadimastem can submit BLA to the FDA, Kadimastem must conduct Phase 3 clinical trials, that will be substantially broader than its Phase 2 trials. A BLA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of a BLA is a lengthy, expensive and uncertain process, and Kadimastem may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, Kadimastem will also need to agree on a protocol with the FDA for the Phase 3 clinical trials before commencing those trials. Phase 3 clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that it conducts may or may not be successful. The FDA may suspend all clinical trials or require that Kadimastem conducts additional clinical, nonclinical, manufacturing improvements, manufacturing validation or drug substances quality studies and submit those data before it will consider or reconsider the BLA. Depending on the extent of these or any other studies, approval of any applications that Kadimastem submit may be delayed by several years, or may require it to expend more resources than it has available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the BLA. If any of these outcomes occur, Kadimastem would not receive approval at such time, if any, that it seeks FDA approval. Kadimastem may face similar risks with respect to obtaining regulatory approval from the EMA at such time, if any, that it seeks EMA approval. The risks that it faces in obtaining applicable approvals from the FDA and EMA for AstroRx® and/or IsletRx, or any other product candidate that it may seek to develop, may also exist with other regulatory authorities, such as those in Latin America or other regions.

Even if Kadimastem obtain FDA, EMA or other regulatory approval for AstroRx® and/or IsletRx, the approval might contain significant limitations related to use restrictions, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If Kadimastem is unable to successfully commercialize AstroRx® and/or IsletRx, it may be forced to cease operations.

Preliminary data that Kadimastem or others announce or publish from time to time with respect to its products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Kadimastem, or its partners, may publish or seek to publish preliminary data from ongoing clinical trials, which are based on a preliminary analysis of then-available data. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the results and related findings and conclusions may materially change following a more comprehensive review of the data or as more data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. Kadimastem also make assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that it reports may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data it previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm its business prospects.

Further, others, including regulatory agencies, may not accept or agree with its assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and its company in general. In addition, the information it chose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Kadimastem determines is material or otherwise appropriate information to include in its disclosure. If the interim, top-line or preliminary data that Kadimastem reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, in scale, its drug substances and product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.

The results of preclinical studies and early-stage clinical trials of Kadimastem’s drug substances and product candidates may not be predictive of the results of later-stage clinical trials. Initial success in Kadimastem’s ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Drug substances and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of Kadimastem’s clinical trials will ultimately be successful or support further clinical development of any of Kadimastem’s product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in Kadimastem’s clinical development could harm its business and operating results.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

Kadimastem plans to conduct some of its clinical trials outside the United States. Such trials would be guided under FDA or EMA guidelines and inspections. It is planning to globally develop AstroRx® and/or IsletRx in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA does not accept the data from sites in its globally conducted clinical trials, or if international regulatory authorities do not accept the data from its U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of its product candidates.

The results of Kadimastem’s clinical trials may not support its product candidates’ claims or any additional claims Kadimastem may seek for its drug substances and product candidates and its clinical trials may result in the discovery of adverse side effects.

Even if any clinical trial that Kadimastem needs to undertake is completed as planned, or if interim results from existing clinical trials are released, Kadimastem cannot be certain that such results will support its drug substances and product candidates claims or any new indications that Kadimastem may seek for its products or that the FDA or foreign authorities will agree with its conclusions regarding the results of those trials. The clinical trial process may fail to demonstrate that its products or a product candidate is safe and effective for the proposed indicated use, which could cause it to stop seeking additional clearances or approvals for its product candidates. Any delay or termination of Kadimastem’s clinical trials will delay the filing of its regulatory submissions and, ultimately, Kadimastem’s ability to commercialize a product candidate. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Kadimastem’s drug substances and product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as Kadimastem develops AstroRx® and/or IsletRx, or other drug substances and product candidates that Kadimastem may seek to develop, in larger, longer and more extensive clinical trials as use of its product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2 and 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that AstroRx® and/or IsletRx, or other drug substances and product candidates that Kadimastem may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of its drug substances and product candidates receives marketing approval, the FDA or EMA could require it to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if Kadimastem or others later identify undesirable side effects caused by AstroRx® and/or IsletRx, several potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals of such a product candidate;

●	regulatory authorities may require additional warnings on the label;

●	regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

●	Kadimastem may be required to change the way the product is manufactured, distributed, dispensed or administered, or conduct additional pre-clinical studies or clinical trials;

●	Kadimastem may need to voluntarily recall its products; and

●	Kadimastem could be sued and held liable for harm caused to patients.

Any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidate and could significantly harm its business, prospects, financial condition and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As drug substances and product candidates proceed through pre-clinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results and/or reduce cost of goods sold. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause its drug substances and product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Kadimastem’s drug substances and product candidates and jeopardize its ability to commence sales and generate revenue.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for the combined company to obtain regulatory clearance or approval of its product candidates and to produce, market and distribute combined company’s products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in United States Congress, or Congress, that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect combined company’s business and products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of the combined company’s product candidates. NLS and Kadimastem cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on the combined company’s business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of the combined company’s products; and

●	additional recordkeeping.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect the combined company’s ability to sell the combined company’s products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, or Affordable Care Act, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and any potential future healthcare reform measures of the Trump administration will impact the Affordable Care Act and the combined company’s business.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional Congressional action is taken. Congress is considering additional health reform measures.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional drugs covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicare Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including combined company’s product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The combined company’s results of operations could be adversely affected by the Affordable Care Act and by other health care reforms that may be enacted or adopted in the future. In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay additional marketing approval of product candidates or any initial marketing approval for combined company’s product candidates, restrict or regulate post-approval activities and affect combined company’s ability to commercialize any products for which the combined company may obtain marketing approval.

NLS and Kadimastem are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on combined company’s business. The pendency or approval of such proposals or reforms could result in a decrease in the price of combined company’s capital stock or limit the combined company’s ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of combined company’s products.

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the new administration could hinder the FDA’s and/or those other government agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of the combined company’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels; ability to hire and retain key personnel and accept the payment of user fees; and statutory, regulatory, and policy changes, among other factors. Average review times at the agency may fluctuate as a result. In addition, government funding of other government agencies on which the combined company’s operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect its business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process combined company’s regulatory submissions, which could have a material adverse effect on its business.

Kadimastem will need to obtain FDA approval of any proposed names for its drug substances that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact its business.

Any name Kadimastem intends to use for its drug substances and product candidates will require approval from the FDA regardless of whether Kadimastem has secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with the names of other medical products and technology. The FDA may object to any product name it submits if it believes the name inappropriately implies medical claims. If the FDA objects to any of its proposed product names, Kadimastem may be required to adopt an alternative name for its product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Kadimastem may seek designations for its drug substances and product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that Kadimastem will successfully obtain such designations. In addition, even if one or more of Kadimastem’s drug substances and product candidates are granted such designations, Kadimastem may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for drug substances and product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that Kadimastem will successfully obtain such designation for Kadimastem’s products. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if Kadimastem obtains such designations for one or more of its product candidates, there can be no assurance that it will realize their intended benefits.

For example, Kadimastem may seek a Breakthrough Therapy designation from the FDA for one or more of its product candidates. A Breakthrough Therapy designation is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have Breakthrough Therapy designation, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies with Breakthrough Therapy designation from the FDA are also eligible for accelerated approval. Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if Kadimastem believes one of Kadimastem’s drug substances and product candidates meets the criteria for Breakthrough Therapy designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Kadimastem’s drug substances and product candidates qualify for Breakthrough Therapy designation, the FDA may later decide that such drug substances and product candidates no longer meet the conditions for qualification.

Kadimastem may also seek Regenerative Medicine Advance Therapy, or RMAT, designation from the FDA for some of its product candidates. As described in Section 3033 of the 21st Century Cures Act, a drug is eligible for RMAT designation if: the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations; the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. The FDA has broad discretion whether or not to grant this designation, so even if Kadimastem believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kadimastem does receive RMAT designation, Kadimastem may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a RMAT Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw RMAT designation if it believes that the designation is no longer supported by data from its clinical development program.

Kadimastem may also seek Fast Track designation from the FDA for some of its product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if it believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kadimastem does receive Fast Track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from its clinical development program.

If Kadimastem’s manufacturing, research and development and operational facilities are damaged or destroyed, its business and prospects would be adversely affected.

If its manufacturing, research and development and operational facilities, or the equipment in such facilities were to be damaged or destroyed, the loss of some or all of the stored units of its cell therapy drug substances would force Kadimastem to delay or halt its clinical trial processes. Kadimastem has a clinical research and development facility located in Ness-Ziona, Israel, and also collaborates with medical hubs in California and other locations in the United States. If these facilities or the equipment in them are significantly damaged or destroyed, Kadimastem may not be able to quickly or inexpensively replace its manufacturing research and development and operational capacity.

Kadimastem’s product development is based on novel technologies and are inherently risky.

Kadimastem is subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of its therapeutics creates significant challenges in regard to product development and optimization, manufacturing, government regulation, third party reimbursement and market acceptance. For example, the FDA, the EMA and other countries’ regulatory authorities have relatively limited experience with cell therapies. Very few cell therapy products have been approved by regulatory authorities to date for commercial sale, and the pathway to regulatory approval for its cell therapy drug substances and product candidates may accordingly be more complex and lengthier. As a result, the development and commercialization pathway for its therapies may be subject to increased uncertainty, as compared to the pathway for new conventional drugs.

Kadimastem’s cell therapy drug candidates represent new classes of therapy that the marketplace may not understand or accept.

Even if Kadimastem successfully develops and obtain regulatory approval for Kadimastem’s cell therapy candidates, the market may not understand or accept them. Kadimastem is developing cell therapy drug substances and product candidates that represent novel treatments and will compete with a number of more conventional products and therapies manufactured and marketed by others, including major pharmaceutical companies. The degree of market acceptance of any of its developed and potential products will depend on a number of factors, including:

●	the clinical safety and effectiveness of Kadimastem’s cell therapy drug candidates and their perceived advantage over alternative treatment methods, if any;

●	adverse events involving Kadimastem’s cell therapy product candidates or the products or product candidates of others that are cell-based; and

●	the cost of Kadimastem’s products and the reimbursement policies of government and private third party payers

If the health care community does not accept Kadimastem’s potential products for any of the foregoing reasons, or for any other reason, it could affect its sales, having a material adverse effect on Kadimastem’s business, financial condition and results of operations.

Even if Kadimastem obtains regulatory approval for a product candidate, its products will remain subject to ongoing regulatory oversight.

Even if Kadimastem obtains any regulatory approval for its product candidates, they will be subject to ongoing regulatory requirements for manufacturing (including manufacturing sites), labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that it receives for its product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing manufacturing site improvements and testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, manufacturing facility, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the BLA or foreign marketing application. If Kadimastem, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or Kadimastem, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If Kadimastem fails to comply with applicable regulatory requirements, a regulatory authority may:

●	issue an untitled letter or warning letter that Kadimastem is in violation of the law;

●	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve pending applications or supplements to applications;

●	restrict the marketing or manufacturing of the product;

●	seize or detain the products or require the withdrawal of the product from the market;

●	refuse to permit the import or export of the products; or

●	refuse to allow Kadimastem to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require it to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit Kadimastem’s ability to commercialize its product candidates and adversely affect its business, financial condition, results of operations and prospects.

International expansion of Kadimastem’s business exposes it to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, within Israel, the EU and Japan.

Other than Kadimastem’s headquarters and other operations which are located in Israel, it currently have limited international operations, but Kadimastem’s business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of its product candidates. Kadimastem plans to maintain research and development, manufacturing, development, and sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, within and outside of the United States, in Israel, Europe. and Japan. If Kadimastem’s products are approved for commercialization outside the United States, Israel, or the EU, Kadimastem will likely enter into agreements with third parties to market its drug substances in these additional global territories. Kadimastem expects that it will be subject to additional risks related to entering into or maintaining international business relationships, including:

●	different regulatory requirements for approvals of drug substances in foreign countries;

●	differing United States and foreign drug import and export rules, tariffs and other trade barriers;

●	reduced protection for intellectual property rights in foreign countries;

●	failure by Kadimastem to obtain regulatory approvals for the use of its products in various countries;

●	different reimbursement systems;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for its products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions or its anti-bribery provisions;

●	potential liability resulting from development work conducted by these distributors; and

●	business interruptions resulting from a local or worldwide pandemic, such as geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm its future international expansion and operations and, consequently, Kadimastem’s results of operations.

Even if any of Kadimastem’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Kadimastem’s products will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the EMA, FDA or other regulatory authority or agreed to by Kadimastem as part of a mandatory or voluntary risk management plan;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second,- or third-line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Kadimastem’s products are approved but do not achieve an adequate level of acceptance by physicians, third party payors and patients, Kadimastem may not generate sufficient revenue from the product, and Kadimastem may not become or remain profitable. In addition, its efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, Kadimastem may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If Kadimastem enters into arrangements with third parties to perform sales, marketing and distribution services for its products, the resulting revenues or the profitability from these revenues to it are likely to be lower than if Kadimastem had sold, marketed and distributed its products itself. If Kadimastem is unable to enter into such arrangements on acceptable terms or at all, Kadimastem may not be able to successfully commercialize any of Kadimastem’s product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, Kadimastem may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute its products effectively. If Kadimastem is not successful in commercializing its product candidates, either on Kadimastem’s own or through collaborations with one or more third parties, its future product revenue will suffer and Kadimastem may incur significant additional losses.

Even if Kadimastem is able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm its business.

Kadimastem’s ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for Kadimastem’s products may be difficult. Kadimastem cannot be certain if and when Kadimastem will obtain an adequate level of reimbursement for its products by third party payors. Even if it does obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. Kadimastem may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Kadimastem may not be able to successfully commercialize any product candidate for which Kadimastem obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Kadimastem’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Kadimastem’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Kadimastem’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drug substances vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of drug substances before they can be reimbursed. In many countries, the pricing review period begins after marketing or drug substances licensing approval is granted. In some foreign markets, prescription drug substances pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, Kadimastem might obtain marketing approval for drug substances in a particular country, but then be subject to price regulations that delay Kadimastem’s commercial launch of its products and technology, possibly for lengthy time periods, and negatively impact the revenues it is able to generate from the sale of drug substances in that country. Adverse pricing limitations may hinder Kadimastem’s ability to recoup its investment in one or more products and technology, even if its drug substances obtain marketing approvals. There can be no assurance that Kadimastem’s products and technology, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of Kadimastem’s drug substances are approved and it is found to have improperly promoted off-label uses of those products and technology, Kadimastem may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription of its products and technology, if approved. If Kadimastem is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If Kadimastem cannot successfully manage the promotion of its products and technology, if approved, Kadimastem could become subject to significant liability, which would materially adversely affect Kadimastem’s business and financial condition.

Kadimastem may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If Kadimastem is unable to comply, or have not fully complied, with such laws, it could face substantial penalties.

If Kadimastem obtains FDA approval for any of its product candidates and begin commercializing those products in the United States, its operations may be directly or indirectly through its customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing and education programs. In addition, Kadimastem may be subject to patient privacy regulation by both the federal government and the states in which it conducts its business. The laws that may affect its ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which contains provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like it that conduct clinical trials in the EU; Kadimastem anticipates that over time it may expand its business operations to include additional operations in the EU and with such expansion, it would be subject to increased governmental regulation in the EU countries in which it might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that Kadimastem’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Kadimastem’s operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to it, Kadimastem may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if Kadimastem becomes subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of Kadimastem’s operations. If any of the physicians or other healthcare providers or entities with whom Kadimastem expects to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that its business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Obtaining and maintaining regulatory approval of Kadimastem’s drug substances in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of Kadimastem’s drug substances in other jurisdictions. Kadimastem’s failure to obtain regulatory approval in foreign jurisdictions would prevent its drug substances from being marketed abroad, and any approval it is granted for Kadimastem’s drug substances in the United States would not assure approval of drug substances in foreign jurisdictions.

In order to market any products outside of the United States, Kadimastem must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if Kadimastem obtains and maintains regulatory approval of its product candidates in one jurisdiction, such approval does not guarantee that Kadimastem will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Kadimastem intends to charge for its products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

If Kadimastem, or any third parties with whom it works, fail to comply with regulatory requirements in the United States or international markets, or fail to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Kadimastem’s target market may be reduced and its ability to realize the full market potential of its products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in its failing to obtain regulatory approval to market Kadimastem’s current product candidates, which could significantly harm its business, results of operations and prospects.

Kadimastem’s market is subject to intense competition, which may result in others commercializing products before or more successfully. If Kadimastem is unable to compete effectively, its products may be rendered noncompetitive or obsolete, which may adversely affect its operating results.

The development and commercialization of new products is highly competitive. Kadimastem’s potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to its products or any future product candidate that Kadimastem may seek to develop or commercialize. Kadimastem’s competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than its products or any future product candidate it may develop, which could render any product candidates obsolete and noncompetitive. Kadimastem’s competitors also may obtain FDA or other marketing approval for their products before it is able to obtain approval for Kadimastem’s, which could result in competitors establishing a strong market position before it is able to enter the applicable market.

Many of Kadimastem’s potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than it does. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of Kadimastem’s competitors, which may adversely affect it.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with Kadimastem in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if Kadimastem enters the markets of its product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, Kadimastem may not achieve commercial success, or it may have to reduce its price in order to effectively compete, which would impact its ability to generate revenue, obtain profitability and adversely affect its operating results.

The major market players within the ALS and diabetes drug markets and Kadimastem’s primary competitors in the United States and abroad include among others Biogen and Mitsubishi Tanabe pharmaceuticals in the ALS domain and Vertex Therapeutics and Novo-Nordisk pharmaceuticals in the cell therapy for diabetes domain. Some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit its ability to introduce or effectively market and generate sales and capture market share.

Competition in the pharmaceutical industry is intense, and can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share, and additional working capital requirements. To succeed, Kadimastem must, among other critical matters, gain consumer acceptance for its products, as compared to other solutions currently available in the market. For example, since the currently accepted treatment for ALS is not substantially effective for its patients and for diabetes is lacking in effectiveness and does not cure the disease itself nor does it prevent long term complications, respectively, Kadimastem will need to invest resources in educating the medical community and consumers, and establish strategic collaborations before Kadimastem will be able to gain market acceptance for Kadimastem’s AstroRx® and/or IsletRx as a treatment in severe acute emergency situations. If Kadimastem’s competitors offer significant discounts on certain products and solutions, Kadimastem may need to lower its prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to Kadimastem’s prices and pricing policies could make it difficult to generate revenues or cause Kadimastem’s revenues to decline. Moreover, if Kadimastem’s competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that it may develop, Kadimastem may not convince its customers to use its products and solutions. Any such changes would likely reduce Kadimastem’s commercial opportunity and revenues potential and could materially adversely impact Kadimastem’s operating results.

Although Kadimastem has obtained orphan drug designation from the EMA for its product AstroRx®, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.

Kadimastem applied for and received designation from the FDA for AstroRx® for cell therapy for ALS treatment. Regulatory authorities in some jurisdictions, including the EU and United States, may designate drugs for relatively small patient populations as “orphan drugs.” In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug. In the United States, under the Orphan Drug Act the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States

The designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as its product candidates prior to Kadimastem’s product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances.

Although Kadimastem has obtained orphan drug exclusivity from the FDA for AstroRx®, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

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

Sales of Kadimastem’s approved products, if any, will be subject to the regulatory requirements governing marketing approval in the countries in which Kadimastem obtains regulatory approval, and where it plans to seek itself or with collaborators regulatory approval to commercialize its product candidates in North America, the EU and in additional foreign countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the U.S. by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by the FDA, EMA, or regulatory authorities in other countries. Approval procedures vary among jurisdictions and can be lengthy and expensive, and involve requirements and administrative review periods different from, and potentially greater than, those in the U.S., including additional pre-clinical studies or clinical trials. Even if Kadimastem’s product candidates are approved, regulatory approval for any product may be withdrawn by the regulatory authorities in a particular jurisdiction.

Even if a product is approved, the FDA, EMA or another applicable regulatory authority, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming post-approval commitments including clinical trials or onerous risk management activities, including REMS, in the U.S. as conditions of approval to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use. Elements to assure safe use can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. In many countries outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that Kadimastem intend to charge for a product is also subject to approval.

Regulatory authorities in countries outside of the U.S. and the EU also have their own requirements for approval of product candidates with which Kadimastem must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with such foreign regulatory requirements could result in significant delays, difficulties and costs for Kadimastem or its collaborators and could delay or prevent the introduction of its current and any future products, in certain countries.

If Kadimastem or its collaborators fail to receive applicable marketing approvals or comply with the regulatory requirements in international markets, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected.

If product liability lawsuits are brought against Kadimastem, it may incur substantial liabilities, even if Kadimastem has appropriate insurance policies, and it may be required to limit commercialization of its product candidates.

Kadimastem is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, it has no products that have been approved for marketing or commercialization; however, the use of its product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose it to liability claims. Product liability claims may be brought against Kadimastem or its partners by participants enrolled in its clinical trials, patients, health care providers, pharmaceutical companies, its collaborators or others using, administering or selling any of its future approved products. If Kadimastem cannot successfully defend itself against any such claims, it may incur substantial liabilities, even if Kadimastem has product liability or such other applicable insurance policies in effect. Kadimastem may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms.

Excessive insurance costs or uninsured claims would add to its future operating expenses and adversely affect its financial condition. As a result of such lawsuits and their potential results, it may be required to limit commercialization of its product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for its drug substances and product candidates;

●	termination of clinical trial sites or entire trial programs;

●	injury to its reputation and negative media attention;

●	product recalls or increased warnings on product labels;

●	withdrawal of clinical trial participants;

●	costs of to defend the related litigation;

●	diversion of management and its resources;

●	substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;

●	higher insurance premiums;

●	loss of initiation of investigations by regulators or other authorities; and

●	the inability to successfully commercialize its drug substances and product candidates, if approved.

Kadimastem’s inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops or acquires. Kadimastem intends to obtain product liability insurance covering its clinical trials. Although Kadimastem will maintain such insurance, any claim that may be brought against Kadimastem could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by its insurance or that is in excess of the limits of Kadimastem’s insurance coverage. Kadimastem’s insurance policies also have various exclusions, and it may be subject to a product liability claim for which Kadimastem has no coverage. Kadimastem may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Kadimastem may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to the Combined Company’s Business and Industry

The operations and commercialization of stem cell therapies is a new and integral part of the emerging regenerative medicine market, but the field remains in its infancy.

As with all new technologies, products, practices and solutions, there are inherit risks related to combined company’s industry and business.

The field of stem cell therapy is relatively new, and not yet widely adopted by the medical community, and because of that infancy, it may have an adverse effect on its ability to reach potential physicians that are skeptical of the benefits or have questions about the risks, and thus, the combined company may run into resistance in the marketing of its products and services. Stem cell therapies may be susceptible to various risks, including side effects, unintended immune system responses, inadequate therapeutic efficacy, and lack of acceptance by physicians, hospital, and the patients themselves.

The combined company’s experience and others have shown that physicians are historically slow to adopt new treatment methods based on new technologies, like the combined company’s, when existing and trusted methods continue to be supported by established practitioners. Overcoming these obstacles often requires significant marketing expenditures, product performance, cost cutting and/or decreased pricing. It believes the skepticism to be a significant barrier as the combined company’s attempts to gain market penetration with its products and services. Failure to achieve market acceptance of its products and services would have a material adverse effect on the combined company’s financial condition.

Additionally, part of the combined company’s success will depend on continuing to establish and maintain effective strategic partnerships and collaborations with its international partners, which may impose challenges, restrictions, and or financial impacts to its business.

As the combined company applies its business strategy of establishing and maintaining strategic relationships, it believes this will allow the combined company to expand and complement its products, training, support and commercialization capabilities. This the combined company believes will allow it to reduce costs with greater economies of scale, and leverage a greater source of market intelligence, with crucial meta data gathered of stem cell therapies applied to a full spectrum across global applications. Notwithstanding, there can be no assurances that the combined company will favorably maintain all current or successfully add new relationships to successfully advance its business.

The combined company’s likelihood of profitability depends on its ability to license and/or develop and commercialize its products based on its cell production technology, which is currently in the development stage. If the combined company is unable to complete the development and commercialization of its cell therapy products successfully, its likelihood of profitability will be limited severely.

The combined company is engaged in the business of developing cell therapy products. It has not realized a profit from its operations to date and there is little likelihood that the combined company will realize any profits in the short or medium term. Any profitability in the future from its business will be dependent upon successful commercialization of its potential cell therapy products and/or licensing of its products, which will require additional research and development.

The clinical manufacturing process for cell therapy products is complex and requires meeting high regulatory standards. Any delay or problem in the clinical manufacturing of its products may result in a material adverse effect on its business.

The clinical manufacturing process is complex, and the combined company has no experience in manufacturing the combined company’s product candidates at a commercial level. There can be no guarantee that it will be able to successfully develop and manufacture its product candidates in a manner that is cost-effective or commercially viable, or that its development and manufacturing capabilities might not take much longer than currently anticipated to be ready for the market. In addition, if the combined company fails to maintain regulatory approvals for its manufacturing facilities, it may suffer delays in its ability to manufacture it product candidates. This may result in a material adverse effect on its business.

If the combined company encounters problems or delays in the research and development of its potential cell therapy products, it may not be able to raise sufficient capital to finance its operations during the period required to resolve such problems or delays.

The combined company’s cell therapy products are currently in the development stage and it anticipate that it will continue to incur substantial operating expenses and incur net losses until it has successfully completed all necessary research and clinical trials. The combined company, and any of its potential collaborators, may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of its technology. The combined company’s research and development programs may not be successful, and its cell culture technology may not facilitate the production of cells outside the human body with the expected result. The combined company’s cell therapy products may not prove to be safe and efficacious in clinical trials. If any of these events occur, the combined company may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and it may not be able to raise capital to finance its continued operation during the period required for resolution of that issue. Accordingly, the combined company may be forced to discontinue or suspend its operations.

Any cell-based products that receive regulatory approval may be difficult and expensive to manufacture profitably.

Cell-based products are among the more expensive biologic products to manufacture. The combined company does not yet have sufficient information to reliably estimate the cost of commercially manufacturing any of its product candidates. Excessive manufacturing costs could make its product candidates too expensive to compete in the medical marketplace with alternative products manufactured by its competitors or might result in third party payors such as health insurers and Medicare, declining to cover its products or setting reimbursement levels too low for the combined company to earn a profit from the commercialization of one or more of its products.

The combined company’s future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

The combined company’s future success depends to a large extent on the continued services of members of Kadimastem’s current management including, in particular, Professor Michel Ravel, Chief Scientific Officer, and Dr. Kfir Molekandov, Kadimastem’s Vice President of Research and Development, Dr. Ariel Revel, Director of Medical Affairs, and Ronen Twito, Kadimastem’s Executive Chairman and CEO. Any of the combined company’s employees and consultants may leave the company at any time, subject to certain notice periods. The loss of the services of any of the combined company’s executive officers or any key employees or consultants may adversely affect its ability to execute its business plan and harm its operating results. The combined company’s operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on the combined company’s operations and financial performance.

Recruiting and retaining qualified scientific and clinical personnel and, if the combined company progresses the development of its product pipeline toward scaling up for commercialization, manufacturing and sales and marketing personnel, will also be critical to the combined company’s success. The loss of the services of its executive officers or other key employees could impede the achievement of its development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in its industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and the combined company may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. It also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the combined company’s relies on consultants and advisors, including scientific and clinical advisors, to assist the combined company in formulating its development and commercialization strategy. The combined company’s consultants and advisors may be employed by employers other than the combined company and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the combined company. If the combined company is unable to continue to attract and retain high quality personnel, its ability to pursue its growth strategy will be limited.

Certain debt agreements that the combined company may enter into may contain restrictions that may limit its flexibility in operating its business.

Future debt agreements that the combined company may enter into could limit its flexibility in operating its business. Documents governing such future indebtedness, or those in connection with additional capital raises, if any, may contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in these future debt agreements may include restrictions on, among other things, the combined company’s ability to:

●	create or permit to subsist any security interest over any of its assets;

●	sell, transfer or otherwise dispose of any or its receivables on recourse terms;

●	pay dividends;

●	buy back its own common shares;

●	incur or permit additional indebtedness;

●	merge or conduct any other corporate reconstruction; and

●	change the nature of its business.

The combined company’s ability to comply with these and other provisions of future debt agreements will depend on its future performance, which will be subject to many factors, some of which are beyond its control. The breach of any negative covenants in these future agreements could result in an event of default, as may be defined in such agreements, potentially leading to a default interest rate or immediate repayment of any borrowed amounts. These restrictive covenants, which may be included in future debt agreements, and any lack of compliance by the combined company could limit its flexibility in operating its business.

The use of any of the combined company’s product candidates could result in product liability or similar claims that could be expensive, damage its reputation and harm its business.

The combined company’s business exposes it to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and it faces financial exposure to product liability or similar claims if the use of any of its products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of its products might necessitate a product recall. Although the combined company plans to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, the combined company may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide it with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to the combined company, damage to its reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against the combined company in excess of, or outside of, its insurance coverage could have a material adverse effect on the combined company business, financial condition and results of operations.

Failure in its information technology systems, including by cybersecurity attacks or other data security incidents, could significantly disrupt the combined company’s operations.

The combined company’s operations depend, in part, on the continued performance of its information technology systems. The combined company’s information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Failure of its information technology systems could adversely affect its business, profitability and financial condition. Although the combined company has information technology security systems, a successful cybersecurity attack or other data security incident could result in the misappropriation and/or loss of confidential or personal information, create system interruptions, or deploy malicious software that attacks its systems. It is possible that a cybersecurity attack might not be noticed for some period of time. The occurrence of a cybersecurity attack or incident could result in business interruptions from the disruption of the combined company’s information technology systems, or negative publicity resulting in reputational damage with its shareholders and other shareholders and/or increased costs to prevent, respond to or mitigate cybersecurity events. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose the combined company or other third parties to regulatory fines or penalties, litigation and potential liability, or otherwise harm its business.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on the combined company’s business and reputation.

The collection and use of personal health data in the EU is governed by the provisions of the data protection derivative and the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that the combined company processes and the combined company intends to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect its business, financial condition, prospects, results of operations and reputation.

Risks Related to the Combined Company’s Reliance on Third Parties

The combined company’s reliance on third party expenses reimbursement related to its products by insurance companies, pursuant to eligibility criteria that may be changed, as well as fluctuations of indemnity amounts that may impair its ability to sell its products and may affect its business outcomes which are determined by both the Israeli government and by insurance companies.

The combined company’s activity is influenced by a policy of health insurers regarding its eligibility to participate and cover its expenses, or reimbursement, known in Israel as the “Healthcare Basket.” The degree of participation or coverage (full or partial) for the purchase of products or medical treatment developed or provided by it may affect its activities and the sales potential and business outcomes for the combined company. On the other hand, the recognition of medical insurers for the purchase of products or medical care that will be developed or provided by the combined company, for the purpose of reimbursing expenses, is expected to increase demand for its products and services in its target markets. The entitlement to reimbursement is determined from time to time by health insurance companies, both private insurance companies and public insurance companies, in accordance with considerations that go beyond the scope of the combined company’s influence. A change to the reimbursement criteria or non-confirmation of eligibility for expenses reimbursement related to its products, as well as fluctuations of indemnity amounts for substitute and complementary diagnostic tests may assist or impair its ability to sell the combined company’s products and may affect its business outcomes.

The combined company may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to its transport, storage and distribution operations, negatively impacting the costs related thereto.

The combined company’s operations are dependent upon uninterrupted transportation, storage and distribution of its products. Transportation, storage or distribution of its products could be partially or completely, temporarily or permanently shut down as the result of any number of circumstances that are not within its control, such as:

●	catastrophic events;

●	strikes or other labor difficulties;

●	disruption in the global supply chain, including container shortages;

●	war and other armed conflicts, such as the war in Israel and the war involving Russia and Ukraine; and

●	other disruptions in means of transportation.

Any significant interruption at the combined company’s distribution facilities, an inability to transport its products to or from these facilities, or to or from its domestic or foreign customers or suppliers, or an increase in transportation costs, for any reason, would materially adversely affect the combined company.

Because the combined company relies on internal and external logistics to transport its drug substances and products and medical related inventory throughout the United States to and from its research and development center and other development hubs in U.S. locations, it is subject to business risks and costs associated with the transportation industry. Many of these risks and costs are out of the combined company’s control, and any of them could have a material adverse effect on its business, financial condition, and results of operations.

The combined company relies on a combination of internal and external logistics to transport its drug substances, drug products and medical related inventory into and throughout the United States to and from its research and development center and other development hubs in U.S. locations. As a result, the combined company is exposed to risks associated with the transportation industry such as weather, traffic patterns, gasoline prices, shipping costs, foreign, and local and federal U.S. regulations, vehicular crashes, rising prices of transportation vendors, fuel prices, taxes, license and registration fees, insurance premiums, self-insurance levels, difficulty in recruiting and retaining qualified drivers, disruption of its technology systems, equipment supply, equipment quality, and increasing equipment and operational costs. Its failure to successfully manage its logistics and fulfillment process could cause a disruption in its inventory supply chain and distribution, which may adversely affect its operating results and financial condition.

The combined company relies on a limited number of suppliers or, in some cases, single suppliers, for some of its laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers on a cost-effective basis, or at all.

The combined company sources components of its technology from third parties and certain components are sole sourced. Obtaining substitute components may be difficult or require the combined company to re-design its products. Any natural or other disasters, such as wild fire, earthquake, acts of war or terrorism, shipping embargoes, labor unrest or political instability, failure in supply or other logistical channels, electrical outages or other reasons or similar events at its third-party suppliers’ facilities that cause a loss of manufacturing capacity or a reduction in the quality of the items manufactured would heighten the risks that the combined company faces. Changes to, failure to renew or termination of the combined company’s existing agreements or its inability to enter into new agreements with other suppliers could result in the loss of access to important components of the combined company’s tests and could impair, delay or suspend its commercialization efforts. Its failure to maintain a continued and cost-effective supply of high-quality components could materially and adversely harm its business, operating results, and financial condition.

The combined company relies on third parties to conduct its pre-clinical and clinical studies and perform other tasks for itself. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, the combined company may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

The combined company has relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for its ongoing pre-clinical and clinical programs. The combined company relies on these parties for execution of its pre-clinical and clinical studies, and control only certain aspects of their activities. Nevertheless, the combined company is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve it of its regulatory responsibilities. The combined company and its CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of its product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If the combined company or any of the combined company’s CROs or vendors fail to comply with applicable regulations, the clinical data generated in its clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require the combined company to perform additional clinical studies before approving its marketing applications. It cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical studies comply with GCP regulations. In addition, the combined company’s clinical studies must be conducted with product candidates which are produced under cGMP regulations. The combined company’s failure to comply with these regulations may require the combined company to repeat clinical studies, which would delay the regulatory approval process.

The combined company may not be able to secure and maintain research institutions to conduct its clinical trials.

The combined company relies on research institutions to conduct its clinical trials. Specifically, the limited number of centers experienced with cell therapy product candidates heightens its dependence on such research institutions. Its reliance upon research institutions, including hospitals and clinics, provides it with less control over the timing and cost of clinical trials and the ability to recruit subjects. If the combined company is unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, it may be unable to quickly replace the research institution with another qualified institution on acceptable terms. The combined company may not be able to secure and maintain suitable research institutions to conduct its clinical trials, which could have a material adverse effect on its business and prospects.

The combined company and its collaborators and contract manufacturers are subject to significant and ongoing regulation with respect to manufacturing its drug substances. The manufacturing facilities on which it relies may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to its product candidates. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of its product candidates that may not be detectable in final product testing. We, its collaborators or its contract manufacturers must supply all necessary documentation in support of an BLA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of the combined company’s contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of its collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of its product candidates or any of its other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of its product candidates or its other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. The combined company does not control the manufacturing process of, and are completely dependent on, its contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if the combined company’s contract manufacturer’s fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm its business.

Any collaboration arrangements that the combined company may enter into in the future may not be successful, which could adversely affect its ability to develop and commercialize its current and potential future product candidates.

The combined company may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of its current and potential future product candidates. It may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for the combined company as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. It will face, to the extent that the combined company decides to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. The combined company may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should the combined company so choose to enter into such arrangements. The terms of any collaborations or other arrangements that the combined company may establish may not be favorable to itself.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect the combined company financially and could harm its business reputation.

The combined company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Because the combined company relies on third parties to develop and manufacture its product candidates, the combined company must, at times, share trade secrets with them. It seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose its confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by the combined company’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that the combined company’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure would impair its competitive position and may have a material adverse effect on its business.

Risks Related to the Combined Company’s Intellectual Property

The combined company has filed multiple patent applications and have a limited number of issued patents. There can be no assurance that any of its patent applications will result in issued patents. As a result, the combined company’s ability to protect its proprietary technology in the marketplace may be limited.

The combined company has filed patent applications in countries worldwide. These applications cover a range of areas including: the U.S., EU, Israel and Japan. While several patent applications have been granted, several are still pending. Unless and until its pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of its patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what the combined company currently seeks. For a description of the combined company’s patent applications and intellectual property, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 4. Information on the Company — B. Business Overview — Kadimastem Business — Intellectual Property — Methods of Generating Glial and Neuronal Cells.”

The combined company’s proprietary position for its product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for the combined company’s product candidates will be any patents granted on the method of use and formulation. The combined company does not have patents or patent applications covering its products as a composition of matter (i.e., compound claims).

Composition of matter patent claims on the active pharmaceutical ingredient, or API, in pharmaceutical products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for the combined company’s targeted indications or uses for which it may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

There is no certainty that its pending or future patent applications will result in the issuance of patents.

The combined company’s success depends in part on its ability to obtain and defend patent and other intellectual property rights that are important to the commercialization of its products and product candidates. The degree of patent protection that will be afforded to its products and processes in the U.S. and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts, administrative bodies and lawmakers in these countries. The combined company can provide no assurance that it will successfully obtain or preserve patent protection for the technologies incorporated into its products and processes, or that the protection obtained will be of sufficient breadth and degree to protect its commercial interests in all countries where it conducts business. If the combined company cannot prevent others from exploiting its inventions, it will not derive the benefit from them that it currently expects. Furthermore, the combined company can provide no assurance that its products will not infringe patents or other intellectual property rights held by third parties.

In Europe, for example, there is uncertainty about the eligibility of human embryonic stem cell subject matter for patent protection. The European Patent Convention, or EPC, prohibits the granting of European patents for inventions that concern “uses of human embryos for industrial or commercial purposes.” A recent decision at the Court of Justice of the European Union interpreted parthenogenetically produced human embryonic stem cells as patentable subject matter. Consequently, the European Patent Office now recognizes that human pluripotent stem cells (including human embryonic stem cells) can be created without a destructive use of human embryos as of June 5, 2003, and patent applications relating to human embryonic stem cell subject matter with a filing and priority date after this date are no longer automatically excluded from patentability under Article 53 (a) EPC and Rule 28(c) EPC.

Even if the combined company will issue patents, because the patent positions of pharmaceutical and/or biotech products are complex and uncertain, the combined company cannot predict the scope and extent of patent protection for its product candidates.

Any patents that may be issued to it will not ensure the protection of the combined company’s intellectual property for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other drug substances including identical or similar products and technology;

●	if the combined company is not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which the combined company is not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing, now or in the future, in the patent landscape for PBI products, or any other product candidates that the combined company seeks to commercialize or develop, if any, that will affect Kadimastem’s freedom to operate;

●	if the combined company’s patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe the combined company’s patents;

●	the combined company’s patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if the combined company encounters delays in its development or clinical trials, the period of time during which it could market its products under patent protection would be reduced.

Obtaining and maintaining the combined company’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and the combined company’s patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, the combined company’s competitors might be able to enter the market, which would have a material adverse effect on its business.

The combined company may not be able to enforce its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States and Israel can be less extensive than those in the United States and Israel. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Israel. Consequently, the combined company may not be able to seek to prevent third parties from practicing its inventions in all countries outside the

United States and Israel, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors, for example, may use the combined company’s technologies in jurisdictions where Kadimastem have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where it has patents, but enforcement is not as strong as that in the United States and Israel.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to drug substances and product candidates and biopharmaceutical and biotechnology products, which could make it difficult for the combined company to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. To date, the combined company have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce the combined company’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against the combined company. The combined company may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, the combined company and its licensors may have limited remedies if patents are infringed or if it or its licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit its potential revenue opportunities. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

If the combined company is unable to maintain effective proprietary rights for its product candidates, it may not be able to compete effectively in its markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, it has relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that the combined company elects not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. The combined company seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. It also seeks to preserve the integrity and confidentiality of its data, trade secrets and intellectual property by maintaining physical security of its premises and physical and electronic security of its information technology systems. Agreements or security measures may be breached, and the combined company may not have adequate remedies for any breach. In addition, the combined company’s trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

The combined company cannot provide any assurances that its trade secrets and other confidential proprietary information will not be disclosed in violation of its confidentiality agreements or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of its trade secrets and intellectual property could impair its competitive position and may have a material adverse effect on its business. Additionally, if the steps taken to maintain its trade secrets and intellectual property are deemed inadequate, it may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that the combined company is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of its business.

The combined company’s commercial success depends upon its ability to develop, manufacture, market and sell its platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the drug substances and product candidates and pharmaceutical industries. While no such litigation has been brought against it and the combined company has not been held by any court to have infringed a third party’s intellectual property rights, the combined company cannot guarantee that its technology or use of its technology does not infringe third-party patents. It is also possible that it has failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering its technology could have been filed by others without its knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover the combined company’s technology.

The combined company may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against the combined company based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If the combined company is found to infringe a third party’s intellectual property rights, the combined company could be required to obtain a license from such third party to continue developing and marketing its technology. However, the combined company may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of its products or lead to prohibition of the manufacture or sale of products by it. Even if the combined company were able to obtain a license, the combined company could be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. The combined company could be forced, including by court order, to cease commercializing the infringing technology. In addition, the combined company could be found liable for monetary damages, including treble damages and attorneys’ fees if the combined company is found to have willfully infringed a patent. A finding of infringement could prevent the combined company from commercializing its technology or force the combined company to cease some of its business operations, which could materially harm the combined company’s business. Claims that the combined company has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

The combined company may be subject to claims challenging the inventorship of its patents and other intellectual property.

The combined company may be subject to claims that former employees, collaborators or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, the combined company may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If the combined company fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on its business. Even if it is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, the combined company may receive less revenue from future products if any of its employees successfully claim for compensation for their work in developing the combined company’s intellectual property, which in turn could impact the combined company’s future profitability.

Under applicable employment laws, the combined company may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of its former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with it.

The combined company generally enters into non-competition agreements with its employees and certain key consultants. These agreements prohibit employees and certain key consultants, if they cease working for the combined company, from competing directly with it or working for its competitors or clients for a limited period of time. The combined company may be unable to enforce these agreements under the laws of the jurisdictions in which the combined company’s employees work and it may be difficult for it to restrict its competitors from benefitting from the expertise its former employees or consultants developed while working for it. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If the combined company cannot demonstrate that such interests will be harmed, it may be unable to prevent its competitors from benefiting from the expertise of its former employees or consultants and its ability to remain competitive may be diminished.

In addition, under Israeli law, if the combined company wishes to obtain ownership over inventions developed by its employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, the combined company is required to compensate the employee for the rights to their respective inventions. There can be no guarantee that the combined company will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on its operations and ability to effectively compete.

Risks Related to Israeli Law and its Operations in Israel

Potential political, economic and military instability in the State of Israel, where its headquarters, members of its management team, its production and research and development facilities are located, may adversely affect its results of operations.

The combined company’s executive offices, research and development laboratories and manufacturing facility are located in Ness-Ziona, Israel. In addition, the majority of its key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect its business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, including Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect its operations and results of operations and the market price of its Common Shares.

Conditions in the Middle East and in Israel, where its research and development facilities are located, may harm its operations.

The combined company’s office where the combined company conducts its research and development, operations, sales outside the Americas, and administration activities, is located in Israel. Many of the combined company’s employees are residents of Israel. Most of the combined company’s executive officers and directors are residents of Israel. Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Moreover, both Hamas and Hezbollah are designated as terrorist organizations by the United States, the European Union, Canada, and Israel, reinforcing the international consensus on their use of terror tactics and destabilizing activities. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and Hezbollah and these terrorist organizations in parallel continued rocket and terror attacks. As of May 15, 2025, the ceasefire with Hamas that had been in place since January 2025 has ended and hostilities have resumed. Other regional hostilities, since October 7, 2023, concurrently became more pronounced. This includes and has included a northern front war between Israel and Hezbollah, which as of May 15, 2025 is subject to a ceasefire between Israel and Lebanon, hostilities between Israel and Iran, and a continued conflict between Israel and the Houthi Movement in Yemen, which have included strikes against Israel and subsequent retaliation by Israel. Iran is also believed to be developing nuclear weapons and to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and the combined company.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service. As of the date of this annual report, the combined company has not been impacted by any absences of personnel at its service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from the combined company for an extended period of time may materially and adversely affect its business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, the combined company’s operations have not been adversely affected by this situation, and it has not experienced any material disruptions to its operations. The combined company has the ability, if necessary, to shift its manufacturing from Israel to other countries where it has business partners, and it have not had customers in Israel in the last year. However, the intensity and duration of the war in the Middle East is difficult to predict at this stage, as are such war’s economic implications on the combined company’s business and operations and on Israel’s economy in general. if the war in the other fronts, such as Lebanon, Syria and the West Bank expands further, the combined company’s operations may be adversely affected.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the combined company’s results of operations and could make it more difficult for the combined company to raise capital. Parties with whom the combined company does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the combined company to make alternative arrangements when necessary in order to meet the combined company’s business partners face to face. In addition, the political and security situation in Israel may result in parties with whom the combined company has agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on the combined company’s operating results, financial condition or the expansion of its business.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the combined company’s operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which the combined company’s employees and some of its consultants are located, and negatively affected business conditions in Israel.

The combined company’s commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the combined company cannot assure you that this government coverage will be maintained. Any losses or damages incurred by the combined company could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm the combined company’s results of operations.

Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover the combined company’s potential damages. Any losses or damages incurred by the combined company could have a material adverse effect on the combined company’s business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm the combined company’s results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by certain countries, activists and organizations to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact the combined company’s ability to collaborate with other third parties.

Additionally, political conditions within Israel may affect the combined company’s operations. Many citizens and groups have responded strongly against the Israeli government’s pursuit of judicial reform. To date, these initiatives have been substantially put on hold. Actual or perceived instability in Israel or any negative changes in the political environment may individually or in the aggregate adversely affect the combined company.

Finally, political conditions within Israel may affect the combined company’s operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the combined company’s business, financial condition, results of operations and growth prospects.

Exchange rate fluctuations between the U.S. Dollar and New Israeli Shekels, or NIS, may negatively affect the combined company’s earnings and could adversely affect its results of operations.

The combined company incurs expenses in NIS, U.S. dollars, and Euros, but the combined company’s financial statements are denominated in NIS as its financial currency. Accordingly, the combined company faces exposure to adverse movements in currency exchange rates. Accordingly, the combined company faces exposure to adverse movements in the currency exchange rate of the NIS against these foreign currencies, which may have a negative effect on its revenue and costs. If the NIS weakens against any of these currencies, the translation of these foreign currency denominated transactions will result in decreased revenue in NIS. Changes in currency exchange rates may have a negative effect on its financial results.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase the combined company’s costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. The combined company may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to it. If it qualifies for such benefits and programs and fail to meet the conditions thereof, the benefits could be cancelled and it could be required to refund any benefits it might already have enjoyed and become subject to penalties. Additionally, if the combined company qualifies for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on the combined company’s financial condition and results of operations.

The combined company may be required to pay monetary remuneration to its Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

The combined company enters into agreements with its Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by the combined company or are assigned to it, depending on the jurisdiction, without the employee retaining any rights. A portion of the combined company’s intellectual property has been developed by its Israeli employees during their employment for it. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions. Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although the combined company’s Israeli employees have agreed that the combined company exclusively own any rights related to their inventions, the combined company may face claims demanding remuneration in consideration for employees’ service inventions. As a result, the combined company could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such claims, which could negatively affect the combined company’s business.

The combined company received Israeli government grants for certain of its research and development activities, the terms of which may require it to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If the combined company fails to satisfy these conditions, it may be required to pay penalties and refund grants previously received.

The combined company’s research and development efforts have been financed in part through royalty-bearing grants that it received from the Israel Innovation Authority, or the IIA. The combined company is further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. The combined company may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits the combined company to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, the combined company’s research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and availability of similar services in Israel and other factors. These restrictions and requirements for payment may impair its ability to sell, license or otherwise transfer its technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to the combined company’s shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that the combined company are required to pay to the IIA.

The combined company may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for its products.

The combined company have non-competition agreements with all of its employees, all of which are governed by Israeli law. These agreements prohibit the combined company employees from competing with or working for its competitors. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If it is not able to enforce non-compete covenants, it may be faced with added competition.

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

We are an EGC. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We could remain an EGC for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

Agreement and Plan of Merger with Kadimastem

On November 4, 2024, the Company, Merger Sub and Kadimastem entered into the Merger Agreement, pursuant to which (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) at the effective time of the Merger, or the Effective Time, each issued and outstanding Kadimastem Ordinary Share, will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares as calculated in accordance with the terms of the Merger Agreement, or the Exchange Ratio. The initial Exchange Ratio fully diluted share split resulted in Kadimastem shareholders holding approximately 85% of the issued and outstanding common shares, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries including Quilience and Nolazol, but other than the Company’s Dual Orexin Agonist platform, or such assets to be disposed, the Legacy Assets. It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrantholders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of the CVR Agreement, subject to the adjustments set forth therein.

At the Effective Time, each:

●	Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable Common Shares equal to the Exchange Ratio;

●	option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase Common Shares in accordance with the terms of the Merger Agreement; and

●	each Common Share issued and outstanding immediately prior to the Effective time, and each Common Share acquirable upon the exercise of outstanding warrants and pre-funded warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right, or CVR, pursuant to the terms of the Merger Agreement and the CVR Agreement.

In addition, several convertible loans issued to Kadimastem will be converted into equity securities of Kadimastem upon Closing, including (1) a loan to the Company from certain lenders, including Alpha Capital Anstalt, in the amount of $1.7 million; and (2) a loan from Michel Revel in the amount of NIS 3.4 million. Under the Merger Agreement, any shareholder receiving common shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall be issued instead pre-funded warrants exercisable for a number of common shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the common shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the Company’s board of directors, or the Board, and Kadimastem’s board of directors and shareholders. The Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

The Merger Agreement contains representations, warranties and covenants by the Company, Merger Sub, and Kadimastem that are customary for a transaction of this nature, including among others, covenants regarding the conduct of the Company’s business during the pendency of the transactions contemplated by the Merger Agreement, the conduct of Kadimastem’s business during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and the use of reasonable best efforts to make all filings required by governmental entities following the execution of the Merger Agreement. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, their reasonable best efforts to consummate the Merger.

The Merger Agreement contains closing conditions that are customary for a transaction of this nature, including the requirement for approval by the shareholders of each of Kadimastem and the Company. The Merger has been approved by the shareholders of Kadimastem and is expected to be voted upon by the shareholders of the Company. In addition, the Merger Agreement requires the Company to have paid off, redeemed or satisfied all of its trade and vendor payables, and all of its debts to its officers, directors and shareholders. The Merger Agreement requires the Company to have at least $600,000 in cash at the Closing and requires Kadimastem to have at least $3,500,000 in cash at the Closing, in each case subject to adjustments as set forth in the Merger Agreement.

The Exchange Ratio will be determined based on a formula that is expected to result in the number of issued and outstanding Kadimastem Ordinary Shares (calculated on a fully-diluted basis, inclusive of Kadimastem Ordinary Shares resulting from the conversion of Kadimastem’s equity awards) being exchanged for that certain number of newly issued Common Shares that will equal 85% of all issued and outstanding shares (calculated on a fully-diluted basis, inclusive of Kadimastem’s equity awards assumed by NLS), subject to the adjustments as set forth in the Merger Agreement, including: (i) the amount of any proceeds received by NLS in connection with the sale of Common Shares to investors introduced to NLS by Kadimastem or its representatives, in each case during the period following the Signing Date (as defined in the Merger Agreement) up to and including the Closing (as defined in the Merger Agreement), or the Investment Proceeds Adjustment, (ii) the amount by which NLS’s estimate of its cash at the Closing differs from the target of $600,000, subject to the Investment Proceeds Adjustment, (iii) the amount by which NLS’s estimate of its indebtedness at the Closing differs from the target of $0, and (iv) the amount by which Kadimastem’s estimate of its cash at the Closing differs from the target of $3,500,000, subject to the Investment Proceeds Adjustment. Based on the cash proceeds from the Company’s recent financing transactions dated October 2024 through March 2025 (approximately $5.7 million mostly from investors introduced to NLS by Kadimastem, which satisfy the Investment Proceeds Adjustment) (see “Item 5. Operating and Financial Review and Prospects — Components of Operating Results — Recent Financing Agreements”) the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders.

The Merger Agreement includes covenants requiring the Company and its representatives not to (i) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than Kadimastem or any of its affiliates or any of its representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Company’s directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (iii) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (iv) otherwise resolve to do any of the foregoing.

Notwithstanding these restrictions, the Company may under certain circumstances provide information to and engage in discussions or negotiations with third parties with respect to an acquisition proposal that the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to constitute or lead to a Parent Superior Proposal (as defined in the Merger Agreement). In addition, the Board is permitted, subject to the terms and conditions set forth in the Merger Agreement, to make a Parent Adverse Recommendation Change (as defined in the Merger Agreement).

The Merger Agreement contains customary termination rights for each of the Company and Kadimastem. On January 30, 2025, the Merger Agreement was amended such that the amended Merger Agreement includes the right of the Company and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before April 30, 2025, which outside date can be further extended by mutual agreement. On May 5, 2025, the Merger Agreement was further amended to further extend the outside date to June 30, 2025. The Merger Agreement also provides that the Company shall pay to Kadimastem a termination fee of $10,000,000 plus the Company Operating Expenses (as defined in the Merger Agreement), up to a maximum of $250,000 per month beginning July 28, 2024, and the Transaction Expenses (as defined in the Merger Agreement) if the Company terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

For a more comprehensive discussion of the risks related to the Merger, please see under the section “Risk Factors - Risks Related to the Merger.”

Contingent Value Right Agreement

Prior to the Closing, the Company will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into support agreements, each, a Support Agreement with certain shareholders and of the Company, or the Supporting Persons, covering approximately 40% of the outstanding Common Shares as of January 31, 2025. Pursuant to the Support Agreements, each Supporting Person has agreed, among other things, to vote its Common Shares, and any other voting securities such Supporting Person might hold, in favor of (A) (i) the issuance of Common Shares equal to the required number of Common Shares to serve as the Merger Consideration, and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing holders of Common Shares, for the purpose of making available the required number of Common Shares to serve as the Merger Consideration, and (B) any proposal to adjourn or postpone the shareholder meeting called to vote upon resolutions (A)(i) and (ii) to a later date if there are not sufficient votes to approve resolutions (A)(i) and (ii). The Support Agreement will terminate upon the earliest to occur of (a) the date that the Shareholder Resolutions (as defined in the Support Agreements) are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of the Support Agreement by the Company to the Supporting Person, and (d) 365 days from the Effective Date (as defined in the Support Agreements).

In 2024, 2023 and 2022 our capital expenditures amounted to $0, $0, and $0, respectively. Our current capital expenditures are primarily for software and office furniture substantially all in Switzerland, and we expect to finance these expenditures primarily from cash on hand.

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

Nearly all patients diagnosed with narcolepsy require lifelong treatment to combat the daily and debilitating symptoms, yet, most continue to suffer because a large portion remain undiagnosed and/or because of inadequate treatments. One FDA approved medication for both EDS and cataplexy associated with narcolepsy, sodium oxybate franchise (Xyrem/Xywav), although marketed with significant limitations impeding its use, generated revenues of over $2.0 billion in 2022 according to Jazz Pharmaceuticals’ 2022 full year financial results issued on March 1, 2023. On October 15, 2024, CoherentMI published a report titled “Narcolepsy Market Outlook 2024–2031,” which estimated that the global narcolepsy market would be valued at approximately US$ 2.53 billion in 2024, and projected it would grow to US$ 4.68 billion by 2031, reflecting a CAGR of 9.3% over the forecast period.

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

The patent has a term that expires no earlier than April 2037. Based on its current clinical development plans to obtain regulatory approval, we intend to list the patent in FDA Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book, if it receives market approval.

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

Given the success of our Phase 2 clinical trial, we intend to commence two identical, placebo-controlled Phase 3 trials in adult patients with narcolepsy type 1. On March 29, 2023, we met with the FDA for an end of Phase 2 meeting. On May 2, 2023, we announced that the FDA provided authorization to proceed with the Phase 3 clinical program (AMAZE) for Mazindol ER. In July 2023, we announced that the first Phase 3 clinical trial protocol received approval from the independent IRB. The AMAZE Program encompasses two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy. Along with IRB approval and the green light from the FDA, NLS has retained a CRO and has enrolled a number of sites for phase 3 studies. Once suitable capital has been secured, we expect the phase 3 program to commence as the sites are ready to begin enrolling patients.

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

In January 2023, we announced a technology patent grant covering Mazindol ER for treatment of ADHD and IH in Hong Kong. In October 2024, we announced our patent grant covering Mazindol ER for the treatment of heroin dependence in Japan. This further supports our global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe & Canada.

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

ADHD Overview and Market Opportunity

ADHD is a chronic neurodevelopmental disorder affecting children, adolescents and adults and is characterized by an ongoing pattern of inattention and/or hyperactivity-impulsivity and is associated with clinically significant impairments in executive functioning. In addition, ADHD is one of the most commonly diagnosed neurodevelopmental disorders in school-age children and it often persists into adulthood. It is characterized by symptoms of inattention and/or hyperactivity-impulsivity, and affects cognitive, academic, behavioral, emotional, and social functioning. An estimated 8.4% of children and 5% of adults in the United States have a current diagnosis of ADHD, and if left untreated can lead to poor occupational and psychosocial outcomes. According to a report published by Global Market Insights on December 17, 2024, the global ADHD market was valued at $15.8 billion in 2023 and is projected to grow at a CAGR of over 5.1% from 2024 to 2032. Furthermore, based on a report by Grand View Research, Inc., ADHD is the 12th most prevalent therapeutic indication for dispensed prescriptions and is predicted to grow at a 6.4% compounded annual growth rate until 2030. Despite CII classification and black box warnings and safety liabilities, Vyvanse, Takeda’s branded ADHD medication, generated approximately $3.01 billion in global sales during fiscal year 2023, which ended on March 31, 2024. In August 2023, Vyvanse lost market exclusivity in the United States, resulting in the introduction of multiple generic alternatives. This loss of exclusivity contributed to a decline in sales, and Takeda has projected a further decrease of approximately 47% in Vyvanse revenue for fiscal year 2024 due to increased generic competition.. Furthermore, based on a report from LifeSci Capital, it is estimated that CNS stimulants - amphetamine and methylphenidate containing products, represent approximately 90% of all ADHD drug sales.

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

The Centers for Disease Control and Prevention, or the CDC, reported that 6.1 million, or 9.4%, of children and adolescents in the United States have ever been diagnosed with ADHD and 5.4 million, or 8.4%, have a current diagnosis, and 62% take medication, while 47% receive behavioral therapy and 23% receive no treatment at all. According to the CDC’s 2022 National Survey of Children’s Health, approximately 1 in 9 U.S. children (11.4%, or 7.1 million) have been diagnosed with ADHD at some point, and 10.5% (6.5 million) currently have the condition. Among those with current ADHD, 58.1% have moderate or severe symptoms, and 77.9% have at least one other co-occurring disorder. Roughly half (53.6%) are being treated with medication, while nearly one-third are not receiving any ADHD-specific treatment at all. In terms of treatment, 53.6% were receiving medication, 44.4% had received behavioral therapy in the past year, and nearly one-third (30.1%) were not receiving any ADHD-specific treatment. Between 2016 and 2022, the number of U.S. children diagnosed with ADHD increased by more than one million, reflecting a significant rise in prevalence.. Additionally, ADHD is the second most impactful condition affecting children and adolescent health in the United States, as measured by the Blue Cross Blue Shield Health Index, and children diagnosed with ADHD struggle with paying attention, controlling impulses and being overly active. Social skills in children with ADHD often are significantly impaired. Problems with inattention may limit opportunities to acquire social skills or to attend to social cues necessary for effective social interaction, making it difficult to form friendships. Hyperactive and impulsive behaviors may result in peer rejection. The negative consequences of impaired social function, such as poor self-esteem, increased risk for depression and anxiety, may be long standing.

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

Aexon CNS Platform

Aexon conducts research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Eric Konofal, MD, PhD, who works under a part-time consulting agreement for us as our Chief Scientific Officer, is the president and founder of Aexon, and owns 59% of Aexon. Alexander Zwyer, our Chief Executive Officer, owns 35% of Aexon. Mr. Zwyer holds no board or executive position at Aexon.

On March 20, 2024, we announced that we entered into an exclusive worldwide license agreement with Aexon, a privately held Delaware corporation, under which we acquired full global development and commercialization rights to Aexon’s Dual Orexin Receptor Agonists platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This license agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist platform that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. NLSP has plans to initiate proof-of-concept preclinical development following the Merger, subject to sufficient funding.

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

Exclusive License Agreement with Eurofarma

In February 2019, we entered into a License Agreement with Eurofarma Laboratorios S.A., or Eurofarma and the EF License Agreement, which provided Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to our patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement is in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances. Pursuant to the terms of the EF License Agreement, we are responsible for obtaining regulatory approval to market and commercialize Nolazol in the United States and Eurofarma was responsible for obtaining regulatory approval in South America; provided, however, that Eurofarma would inform us of any additional information that regulators in Latin America may require in order to seek marketing authorization which otherwise may not be required by the FDA, or the Supplemental U.S. Data.

Upon the execution of the EF License Agreement, Eurofarma paid us $2.5 million. In accordance with the EF License Agreement, we were also entitled to receive milestone payments as well as royalties from Eurofarma. The EF License Agreement was terminated on August 28, 2024, effective as of September 30, 2024. It was mutually agreed that neither party has any claims against the other in relation to the Agreement or its termination. Consequently, the deferred revenues amounting to $2,500,000 was realized as of the termination date.

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

Intellectual Property

We have developed a robust patent portfolio of over 100 patents in over 14 countries including the United States, Canada, Australia, China and Japan, and other European and Latin American countries. Our patent portfolio for Quilience and Nolazol currently includes issued patents in the United States and Europe covering the use of mazindol for treatment of ADHD and patent applications filed in major countries to protect our proprietary controlled release formulation (Notice of Allowance recently received for Europe and Canada) for treatment of ADHD and narcolepsy. Mazindol ER has been grated a formulation patent in the United States, European Union and other countries, providing protection through March 2037. One of our patents in the United States covering the use of mazindol for the treatment of ADHD received patent term adjustment, thereby extending the patent term of such patent to August 2028. Additionally, we received patent approval in Hong Kong covering the use of mazindol for the treatment of ADHD. This patent is expected to expire no earlier than 2037. We have successfully launched NPP and secured additional patent grants, that coupled with successfully entering into other expedited development programs, could allow Quilience to reach the market and patients sooner. This further supports our global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe & Canada. Such patents pertain to technology, mechanism of action and application for: (i) sleep disorders, including narcolepsy, idiopathic hypersomnia and Kleine-Levin syndrome, (ii) ADHD, (iii) neurodegenerative diseases including Lewy body disease, Parkinson’s and Alzheimer’s, and (iv) treatment of CNS indications associated with sleep disorders.

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

Kadimastem Business

Kadimastem is a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of human embryonic stem cells, or hESCs, into functional cells.

Kadimastem’s vision is to:

●	Replace, restore and repair the functionality of diseased and malfunctioning cells in various degenerative diseases by transplantation of healthy and functional cells; and

●	Commercialize its proprietary cell lines optimized for both the cure of diabetes and the treatment of ALS, and other neurodegenerative diseases.

Kadimastem is primarily developing two products:

1.	AstroRx®, Kadimastem’s lead product, which is an off-the-shelf cryopreserved cell therapy product in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications. AstroRx® is comprised of fully differentiated astrocytes, which are mainly cells that support the CNS.

2.	IsletRx is Kadimastem’s treatment for diabetes. IsletRx is comprised of functional, insulin and glucagon producing and releasing pancreatic islet cells, intended to treat and potentially cure patients with Type 1 diabetes and possibly Type 2 insulin dependent diabetes.

Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is currently listed on the TASE (TASE: KDST).

Kadimastem Overview

Kadimastem is a clinical stage biotechnology company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. Kadimastem operates in the field of development of cell therapy, regenerative medicine, for the treatment of, among others, ALS, an incurable disease, for which Kadimastem received an orphan drug designation status from the FDA, as well as cell therapy in the field of regenerative medicine for the treatment of diabetes, a disease that affects hundreds of millions of people worldwide, and its product has the potential to provide a cure for the disease. Kadimastem intends to be a leading company in the field of regenerative medicine products for the treatment of neurodegenerative diseases and a cure for diabetes.

Kadimastem is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, moving away from the traditional curative therapies. The technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapy is scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, Kadimastem uses pluripotent cells (e.g. embryonic stem cells — hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under Good Manufacturing Practices, or GMP, guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. Kadimastem developed a new process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, unlike other technologies which transplant immature precursor cells. Thus, Kadimastem believes that its process will markedly enhance the efficiency of the treatment. The transplantation of immature cells depends on exact signals from the surrounding tissues to support their maturation into functional cells. This process in vivo cannot be controlled, and as such the outcome of such is variable. In contrast, mature cells are ready to use and do not require specific signals to confer their function. Furthermore, we have observed, based on our data, that the transplantation of these mature cells enhances treatment. Furthermore, we have observed, based on our data, that the transplantation of these mature cells slows disease progression. In NCT0348205010 phase 1/2a clinical trial, 10 ALS patients were injected with AstroRx® and as a result, in the first three months post treatment the disease progression was slowed significantly (study outline is described below beginning on page 129).

Kadimastem implements a technological platform that uses pluripotent stem cells, or PSCs, either embryonic stem cells and/or induced pluripotent stem cells for the development and production of various active cells as off-the-shelf products for the treatment of a wide range of diseases. Its technological platform includes processes for the development, production and biobanks of cells at various stages of differentiation. As of the date of this annual report, Kadimastem focuses on the development of cell therapy products in the field of regenerative medicine for the treatment of various diseases with an emphasis on (a) treatment and/or cure of neurodegenerative diseases of the CNS, with the purpose of finding a treatment for ALS, and (b) development of a cure for Type 1 diabetes and possibly in the future, for Type 2 diabetic patients which are insulin dependent.

Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

Below is a discussion on Kadimastem’s two primarily drug products, AstroRx®, for the treatment for ALS, and IsletRx, for the treatment of diabetes.

AstroRx® — Development of a Drug for the Treatment of Neurodegenerative Diseases (With an Emphasis on ALS)

Development of Cell Therapy in the Field of Regenerative Medicine for Patients with Neurodegenerative Diseases

Neurodegenerative diseases are degenerative diseases of the CNS. These diseases are characterized by massive mortality of neurons. The prevention of neurodegeneration represents one of today’s most significant unmet medical needs. The development of therapies that preserve neuron health present unique challenges, including an imperfect understanding of underlying biology and a lack of translation of activity observed in preclinical studies to results in clinical trials. Kadimastem believes that currently approved therapies for many neurodegenerative diseases are generally only symptom modifying and have demonstrated limited efficacy. Accordingly, Kadimastem believes there remains an urgent need for novel approaches to address most neurodegenerative diseases, especially for progressive and severe conditions such as ALS.

Currently, there are no FDA approved-treatments to stop the disease’s progression or prevent onset. There are two FDA-approved treatments which attempt to slow ALS progression; Riluzole and Radicava. There are a number of ongoing trials examining potential treatments for ALS.

ALS is a multifactorial disease and therapeutic approaches should consider the multiplicity of pathophysiological mechanisms that underlie motor neuron, or MN, degeneration in this disease. Though MNs are the main affected cells in the disease, there is involvement of malfunctioning astrocytes in the pathogenesis and progression of ALS. This notion supports the rationale that transplantation of healthy human astrocytes into the CNS of ALS patients may compensate for the malfunctioning astrocytes and rescue remaining MNs by supply supportive factors, clues and functions. The product AstroRx® is composed of healthy human astrocytes derived from hESCs which allows ready scale-up of large numbers of donor cells. AstroRx® cells are manufactured in compliance with GMP guidelines. Once manufactured, the cells are resuspended in PlasmaLyte A (a physiological solution) to formulate the AstroRx® product. The product is loaded into a syringe and delivered to the physician at point-of-care for intrathecal injection, or IT injection, into the CSF of ALS patient following minimally invasive lumbar puncture, or LP.

Kadimastem’s Solution

The cell therapy Kadimastem is developing to treat ALS, AstroRx®, is based on the transplantation of allogeneic glial cells (mainly cells that support the CNS, or astrocytes) that have differentiated from pluripotent stem cells, thereby returning to the recipient the motoneuron-supporting environment. It is assumed that this procedure will moderate the mortality rate of the neurons, and maybe even stop it, so that the quality of life and life expectancy of the patients will improve. Astrocyte function in neuronal support is also impaired in other neurodegenerative diseases such as multiple sclerosis, progressive multiple sclerosis, frontotemporal dementia, or FTD, Alzheimer’s, Parkinson’s and glaucoma.

Mechanism of Action: AstroRx® was demonstrated to promote neuroprotection and to maintain homeostasis through several mechanisms including reuptake of excessive glutamate, neutralizing oxidative stress, immunomodulation and secretion of a variety of potent neurotrophic factors. For example, disruption of the astrocytic TNFR1 — GDNF axis accelerates MN degeneration and disease progression, as the levels of the protective agents for MNs, glial-derived neurotrophic factor, are reduced. AstroRx® were tested in vitro, in vivo (animal studies) and on human subjects, as described in the following peer reviewed papers:

PMID: 36788520: Safety and efficacy of first-in-man intrathecal injection of human astrocytes (AstroRx®) in ALS patients: phase I/IIa clinical trial results. This paper describes the results of Phase 1/2a NCT0348205010 clinical trial (further described on page 137).

PMID: 29871694: Safety and efficacy of human embryonic stem cell-derived astrocytes following intrathecal transplantation in SOD1G93A and NSG animal models. This paper describes the development of good manufacturing practice-grade protocol for generation of astrocytes from human embryonic stem cells (AstroRx®), their in vitro function, their efficacy in ALS animal model (hSOD1G93A transgenic mice) and their safety and biodistribution in a 9-month study conducted in immunodeficient NSG mice under good laboratory practice conditions. In vitro, AstroRx® possess the activities of functional healthy astrocytes, including glutamate uptake, promotion of axon outgrowth and protection of MNs from oxidative stress. A secretome analysis shows that AstroRx® also secretes several inhibitors of metalloproteases as well as a variety of neuroprotective factors (e.g. TIMP-1, TIMP-2, OPN, MIF and Midkine). Intrathecal injections of the AstroRx® into transgenic hSOD1G93A mice and rats significantly delayed disease onset and improved motor performance compared to sham-injected animals. A safety study in immunodeficient mice showed that intrathecal transplantation of AstroRx® demonstrated positive results. Transplanted AstroRx® attached to the meninges along the neuroaxis and survived for the entire duration of the study without formation of tumors or teratomas. Cell-injected mice gained similar body weight to the sham-injected group and did not exhibit clinical signs that could be related to the treatment. No differences from the vehicle control were observed in hematological parameters or blood chemistry.

PMID: 32848579: Rising Stars: Astrocytes as a Therapeutic Target for ALS Disease

This paper describes the role of Astrocytes malfunction in several neurodegenerative diseases and specifically in ALS. Astrocytes impaired biological functionality were implicated in multiple neurodegenerative diseases, including ALS, FTD, Parkinson’s, and Alzheimer’s. In ALS disease patients, A1 reactive astrocytes were found to play a key role in the pathology of ALS disease and death of motor neurons, via loss or gain of function or acquired toxicity. The contribution of astrocytes to the maintenance of motor neurons by diverse mechanisms makes them a promising therapeutic candidate for the treatment of ALS. Therapeutic approaches targeting at modulating the function of endogenous astrocytes or replacing lost functionality by transplantation of healthy astrocytes, may contribute to the development of therapies which might slow down or even halt the progression ALS diseases. The proposed mechanisms by which astrocytes can potentially ameliorate ALS progression and the status of ALS clinical studies involving astrocytes are discussed.

In the Phase 1/2a trial of AstroRx®, when applied to humans, these effects were not observed at 6- and 12-month follow-up time points. As so, Kadimastem believes that it is more likely that AstroRx® astrocytes will be more effective in treating diseases than single-molecule based drugs, e.g. Riluzole (assumed to improve glutamate uptake and to reduce excitotoxicity), or Edaravone (a reactive oxygen species, reducing oxidative stress). AstroRx® astrocytes’ activity may include both drugs’ modes of action, in addition to secretion of multiple neurotrophic factors that act through multiple pathways. Importantly, this astroglial-based approach should be therapeutic regardless of the etiology of the ALS — familial (independent of genotype) as well as sporadic — because it attacks final common molecular pathways of MN demise, which contrasts with some present genetic approaches.

Mode of Action: AstroRx® is based on differentiated clinical grade cells derived from embryonic stem cells it received under licensing agreements and technologies developed by it to expand pluripotent stem cells and differentiate them into cells supporting the central nervous system (astrocytes), and then transplant them into patients. In healthy individuals, astrocytes support neuronal health and function by releasing growth factors, removing toxins, and reducing environmental stressors such as free radicals and excess glutamate or potassium.

Strengths

Kadimastem’s vision is to act to find cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as ALS. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning astrocytes can be restored using “healthy” astrocytes cells that perform their physiological role upon their implantation.

Kadimastem believes it has the potential to transform the lives of individuals living with devastating neurodegenerative diseases beginning with patients suffering from ALS. Kadimastem’s key competitive strengths include:

●	Kadimastem developed scalable manufacturing capabilities and industrialization capabilities for AstroRx®.

●	Kadimastem has a well differentiated, solid, and diversified technology platform.

●	AstroRx® can be utilized for other neurodegenerative indications. Some of the additional indications in the pipeline were already evaluated pre-clinically.

●	Kadimastem has experienced leadership that will continue post-merger.

●	Strong global IP position and differentiation.

In the field of regenerative medicine, Kadimastem’s product candidate, AstroRx®, is a cell therapy product that is manufactured from a frozen ampoule of immature astrocyte cells (production batches). The process of production of the AstroRx® cells takes about one month, conducted by a manufacturing team in GMP suits. Utilizing a frozen, off-the-shelf product improved the streamlined production processes and allow Kadimastem to transport AstroRx® frozen cell product from one (or more) production facility to anywhere in the world, at any point in time, without Kadimastem having to synchronize the production process with the exact date of injection of the product to any patient. Kadimastem conducted several trials that supported the stability of the frozen AstroRx® product and that the freezing process did not change the characteristics of the product. In addition, AstroRx® successfully passed toxicity studies. The final chemistry, manufacturing and controls data was submitted to the FDA in the Investigational New Drug, or IND, application and the FDA approved the conduction of Phase IIa clinical trial in March 2023. Kadimastem intends to initiate a Phase IIa multisite study in the United States shortly following the closing of the Merger.

As described in more detail below, in 2021 Kadimastem completed a Phase 1/2a clinical trial of AstroRx® that began in April 2018, with the first patient treated in November 2018. The study was conducted at Hadassah Medical Center, Israel. Study protocols were approved by the Israeli Ministry of Health and the institutional review board of Hadassah Medical Center in Jerusalem, Israel. Eligible participants were aged between 18 and 70 years with a diagnosis of probable or definite ALS by revised El Escorial Criteria, within two years of diagnosis. The ALS Functional Rating Scale-Revised, or ALSFRS-R score was higher than 30, and slow vital capacity, or SVC, was 70% or more of the predicted normal value for height, age, and sex. Participants were either not receiving riluzole and/or edaravone or were on a stable dose for more than 30 days. Potential patients were excluded for the following reasons: past infection or a positive test for hepatitis B, hepatitis C or HIV (human immunodeficiency virus), need for respiratory support, renal failure, impaired hepatic function, body mass index under 18.5 or 30 or above, significant cardiac disease, diabetes, autoimmune diseases, chronic severe infection, malignant disease or any other disease or condition that may risk the patient or interfere with the result of the study. By the end of December 2019, ten patients were treated with AstroRx®: five patients from Cohort A had been treated with 100 million AstroRx® cells injected into their spinal fluid. Subsequently, five patients from Cohort B were treated with 250 million AstroRx® cells, with the last patient being treated in December 2019. During 2020, clinical data was collected for the treated patients for up to 12 months. Considering the spread of COVID-19 in Israel and following the data and safety monitoring board recommendation to suspend the continuation of the clinical trial in the third and fourth treatment groups, Kadimastem decided to discontinue the recruitment to additional treatment groups in ALS Phase 1/2a trial.

Safety outcomes: Nine out of 10 (90%) of treated patients completed the six-month follow-up, and 6 patients (60%) completed the twelve-month follow-up. All patients reported a total of 86 treatment-emergent adverse events, or TEAE. None of the TEAEs was deemed to be associated with AstroRx® itself. 63 TEAEs were mild, 19 were moderate, and 4 were severe. Six patients developed a total of 9 serious TEAEs after the treatment, 2 patients in Group A and 4 patients in Group B. The most frequent TEAE was post lumbar puncture headache, associated with IT injection procedure of the cells, and reported by 50% of the patients. Additional procedure-related TEAEs included pain in the injection site (30%), arthralgia, back pain, muscle contraction, and pain in the leg, each reported by 10% of the patients. All procedure-related adverse events, or AEs, were graded as mild to moderate, and all were resolved. Three patients reported 4 AEs related to mycophenolate mofetil, including headache, nausea, anemia, and hyperhidrosis. All the immunosuppression-related AEs were graded as mild to moderate, and all were resolved.

The main outcome efficacy measure in the study was ALSFRS-R. At baseline visit (1 day before treatment) the mean ALSFRS-R score was 35.6 ± 3.7, 34.2 ± 7.0 and 34.9 ± 5.3, for Group A, Group B, and combined Group A + B, respectively. The mean decline in the ALSFRS-R slope for patients in Group A was − 0.88/month during the run-in (3 – 4 months before treatment). In the first 3 months after AstroRx® cell injection, the mean decline of the ALSFRS-R slope was attenuated to − 0.3/month (p = 0.039), reflecting an attenuation of 66% in ALSFRS-R deterioration. Combining the data of both groups demonstrated an attenuation of 53% in ALSFRS-R over the first 3 months post AstroRx® IT injection (p < 0.001) (a p-value is a conventional statistical method for measuring the statistical significance of experimental results; p-value of less than 0.05 indicates statistically significant result), which was not maintained at 6- and 12-month follow-up. The change in the ALSFRS-R slope was also analyzed in a subpopulation of rapid progressors from both groups (n = 5). Rapid progressors were defined as patients who deteriorated ≥ 1.1 ALSFRS-R points per month during the run-in period. The mean improvement in ALSFRS-R slope between the run-in period and 3-month follow-up in these patients was 58% (− 1.58/month vs. − 0.65/month, p < 0.001). Also in this subpopulation, after 3 months post single dosing the ALSFRS-R slope returned to a similar rate that was recorded before treatment (Fig. 2). An improvement ≥ 25% in the ALSFRS-R slope is considered clinically meaningful. The individual ALSFRS-R slopes demonstrated an improvement of at least 25% in ALSFRS-R slope between the run-in and 3-month follow-up in 80% of the patients (4 patients in each group, data not shown).

At 6 and 12 months after treatment, the ALSFRS-R deterioration rate was − 0.76/month and − 0.82/month, respectively, similar to that observed during run-in. The mean deterioration of ALSFRS-R slope in Group B (− 1.43/month) during the run-in was greater than Group A (− 0.88/month). Similar to Group A, the ALSFRS-R deterioration rate during the first 3 months after treatment decreased to − 0.78/month (p = 0.002), representing an attenuation of 45% in ALSFRS-R decline. As observed in Group A, the attenuation of ALSFRS-R decline over the first 3 months post-treatment was not maintained at 6 and 12 months post-treatment (− 1.59/month and − 1.39/month, respectively).

FDA approved planned Phase 2a study: In March 2023, Kadimastem received approval from the FDA regarding its AstroRx® multisite-site Phase 2a clinical trial study in the United States based on the IND application. The application includes a detailed clinical synopsis approved by the FDA. Briefly, the studies titled: “A Prospective, Randomized, Double-Blind, Placebo Controlled, Phase 2a Study For 6 Months, followed by a 6-Month Open-Label Extension to Evaluate the Safety, Tolerability, And Effectiveness of Repeated Administration of Cryopreserved AstroRx® in Patients with Amyotrophic Lateral Sclerosis (ALS)”. This study will be conducted in participants with a sporadic or familial ALS, who meet the El Escorial criteria of probable, or definite criteria for a diagnosis of ALS, with disease onset of 18 months or less, from first symptoms until screening. At screening, eligible participants must be between ages 18-80 years old, have an ALSFRS-R score ≥35, and a SVC ≥70% of predicted capacity for age, height and gender. Participants on a stable dose of riluzole and/or edaravone or PB (sodium phenylbutyrate)/TURSO (taurursodiol), and those not taking riluzole and/or edaravone or PB/TURSO at screening are eligible for inclusion as long as they meet specific protocol requirements. Approximately 30 adult participants will be enrolled into the double-blind study with a randomization ratio of 2:1 (20 participants in the AstroRx® arm and 10 participants in the placebo arm). Kadimastem began preparations for the clinical trial including extensive contact with key opinion leader and clinical centers in the United States and signing a tech-transfer agreement with qualified Contract Development and Manufacturing Organization for the manufacturing of clinical grade AstroRx® product.

Kadimastem’s AstroRx® has received orphan drug status from the FDA, a status given to certain drugs called orphan drugs, which show promise in the treatment, prevention, or diagnosis of orphan diseases. Kadimastem believes that the granting of orphan drug status for the AstroRx® product is an acknowledgment of the uniqueness and medical potential of the product and will give a significant boost to its entry into the market once it’s approved for marketing. The FDA grants orphan drug status in order to provide an incentive for the development of drugs and medical treatments. Companies whose drugs have been awarded this status enjoy exclusive marketing rights for the drugs for seven years after marketing approval is obtained. This recognition is also useful in obtaining grants and financial concessions in development and registration of drugs for marketing.

The FDA has authority to grant orphan drug designation to a drug or biological product to prevent, diagnose or treat a rare disease or condition. Orphan drug designation qualifies sponsors for incentives including tax credits for qualified clinical trials, exemption from user fees, and potential seven years of market exclusivity after approval. Orphan drug status provides faster testing tracks and responses from the FDA and other regulatory agencies. Orphan drug status designation neither shortens the development time nor regulatory review time of a drug nor does it increase the likelihood for any approval in the regulatory review process. Sponsors requesting designation of the same drug for the same rare disease or condition as a previously designated product must submit their own data and information to support their designation request. Orphan drug designation is a separate process from seeking approval or licensing. Drugs for rare diseases go through the same rigorous scientific review process as any other drug for approval or licensing.

Competition

Kadimastem faced substantial competition in all fields of business in which Kadimastem engages. That competition is likely to intensify as new products and technologies reach the market. Superior new products are likely to sell for higher prices and generate higher profit margins if acceptance by the medical community is achieved. Those companies that are successful at being the first to introduce new products and technologies to the market may gain significant economic advantages over their competitors in the establishment of a customer base and track record for the performance of their products and technologies. Such companies will also benefit from revenues from sales that could be used to strengthen their research and development, production, and marketing resources. Companies engaged in the medical products industry face the risk of obsolescence of their products and technologies as more advanced or cost-effective products and technologies are developed by competitors. As the industry matures, companies will compete based upon the performance and cost-effectiveness of their products.

Products for Regenerative Medicine

The cell therapy industry is characterized by rapidly evolving technology and intense competition. Kadimastem’s competitors include major multinational pharmaceutical companies, specialty biotechnology companies, and chemical and medical products companies operating in the fields of regenerative medicine, cell therapy, tissue engineering, and tissue regeneration. Many of these companies are well established and possess technical, research and development, financial, and sales and marketing resources significantly greater than Kadimastem’s. In addition, certain smaller biotech companies have formed strategic collaborations, partnerships, and other types of joint ventures with larger, well-established industry competitors that afford the smaller companies’ potential research and development as well as commercialization advantages. Academic institutions, governmental agencies, and other public and private research organizations are also conducting and financing research activities, which may produce products directly competitive to those Kadimastem is developing.

Potential Competition for the AstroRx® product

To the best of Kadimastem’s knowledge, there is currently no cell/astrocytes-based therapy that has been differentiated from pluripotent stem cells for the treatment of ALS approved for marketing by the FDA, the European Medicines Agency, or EMA, or any other jurisdiction. ALS is a multifactorial disease, characterized by a progressive loss of motor neurons that eventually leads to paralysis and death. The current ALS-approved drugs modestly change the clinical course of the disease. The contribution of astrocytes to the maintenance of motor neurons by diverse mechanisms makes them a promising therapeutic candidate for the treatment of ALS. Therapeutic approaches targeting at modulating the function of endogenous astrocytes or replacing lost functionality by transplantation of healthy astrocytes, may contribute to the development of therapies which might slow down or even halt the progression of ALS diseases.

MSCs are adult multipotent-precursors that can be derived from bone-marrow or placenta, with the potential to differentiate into osteocytes, chondrocytes, fibroblasts, and adipocytes. MSC are not natural residents of the CNS but can be induced to secrete some of the neurotrophic factors secreted by astrocytes. There is a product based on mesenchymal stem cells that was approved through an expedited process in South Korea by Corestem, Inc. However, to the best of Kadimastem’s knowledge, Corestem did not conduct an experiment and was unable to obtain regulatory approval outside of Korea. In addition, to the best of Kadimastem’s knowledge, there are currently several medical applications based on stem cells that are in various development processes mainly by academic principal investigator, and which the company considers to be direct potential competitors to the medicine that Kadimastem is developing in the field of activity. These include Q Therapeutics, Neuralstem and NurOwn® by Brainstorm Cell Therapeutics, Inc. NurOwn® is the only product of direct competition that reached high stages in a Phase 3 clinical trial. To the best of Kadimastem’s knowledge, this product was denied a Biological Licensing Approval, or BLA, an FDA marketing approval of a biological drug, for ALS treatment in 2022. As of April 2023, the FDA has agreed to have an additional advisory meeting to reconsider the marketing of this product to ALS patients. Since all the MSC product candidates do not replace astrocytes, but rather have a few astrocytes-like attributes, Kadimastem considers them competition for the short run, but strongly believe it has a competitive edge on them.

There are currently on the market several products (not based on the use of cells) or under development for the treatment of ALS, which are in various stages of development, as well as three products approved by the FDA: (1) Rilutek, which has been marketed since the 1990s; (2) Edaravone, which was approved in mid-2017 as an intra venous agent and again in late 2022 as an oral drug (Marketed by Mitsubishi Tanabe Pharmaceuticals as Radicava®), which, to the best of Kadimastem’s knowledge, each has limited efficacy; and (3) RELYVRIO® (sodium phenylbutyrate and taurursodiol, AMX0035) which is marketed by Amylyx, which has been approved by the FDA and the Ministry of Health in Canada, and is in the stages of evaluation by EMA regarding the granting of a marketing authorization for its use. Kadimastem sees these products as potential indirect competition with the drug that Kadimastem is developing.

IsletRx — Development of a Drug for the Treatment of Diabetes

Development of Cell Therapies in the Field of Regenerative Medicine for the Treatment of Insulin-Dependent Diabetes

Diabetes is a chronic disease that occurs when the insulin-secreting beta cells in the pancreas do not produce enough insulin (such as after the immune-mediated destruction of beta cells in Type 1 diabetes), or when the body cannot effectively use the insulin the beta cells produce (such as in Type 2 diabetes due to insulin resistance in liver, fat and muscle tissues). Type 2 diabetes accounts for about 90% to 95% of all diagnosed cases of diabetes; Type 1 diabetes accounts for about 5% to 10%.

Kadimastem’s Solution

IsletRx is a cellular therapy product based on pancreatic islet-like clusters, or ILCs, derived from human embryonic stem cells for the treatment of Type 1 diabetes and possibly also for insulin-dependent Type 2 diabetes. The ILCs are differentiated stepwise from the GMP-grade HAD C-100 hESC line. At the end of the differentiation protocol, the hESC-derived pancreatic ILCs contain mainly insulin secreting cells that have the capability to sense and respond to alterations in glucose levels, with secretion of adequate amounts of insulin in direct response to glucose levels. Thus, IsletRx has the potential to functionally replace patients’ malfunctioning Islet cells by secreting physiological levels of insulin to maintain long-term continuous balanced glucose. IsletRx, as allogeneic islet cells for diabetic patients derived from an unlimited source of pluripotent stem cells, can overcome the shortage in adequate biological material for islet transplantation therapy.

Conventional treatments (Insulin syringes and pumps) are designed to monitor blood glucose levels in diabetics externally, and to inject insulin artificially according to the amount needed (insulin is given directly into the blood by injections or by the pumps). This treatment has several disadvantages, including: dependence on injections and external monitoring of blood glucose levels; the necessity to operate, maintain and fill the pumps, which affects the patients’ quality of life; artificial injection of insulin, which does not prevent the deterioration of diabetes over time; and excessive insulin injection, which may cause the glucose level to drop and lead to fainting, loss of consciousness and even death in extreme situations. On the contrary, IsletRx has the potential to functionally replace patients’ malfunctioning Islet cells by secreting the exact physiological levels of insulin to maintain long-term continuous balanced glucose levels with minimal risk, personal comfort and increased compliance for treatment.

Strengths

Kadimastem’s vision is to utilize cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as Type 1 diabetes. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning insulin secreting cells can be restored using “healthy” islet cells that perform their physiological role upon their implantation.

Kadimastem believes they have the potential to transform the lives of individuals living with Type 1 Diabetes and in the future Type 2 Diabetes which are insulin dependent.

Kadimastem’s key competitive strengths include:

●	Kadimastem developed large scale manufacturing capabilities for IsletRx cells for clinical applications

●	Kadimastem plans to utilize multiple delivery strategies, developed in-house or in collaboration

●	Kadimastem has a unique, IP protected technology for “enrichment” of the therapeutically relevant pancreatic islet cells that it believes will result in increased safety and efficacy profile

IsletRx — Development of a Drug for the Treatment of Diabetes

The IsletRx cells for diabetes therapy Kadimastem develops is based on differentiation of pluripotent stem cells received under license agreements. Kadimastem developed technologies for the cultivation of pluripotent stem cells and their differentiation into islet-like cell clusters (containing mainly insulin-producing beta cells and to lesser extent glucagon-producing alpha cells). These cells are intended for transplantation into Type 1 diabetic patients whose beta cells are unable to produce insulin and release it in response to an increase in blood sugar, as well as adequate levels of active glucagon that can respond to a sharp drop in glucose levels (hypoglycaemia). In this way, the transplant recipient can produce, and release insulin or glucagon as needed, independently of external monitoring of blood sugar and regular insulin injection. The drug Kadimastem is developing is intended for patients with Type 1 diabetes and in the future also for patients with Type 2 diabetes who are dependent on injecting insulin from an external source to maintain adequate levels of sugar (glucose) in the blood.

Patients with uncontrolled diabetes suffer from long-term complications such as vascular damage, decreased kidney function (leading to kidney failure), impaired vision and the development of necrosis in the limbs. Therefore, by achieving strict management of blood sugar levels, the deterioration of the disease complications can be avoided. In addition, the patient’s quality of life will be improved: at current state, the patient must perform regular tests and carefully manage energy intake to prevent events of hypoglycaemia (very low, abnormal blood sugar level) resulting from excess of injected external source insulin, or events of hyperglycaemia (very high, abnormal blood sugar level) resulting from insufficient insulin injected from an external source.

For the development of IsletRx cells, Kadimastem relies on these main technologies:

Expansion: Kadimastem has the technological ability to multiply/expand the pluripotent stem cells received under license agreements and to preserve them in deep freezing, while maintaining their vitality and pluripotent fitness. This technology enables the production and storage of industrial-scale stock of pluripotent stem cells, which can then be thawed and used in production and differentiated into specific cell lineage as needed.

Differentiation: Kadimastem has developed technology and know-how, through which the technology can mimic the process of embryonic development and direct the pluripotent stem cells to differentiate into a specific lineage in the body, according to choice and relevant needs. The differentiation process is carried out under laboratory conditions, in several stages, by adding chemical and/or biological agents in controlled timings to the pluripotent stem cell culture. Induction of differentiation processes of pluripotent stem cells into islet-like cell clusters, under laboratory conditions is conducted in a stirred suspension bioreactor under conditions that mimic the development of the pancreatic islets.

Enrichment: Kadimastem has developed an enrichment technology which it believes improves safety and efficacy of IsletRx cells. The IsletRx cells are enriched for insulin secreting cells, designated as IsletRxPlus, and formulated as the drug substance.

Delivery: Several delivery strategies were developed to obviate the need for life-long immunosuppressive treatment while enabling the long-term function of IsletRxPlus cells. These strategies include immune tolerance, microencapsulation in polymer, and scaffolding using electrospinning of polycaprolactone. The cellular component in all products is the same, IsletRxPlus cells.

Products description

iTOL-102 Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (IsletRxPlus); mixed with SA-FasL Microgels (iTOL-100), intended for omental implantation. The iTOL100 enables implanting of IsletRxPlus cells without the need of chronic immunosuppression treatment. Thus, IsletRxPlus cells are in direct contact with the omental vasculature, ensuring proper engraftment and function. Preclinical efficacy studies using iTOL-102 demonstrated prolonged anti-diabetic effect, with physiological secretion of human insulin in a glucose dependent manner. These results, along with the proof of concept, or POC, studies with an iTOL100 component, have led to submission of a Pre-IND package.

Encap-IsletRxPlus Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (IsletRxPlus); encapsulated in alginate microgels, intended for intra-periotenal implantation. The alginate microencapsulation enables implanting of IsletRxPlus cells without the need of chronic immunosuppression treatment. Still, IsletRxPlus cells are not in direct contact with the vasculature, and may suffer from hypoxia and loss of function due to fibrosis. The retrievability of microencapsulated IsletRxPlus cells is a regulatory concern, as there is very limited data about the safety of stem cells-derived islets. Preclinical efficacy studies using Encap-IsletRxPlus demonstrated prolong anti-diabetic effect, with physiological secretion of human insulin in a glucose dependent manner.

In-Scaffold-IsletRxPlus Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (IsletRxPlus); encapsulated in alginate microgels embedded in electro spun polycaprolactone membrane, intended for subcutaneous implantation. The alginate microencapsulation enables implanting of IsletRxPlus cells without the need of chronic immunosuppression treatment. The embedding of the microcapsules in a membrane makes it a retrievable solution and obviates the regulatory concern. POC studies using In-Scaffold-IsletRxPlus demonstrated that microencapsulated IsletRxPlus cells maintain their identity and capability to secrete insulin in immunodeficient mice. Next planned studies aim to test the anti-diabetic effect of this delivery method. Kadimastem expects to submit a pre-IND package in the second quarter of 2025.

These delivery options are in various development stages. The most advanced is iTOL-102, currently at the Pre-IND stage. Preclinical development studies were conducted to support regulatory submissions for iTOL-102 (Pre-IND) and Encap-IsletRxPlus (INTERACT).

Drug administration strategies

The use of allogeneic islets in clinical settings requires to ensure their long-term function in the patient without being destroyed by patient’s immune system Kadimastem utilizes several technologies to protect the islets from the recipient’s immune system, which will eliminate the implant rejection risk, without the need to administer immunosuppressive drugs to weaken the patient’s immune system and ensure long term function of IsletRxPlus cells.

iTOL-102

iTOL-102 are human pluripotent (embryonic) stem-cell derived islet-like clusters mixed with iTOL-100 (biotinylated PEG microgels with surface bound SA-FasL). iTOL-102 consists of IsletRxPlus cells and iTOL-100 prepared for delivery into the omentum, a part of the stomach of diabetic patients. The therapeutic goal for iTOL-102 is to provide an easily administered, low risk, treatment via a minimally invasive procedure with long-term glucose responsiveness, that can treat diabetes without the need for chronic immunosuppression or exogenous insulin supplementation. Data from initial proof-of-concept studies with iTOL-102 in diabetic mouse models demonstrated potential efficacy and safety results of iTOL-102. In January 2024, iTolerance and Kadimastem held a meeting with the FDA (INTERACT) to discuss safety, functionality and planning regarding the development of the joint iTOL-102 project. In June 2024, The Diabetes Research Institute at the University of Miami Miller School of Medicine presented the results of iTOL-102 POC study in the American Diabetes Association’s 84th Scientific Sessions that highlights the potential of human, stem cell-derived islets combined with an immunomodulatory microgel to reverse Type 1 diabetes (T1D). The results demonstrated that the combination of iTOL-100 engineered microgel developed by iTolerance and IsletRx stem cell-derived islets developed by Kadimastem, iTOL-102, can restore normoglycemia in a model of diabetes. Accordingly, the companies are working on submitting a pre-IND package in the second quarter of 2025.

Encap-IsletRxPlus

Microencapsulation of cells within semi-permeable hydrogels represents an immune isolation strategy for cell-based therapies without the need for systemic immunosuppression. Studies have demonstrated that the microencapsulation process does not hinder the function of islets, and the insulin is efficiently secreted in response to elevated blood glucose levels, using similar doses of islets as used in the Edmonton protocol. Preclinical studies have demonstrated long-term Encap-IsletRxPlus functionality, in terms of continuous balanced glucose levels, in immunocompetent mice without immunosuppressive treatment. The microencapsulation provides a physical barrier that protects the IsletRxPlus from the host immune system. Kadimastem’s aim for Encap-IsletRxPlus is an easily administered, low risk, minimally invasive procedure in which encapsulated islets with long-term glucose responsiveness can treat diabetes without the need for immunosuppression or exogenous insulin supplementation. A pre-IND submission is planned for the second quarter of 2025, respectively Encap-IsletRxPlus.

In-Scaffold-IsletRxPlus

Although alginate microcapsules provide immuno-isolation, their surgical retrievability might be difficult. To ensure removal of IsletRx cells if needed, it is possible to implant them in a bioengineered device to enable it. The device is a 3D printed scaffold containing encapsulated IsletRxPlus cells. The 3D printing process, called melt electrospinning writing is a relatively novel solvent-less process that enables the design and fabrication of micrometer-thin fibers with highly controllable architectures and patterns manufactured at the University of Queensland, Australia. Preclinical results demonstrated that encapsulated islets placed in scaffolds and implanted subcutaneously or intraperitoneally, produced human insulin and maintained viability and identity for study duration (~3 months). Current Future studies aim to optimize this delivery strategy. In these studies, a dose response study is planned, to analyze the minimal dose needed to achieve the desired effect, which is normal levels of glucose.

Key Commercial Agreements

License Agreement with Yeda Research and Development Ltd.

In August 2009, Kadimastem entered into a license agreement with Yeda Research and Development Ltd., or Yeda, a subsidiary of the Weizmann Institute, or the License Agreement, under which Kadimastem received a license to use their invention, patents and knowledge for the purposes of developing, manufacturing, marketing and selling stem cell-based drugs and treatments for diabetes and neuronal diseases, and in providing various drug development services, including drug scanning. The agreement stipulates payments to be made to Yeda in accordance with certain milestones as well as royalty payments beginning from the first commercial sale of a product, at a royalty rate of 10% to 14% of the “Net Sales” (as defined in the License Agreement) of product sold. The royalty payments expire upon the earlier of 15 years from the date of the first sale of a licensed product under the License Agreement, and the expiration of Yeda’s licensed patents under the License Agreement (the “Yeda IP”). The Yeda IP expires on separate dates; on August 15, 2027, December 16, 2027, April 13, 2029, November 28, 2036, and July 23, 2038, each as detailed further below under “— Intellectual Property” beginning on page 148.

Specifically, with respect to milestones reached, Kadimastem will pay the following: (a) annual license fees in the amount of $20,000, which Kadimastem began paying from the fourth year of the agreement; (b) a total of $650,000 after reaching sales of products (by Kadimastem and/or sublicensees, cumulatively) in the amount of $100,000,000 (net); (c) a total of $2,500,000 after reaching such sales of goods in a cumulative amount of $500,000,000 (net); and (d) a total of $6,500,000 after reaching such sales of products in a cumulative amount of $5,000,000,000 (net). The agreement terminates upon the expiration of Yeda’s patents licensed to Kadimastem under the agreement, and at Yeda’s option upon (a) Kadimastem to meet certain Milestones (as defined below); and (b), a period of six (6) months of no sales of any product developed under the agreement, or a “Product”. The Milestones include (a) within 2 (two) years from Agreement, Kadimastem must commence pre-clinical activities directed toward the submission of an IND with respect to a Product; (b) within 3 (three) years from the commencement of pre-clinical activities, to file an IND (or any equivalent application) with respect to a Product; (c) within 3 (three) years from IND filing, to commence a phase I clinical trial; (d) within 4 (four) years from the commencement of a phase I clinical trial, to commence a phase III clinical trial; (e) within 4 (four) years from the commencement of a phase III clinical trial, to receive regulatory approval for commencement of sales. As of the date of this annual report, $126,828 have been paid by Kadimastem to Yeda under this agreement.

Agreement with Ramot

In January 2015, Kadimastem entered into a research and licensing agreement with Ramot for the commercialization arm of Tel Aviv University, and Professor Shimon Efrat, a leading scientist in the joint research on behalf of Tel Aviv University. For the cooperation between the parties, Kadimastem must pay to Ramot royalties at a rate of 0.3% – 0.8% for product sales, depending on progress according to the product’s regulatory milestones and the degree of use of

Ramot’s technology developed during the project, as stipulated in the agreement. In addition, royalties will be paid to Ramot at a rate of 2.75% for consideration received by Kadimastem for sublicensing of product in the field of diabetes, depending on the milestone specified in the agreement; or royalties at the rate of 7% if the sublicensing is for a product that combines the technology of Ramot. It was also agreed that Kadimastem would grant to Ramot up to 200,000 options, free of charge, subject to reaching regulatory milestones, at the following rates: 30% of the options would be granted after meeting with a regulatory body, prior to submitting the IND application; an additional 30% of the options will be granted after the submission of the IND application; and an additional 40% of options will be granted after receiving the IND approval. The granting of such options is subject to Professor Efrat continuing to advise Kadimastem throughout various stages of the product’s regulatory approval. The agreement may be terminated at any time if either party commits a material breach or if either party goes into bankruptcy, liquidation, makes a general assignment for the benefit of its creditors, or becomes a party to dissolution proceedings.

Feasibility Study Agreement with Australian Foundation for Diabetes Research

Originally on September 2018, and as further amended, Kadimastem entered into a feasibility study agreement with the Australian Foundation for Diabetes Research, or the AFDR, and the Sydney Cell Therapy Foundation Pty Limited, or the SCTF, to evaluate the feasibility of implementing medical solutions derived from Kadimastem’s human stem cell technologies into AFDR’s medical devices, licensed to SCTF. Pursuant to this agreement, Kadimastem and AFDR jointly own, in equal parts of all intellectual property resulting from the collaboration and share equally in the costs of patent filings and protections. In addition, Kadimastem received an exclusive, perpetual, worldwide license to commercialize the joint results. As consideration for such license, Kadimastem will pay AFDR 22.5% of all non-sales-related upfront payments it or its affiliates actually received from any sublicensee, and 25% of all milestone payments actually received upon the occurrence or achievement of milestones by any sublicensee. The agreement terminates on December 31, 2026, or upon the execution of a commercialization agreement. The agreement may be terminated at any time if either party commits a material breach or if either party goes into bankruptcy, liquidation, makes a general assignment for the benefit of its creditors, or becomes a party to dissolution proceedings.

Cooperation and Project Funding Agreement with iTolerance, Inc.

On May 23, 2023, Kadimastem, the Israel-United States Binational Industrial Research and Development Foundation, or the Foundation, and iTolerance, Inc., or iTolerance, entered into a Pharma Cooperation and Project Funding Agreement for the clinical development of iTol-102, or the Proposal, and collectively, the iTolerance Co-Development Agreement. Under the iTolerance Co-Development Agreement, the Foundation agreed to fund the Proposal of up to $1,000,000, or the Foundation Grant, with repayment made from any gross revenues received from any products developed under the Proposal, or a Product. Following the earlier of (1) one year following an IND approval (or equivalent to any regulatory agency); (b) commencement of the marketing of any Product; or (c) the continuation of the development of the Product, the Foundation Grant shall become immediately payable to the Foundation, with the amounts to be repaid each year subject to certain maximum limits on the amount of gross sales to be repaid each year. Under the iTolerance Co-Development Agreement, the governments of Israel and the United States were granted a non-exclusive, irrevocable, royalty-free license to use any product for any purpose. The Foundation has the right to revoke the Foundation Grant upon the occurrence, among other events, a fundamental breach of the agreement, insolvency, change in business, dispute between, or material advance change in financial position of either Kadimastem or iTolerance.

Israel Innovation Authority Grant Framework

Under a general framework agreement with the IIA, Kadimastem received approximately $13.9 million in grants, or the Grant, from the IIA under Incentive Track No. 1 — The R&D Fund, or the Fund, under which it agreed to pay royalties ranging from 3% – 3.5% on sales derived from products developed with grant funding received from the Fund, as long as total sales are under $70 million, or 5% of such sales if they exceed $70 million, until the total Grant is repaid (subject to inflation and LIBOR interest). The IIA retains the right to terminate the Grant and demand repayment of all benefits if it deems the project’s likelihood of success are too low, unless Kadimastem demonstrates diligent efforts to advance the Grant’s objectives. Any sale or transfer of intellectual property outside of Israel requires approval from the IIA. All products developed by Kadimastem developed as a result of the Grant program remain subject to royalties on revenues, including related services and revenues of affiliates or licensees, and any amounts collected by the IIA under these provisions are reinvested to promote further technological innovation in Israel.

Clinical Trial Agreement with Hadasit Medical Research Services and Development Ltd.

On March 2018, Kadimastem entered into a clinical trial agreement with Hadasit Medical Research Services and Development Ltd., a wholly-owned subsidiary of Hadassah Medical Organization, or Hadasit, and Dr. Marc Gotkine, or the Investigator, to evaluate the safety, tolerability, and therapeutic effects of transplanting allogeneic astrocytes derived from human embryonic stem cells in patients with ALS, or the Clinical Trial. As consideration for the Clinical Trial, Kadimastem will pay Hadasit a start-up, nonrefundable fee of $3,000 and an advance of $60,000, which will be deducted from the final monthly payment. Additional monthly payments will be based on the actual visits, tests, and procedures performed each quarter. Kadimastem is also responsible for any Hadassah Ethical Committee IRB fees. The agreement shall terminate upon completion of the Clinical Trial. Either party may terminate the agreement if any party files a petition for its winding up, liquidation, or the appointment of a receiver over a substantial portion of its assets. Kadimastem may terminate the agreement for any reason by providing a sixty days’ notice, and Hadasit may terminate the agreement if regulatory approvals for the Clinical Trial are revoked. Upon termination, Kadimastem will pay Hadasit for work performed and any non-cancelable commitments incurred up to the termination date, and Hadasit must return any unexpended funds. Termination does not affect Kadimastem’s intellectual property rights. As of the date of this annual report, $2,113,661 have been paid by Kadimastem to Hadasit under this agreement.

Intellectual Property

Kadimastem seeks and have obtained some patent protection as well as other effective intellectual property rights for Kadimastem’s products and technologies in the United States and internationally. Kadimastem’s policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of its business.

A list of each of Kadimastem’s patent families, including each of their status, their filing locations, and application information, is set forth below:

METHODS OF GENERATING GLIAL AND NEURONAL CELLS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Expiration Date
45463 2006-075	Israel NP	August 28, 2006 60/840,426	February 26, 2009	August 15, 2007 197291	June 27, 2013 197291 September 28, 2013 197291	Methods of generating glial cells	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027
45464 2006-075	USA NP	August 28, 2006 60/840,426	February 26, 2009	August 15, 2007 12/310,495	January 7, 2010 2010-0003751-A1 August 19, 2014 8,809,052	An in vitro method of generating mature branched oligodendrocytes which produce myelin	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027

METHODS OF GENERATING GLIAL AND NEURONAL CELLS AND USE OF SAME FOR THE TREATMENT OF MEDICAL CONDITIONS OF THE CNS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84030 2006-075	USA CON	August 28, 2006 60/840,426	July 11, 2014	August 15, 2007 14/329,510	October 30, 2014 2014-0322179-A1 April 25, 2017 9,631,175	A method of enhancing myelination in the CNS of a subject	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	December 13, 2027

METHODS OF GENERATING GLIAL AND NEURONAL CELLS AND USE OF SAME FOR THE TREATMENT OF MEDICAL CONDITIONS OF THE CNS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84031 2006-075	USA DIV	August 28, 2006 60/840,426	March 23, 2017	August 15, 2007 15/468,020	December 21, 2017 2017-0362570-A1 April 16, 2019 10,258,651	A method of treating one or more symptoms of ALS in a subject in need thereof	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	April 13, 2029
84032 2006-075	USA CON	August 28, 2006 60/840,426	February 21, 2019	August 15, 2007 16/281,490	June 13, 2019 2019-0175658-A1 August 9, 2022 11,406,670	An in vitro method of producing astrocytes	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027
45462 2006-075	Europe NP	August 28, 2006 60/840,426	March 27, 2009	August 15, 2007 07790074.4	June 3, 2009 2064319 February 22, 2017 2064319	In vitro methods of generating glial cells and neurons	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027
47734 2006-075	Hong Kong NP	August 28, 2006 60/840,426	December 2, 2009	August 15, 2007 09111292.3	January 29, 2010 1131640A March 29, 2018 HK1131640	In vitro methods of generating glial cells and neurons	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027

INSULIN PRODUCING CELLS DERIVED FROM PLURIPOTENT STEM CELLS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Parent Expiration Date
84034	Canada NP	December 15, 2010 61/423,171	April 30, 2013	December 15, 2011 2,816,495	October 13, 2020 2,816,495	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031
84035	Australia NP	December 15, 2010 61/423,171	May 1, 2013	December 15, 2011 2011342732	August 11, 2016 2011342732	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031

INSULIN PRODUCING CELLS DERIVED FROM PLURIPOTENT STEM CELLS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Parent Expiration Date
84037	Europe NP	December 15, 2010 61/423,171	May 2, 2013	December 15, 2011 11848280.1	October 23, 2013 2652125 April 26, 2017 2652125	Methods of generating islet cells from pluripotent stem cells	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031
84045	USA NP	December 15, 2010 61/423,171	May 27, 2013	December 15, 2011 13/989,805	October 17, 2013 2013-0273013-A1 August 2, 2016 9,404,087	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	April 5, 2032
84046	Israel NP	December 15, 2010 61/423,171	May 28, 2013	December 15, 2011 226617	January 31, 2019 226617 May 1, 2019 226617	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	December 15, 2031

METHOD OF IDENTIFYING AGENTS THAT AFFECT MATURATION, SURVIVAL AND MYELINATION
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84069	Israel NP	August 7, 2011 61/515,926	January 21, 2014	August 5, 2012 230576	March 30, 2017 230576 July 1, 2017 230576	An in vitro method of quantifying an effect of an agent on myelination of neuronal cells	Granted	Kadimastem Ltd. REVEL Michel; CHEBATH Judith; HASSON Arye; IZRAEL Michal; KAUFMAN Rosalia OWNERSHIP	August 5, 2032

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84077	Israel NP	October 1, 2013 61/885,018	March 29, 2016	September 23, 2014 244808	March 25, 2021 244808 June 26, 2021 244808	A method of screening an agent for preventing or treating ALS. A composition comprising non-genetically modified cell population of human progenitor astrocytes or astrocytes, for use in the treatment or prevention the progression of ALS	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84749	USA CON	October 1, 2013 61/885,018	September 9, 2019	September 23, 2014 16/564,893	February 25, 2021 2021-0054334-A1	A method of treating ALS comprising intrathetically administering to a subject in need thereof non-genetically modified cell population of human progenitor astrocytes or astrocytes	Pending	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84080	Australia NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2014330807	October 15, 2020 2014330807	A method of screening an agent for preventing or treating ALS. A method for treating or preventing the progression of ALS in a subject in need thereof	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84752	Australia DIV	October 1, 2013 61/885,018	October 1, 2020	September 23, 2014 2020244551	November 24, 2022 2020244551	A method of treating or preventing progression of ALS. in a human subject in need thereof	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84081	Canada NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2,926,180		Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Pending	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84083	Europe NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 14851149.6	August 10, 2016 3052191 March 18, 2020 3052191	A method of screening an agent for preventing or treating ALS.	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84086	Japan NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2016-520086	February 27, 2019 6,474,795 February 8, 2019 6,474,795	A method for screening a drug for preventing or treating ALS.	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84107	Japan DIV	October 1, 2013 61/885,018	August 15, 2018	September 23, 2014 2018-152497	November 25, 2021 6,983,128	Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
101959 PCT-2ALS-CH	China DIV	October 1, 2013 61/885,018	November 19, 2024	September 23, 2014 202411652013.7		Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Pending	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034

METHODS OF INDUCING MYELINATION AND MATURATION OF OLIGODENDROCYTES
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84095	Europe NP	June 2, 2014 62/006,285	September 28, 2016	June 2, 2015 15802806.8	April 5, 2017 3149155 September 23, 2020 3149155	An ex vivo method of induring maturation of oligodendrocytes, compositions obtained thereby and use thereof.	Granted	Kadimastem Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; CHEBATH Judith OWNERSHIP	June 2, 2035

METHODS FOR DIFFERENTIATING AND PURIFYING PANCREATIC ENDOCRINE CELLS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84105	Brazil NP	November 30, 2015 62/260,669	May 29, 2018	November 28, 2016 BR 11 2018 01094 6		A method for enriching pancreatic endocrine cells Compositions comprising cells obtained by the method.	Pending	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84101	Israel NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 259702	June 1, 2022 259702 September 2, 2022 259702	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
92532	Israel DIV	November 30, 2015 62/260,669	May 24, May-2022	November 28, 2016 293289	December 1, 2023 293289 March 4,2024 293289	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036

METHODS FOR DIFFERENTIATING AND PURIFYING PANCREATIC ENDOCRINE CELLS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84102	Japan NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 2018-546931	July 6, 2021 6,909,230	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84103	USA NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 15/780,153	December 27, 2018-0369290-A1 June 20, 2023 11,679,133	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	July 23, 2038
96080	USA CON	November 30, 2015 62/260,669	April 21, 2023	November 28, 2016 18/137,455	August 10, 2023 2023-0248779-A1	A method for enriching pancreatic endocrine cells with specific markers	Pending	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036

METHODS FOR DIFFERENTIATING AND PURIFYING PANCREATIC ENDOCRINE CELLS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84104	Europe NP	November 30, 2015 62/260,669	June 11, 2018	November 28, 2016 16870121.7	October 10, 2018 3384286 April 19, 2023 3384286	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	December 28, 2036
95901	Europe DIV	November 30, 2015 62/260,669	March 15, 2023	November 28, 2016 23162158.2	August 23, 2023 4231015 October 30, 2024 4231015	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84392	India NP	November 30, 2015 62/260,669	July 2, 2018	November 28, 2016 201817024538	December 7, 2023 478779	A method for enriching pancreatic endocrine cells with specific markers	Granted	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
99188	Hong Kong DIV	November 30, 2015 62/260,669	February 19, 2024	November 28, 2016 42024087278.8	March 28, 2024 HK40098139	A method for enriching pancreatic endocrine cells with specific markers	Allowed	Kadimastem Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036

Trademark: NUCELX

Kadimastem’s Ref Client Ref	Country	Class	Earliest Priority	Filing Date Application No.	Registration Date Registration No.	Next Action	Status	Applicant
102648	Israel						Pending	Kadimastem Ltd.

Trademark: AstroRx

Kadimastem’s Ref Client Ref	Country	Class	Earliest Priority	Filing Date Application No.	Registration Date Registration No.	Next Action	Status	Applicant
99994	Israel			July 26, 2016 286776	January 1, 2018 286776	Renewal July 26, 2026	Registered	Kadimastem Ltd.

Employees

As of December 31, 2024, Kadimastem had 10 employees, six of whom are employed on a full-time basis and four employed on a part-time basis. Five of Kadimastem’s employees are in its research and development department and five employees are in its general and administrative department.

Israeli labor laws principally govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires Kadimastem and its employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Kadimastem employees have defined benefit pension plans that comply with applicable Israeli legal requirements, which also include the mandatory pension payments required by applicable law and allocations for severance pay.

While none of Kadimastem’s employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to Kadimastem employees by extension orders issued by the Israel Ministry of Economy (previously the Israeli Ministry of Trade, Industry and Labor). These provisions primarily concern the length of the workweek, pension fund benefits for all employees and for employees in the industry section, insurance for work-related accidents, travel expenses reimbursement, holiday leave, convalescent payments and entitlement for vacation days. Kadimastem generally provides its employees with benefits and working conditions beyond the required minimums. Kadimastem has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

All of Kadimastem’s employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to Kadimastem of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those Kadimastem is developing. Any product candidate must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products, or CHMP, via the EMA and European Commission through the MAA process before they may be legally marketed in Europe, or MHRA through its authorization procedures before they may be legally marketed in the UK. Any product candidate will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the FDCA and implementing regulations and guidance documents. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on Kadimastem. These sanctions could include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, disgorgement, and civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies conducted according to GLPs, or other applicable regulations;

●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

●	submission to the FDA of an NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

●	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for a product candidate will be granted on a timely basis, if at all.

Once a product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some pre-clinical testing may continue after the IND is submitted. In addition to including the results of the pre-clinical studies, the IND will also include a clinical trial protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and, depending on the phase of the study, the effectiveness criteria to be evaluated. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, due to safety concerns or non-compliance, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with the FDA’s GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial, including the informed consent document, before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the investigator brochure and other information about the trial distributed by the sponsor and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed. All clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject inclusion and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report within set timeframes to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in-vitro testing that suggest a significant risk in humans exposed to the drug. Sponsors must also report to FDA certain amendments to the protocol and other essential information concerning the IND that does not fall within the scope of other required reports.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

●	Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. Phase 3 clinical trials are conducted to provide sufficient data for the statistically valid evidence of safety and efficacy.

●	Phase 4. The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase 4 studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase 4 studies usually involve thousands of participants. Phase 4 studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug.

Human clinical trials are inherently uncertain and Phase 1, Phase 2, Phase 3 and Phase 4 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the NDA.

Concurrent with clinical trials, sponsors usually complete any remaining animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product for one or more specified indications. The submission of an NDA is subject to the payment of an application fee, but a waiver of such fees may be obtained under specified circumstances. We will seek a waiver of these fees as a small business submitting its first human drug application to the FDA. If the waiver is granted it would not extend to establishment or product fees. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA if the applicable statutory and regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured and tested. The FDA will also inspect selected clinical sites that participated in the clinical studies and may inspect the testing facilities that performed the GLP toxicology studies cited in the NDA.

Expedited Review and Approval

The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug and expedite review of the application for a drug designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs intensive guidance on an efficient drug development program and provide these drug developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy).

Accelerated Approval, which is described in 21 C.F.R. § 314.500 et seq., provides for approval of a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. To be used in accelerated approval, a surrogate endpoint must be “reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence to predict benefit on irreversible morbidity or mortality.” The term “reasonably likely” implies that some uncertainty remains about the relationship of the surrogate to the clinical benefit to the patient. Therefore, accelerated approval is typically contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit. Accelerated Approval does not change the standards for approval, but by allowing a demonstration of efficacy based on a surrogate endpoint may expedite the approval process.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of any product candidate, U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Kadimastem intends to apply for restorations of patent term for some of its currently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Post-approval Requirements

Once an approval is granted, the FDA, European authorities and other regulatory authorities may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further regulatory authority review and approval. Some of these modifications, especially adding indications, would likely require additional clinical studies. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug product manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things record-keeping requirements; cGMPs; reporting of adverse experiences with the drug; providing the FDA with updated safety and efficacy information; drug sampling and distribution requirements; notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

Pursuant to the Affordable Care Act (discussed in greater detail below), the Centers for Medicare & Medicaid Services (CMS) is required to collect and publish information reported by applicable manufacturers about payments and other transfers of value manufacturers have made to physicians and teaching hospitals. Such a law, when applicable to Kadimastem’s products, could increase the company’s regulatory liability through the imposition of additional reporting and regulatory requirements. There are also an increasing number of state laws that require manufacturers to make similar reports to states on pricing and marketing information.

Reimbursement

We face uncertainties over the pricing of pharmaceutical products. Sales of a product candidate will depend, in part, on the extent to which the costs of a product candidate will be covered by third-party payors, such as federal health programs, commercial insurance and managed care organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, foreign governments and third party payors have shown significant interest in implementing cost-containment programs, including price controls, pricing transparency disclosure obligations, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit Kadimastem’s net revenue and results. If these third-party payors do not consider Kadimastem’s product candidates to be cost-effective compared to other therapies, they may not cover Kadimastem’s product candidates after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Kadimastem to sell any other product candidate on a profitable basis.

The Medicare Modernization Act imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries under Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. The Centers for Medicare & Medicaid Services published a final rule in 2014 implementing the Medicare Modernization Act. Contrary to the proposed rule, which would have enabled Part D plans to offer fewer drugs, the final rule maintained the existing six protected classes of drug categories, but stated that some of the proposals not included in the final rule could still be finalized in the future, which would impact payor formulary and coverage decisions.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Kadimastem’s product candidates.

If third-party payors do not consider Kadimastem’s product candidates to be cost-effective compared to other available therapies, they may not cover Kadimastem’s product candidates as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Kadimastem to sell Kadimastem’s product candidates on a profitable basis.

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. Some of the key changes made to date pursuant to the ACA include an expansion of coverage for the uninsured, the creation of insurance marketplaces and increased protection of insureds with new benefits, rights and protections. With regard to pharmaceutical products, among other things, the ACA made major changes to the Medicare prescription drug program, which helped reduce drug costs for seniors and increased rebates and other costs for the pharmaceutical industry. There have been judicial and congressional challenges to the ACA. In December 2017, Congress passed and then the President Trump signed into law tax reform legislation that made significant changes to the ACA including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. On December 14, 2018, a federal district court in Texas ruled that the ACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. Further, in June 2021, the U.S. Supreme Court dismissed a lawsuit challenging the constitutionality of the ACA after finding that the plaintiffs do not have standing to bring the litigation. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the ACA and the subsequent effect on the pharmaceutical industry at this time. In November 2024, Donald Trump was elected President and the Republican Party obtained control of the Senate. It is possible that additional executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform ACA. We are not able to state with certainty what the impact of potential legislation will be on Kadimastem’s business.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for other product candidate. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute”, the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, state and federal “Physician Payment Sunshine Act” laws and regulations, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some of these health care laws include:

The Anti- Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid.

The federal False Claims Act prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in False Claims Act settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as False Claims Act defendants in addition to the corporations.

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires certain manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect Kadimastem’s sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to Kadimastem’s activities, could also result in a variety of governmental sanctions that could have a material adverse effect on Kadimastem’s business.

If Kadimastem’s operations are found to be in violation of any of the foregoing or other applicable health care laws and regulations, we may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of Kadimastem’s operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid.

Other Countries

In addition to regulations in the United States, the EU, the UK and Israel, Kadimastem is subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not a product candidate receive approval from the FDA, approval of such product candidates must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

The requirements that Kadimastem must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of any other product candidate in such countries can be rigorous, costly and uncertain. In the European countries, UK, Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States. Additionally, depending on the type of drug for which approval is sought, there are currently two potential tracks for marketing approval in the European countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants all participating countries some decision-making authority in product approval. The UK has a separate review period but for a transitional period until 31 December 2022, may rely on approvals under the EU mutual recognition and/or centralized procedure. Foreign governments also have stringent post-approval requirements including those relating to manufacture, labeling, reporting, record keeping and marketing. Failure to substantially comply with these on-going requirements could lead to government action against the product, us and/or Kadimastem’s representatives.

Company Information

We were established as an Israeli company on October 6, 2008. We began trading on the TASE in June 2013.

C. Organizational Structure

We are a Swiss stock corporation organized under the laws of Switzerland. Our Swiss enterprise identification number is CHE-447.067.367. Our registered and principal executive offices are located at The Circle 6, Postfach, 8058 Zurich, Switzerland, our general telephone number is (41) 44 512 21 50 and our internet address is www.nlspharma.com.

In April 2021, we formed a wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation. In November, 2024 we also formed Merger Sub, our a wholly owned subsidiary, in connection with the Merger. We did not have any other subsidiaries as of December 31, 2024.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. This discussion and other parts of this annual report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this annual report. This discussion does not give effect to the possible impacts of the Merger.

Overview

We are an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex CNS disorders who have unmet medical needs.

Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable Mazindol ER to provide potential therapeutic benefits in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. Recently, we launched a preclinical program evaluating Mazindol ER as a treatment for fentanyl dependence, aiming to offer a non-opioid alternative in combating the opioid crisis.

Our Dual Orexin Receptor Agonist, or DOXA, platform has made significant strides. The development of AEX-41 and AEX-2 compounds showcases our dedication to addressing unmet needs in sleep-wake disorders. Preliminary studies have yielded promising results, reinforcing our confidence in these compounds’ potential to transform patient care.

We have no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of December 31, 2024, we have an accumulated deficit of $74.4 million.

As of December 31, 2024, our cash and cash equivalents were $1.7 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern.

In November 2024, we announced the Merger Agreement with Kadimastem, a clinical-stage cell therapy company specializing in “off-the-shelf” allogeneic cell products for neurodegenerative diseases and diabetes. The Merger aims to create a Nasdaq-traded biotechnology company with a robust portfolio of advanced therapies. Both companies’ boards of directors have unanimously approved the transaction, with Kadimastem’s shareholders voting in favor and NLS major shareholders holding approximately 40% of NLSs’ common shares having signed support letters for the NLS shareholders’ meeting anticipated by us to be convened soon. We currently anticipate closing the Merger in the second quarter of 2025, pending effectiveness of NLSs’ pending registration statement filed with the SEC, Nasdaq approval, NLSs’ shareholders’ approval and other customary closing conditions.

Components of Operating Results

Licensing Agreement

In February 2019, we entered into the EF License Agreement to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified our obligation to advance development activities with respect to Nolazol in the United States.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2.5 million in 2019 and were eligible to receive non-refundable milestone payments of up to $16 million, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol, as well as tiered royalty payments. As of December 31, 2023, we had long-term deferred revenues of $2.5 million, which was going to be recognized when the development services of Nolazol were completed, and the product candidate received applicable regulatory approval in Latin America that would allow Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party has any claims against the other in relation to the EF License Agreement and its termination. As of December 31, 2024, we recognized $2.5 million from the EF License Agreement in the Statements of Operations and Comprehensive loss as Other income due to the termination of the EF License Agreement.

Recent Financing Agreements

Private Placements

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

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 common shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 common shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance. The agreement includes customary representations, warranties, and indemnification provisions. We agreed not to issue or announce the issuance of any common shares or equivalents for 15 days post-closing, with certain exceptions, and not to engage in variable rate transactions for one-year post-closing. The offering generated gross proceeds of approximately $786,660.

On September 16, 2024, we entered into a warrant amendment agreement with an institutional investor to amend warrants to purchase up to 172,836 common shares, adjusting the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. In exchange for the September Warrant Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.02, and following the Company increasing its authorized Common Shares, issued to the investor, pre-funded warrants to purchase up to 191,431 shares of Common Shares, or the Pre-Funded Warrants.

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors. Under this agreement, we issued and sold 806,452 common shares and warrants to purchase an additional 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible preferred shares at a purchase price of $4.96 per share. The preferred shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible preferred shares starting six months after the closing and continuing as long as they own preferred shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

On October 9, 2024, the Company and certain existing warrant holders entered into warrant amendment agreements, or collectively, the October Warrant Amendment, to amend those warrants issued by Company to such holders, collectively, to purchase up to 105,843 common shares issued to such holders, or the Existing Warrants. The October Warrant Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 common shares, or the October Pre-Funded Warrants. Each October Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The October Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the October Pre-Funded Warrants are exercised in full.

On October 10, 2024, we successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 common shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

On December 4, 2024, we entered into a securities purchase agreement with an accredited investor, providing for the issuance in a private placement offering of 322,580 registered common shares, at a purchase price of $3.10 per common share, for aggregate gross proceeds of up to $1 million. The offering was structured in two tranches, with the first tranche of $500,000 closing in January 2025 following shareholder approval. The proceeds from the offering were intended to support our general corporate purposes and our proposed merger with Kadimastem. The second tranche of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium. As of the date of this annual report, the condition for the second tranche has not yet occurred. The Company uses and intends to further use the net proceeds from the offering for working capital and general corporate purposes.

On March 27, 2025, we entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, or the March 2025 Offering, 1,212,122 Preferred Shares with a conversion price of $1.65 per share, for aggregate gross proceeds of $2 million. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval which, as of the date of this annual report, has not yet been sought. The March 2025 Offering closed on March 28, 2025.

The initial closing of the March 2025 Offering resulted in gross proceeds to the Company of to $2 million. The Company intends to use the net proceeds from the March 2025 Offering for working capital and general corporate purposes, including for expenses relating to the Merger.

Further, on March 31, 2025, the Company entered into a Common Shares Purchase Agreement with Alpha Capital Anstalt, or Alpha, or the Facility SPA, relating to a committed equity facility. Pursuant to the Facility SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of the common shares, subject to certain conditions and limitations set forth in the Facility SPA.

Upon the initial satisfaction of the conditions to Alpha’s obligation to purchase common shares set forth in the Facility SPA, or the Commencement, including that a registration statement registering the resale by Alpha of the common shares under the Securities Act that may be sold to it by the Company under the Facility SPA, or the Initial Resale Registration Statement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Alpha to purchase up to a specified maximum amount of common shares as set forth in the Facility SPA by delivering written notice to Alpha prior to the commencement of trading on any trading day. The purchase price of the common shares that the Company elects to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the common shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase common shares under the Facility SPA.

In connection with the execution of the Facility SPA, the Company agreed to issue a pre-funded warrant, or the Pre-Funded Warrant, to purchase $250,000 in common shares to Alpha as consideration for its irrevocable commitment to purchase the common shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2024, we had tax loss carryforwards totaling $45.8 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

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

Results of Operations

The numbers below have been derived from our audited financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements and it is qualified in its entirety by reference to them.

For a comparison of the year ended December 31, 2023 to the year ended December 31, 2022, see our annual report on Form 20-F for the year ended December 31, 2023.

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

	For the Year Ended December 31,
	2024	2023
Research and development expenses	$422,051	$5,908,288
General and administrative expenses	3,214,224	5,898,775
Merger transaction costs	743,838	-
Operating loss	(4,380,113)	(11,807,063)
Other income due to the termination of EF License Agreement	2,499,969	-
Other income (expense), net	49,351	(219,812)
Interest expense	(45,054)	(119,920)
Interest on related party loans	(104,963)	(25,233)
Net loss	(1,980,810)	(12,172,029)
Deemed dividend	(2,076,180)	-
Net loss attributable to common shareholders	$(4,056,990)	$(12,172,029)

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

The following table summarizes our research and development expenses during the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023

Pre-clinical development	$86,624	$270,233
Clinical development	-	1,704,873
Clinical manufacturing costs	-	2,640,030
License fee with Aexon	182,485	30,000
Subcontractors	152,941	1,228,804
Other	-	34,348
Total	$422,051	$5,908,288

Our research and development, or R&D, expenses totaled $422,051 for the year ended December 31, 2024, representing a decrease of $5,486,237, or 93%, compared to $5,908,288 for the year ended December 31, 2023. The decrease was primarily due to delayed liquidity events and subsequent change in strategy, as we reduced R&D costs and activities, terminated subcontractor and other R&D agreements. In 2024, we focused on Aexon licensing for pre-clinical DOXA.

General and Administrative Expenses

Our general and administrative expenses totaled $3,214,224 for the year ended December 31, 2024, representing a decrease of $2,684,551, or 46%, compared to $5,898,775 for the year ended December 31, 2023. This reduction was primarily attributable to decreases in costs related to professional services, employee payroll, directors’ and officers’ insurance, information technology, marketing and communication, and travel.

Merger transaction costs

Our merger transaction costs totaled $743,838 for the year ended December 31, 2024, compared to $0 for the year ended December 31, 2023. These costs were primarily attributable to increase in legal counsel, audit and accounting fees related to the ongoing Merger transaction.

Operating Loss

As a result of the foregoing, our operating loss totaled $4,380,113 for the year ended December 31, 2024, representing a decrease of $7,426,950 or 63%, compared to $11,807,063 for the year ended December 31, 2023. Our operating loss reflects ongoing investment in R&D and clinical trials as we advance our pipeline along with general and administrative operational costs.

Other Income for Termination of EF License Agreement

Other income for termination of EF License Agreement for the year ended December 31, 2024 was $2.5 million. On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024 and we recognized $2.5 million from the EF License Agreement as Other income for termination of EF License Agreement. This termination reflects a change in the Company’s strategic direction, as management has decided to discontinue the development and commercialization of its product candidate, Nolazol, in Latin American countries through a strategic partnership with Eurofarma, a Brazilian pharmaceutical company.

Other Income (Expense), net

Other income (expense) consists of exchange rate differences. We recognized other income of $49,351 for the year ended December 31, 2024, representing a decrease of $269,163, or 122%, compared to Other expense $219,812 for the year ended December 31, 2023. The increase in Other income, net was attributable to favorable exchange rate differences.

Interest Expense

Interest expense was $45,054, for the year ended December 31, 2024 representing a decrease of $74,866, or 62%, compared to expense of $119,920, for the year ended December 31, 2023. The decrease was due to less interest due to from notes payable no longer outstanding.

Interest on Related Party Loans

Interest on related party loans was $104,963, for the year ended December 31, 2024 representing an increase of $79,730, or 316%, compared to expense of $25,233, for the year ended December 31, 2023. The increase was due to a series of short-term loan agreements with certain existing shareholders of the Company that were forgiven in October 2024.

Net Loss

As a result of the foregoing, our net loss totaled $1,980,810 for the year ended December 31, 2024, representing a decrease of $10,191,219, or 84%, compared to $12,172,029 for the year ended December 31, 2023. As a pre-revenue emerging biopharmaceutical company, such losses are expected and aligned with our strategy to achieve long-term value through successful product development.

Net Loss attributable to common shareholders

Our net loss attributable to holders of our common shares for the year ended December 31, 2024 was $4,056,990 and for the year ended December 31, 2023 was $12,172,029. The decrease resulted from a reduction in net loss, offset by a deemed dividend totaling $2,076,180 for the incremental value from the modification of various warrants’ exercise price and the fair value of the warrants issued as consideration for executing the September Warrant Amendment and the October Warrant Amendment.

B. Liquidity and Capital Resources

Overview

During the year December 31, 2024, we funded our operations with $5,252,725 from the issuance of common shares and preferred shares in private offerings and $173,123 from the exercise of pre-funded warrants. As of December 31, 2024, we had $1,665,395 in cash and cash equivalents.

The table below summarizes our cash flows for the years ended December 31, 2024 and 2023:

	2024	2023

Net cash used in operating activities	$(4,267,884)	$(9,684,466)
Net cash used in investing activities	(3,917)	-
Net cash provided by financing activities	$5,039,516	$1,633,746
Net increase (decrease) in cash and cash equivalents	$767,715	$(8,050,720)

Operating Activities

Net cash used in operating activities was $4,267,884 during the year ended December 31, 2024 compared with net cash used in operating activities of $9,684,466 for the year ended December 31, 2023. The change in cash used in operating activities for the year ended December 31, 2024 was due to our reporting a net loss of $1,980,810 for the year ended December 31, 2024, compared with a net loss of $12,172,029 for the same period in 2023, driven mainly by a $7,426,950 decrease in total operating costs and a $2,499,969 increase in Other income due to the termination of EF Licensing Agreement for the year ended December 31, 2024.

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

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $3,917 related to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $5,039,516 for the year ended December 31, 2024, consisted of $5,252,725 of net proceeds from the issuance of common shares and preferred shares in private placement offerings and $173,123 of net proceeds from the exercise of pre-funded, offset by $386,332 of equity issuance costs. Net cash provided by financing activities of $1,633,746 for the year ended December 31, 2023, consisted of $1,633,746 of net proceeds from short-term loan agreements with certain existing shareholders of the Company.

Current Outlook

During 2024, our operations have been primarily financed through the proceeds from the sale of our common shares, preferred shares and short term loans obtained from related parties at the end of 2023. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

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

As of December 31, 2024, our cash and cash equivalents was $1.7 million. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year as of December 31, 2024. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support our planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of NLS, and other future strategic actions. In March 2025 we have completed our most recent private financing round, in addition to our 2024 financing rounds, debt conversion and forgiveness, vendor buy-outs, and the ongoing Merger opportunity. Our future viability depends on our ability to extend payment terms with third-party creditors until additional funds have been raised.

Going Concern

As of December 31, 2024, we had an accumulated deficit of approximately $74.4 million and we incurred an operating loss for the year ended December 31, 2024, of approximately $4.4 million. To date, we have dedicated most of our financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses. We have not generated revenues from our activities and have incurred substantial operating losses.

As of December 31, 2024, our cash and cash equivalents were $1.7 million. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these consolidated financial statements. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of our assets, and other future strategic actions. During October 2024, we completed a private financing round, debt conversions and forgiveness, and various vendor buy-outs. Additionally, on November 4, 2024, we entered into the Merger Agreement. Our future viability is dependent on our ability to raise capital for payment of our vendors and to support on-going operations. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern beyond one year from the date of issuance of our 2024 consolidated financial statements.

Since the fiscal year ended December 31, 2024, the Company has undertaken a number of actions which have increased its shareholders’ equity, including, among other actions, (i) the sale of securities for approximately $2.0 million in gross proceeds under the March 2025 SPA, and (ii) signing a Facility SPA, under which the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of the common shares, subject to certain conditions and limitations set forth in the Facility SPA.As a result of these actions, the Company believes that, as of the date of this report, it satisfies the stockholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

Accordingly, the 2024 consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate our continuation as a going concern for a period within one year from the issuance of our 2024 financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these consolidated financial statements do not necessarily purport to represent realizable or settlement values. Our 2024 consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Capital Resources and Liquidity

In connection with the merger transaction, we have prepared the following unaudited pro forma balance sheets to illustrate the impact of this transaction. The following table compares our historical balance sheets as of December 31, 2024 with the pro forma capitalization as adjusted for the implemented transaction.

●	on an actual basis;

●	On a pro forma basis to give effect to the net proceeds to us from:

(i)	the sale of 161,290 common shares at a purchase price of $3.10 per share on January 9, 2025 pursuant to December 2024 securities purchase agreement which generated net proceeds of $475,000;

(ii)	the exercise of warrants for a total of 76,847 common shares in connection with the October 9, 2024 Equity Purchase Agreement and pre-funded warrants provided to certain institutional investors upon execution of warrant amendment agreements which generated net proceeds of $178,699;

(iii)	the sale of 1,212,122 preferred shares issued in a private placement offering with three accredited investors entered on March 27, 2025 with a conversion price of $1.65 per share which generated net proceeds of $1,900,000; and

(iv)	the par value of the preferred and common shares change from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025.

The information in this table should be read in conjunction with and is qualified by reference to our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31, 2024
	Actual	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1,665,395	$4,219,094
Prepaid expenses and other current assets	560,157	560,157
Total current assets	2,225,552	4,779,251

Property and equipment	7,290	7,290
Other assets	283	283
Total assets	$2,233,125	$4,786,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$515,486	$515,486
Other accrued liabilities	311,278	311,278
Total current liabilities	826,765	826,764

Commitments and contingencies

Shareholders’ equity:
Preferred shares, CHF 0.80 ($0.80) par value, 206,452 registered shares issued and outstanding at December 31, 2024 and Pro Forma CHF 0.03 ($0.03) par value, 1,418,573 registered issued and outstanding	2,740,958	48,648
Common shares, CHF 0.80 ($0.80) par value, 3,159,535 and 810,722 registered shares issued and outstanding at December 31, 2024 and 2023, respectively, and Pro Forma CHF 0.03 ($0.03) par value, 3,757,672 registered issued and outstanding	166,353	126,789
Additional paid-in capital	72,820,671	78,106,244
Accumulated deficit	(74,430,474)	(74,430,474)
Accumulated other comprehensive loss	108,853	108,853
Total shareholders’ equity	1,406,361	3,960,060
Total liabilities and shareholders’ equity	$2,233,125	$4,786,824

The anticipated transaction is expected to strengthen our balance sheet by reducing our leverage and increasing our equity base. This will enhance our financial flexibility and support our growth initiatives.

There can be no assurance that capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern beyond one year from the issuance of these unaudited interim condensed financial statements.

As of December 31, 2024, our cash and cash equivalents were $1.7 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

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

Off-Balance Sheet Arrangements

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2024, approximately 59.3% of our expenses were denominated in CHF, 6.4% in EUR and 0.1% in GBP. Changes of 5.0% and 10.0% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 3.0% and 6.0%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results - Operating Expenses - Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects — A. Results of Operations - Comparison of the year ended December 31, 2024, to the year ended December 31, 2023- Research and Development Expenses, net.”

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

In February 2019, we entered into the EF License Agreement to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified our obligation to advance development activities with respect to Nolazol in the United States.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2.5 million in 2019 and were eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol, as well as tiered royalty payments. As of December 31, 2023, we had long-term deferred revenues of $2.5 million, which was going to be recognized when the development services of Nolazol were completed, and the product candidate received applicable regulatory approval in Latin America that would allow Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party has any claims against the other in relation to the EF License Agreement and its termination. As of December 31, 2024, we recognized $2.5 million from our exclusive EF License Agreement in the Statements of Operations and Comprehensive loss as Other income due to the termination of the EF License Agreement.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employees. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties. As of December 31, 2024, the Company does not have any active employees participating in a defined benefit pension plan. However, the Company continues to maintain a capped pension obligation related to survivor benefits payable to orphans of a former employee. This obligation is fully covered by existing plan assets and does not give rise to any unfunded liability. All other obligations and liabilities associated with the Company’s prior pension plan have been fully settled and transferred. As a result, the Company has no net pension-related liability or associated pension expense recognized on its balance sheet as of December 31, 2024.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Judgment is required to determine the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management and directors as of May 15, 2025:

Name	Age	Position	Initial Year of Appointment
Directors
Ronald Hafner(1)(3)	61	Chairman and Director	2015
Alexander Zwyer	56	Chief Executive Officer and Director	2015
Nicole Fernandez-McGovern	52	Chief Financial Officer	2024
Eric Konofal	57	Chief Scientific Officer	2021
Gian-Marco Rinaldi(1)(2)(3)	56	Director	2021
Florence Allouche Aknin(3)	58	Director	2024
Olivier Samuel(3)	50	Director	2024

(1)	Member of Compensation, Nomination & Governance Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as defined under Nasdaq rules)

In general, members of our board of directors are elected by our shareholders and elected to serve for a one-year period.

Ronald Hafner, Chairman of the Board of Directors

Ronald Hafner has been a member of our board of directors and served as Chairman of the board of directors since August 2015. Mr. Hafner has been a partner at Deloitte Consulting AG since January 2016 and from 2018 to 2025 he has served as the chairman of Magnetic Rock Investments Ltd., a private investment company. From 2020 to 2023 he served as a director of Norline AG. From 2015 to 2016, Mr. Hafner served as an independent director of the Pingar Group Ltd., a private company developing artificial intelligence software solutions. Prior to serving in these capacities, Mr. Hafner served as the Chief Executive Officer of Infosys Consulting AG. Prior to Lodestone Management Consultants AG’s acquisition by Infosys Ltd. in 2012, Mr. Hafner was Chief Executive Officer and partner of Lodestone Management Consultants AG, where he was responsible for the company’s global operations since founding the business in 2005. Mr. Hafner has an M.B.A. and master’s degree in economics from the University of Basel/Switzerland.

Alexander Zwyer, Chief Executive Officer and Director

Alexander Zwyer has served as NLS’s Chief Executive Officer and as a Director since NLS’s incorporation in August 2015. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a start-up in the high-end luxury food sector and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as Executive Vice President (chief operating officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

Nicole Fernandez–McGovern, Chief Financial Officer

Nicole Fernandez-McGovern, has served as the Chief Financial Officer of NLS since October 2024. Ms. Fernandez-McGovern is an accomplished financial executive with over 25 years of experience blending entrepreneurial thinking with Fortune 500 best practices in finance and operations. Ms. Fernandez-McGovern is President of RCM Financial Consulting, offering strategic advisory services. She was Interim CFO of Hayden AI, a leading-edge technology company providing vision AI solutions for smart cities, from October 2023 to May 2024, contributing to $115 million in capital raises and securing a $700 million contract with New York’s Metropolitan Transportation Authority. From 2016 to 2023, she served as CFO and EVP of Operations at AgEagle Aerial Systems (NYSE: UAVS), a NYSE-listed manufacturer of advanced commercial drone hardware and technology SAAS solutions for the defense, commercial and public safety sectors overseeing global manufacturing and financial operations. Ms. Fernandez-McGovern served as audit chair and board member of AGO Global, Inc. from 2011 through 2023. Previously, she served as CEO and CFO of Trunity Holdings, Inc. from 2012 to 2016. Ms. Fernandez-McGovern holds both a BBA and MBA from the University of Miami, has been a licensed Certified Public Accountant in Florida since 1998, serves on multiple boards, and is fluent in Spanish.

Eric Konofal, Chief Scientific Officer

Eric Konofal, MD, Ph.D. has served as our Chief Scientific Officer since February 2021 and as our Interim Chief Medical Officer since January 2024. He also served as our director from December 2015 to December 2020. Dr. Konofal is a globally recognized physician-scientist and co-founder of NLS Pharmaceutics Ltd. He is also the President and founder of Aexon since November 2023. Dr. Konofal has been active for more than 30 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal serves as a senior medical consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his medical doctorate and Ph.D. from the University Pierre — Marie Curie, Paris/France.

Gian-Marco Rinaldi, Director

Gian-Marco Rinaldi has served as a Director since June 2021. Mr. Rinaldi has over 25 years of international business experience. Since 2009, Mr. Rinaldi worked at Equity Partner Finad AG, Multi Family Office as an Advisor on financial matters with focus on Private Equity. Mr. Rinaldi has served as a director of private companies, including, Tupacta AG since 2020 and Jamahook AG, Widinvest AG and Larimed since 2021. He has also served as a director of Wandele Holding AG since 2022, a director of SPitch AG since 2023 and of Swissifico AG since 2024. From 2007 and until 2009, Mr. Rinaldi served in various positions with Clariden Leu, as a Managing Director. From 1995 and until 2000, Mr. Rinaldi served as Manager distressed assets in Corporate Banking for UBS. Mr. Rinaldi speaks three languages fluently. Mr. Rinaldi holds a Master of Advanced Studies at University of Applied Sciences Nordwestschweiz, Switzerland and a Master in law at University of Zurich, Switzerland.

Florence Allouche Aknin, Director

Florence Allouche Aknin has served as a Director since January 2024. From July 2022 to October 2023, Dr. Allouche Aknin served as the Chairperson of the board of directors of Genomic Vision S.A. and from July 2016 to October 2020 she served as the President and Chief Executive Officer of SparingVision. Dr. Allouche Aknin is a Doctor of Pharmacy and holding a Master’s in Business Administration, began her career as a biologist at AP-HP (Greater Paris Hospitals), managing the tech transfer office for 16 years and creating 75 start-ups. Dr. Allouche Aknin is an expert and mentor at the Paris incubators and has represented French technology internationally. She is a Professor of Pharmacy at the University Paris City and an elected member of the French National Academy of Pharmacy. She is also the President and Founder of Myrpharm Advisors, a start-up studio for the biopharmaceutical industry. In addition, in 2022, Dr. Allouch Aknin launched Sorbonne Venture, a €100M fund dedicated to health technology. She is also Chairwoman of the Board of Directors for PepKon, a French biotechnology company. Among her many awards, Dr. Allouche Aknin was elected “Woman of the Year 2017” by the French financial magazine La Tribune, Women’s trajectory Award 2018 by HEC Paris, and Mercure Entrepreneurs Award 2019 by HEC Paris.

Olivier Samuel, Director

Olivier Samuel has served as our director since October 2024. He has also served as a director of Kadimastem since December 2020. Mr. Samuel brings over 25 years of experience in product sales in the medical space. Mr. Samuel is also a professional mediator since March 2021. From January 1997 until December 2019, Mr. Samuel was the CEO of Adomsante in France. Mr. Samuel has a master’s in business administration and management from Emlyon Business School and the Lille School of Health Engineers.

Olivier Samuel, Director

Mr. Samuel has served as director of Kadimastem since January 2020. Mr. Samuel brings over 25 years of experience in product sales in the medical space. From March 2021 and until today, Mr. Samuel has served as a professional mediator is a self-employed Professional Mediator. From January 1997 until December 2019, Mr. Samuel was the CEO of Adomsante in France. Mr. Samuel has a master’s in business administration and management from Emlyon Business School and the Lille School of Health Engineers.

Family Relationships

There are no family relationships among any of our senior management and our directors.

Arrangements for Election of Directors and Members of Senior Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our senior management or our directors were selected.

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. For the year 2024, pursuant to Swiss law, we are required to provide the compensation report detailing the compensation (i) in a total amount and individual amount of our members of the board of directors (stating the name and function of the member concerned), (ii) in a total amount and the highest amount attributable to the senior management (stating the name and function of the member concerned) and (iii) name and function of senior management who received an additional amount (if any) to the general meeting of shareholders.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2024.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 12 persons	$901	$112	$0

In accordance with Swiss law, we are required to disclose the compensation granted to the board of directors and the senior management as follows: the total amount for the board of directors and the amount attributable to each member of the board of directors, stating the name and function of the member concerned, as well as the total amount for the senior management and the highest amount attributable to a member of the senior management, stating the name and function of the member concerned. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2024:

	Salary, Bonuses and Related Benefits(6)	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Ronald Hafner	$15	$7	$0
Alexander Zwyer	$550	$60	$0
Claudio L. A. Bassetti(1)	$0	$0	$0
George Apostol(2)	$5	$1	$0
Gian-Marco Rinaldi	$10	$4	$0
Audrey Greenberg(3)	$27	$3	$0
Florence Aknin Allouche	$10	$2	$0
Anthony Walsh(4)	$17	$1	$0
Olivier Samuel	$0	$0	$0
Elena Thyen-Pighin(5)	$192	$29	$0
Nicole Fernandez-McGovern	$54	$0	$0
Eric Konofal	$108	$0	$0

(1)	Resigned as a member of the Company’s board of directors on November 15, 2024.
(2)	Resigned as a member of the Company’s board of directors on May 28, 2024.
(3)	Resigned as a member of the Company’s board of directors on April 18, 2025.
(4)	Resigned as a member of the Company’s board of directors on April 3, 2024.
(5)	Terminated as Chief Financial Officer, effective as of October 31, 2024.
(6)	Includes compensation received in common shares as follows:

●	Mr. Ronald Hafner was granted 1,251 common shares in consideration for board fees of $7,060;
●	Mr. Alexander Zwyer was granted 814 common shares in consideration for board fees of $4,595;
●	Mr. George Apostol was granted 366 common shares in consideration for board fees of $2,068;
●	Mr. Gian-Marco Rinaldi was granted 807 common shares in consideration for board fees of $4,555;
●	Ms. Audrey Greenberg was granted 266 common shares in consideration for board fees of $1,502; and
●	Ms. Florence Aknin Allouche was granted 266 common shares in consideration for board fees of $1,502.

Employment Agreements with Senior Management

We have entered into written employment or service agreements with our Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, currently our only members of senior management. Except for our Chief Executive Officer, our other members of the management team are not engaged as full-time employees as of December 31, 2024. We have entered into consulting or employment agreements with our other management and employees. All of these agreements contained provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors’ and officers’ liability insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation and governance committee, and, in certain circumstances, upon approval by our shareholders.

C. Board Practices

Board of Directors

On May 3, 2023, our board of directors resolved to consider increasing the size of the board of directors by two seats and seek U.S. based, industry experts as candidates to potentially serve as independent directors at our next annual general shareholders meeting.

Our board of directors is currently composed of five directors. Each director is elected for a one-year term. Messrs. Hafner, Rinaldi and Zwyer were reappointed at the annual shareholders’ meeting held on June 30, 2023. Audrey Greenberg and Anthony Walsh were elected to the board of directors at the annual shareholders’ meeting held on June 30, 2023. Claudio L.A. Bassetti and Florence Allouche Aknin joined the board of directors effective January 1, 2024. Mr. Walsh resigned from the board of directors on April 3, 2024. Dr. Apostol resigned from the board of directors on May 28, 2024. Mr. Samuel was elected to the board of directors at an extraordinary shareholders’ meeting held on October 3, 2024. Dr. Bassetti resigned from the board of directors on November 15, 2024. Ms. Greenberg resigned from the board of directors on April 18, 2025. The resignations are consistent with the Company’s ongoing efforts to reduce cash burn and aligns with the anticipated post-merger composition of the board of directors, pursuant to which all current directors, with one exception, are expected to step down.

Swiss law requires that any listed company exceeding two of the three thresholds specified in art. 727 para. 1 no. 2 of the Swiss Code of Obligations, or the CO, in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the senior management team. If a company fails to comply, it must be disclosed in a statutory compensation report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. For our board of directors, this rule will apply, subject to meeting the thresholds required under the CO, from the business year 2026, whereas for the senior management team from the business year 2031. The triggering thresholds are (i) a balance sheet total of CHF 20 million, (ii) sales revenue of CHF 40 million and (iii) an average of 250 full-time employees per year.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Florence Allouche Aknin, Olivier Samuel, Ronald Hafner and Gian-Marco Rinaldi are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, our independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and senior management.

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

Our audit committee currently consists of Gian-Marco Rinaldi, Florence Allouche Aknin and Olivier Samuel, who meet the requirements for financial literacy under Nasdaq rules. Mr. Rinaldi serves as chairperson of the audit committee and our board of directors has determined that Mr. Rinaldi is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

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

As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d) and 5605(e) which set forth certain requirements as to the responsibilities, composition and independence of compensation committees and the nomination of directors for election by shareholders, respectively. See “Differences between Swiss Laws and Nasdaq Requirements.”

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

D. Employees.

As of May 15, 2025, we have three senior management members, of which our Chief Executive Officer is a full-time employee, while the other members of the senior management team are part-time consultants. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of May 15, 2025 by:

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

	No. of Shares Beneficially Owned(1)	Percentage Owned(1)
Executive Officers and Directors
Ronald Hafner(2)	556,932	15.0%
Alexander C. Zwyer(3)	1,614	*	%
Nicole Fernandez – McGovern	—	—
Eric Konofal(4)	51,110	*	%
Olivier Samuel	—	—
Gian-Marco Rinaldi(5)	15,658	*	%
Florence Allouche Aknin(6)	5,421	*	%
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl(7)	415,826	10.9%
Alpha Capital Anstalt(8)	359,404	9.99%
Revel Family(9)	378,024	10.0%

**	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The percentages shown are based on 3,597,641 common shares issued and outstanding as of May 15, 2025.

(2)

Consists of an aggregate of (i) 437,919 common shares, (ii) 3,227 common shares issuable upon exercise of options vested and exercisable within 60 days of May 15, 2025, (iii) 13,054 common shares issuable upon exercise of common warrants exercisable within 60 days of May 15, 2025, (iv) 100,807 common shares issuable upon exercise of common warrants exercisable within 60 days of May 15, 2025, subject to a beneficial ownership limitation of 9.99%, and (v) 1,925 common shares issuable upon exercise of pre-funded warrants exercisable within 60 days of May 15, 2025, subject to a beneficial ownership limitation of 4.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in Mr. Ronald Hafner owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. Mr. Hafner is Chairman of NLS Pharmaceutics Ltd.

(3)	Consists of an aggregate of 1,614 common shares issuable upon exercise of options within 60 days of May 15, 2025.

(4)	Consists of an aggregate of (i) 48,528 common shares, and (ii) 2,582 common shares issuable upon exercise of options within 60 days of May 15, 2025.

(5)

Consists of an aggregate of (i) 12,399 common shares, (ii) 1,614 common shares issuable upon exercise of options within 60 days of May 15, 2025, and (iii) 1,645 common shares issuable upon exercise of common warrants exercisable within 60 days of May 15, 2025.

(6)	Consists of (i) 3,005 common shares, and (ii) 2,416 common shares issuable upon exercise of options within 60 days of May 15, 2025.

(7)	Consists of (i) 207,913 common shares, and (ii) 207,913 common shares issuable upon exercise of common warrants exercisable within 60 days of May 15, 2025, subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl. The address of League Jinn Sarl is 4-6 Rue Du Fort Rheinsheim, L-2419, Luxemburg.

(8)	Consists of (i) 161,290 common shares, (ii) 757,576 common shares issuable upon conversion of preferred shares within 60 days of May 15, 2025, (iii) 700,337 common shares issuable upon exercise of common warrants within 60 days of May 15, 2025, and (iv) 441,452 common shares issuable upon conversion of Preferred Participation Certificates within 60 days of May 15, 2025. The warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts Alpha from exercising that portion of the warrants that would result in Alpha and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. As a result, the number of common shares reflected in the table owned by Alpha includes (a) any outstanding common shares held by such shareholder, and (b) if any, the number of preferred shares and warrants convertible into common shares that the holder has the right to acquire within 60 days of May 15, 2025 without such holder or any of such holder’s affiliates beneficially owning more than the beneficial ownership limitation of 9.99%. The address for Alpha is Lettstrasse 32, Vaduz 9490, Liechtenstein. Nicola Feuerstein, a Director of Alpha, holds voting and dispositive power over the securities held by Alpha.

(9)	Consists of (i) 189,012 common shares, and (ii) 189,012 common shares issuable upon exercise of common warrants exercisable within 60 days of May 15, 2025, subject to a beneficial ownership limitation of 9.99%. Revel Family Ltd. is controlled by Michel Revel, its sole equity owner, who holds voting and dispositive power over the securities. The address of Revel Family Ltd. is 52 HaNasi HaRishon Street, Rehovot, Israel, 7630242.

Significant Changes in Ownership by Major Shareholders

To our knowledge, during the past three years, there have been decreases in their relative percentage of ownership of our major shareholders as a result of our initial public offering and other equity issuances and an addition of a major shareholder due to multiple investments made in the Company during 2024, except for the following:

●	As of May 15, 2025, following issuance of common shares and warrants exercisable into common shares of the Company in certain private placement transactions dated October 2024 (see “Item 5. Operating and Financial Review and Prospects — Components of Operating Results — Recent Financing Agreements”) to Mr. Ronald Hafner, our Chairman and shareholder, and following an assignment of shares from another shareholder to Mr. Hafner in exchange for the satisfaction of a debt held by Mr. Hafner, Mr. Hafner became a beneficial owner of approximately 15.0% of our common shares, reflecting an increase from the percentage owned as reported in our annual report on Form 20-F for the year ended December 31, 2024, which stated that as of May 14, 2024, Mr. Hafner beneficially owned 4.8%.

Record Holders

As of the date of this annual report, there was a total of 28 holders of record of our common shares, of which at least 6 have, to the best of our knowledge, a registered address in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written agreements with our Chief Executive Officer, Chief Financial Officer and Chief Scientific Medical Officer. Except for our Chief Executive Officer, other members of management are not engaged as full-time employees as of December 31, 2024.

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

Alexander Zwyer Employment Agreement

On April 9, 2021, we entered into a new employment agreement with Mr. Zwyer, effective as of May 1, 2021, relating to his service as our Chief Executive Officer. Pursuant to his employment agreement, we have agreed to pay Mr. Zwyer a base annual salary of CHF 410,400, and a bonus payment, subject to the discretion of the board of directors. The employment agreement also provides that either party may terminate the employment agreement with 12 months’ prior notice, and that Mr. Zwyer will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. Upon the Closing of the Merger, Mr. Zwyer’s employment shall be terminated.

Eric Konofal Consulting Agreement

In February 2021, we entered into a consulting agreement with Mr. Eric Konofal, our current Chief Scientific Officer, pursuant to which we agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. We entered into a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role. Upon the Closing of the Merger, Mr. Konofal’s consulting agreement shall be terminated

Nicole Fernandez-McGovern Services Agreement

On October 15, 2024, we entered into a consulting agreement with RCM Financial Consulting, Inc., to have Nicole Fernandez-McGovern provide interim part-time Chief Financial Officer services for $18,000 per month.  The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Ms. Fernandez-McGovern that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses.

Shareholders and Officer and Director Loans

Short Term Loan Agreement

On September 28, 2023 and November 15, 2023, we entered into the Short Term Loan Agreements with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Short Term Lender, providing for unsecured loans to the Company in the aggregate amount of CHF 500,000 and CHF 250,000, respectively, or the Short Term Loans. Pursuant to the Short Term Loan Agreements, the Short Term Loans bear interest at a rate of 10% per annum and matures on November 30, 2023.

As previously reported, on March 18, 2024, we entered into an addendum with the Short Term Lender providing for an extension of the maturity date under the Short Term Loan Agreement dated September 28, 2023 to December 31, 2024.

On May 13, 2024, we entered into the second short term addendum, or the Second Short Term Addendum, to the Short Term Loan Agreement dated September 28, 2023, and a short term addendum, or the Short Term Addendum, to the Short Term Loan Agreement dated November 15, 2023, with the Short Term Lender providing for an extension of the maturity date under the Loan Agreements to June 30, 2025.

Bridge Loans

On November 15, 2023, we entered into the Bridge Loan Agreements with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Bridge Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Bridge Loan. Pursuant to the Bridge Loan Agreements, the Bridge Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

Addendums to Loan Agreements

On March 18, 2024, we entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, or the Short Term Loan Addendum, and a series of addendums to the Bridge Loan Agreements with the Bridge Lenders, or the Bridge Loan Addendums each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024. On May 16, 2024, the Company entered into additional bridge loan addendums, or the Second Bridge Loan Addendums, to the Bridge Loan Agreement dated November 15, 2023, with Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for an extension of the maturity date under each of the Loan Agreements to June 30, 2025.

Aexon License Agreement

On March 19, 2024, we entered into an exclusive license agreement, or the License Agreement, with Aexon. Pursuant to the License Agreement, Aexon granted the Company an exclusive, royalty-bearing license, or the License, with the right to grant sublicenses in multiple tiers according to the terms of the License Agreement. Subject to earlier termination of the License Agreement in accordance with its terms, the term of the License Agreement is from the effective date of the License Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the License Agreement) of a patent identified in the License Agreement and patents owned by Aexon as of the date of the License Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the License Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent. As of the date of this annual report, Alexander Zwyer owns 35% of Aexon, and Eric Konofal owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which we have a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs.

We made an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option for the License Agreement, of which $40,000 was paid in cash and the remaining $130,000 was paid in 23,028 common shares. In addition, Aexon will receive 15% of all proceeds earned by us in any future sub-licensing agreements. We must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the License Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if we challenge the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the License Agreement, we agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5% and 15% which may decrease or increase up to 30% if we challenge the validity of the patents under the agreement, depending on the result of such challenge. In January 2025 through April 2025, we paid $50,000 in consideration for 50% of the proof of concept first milestone under the License Agreement.

Debt Conversion

During the month of October 2024, we entered into Debt Forgiveness Agreements with certain lenders, including Alexander Zwyer, Ronald Hafner, Eric Konofal, Florence Allouche Aknin, Audrey Greenberg and Gian-Marco Rinaldi, or the Lenders, pursuant to which the Company issued an aggregate of 493,986 common shares, par value CHF 0.80 per share, or the Common Shares, of the Company, at a conversion price of $5.65 (rounded) per share, in full satisfaction of an aggregate amount of CHF 2,089,945 ($2,296,643) and $492,007 in loans and advances previously provided to the Company by the Lenders, or collectively, the Loan Agreements described under “— Shareholders and Officer and Director Loans” above. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

October 2024 Financings

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors, including Ronald Hafner. Under this agreement, we issued and sold 806,452 common shares and warrants to purchase an additional 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible preferred shares at a purchase price of $4.96 per share. The preferred shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible preferred shares starting six months after the closing and continuing as long as they own preferred shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

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

Cambrex Corporation

On December 1, 2023, we received a letter from Cambrex Corporation, stating that as of December 1, 2023, we had an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723.23. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $200,013, which effectively resolved the creditor claim.

Clinilabs, Inc.

On August 21, 2024, the Company received a letter from Dunn Lambert LLC, the law firm representing Clinilabs, stating that a complaint had been filed in the Superior Court of New Jersey. The complaint concerns three unpaid invoices totaling $886,412.46, plus interest at a rate of 6%. On June 1, 2023, Clinilabs entered into a start-up agreement with us. On December 4, 2023, we received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from us for unpaid service fees. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in consideration of $500,222.91 and 49,475 common shares equal in value to $279,299.90, which effectively resolved the creditor claim.

CoreRX, Inc.

On December 11, 2023, we received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX. On December 11, 2023, we and CoreRX agreed to a structured payment plan in which we agreed to pay CoreRX a total amount of $1,007,700.50. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $511,835, which effectively resolved the creditor claim.

Université de Lausanne

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position. On 9 May 2025, the Company filed a statement of defense and asserted a counterclaim in CHF 30,000 plus compensatory interests at a rate of 5% per annum since June 29, 2022.

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

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Since January 30, 2021, our common shares and Warrants trade on Nasdaq under the symbols “NLSP” and NLSPW”, respectively.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	ATM Sales Agreement, dated March 4, 2022 by and between NLS Pharmaceutics Ltd. and Virtu Americas LLC. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Short Term Loan Agreement, dated September 28, 2023 by and between NLS Pharmaceutics Ltd., and Ronald Hafner. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Short Term Loan Agreements, dated November 15, 2023, by and between NLS Pharmaceutics Ltd., and certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	License Agreement, dated March 19, 2024, by and between NLS Pharmaceutics Ltd. and Aexon Labs, Inc., a Delaware corporation. See Item 4. “Business Overview – Additional Pre-Clinical Compounds” for more information about this document.

●	Securities Purchase Agreement, dated March 20, 2024, by and between NLS Pharmaceutics Ltd., Armistice Capital Master Fund Ltd., and Lind Global Fund II LP. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated June 28, 2024, by and between NLS Pharmaceutics Ltd., Armistice Capital Master Fund Ltd., and Intracoastal Capital LLC. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Warrant Amendment Agreement, dated September 16, 2024, by and between NLS Pharmaceutics Ltd. and Armistice Capital Master Fund Ltd. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated October 9, 2024, by and among NLS Pharmaceutics Ltd., Rainforest Partners LLC, Revel Family LTD, Ronald Hafner, Jürgen Bauer, Alpha, and League Jinn SARL. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated October 9, 2024, by and between NLS Pharmaceutics Ltd. and Alpha. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Agreement and Plan of Merger, dated November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. See Item 4. “Information on the Company – Agreement and Plan of Merger with Kadimastem” for more information about this document.

●	Securities Purchase Agreement, dated December 4, 2024, by and between NLS Pharmaceutics Ltd. and Alpha. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Securities Purchase Agreement, dated March 27, 2025, by and between NLS Pharmaceutics Ltd. and accredited investors. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

●	Common Shares Purchase Agreement, dated March 31, 2025, by and between NLS Pharmaceutics Ltd. and Alpha. See Item 5. “Operating and Financial Review and Prospects – Recent Financing Agreements” for more information about this document.

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

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss company, subject to taxation in the Canton of Zurich as from December 10, 2021 onwards (formerly, Canton of Nidwalden). The Company is taxed at a current effective income tax rate of approximately 19% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.16% is levied on the net equity of the Company.

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

Individuals and corporations not resident in Switzerland for tax purposes and not holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the common shares and/or Warrants.

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

Implementation of the OECD Global Minimum Tax in Switzerland

In light of the OECD Base erosion and profit shifting initiative, Switzerland has introduced by means of an ordinance the OECD global minimum tax rate for large multinational enterprises. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax in Switzerland from January 1, 2024, and in its meeting on September 4, 2024 the Federal Council decided to additionally implement the international minimum tax from January 1, 2025. Based on such ordinance large multinational enterprises with global turnover of at least EUR 750 million which are effectively taxed below 15% will be liable to a top-up tax (“Ergänzungssteuer”), in line with the OECD framework for the Qualified Domestic Minimum Top-up Tax and the Income Inclusion Rule up to 15% minimum taxation.

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

I. Subsidiary Information.

Our wholly owned subsidiaries include NLS Pharmaceutics Inc., a Delaware corporation incorporated on April 27, 2021, and NLS Pharmaceutics (Israel) Ltd., an Israeli company incorporated on November 3, 2024.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. As of December 31, 2024, our disclosure controls and procedures were not effective as a result of our material weaknesses in our internal control over financial reporting.

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

As described in Item 3.D. “Risk Factors,” as of December 31, 2024, we have material weaknesses in our internal control over financial reporting relating to a lack of sufficient number of trained professionals with an appropriate level of accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2024. We have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting. We conducted an analysis to identify the underlying reasons for the material weaknesses. This involved assessing risk factors, understanding process gaps, and pinpointing areas that needed improvement. As part of our remediation, we have transitioned the accounting processes to a dedicated team with U.S. GAAP and SEC reporting knowledge, with the support of additional external advisors. While we believe that these efforts will improve our internal control over financial reporting in accordance with U.S. GAAP and SEC reporting requirements, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. This change strengthens our internal controls and ensures compliance with US GAAP.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, we have taken steps towards remediating the material weaknesses and to strengthen our internal control over financial reporting, by transitioning the accounting processes to a dedicated team with U.S. GAAP and SEC reporting knowledge, with the support of additional external advisors. This measure was implemented to enhance the effectiveness and reliability of our financial reporting. We have appointed a Chief Financial Officer with U.S. GAAP and SEC reporting knowledge to lead the internal preparation of half-yearly and yearly financial statements, enabling us to identify and evaluate accounting treatment of any new activity and publish our half-yearly and yearly financial statements. The implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On June 27, 2024, our shareholders approved the appointment of Marcum LLP, an independent registered public accounting firm, to serve as our statutory auditor for the year ended December 31, 2024, after our former auditor PricewaterhouseCoopers AG, informed us that they would not seek reelection as our independent registered public accounting firm. The following table provides information regarding fees billed by Marcum LLP, an independent registered public accounting firm, and PricewaterhouseCoopers AG, independent registered public accounting firm, or PwC, including audit services, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023(3)
Audit fees (1)	$177,886	$332,690
Audit-related fees (2)	121,663	-
Tax fees	-	-
All other fees		-
Total	$299,549	$332,690

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)

This includes audit-related fees paid to PwC for the year ended December 31, 2024. Audit-related fees relate to work regarding preparation of our Registration Statement on Form F-1, resale Registration Statement on Form F-3 and our Merger-related Registration Statement on Form F-4 and amendments thereto.

(3)	PwC only.

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

ITEM 16G. CORPORATE GOVERNANCE

Differences between Swiss Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with Nasdaq rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Swiss law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by Nasdaq rules for U.S. domestic registrants.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in the Company’s securities, as well as certain pre-clearance procedures that directors and senior management must observe prior to effecting any transaction in our securities.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11(b) to this Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of the annual report.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on November 15, 2024).
2.1*	Description of Securities
4.1	Share Option Plan Regulation 2021 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 22, 2021).
4.2	At-the-Market Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, dated March 3, 2022 (filed as Exhibit 1.1 to Form 6-K (File No. 001-39957) filed on March 4, 2022).
4.3	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.4	Form of Pre-Funded Warrant (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.5	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K File No. 001-39957) filed April 14, 2022).
4.6	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.7	Form of Short Term Note Agreement (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed August 23, 2022).
4.8	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 3, 2022).
4.9	Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and Armistice Capital Master Fund Ltd. and Lind Global Fund II LP, dated March 20, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed March 21, 2024).
4.10	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-39957) filed March 21, 2024).
4.11	Form of Placement Agent Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed March 21, 2024).
4.12	Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and Armistice Capital Master Fund Ltd. and Intracoastal Capital LLC, dated June 28, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.13	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.14	Form of Series A Placement Agent Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.15	Form of Series B Placement Agent Warrant (filed as Exhibit 4.3 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.16	Form of Warrant Amendment Agreement, by and between NLS Pharmaceutics Ltd. and Armistice Capital Master Fund Ltd., dated September 16, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed September 16, 2024).
4.17	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to Form 6-K (File No. 001-39957) filed September 16, 2024).
4.18	Form of Equity Securities Purchase Agreement, dated October 9, 2024, by and among NLS Pharmaceutics and certain purchasers thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 11, 2024).

4.19	Form of Debt Securities Purchase Agreement, dated October 9, 2024, by and among NLS Pharmaceutics and certain purchasers thereto (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.20	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.21	Form of Pre-Funded Warrant (filed as Exhibit 99.5 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.22	Form of Warrant Amendment Agreement (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.23	Form of Registration Rights Agreement (equity) (filed as Exhibit 99.6 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.24	Form of Registration Rights Agreement (debt) (filed as Exhibit 99.7 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.25	Form of Exchange Agreement (filed as Exhibit 99.8 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.26	Agreement and Plan of Merger, dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed November 5, 2024).
4.27	First Amendment to Agreement and Plan of Merger, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd., dated January 30, 2025 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed January 30, 2025).
4.28*	Second Amendment to Agreement and Plan of Merger, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd., dated February 17, 2025.
4.29	Third Amendment to Agreement and Plan of Merger, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd., dated May 5, 2025 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed May 5, 2025).
4.30	Form of Contingent Value Rights Agreement,by and between NLS Pharmaceutics Ltd. and VStock Transfer, LLC, dated November 4, 2024 (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed November 5, 2024).
4.31	Form of Support Agreement, by and between NLS Pharmaceutics Ltd. and certain shareholders of Kadimastem Ltd., dated November 4, 2024 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed November 5, 2024).
4.32	Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and Alpha Capital Anstalt, dated December 4, 2024 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 5, 2024).
4.33	Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and certain accredited investors, dated March 27, 2025 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed March 28, 2025).
4.34	Common Shares Purchase Agreement, by and between NLS Pharmaceutics Ltd. and an institutional investor, dated March 31, 2025 (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed April 1, 2025).
4.35	Form of Pre-Funded Warrant (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed March 31, 2025).
4.36	Registration Rights Agreement, by and between NLS Pharmaceutics Ltd. and the investors party thereto, dated March 27, 2025 (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed March 31, 2025).
4.37	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to Annual Report on Form 20-F filed on May 14, 2021).
4.38	Amendment No. 1 to Pre-Funded Warrant dated April 26, 2023 between NLS Pharmaceutics Ltd. and the pre-funded warrant holders named therein (filed as Exhibit 4.17 to Annual Report on Form 20-F filed May 15, 2024).
4.39	License Agreement by and between NLS Pharmaceutics Ltd. and Aexon Labs Inc., dated March 19, 2024 (filed as Exhibit 4.18 to Annual Report on Form 20-F (File No. 001-39957) filed May 15, 2024).
4.40	Addendum to Loan Agreement dated November 15, 2023 (filed as Exhibit 99.2 to Form 6-K filed May 14, 2024).
4.41	Second Addendum to Loan Agreement dated September 28, 2023 (filed as Exhibit 99.1 to Form 6-K filed May 14, 2024).
8.1*	Listing of Subsidiaries (filed as Exhibit 8.1 to Annual Report on Form 20-F filed on May 14, 2021).
11(b)*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of PricewaterhouseCoopers AG.
15.2*	Consent of Marcum LLP.
97.1	Clawback Policy (filed as Exhibit 97.1 to Annual Report on Form 20-F filed May 15, 2024).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations and Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Deficit; (iv) Statements of Cash Flows; and (v) Notes to the financial statements, tagged as blocks of text and in detail.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NLS Pharmaceutics Ltd.

Date May 16, 2025	By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

	By:	/s/ Nicole Fernandez-McGovern
Nicole Fernandez-McGovern
Chief Financial Officer

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

NLS PHARMACEUTICS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit[we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2024.

New York

May 16, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has generated operating losses and expects to continue to generate operating losses and negative operating cash flows and its existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland

May 15, 2024, except for the effects of the reverse share split discussed in Note 2 to the consolidated financial statements, as to which the date is May 16, 2025

We served as the Company’s auditor from 2021 to 2024.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,665,395	$897,680
Prepaid expenses and other current assets (Note 3)	560,157	925,382
Total current assets	2,225,552	1,823,062

Property and equipment, net	7,290	6,694
Other assets	283	16,885
Total assets	$2,233,125	$1,846,641

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related party of $15,000 and $265,864, as of December 31, 2024 and 2023, respectively	$515,486	$4,633,534
Related party short-term loans of $0 and $1,633,746, as of December 31, 2024, and 2023, respectively	-	1,633,746
Other accrued liabilities	311,278	1,652,270
Total current liabilities	826,764	7,919,550

Deferred revenues	-	2,499,969
Accrued pension liability	-	260,685
Total liabilities	826,764	10,680,204

Commitments and contingencies (Note 9)

Shareholders’ equity (deficit):
Preferred shares, CHF 0.80 ($0.80) par value, 206,452 registered shares issued and outstanding at December 31, 2024	2,740,958	-
Common shares, CHF 0.80 ($0.80) par value, 3,159,535 and 810,722 registered shares issued and outstanding at December 31, 2024 and 2023, respectively	166,353	668,555
Additional paid-in capital	72,820,671	61,029,437
Accumulated deficit	(74,430,474)	(70,373,484)
Accumulated other comprehensive loss	108,853	(158,071)
Total shareholders’ equity (deficit)	1,406,361	(8,833,563)
Total liabilities and shareholders’ equity (deficit)	$2,233,125	$1,846,641

The accompanying notes are an integral part of these consolidated financial statements.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2024	2023	2022
OPERATIONS:
Operating expenses:
Research and development	$422,051	$5,908,288	$8,976,643
General and administrative	3,214,224	5,898,775	6,505,721
Merger transaction costs	743,838	-	-
Total operating expenses	4,380,113	11,807,063	15,482,364

Operating loss	(4,380,113)	(11,807,063)	(15,482,364)

Other income (expense):
Other income due to the termination of EF License Agreement	2,499,969	-	-
Other income (expense), net	49,351	(219,812)	10,045
Interest expense	(45,054)	(119,920)	(95,211)
Interest on related party loans	(104,963)	(25,233)	(5,655)
Loss on extinguishment of convertible notes	-	-	(922,495)
Total other income (expense)	2,399,303	(364,965)	(1,013,316)

Net loss	(1,980,810)	(12,172,029)	(16,495,680)
Deemed dividend	(2,076,180)	-	-
Net loss attributable to common stockholders	(4,056,990)	(12,172,029)	(16,495,680)

Basic and diluted net loss per common share (i)	$(2.63)	$(12.75)	$(33.52)

Weighted average common shares used in computing basic and diluted net loss per common share (i)	1,543,283	954,401	492,066

COMPREHENSIVE LOSS:
Net loss	$(1,980,810)	$(12,172,029)	$(16,495,680)
Defined pension plan adjustments	266,924	(107,280)	100,948
Total comprehensive loss	$(1,713,887)	$(12,279,309)	$(16,394,732)

Basic and diluted net loss per common share	$(2.63)	$(12.75)	$(33.52)

Weighted average common shares used in computing basic and diluted net loss per common share	1,543,283	954,401	492,066

(i)	Adjusted for the effect of a 1-to-40 reverse share split that was effective September 27, 2024 (See note 2).

The accompanying notes are an integral part of these consolidated financial statements.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Preferred Shares		Common Shares		Additional Paid in	(Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit)	Loss	Total
BALANCE, January 1, 2022	-	$-	405,585	$314,948	$42,084,954	$(41,705,775)	$(151,739)	$542,388
Issuance of common shares direct offering, net		-	75,384	60,308	1,851,205	-	-	1,911,513
Issuance of warrants, net	-	-	-	-	2,047,208	-	-	2,047,208
Issuance of pre-funded warrants, net	-	-	-	-	5,348,882	-	-	5,348,882
Issuance of common shares in At-The-Market (ATM) financing	-	-	-	440	30,553	-	-	30,993
Exercise of pre-funded warrants	-	-	-	23,692	-	-	-	23,692
Issuance of common shares in private placement offerings, net	-	-	266,842	218,838	7,056,711	-	-	7,275,549
Conversion of convertible notes payable	-	-	62,911	50,329	2,422,287	-	-	2,472,616
Stock-based compensation	-	-	-	-	22,730	-	-	22,730
Defined pension plan adjustments	-	-	-	-	-	-	100,948	100,948
Net loss	-	-	-	-	-	(16,495,680)		(16,495,680)
BALANCE, DECEMBER 31, 2022	-	-	810,722	668,555	60,864,530	(58,201,455)	(50,791)	$3,280,839
Stock based compensation	-	-	-	-	164,907	-	-	164,907
Defined pension plan adjustments	-	-	-	-	-	-	(107,280)	(107,280)
Net loss	-	-	-	-	-	(12,172,029)	-	(12,172,029)
BALANCE, DECEMBER 31, 2023	-	-	810,722	668,555	61,029,437	(70,373,484)	(158,071)	$(8,833,563)
Issuance of common shares in private placement offerings, net	-	-	1,063,396	922,391	4,330,334	-	-	5,252,725
Issuance of preferred shares for assumption of debt	806,452	708,969	-	-	3,291,031	-	-	4,000,000
Conversion of preferred shares into common shares	(600,000)	(542,616)	600,000	542,616	-	-	-	-
Issuance of common shares upon debt conversion	-	-	493,986	434,273	2,354,377	-	-	2,788,650
Exercise of pre-funded warrants	-	-	191,431	173,123	-	-	-	173,123
Equity issuance costs					(386,332)			(386,332)
Stock based compensation	-	-	-	-	125,644	-	-	125,644
Defined pension plan adjustments	-	-	-	-	-	-	266,924	266,924
Deemed dividend	-	-	-	-	2,076,180	(2,076,180)	-	-
Net loss	-	-	-	-	-	(1,980,810)	-	(1,980,810)
BALANCE, DECEMBER 31, 2024	206,452	$166,353	3,159,535	$2,740,958	$72,820,671	$(74,430,474)	$108,853	$1,406,361

Adjusted for the effect of a 1-to-40 reverse share split that was effective September 27, 2024 (See note 2).

The accompanying notes are an integral part of these consolidated financial statements.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023		2022
Cash Flows From Operating Activities:
Net loss	$(1,980,810)		$(12,172,029)	$(16,495,680)
Adjustments to reconcile net loss to net cash used in operating activities:
Periodic pension costs	6,239		59,526	(34,142)
Depreciation expense	3,321		11,408	11,408
Stock-based compensation	125,644		164,906	22,730
Other income due to the termination of EF License Agreement	(2,499,969)		-	-
Amortization of debt discounts	-		-	67,008
Loss on conversion of convertible notes payable	-		-	922,495
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	365,225		(632,125)	698,116
Other assets	16,602
Accounts payable	(118,047)		2,260,258	636,263
Interest payable	-		25,605	20,121
Other accrued liabilities	(186,089)		640,228	319,989
Other long term liabilities	-		(42,243)	(47,679)
Net cash used in operating activities	(4,267,884)		(9,684,466)	(13,879,371)

Cash Flows From Investing Activities:
Purchases of property and equipment	(3,917)		-	-
Net cash used in investing activities	(3,917)		-	-

Cash Flows From Financing Activities:
Proceeds from the issuance of common shares in ATM financing	-		-	30,993
Proceeds from the issuance of common shares in registered direct offerings	-		-	1,911,513
Proceeds from the issuance of common shares in private placement offerings	5,252,725		-	7,275,549
Proceeds from the issuance of pre-funded warrants	-		-	5,348,882
Proceeds from issuance of convertible notes payable	-		-	1,530,000
Exercise of pre-funded warrants	173,123		-	23,692
Equity issuance costs	(386,332)		-	(704,160)
Proceeds from the issuance of warrants	-		-	1,980,200
Proceeds from related party short term loan	-		1,633,746	-
Net cash provided by financing activities	5,039,516		1,633,746	17,396,669

Effect of exchange rate on cash and cash equivalents	-		-	(100)

Change in cash and cash equivalents	767,715		(8,050,720)	3,517,198
Cash and cash equivalents at the beginning of period	897,680		8,948,400	5,431,202
Cash and cash equivalents at the end of period	$1,665,395		$897,680	$8,948,400

Supplemental disclosure of non-cash investing and financing activities:
Cash paid for interest	$467		$145,153	$13,248
Issuance of note payable for prepaid insurance	$-	$		$704,160
Issuance of preferred shares for the assumption of debt	$4,000,000		$-	$-
Issuance of common shares for debt conversion	2,788,650
Issuance of common shares for conversion of preferred shares	18,000
Change in accrued pension liability reflected in accumulated other comprehensive income	260,685
Deemed dividend	2,076,180		$-	$-
Debt discount on convertible loans	$-		$-	$67,008

The accompanying notes are an integral part of these consolidated financial statements.

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) and its wholly-owned subsidiaries NLS Pharmaceutics (Israel) Ltd., an Israeli company (the “Merger Sub”) and NLS Pharmaceutics Inc., a Delaware corporation, is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

The Company was established in June 2015 through the incorporation of its predecessor entities, NLS Pharma Ltd. and NLS-1 Pharma Ltd., in Switzerland. In April 2016, NLS-0 Pharma Ltd. was also incorporated. Subsequently, in a reorganization effective January 1, 2019, NLS Pharma Ltd. and NLS-0 Pharma Ltd. merged into NLS-1 Pharma Ltd., which was then renamed NLS Pharmaceutics Ltd. The Company went public on January 29, 2021, with its shares listed on the Nasdaq Capital Market. On April 27, 2021, the Company formed NLS Pharmaceutics Inc., a Delaware corporation (“NLS Inc.”). On November 3, 2024, the Company formed NLS Pharmaceutics (Israel) Ltd., an Israeli company for the purposes of the potential merger transaction.

The accompanying consolidated financial statements include the results of the Company and its wholly-owned subsidiaries. All references hereinafter to the Company mean the Company and its subsidiaries NLS Inc. and the Merger Sub.

Agreement and Plan of Merger

On November 4, 2024, the Company, the Merger Sub, and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.03 Swiss Franc (CHF) par value per share, of the Company (“Company Common Share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding shares of Company Common Shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform (such assets to be disposed, the “Legacy Assets”). It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrant holders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of a contingent value rights agreement, (the “CVR Agreement”).

At the Effective Time, each:

●	Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable Company Common Shares equal to the Exchange Ratio;

●	option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase Company Common Shares in accordance with the terms of the Merger Agreement:

●	each Company Common Share issued and outstanding immediately prior to the Effective time, and each Company Common Share acquirable upon the exercise of outstanding warrants and pre-funded warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right (“CVR”) pursuant to the terms of the Merger Agreement and the CVR Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the Company’s board of directors (the “Board”) and Kadimastem’s board of directors, and the Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

The Merger Agreement contains customary termination rights for each of the Company and Kadimastem, including the right of the Company and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before June 30, 2025. The Merger Agreement also provides that the Company shall pay to Kadimastem a termination fee of $10.0 million plus the Company Operating Expenses (as defined in the Merger Agreement), and the Transaction Expenses (as defined in the Merger Agreement) if the Company terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

Contingent Value Right Agreement

Prior to the Closing, the Company will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Going Concern

As of December 31, 2024, the Company had an accumulated deficit of approximately $74.4 million and the Company incurred an operating loss for the year ended December 31, 2024, of approximately $4.4 million. To date, the Company has dedicated most of its financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses. The Company has not generated revenues from its activities and has incurred substantial operating losses.

As of December 31, 2024, the Company’s cash and cash equivalents were $1.7 million. The Company’s existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these consolidated financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. The Company is actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. During October 2024, the Company completed a private financing round, debt conversions and forgiveness, and various vendor buy-outs. Additionally, on November 4, 2024, the Company entered into the Merger Agreement. The future viability of the Company is dependent on its ability to raise capital for payment of its vendors and to support on-going operations. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these consolidated financial statements.

Accordingly, the accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these consolidated financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these consolidated financial statements do not necessarily purport to represent realizable or settlement values. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Effective September 27, 2024, the Company filed amended Articles of Association with the commercial registry of Zurich reflecting an increase in share capital to CHF 937,600, divided into 1,172,000 registered shares with a nominal value of CHF 0.80 each and filed for a 1-for-40 reverse share split. The number of shares outstanding before and after the reverse split were adjusted accordingly on a retrospective basis. Further, on January 14, 2025, the shareholders of NLS approved a change in the par value of the common share from CHF 0.80 to CHF 0.03 per share, effective January 17, 2025. All share amounts reflect the par value of CHF 0.80 as of December 31, 2024 and no adjustments have been made for the change in par value to additional paid in capital for the reduction in par value.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these consolidated financial statements, the Company’s significant estimates include stock-based compensation, pension liabilities and the valuation allowance related to the Company’s deferred tax assets.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. On December 31, 2024 and 2023, all of the Company’s cash balances are deposited in one banking institution in Switzerland. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits of CHF 100,000 ($109,650) that are protected by esisuisse. Management regularly monitors the creditworthiness and financial stability of these banking institutions to mitigate credit risk. This review includes periodic evaluations of the banks’ financial health, regulatory standings, and credit ratings.

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

Revenue Recognition

Under ASC Topic 606 and the related amendments, Revenue from Contracts with Customers, the Company recognizes revenue when control of promised goods or services is transferred to the customer. The five-step model is applied, which includes identifying performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue when obligations are satisfied. Performance obligations are distinct when the customer can benefit from them independently, and the Company evaluates the distinctiveness considering factors such as intellectual property development and customer capabilities.

Variable consideration is estimated based on the likelihood of achievement, with constrained amounts included only if a significant reversal is unlikely. Transaction prices are allocated to performance obligations based on stand-alone selling prices, which may require judgment and references to comparable transactions, clinical trial probabilities, and expected option exercises.

Revenue from development and regulatory milestones is recognized under the most likely amount method, subject to the constraint that revenue is only recognized when it is probable that a significant reversal will not occur. Milestones tied to regulatory approvals or other external conditions are not considered probable until those conditions are met. At each reporting period, the Company reassesses the likelihood of milestone achievement and adjusts the transaction price as necessary. Any adjustments are recorded on a cumulative catch-up basis, impacting license revenues in the period of adjustment.

Sales-based royalties are recognized when the related sales occur or when the performance obligation is satisfied. Deferred revenue is recorded when payments exceed recognized revenue, including non-refundable payments.

As of December 31, 2024, the Company recognized $2.5 million from its exclusive license agreement (the “EF License Agreement”) as Other income due to the termination of the EF License Agreement. The amount represents a non-refundable upfront payment, which was retained by the Company after the early termination of the EF License Agreement, and falls outside the scope of ASC 606. See Note 7 for further details.

Research and Development

Costs for R&D of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

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

Debt Issuance Costs and Debt Discount

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, and are amortized to interest expense over the term of the related debt using the effective interest method. As of December 31, 2024 and 2023, the Company had no unamortized debt discount associated with its outstanding debt instruments.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is “more-likely-than-not” to be sustained were it to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

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

Preferred Shares

Upon issuance of a convertible preferred share instrument,  the Company evaluates its classification as either equity or debt. In accordance with ASC 480, the Company’s preferred shares were classified as permanent equity as it does not contain any mandatorily redeemable provisions. Further, in accordance with ASC 815-40, Derivatives and Hedging – Contracts in an Entity’s Own Equity, the preferred shares did not meet any of the criteria that would preclude equity classification. The Company concluded that the preferred shares were more akin to an equity-type instrument than a debt-type instrument, therefore the conversion features associated with the convertible preferred shares were deemed to be clearly and closely related to the host instrument and were not bifurcated as a derivative under ASC 815.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the diluted loss per common share computation for a period in which a net loss is reported or if their effect is anti-dilutive. Since the Company was in a loss position for all periods presented, basic and diluted weighted average shares outstanding are the same, as the inclusion of the incremental shares would be anti-dilutive.

A summary of the potentially dilutive securities that were excluded from diluted net loss per share each year because their effect would be antidilutive are presented as follows:

	December 31,
	2024	2023	2022
Stock Options	34,417	46,591	33,328
Warrants (excluding pre-funded)	1,455,288	332,450	332,450
Convertible preferred shares	206,452	-	-
	1,696,157	379,041	365,778

Adjusted for the effect of a 1-to-40 reverse share split that was effective September 27, 2024

Segment Reporting

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly provided to the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The CODM uses consolidated net income (loss) to assess performance, evaluate cost optimization, and allocate resources, including personnel-related and financial or capital resources, in the annual budget and forecasting process, as well as budget-to-actual variances on a monthly basis. As such, the Company has determined that it operates as one operating and reportable segment.

The significant expenses regularly reviewed by the CODM are consistent with those reported on the Company’s consolidated statement of operations and expenses are not regularly reviewed on a more disaggregated basis for assessing segment performance and deciding how to allocate resources. The CODM does not regularly review total assets for the Company’s single reportable segment as total assets are not used to assess performance or allocate resources.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU enhances segment disclosure requirements by requiring entities to disclose significant segment expenses that are regularly provided to the CODM and included in each reported measure of a segment’s profit or loss. Additionally, the ASU requires disclosure of the title and position of the individual identified as the CODM, along with a description of how the CODM uses the reported segment measures to assess performance and allocate resources. For the Company, the Chief Executive Officer (CEO) serves as the CODM, as the CEO is responsible for allocating resources to and assessing the performance of the Company’s operating segments.

The standard is effective for annual periods beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted the ASU retrospectively as of December 31, 2024. The adoption of this standard had an immaterial impact on the Company’s consolidated financial statements and related disclosures for all periods presented.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 requires public business entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages. The guidance requires the rate reconciliation to include specific categories and provides further guidance on disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income (loss) from continuing operations by the applicable statutory rate. For entities reconciling to the US statutory rate of 21%, this would generally require disclosing any reconciling items that impact the rate by 1.05% or more. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is expected to have a financial statement disclosure impact only and is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE”), a new accounting standard to improve the disclosures about an entity’s expenses and address requests from investors for more detailed information about the types of expenses included in commonly presented expense captions. The new standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with retrospective application permitted. The Company is evaluating the disclosure requirements related to the new standard and its impact on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements currently in effect that may impact its consolidated financial statements and does not believe any other recently issued standards will have a material impact on its financial position or results of operations.

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2024, and 2023:

	December 31,
	2024	2023

Vendor prepayments	$65,237	$821,266
VAT recoverable and other current assets	49,479	24,433
Other short-term receivables	400,000	10,664
Prepaid insurance	42,470	69,019
Prepaid expenses	2,970	-

Total prepaid expenses and other current assets	$560,157	$925,382

During the period ended December 31, 2024, the Company provided working capital advances totaling $400,000 to Kadimastem, a third party with which the Company is engaged in merger negotiations. These funds were provided to support Kadimastem’s ongoing operations and are recorded as Other Receivable on the balance sheet. The funds are repayable on demand or upon termination of the merger discussions. If the merger is completed, the advances will be eliminated in consolidation. The Company’s ability to recover these funds is dependent on the outcome of the merger transaction. As of December 31, 2024, no allowance for uncollectibility has been recorded, as management believes the amounts are recoverable.

Note 4

Property and Equipment, net:

The Company’s property and equipment consisted of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Cost
Furniture and fixtures	$17,258	$13,341
Software	26,219	26,219
Total cost	43,477	39,560
Accumulated depreciation	(36,187)	(32,866)

Total property and equipment, net	$7,290	$6,694

Depreciation expense was $3,321, $11,408 and $11,408 for the years ended December 31, 2024, 2023 and 2022.

Note 5

Related party short-term loans:

On September 28, 2023 and November 15, 2023, the Company entered into a series of short term loan agreements (the “Short Term Loan Agreements”) with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans to the Company in the aggregate amount of CHF 1,375,000 ($1,510,989). The loans bear interest at a rate of 10% per annum and mature on the earlier of December 31, 2024, or a liquidity event with a strategic partner, as amended on March 18, 2024.

In October 2024, the Company entered into debt forgiveness agreements with the holders of the related party short-term loans, pursuant to which the Company issued an aggregate of 290,518 common shares, par value CHF 0.03 per share, or the common shares, of the Company, at a conversion price of $5.65 (rounded) per share, in full satisfaction of an aggregate amount of CHF 1,492,431 ($1,640,034) in loans and interest provided to the Company by the Lenders, or collectively, the Loans. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

Note 6

Other Accrued Liabilities:

The Company’s other accrued liabilities consisted of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Professional consultants’ expenses	$110,345	$332,690
Vendor liabilities	-	112,635
Stamp tax	125,793	-
Related party interest short term loan	-	25,605
Accrued Board of Directors fees	47,586	184,672
Accrued bonus	-	960,025
Other accrued expenses	27,554	36,643

Total other accrued liabilities	$311,278	$1,652,270

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7

Deferred Revenues:

In February 2019, the Company entered into the EF License Agreement, to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A., a Brazilian pharmaceutical company. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee oversaw the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believed its participation in the joint steering committee was not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provided that the parties would enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment, of $2.5 million and was further eligible to receive non-refundable milestone payments of up to $16 million, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depended on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company was also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believed that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses did not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

The Company was obligated under the EF License Agreement to advance its development activities in the United States and those activities preceded Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intended to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities were specific to the Company and the Company believed they were not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma were not transferable and without the right to sublicense therefore Eurofarma was not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries had yet to be completed and Eurofarma had yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represented rights to use the Company’s intellectual property with respect to Nolazol for which revenue was recognized at a point in time which was when Eurofarma was able to use and benefit from the licenses. The licenses were considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses were not capable of being distinct until after successful clinal development and regulatory approval and alone did not have standalone functionality to Eurofarma. Management had determined that the licenses, while capable of being distinct, were not distinct as they did not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement enabled Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believed the licenses bundled together with the Company’s development activities in the United States constituted a single distinct performance obligation under the EF License Agreement for accounting purposes (the “License Performance Obligation”).

The Company had initially estimated a total transaction price of $2.5 million, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement, variable consideration consisting of milestone payments had been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones. As a result, the Company allocated the transaction price entirely to a single License Performance Obligation and recorded $2.5 million as deferred revenue, which would have been recognized when the development services of Nolazol were completed, and the product candidate received applicable regulatory approval in Latin America that allowed Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

On August 28, 2024, the Company agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party has any claims against the other in relation to the EF License Agreement and its termination. As of December 31, 2024, the Company recognized $2.5 million from its exclusive license agreement (the “EF License Agreement”) in the Statements of Operations and Comprehensive loss as Other income for termination of EF License Agreement.

Note 8

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

The following table provides information on the pension plan for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Service cost	$69,716	$53,920	$39,667
Interest cost	24,375	14,416	2,743
Expected return on assets	(32,364)	(14,767)	(12,196)
Effect of settlement, curtailment, plan amendment	(44,236)	-	(72,600)
Actuarial loss outside corridor recognized	5,231	-	3,091
Past service cost recognized in year	3,094	3,031	2,855
Administrative expenses	1,861	2,926	2,298

Net periodic pension cost	$27,677	$59,525	$(34,142)

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2024	2023
Projected benefit obligation, beginning of period	$809,028	$584,737
Service cost and plan amendments	26,283	53,920
Interest cost	24,375	14,416
Employer contributions	14,777	(3,759)
Transfers-in and (-out), net	1,342,430	42,413
Actuarial (gain)/ loss	21,240	123,388
Currency conversion adjustments	(24,956)	(6,087)
Projected benefit obligation, end of period	$2,213,177	$809,028

Plan assets, beginning of period	$548,343	$448,615
Actual return on plan assets	32,364	27,844
Employer contributions	33,300	38,737
Participant contributions	14,777	20,655
Actuarial (gain)/ loss	178,872	-
Transfers-in and (-out), net	1,445,453	17,999
Administration expenses	(1,861)	(2,926)
Currency conversion adjustments	(38,071)	(2,581)
Plan assets, end of period	$2,213,177	$548,343

Accrued pension liability	$-	$260,685

As of December 31, 2024, the Company does not have any active employees participating in a defined benefit pension plan. However, the Company continues to maintain a capped pension obligation related to survivor benefits payable to orphans of a former employee. This obligation is fully covered by existing plan assets and does not give rise to any unfunded liability. All other obligations and liabilities associated with the Company’s prior pension plan have been fully settled and transferred. As a result, the Company has no net pension-related liability or associated pension expense recognized on its balance sheet as of December 31, 2024.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, and real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the statement of operations over the future service period of the plan participants. For the years ended December 31, 2024 and 2023, the amortization was $0. As of December 31, 2024, and 2023, the accumulated other comprehensive (income) loss includes unrecognized pension costs of $(108,853) and $158,073, respectively.

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2024	2023
Net loss, beginning of period	$158,073	$50,791
Other (gain)/loss during the period	(47,413)	110,313
Other prior year (gain)/loss recognized in period	(157,632)	-
Effect of settlement, curtailment	(58,787)	-
Amortization of pension related net loss	-	-
Net (gain)/loss, end of period	(105,759)	161,104

Prior service cost, beginning of period	-	-
Amortization of prior service cost	(3,094)	(3,031)
Prior service cost end of period	(3,094)	(3,031)

Total unrecognized pension (credit) cost, end of period	$(108,853)	$158,073

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2024	2023
Discount rate	0.95%	1.45%
Rate of increase in compensation level	0.65%	0.65%
Interest credit rate on savings accounts	1.25%	1.45%
Expected long-term rate of return on plan assets	2.15%	2.30%
Inflation rate	1.25%	1.25%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments. The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance. The accumulated benefit obligation as of December 31, 2024, and 2023 amounted to $2,213,177 and $809,028, respectively.

Note 9

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

On December 1, 2023, the Company received a letter from Cambrex Corporation, stating that as of December 1, 2023, the Company has an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $200,013, which effectively resolved the creditor claim.

On August 21, 2024, the Company received a letter from Dunn Lambert LLC, the law firm representing Clinilabs, Inc., or Clinilabs, stating that a complaint had been filed in the Superior Court of New Jersey. The complaint concerns three unpaid invoices totaling $886,412 plus interest at a rate of 6%. On June 1, 2023, Clinilabs entered into a start-up agreement with the Company. On December 4, 2023, the Company received five credit notes and two invoices from Clinilabs for services performed under the start-up agreement. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in consideration of $500,223 and 49,475 common shares equal in value to $279,300, which effectively resolved the creditor claim.

On December 11, 2023, the Company received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor, in the amount of $511,835, which effectively resolved the creditor claim.

On June 11, 2024, the Company received a civil court complaint filed in the Civil Court of the City of New York by Chad Hellman, the former Chief Financial Officer of the Company. The Claimant is demanding approximately $35,171 for unpaid consulting fees. The Company responded to the civil court complaint in July 2024. On October 3, 2024, Chad Hellman dismissed his claim. The Company successfully settled the outstanding claim through payment of $36,940 to Chad Hellman on October 7, 2024.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position. On 9 May 2025, the Company filed a statement of defense and asserted a counterclaim in CHF 30,000 plus compensatory interests at a rate of 5% per annum since June 29, 2022.

Note 10

Equity:

Preferred Shares

In October 2024, the Company amended and restated its Articles of Association to designate 806,452 of preferred shares with a par value of 0.80 CHF in connection with the execution of a securities purchase agreement. The preferred shares have the following rights, preferences and privileges:

●	Accrue dividends at an annual rate of eight percent (8%) of the stated value of the preferred shares from the date of issuance;

●	Stated value and initial conversion price of $4.96, subject to adjustment, for stock splits, dividends and subsequent equity sales and issuances below the initial conversion price;

●	Have no voting rights;

Upon any liquidation, dissolution or winding up of the Company, the preferred shareholders will be entitled to receive an amount equal to the stated value of any preferred shares held at the time of such an event prior to any holders of common shares.

On October 9, 2024, the Company entered into a securities purchase agreement, or the Debt Purchase Agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the Company’s debt in the aggregate amount of $4.0 million held by the investor, the Company agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 (rounded). The preferred shares contain an initial conversion price of $4.96 per share. The transactions contemplated by the Debt Purchase Agreement closed on October 10, 2024. Pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Any additional preferred shares issued upon the investor’s right being exercised will be identical to the initial preferred shares except the conversion price will be based on the average daily closing sale price of common shares for the five trading days prior to the investor giving notice of its intent to exercise its rights. Additionally, pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of the Company’s securities for one year following the closing. In addition, the Company agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. In December 2024, 600,000 preferred shares were converted into Company Common Shares; therefore, as of December 31, 2024 206,452 preferred shares remain outstanding. Accrued dividends from the date of issuance to December 31, 2024 were not significant.

Common Shares

As of December 31, 2024, the Company had 3,159,535 registered and issued Company Common Shares.

On December 4, 2024, the Company, entered into a securities purchase agreement, or the December SPA, with a certain accredited investor and agreed to issue and sell to the investor, in a private placement offering, or the SPA Offering, up to 322,580 Company Common Shares, at a purchase price of $3.10 per Company Common Share for aggregate gross proceeds of up to $1 million, subject to shareholder approval, or the Shareholder Approval.

The offering was structured in two tranches, with the first tranche of $500,000 closing following shareholder approval. The Company has also agreed that (i) on or before January 15, 2025, or sooner contemporaneously with the Shareholder Approval, the Company will take all steps necessary to obtain all approvals, including shareholder approval, necessary to reduce the par value of the Company Common Shares to the minimum permissible par value which shall not be greater than CHF 0.03 per Company Common Share; (ii) on or before January 9, 2025, the Company will authorize and reserve sufficient Company Common Shares to satisfy the anti-dilution and ratchet rights of the Purchaser under the prior securities purchase agreement dated October 9, 2024, or the October SPA, after giving effect to the conversion price reduction of the preferred shares as a result of the Dilutive Issuances (as defined in the October SPA) caused by the Company entering into Securities Purchase Agreement; and (iii) in addition to the Company’s obligations pursuant to the October SPA. The second tranche of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium. As of December 31, 2024, the conditions for closing have not yet occurred. See Note 13 for further details.

In addition, the Company has agreed to register the Company Common Shares subject to the terms of the previously executed registration rights agreement dated October 9, 2024, or the Registration Rights Agreement, such that the Company Common Shares must be registered within 30 days of the closings.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On October 10, 2024, the Company successfully implemented a crucial restructuring measure by converting the claims of debt holders in the amount of $2,788,650 into 493,986 Company Common Shares, (“Debt Conversion”) This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders, and was recorded at fair market value with no gain or loss recognized in the statement of operations.

On October 9, 2024, the Company entered into the October SPA, with certain accredited investors and agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 Company Common Shares, and (ii) common share purchase warrants, or the Common Warrants, to purchase 806,452 Company Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the October SPA, the Company agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, the Company agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the October SPA closed on October 10, 2024.

On June 28, 2024, the Company entered into a securities purchase agreement for the issuance of 81,944 Company Common Shares at a purchase price of $9.60 per share. The offering closed on July 1, 2024. Investors also received unregistered warrants to purchase up to 81,944 Company Common Shares at an exercise price of $9.60 per share. These warrants are exercisable upon issuance and will expire five years from the date of issuance. The offering resulted in gross proceeds of $786,660. The net proceeds were used for working capital and general corporate purposes.

H.C. Wainwright & Co., LLC served as the exclusive placement agent for the offering, or the Placement Agent. The Company agreed to pay the Placement Agent a cash fee of 7.0% of the gross proceeds, a management fee of 1.0% of the gross proceeds, and $50,000 for accountable expenses. Additionally, the Company issued to the Placement Agent warrants to purchase up to 5,736 Company Common Shares at an exercise price of $12.00 per share. These warrants are exercisable from the date of issuance until five years from the commencement of sales in the offering.

On March 20, 2024, the Company entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a registered direct offering of 175,000 Company Common Shares at a purchase price of $10.00 per share that closed on March 22, 2024. In addition, pursuant to the Purchase Agreement, the investors received unregistered warrants, or the Common Warrants, to purchase up to an aggregate of 87,500 Company Common Shares at an exercise of $10.00 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The Company has also agreed that from the date of the Purchase Agreement until one year after the closing date of the offering, the Company shall not enter into an agreement to effect any issuance by the Company or any of the Company’s subsidiaries of Company Common Shares or common share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering resulted in gross proceeds to the Company of $1,750,000 and expenses of approximately $321,000.

Warrants

On October 9, 2024, the Company and certain existing warrant holders entered into warrant amendment agreements, or collectively, the Amendment, to amend those warrants issued by Company to such holders, collectively, to purchase up to 105,843 Common Shares issued to such holders, or the Existing Warrants. The Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 Common Shares, or the Pre-Funded Warrants. Each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

On September 16, 2024, the Company and an institutional investor entered into a warrant amendment agreement to amend warrants to purchase up to 172,836 common shares, par value CHF 0.80. The amendment adjusted the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. Following an increase in authorized common shares, the Company will issue pre-funded warrants to purchase up to 191,431 common shares for aggregate proceeds of $153,144.

The Company has reflected a deemed dividend totaling $2,076,180 for the incremental value from the modification of the warrants’ exercise price and the fair value of the warrants issued as consideration for executing the Amendment. The deemed has been reflected within stockholders’ deficit and as an increase to loss attributable to common stockholders for the purposes of computing loss per share.

The incremental value due to the modification was determined to be $366,684 using a Black-Scholes option pricing model to compute the fair value of the warrant pre and post modification and recording the difference.

The fair value of the aggregate warrants issued as consideration for executing the Amendment was determined to be $1,709,496 computed using a Black-Scholes option pricing model.

The following input assumptions were utilized in the Black-Scholes model: expected term of one year, volatility of 148%, risk-free rates ranging from 3.96% to 4.24%, and dividend rate of 0%.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the common share warrant activity for the year ended December 31, 2024:

Balance at January 1, 2024	476,128
Issuances	1,321,961
Exercises	(191,431)
Expired	(7,696)
Balance at December 31, 2024	1,598,962

The intrinsic value of exercisable but unexercised in-the-money common share warrants at December 31, 2024 was $344,802.

Option Plan

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase the Company’s common shares. The Board of Directors allocated fifteen percent (15%) of the Company’s fully diluted shares to awards that may be made pursuant to the Option Plan.

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

The following table summarizes total stock option activity for the year ended December 31, 2024:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2022	33,328	$49.20
Granted	19,409	30.40
Exercised	-
Expired/cancelled	(6,145)	39.60
Balance at December 31, 2023	46,591	$42.74
Granted	-	-
Exercised	-	-
Expired/cancelled	(12,174)	$30.31
Balance at December 31, 2024	34,417	$47.14
Options vested and exercisable at December 31, 2024	19,116	$51.95

The weighted average remaining contractual life of each of the options outstanding at December 31, 2024 was 7.62 years.

Stock-based compensation expense was $125,644, $164,906, and $22,730 for the years ended December 31, 2024, 2023, and 2022, respectively, and was recorded in general and administrative expenses. As of December 31, 2024, total unrecognized stock-based compensation expense relating to unvested stock options was $117,119. This amount is expected to be recognized over a weighted-average period of 2 years.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes unvested stock option activity for the year ended December 31, 2024:

	Non-Vested Options	Weighted Average Grant date Fair Value

Balance at December 31, 2022	32,078	$10.00
Granted	19,409	20.40
Vested	(9,988)	9.60
Expired/cancelled	(6,145)	10.80
Balance at December 31, 2023	35,354	$15.60
Granted	-
Vested	(7,879)	53.41
Expired/cancelled	(12,174)	30.31
Balance at December 31, 2024	15,301	$41.11

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those stock options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of December 31, 2024, was $2.11 and the aggregate intrinsic value for options outstanding and expected to vest each year was nil. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Note 11

Income Taxes:

The Company has Swiss tax loss carryforwards of $52.2 million as of December 31, 2024 (December 31, 2023: $47.2 million) of which $32.9 million will expire within the next five years, and $14.3 million will expire between 2030 - 2031.

The significant components of net deferred taxes as of December 31, 2024, and 2023 are shown in the following table:

	2024	2023
Deferred tax assets:
Net benefit from tax loss carryforwards	$5,536,408	$5,000,743
Deferred revenues	-	264,997

Valuation allowance	(5,536,408)	(5,265,740)

Net deferred taxes	$-	$-

The Company recorded a valuation allowance in 2024 and 2023 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2024, 2023 and 2022. The following table shows the income taxes in 2024, 2023 and 2022:

	2024	2023	2022

Current tax	$-	$-	$-
Deferred income tax (benefit)	(270,668)	(1,515,501)	(1,004,681)
	(270,668)	(1,515,501)	(1,004,681)
Change in valuation allowance	270,668	1,515,501	1,004,681
Total income tax expense	$-	$-	$-

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2020, so the years ended December 31, 2021, 2022, 2023 and 2024 are open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2024	2023	2022

Statutory tax rate	10.6%	10.6%	10.6%
Effect of temporary differences	3.1%	1.9%	(4.8)%
Change in valuation allowance on deferred tax assets	(13.7)%	(12.5)%	(5.8)%

Effective tax rate	-%	-%	-%

The Company had generated approximately $9.7 million of net operating losses (“NOLs”) prior to the reorganization in 2019 in which the Company’s preliminary analysis indicates that such NOLs would not be subject to significant limitations pursuant to applicable income tax regulations. The temporary differences relate to book to tax differences from the adjustments required to present the consolidated financial statements on a U.S. GAAP basis from local Swiss GAAP, mainly in the areas of debt, intangible amortization and deferring financing costs.

As of December 31, 2024, 2023, and 2022, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2024, 2023 and 2022.

Note 12

Related party consulting agreements:

The Company entered into consulting agreements with some of its senior management.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s former Head of Business Development. On May 1, 2021, for the continuation of Mr. Girsault’s engagement with the Company in his then current role. The Company agreed to pay CHG BioVenture SA a monthly fee of CHF 4,375 ($4,733) plus VAT for its services. In addition, CHG BioVenture SA was eligible for a 1% success fee payment in the event of closing of a partnering agreement in China. The consulting agreement was terminated in October 2024 and provides for a 24-month non-competition clause along with standard confidentiality provisions. For the years ended December 31, 2024, 2023 and 2022, the Company recorded fees to CHG BioVenture SA of $79,454, $121,658 and $131,941, respectively, included in general and administrative expenses on the statement of operations and comprehensive loss.

In February 2021, and as amended in July 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the years ended December 31, 2024, 2023 and 2022, the Company recorded fees to Mr. Konofal of $107,700, $178,820 and $201,053, respectively, included in research and development expenses on the statement of operating and comprehensive loss.

On March 19, 2024, the Company entered into an exclusive license agreement (the “Aexon Agreement”), with Aexon Labs Inc., a Delaware corporation, or Aexon. Alexander Zwyer, (the Company’s Chief Executive Officer) owns 35% of Aexon, and Eric Konofal, (the Company’s Chief Scientific Officer) owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which the Company has a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs. Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (“License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent.

NLS PHARMACEUTICS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company made an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option for the Aexon Agreement, of which $40,000 was paid in cash and the remaining $130,000 was paid in 23,028 common shares. In addition, Aexon will receive 15% of all proceeds earned by the Company in any future sub-licensing agreements. The Company must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5% and 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. For the year ended December 31, 2024, the Company recorded fees to Aexon of $170,000 which is included in research and development expenses on the statement of operating and comprehensive loss.

In October 2024, the Company entered into a consulting agreement with Ms. Nicole Fernandez-McGovern, the Company’s current Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Fernandez-McGovern a monthly retainer for her services of $18,000 per month. For the year ended December 31, 2024, the Company recorded fees to Ms. Fernandez-McGovern of $54,316 which is included in general and administrative expenses on the statement of operating and comprehensive loss.

Note 13

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these consolidated financial statements were issued.

In January 2025, the Company completed the initial closing of $500,000 of the previously announced $1 million financing between the Company and an accredited investor under a securities purchase agreement dated December 4, 2024, with the approval of certain items in Company’s extraordinary general meeting on January 7, 2025. As of May 15, 2025, the conditions for the second tranche were not met and did not occur.

On January 30, 2025, the Merger Agreement was amended such that it includes the right of the Company and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before April 30, 2025, which outside date can be further extended by mutual agreement. Further, the amendment included an additional provision providing that any shareholder receiving common shares in excess of a 9.99% beneficial ownership limitation as a result of the Merger, shall instead be issued pre-funded warrants exercisable for a number of common shares in excess of the beneficial ownership limitation, at an exercise price equal to the par value of the common shares as of the Effective Time, which, in any event, shall be no less than CHF 0.0001 per share. In addition, on May 5, 2025, the Merger Agreement was further amended to further extend the outside date to June 30, 2025.

On March 27, 2025, the Company entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, or the March 2025 Offering, 1,212,122 Preferred Shares with a conversion price of $1.65 per share, for aggregate gross proceeds of $2 million. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval. The March 2025 Offering closed on March 28, 2025.

The initial closing of the March 2025 Offering resulted in gross proceeds to the Company of to $2 million. The Company intends to use the net proceeds from the March 2025 Offering for working capital and general corporate purposes, including for expenses relating to the Merger.

Further, on March 31, 2025, the Company entered into a Common Shares Purchase Agreement with Alpha Capital Anstalt, or the Facility SPA, relating to a committed equity facility. Pursuant to the Facility SPA, the Company has the right from time to time at its option to sell to Alpha up to $25.0 million of Company Common Shares, subject to certain conditions and limitations set forth in the Facility SPA.

The purchase price of the Company Common Shares that the Company elects to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the Company Common Shares during the applicable purchase date on which the Company has timely delivered written notice to Alpha directing it to purchase Company Common Shares under the Facility SPA.

In connection with the execution of the Facility SPA, the Company agreed to issue a pre-funded warrant, or the Pre-Funded Warrant, to purchase $250,000 in Company Common Shares to Alpha as consideration for its irrevocable commitment to purchase the Company Common Shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.