Form 20-F
period 2025-12-31
NewcelX Ltd.
filed 2026-04-29
CIK 1783036

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39957

NEWCELX LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Switzerland

(Jurisdiction of incorporation or organization)

Hohstrasse 1, 8302 Kloten

Switzerland

(Address of principal executive offices)

Ronen Twito
Chief Executive Officer

Tel: +41 44 512 21 50

info@newcelx.com

Hohstrasse 1, 8302 Kloten

Switzerland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, nominal value CHF 0.05 per share	NCEL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,797,505 common shares and 5,345,184 common shares, nominal value CHF 0.05 per share, as of December 31, 2025 and April 29, 2026, respectively.

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

Yes ☐ No ☒

i

INTRODUCTION

We are a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products based on our technology platform for the expansion and differentiation of hESCs into functional cells.

In this annual report, “we,” “us,” “our,” the “Company” and “NewcelX” refer to NewcelX Ltd., a Swiss corporation, and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

On October 30, 2025, NewcelX (then known as NLS Pharmaceutics Ltd.), a Swiss corporation, consummated the previously announced transactions pursuant to that certain Agreement and Plan of Merger, dated as of November 4, 2024 (as amended, the “Merger Agreement”), by and among NewcelX, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of NewcelX, (“Merger Sub”), and Kadimastem Ltd., an Israeli company (“Kadimastem”). The transactions contemplated by the Merger Agreement are hereinafter referred to as the “Merger.” In connection with the consummation of the Merger (the “Closing”), NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”.

Pursuant to the Merger Agreement, among other things, (i) Kadimastem merged with and into Merger Sub, with Merger Sub as the surviving company, and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), was exchanged for and automatically converted into the right to receive from NewcelX that certain number of fully paid and nonassessable common shares, 0.05 Swiss Franc (CHF) par value per share, of NewcelX (“common share”) as calculated in accordance with the terms of the Merger Agreement. Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewCelX common shares in exchange for each Kadimastem ordinary share in the Merger. The exchange ratio also reflects the 1-for-10 reverse share split effected by NewCelX in connection with the Merger. In connection with the consummation of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”. Kadimastem was established as an Israeli company on October 6, 2008. Kadimastem began trading on the TASE in June 2013 and on October 30, 2025 Kadimastem voluntarily delisted from the Tel Aviv Stock Exchange in connection with the Merger.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2025.

Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars,” “USD” or “$” mean U.S. dollars, references to “NIS” mean to New Israeli Shekels, and references to “CHF” mean the Swiss Franc. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.19 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2025 and all conversions from CHF to U.S. dollars and from U.S. dollars to CHF were made at the rate CHF 1.00 to $1.262, based on the exchange rate provided by the Swiss Federal Tax Administration on December 31, 2025.

In connection with the Merger, on October 30, 2025, we effected a 1-for-10 reverse share split of our common shares, preferred shares and preferred participation certificates, and after giving effect to such reverse share split, changed the par value of our common shares to CHF 0.05 per share. All historical quantities of common shares and per share data herein are presented on a post-split basis to give effect to the aforementioned reverse share splits.

TRADEMARKS

Unless the context otherwise indicates or requires, the NewcelX logo and all product names and trade names used by us in this annual report are our proprietary trademarks and service marks. All trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this annual report were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this annual report F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this annual report.

Statements made in this annual report concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this annual report may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties;

●	that our financial position raises substantial doubt about our ability to continue as a going concern;

●	our ability to maintain listing and effectively comply with the listing requirements of the Nasdaq;

●	changes in technology and market requirements;

●	potential delays or obstacles in launching or completing clinical trials, including our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	competitive companies, technologies and our industry;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	products that may not be approved by regulatory agencies;

v

●	technologies that may not be validated or accepted by the scientific community;

●	the inability to retain or attract key employees;

●	unforeseen scientific difficulties with products in development;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	higher-than-expected product costs;

●	results in the laboratory that do not translate to clinical success;

●	insufficient patent protection; possible adverse safety outcomes;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

●	delays in developing or introducing new technologies, products, or applications;

●	competitive pressures that could reduce market share or pricing;

●	the overall global political and economic environment in the countries in which we operate;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary of Risk Factors

Investing in our common shares involves substantial risks. Our ability to execute our strategy is also subject to certain risks. The risks described below may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. In particular, our risks include, but are not limited to, the following summary of such risk factors:

Risks Related to NewcelX’s Financial Position and Capital Requirements

●	NewcelX has incurred significant operating losses since NewcelX’s inception and anticipates that NewcelX will incur continued losses for the foreseeable future.

●	NewcelX does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about its ability to continue as a going concern.

●	We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.

●	NewcelX may fail to realize some or all of the anticipated benefits of the proposed Merger.

Risks Related to Product Development, Regulatory Approval and Commercialization

●	NewcelX depends substantially on the success of its proprietary product candidates.

●	NewcelX cannot market and sell its cell therapy drug substances and product candidates in the United States, Europe, or in other countries if it fails to obtain the necessary regulatory approvals or licensure.

●	Any difficulties that NewcelX encounters in obtaining regulatory approval may have a substantial adverse impact on its operations and cause its share price to decline significantly.

●	Preliminary data that NewcelX or others announce or publish from time to time with respect to its products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

●	The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

Risks Related to NewcelX’s Business and Industry

●	The operations and commercialization of stem cell therapies is a new and integral part of the emerging regenerative medicine market, but the field remains in its infancy.

●	If NewcelX encounters problems or delays in the research and development of its potential cell therapy products, it may not be able to raise sufficient capital to finance its operations during the period required to resolve such problems or delays.

●	Any cell-based products that receive regulatory approval may be difficult and expensive to manufacture profitably.

●	NewcelX’s future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

●	Certain debt agreements that NewcelX may enter into may contain restrictions that may limit its flexibility in operating its business.

Risks Related to NewcelX’s Reliance on Third Parties

●	NewcelX’s reliance on third party expenses reimbursement may impair its ability to sell its products and may affect its business outcomes.

●	NewcelX relies on a limited number of suppliers or, in some cases, single suppliers, for some of its laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers on a cost-effective basis, or at all.

●	NewcelX relies on third parties to conduct its pre-clinical and clinical studies and perform other tasks for itself. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, NewcelX may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

●	NewcelX may not be able to secure and maintain research institutions to conduct its clinical trials.

●	Any collaboration arrangements that NewcelX may enter into in the future may not be successful, which could adversely affect its ability to develop and commercialize its current and potential future product candidates.

Risks Related to NewcelX’s Intellectual Property

●	NewcelX has filed multiple patent applications and have a limited number of issued patents. There can be no assurance that any of its patent applications will result in issued patents.

●	NewcelX’s proprietary position for its product candidates currently depends upon patents protecting the method of use.

●	If NewcelX is unable to maintain effective proprietary rights for its product candidates, it may not be able to compete effectively in its markets.

●	Third parties may initiate legal proceedings alleging that NewcelX is infringing their intellectual property rights.

Risks Related to Israeli Law and its Operations in Israel

●	Conditions in the Middle East and in Israel, where its research and development facilities are located, may harm its operations.

●	Exchange rate fluctuations between the U.S. Dollar and New Israeli Shekels, or NIS, may negatively affect NewcelX’s earnings and could adversely affect its results of operations.

NewcelX Risks Related to Swiss Law and Its Operations in Switzerland

●	NewcelX is a Swiss stock corporation. The rights of its shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

●	U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against NewcelX Pharmaceutics or its executive management or members of the NewcelX Board.

NewcelX Risks Related to the Ownership of its Securities

●	The market price of NewcelX common shares may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

●	NewcelX has identified material weaknesses in its internal control over financial reporting.

●	If NewcelX was to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of its common shares and Warrants could have adverse U.S. income tax consequences.

Risks Related to NewcelX’s Financial Position and Capital Requirements

NewcelX has incurred significant operating losses since NewcelX’s inception and anticipates that NewcelX will incur continued losses for the foreseeable future.

NewcelX is an emerging biopharmaceutical company with a limited operating history. NewcelX has funded its operations to date primarily through raising capital on TASE, proceeds from the private placement of common shares, credit facilities, loans and convertible notes. NewcelX expects to continue to incur substantial losses over the next several years during NewcelX’s clinical development phase. To fully execute NewcelX’s business plan, it will need to complete Phase 3 clinical studies and certain development activities, as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, NewcelX’s product candidates will require regulatory approval prior to commercialization, and it will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact us. Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales. NewcelX has incurred losses in each year since its inception. NewcelX’s net loss attributable to holders of common shares for the years ended December 31, 2025 and 2024 was approximately $8.3 million and $7.2 million, respectively. As of December 31, 2025 and 2024, NewcelX had a total equity of approximately $7.25 million and $(8.0) million, respectively, and accumulated deficit of approximately $(84.9) million and $(76.6) million, respectively. Substantially all of NewcelX’s operating losses resulted from costs incurred in connection with NewcelX’s development program and from general and administrative costs associated with NewcelX’s operations.

NewcelX expects to incur net losses from continuing operations and net cash used in operating activities. NewcelX may need to raise additional working capital to continue its normal and planned operations. NewcelX will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if NewcelX does, NewcelX may not be able to maintain or increase its level of profitability. NewcelX anticipates that its operating expenses will remain substantially consistent in the foreseeable future. This reflects increased consultancy efforts, acquisition activities, and expanded marketing and sales initiatives aimed at growing its customer and client base. This expenditure will make it necessary for NewcelX to continue to raise additional working capital and make it harder for us to achieve and maintain profitability. NewcelX’s efforts to grow NewcelX’s business may be costlier than NewcelX expects, and NewcelX may not be able to generate sufficient revenue to offset NewcelX’s increased operating expenses. If Newels is forced to reduce NewcelX’s operating expenses, NewcelX’s growth strategy could be compromised. NewcelX may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about NewcelX’s ability to continue as a going concern, and NewcelX cannot assure you that NewcelX will achieve sustainable operating profits as NewcelX continues to expand NewcelX’s infrastructure, further develop NewcelX’s marketing efforts, and otherwise implement NewcelX’s growth initiatives. The net losses that NewcelX incurs may fluctuate significantly from period to period. NewcelX will need to generate significant additional revenue to achieve and sustain profitability. Even if NewcelX achieves profitability, it cannot be sure that it will remain profitable for any substantial period of time.

Until NewcelX can generate significant revenues, if ever, it expects to satisfy NewcelX’s future cash needs through debt or equity financing. It cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, NewcelX may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to NewcelX’s products.

NewcelX expects its research and development expenses to increase in connection with its planned expanded clinical trials. In addition, if NewcelX obtains marketing approval for NCEL-101 and/or AstroRx® or any other current or future product candidate, it will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, in the period following this proxy statement/prospectus, it expects to incur additional costs associated with operating as a public company, which NewcelX estimates will be at least several hundred thousand dollars annually. As a result, NewcelX expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, NewcelX is unable to predict the extent of any future losses or when it will become profitable, if at all.

Furthermore, in addition to such operating expenses, NewcelX expects to incur additional costs associated with operating as a public company subject to the rules and regulations of the SEC, which it estimates will be at least several hundred thousand dollars annually. As a result, NewcelX expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing drug substances and product candidates, NewcelX is unable to predict the extent of any future losses or when NewcelX will become profitable, if at all.

NewcelX expects to continue to incur significant losses until NewcelX is able to commercialize NewcelX’s product candidates, which it may not be successful in achieving. NewcelX anticipate that NewcelX’s expenses will increase substantially if and as we:

●	continue the research and development of NewcelX’s product candidates;

●	expand the scope of NewcelX’s current clinical studies for its product candidates;

●	seek regulatory and marketing approvals for NewcelX’s product candidates that successfully complete clinical studies;

●	establish a sales, marketing, and distribution infrastructure to commercialize NewcelX’s product candidates;

●	seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of NewcelX’s current product candidates;

●	seek to maintain, protect, and expand NewcelX’s intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support NewcelX’s operations as a public company and NewcelX’s product candidate development and planned future commercialization efforts.

NewcelX has not generated revenue from any product candidate and may never be profitable, even if NewcelX receives regulatory approval to commercialize its products in additional geographical territories and indications.

NewcelX’s ability to become profitable depends upon NewcelX’s ability to generate revenue. To date, NewcelX have not generated any revenue from NewcelX’s development stage product candidates, NCEL-101 and/or AstroRx®. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market NewcelX’s products. Even if NewcelX’s current products or any future products are approved for marketing and sale, it anticipates incurring significant incremental costs associated with commercializing such products.

NewcelX’s ability to become profitable depends upon NewcelX’s ability to generate revenue. To date, NewcelX has not generated any revenue from NewcelX’s development stage product candidates, NCEL-101 and/or AstroRx®, and do not know when, or if, it will generate any such revenue. NewcelX does not expect to generate significant revenue unless or until NewcelX obtains marketing approval of, and commercializes, NCEL-101 and/or AstroRx®. NewcelX’s ability to generate future revenue from product candidate sales depends heavily on its success in many areas, including but not limited to:

●	obtaining favorable results from and progress the pre-clinical and clinical development of NewcelX’s product candidates, namely NCEL-101 and/or AstroRx®;

●	developing and obtaining regulatory approval for registration studies protocols for NewcelX’s product candidates, namely NCEL-101 and/or AstroRx®;

●	subject to successful completion of registration and clinical trials of NCEL-101 and/or AstroRx®, applying for and obtaining marketing approval;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for NewcelX’s product candidates, if marketing approval is received;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	accurately identifying demand for NewcelX’s product candidates;

●	obtaining market acceptance of NewcelX’s product candidates, if approved for marketing, as viable treatment options;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which NewcelX may enter;

●	establishing and nurturing relationships with the leading physicians in the United States; and

●	attracting, hiring and retaining qualified personnel.

NewcelX does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about its ability to continue as a going concern.

NewcelX does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about NewcelX’s ability to continue as a going concern. If NewcelX cannot continue as a going concern, its investors may lose their entire investment in its common shares. Until NewcelX can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. NewcelX cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, NewcelX may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

We will need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute our shareholders’ ownership interests.

NewcelX expects that it will need to raise substantial additional funding before it can expect to complete the development of NCEL-101 and AstroRx® or any other product candidate. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force NewcelX to delay, limit or terminate its product candidate development efforts or other operations.

NewcelX expects it will require substantial additional capital to commercialize its product candidates. In addition, its operating plans may change as a result of many factors that may not currently be known to it, and it may need to seek additional funds sooner than planned. NewcelX’s future funding requirements will depend on many factors, including but not limited to:

●	its clinical trial results;

●	the cost, timing and outcomes of seeking marketing approval of NCEL-101 and/or AstroRx®;

●	the cost of filing and prosecuting patent applications and the cost of defending its patents;

●	the cost of prosecuting patent infringement actions against third parties;

●	development of other early-stage development product candidates;

●	the costs associated with commercializing NCEL-101 and/or AstroRx® if NewcelX receives marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell NCEL-101 and/or AstroRx®;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	any product liability or other lawsuits related to NewcelX’s products;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

Any additional fundraising efforts may divert its management from their day-to-day activities, which may adversely affect NewcelX’s ability to develop and commercialize its product candidates. In addition, NewcelX cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of its securities and the issuance of additional securities, whether equity or debt, by it, or the possibility of such issuance, may cause the market price of its common shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and NewcelX may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. NewcelX could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and it may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to it, any of which may have a material adverse effect on its business, operating results and prospects. Even if it believes that it has sufficient funds for its current or future operating plans, NewcelX may seek additional capital if market conditions are favorable or if it has specific strategic considerations.

If NewcelX is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the development or commercialization, if any, of any product candidates or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, financial condition and results of operations.

NewcelX’s business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

NewcelX’s business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, NewcelX’s business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect NewcelX’s ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise NewcelX’s costs for commodities, labor, materials and services and other costs required to grow and operate NewcelX’s business, and failure to secure these on reasonable terms may adversely impact its financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for NewcelX to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on NewcelX’s financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. NewcelX’s general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on NewcelX’s growth strategy, financial performance and stock price and could require it to alter its operating plans. In addition, there is a risk that one or more of NewcelX’s service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect its ability to attain its operating goals on schedule and on budget.

NewcelX may fail to realize some or all of the anticipated benefits of the Merger, which may adversely affect the value of its common shares.

The success of the Merger will depend, in part, on NewcelX’s ability to realize the anticipated benefits from combining NewcelX and NewcelX. However, to realize these anticipated benefits, the businesses of NewcelX and NewcelX must be successfully combined and the two companies’ respective operations, technologies and personnel must be integrated following the Closing. If NewcelX is not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the Merger may not be realized fully or at all or may take longer to realize than expected and the value of common shares may be adversely affected. In addition, the overall integration of the businesses is a complex, time-consuming and expensive process that, without proper planning and effective and timely implementation, could significantly disrupt NewcelX’s operations following closing.

Specifically, risks in integrating NewcelX into NewcelX’s operations to realize the anticipated benefits of the Merger include, among other things, the failure to:

●	effectively coordinate efforts to communicate NewcelX’s capabilities and products following closing;

●	compete effectively for additional opportunities expected to be available to NewcelX following closing;

●	integrate and harmonize financial reporting and information technology systems of NewcelX and Kadimastem;

●	retain Kadimastem’s relationships with its customers and successfully integrate NewcelX into these existing relationships;

●	integrate NewcelX and Kadimastem executive officers’ teams;

●	retain and integrate key NewcelX and Kadimastem employees;

●	successfully address NewcelX’s existing liabilities;

●	coordinate operations across time zones, continents and cultures;

●	manage the diversion of management’s attention from business matters to integration issues;

●	combine NewcelX’s business and management culture with the business and management culture of NewcelX.

NewcelX’s ability to grow and compete in the future will be adversely affected if adequate capital is not available to it or not available on terms favorable to it.

The ability of NewcelX to continue its normal and planned operations and to grow and compete will depend on the availability of adequate capital. NewcelX cannot assure that it will be able to obtain equity or debt financing on acceptable terms, or at all, to continue its normal and planned operations and to implement its growth strategy. As a result, NewcelX cannot assure that adequate capital will be available to continue its normal and planned operations and to finance its current growth plans, take advantage of business opportunities, or respond to competitive pressures, any of which could harm its business.

NewcelX will need substantial additional funding to continue its operations, which could result in dilution to its shareholders. NewcelX may not be able to raise capital when needed, if at all, which could cause it to have insufficient funds to pursue its operations, or to delay, reduce or eliminate its development of new programs or commercialization efforts.

NewcelX expects to incur additional costs associated with continuing to operate as a public company and to require substantial additional funding to continue to pursue its business and continue with its expansion plans. NewcelX may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase its capital needs and/or cause it to spend its cash resources faster than expected. Accordingly, NewcelX expects that it will need to obtain substantial additional funding in order to continue its operations. To date, NewcelX has financed its operations entirely through equity and debt investments by founders and other investors and the incurrence of debt, and it expects to financing its operations through equity and debt investments by investors in the foreseeable future. Additional funding from those or other sources may not be available when or in the amounts needed, on acceptable terms, or at all. If NewcelX raises capital through the sale and issuance of equity, or securities convertible into equity, it would result in dilution to its existing shareholders, which could be significant depending on the price at which it may be able to sell and issue its securities. If it raises additional capital through the incurrence of additional indebtedness, it would likely become subject to further covenants that could restrict its business activities, and holders of debt instruments will likely have rights and privileges senior to those of its equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support development of new programs and marketing to current and potential new clients. If NewcelX is unable to raise capital when needed or on acceptable terms, it could be forced to delay, reduce or eliminate development of new programs or future marketing efforts. Any of these events could significantly harm NewcelX’s business, financial condition and prospects.

Risks Related to Product Development, Regulatory Approval and Commercialization

NewcelX depends substantially on the success of its proprietary product candidates. NewcelX cannot give any assurance that any of its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

NewcelX has invested almost all of its efforts and financial resources in research and development of NewcelX’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. NewcelX’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as ALS, as well as a preclinical proof of concept program, NCEL-101, human pancreatic islet like clusters for the treatment of insulin dependent diabetes. In addition to the cell therapy programs, NewcelX runs a development program for small molecules based on DOXA platform. The process to develop, obtain regulatory approval for and commercialize pharmaceutical drug substances and product candidates is long, complex, costly, and inherently uncertain of outcome. NewcelX is not permitted to market any of its drug substances and product candidates in the United States, the EU, or any other jurisdiction until NewcelX receives the requisite regulatory approvals. NewcelX cannot give any assurance that its current clinical development plan will proceed as planned, that its product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows NewcelX to effectively compete with its competitors or be successfully marketed and commercialized, which could harm its business, operating results, prospects or financial condition.

All of NewcelX’s drug substances and product candidates are in various stages of clinical and/or preclinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of its drug substances and product candidates are prolonged, delayed or not commercially viable, NewcelX or its collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize its drug substances and product candidates on a timely basis, or at all, which will adversely affect its business.

To obtain the requisite regulatory approvals to market and sell any of NewcelX’s product candidates, NewcelX or its collaborators for such candidates must demonstrate through extensive preclinical studies and clinical trials that its products are safe, pure and potent or effective in humans. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the drug substances and product candidates involved, as well as the target indications and patient population. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, NewcelX or its potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, or comparable foreign regulatory authorities, that such drug substances and product candidates are safe and effective for their intended uses. Additionally, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and its future clinical trial results may not be successful.

NewcelX may not be able to commence or complete the clinical trials that would support its submission of a BLA to the FDA or an MAA, to the EMA, and other regulatory approvals from the Israeli Mistry of Health, or MOH. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of its clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct its clinical trials;

●	if the FDA or EMA elect to enact policy changes;

●	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

●	challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, availability of approved effective treatments for the relevant disease, and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by NewcelX, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

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

NewcelX’s development costs will increase if NewcelX has material delays in its clinical trials, or if it is required to modify, suspend, terminate or repeat a clinical trial. If NewcelX is unable to conduct its clinical trials properly and on schedule, marketing approval may be delayed or denied by the FDA, EMA, MOH, and other regulatory authorities.

NewcelX cannot market and sell its cell therapy drug substances and other product candidates in the United States, Europe, or in other countries if it fails to obtain the necessary regulatory approvals or licensure.

NewcelX cannot sell its cell therapy drug substances and other product candidates until regulatory agencies grant marketing approval, or licensure. The process of obtaining regulatory approval is lengthy, expensive, and uncertain. It is likely to take at least several years to obtain the required regulatory approvals for its cell therapy product candidates, or it may never gain the necessary approvals.

Any difficulties that NewcelX encounters in obtaining regulatory approval may have a substantial adverse impact on its operations and cause its share price to decline significantly.

To obtain marketing approvals in the United States and Europe for cell therapy drug substances and product candidates NewcelX must, among other requirements, complete carefully controlled and well-designed clinical trials sufficient to demonstrate to the FDA, the EMA and the PMDA that the cell therapy drug substances and product candidates is safe and effective for each disease for which NewcelX seeks approval. Several factors could prevent completion or cause significant delay of its clinic trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that cell therapy drug substances and product candidates are safe and effective for use in humans. Negative or inconclusive results from or adverse medical events during a clinical trial could cause the clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful. The FDA or EMA can place a clinical trial on hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury. If safety concerns develop, NewcelX, the FDA, the EMA or other regulatory bodies could stop its trials before completion, which could harm its business, operating results, prospects or financial condition.

Obtaining approval of a BLA or an MAA even after clinical trials that are believed to be successful is an uncertain process.

NewcelX is not permitted to market its products in the United States or the EU until it receives regulatory approval of a BLA from the FDA or MAA from the EMA, or in any foreign countries until it receives the requisite approval from regulatory authorities in such countries.

Even if NewcelX completes its planned clinical trials and believes the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of its products for many reasons, including, but not limited to:

●	NewcelX may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

●	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

●	disagreements regarding the number, design, size, conduct or implementation of NewcelX’s clinical trials, or with its interpretation of data from pre-clinical studies or clinical trials;

●	a lack of acceptance of the accuracy or sufficiency of the data generated at NewcelX’s clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of a BLA or MAA;

●	difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of NewcelX’s application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, improvements in the manufacturing facility and stability transportation processes and durability limitations on approved labelling, or distribution and use restrictions;

●	the requirement that NewcelX develop a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval, which may or may not be feasible for NewcelX;

●	the identification of deficiencies in the manufacturing processes in its manufacturing facility or facilities of third-party manufacturers with which NewcelX enters into agreements for clinical and commercial supplies;

●	changes in approval policies or the adoption of new regulations by such regulators; and

●	NewcelX may be unable to be granted a PIP deferral which NewcelX intends to request from the EMA for clinical trials in children; this may delay NewcelX’s clinical trial program or approvals for adults, or it may have successful clinical trial results for adults but not children (if NewcelX was required to conduct pediatric studies prior to the receipt of a BLA or MMA for use of its drug substances and product candidates in adults), or vice versa.

Before NewcelX can submit a BLA to the FDA, NewcelX must conduct Phase 3 clinical trials, that will be substantially broader than its Phase 2 trials. A BLA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of a BLA is a lengthy, expensive and uncertain process, and NewcelX may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, NewcelX will also need to agree on a protocol with the FDA for the Phase 3 clinical trials before commencing those trials. Phase 3 clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that it conducts may or may not be successful. The FDA may suspend all clinical trials or require that NewcelX conducts additional clinical, nonclinical, manufacturing improvements, manufacturing validation or drug substances quality studies and submit those data before it will consider or reconsider the BLA. Depending on the extent of these or any other studies, approval of any applications that NewcelX submit may be delayed by several years, or may require it to expend more resources than it has available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the BLA. If any of these outcomes occur, NewcelX would not receive approval at such time, if any, that it seeks FDA approval. NewcelX may face similar risks with respect to obtaining regulatory approval from the EMA at such time, if any, that it seeks EMA approval. The risks that it faces in obtaining applicable approvals from the FDA and EMA for NCEL-101 and/or AstroRx®, or any other product candidate that it may seek to develop, may also exist with other regulatory authorities, such as those in Latin America or other regions.

Even if NewcelX obtains FDA, EMA or other regulatory approval for NCEL-101 and/or AstroRx®, the approval might contain significant limitations related to use restrictions, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If NewcelX is unable to successfully commercialize NCEL-101 and/or AstroRx®, it may be forced to cease operations.

Preliminary data that NewcelX or others announce or publish from time to time with respect to its products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, NewcelX, or its partners, may publish or seek to publish preliminary data from ongoing clinical trials, which are based on a preliminary analysis of then-available data. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data is subject to the risk that one or more of the results and related findings and conclusions may materially change following a more comprehensive review of the data or as more data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. NewcelX also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that it reports may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data it previously published. As a result, preliminary data should be viewed with caution until the final data is available. Material adverse changes in the final data compared to preliminary data could significantly harm its business prospects.

Further, others, including regulatory agencies, may not accept or agree with its assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and its company in general. In addition, the information it chose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what NewcelX determines is material or otherwise appropriate information to include in its disclosure. If the interim, top-line or preliminary data that NewcelX reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, in scale, its drug substances and product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.

The results of preclinical studies and early-stage clinical trials of NewcelX’s drug substances and product candidates may not be predictive of the results of later-stage clinical trials. Initial success in NewcelX’s ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Drug substances and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of NewcelX’s clinical trials will ultimately be successful or support further clinical development of any of NewcelX’s product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in NewcelX’s clinical development could harm its business and operating results.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

NewcelX plans to conduct some of its clinical trials outside the United States. Such trials would be guided under FDA or EMA guidelines and inspections. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA does not accept the data from sites in its globally conducted clinical trials, or if international regulatory authorities do not accept the data from its U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of its product candidates.

The results of NewcelX’s clinical trials may not support its product candidates’ claims or any additional claims NewcelX may seek for its drug substances and product candidates and its clinical trials may result in the discovery of adverse side effects.

Even if any clinical trial that NewcelX needs to undertake is completed as planned, or if interim results from existing clinical trials are released, NewcelX cannot be certain that such results will support its drug substances and product candidates claims or any new indications that NewcelX may seek for its products or that the FDA or foreign authorities will agree with its conclusions regarding the results of those trials. The clinical trial process may fail to demonstrate that its products or a product candidate is safe and effective for the proposed indicated use, which could cause it to stop seeking additional clearances or approvals for its product candidates. Any delay or termination of NewcelX’s clinical trials will delay the filing of its regulatory submissions and, ultimately, NewcelX’s ability to commercialize a product candidate. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

NewcelX’s drug substances and product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that NewcelX may seek to develop, in larger, longer and more extensive clinical trials as use of its product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested on a larger scale, Phase 2 and 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that the drug substances and product candidates that NewcelX may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of its drug substances and product candidates receives marketing approval, the FDA or EMA could require it to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if NewcelX or others later identify undesirable side effects caused by the drug substances and product candidates, several potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals of such a product candidate;

●	regulatory authorities may require additional warnings on the label;

●	regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

●	NewcelX may be required to change the way the product is manufactured, distributed, dispensed or administered, or conduct additional pre-clinical studies or clinical trials;

●	NewcelX may need to voluntarily recall its products; and

●	NewcelX could be sued and held liable for harm caused to patients.

Any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidate and could significantly harm its business, prospects, financial condition and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As drug substances and product candidates proceed through pre-clinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results and/or reduce cost of goods sold. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause its drug substances and product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of NewcelX’s drug substances and product candidates and jeopardize its ability to commence sales and generate revenue.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for NewcelX to obtain regulatory clearance or approval of its product candidates and to produce, market and distribute NewcelX’s products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in United States Congress, or Congress, that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect NewcelX’s business and products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of NewcelX’s product candidates. NewcelX cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on NewcelX’s business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of NewcelX’s products; and

●	additional recordkeeping.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect NewcelX’s ability to sell NewcelX’s products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the Patient Protection and Affordable Care Act, or Affordable Care Act, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and any potential future healthcare reform measures of the Trump administration will impact the Affordable Care Act and NewcelX’s business.

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

For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, and entered an agreement on August 1, 2024, for negotiated Medicare prices for those ten selected drugs. On January 17, 2025, HHS selected fifteen additional drugs covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Additionally, HHS began implementation in 2025 of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries with a per capita GDP of at least 60% of that in the United States. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicare Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

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

In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including NewcelX’s product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. NewcelX’s results of operations could be adversely affected by the Affordable Care Act and by other health care reforms that may be enacted or adopted in the future.

The delivery of healthcare in the European Union, including the establishment and operation of health services, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay additional marketing approval of product candidates or any initial marketing approval for NewcelX’s product candidates, restrict or regulate post-approval activities and affect NewcelX’s ability to commercialize any products for which NewcelX may obtain marketing approval.

In the EU, a new Regulation on health technology assessments at EU level was adopted on December 13, 2021, Regulation (EU) 2021/2282 of the European Parliament and of the Council of December 15, 2021 on health technology assessment and amending Directive 2011/24/EU, or HTA Regulation. The HTA Regulation entered into force on 11 January 2022 and applies from 12 January 2025. The HTA Regulation stipulates joint clinical assessments at EU level. A Joint Clinical Assessment (JCA) under the HTA Regulation is a centralized, EU-level evaluation of the comparative clinical effectiveness and safety of health technologies, including certain medicinal products. The JCA is designed to influence pricing and reimbursement decisions of EU member states at the national level, although its result does not pre-determine national decisions concerning reimbursement. As of 2026, JCAs apply on a phased basis to certain centrally authorized medicinal products, initially including new oncology medicines (new active substances) and advanced therapy medicinal products (ATMPs), with later expansion to orphan medicines (from 13 January 2028) and other covered medicinal products (from 13 January 2030), subject to possible earlier inclusion by Commission implementing act in specified circumstances. For in-scope products, the HTA Regulation may affect market access planning by adding EU-level HTA evidence submission and coordination requirements while not replacing country-specific national HTA and reimbursement processes. The HTA Regulation may increase compliance costs and adversely affect pricing of in-scope medicinal products.

In December 2025, the European Parliament and the Council reached a political agreement in trilogue on the EU “pharma package,” a comprehensive reform intended to replace and revise key elements of the EU pharmaceutical framework (including the main pharmaceutical EU directives and regulations). The agreement includes a revised incentives framework for innovative medicines that keeps eight years of regulatory data protection and sets one year of market protection, with potential extensions for qualifying products. The deal also includes measures to strengthen security of supply, including provisions allowing member states to require manufacturers to supply sufficient quantities of a medicinal product. The agreement clarifies and broadens the Bolar exemption, allowing generic and biosimilar companies to complete preparatory steps before patent/SPC expiry to support immediate entry after expiry. NewcelX cannot yet determine with certainty the full legal, operational or financial impact of the new EU pharmaceutical legislation on our business.

NewcelX are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on NewcelX’s business. The pendency or approval of such proposals or reforms could result in a decrease in the price of NewcelX’s capital stock or limit NewcelX’s ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of NewcelX’s products.

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the new administration could hinder the FDA’s and/or those other government agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of NewcelX’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels; ability to hire and retain key personnel and accept the payment of user fees; and statutory, regulatory, and policy changes, among other factors. Average review times at the agency may fluctuate as a result. In addition, government funding of other government agencies on which NewcelX’s operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect its business. In early 2025, following the inauguration of President Trump, the Trump Administration began terminating federal government employees, including approximately 3,500 employees at the FDA. Additionally, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. Most recently, the federal government was shut down for approximately 43 days from October 1 to November 12, 2025, due to a lapse in appropriations, during which federal employees were furloughed and many agencies, including components of the HHS, operated with reduced staffing or suspended activities. Prior shutdowns, such as the 35-day shutdown beginning December 22, 2018, similarly resulted in furloughs and delays in regulatory review activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process NewcelX’s regulatory submissions, which could have a material adverse effect on its business.

NewcelX will need to obtain FDA approval of any proposed names for its drug substances that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact its business.

Any name NewcelX intends to use for its drug substances and product candidates will require approval from the FDA regardless of whether NewcelX has secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with the names of other medical products and technology. The FDA may object to any product name it submits if it believes the name inappropriately implies medical claims. If the FDA objects to any of its proposed product names, NewcelX may be required to adopt an alternative name for its product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

NewcelX may seek designations for its drug substances and product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that NewcelX will successfully obtain such designations. In addition, even if one or more of NewcelX’s drug substances and product candidates are granted such designations, NewcelX may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for drug substances and product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that NewcelX will successfully obtain such designation for NewcelX’s products. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if NewcelX obtains such designations for one or more of its product candidates, there can be no assurance that it will realize their intended benefits.

For example, NewcelX may seek a Breakthrough Therapy designation from the FDA for one or more of its product candidates. A Breakthrough Therapy designation is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have Breakthrough Therapy designation, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies with Breakthrough Therapy designation from the FDA are also eligible for accelerated approval. Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if NewcelX believes one of NewcelX’s drug substances and product candidates meets the criteria for Breakthrough Therapy designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of NewcelX’s drug substances and product candidates qualify for Breakthrough Therapy designation, the FDA may later decide that such drug substances and product candidates no longer meet the conditions for qualification.

NewcelX may also seek Regenerative Medicine Advance Therapy, or RMAT, designation from the FDA for some of its product candidates. As described in Section 3033 of the 21st Century Cures Act, a drug is eligible for RMAT designation if: the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations; the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. The FDA has broad discretion whether or not to grant this designation, so even if NewcelX believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if NewcelX does receive RMAT designation, NewcelX may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a RMAT Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw RMAT designation if it believes that the designation is no longer supported by data from its clinical development program.

NewcelX may also seek Fast Track designation from the FDA for some of its product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if it believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if NewcelX does receive Fast Track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from its clinical development program.

If NewcelX’s manufacturing, research and development and operational facilities are damaged or destroyed, its business and prospects would be adversely affected.

If its manufacturing, research and development and operational facilities, or the equipment in such facilities were to be damaged or destroyed, the loss of some or all of the stored units of its cell therapy drug substances would force NewcelX to delay or halt its clinical trial processes. NewcelX has a clinical research and development facility located in Ness-Ziona, Israel, and also collaborates with a contract development and manufacturing organization in Haifa, Israel. If these facilities or the equipment in them are significantly damaged or destroyed, NewcelX may not be able to quickly or inexpensively replace its manufacturing research and development, manufacturing and operational capacity.

NewcelX’s product development is based on novel technologies and are inherently risky.

NewcelX is subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of its therapeutics creates significant challenges in regard to product development and optimization, manufacturing, government regulation, third party reimbursement and market acceptance. For example, the FDA, the EMA and other countries’ regulatory authorities have relatively limited experience with cell therapies. Very few cell therapy products have been approved by regulatory authorities to date for commercial sale, and the pathway to regulatory approval for its cell therapy drug substances and product candidates may accordingly be more complex and lengthier. As a result, the development and commercialization pathway for its therapies may be subject to increased uncertainty, as compared to the pathway for new conventional drugs.

NewcelX’s cell therapy drug candidates represent new classes of therapy that the marketplace may not understand or accept.

Even if NewcelX successfully develops and obtains regulatory approval for NewcelX’s drug candidates, the market may not understand or accept them. NewcelX is developing cell therapy drug substances and product candidates that represent novel treatments and will compete with a number of conventional products and therapies manufactured and marketed by others, including major pharmaceutical companies. The degree of market acceptance of any of its developed and potential products will depend on a number of factors, including:

●	the clinical safety and effectiveness of NewcelX’s drug candidates and their perceived advantage over alternative treatment methods, if any;

●	adverse events involving NewcelX’s product candidates or the products or product candidates of others; and

●	the cost of NewcelX’s products and the reimbursement policies of government and private third party payers.

If the health care community does not accept NewcelX’s potential products for any of the foregoing reasons, or for any other reason, it could affect its sales, having a material adverse effect on NewcelX’s business, financial condition and results of operations.

Even if NewcelX obtains regulatory approval for a product candidate, its products will remain subject to ongoing regulatory oversight.

Even if NewcelX obtains any regulatory approval for its product candidates, it will be subject to ongoing regulatory requirements for manufacturing (including manufacturing sites), labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that it receives for its product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing manufacturing site improvements and testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, manufacturing facility, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the BLA or foreign marketing application. If NewcelX, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or NewcelX, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If NewcelX fails to comply with applicable regulatory requirements, a regulatory authority may:

●	issue an untitled letter or warning letter that NewcelX is in violation of the law;

●	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve pending applications or supplements to applications;

●	restrict the marketing or manufacturing of the product;

●	seize or detain the products or require the withdrawal of the product from the market;

●	refuse to permit the import or export of the products; or

●	refuse to allow NewcelX to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require it to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit NewcelX’s ability to commercialize its product candidates and adversely affect its business, financial condition, results of operations and prospects.

International expansion of NewcelX’s business exposes it to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, within Israel, the EU and Japan.

Other than NewcelX’s headquarters and other operations which are located in Israel, it currently have limited international operations, but NewcelX’s business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of its product candidates. NewcelX plans to maintain research and development, manufacturing, development, and sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, within and outside of the United States. If NewcelX’s products are approved for commercialization outside the United States, NewcelX will likely enter into agreements with third parties to market its drug substances in these additional global territories. NewcelX expects that it will be subject to additional risks related to entering into or maintaining international business relationships, including:

●	different regulatory requirements for approvals of drug substances in foreign countries;

●	differing United States and foreign drug import and export rules, tariffs and other trade barriers;

●	reduced protection for intellectual property rights in foreign countries;

●	failure by NewcelX to obtain regulatory approvals for the use of its products in various countries;

●	different reimbursement systems;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for its products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions or its anti-bribery provisions;

●	potential liability resulting from development work conducted by these distributors; and

●	business interruptions resulting from a local or worldwide pandemic, such as geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm its future international expansion and operations and, consequently, NewcelX’s results of operations.

Even if any of NewcelX’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of NewcelX’s products will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the EMA, FDA or other regulatory authority or agreed to by NewcelX as part of a mandatory or voluntary risk management plan;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second,- or third-line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If NewcelX’s products are approved but do not achieve an adequate level of acceptance by physicians, third party payors and patients, NewcelX may not generate sufficient revenue from the product, and NewcelX may not become or remain profitable. In addition, its efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, NewcelX may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If NewcelX enters into arrangements with third parties to perform sales, marketing and distribution services for its products, the resulting revenues or the profitability from these revenues to it are likely to be lower than if NewcelX had sold, marketed and distributed its products itself. If NewcelX is unable to enter into such arrangements on acceptable terms or at all, NewcelX may not be able to successfully commercialize any of NewcelX’s product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, NewcelX may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute its products effectively. If NewcelX is not successful in commercializing its product candidates, either on NewcelX’s own or through collaborations with one or more third parties, its future product revenue will suffer and NewcelX may incur significant additional losses.

Even if NewcelX is able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm its business.

NewcelX’s ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for NewcelX’s products may be difficult. NewcelX cannot be certain if and when NewcelX will obtain an adequate level of reimbursement for its products by third party payors. Even if it does obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. NewcelX may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, NewcelX may not be able to successfully commercialize any product candidate for which NewcelX obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers NewcelX’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover NewcelX’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. NewcelX’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drug substances vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of drug substances before they can be reimbursed. In many countries, the pricing review period begins after marketing or drug substances licensing approval is granted. In some foreign markets, prescription drug substances pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, NewcelX might obtain marketing approval for drug substances in a particular country, but then be subject to price regulations that delay NewcelX’s commercial launch of its products and technology, possibly for lengthy time periods, and negatively impact the revenues it is able to generate from the sale of drug substances in that country. Adverse pricing limitations may hinder NewcelX’s ability to recoup its investment in one or more products and technology, even if its drug substances obtain marketing approvals. There can be no assurance that NewcelX’s products and technology, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of NewcelX’s drug substances are approved and it is found to have improperly promoted off-label uses of those products and technology, NewcelX may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription of its products and technology, if approved. If NewcelX is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If NewcelX cannot successfully manage the promotion of its products and technology, if approved, NewcelX could become subject to significant liability, which would materially adversely affect NewcelX’s business and financial condition.

NewcelX may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If NewcelX is unable to comply, or have not fully complied, with such laws, it could face substantial penalties.

If NewcelX obtains FDA approval for any of its product candidates and begin commercializing those products in the United States, its operations may be directly or indirectly through its customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing and education programs. In addition, NewcelX may be subject to patient privacy regulation by both the federal government and the states in which it conducts its business. The laws that may affect its ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or offering or transferring remuneration to a federal health care beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which contains provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like it that conduct clinical trials in the EU; NewcelX anticipates that over time it may expand its business operations to include additional operations in the EU and with such expansion, it would be subject to increased governmental regulation in the EU countries in which it might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that NewcelX’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If NewcelX’s operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to it, NewcelX may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if NewcelX becomes subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of NewcelX’s operations. If any of the physicians or other healthcare providers or entities with whom NewcelX expects to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that its business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Obtaining and maintaining regulatory approval of NewcelX’s drug substances in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of NewcelX’s drug substances in other jurisdictions. NewcelX’s failure to obtain regulatory approval in foreign jurisdictions would prevent its drug substances from being marketed abroad, and any approval it is granted for NewcelX’s drug substances in the United States would not assure approval of drug substances in foreign jurisdictions.

In order to market any products outside of the United States, NewcelX must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if NewcelX obtains and maintains regulatory approval of its product candidates in one jurisdiction, such approval does not guarantee that NewcelX will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that NewcelX intends to charge for its products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

If NewcelX, or any third parties with whom it works, fails to comply with regulatory requirements in the United States or international markets, or fail to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, NewcelX’s target market may be reduced and its ability to realize the full market potential of its products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in its failing to obtain regulatory approval to market NewcelX’s current product candidates, which could significantly harm its business, results of operations and prospects.

NewcelX’s market is subject to intense competition, which may result in others commercializing products before or more successfully. If NewcelX is unable to compete effectively, its products may be rendered noncompetitive or obsolete, which may adversely affect its operating results.

The development and commercialization of new products is highly competitive. NewcelX’s potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to its products or any future product candidate that NewcelX may seek to develop or commercialize. NewcelX’s competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than its products or any future product candidate it may develop, which could render any product candidates obsolete and noncompetitive. NewcelX’s competitors also may obtain FDA or other marketing approval for their products before it is able to obtain approval for NewcelX’s, which could result in competitors establishing a strong market position before it is able to enter the applicable market.

Many of NewcelX’s potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than it does. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of NewcelX’s competitors, which may adversely affect it.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with NewcelX in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if NewcelX enters the markets of its product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, NewcelX may not achieve commercial success, or it may have to reduce its price in order to effectively compete, which would impact its ability to generate revenue, obtain profitability and adversely affect its operating results.

The major market players within the diabetes cell therapy domain and NewcelX’s primary competitors in the United States include Vertex Therapeutics, Century Therapeutics, Sana Biotechnology, CellTrans Inc. and others. The major market players within the ALS cell therapy domain and NewcelX’s primary competitors in the United States include Brainstorm and CorestemChemon. In the ALS domain, most competition is from drug companies like Biogen and Mitsubishi Tanabe Pharmaceuticals. Some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit its ability to introduce or effectively market and generate sales and capture market share. For the DOXA platform, especially in narcolepsy, the main competitors are Takeda, Alkermes and Centessa Pharmaceuticals.

Competition in the pharmaceutical industry is intense, and can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share, and additional working capital requirements. To succeed, NewcelX must, among other critical matters, gain consumer acceptance for its products, as compared to other solutions currently available in the market. For example, since the currently accepted treatment for ALS is not substantially effective for its patients and for diabetes is lacking in effectiveness and does not cure the disease itself nor does it prevent long term complications, respectively, NewcelX will need to invest resources in educating the medical community and consumers, and establish strategic collaborations before NewcelX will be able to gain market acceptance for NewcelX’s product candidates. If NewcelX’s competitors offer significant discounts on certain products and solutions, NewcelX may need to lower its prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to NewcelX’s prices and pricing policies could make it difficult to generate revenues or cause NewcelX’s revenues to decline. Moreover, if NewcelX’s competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that it may develop, NewcelX may not convince its customers to use its products and solutions. Any such changes would likely reduce NewcelX’s commercial opportunity and revenues potential and could materially adversely impact NewcelX’s operating results.

Although NewcelX has obtained orphan drug designation from the EMA for its product AstroRx®, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.

NewcelX applied for and received orphan drug designation from the FDA for AstroRx® for cell therapy for ALS treatment. Regulatory authorities in some jurisdictions, including the EU and United States, may designate drugs for relatively small patient populations as “orphan drugs.” In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug. In the United States, under the Orphan Drug Act the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States

The designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as its product candidates prior to NewcelX’s product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances.

Although NewcelX has obtained orphan drug exclusivity from the FDA for AstroRx®, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

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

Sales of NewcelX’s approved products, if any, will be subject to the regulatory requirements governing marketing approval in the countries in which NewcelX obtains regulatory approval, and where it plans to seek itself or with collaborators regulatory approval to commercialize its product candidates in North America, the EU and in additional foreign countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the U.S. by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by the FDA, EMA, or regulatory authorities in other countries. Approval procedures vary among jurisdictions and can be lengthy and expensive, and involve requirements and administrative review periods different from, and potentially greater than, those in the U.S., including additional pre-clinical studies or clinical trials. Even if NewcelX’s product candidates are approved, regulatory approval for any product may be withdrawn by the regulatory authorities in a particular jurisdiction.

Even if a product is approved, the FDA, EMA or another applicable regulatory authority, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming post-approval commitments including clinical trials or onerous risk management activities, including REMS, in the U.S. as conditions of approval to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use. Elements to assure safe use can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. In many countries outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that NewcelX intends to charge for a product is also subject to approval.

Regulatory authorities in countries outside of the U.S. and the EU also have their own requirements for approval of product candidates with which NewcelX must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with such foreign regulatory requirements could result in significant delays, difficulties and costs for NewcelX or its collaborators and could delay or prevent the introduction of its current and any future products, in certain countries.

If NewcelX or its collaborators fail to receive applicable marketing approvals or comply with the regulatory requirements in international markets, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected.

If product liability lawsuits are brought against NewcelX, it may incur substantial liabilities, even if NewcelX has appropriate insurance policies, and it may be required to limit commercialization of its product candidates.

NewcelX is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, it has no products that have been approved for marketing or commercialization; however, the use of its product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose it to liability claims. Product liability claims may be brought against NewcelX or its partners by participants enrolled in its clinical trials, patients, health care providers, pharmaceutical companies, its collaborators or others using, administering or selling any of its future approved products. If NewcelX cannot successfully defend itself against any such claims, it may incur substantial liabilities, even if NewcelX has product liability or such other applicable insurance policies in effect. NewcelX may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to its future operating expenses and adversely affect its financial condition. As a result of such lawsuits and their potential results, it may be required to limit commercialization of its product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

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

NewcelX’s inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops or acquires. NewcelX intends to obtain product liability insurance covering its clinical trials. Although NewcelX will maintain such insurance, any claim that may be brought against NewcelX could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by its insurance or that is in excess of the limits of NewcelX’s insurance coverage. NewcelX’s insurance policies also have various exclusions, and it may be subject to a product liability claim for which NewcelX has no coverage. NewcelX may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and NewcelX may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to NewcelX’s Business and Industry

The operations and commercialization of stem cell therapies is a new and integral part of the emerging regenerative medicine market, but the field remains in its infancy.

As with all new technologies, products, practices and solutions, there are inherit risks related to NewcelX’s industry and business.

The field of cell therapy based on stem-cells derived differentiated cells is relatively new, and not yet widely adopted by the medical community, and because of that infancy, it may have an adverse effect on its ability to reach potential physicians that are skeptical of the benefits or have questions about the risks, and thus, NewcelX may run into resistance in the marketing of its products and services. These novel therapies may be susceptible to various risks, including side effects, unintended immune system responses, inadequate therapeutic efficacy, and lack of acceptance by physicians, hospital, and the patients themselves.

NewcelX’s experience and others have shown that physicians are historically slow to adopt new treatment methods based on new technologies, like NewcelX’s, when existing and trusted methods continue to be supported by established practitioners. Overcoming these obstacles often requires significant marketing expenditures, product performance, cost cutting and/or decreased pricing. It believes the skepticism to be a significant barrier as NewcelX’s attempts to gain market penetration with its products and services. Failure to achieve market acceptance of its products and services would have a material adverse effect on NewcelX’s financial condition.

Additionally, part of NewcelX’s success will depend on continuing to establish and maintain effective strategic partnerships and collaborations with its international partners, which may impose challenges, restrictions, and or financial impacts to its business.

As NewcelX applies its business strategy of establishing and maintaining strategic relationships, it believes this will allow NewcelX to expand and complement its products, training, support and commercialization capabilities. This NewcelX believes will allow it to reduce costs with greater economies of scale, and leverage a greater source of market intelligence, with crucial meta data gathered of stem cell therapies applied to a full spectrum across global applications. Notwithstanding, there can be no assurances that NewcelX will favorably maintain all current or successfully add new relationships to successfully advance its business.

NewcelX’s likelihood of profitability depends on its ability to license and/or develop and commercialize its products based on its cell production technology, which is currently in the development stage. If NewcelX is unable to complete the development and commercialization of its cell therapy products successfully, its likelihood of profitability will be limited severely.

NewcelX is engaged in the business of developing cell therapy products. It has not realized a profit from its operations to date and there is little likelihood that NewcelX will realize any profits in the short or medium term. Any profitability in the future from its business will be dependent upon successful commercialization of its potential cell therapy products and/or licensing of its products, which will require additional research and development.

The clinical manufacturing process for cell therapy products is complex and requires meeting high regulatory standards. Any delay or problem in the clinical manufacturing of its products may result in a material adverse effect on its business.

The clinical manufacturing process is complex, and NewcelX has no experience in manufacturing NewcelX’s product candidates at a commercial level. There can be no guarantee that it will be able to successfully develop and manufacture its product candidates in a manner that is cost-effective or commercially viable, or that its development and manufacturing capabilities might not take much longer than currently anticipated to be ready for the market. In addition, if NewcelX fails to maintain regulatory approvals for its manufacturing facilities, it may suffer delays in its ability to manufacture it product candidates. This may result in a material adverse effect on its business.

If NewcelX encounters problems or delays in the research and development of its potential cell therapy products, it may not be able to raise sufficient capital to finance its operations during the period required to resolve such problems or delays.

NewcelX’s cell therapy products are currently in the development stage, and it anticipates that it will continue to incur substantial operating expenses and incur net losses until it has successfully completed all necessary research and clinical trials. NewcelX, and any of its potential collaborators, may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of its technology. NewcelX’s research and development programs may not be successful, and its cell culture technology may not facilitate the production of cells outside the human body with the expected result. NewcelX’s cell therapy products may not prove to be safe and efficacious in clinical trials. If any of these events occur, NewcelX may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and it may not be able to raise capital to finance its continued operation during the period required for resolution of that issue. Accordingly, NewcelX may be forced to discontinue or suspend its operations.

Any cell-based products that receive regulatory approval may be difficult and expensive to manufacture profitably.

Cell-based products are among the more expensive biological products to manufacture. NewcelX does not yet have sufficient information to reliably estimate the cost of commercially manufacturing any of its product candidates. Excessive manufacturing costs could make its product candidates too expensive to compete in the medical marketplace with alternative products manufactured by its competitors or might result in third party payors such as health insurers and Medicare, declining to cover its products or setting reimbursement levels too low for NewcelX to earn a profit from the commercialization of one or more of its products.

NewcelX’s future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

NewcelX’s future success depends to a large extent on the continued services of members of NewcelX’s current management including, in particular, Professor Michel Ravel, Chief Scientific Officer, and Dr. Kfir Molekandov, NewcelX’s Vice President of Research and Development, Dr. Ariel Revel, Director of Medical Affairs, and Ronen Twito, NewcelX’s Executive Chairman and CEO. Any of NewcelX’s employees and consultants may leave the company at any time, subject to certain notice periods. The loss of the services of any of NewcelX’s executive officers or any key employees or consultants may adversely affect its ability to execute its business plan and harm its operating results. NewcelX’s operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on NewcelX’s operations and financial performance.

Recruiting and retaining qualified scientific and clinical personnel and, if NewcelX progresses the development of its product pipeline toward scaling up for commercialization, manufacturing and sales and marketing personnel, will also be critical to NewcelX’s success. The loss of the services of its executive officers or other key employees could impede the achievement of its development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in its industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and NewcelX may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. It also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, NewcelX’s relies on consultants and advisors, including scientific and clinical advisors, to assist NewcelX in formulating its development and commercialization strategy. NewcelX’s consultants and advisors may be employed by employers other than NewcelX and may have commitments under consulting or advisory contracts with other entities that may limit their availability to NewcelX. If NewcelX is unable to continue to attract and retain high quality personnel, its ability to pursue its growth strategy will be limited.

Certain debt agreements that NewcelX may enter into may contain restrictions that may limit its flexibility in operating its business.

Future debt agreements that NewcelX may enter into could limit its flexibility in operating its business. Documents governing such future indebtedness, or those in connection with additional capital raises, if any, may contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in these future debt agreements may include restrictions on, among other things, NewcelX’s ability to:

●	create or permit to subsist any security interest over any of its assets;

●	sell, transfer or otherwise dispose of any or its receivables on recourse terms;

●	pay dividends;

●	buy back its own common shares;

●	incur or permit additional indebtedness;

●	merge or conduct any other corporate reconstruction; and

●	change the nature of its business.

NewcelX’s ability to comply with these and other provisions of future debt agreements will depend on its future performance, which will be subject to many factors, some of which are beyond its control. The breach of any negative covenants in these future agreements could result in an event of default, as may be defined in such agreements, potentially leading to a default interest rate or immediate repayment of any borrowed amounts. These restrictive covenants, which may be included in future debt agreements, and any lack of compliance by NewcelX could limit its flexibility in operating its business.

The use of any of NewcelX’s product candidates could result in product liability or similar claims that could be expensive, damage its reputation and harm its business.

NewcelX’s business exposes it to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and it faces financial exposure to product liability or similar claims if the use of any of its products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of its products might necessitate a product recall. Although NewcelX plans to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, NewcelX may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide it with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to NewcelX, damage to its reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against NewcelX in excess of, or outside of, its insurance coverage could have a material adverse effect on NewcelX business, financial condition and results of operations.

Failure in its information technology systems, including by cybersecurity attacks or other data security incidents, could significantly disrupt NewcelX’s operations.

NewcelX’s operations depend, in part, on the continued performance of its information technology systems. NewcelX’s information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Failure of its information technology systems could adversely affect its business, profitability and financial condition. Although NewcelX has information technology security systems, a successful cybersecurity attack or other data security incident could result in the misappropriation and/or loss of confidential or personal information, create system interruptions, or deploy malicious software that attacks its systems. It is possible that a cybersecurity attack might not be noticed for some period of time. The occurrence of a cybersecurity attack or incident could result in business interruptions from the disruption of NewcelX’s information technology systems, or negative publicity resulting in reputational damage with its shareholders and other shareholders and/or increased costs to prevent, respond to or mitigate cybersecurity events. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose NewcelX or other third parties to regulatory fines or penalties, litigation and potential liability, or otherwise harm its business.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on NewcelX’s business and reputation.

The collection and use of personal health data in the EU is governed by the provisions of the data protection derivative and the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that NewcelX processes and NewcelX intends to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect its business, financial condition, prospects, results of operations and reputation.

Increased operating and capital costs could affect NewcelX’s profitability.

Costs for any particular product are subject to variation due to a number of factors, such as regulatory costs and research and development expenses. In addition, costs are affected by the price and availability of input commodities, electricity, labor, chemical reagents, and processing related equipment and facilities. Product costs are, at times, subject to volatile price movements, including increases that could make production at certain operations less profitable. Further, changes in laws and regulations can affect product prices, uses and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs could have a significant effect on NewcelX’s profitability and operating cash flow. NewcelX could have significant increases in capital and operating costs over the next several years in connection with the development of new projects and in the sustaining and/or expansion of existing operations. Costs associated with capital expenditures may increase in the future as a result of factors beyond NewcelX’s control. Increased capital expenditures may have an adverse effect on the profitability of and cash flow generated from existing operations, as well as the economic returns anticipated from new projects.

NewcelX may seek to grow through acquisitions.

NewcelX may seek to grow through acquisitions. Factors which may affect its ability to grow successfully through acquisitions include:

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

Economic and political conditions may cause fluctuations of the future prices, supply, and demand for products NewcelX uses, which may negatively affect any future revenues.

Any future revenues generated from NewcelX’s production activities in the biotech industry will be highly dependent upon the future prices and demand for products that NewcelX currently uses. Factors which may affect prices and demand for products that NewcelX and NewcelX currently use include, but are not limited to, the worldwide supply of these products; the price of these products that are produced in the United States, Israel, Switzerland, or imported from foreign countries; consumer demand for such products; the price and availability of alternative products; federal and state regulation; and general, national and worldwide economic political conditions.

Changes in the regulatory environment could have a material adverse effect on NewcelX’s business.

Changes in the regulatory environment could have a material adverse effect on NewcelX’s business. NewcelX’s exploration, development, production and marketing operations are subject to extensive environmental regulation at the federal, state and local levels including those governing pharmaceutical research and testing. Under these laws and regulations, NewcelX could be held liable for personal injuries, medical malpractice and other damages. Failure to comply with these laws and regulations may also result in the suspension or termination of NewcelX’s operations and subject us to administrative, civil, and criminal penalties. Governmental laws and regulations also increase the costs to plan, permit, design and install our operations and facilities.

Risks Related to NewcelX’s Reliance on Third Parties

NewcelX’s reliance on third party expenses reimbursement related to its products by insurance companies, pursuant to eligibility criteria that may be changed, as well as fluctuations of indemnity amounts that may impair its ability to sell its products and may affect its business outcomes which are determined by both the Israeli government and by insurance companies.

NewcelX’s activity is influenced by a policy of health insurers regarding its eligibility to participate and cover its expenses, or reimbursement, known in Israel as the “Healthcare Basket.” The degree of participation or coverage (full or partial) for the purchase of products or medical treatment developed or provided by it may affect its activities and the sales potential and business outcomes for NewcelX. On the other hand, the recognition of medical insurers for the purchase of products or medical care that will be developed or provided by NewcelX, for the purpose of reimbursing expenses, is expected to increase demand for its products and services in its target markets. The entitlement to reimbursement is determined from time to time by health insurance companies, both private insurance companies and public insurance companies, in accordance with considerations that go beyond the scope of NewcelX’s influence. A change to the reimbursement criteria or non-confirmation of eligibility for expenses reimbursement related to its products, as well as fluctuations of indemnity amounts for substitute and complementary diagnostic tests may assist or impair its ability to sell NewcelX’s products and may affect its business outcomes.

NewcelX may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to its transport, storage and distribution operations, negatively impacting the costs related thereto.

NewcelX’s operations are dependent upon uninterrupted transportation, storage and distribution of its products. Transportation, storage or distribution of its products could be partially or completely, temporarily or permanently shut down as the result of any number of circumstances that are not within its control, such as:

●	catastrophic events;

●	strikes or other labor difficulties;

●	disruption in the global supply chain, including container shortages;

●	war and other armed conflicts, such as the war in Israel and the war involving Russia and Ukraine; and

●	other disruptions in means of transportation.

Any significant interruption at NewcelX’s distribution facilities, an inability to transport its products to or from these facilities, or to or from its domestic or foreign customers or suppliers, or an increase in transportation costs, for any reason, would materially adversely affect NewcelX.

Because NewcelX relies on internal and external logistics to transport its drug substances and products and medical related inventory throughout the United States to and from its research and development center and other development hubs in U.S. locations, it is subject to business risks and costs associated with the transportation industry. Many of these risks and costs are out of NewcelX’s control, and any of them could have a material adverse effect on its business, financial condition, and results of operations.

NewcelX relies on a limited number of suppliers or, in some cases, single suppliers, for some of its laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers on a cost-effective basis, or at all.

NewcelX sources components of its technology from third parties and certain components are sole sourced. Obtaining substitute components may be difficult or require NewcelX to re-design its products. Any natural or other disasters, such as wild fire, earthquake, acts of war or terrorism, shipping embargoes, labor unrest or political instability, failure in supply or other logistical channels, electrical outages or other reasons or similar events at its third-party suppliers’ facilities that cause a loss of manufacturing capacity or a reduction in the quality of the items manufactured would heighten the risks that NewcelX faces. Changes to, failure to renew or termination of NewcelX’s existing agreements or its inability to enter into new agreements with other suppliers could result in the loss of access to important components of NewcelX’s tests and could impair, delay or suspend its commercialization efforts. Its failure to maintain a continued and cost-effective supply of high-quality components could materially and adversely harm its business, operating results, and financial condition.

NewcelX relies on third parties to conduct its pre-clinical and clinical studies and perform other tasks for itself. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, NewcelX may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

NewcelX has relied upon and plans to continue to rely upon third-party CROs to monitor and manage data for its ongoing pre-clinical and clinical programs. NewcelX relies on these parties for execution of its pre-clinical and clinical studies, and controls only certain aspects of their activities. Nevertheless, NewcelX is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve it of its regulatory responsibilities. NewcelX and its CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of its product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If NewcelX or any of NewcelX’s CROs or vendors fail to comply with applicable regulations, the clinical data generated in its clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require NewcelX to perform additional clinical studies before approving its marketing applications. It cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical studies comply with GCP regulations. In addition, NewcelX’s clinical studies must be conducted with product candidates which are produced under cGMP regulations. The NewcelX’s failure to comply with these regulations may require NewcelX to repeat clinical studies, which would delay the regulatory approval process.

NewcelX may not be able to secure and maintain research institutions to conduct its clinical trials.

NewcelX relies on research institutions to conduct its clinical trials. Specifically, the limited number of centers experienced with cell therapy product candidates heightens its dependence on such research institutions. Its reliance upon research institutions, including hospitals and clinics, provides it with less control over the timing and cost of clinical trials and the ability to recruit subjects. If NewcelX is unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, it may be unable to quickly replace the research institution with another qualified institution on acceptable terms. NewcelX may not be able to secure and maintain suitable research institutions to conduct its clinical trials, which could have a material adverse effect on its business and prospects.

NewcelX and its collaborators and contract manufacturers are subject to significant and ongoing regulation with respect to manufacturing its drug substances. The manufacturing facilities on which it relies may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to its product candidates. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of its product candidates that may not be detectable in final product testing. We, its collaborators or its contract manufacturers must supply all necessary documentation in support of a BLA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of NewcelX’s contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of its collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of its product candidates or any of its other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of its product candidates or its other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. NewcelX does not control the manufacturing process of, and are completely dependent on, its contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if NewcelX’s contract manufacturer’s fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm its business.

Any collaboration arrangements that NewcelX is party to or may enter into in the future may not be successful, which could adversely affect its ability to develop and commercialize its current and potential future product candidates.

NewcelX has entered into and may seek additional collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of its current and potential future product candidates. For example, NewcelX has entered into a collaborative research agreement with Eledon Pharmaceuticals as well as other collaboration agreements with third parties. NewcelX may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for NewcelX as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. It will face, to the extent that NewcelX decides to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. NewcelX may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should NewcelX so choose to enter into such arrangements. The terms of any collaborations or other arrangements that NewcelX may establish may not be favorable to itself.

The risks in a strategic partnership include the following:

●	the strategic partner may not apply the expected financial resources, efforts, or required expertise in developing the physical resources and systems necessary to successfully develop and commercialize a product or product candidate;

●	the strategic partner may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of the products reach their full potential;

●	we may be required to undertake the expenditure of substantial operational, financial, and management resources;

●	we may be required to issue equity securities that would dilute our existing shareholders’ percentage ownership;

●	we may be required to assume substantial actual or contingent liabilities;

●	we, or our strategic partner, may not receive requisite regulatory approvals;

●	strategic partners could decide to withdraw a development program, or move forward with a competing product developed either independently or in collaboration with others, including our competitors;

●	disputes may arise between us and a strategic partner that delay the development or commercialization or adversely affect the sales or profitability of the product; or

●	the strategic partner may independently develop, or develop with third parties, products that could compete with our products.

In addition, a strategic partner for one or more of our products or product candidates may have the right to terminate the collaboration at its discretion. For example, Eledon Pharmaceuticals, Inc. (“Eledon” or “Eledon Pharmaceuticals”) may terminate its collaboration agreement with us upon 30 day’ prior written notice. Any early termination in a manner adverse to us could have a material adverse effect on our liquidity, financial condition and results of operations. Any termination may require us to seek a new strategic partner, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back our development and commercialization efforts. The occurrence of any of these events could adversely affect the development and commercialization of our products or product candidates and materially harm our business and stock price by delaying the development of our products, and the sale of any products that may be approved by the FDA or other regulatory agencies, by slowing the growth of such sales, by reducing the profitability of the product and/or by adversely affecting the reputation of the product.

Further, in case of a breach of an agreement with us by a strategic partner, or upon termination by either party to the agreement for any reason, we may not be able to adequately protect our rights under these agreements, including intellectual property rights, or maintain exclusive rights to shared intellectual property rights. Furthermore, a strategic partner will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products, if approved, and may not conduct those activities in the same manner as we would.

NewcelX’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Because NewcelX relies on third parties to develop and manufacture its product candidates, NewcelX must, at times, share trade secrets with them. It seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose its confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by NewcelX’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that NewcelX’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure would impair its competitive position and may have a material adverse effect on its business.

Risks Related to NewcelX’s Intellectual Property

NewcelX has filed multiple patent applications and have a limited number of issued patents. There can be no assurance that any of its patent applications will result in issued patents. As a result, NewcelX’s ability to protect its proprietary technology in the marketplace may be limited.

NewcelX has filed patent applications in countries worldwide. These applications cover a range of areas including: the U.S., EU, Israel and Japan. While several patent applications have been granted, several are still pending. Unless and until its pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of its patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what NewcelX currently seeks.

NewcelX’s proprietary position for its product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for NewcelX’s product candidates will be any patents granted on the method of use and formulation. NewcelX does not have patents or patent applications covering its products as a composition of matter (i.e., compound claims).

Composition of matter patent claims on the active pharmaceutical ingredient, or API, in pharmaceutical products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for NewcelX’s targeted indications or uses for which it may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

There is no certainty that its pending or future patent applications will result in the issuance of patents.

NewcelX’s success depends in part on its ability to obtain and defend patent and other intellectual property rights that are important to the commercialization of its products and product candidates. The degree of patent protection that will be afforded to its products and processes in the U.S. and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts, administrative bodies and lawmakers in these countries. NewcelX can provide no assurance that it will successfully obtain or preserve patent protection for the technologies incorporated into its products and processes, or that the protection obtained will be of sufficient breadth and degree to protect its commercial interests in all countries where it conducts business. If NewcelX cannot prevent others from exploiting its inventions, it will not derive the benefit from them that it currently expects. Furthermore, NewcelX can provide no assurance that its products will not infringe patents or other intellectual property rights held by third parties.

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

Even if NewcelX will issue patents, because the patent positions of pharmaceutical and/or biotech products are complex and uncertain, NewcelX cannot predict the scope and extent of patent protection for its product candidates.

Any patents that may be issued to it will not ensure the protection of NewcelX’s intellectual property for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other drug substances including identical or similar products and technology;

●	if NewcelX is not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which NewcelX is not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing, now or in the future, in the patent landscape for PBI products, or any other product candidates that NewcelX seeks to commercialize or develop, if any, that will affect NewcelX’s freedom to operate;

●	if NewcelX’s patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe NewcelX’s patents;

●	NewcelX’s patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if NewcelX encounters delays in its development or clinical trials, the period of time during which it could market its products under patent protection would be reduced.

Obtaining and maintaining NewcelX’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and NewcelX’s patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, NewcelX’s competitors might be able to enter the market, which would have a material adverse effect on its business.

NewcelX may not be able to enforce its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States and Israel can be less extensive than those in the United States and Israel. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Israel. Consequently, NewcelX may not be able to seek to prevent third parties from practicing its inventions in all countries outside the United States and Israel, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors, for example, may use NewcelX’s technologies in jurisdictions where NewcelX have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where it has patents, but enforcement is not as strong as that in the United States and Israel.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to drug substances and product candidates and biopharmaceutical and biotechnology products, which could make it difficult for NewcelX to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. To date, NewcelX has not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce NewcelX’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against NewcelX. NewcelX may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, NewcelX and its licensors may have limited remedies if patents are infringed or if it or its licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit its potential revenue opportunities. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

If NewcelX is unable to maintain effective proprietary rights for its product candidates, it may not be able to compete effectively in its markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, it has relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that NewcelX elects not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. NewcelX seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. It also seeks to preserve the integrity and confidentiality of its data, trade secrets and intellectual property by maintaining physical security of its premises and physical and electronic security of its information technology systems. Agreements or security measures may be breached, and NewcelX may not have adequate remedies for any breach. In addition, NewcelX’s trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

NewcelX cannot provide any assurances that its trade secrets and other confidential proprietary information will not be disclosed in violation of its confidentiality agreements or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of its trade secrets and intellectual property could impair its competitive position and may have a material adverse effect on its business. Additionally, if the steps taken to maintain its trade secrets and intellectual property are deemed inadequate, it may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that NewcelX is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of its business.

NewcelX’s commercial success depends upon its ability to develop, manufacture, market and sell its platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the drug substances and product candidates and pharmaceutical industries. While no such litigation has been brought against it and NewcelX has not been held by any court to have infringed a third party’s intellectual property rights, NewcelX cannot guarantee that its technology or use of its technology does not infringe third-party patents. It is also possible that it has failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering its technology could have been filed by others without its knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover NewcelX’s technology.

NewcelX may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against NewcelX based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If NewcelX is found to infringe a third party’s intellectual property rights, NewcelX could be required to obtain a license from such third party to continue developing and marketing its technology. However, NewcelX may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of its products or lead to prohibition of the manufacture or sale of products by it. Even if NewcelX was able to obtain a license, NewcelX could be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. NewcelX could be forced, including by court order, to cease commercializing the infringing technology. In addition, NewcelX could be found liable for monetary damages, including treble damages and attorneys’ fees if NewcelX is found to have willfully infringed a patent. A finding of infringement could prevent NewcelX from commercializing its technology or force NewcelX to cease some of its business operations, which could materially harm NewcelX’s business. Claims that NewcelX has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

NewcelX may be subject to claims challenging the inventorship of its patents and other intellectual property.

NewcelX may be subject to claims that former employees, collaborators or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, NewcelX may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If NewcelX fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on its business. Even if it is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, NewcelX may receive less revenue from future products if any of its employees successfully claim for compensation for their work in developing NewcelX’s intellectual property, which in turn could impact NewcelX’s future profitability.

Under applicable employment laws, NewcelX may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of its former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with it.

NewcelX generally enters into non-competition agreements with its employees and certain key consultants. These agreements prohibit employees and certain key consultants, if they cease working for NewcelX, from competing directly with it or working for its competitors or clients for a limited period of time. NewcelX may be unable to enforce these agreements under the laws of the jurisdictions in which NewcelX’s employees work and it may be difficult for it to restrict its competitors from benefitting from the expertise its former employees or consultants developed while working for it. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If NewcelX cannot demonstrate that such interests will be harmed, it may be unable to prevent its competitors from benefiting from the expertise of its former employees or consultants and its ability to remain competitive may be diminished.

In addition, under Israeli law, if NewcelX wishes to obtain ownership over inventions developed by its employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, NewcelX is required to compensate the employee for the rights to their respective inventions. There can be no guarantee that NewcelX will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on its operations and ability to effectively compete.

Risks Related to Israeli Law and its Operations in Israel

Conditions in the Middle East and in Israel, where its research and development facilities are located, may harm its operations.

NewcelX’s executive offices, research and development laboratories, which is also used by the Copany’s wholly-owned subsidiary, Kadimastem, and manufacturing facility are located in Ness-Ziona and Haifa, Israel. In addition, the majority of its key employees, officers and directors are residents of Israel. Accordingly, Our business is directly affected by the political, economic and military conditions in Israel and its neighbors. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Iran, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, in March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in Lebanon.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. While a temporary ceasefire agreed to between Iran and the U.S. on April 8, 2026 as part of ongoing negotiations for a permanent ceasefire agreement, the situation remains volatile and uncertain. Although the ceasefire has been subject to extensions and continued diplomatic engagement, it has reportedly been characterized by tensions, alleged violations and stalled negotiations. We cannot predict if and to what extent this ceasefire will remain in effect or upheld or whether hostilities may resume or further escalate. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service, including five full time employees in Israel of ours. Although many of such military reservists have since been released, including all our employees, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date hereof, we currently have 9 full-time employees located in Israel.

Since the war broke out on October 7, 2023, our operations were not adversely affected by this situation, and it has not experienced any material disruptions to our operations. We have the ability, if necessary, to shift our manufacturing from Israel to other countries where we have business partners, and we have not had customers in Israel in the last year. However the intensity and duration of the security situation in Israel have been difficult to predict, as re the economic implications on our business and operations and on Israel’s economy in general. However, if the war extends for a long period of time or expands to other fronts, our operations may be harmed.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect NewcelX’s operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which NewcelX’s employees and some of its consultants are located, and negatively affected business conditions in Israel.

NewcelX’s commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, NewcelX cannot assure you that this government coverage will be maintained. Any losses or damages incurred by NewcelX could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm NewcelX’s results of operations.

Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover NewcelX’s potential damages. Any losses or damages incurred by NewcelX could have a material adverse effect on NewcelX’s business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm NewcelX’s results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by certain countries, activists and organizations to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact NewcelX’s ability to collaborate with other third parties.

Additionally, political conditions within Israel may affect NewcelX’s operations. Many citizens and groups have responded strongly against the Israeli government’s pursuit of judicial reform. To date, these initiatives have been substantially put on hold. Actual or perceived instability in Israel or any negative changes in the political environment may individually or in the aggregate adversely affect NewcelX.

We anticipate being subject to fluctuations in currency exchange rates.

We anticipate being subject to fluctuations in currency exchange rates. While some of our expenses are denominated in U.S. dollars or Swiss Francs, a significant portion of our operating expenses, which consists of employee salaries and lease payments on our Israeli facilities, are incurred in NIS. Therefore, we are exposed to currency exchange fluctuations, particularly in NIS. As a result, our operating results are exposed primarily to movements in the USD/NIS and Swiss Franc/NIS exchange rates. Appreciation of the NIS against the U.S. dollar or the Swiss Franc increases the U.S. dollar cost of our shekel-denominated expenses and may adversely impact our results of operations and increase our net loss.

Foreign exchange rates may fluctuate due to many factors, including interest-rate differentials between markets, capital flows, monetary policy decisions, geopolitical events, global macroeconomic developments, and investor sentiment toward Israel and regional markets. These factors may cause the NIS to appreciate or depreciate against the U.S. dollar independent of local inflation levels. If the NIS strengthens without a corresponding increase in other foreign currencies in which we operate, our U.S. dollar or Swiss Franc-measured costs may rise.

The value of the NIS relative to the U.S. dollar and Swiss Franc has fluctuated significantly. For example, the shekel appreciated on average by 12.5% relative to the U.S. dollar in 2025, after depreciating by 0.4% in 2024 and by 3.1% in 2023, thereby increasing, in 2025, the U.S. dollar cost of our shekel-denominated expenses. The Swiss Franc also appreciated relative to the dollar in 2025 on average, by approximately 5%, thereby increasing the U.S. dollar cost of our Swiss Franc-denominated expenses. Any significant revaluation of the NIS, U.S. dollar or Swiss Franc may materially and adversely affect our cash flows and financial condition. Fluctuations in exchange rates, or even the appearance of instability at such exchange rate, could adversely affect our ability to operate our business.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase NewcelX’s costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. NewcelX may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to it. If it qualifies for such benefits and programs and fail to meet the conditions thereof, the benefits could be cancelled and it could be required to refund any benefits it might already have enjoyed and become subject to penalties. Additionally, if NewcelX qualifies for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on NewcelX’s financial condition and results of operations.

NewcelX may be required to pay monetary remuneration to its Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

NewcelX enters into agreements with its Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by NewcelX or are assigned to it, depending on the jurisdiction, without the employee retaining any rights. A portion of NewcelX’s intellectual property has been developed by its Israeli employees during their employment for it. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions.” Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although NewcelX’s Israeli employees have agreed that NewcelX exclusively own any rights related to their inventions, NewcelX may face claims demanding remuneration in consideration for employees’ service inventions. As a result, NewcelX could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such claims, which could negatively affect NewcelX’s business.

NewcelX received Israeli government grants for certain of its research and development activities, the terms of which may require it to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If NewcelX fails to satisfy these conditions, it may be required to pay penalties and refund grants previously received.

NewcelX’s research and development efforts have been financed in part through royalty-bearing grants that it received from the Israel Innovation Authority, or the IIA. NewcelX is further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. NewcelX may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits NewcelX to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, NewcelX’s research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and availability of similar services in Israel and other factors. These restrictions and requirements for payment may impair its ability to sell, license or otherwise transfer its technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to NewcelX’s shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that NewcelX is required to pay to the IIA.

NewcelX may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for its products.

NewcelX has non-competition agreements with all of its employees, all of which are governed by Israeli law. These agreements prohibit NewcelX employees from competing with or working for its competitors. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If it is not able to enforce non-compete covenants, it may be faced with added competition.

NewcelX Risks Related to Swiss Law and Its Operations in Switzerland

NewcelX is a Swiss stock corporation. The rights of its shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

NewcelX is a Swiss stock corporation. Its corporate affairs are governed by its Articles and by Swiss laws governing companies, including listed companies, incorporated in Switzerland. The rights of its shareholders and the responsibilities of NewcelX Board may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States or Israel. In the performance of its duties, its NewcelX Board is required by Swiss law to consider the interests of NewcelX, and may also regard the interests of its shareholders, its employees and other shareholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some shareholders have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of NewcelX shareholders to challenge resolutions made or other actions taken by its NewcelX Board in court. NewcelX shareholders generally are not permitted to file a suit to reverse a decision or an action taken by the NewcelX Board, but are instead only permitted to seek damages from NewcelX Board for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against an NewcelX Board member for breach of fiduciary duty would have to be brought to the competent courts at the registered office of NewcelX, currently in Zurich, Switzerland. In addition, pursuant to Swiss law, any claims by its shareholders against NewcelX must be brought exclusively to the competent courts at the registered office of NewcelX, currently in Zurich, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this proxy statement/prospectus, please see the sections entitled “Description of NewcelX Securities” and “Comparison of Shareholders’ Rights and Corporate Governance.” There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect NewcelX shareholders in a similar fashion as under U.S. corporate law principles.

NewcelX common shares are not listed in Switzerland, NewcelX’s home jurisdiction. As a result, the Swiss takeover regime does not apply.

Since NewcelX common shares are listed exclusively on the Nasdaq, the Swiss takeover regime does not apply to NewcelX Pharmaceutics. That means that a shareholder crossing the 33 1/3% threshold is under no obligation to submit a mandatory offer to all other shareholders.

NewcelX’s common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

NewcelX is organized under the laws of Switzerland. However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against NewcelX Pharmaceutics or its executive management or members of the NewcelX Board.

NewcelX is a company organized and incorporated under the laws of Switzerland with registered office and domicile in Zurich, Switzerland, and the majority of its assets are located within Switzerland. Moreover, a majority of NewcelX Board members and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon NewcelX or upon such persons, or to enforce judgments obtained against NewcelX or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.

The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland.

NewcelX’s status as a Swiss stock corporation means that its shareholders enjoy certain rights that may limit its flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which the board of directors would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that NewcelX shareholders themselves resolve to, or authorize the NewcelX Board to increase our share capital. While its shareholders may introduce a capital band pursuant to which share capital that can be issued by the NewcelX Board without additional shareholder approval, Swiss law limits this capital band to 50% of the share capital registered in the commercial register at the time of the introduction of the capital band. The capital band, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in the Articles, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law requirements relating to capital management may limit NewcelX’s flexibility, and situations may arise where greater flexibility would have provided benefits to its shareholders.

Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless NewcelX takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that NewcelX will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in NewcelX will be diluted.

NewcelX’s common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

NewcelX is organized under the laws of Switzerland. However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

NewcelX Risks Related to the Ownership of its Securities

The market price of NewcelX common shares may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of each of common shares is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by NewcelX or its competitors;

●	adverse actions taken by regulatory authorities with respect to NewcelX’s clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of the symptoms of narcolepsy, ADHD, or any other indication that NewcelX may seek to develop, or the use of mazindol to treat any such indications;

●	any adverse changes to NewcelX’s relationship with collaborators, manufacturers or suppliers;

●	any intellectual property infringement actions in which NewcelX may become involved;

●	announcements concerning NewcelX’s competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or NewcelX’s failure to meet expectations;

●	NewcelX’s commencement of, or involvement in, litigation;

●	any major changes in NewcelX’s board of directors or management;

●	NewcelX’s ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of pharmaceuticals;

●	the depth of the trading market in common shares;

●	economic weakness, including rising or sustained high interest rates and high inflation, or political instability in particular foreign economies and markets;

●	business interruptions resulting from a local or worldwide pandemic (such as the COVID-19 pandemic), geopolitical instability (such as the war in Ukraine and Israel’s multi-front war), and other conditions beyond NewcelX’s control;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of NewcelX’s business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market fluctuations may adversely affect the trading price of its securities. Additionally, these and other external factors have caused and may continue to cause the market price and demand for its common shares to fluctuate substantially, which may limit or prevent its shareholders from readily selling their shares and may otherwise negatively affect the liquidity of its shares.

We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

We have identified control deficiencies in our financial reporting process that constitute material weaknesses for the year ended December 31, 2025. The material weaknesses were related to the lack of sufficient internal accounting personnel and segregation of duties.

Although we have taken certain measures to address the identified material weakness such as implementing internal policies and procedures related to internal control over financial reporting and hiring additional internal accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to retain additional qualified personal in order to fully address our material weakness. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Further, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

The warrants NewcelX has issued are speculative in nature.

The warrants NewcelX has offered and sold do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price for a limited period of time. Specifically, holders of the Warrants NewcelX has issued may exercise their right to acquire the common shares and pay an exercise price per common share as contemplated in such holder’s Warrant, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

If NewcelX was to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of its common shares and Warrants could have adverse U.S. income tax consequences.

In general, NewcelX will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. NewcelX does not believe that NewcelX will be deemed a PFIC for 2025. If NewcelX is a PFIC in any taxable year during which a U.S. taxpayer holds the common shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat it as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which NewcelX was a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that NewcelX is a PFIC for a year with respect to which NewcelX has determined that NewcelX was not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when NewcelX was a PFIC will be subject to the foregoing rules, even if NewcelX cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. NewcelX intends to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which NewcelX or any of its subsidiaries are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. taxpayers to make a QEF election. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that NewcelX is a PFIC (see “Item 10.E. Taxation—Certain Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Companies” for additional information).

NewcelX has not paid, and does not intend to pay, dividends on its common shares and, therefore, unless its traded securities appreciate in value, its investors may not benefit from holding its common shares.

NewcelX has never declared or paid cash dividends on its common shares. NewcelX does not anticipate paying any cash dividends on its common shares in the foreseeable future. Moreover, Swiss Law imposes certain restrictions on its ability to declare and pay dividends.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, or Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC.

Furthermore, because we are a foreign private issuer, we comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the Nasdaq corporate governance listing standards that are applicable to U.S. companies listed on Nasdaq. For example, we are exempt from Nasdaq listing standards that require a listed U.S. company to have (i) a majority of the board of directors consist of independent directors, (ii) regularly scheduled executive sessions with only independent directors and (iii) a compensation committee and a nomination and corporate governance committee consisting entirely of independent directors. Furthermore, Nasdaq listing standards generally require Nasdaq-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For an overview of the material differences between our governance principles and Nasdaq corporate governance listing standards, see “Item 16G—Corporate Governance.”

Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our common shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares, and our market prices may be more volatile and may decline.

The requirements associated with being a public company require significant company resources and management attention.

NewcelX is subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that NewcelX file periodic reports with respect to its business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and Nasdaq may also impose various additional requirements on public companies. As a result, NewcelX will incur additional legal, accounting and other expenses, particularly after NewcelX is no longer an emerging growth company as defined in the JOBS Act. NewcelX estimates that these expenses will be in excess of one million dollars annually. NewcelX has made changes to its corporate governance standards, disclosure controls and financial reporting and accounting systems to meet its reporting obligations. The measures NewcelX take, however, may not be sufficient to satisfy its obligations as a public company, which could subject it to delisting of its common shares, fines, sanctions and other regulatory action and potentially civil litigation.

After NewcelX is no longer an emerging growth company, NewcelX expects to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

An active trading market for our common shares may not be sustained.

An active public trading market for our common shares may not be sustained. The lack of an active market may impair your ability to sell your common shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your common shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling common shares and may impair our ability to acquire other companies or technologies by using our common shares as consideration.

Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our common shares.

We expect to seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

In addition, our total of common shares that are issued and can further be issued consists of 11,252,007 common shares. As of April 29, 2026, we had 5,345,184 common shares issued and outstanding. As of April 29, 2026, we also had outstanding (i) 52,662 PPCs and 5,029 preferred shares, each convertible into common shares, (ii) 1,567,253 warrants to purchase common shares, (iii) options to purchase 132,196 common shares, of which 11,010 are currently vested, and (iv) 854,097 pre-funded warrants. Our board of directors may issue, or reserve for issuance, an additional 3,316,418 common shares, the issuance of which may substantially dilute your holdings.

To the extent that common shares are issued or options and warrants are exercised, holders of our common shares will experience dilution. In addition, in the event of any future issuances of equity securities or securities convertible into or exchangeable for common shares, holders of our common shares may experience dilution. We also consider from time to time various strategic alternatives that could involve issuances of additional common shares, including but not limited to acquisitions and business combinations, but do not currently have any definitive plan to enter into any such transaction.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were established on June 10, 2015 as a Swiss limited company. Our registered office is located at Hohstrasse 1, 8302 Kloten, Switzerland.

Our principal executive offices are located Hohstrasse 1, 8302 Kloten, Switzerland, our general telephone number is (+41) 44 512 21 50 and our internet address is newcelx.com. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov. The information contained on our website and the SEC website or available through such websites is not incorporated by reference into and should not be considered a part of this annual report, and the references to websites in this annual report are inactive textual references only.

We are an emerging growth company. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

Merger with Kadimastem

On October 30, 2025, NewcelX (then known as NLS Pharmaceutics Ltd.), a Swiss corporation, consummated the previously announced transactions pursuant to that certain Merger Agreement by and among NewcelX, Merger Sub and Kadimastem. In connection with the Closing of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”.

Pursuant to the Merger Agreement, among other things, (i) Kadimastem merged with and into Merger Sub, with Merger Sub as the surviving company, and (ii) at the Effective Time of the Merger, each issued and outstanding Kadimastem Ordinary Share was exchanged for and automatically converted into the right to receive from NewcelX that certain number of fully paid and nonassessable common shares, as calculated in accordance with the terms of the Merger Agreement. In connection with the consummation of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”. Kadimastem was established as an Israeli company on October 6, 2008. Kadimastem began trading on the TASE in June 2013 and on October 30, 2025 Kadimastem voluntarily delisted from the Tel Aviv Stock Exchange in connection with the Merger.

Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewCelX common shares in exchange for each Kadimastem ordinary share in the Merger. The exchange ratio also reflects the 1-for-10 reverse share split effected by NewCelX in connection with the Merger.

Contingent Value Right Agreement

Prior to the Closing, we entered into the contingent value rights agreement, or the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the contingent value rights, or CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets (as defined in the CVR Agreement).

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Capital Expenditures

In 2025, 2024 and 2023 our capital expenditures amounted to $8 thousand, $6 thousand, and $6 thousand, respectively. Our current capital expenditures are primarily for software, laboratory equipment, and office furniture, substantially all of which are incurred in Israel, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

NewcelX is a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of hESCs into functional cells.

NewcelX’s vision is to:

●	Develop and commercialize its stem cell-based therapies for cure Type 1 Diabetes (T1D). (stem cell derived islets);

●	Replace, restore and repair the functionality of diseased and malfunctioning cells in various degenerative diseases by transplantation of healthy and functional cells;

●	Commercialize its proprietary cell lines optimized for the treatment of ALS, and other neurodegenerative diseases; and

●	Utilize the DOXA small molecules platform for clinical development of drug candidates, primarily for narcolepsy, neuroinflammation and DANS (Diabetes-Associated Neurological Disorders).

NewcelX is primarily developing two cell therapy products:

1.	NCEL-101 is NewcelX’s lead program for diabetes treatment. NCEL-101 is comprised of enriched pancreatic islet cells, mainly functional, insulin and glucagon producing and releasing cells, intended to treat and potentially cure patients with Type 1 diabetes and possibly Type 2 insulin dependent diabetes. Other development programs for diabetes are in the pipeline and include co-development with academic or commercial entities.

2.	AstroRx®, NewcelX’s platform validation product, which is an off-the-shelf cryopreserved cell therapy product in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications. AstroRx® is comprised of fully differentiated astrocytes, which are the main cells that support the CNS.

In addition, NewcelX is developing DOXA (Dual Orexin-Receptor Agonist) small molecules platform for several target indications, including sleep disorders (narcolepsy, idiopathic insomnia), Neurodegenerative/ neuroinflammation diseases (such as 𝛼-synucleinopathies) and DANS (Diabetes Associated Neurological Disorders).

Proprietary expansion and differentiation processes

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABET

GMP quality Starting Material.
Pluripotent Stem Cell Expansion
Bio-Banking
Expansion and differentiation protocols
Potential wide range of cells treating a wide range of diseases.
Clinical-grade Embryonic Stem Cell line
Large scale
Unlimited # of Pluripotent Stem Cell Bio-banks

Key Platform Attributes

- Renewable pluripotent cell source enabling consistent supply
- No genetic modification required (unless indication-specific)
- Residual pluripotent cells controlled below detection limits
- Scalable for late-stage clinical development and commercialization
- Supports multi-indication expansion from a single platform

Proprietary Guided Differentiation (in-house cGMP)

- Controlled differentiation into target cell types
- Core focus:
  – Pancreatic / islet-like cells (Type 1 Diabetes)
- Platform validation:
  – Astrocytes (ALS – clinical-stage)
- Release-tested, ready-to-use formulation

1

Overview

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

NewcelX is a clinical stage biotechnology company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. NewcelX operates in the field of development of cell therapy and regenerative medicine. Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

NewcelX is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, in addition to the traditional curative therapies. The stem cells-derived therapeutics technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapies are scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, NewcelX uses pluripotent cells (e.g. embryonic stem cells - hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under Good Manufacturing Practices, or GMP, guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. NewcelX developed a novel process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, thus enabling the cells to confer their function immediately post treatment. Thus, NewcelX believes that its process will markedly enhance the efficiency of the treatment.

NewcelX implements a technological platform that uses pluripotent stem cells, or PSCs, either embryonic stem cells and/or induced pluripotent stem cells for the development and production of various active cells as off-the-shelf products for the treatment of a wide range of diseases. Its technological platform includes processes for the development, production and biobanks of cells at various stages of differentiation. As of the date of this proxy statement/prospectus, NewcelX focuses on the development of cell therapy products in the field of regenerative medicine for the treatment of various diseases with an emphasis on development of a cure for Type 1 diabetes. In addition, NewcelX’s proof of platform program, AstroRx®, received an IND approval for running Phase 1/2a clinical trial in the US for ALS.

Below is a discussion on NewcelX’s two cell therapy primarily drug products, NCEL-101, for potential cure of diabetes and AstroRx®, for the treatment for ALS.

NCEL-101 — Development of a Drug for the Treatment of Diabetes

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

NewcelX’s Solution

NCEL-101 is a cellular therapy product based on enriched pancreatic islet-like clusters, or ILCs, derived from human embryonic stem cells designed for the treatment of Type 1 diabetes and possibly also for insulin-dependent Type 2 diabetes. To avoid immune attack in allogeneic settings, NCEL-101 is intended to be administered along with Eledon Pharmaceuticals’ tegoprubart (AT-1501), a next-generation anti-CD40L monoclonal antibody designed to modulate immune activation pathways central to T-cell–mediated transplant rejection. Tegoprubart was used successfully in the clinic, with more than 100 transplant patients treated with tegoprubart, including patients in kidney, heart and diabetes-related transplant settings, including islet transplantation, developed under multiple FDA–cleared IND applications. Integrating targeted immune modulation with NCEL-101 is intended to support durable graft survival and to enhance durability NCEL-101 graft function. During the period, the Company strengthened its external scientific leadership through the appointment of Dr. Julien Boisdron, Chief Medical Officer of Roche Switzerland, to its Scientific Advisory Board, supporting the advancement of its flagship NCEL-101 program.

NCEL-101 manufacturing is conducted by applying stepwise differentiation protocol on the GMP-grade HAD C-100 hESC line. At the end of the differentiation protocol, the hESC-derived pancreatic ILCs contain mainly insulin secreting cells that have the capability to sense and respond to alterations in glucose levels, with secretion of adequate amounts of insulin in direct response to glucose levels. Thus, NCEL-101 has the potential to functionally replace patients’ malfunctioning Islet cells by secreting physiological levels of insulin to maintain long-term continuous balanced glucose. NCEL-101, as allogeneic islet cells for diabetic patients derived from an unlimited source of pluripotent stem cells, can overcome the shortage in adequate biological material for islet transplantation therapy. To avoid the immune attack in allogeneic settings, these stem-cells derived islets are intended to be administered along with next generation immunosuppressive drug tegoprubart (AT-1501) made by Eledon Pharmaceuticals as the main immunosuppressant to maintain graft survival and long-term function.

Flagship Diabetes Program

NCEL-101 With Eledon Pharmaceuticals (''Eledon'')

- **Functional enriched insulin-secreting islets**
- **Physiologic glucose-responsive insulin release**
- **Unlimited and standardized cell supply**
- **Efficacy and safety in preclinical studies**
- **Durable – long term function in diabetic animal models**

Immune Protection Soultion By Eledon

- **Next generation immune supression drug: anti-CD40L monoclonal antibody, tegoprubart (AT-1501)**
- **Clinical experience from over 100 transplant patients treated with tegoprubart**
- **The immune modulation component is intended to enhance durability and graft survival of the cells**

NEWCELX

Eledon Pharmaceuticals

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES

Combination treatment

Streamlined Regulatory Pathway

IND in Q1 2027 **FIH Q2 2027**

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES
10

Conventional treatments (insulin syringes and pumps) are designed to monitor blood glucose levels in diabetics externally, and to inject insulin artificially according to the amount needed (insulin is given directly into the blood by injections or by the pumps). This treatment has several disadvantages, including: dependence on injections and external monitoring of blood glucose levels; the necessity to operate, maintain and fill the pumps, which affects the patients’ quality of life; artificial injection of insulin, which does not prevent the deterioration of diabetes over time; and excessive insulin injection, which may cause the glucose level to drop and lead to fainting, loss of consciousness and even death in extreme situations. On the contrary, NCEL-101 has the potential to functionally replace patients’ malfunctioning Islet cells by secreting the exact physiological levels of insulin to maintain long-term continuous balanced glucose levels with minimal risk, personal comfort and increased compliance for treatment.

Strengths

NewcelX’s vision is to utilize cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as Type 1 diabetes. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning insulin secreting cells can be restored using “healthy” islet cells that perform their physiological role upon their implantation.

NewcelX believes they have the potential to transform the lives of individuals living with Type 1 Diabetes and in the future Type 2 Diabetes which are insulin dependent.

NewcelX’s key competitive strengths include:

●	NewcelX developed large scale manufacturing capabilities for NCEL-101 cells for clinical applications;

●	NewcelX has a unique, IP protected technology for “enrichment” of the therapeutically relevant pancreatic islet cells that it believes will result in increased safety and efficacy profile.

NCEL-101 — Development of a Drug for the Treatment of Diabetes

The NCEL-101 cells for diabetes therapy NewcelX develops is based on differentiation of pluripotent stem cells received under license agreements. NewcelX developed technologies for the cultivation of pluripotent stem cells and their differentiation into islet-like cell clusters (containing mainly insulin-producing beta cells and to lesser extent glucagon-producing alpha cells). These cells are intended for transplantation into Type 1 diabetic patients whose beta cells are unable to produce insulin and release it in response to an increase in blood sugar, as well as adequate levels of active glucagon that can respond to a sharp drop in glucose levels (hypoglycemia). In this way, the transplant recipient can produce, and release insulin or glucagon as needed, independently of external monitoring of blood sugar and regular insulin injection. The drug NewcelX is developing is intended for patients with Type 1 diabetes and in the future also for patients with Type 2 diabetes who are dependent on injecting insulin from an external source to maintain adequate levels of sugar (glucose) in the blood.

Patients with uncontrolled diabetes suffer from long-term complications such as vascular damage, decreased kidney function (leading to kidney failure), impaired vision and the development of necrosis in the limbs. Therefore, by achieving strict management of blood sugar levels, the deterioration of the disease complications can be avoided. In addition, the patient’s quality of life will be improved: at current state, the patient must perform regular tests and carefully manage energy intake to prevent events of hypoglycemia (very low, abnormal blood sugar level) resulting from excess of injected external source insulin, or events of hyperglycemia (very high, abnormal blood sugar level) resulting from insufficient insulin injected from an external source.

For the development of NCEL-101 cells, NewcelX relies on these main technologies:

Expansion: NewcelX has the technological ability to multiply/expand the pluripotent stem cells received under license agreements and to preserve them in deep freezing, while maintaining their vitality and pluripotent fitness. This technology enables the production and storage of industrial-scale stock of pluripotent stem cells, which can then be thawed and used in production and differentiated into specific cell lineage as needed.

Differentiation: NewcelX has developed technology and know-how, through which the technology can mimic the process of embryonic development and direct the pluripotent stem cells to differentiate into a specific lineage in the body, according to choice and relevant needs. The differentiation process is carried out under laboratory conditions, in several stages, by adding chemical and/or biological agents in controlled timings to the pluripotent stem cell culture. Induction of differentiation processes of pluripotent stem cells into islet-like cell clusters, under laboratory conditions is conducted in a stirred suspension bioreactor under conditions that mimic the development of the pancreatic islets.

Enrichment: NewcelX has developed an enrichment technology which it believes improves safety and efficacy of NCEL-101 cells. The NCEL-101 cells are enriched for insulin secreting cells, designated as NCEL-101, and formulated as the drug substance.

Established ROA: The standard clinical ROA of pancreatic islet cells according to the “Edmonton Protocol” is through portal vein infusion, under guided angiography, as this site is considered clinically effective for both donor islets and, as recently published, also for stem cells-derived islets. NCEL-101 will be delivered by gravity infusion through a catheter in the portal vein over 30 to 60-minutes time-period. Access to the portal vein and NCEL-101 infusion will be conducted according to procedures established for donor islet transplantation. The infusion volume is expected to be 50-100 ml.

Strategic collaboration with Eledon Pharmaceuticals: NCEL-101 comprised of stem-cells derived islets, and to avoid the immune attack in allogeneic settings, these stem-cells derived islets are intended to be administered along with immunosuppressive drugs regimen that include the use of tegoprubart (AT-1501) as the main immunosuppressant to maintain graft survival. In March 2026, NewcelX entered into a strategic collaboration agreement with Eledon Pharmaceuticals (Nasdaq: ELDN), a clinical-stage immunology company with a focus on transplant medicine. The collaboration is designed to advance combination strategies by integrating NewcelX’s lead program, NCEL-101, with Eledon’s investigational anti-CD40L monoclonal antibody, tegoprubart (AT-1501), with the goal of supporting durable, immune-protected islet replacement and advancing a potential functional cure for Type 1 Diabetes. Eledon’s tegoprubart is a next-generation anti-CD40L monoclonal antibody designed to modulate immune activation pathways central to T-cell–mediated transplant rejection. The collaboration leverages clinical experience from over 100 transplant patients treated with tegoprubart, including patients in kidney, heart and diabetes-related transplant settings, developed under multiple FDA–cleared IND applications. This extensive transplant experience provides clinically informed insights and data relevant to cell replacement therapies and could potentially lead to a clearer regulatory pathway for NCEL-101 while streamlining the development program. Integrating targeted immune modulation with NCEL-101 is intended to support durable graft survival comparable to outcomes observed with donor human islets. The immune modulation component is intended to enhance durability and graft survival of the cells.

Additional development programs: NewcelX plans to utilize multiple delivery strategies, developed in-house or in collaboration. These development strategies aim to obviate the need for life-long immunosuppressive treatment while enabling the long-term function of NCEL-101 cells. These strategies include immune tolerance, microencapsulation in polymer, and scaffolding using electrospinning of polycaprolactone. The cellular component in all products is the same, NCEL-101 cells.

Product Candidates Descriptions

iTOL-102 Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (NCEL-101); mixed with SA-FasL Microgels (iTOL-100), intended for omental implantation. The iTOL100 enables implanting of NCEL-101 cells without the need of chronic immunosuppression treatment. Thus, NCEL-101 cells are in direct contact with the omental vasculature, ensuring proper engraftment and function. Preclinical efficacy studies using iTOL-102 demonstrated prolonged anti-diabetic effect, with physiological secretion of human insulin in a glucose dependent manner. These results, along with the proof of concept, or POC, studies with an iTOL100 component, have led to submission of a Pre-IND package.

NCEL-201 Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (NCEL-101); encapsulated in alginate microgels, intended for intra-peritoneal implantation. The alginate microencapsulation enables implanting of NCEL-101 cells without the need of chronic immunosuppression treatment. Still, NCEL-101 cells are not in direct contact with the vasculature, and may suffer from hypoxia and loss of function due to fibrosis. The retrievability of microencapsulated NCEL-101 cells is a regulatory concern, as there is very limited data about the safety of stem cells-derived islets. Preclinical efficacy studies using Encap- NCEL-101 demonstrated prolong anti-diabetic effect, with physiological secretion of human insulin in a glucose dependent manner.

In-Scaffold-NCEL-301 Human pluripotent (embryonic) stem cell-derived pancreatic islet-like cell clusters (NCEL-101); encapsulated in alginate microgels embedded in electro spun polycaprolactone membrane, intended for subcutaneous implantation. The alginate microencapsulation enables implanting of NCEL-101 cells without the need of chronic immunosuppression treatment. The embedding of the microcapsules in a membrane makes it a retrievable solution and obviates the regulatory concern. POC studies using In-Scaffold- NCEL-301 demonstrated that microencapsulated NCEL-101 cells in scaffolds maintain their identity and capability to secrete insulin in immunodeficient mice. Next planned studies aim to test the anti-diabetic effect of this delivery method.

Drug administration strategies

The use of allogeneic islets in clinical settings requires to ensure their long-term function in the patient without being destroyed by patient’s immune system. NewcelX utilizes several technologies to protect the islets from the recipient’s immune system, which will eliminate the implant rejection risk, without the need to administer immunosuppressive drugs to weaken the patient’s immune system and ensure long term function of NCEL-101 cells.

iTOL-102

iTOL-102 are human pluripotent (embryonic) stem-cell derived islet-like clusters mixed with iTOL-100 (biotinylated PEG microgels with surface bound SA-FasL). iTOL-102 consists of NCEL-101 cells and iTOL-100 prepared for delivery into the omentum, a part of the stomach of diabetic patients. The therapeutic goal for iTOL-102 is to provide an easily administered, low risk, treatment via a minimally invasive procedure with long-term glucose responsiveness, that can treat diabetes without the need for chronic immunosuppression or exogenous insulin supplementation. Data from initial proof-of-concept studies with iTOL-102 in diabetic mouse models demonstrated potential efficacy and safety results of iTOL-102. In January 2024, iTolerance and NewcelX held a meeting with the FDA (INTERACT) to discuss safety, functionality and planning regarding the development of the joint iTOL-102 project. In June 2024, The Diabetes Research Institute at the University of Miami Miller School of Medicine presented the results of iTOL-102 POC study in the American Diabetes Association’s 84th Scientific Sessions that highlights the potential of human, stem cell-derived islets combined with an immunomodulatory microgel to reverse Type 1 diabetes. The results demonstrated that the combination of iTOL-100 engineered microgel developed by iTolerance and NCEL-101 stem cell-derived islets developed by NewcelX, iTOL-102, can restore normoglycemia in a model of diabetes. The companies had a pre-IND meeting with the FDA on February 2025, aligning IND-enabling studies and clinical trial design.

NCEL-201

Microencapsulation of cells within semi-permeable hydrogels represents an immune isolation strategy for cell-based therapies without the need for systemic immunosuppression. Studies have demonstrated that the microencapsulation process does not hinder the function of islets, and the insulin is efficiently secreted in response to elevated blood glucose levels, using similar doses of islets as used in the Edmonton protocol. Preclinical studies have demonstrated long-term.

NCEL-201 functionality, in terms of continuous balanced glucose levels, in immunocompetent mice without immunosuppressive treatment. The microencapsulation provides a physical barrier that protects the NCEL-101 cells from the host immune system. NewcelX’s aim for NCEL-201 is an easily administered, low risk, minimally invasive procedure in which encapsulated islets with long-term glucose responsiveness can treat diabetes without the need for immunosuppression or exogenous insulin supplementation.

NCEL-301

Although alginate microcapsules provide immuno-isolation, their surgical retrievability might be difficult. To ensure removal of NCEL-101 cells if needed, it is possible to implant them in a bioengineered scaffhold device to enable it. The device is a 3D printed scaffold containing encapsulated NCEL-101 cells. The 3D printing process, called melt electrospinning writing is a relatively novel solvent-less process that enables the design and fabrication of micrometer-thin fibers with highly controllable architectures and patterns manufactured at the University of Queensland, Australia. Preclinical results demonstrated that encapsulated islets placed in scaffolds and implanted subcutaneously or intraperitoneally, produced human insulin and maintained viability and identity for study duration (~3 months).

NCEL-007

This collaboration brings together NewcelX’s NCEL-101 treatment for diabetes with TargetGene’s next-generation, DNA-guided gene-editing platform, enabling highly specific, multiplexed genome modifications with minimal off-target activity. The genetic modifications aim to develop hypo immune cell line that from it, stemcells-derived islets will be manufactured. The pancreatic activity of NCEL-007 and its ability to evade immune attack will be analyzed.

AstroRx® — Development of a Drug for the Treatment of Neurodegenerative Diseases (With an Emphasis on ALS)

Development of Cell Therapy in the Field of Regenerative Medicine for Patients with Neurodegenerative Diseases

Neurodegenerative diseases are degenerative diseases of the CNS. These diseases are characterized by massive mortality of neurons. The prevention of neurodegeneration represents one of today’s most significant unmet medical needs. The development of therapies that preserve neuron health present unique challenges, including an imperfect understanding of underlying biology and a lack of translation of activity observed in preclinical studies to results in clinical trials. NewcelX believes that currently approved therapies for many neurodegenerative diseases are generally only symptom modifying and have demonstrated limited efficacy. Accordingly, NewcelX believes there remains an urgent need for novel approaches to address most neurodegenerative diseases, especially for progressive and severe conditions such as ALS.

Currently, there are no FDA approved-treatments to stop the disease’s progression or prevent onset. There are two FDA-approved treatments which attempt to slow ALS progression; Riluzole and Radicava. There are a number of ongoing trials examining potential treatments for ALS.

ALS is a multifactorial disease and therapeutic approaches should consider the multiplicity of pathophysiological mechanisms that underlie motor neuron, or MN, degeneration in this disease. Though MNs are the main affected cells in the disease, there is involvement of malfunctioning astrocytes in the pathogenesis and progression of ALS. This notion supports the rationale that transplantation of healthy human astrocytes into the CNS of ALS patients may compensate for the malfunctioning astrocytes and rescue remaining MNs by supply supportive factors, clues and functions. The product AstroRx® is composed of healthy human astrocytes derived from hESCs which allows ready scale-up of large numbers of donor cells. AstroRx® cells are manufactured in compliance with GMP guidelines. Once manufactured, the cells are resuspended cryopreservation to formulate the AstroRx® product. The product is sent to the clinical site, where a process of “thaw to inject” is performed. The AstroRx® loaded into a syringe and delivered to the physician at point-of-care for intrathecal injection (IT), into the CSF of ALS patient following minimally invasive lumbar puncture (LP).

NewcelX’s Solution

The cell therapy NewcelX is developing to treat ALS, AstroRx®, is based on the transplantation of allogeneic glial cells (mainly cells that support the CNS, or astrocytes) that have differentiated from pluripotent stem cells, thereby returning to the recipient the motoneuron-supporting environment. It is assumed that this procedure will moderate the mortality rate of the neurons, and maybe even stop it, so that the quality of life and life expectancy of the patients will improve. Astrocyte function in neuronal support is also impaired in other neurodegenerative diseases such as multiple sclerosis, progressive multiple sclerosis, frontotemporal dementia, or FTD, Alzheimer’s, Parkinson’s and glaucoma.

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

PMID: 36788520: Safety and efficacy of first-in-man intrathecal injection of human astrocytes (AstroRx®) in ALS patients: phase I/IIa clinical trial results. This paper describes the results of Phase 1/2a NCT03482050 clinical trial.

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

PMID: 32848579: Rising Stars: Astrocytes as a Therapeutic Target for ALS Disease. This paper describes the role of Astrocytes malfunction in several neurodegenerative diseases and specifically in LAS. Astrocytes impaired biological functionality were implicated in multiple neurodegenerative diseases, including ALS, FTD, Parkinson’s and Alzheimer’s. In ALS disease patients, A1 reactive astrocytes were found to play a key role in the pathology of ALS disease and death of motor neurons, via loss or gain of function or acquired toxicity. The contribution of astrocytes to the maintenance of motor neurons by diverse mechanisms makes them a promising therapeutic candidate for the treatment of ALS. Therapeutic approaches targeting at modulating the function of endogenous astrocytes or replacing lost functionality by transplantation of healthy astrocytes, may contribute to the development of therapies which might slow down or even halt the progression ALS diseases. The proposed mechanisms by which astrocytes can potentially ameliorate ALS progression and the status of ALS clinical studies involving astrocytes are discussed.

In the Phase 1/2a trial of AstroRx®, when applied to humans, these effects were not observed at 6- and 12-month follow-up time points. As so, NewcelX believes that it is more likely that AstroRx® astrocytes will be more effective in treating diseases than single-molecule based drugs, e.g. Riluzole (assumed to improve glutamate uptake and to reduce excitotoxicity), or Edaravone (a reactive oxygen species, reducing oxidative stress). AstroRx® astrocytes’ activity may include both drugs’ modes of action, in addition to secretion of multiple neurotrophic factors that act through multiple pathways. Importantly, this astroglial-based approach should be therapeutic regardless of the etiology of the ALS — familial (independent of genotype) as well as sporadic — because it attacks final common molecular pathways of MN demise, which contrasts with some present genetic approaches.

Mode of Action: AstroRx® is based on differentiated clinical grade cells derived from embryonic stem cells line. The cell line received under licensing agreements and technologies developed by the Company to expand pluripotent stem cells and differentiate them into cells supporting the central nervous system (astrocytes), and then transplant them into patients. In healthy individuals, astrocytes support neuronal health and function by releasing growth factors, removing toxins and reducing environmental stressors such has free radicals and excess glutamate or potassium.

Strengths

NewcelX’s vision is to act to find cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as ALS. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning astrocytes can be restored using “healthy” astrocytes cells that perform their physiological role upon their implantation.

NewcelX believes it has the potential to transform the lives of individuals living with devastating neurodegenerative diseases beginning with patients suffering from ALS. NewcelX’s key competitive strengths include:

●	NewcelX developed scalable manufacturing capabilities and industrialization capabilities for AstroRx®.

●	NewcelX has a well differentiated, solid, and diversified technology platform.

●	AstroRx® can be utilized for other neurodegenerative indications. Some of the additional indications in the pipeline were already evaluated pre-clinically.

●	NewcelX has experienced leadership.

●	Strong global IP position and differentiation.

In the field of regenerative medicine, NewcelX’s product candidate, AstroRx®, is a cell therapy product that is manufactured from a frozen ampoule of immature astrocyte cells (production batches). The process of production of the AstroRx® cells takes about one month, conducted by a manufacturing team in GMP suits. Utilizing a frozen, off-the-shelf product improved the streamlined production processes and allow NewcelX to transport AstroRx® frozen cell product from one (or more) production facility to anywhere in the world, at any point in time, without NewcelX having to synchronize the production process with the exact date of injection of the product to any patient. NewcelX conducted several trials that supported the stability of the frozen AstroRx® product and that the freezing process did not change the characteristics of the product. In addition, AstroRx® successfully passed toxicity studies. The final chemistry, manufacturing and controls data was submitted to the FDA in the Investigational New Drug, or IND, application and the FDA approved the conduction of Phase IIa clinical trial in March 2023. NewcelX intends to initiate a Phase IIa multisite study in the United States.

In 2021 NewcelX completed a Phase 1/2a clinical trial of AstroRx® that began in April 2018, with the first patient treated in November 2018. The study was conducted at Hadassah Medical Center, Israel. Study protocols were approved by the Israeli Ministry of Health and the institutional review board of Hadassah Medical Center in Jerusalem, Israel. Eligible participants were aged between 18 and 70 years with a diagnosis of probable or definite ALS by revised El Escorial Criteria, within two years of diagnosis. The ALS Functional Rating Scale-Revised, or ALSFRS-R score was higher than 30, and slow vital capacity, or SVC, was 70% or more of the predicted normal value for height, age, and sex. Participants were either not receiving riluzole and/or edaravone or were on a stable dose for more than 30 days. Potential patients were excluded for the following reasons: past infection or a positive test for hepatitis B, hepatitis C or HIV (human immunodeficiency virus), need for respiratory support, renal failure, impaired hepatic function, body mass index under 18.5 or 30 or above, significant cardiac disease, diabetes, autoimmune diseases, chronic severe infection, malignant disease or any other disease or condition that may risk the patient or interfere with the result of the study. By the end of December 2019, ten patients were treated with AstroRx®: five patients from Cohort A had been treated with 100 million AstroRx® cells injected into their spinal fluid. Subsequently, five patients from Cohort B were treated with 250 million AstroRx® cells, with the last patient being treated in December 2019. During 2020, clinical data was collected for the treated patients for up to 12 months. Considering the spread of COVID-19 in Israel and following the data and safety monitoring board recommendation to suspend the continuation of the clinical trial in the third and fourth treatment groups, NewcelX decided to discontinue the recruitment to additional treatment groups in ALS Phase 1/2a trial.

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

FDA approved planned Phase 2a study: In March 2023, NewcelX received approval from the FDA regarding its AstroRx® multisite-site Phase 2a clinical trial study in the United States based on the IND application. The application includes a detailed clinical synopsis approved by the FDA. Briefly, the studies titled: “A Prospective, Randomized, Double-Blind, Placebo Controlled, Phase 2a Study For 6 Months, followed by a 6-Month Open-Label Extension to Evaluate the Safety, Tolerability, And Effectiveness of Repeated Administration of Cryopreserved AstroRx® in Patients with Amyotrophic Lateral Sclerosis (ALS).” This study will be conducted in participants with a sporadic or familial ALS, who meet the El Escorial criteria of probable, or definite criteria for a diagnosis of ALS, with disease onset of 18 months or less, from first symptoms until screening. At screening, eligible participants must be between ages 18-80 years old, have an ALSFRS-R score ≥35, and a SVC ≥70% of predicted capacity for age, height and gender. Participants on a stable dose of riluzole and/or edaravone or PB (sodium phenylbutyrate)/TURSO (taurursodiol), and those not taking riluzole and/or edaravone or PB/TURSO at screening are eligible for inclusion as long as they meet specific protocol requirements. Approximately 30 adult participants will be enrolled into the double-blind study with a randomization ratio of 2:1 (20 participants in the AstroRx® arm and 10 participants in the placebo arm). NewcelX began preparations for the clinical trial including extensive contact with key opinion leader and clinical centers in the United States and signing a tech-transfer agreement with qualified Contract Development and Manufacturing Organization for the manufacturing of clinical grade AstroRx® product.

NewcelX’s AstroRx® has received orphan drug status from the FDA, a status given to certain drugs called orphan drugs, which show promise in the treatment, prevention, or diagnosis of orphan diseases. NewcelX believes that the granting of orphan drug status for the AstroRx® product is an acknowledgment of the uniqueness and medical potential of the product and will give a significant boost to its entry into the market once it’s approved for marketing. The FDA grants orphan drug status in order to provide an incentive for the development of drugs and medical treatments. Companies whose drugs have been awarded this status enjoy exclusive marketing rights for the drugs for seven years after marketing approval is obtained. This recognition is also useful in obtaining grants and financial concessions in development and registration of drugs for marketing.

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

Competition

NewcelX faced substantial competition in all fields of business in which NewcelX engages. That competition is likely to intensify as new products and technologies reach the market. Superior new products are likely to sell for higher prices and generate higher profit margins if acceptance by the medical community is achieved. Those companies that are successful at being the first to introduce new products and technologies to the market may gain significant economic advantages over their competitors in the establishment of a customer base and track record for the performance of their products and technologies. Such companies will also benefit from revenues from sales that could be used to strengthen their research and development, production, and marketing resources. Companies engaged in the medical products industry face the risk of obsolescence of their products and technologies as more advanced or cost-effective products and technologies are developed by competitors. As the industry matures, companies will compete based upon the performance and cost-effectiveness of their products.

The cell therapy industry is characterized by rapidly evolving technology and intense competition. NewcelX’s competitors include major multinational pharmaceutical companies, specialty biotechnology companies, and chemical and medical products companies operating in the fields of regenerative medicine, cell therapy, tissue engineering, and tissue regeneration. Many of these companies are well established and possess technical, research and development, financial, and sales and marketing resources significantly greater than NewcelX’s. In addition, certain smaller biotech companies have formed strategic collaborations, partnerships, and other types of joint ventures with larger, well-established industry competitors that afford the smaller companies’ potential research and development as well as commercialization advantages. Academic institutions, governmental agencies, and other public and private research organizations are also conducting and financing research activities, which may produce products directly competitive to those NewcelX is developing.

The major market players within the diabetes cell therapy domain and NewcelX’s primary competitors in the United States include Vertex Therapeutics, Century Therapeutics, Sana Biotechnology, CellTrans Inc. and others.

To the best of NewcelX’s knowledge, there is currently no cell/astrocytes-based therapy that has been differentiated from pluripotent stem cells for the treatment of ALS approved for marketing by the FDA, the European Medicines Agency, or EMA, or any other jurisdiction. ALS is a multifactorial disease, characterized by a progressive loss of motor neurons that eventually leads to paralysis and death. The current ALS-approved drugs modestly change the clinical course of the disease. The contribution of astrocytes to the maintenance of motor neurons by diverse mechanisms makes them a promising therapeutic candidate for the treatment of ALS. Therapeutic approaches targeting at modulating the function of endogenous astrocytes or replacing lost functionality by transplantation of healthy astrocytes, may contribute to the development of therapies which might slow down or even halt the progression of ALS diseases.

MSCs are adult multipotent-precursors that can be derived from bone-marrow or placenta, with the potential to differentiate into osteocytes, chondrocytes, fibroblasts, and adipocytes. MSC are not natural residents of the CNS but can be induced to secrete some of the neurotrophic factors secreted by astrocytes. There is a product based on mesenchymal stem cells that was approved through an expedited process in South Korea by Corestem, Inc. However, to the best of NewcelX’s knowledge, Corestem was unable to obtain regulatory approval outside of Korea. In addition, to the best of NewcelX’s knowledge, there are currently several medical applications based on stem cells that are in various development processes mainly by academic principal investigator, and which the company considers to be direct potential competitors to the medicine that NewcelX is developing in the field of activity. These include Q Therapeutics, Neuralstem and NurOwn® by Brainstorm Cell Therapeutics, Inc. NurOwn® is the only product of direct competition that reached high stages in a Phase 3 clinical trial. To the best of NewcelX’s knowledge, this product was denied a Biological Licensing Approval, or BLA, an FDA marketing approval of a biological drug, for ALS treatment in 2022. As of April 2023, the FDA has agreed to have an additional advisory meeting to reconsider the marketing of this product to ALS patients. Since all the MSC product candidates do not replace astrocytes, but rather have a few astrocytes-like attributes, NewcelX considers them competition for the short run, but strongly believe it has a competitive edge on them.

There are currently on the market several products (not based on the use of cells) or under development for the treatment of ALS, which are in various stages of development, as well as three products approved by the FDA: (1) Rilutek, which has been marketed since the 1990s; (2) Edaravone, which was approved in mid-2017 as an intra venous agent and again in late 2022 as an oral drug (Marketed by Mitsubishi Tanabe Pharmaceuticals as Radicava®), which, to the best of NewcelX’s knowledge, each has limited efficacy; and (3) RELYVRIO® (sodium phenylbutyrate and taurursodiol, AMX0035) which is marketed by Amylyx, which has been approved by the FDA and the Ministry of Health in Canada. In April 2024, Amylyx Pharmaceuticals voluntarily withdrew the drug from the U.S. and Canadian markets for Amyotrophic Lateral Sclerosis (ALS). This followed the failure of the Phase 3 PHOENIX trial, which did not show significant clinical benefit compared to a placebo. NewcelX sees these products as potential indirect competition with the drug that NewcelX is developing.

Key Commercial Agreements

Strategic Collaboration Agreement with Eledon Pharmaceuticals

In March 2026, NewcelX entered into a strategic collaboration agreement with Eledon, a clinical-stage immunology company with a focus on transplant medicine. The collaboration is designed to advance combination strategies integrating NewcelX’s lead program, NCEL-101, with Eledon’s investigational anti-CD40L monoclonal antibody, tegoprubart (AT-1501), with the goal of supporting durable, immune-protected islet replacement and advancing a potential functional cure for Type 1 Diabetes. Eledon’s tegoprubart is a next-generation anti-CD40L monoclonal antibody designed to modulate immune activation pathways central to T-cell–mediated transplant rejection. The collaboration leverages clinical experience from over 100 transplant patients treated with tegoprubart, including patients in kidney, heart and diabetes-related transplant settings, developed under multiple FDA–cleared IND applications. This extensive transplant experience provides clinically informed insights and data relevant to cell replacement therapies and could potentially lead to a clearer regulatory pathway for NCEL-101 while streamlining the development program. Integrating targeted immune modulation with NCEL-101 is intended to support durable graft survival comparable to outcomes observed with donor human islets. The immune modulation component is intended to enhance durability and graft survival of the cells. A recent study in 12 patients with long-standing type 1 diabetes conducted at UChicago Medicine resulted in rapid improvement in glycemic control following islet transplantation along with tegoprubart, with stable islet graft function observed across the cohort. 100% insulin independence achieved in 10 patients who are over 4 weeks post-transplant, and no evidence of nephrotoxicity, hypertension or neurotoxicity, which are commonly associated with tacrolimus-based immunosuppression regimens, was observed.

License Agreement with Yeda Research and Development Ltd.

In August 2009, NewcelX entered into a license agreement with Yeda Research and Development Ltd., or Yeda, a subsidiary of the Weizmann Institute, or the License Agreement, under which NewcelX received a license to use their invention, patents and knowledge for the purposes of developing, manufacturing, marketing and selling stem cell-based drugs and treatments for diabetes and neuronal diseases, and in providing various drug development services, including drug scanning. The agreement stipulates payments to be made to Yeda in accordance with certain milestones as well as royalty payments beginning from the first commercial sale of a product, at a royalty rate of 10% to 14% of the “Net Sales” (as defined in the License Agreement) of product sold. The royalty payments expire upon the earlier of 15 years from the date of the first sale of a licensed product under the License Agreement, and the expiration of Yeda’s licensed patents under the License Agreement (the “Yeda IP”). The Yeda IP expires on separate dates; on August 15, 2027, December 16, 2027, April 13, 2029, November 28, 2036, and July 23, 2038, each as detailed further below under “— Intellectual Property”.

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

Feasibility Study Agreement with Australian Foundation for Diabetes Research

Originally on September 2018, and as further amended, Kadimastem entered into a feasibility study agreement with the Australian Foundation for Diabetes Research, or the AFDR, and the Sydney Cell Therapy Foundation Pty Limited, or the SCTF, to evaluate the feasibility of implementing medical solutions derived from Kadimastem’s human stem cell technologies into AFDR’s medical devices, licensed to SCTF. Pursuant to this agreement, NewcelX and AFDR jointly own, in equal parts of all intellectual property resulting from the collaboration and share equally in the costs of patent filings and protections. In addition, Kadimastem received an exclusive, perpetual, worldwide license to commercialize the joint results. As consideration for such license, Kadimastem will pay AFDR 22.5% of all non-sales-related upfront payments it or its affiliates actually received from any sublicensee, and 25% of all milestone payments actually received upon the occurrence or achievement of milestones by any sublicensee. The agreement terminates on December 31, 2026, or upon the execution of a commercialization agreement. The agreement may be terminated at any time if either party commits a material breach or if either party goes into bankruptcy, liquidation, makes a general assignment for the benefit of its creditors, or becomes a party to dissolution proceedings.

Cooperation and Project Funding Agreement with iTolerance, Inc.

On May 23, 2023, Kadimastem, the Israel-United States Binational Industrial Research and Development Foundation, or the BIRD Foundation, and iTolerance, Inc., or iTolerance, entered into a Pharma Cooperation and Project Funding Agreement for the clinical development of iTol-102, or the Proposal, and collectively, the iTolerance Co-Development Agreement. Under the iTolerance Co-Development Agreement, the BIRD Foundation agreed to fund the Proposal of up to $1,000,000, or the Foundation Grant, with repayment made from any gross revenues received from any products developed under the Proposal, or a Product. Following the earlier of (1) one year following an IND approval (or equivalent to any regulatory agency); (b) commencement of the marketing of any Product; or (c) the continuation of the development of the Product, the Foundation Grant shall become immediately payable to the BIRD Foundation, with the amounts to be repaid each year subject to certain maximum limits on the amount of gross sales to be repaid each year. Under the iTolerance Co-Development Agreement, the governments of Israel and the United States were granted a non-exclusive, irrevocable, royalty-free license to use any product for any purpose. The BIRD Foundation has the right to revoke the Foundation Grant upon the occurrence, among other events, a fundamental breach of the agreement, insolvency, change in business, dispute between, or material advance change in financial position of either NewcelX or iTolerance. On July 16, 2025, the BIRD Foundation has approved another milestone-based funding under the iTolerance Co-Development Agreement. The milestone payment is based on the significant progress demonstrated by the companies in the co-development of iTOL-102. The total grants received by the Company until December 31, 2025 from the BIRD Foundation are $417 thousand.

Israel Innovation Authority Grant Framework

Under a general framework agreement with the IIA, Kadimastem received approximately $14.2 million in grants, or the Grant, from the IIA under Incentive Track No. 1 — The R&D Fund, or the Fund, under which it agreed to pay royalties ranging from 3% – 3.5% on sales derived from products developed with grant funding received from the Fund, as long as total sales are under $70 million, or 5% of such sales if they exceed $70 million, until the total Grant is repaid (subject to inflation and SOFR interest). The IIA retains the right to terminate the Grant and demand repayment of all benefits if it deems the project’s likelihood of success are too low, unless Kadimastem demonstrates diligent efforts to advance the Grant’s objectives. Any sale or transfer of intellectual property outside of Israel requires approval from the IIA. All products developed by Kadimastem developed as a result of the Grant program remain subject to royalties on revenues, including related services and revenues of affiliates or licensees, and any amounts collected by the IIA under these provisions are reinvested to promote further technological innovation in Israel.

Clinical Trial Agreement with Hadasit Medical Research Services and Development Ltd.

On March 2018, NewcelX entered into a clinical trial agreement with Hadasit Medical Research Services and Development Ltd., a wholly-owned subsidiary of Hadassah Medical Organization, or Hadasit, and Dr. Marc Gotkine, or the Investigator, to evaluate the safety, tolerability, and therapeutic effects of transplanting allogeneic astrocytes derived from human embryonic stem cells in patients with ALS, or the Clinical Trial. As consideration for the Clinical Trial, Kadimastem will pay Hadasit a start-up, nonrefundable fee of $3,000 and an advance of $60,000, which will be deducted from the final monthly payment. Additional monthly payments will be based on the actual visits, tests, and procedures performed each quarter. Kadimastem is also responsible for any Hadassah Ethical Committee IRB fees. The agreement shall terminate upon completion of the Clinical Trial. Either party may terminate the agreement if any party files a petition for its winding up, liquidation, or the appointment of a receiver over a substantial portion of its assets. Kadimastem may terminate the agreement for any reason by providing a sixty days’ notice, and Hadasit may terminate the agreement if regulatory approvals for the Clinical Trial are revoked. Upon termination, NewcelX will pay Hadasit for work performed and any non-cancelable commitments incurred up to the termination date, and Hadasit must return any unexpended funds. Termination does not affect Kadimastem’s intellectual property rights.

Agreement with Pluri Inc.

On July 17, 2024, Kadimastem entered into a collaboration agreement with Pluri Inc. (Nasdaq: PLUR), or Pluri, for the clinical manufacturing (outsourced) of Kadimastem’s products, or the Pluri Agreement, at Pluri’s manufacturing facility in accordance with Kadimastem’s strategic plan.

The signing of the Pluri Agreement to manufacture Kadimastem’s products constitutes a milestone in the development of the ASTRORX® product, as part of Kadimastem’s preparation for a multi-site Phase IIA clinical trial (Phase A2), as well as in the development of the NCEL-101 product in support of the Pre-IND submission together with iTolerance, for continuing the development procedures of the innovative diabetes treatment within the framework of the aforementioned collaboration and as preparation for the submission of an IND application in the future. In accordance with the agreement, Kadimastem will grant Pluri the right to use the knowledge developed by Kadimastem for the benefit of Pluri’s production of Kadimastem’s products, with the first phase lasting up to 12 months, in consideration of approximately $70,000. The Pluri Agreement further provides that after completion of first phase, subsequent phases of work may be initiated only upon written agreement of both parties, subject to capacity availability at Pluri’s facilities. Pricing for subsequent phases will be negotiated separately and is valid for 12 months from June 30, 2024. Kadimastem is responsible for providing all process and assay data, starting materials, and raw materials unless otherwise agreed, and may be charged a 15% handling fee on raw materials procured by Pluri.

Kadimastem retains ownership of all materials and intellectual property provided under the Pluri Agreement, and grants Pluri a limited right to use such knowledge solely for the purpose of performing the services.

The Pluri Agreement may be terminated: (i) by either party upon a material breach not cured within 30 days of notice; (ii) immediately by either party if the other becomes insolvent or subject to certain bankruptcy events; or (iii) by Kadimastem, without cause, upon 30 days’ written notice after the first 90 days of the agreement. In the event of termination, Kadimastem must pay for services rendered and non-cancellable costs incurred up to the termination date.

Aexon License Agreement

In March 2024, prior to the Merger, NLS Pharmaceutics Ltd. (which, following the Merger, changed its name to NewcelX Ltd., the “Company”) entered into an exclusive license agreement with Aexon Labs Inc. (the “Aexon Agreement”). Mr. Eric Konofal (Director of Translational Neuroscience) and Mr. Alexander Zwyer (Company’s executive director and Chief Business Officer) hold ownership interests in Aexon of 59% and 35%, respectively.

Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (“License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent. Following the completion of the Merger, the Company has continued its ongoing efforts to pursue the development of DOXA in accordance with a DOXA development plan presented by the Company’s management.

In addition, Aexon will receive 15% of all proceeds earned by the Company in any future sub-licensing agreements. The Company must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5% and 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. For the period from the merger date through December 31, 2025, the Company recorded fees to Aexon of $19,000.

Intellectual Property

NewcelX seeks and has obtained some patent protection as well as other effective intellectual property rights for NewcelX’s products and technologies in the United States and internationally. NewcelX’s policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of its business.

A list of each of NewcelX’s patent families, including each of their status, their filing locations, and application information, is set forth below:

METHODS OF GENERATING GLIAL AND NEURONAL CELLS AND USE OF SAME FOR THE TREATMENT OF MEDICAL CONDITIONS OF THE CNS
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84030 2006-075	USA CON	August 28, 2006 60/840,426	July 11, 2014	August 15, 2007 14/329,510	October 30, 2014 2014-0322179-A1 April 25, 2017 9,631,175	A method of enhancing myelination in the CNS of a subject	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	December 13, 2027
84031 2006-075	USA DIV	August 28, 2006 60/840,426	March 23, 2017	August 15, 2007 15/468,020	December 21, 2017 2017-0362570-A1 April 16, 2019 10,258,651	A method of treating one or more symptoms of ALS in a subject in need thereof	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	April 13, 2029
84032 2006-075	USA CON	August 28, 2006 60/840,426	February 21, 2019	August 15, 2007 16/281,490	June 13, 2019 2019-0175658-A1 August 9, 2022 11,406,670	An in vitro method of producing astrocytes	Granted	Yeda Research and Development Co. Ltd. REVEL Michel; CHEBATH Judith; IZRAEL Michal; KAUFMAN Rosalia LICENSE	August 15, 2027

INSULIN PRODUCING CELLS DERIVED FROM PLURIPOTENT STEM CELLS
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Parent Expiration Date
84045	USA NP	December 15, 2010 61/423,171	May 27, 2013	December 15, 2011 13/989,805	October 17, 2013 2013-0273013-A1 August 2, 2016 9,404,087	Methods of generating islet cells or islet progenitor cells from pluripotent stem cells and compositions comprising cells generated thereby and uses thereof	Granted	NewcelX Ltd. REVEL Michel; CHEBATH Judith; SLUTSKY Guy; LEVY Alon; IZRAEL Michal; HASSON Arye; MOLAKANDOV Kfir; KAUFMAN Rosalia OWNERSHIP	April 5, 2032

METHOD OF IDENTIFYING AGENTS THAT AFFECT MATURATION, SURVIVAL AND MYELINATION
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84069	Israel NP	August 7, 2011 61/515,926	January 21, 2014	August 5, 2012 230576	March 30, 2017 230576 July 1, 2017 230576	An in vitro method of quantifying an effect of an agent on myelination of neuronal cells	Granted	NewcelX Ltd. REVEL Michel; CHEBATH Judith; HASSON Arye; IZRAEL Michal; KAUFMAN Rosalia OWNERSHIP	August 5, 2032

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84077	Israel NP	October 1, 2013 61/885,018	March 29, 2016	September 23, 2014 244808	March 25, 2021 244808 June 26, 2021 244808	A method of screening an agent for preventing or treating ALS. A composition comprising non-genetically modified cell population of human progenitor astrocytes or astrocytes, for use in the treatment or prevention the progression of ALS	Granted	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84749	USA CON	October 1, 2013 61/885,018	September 9, 2019	September 23, 2014 16/564,893	February 25, 2021 2021-0054334-A1	A method of treating ALS comprising intrathecally administering to a subject in need thereof non-genetically modified cell population of human progenitor astrocytes or astrocytes	Pending	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84080	Australia NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2014330807	October 15, 2020 2014330807	A method of screening an agent for preventing or treating ALS. A method for treating or preventing the progression of ALS in a subject in need thereof	Granted	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84752	Australia DIV	October 1, 2013 61/885,018	October 1, 2020	September 23, 2014 2020244551	November 24, 2022 2020244551	A method of treating or preventing progression of ALS. in a human subject in need thereof	Granted	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84081	Canada NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2,926,180		Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Pending	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034

DIRECTED DIFFERENTIATION OF ASTROCYTES FROM HUMAN PLURIPOTENT STEM CELLS FOR USE IN DRUG SCREENING AND THE TREATMENT OF AMYOTROPHIC LATERAL SCLEROSIS (ALS)
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84083	Europe NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 14851149.6	August 10, 2016 3052191 March 18, 2020 3052191	A method of screening an agent for preventing or treating ALS.	Granted	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84086	Japan NP	October 1, 2013 61/885,018	April 1, 2016	September 23, 2014 2016-520086	February 27, 2019 6,474,795 February 8, 2019 6,474,795	A method for screening a drug for preventing or treating ALS.	Granted	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
84107	Japan DIV	October 1, 2013 61/885,018	August 15, 2018	September 23, 2014 2018-152497	November 25, 2021 6,983,128	Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Granted	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034
101959 PCT-2ALS-CH	China DIV	October 1, 2013 61/885,018	November 19, 2024	September 23, 2014 202411652013.7		Use of a non-genetically modified cell population of mature human astrocytes for the manufacture of a medicament for treatment of ALS	Pending	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; MOLAKANDOV Kfir; CHEBATH Judith OWNERSHIP	September 23, 2034

METHODS OF INDUCING MYELINATION AND MATURATION OF OLIGODENDROCYTES
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84095	Europe NP	June 2, 2014 62/006,285	September 28, 2016	June 2, 2015 15802806.8	April 5, 2017 3149155 September 23, 2020 3149155	An ex vivo method of including maturation of oligodendrocytes, compositions obtained thereby and use thereof.	Granted	NewcelX Ltd. IZRAEL Michal; REVEL Michel; HASSON Arye; CHEBATH Judith OWNERSHIP	June 2, 2035

METHODS FOR DIFFERENTIATING AND PURIFYING PANCREATIC ENDOCRINE CELLS
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
84105	Brazil NP	November 30, 2015 62/260,669	May 29, 2018	November 28, 2016 BR 11 2018 01094 6		A method for enriching pancreatic endocrine cells Compositions comprising cells obtained by the method.	Pending	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84101	Israel NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 259702	June 1, 2022 259702 September 2, 2022 259702	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
92532	Israel DIV	November 30, 2015 62/260,669	May 24, May-2022	November 28, 2016 293289	December 1, 2023 293289 March 4,2024 293289	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84102	Japan NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 2018-546931	July 6, 2021 6,909,230	A method for enriching pancreatic endocrine cells with specific markers Compositions comprising cells obtained by the method and use thereof.	Granted	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84103	USA NP	November 30, 2015 62/260,669	May 30, 2018	November 28, 2016 15/780,153	December 27, 2018-0369290-A1 June 20, 2023 11,679,133	A method for enriching pancreatic endocrine cells with specific markers	Granted	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	July 23, 2038

METHODS FOR DIFFERENTIATING AND PURIFYING PANCREATIC ENDOCRINE CELLS
NewcelX Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Publication Date + No. Issue Date + Patent No.	Subject Matter	Status	Assignee Inventor	Patent Expiration Date
96080	USA CON	November 30, 2015 62/260,669	April 21, 2023	November 28, 2016 18/137,455	August 10, 2023 2023-0248779-A1	A method for enriching pancreatic endocrine cells with specific markers	Pending	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84104	Europe NP	November 30, 2015 62/260,669	June 11, 2018	November 28, 2016 16870121.7	October 10, 2018 3384286 April 19, 2023 3384286	A method for enriching pancreatic endocrine cells with specific markers	Granted	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	December 28, 2036
95901	Europe DIV	November 30, 2015 62/260,669	March 15, 2023	November 28, 2016 23162158.2	August 23, 2023 4231015 October 30, 2024 4231015	A method for enriching pancreatic endocrine cells with specific markers	Granted	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
84392	India NP	November 30, 2015 62/260,669	July 2, 2018	November 28, 2016 201817024538	December 7, 2023 478779	A method for enriching pancreatic endocrine cells with specific markers	Granted	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036
99188	Hong Kong DIV	November 30, 2015 62/260,669	February 19, 2024	November 28, 2016 42024087278.8	March 28, 2024 HK40098139	A method for enriching pancreatic endocrine cells with specific markers	Allowed	NewcelX Ltd.; Yeda Research and Development Co. Ltd. MOLAKANDOV Kfir; LAVON Neta; BECK Avital; REVEL Michel; ELHANANI Ofer; SOEN Yoav; WALKER Michael; HASSON Arye CO OWNERSHIP	November 28, 2036

Trademark: NewcelX

NewcelX’s Ref Client Ref	Country	Class	Earliest Priority	Filing Date Application No.	Registration Date Registration No.	Next Action	Status	Applicant
102648	Israel						Pending	NewcelX Ltd.
105721-US	USA International TM		18-Jun-2025 384522				Filed	Kadimastem Ltd.
105721-JP	Japan International TM		18-Jun-2025 384522				Filed	Kadimastem Ltd.
105721-GB	Great Britain International TM		18-Jun-2025 384522				Filed	Kadimastem Ltd.
105721-CN	China International TM		18-Jun-2025 384522				Filed	Kadimastem Ltd.
105721-CH	Switzerland International TM		18-Jun-2025 384522				Filed	Kadimastem Ltd.
105721-CA	Canada International TM		18-Jun-2025 384522				Filed	Kadimastem Ltd.
104055	Israel Ordinary Filing	5, 42		18-Jun-2025 384522	04-Jan-2026 384522	First Renewal TM 18-Jun-2035	Registered	Kadimastem Ltd.
105721	WIPO International TM	5, 42	18-Jun-2025 384522	08-Dec-2025 1903593	08-Dec-2025 1903593	TM 1st Renewal due FINAL 08-Dec-2035	Registered	Kadimastem Ltd.
105721-EU	European Union International TM		18-Jun-2025 384522	08-Dec-2025			Pending	Kadimastem Ltd.

Trademark: AstroRx®

NewcelX’s Ref Client Ref	Country	Class	Earliest Priority	Filing Date Application No.	Registration Date Registration No.	Next Action	Status	Applicant
99994	Israel			July 26, 2016 286776	January 1, 2018 286776	Renewal July 26, 2026	Registered	Kadimastem Ltd.

Employees

As of December 31, 2025, NewcelX and its subsidiaries had 12 employees, nine of whom are employed on a full-time basis and three employed on a part-time basis. Seven of NewcelX’s employees are in its research and development department and five employees are in its general and administrative department.

Israeli labor laws principally govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires NewcelX and its employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. NewcelX employees have defined benefit pension plans that comply with applicable Israeli legal requirements, which also include the mandatory pension payments required by applicable law and allocations for severance pay.

While none of NewcelX’s employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to NewcelX employees by extension orders issued by the Israel Ministry of Economy (previously the Israeli Ministry of Trade, Industry and Labor). These provisions primarily concern the length of the workweek, pension fund benefits for all employees and for employees in the industry section, insurance for work-related accidents, travel expenses reimbursement, holiday leave, convalescent payments and entitlement for vacation days. NewcelX generally provides its employees with benefits and working conditions beyond the required minimums. NewcelX has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

All of NewcelX’s employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to NewcelX of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those NewcelX is developing. Any product candidate must be approved by the FDA through the NDA or BLA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products, or CHMP, via the EMA and European Commission through the MAA process before they may be legally marketed in Europe, or MHRA through its authorization procedures before they may be legally marketed in the UK. Any product candidate will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

NDA and BLA Approval Processes

In the United States, the FDA regulates drugs and biologics under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations and guidance documents. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on NewcelX. These sanctions could include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, disgorgement, and civil or criminal penalties.

The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies conducted according to GLPs, or other applicable regulations;

●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

●	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

●	submission to the FDA of an NDA or BLA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

●	FDA review and approval of the NDA or BLA.

The testing and approval process requires substantial time, effort and financial resources, and NewcelX cannot be certain that any approvals for a product candidate will be granted on a timely basis, if at all.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The drug or biologic is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

●	Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. Phase 3 clinical trials are conducted to provide sufficient data for the statistically valid evidence of safety and efficacy.

●	Phase 4. The FDA may require that the sponsor conduct additional clinical trials following new drug or biologic approval. The purpose of these trials, known as Phase 4 studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase 4 studies usually involve thousands of participants. Phase 4 studies also may be initiated by the company sponsoring the new drug or biologic to gain broader market value for an approved drug or biologic.

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

During the development of a new drug or biologic, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase 2 and before an NDA or BLA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the NDA or BLA.

Concurrent with clinical trials, sponsors usually complete any remaining animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug or biologic candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more specified indications. The submission of an NDA or BLA is subject to the payment of an application fee, but a waiver of such fees may be obtained under specified circumstances. NewcelX will seek a waiver of these fees as a small business submitting its first human drug or biologic application to the FDA. If the waiver is granted it would not extend to establishment or product fees. The FDA reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA or BLA for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA or BLA if the applicable statutory and regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA or BLA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured and tested. The FDA will also inspect selected clinical sites that participated in the clinical studies and may inspect the testing facilities that performed the GLP toxicology studies cited in the NDA or BLA.

Expedited Review and Approval

The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug or biologic qualifies for one or more of these programs, the FDA may later decide that the drug or biologic no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs and biologics that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs and biologics to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs and biologics that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs and biologics that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug or biologic and expedite review of the application for a drug or biologic designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs and biologics intensive guidance on an efficient drug development program and provide these developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy).

Accelerated Approval, which is described in 21 C.F.R. § 314.500 et seq., and § 601.40 et seq., provides for approval of a new drug or biologic that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. To be used in accelerated approval, a surrogate endpoint must be “reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence to predict benefit on irreversible morbidity or mortality.” The term “reasonably likely” implies that some uncertainty remains about the relationship of the surrogate to the clinical benefit to the patient. Therefore, accelerated approval is typically contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit. Accelerated Approval does not change the standards for approval, but by allowing a demonstration of efficacy based on a surrogate endpoint may expedite the approval process.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of any product candidate, U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, NewcelX intends to apply for restorations of patent term for some of its currently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

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

Any product manufactured or distributed by NewcelX pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things record-keeping requirements; cGMPs; reporting of adverse experiences with the drug; providing the FDA with updated safety and efficacy information; drug sampling and distribution requirements; notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements.

Drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

Pursuant to the Affordable Care Act (discussed in greater detail below), the Centers for Medicare & Medicaid Services (CMS) is required to collect and publish information reported by applicable manufacturers about payments and other transfers of value manufacturers have made to physicians and teaching hospitals. Such a law, when applicable to NewcelX’s products, could increase the company’s regulatory liability through the imposition of additional reporting and regulatory requirements. There are also an increasing number of state laws that require manufacturers to make similar reports to states on pricing and marketing information.

Reimbursement

NewcelX faces uncertainties over the pricing of pharmaceutical products. Sales of a product candidate will depend, in part, on the extent to which the costs of a product candidate will be covered by third-party payors, such as federal health programs, commercial insurance and managed care organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, foreign governments and third party payors have shown significant interest in implementing cost-containment programs, including price controls, pricing transparency disclosure obligations, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit NewcelX’s net revenue and results. If these third-party payors do not consider NewcelX’s product candidates to be cost-effective compared to other therapies, they may not cover NewcelX’s product candidates after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow NewcelX to sell any other product candidate on a profitable basis.

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

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of NewcelX’s product candidates. If third-party payors do not consider NewcelX’s product candidates to be cost-effective compared to other available therapies, they may not cover NewcelX’s product candidates as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow NewcelX to sell NewcelX’s product candidates on a profitable basis.

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. Some of the key changes made to date pursuant to the ACA include an expansion of coverage for the uninsured, the creation of insurance marketplaces and increased protection of insureds with new benefits, rights and protections. With regard to pharmaceutical products, among other things, the ACA made major changes to the Medicare prescription drug program, which helped reduce drug costs for seniors and increased rebates and other costs for the pharmaceutical industry. There have been judicial and congressional challenges to the ACA. In December 2017, Congress passed and then the President Trump signed into law tax reform legislation that made significant changes to the ACA including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, NewcelX cannot predict the ultimate impact on the ACA and the subsequent effect on the pharmaceutical industry at this time. In November 2024, Donald Trump was elected President and the Republican Party obtained control of the Senate. It is possible that additional executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform ACA. NewcelX is not able to state with certainty what the impact of potential legislation will be on NewcelX’s business.

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

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products, biologics and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute,” the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, state and federal “Physician Payment Sunshine Act” laws and regulations, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some of these health care laws include:

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

The federal False Claims Act prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. In certain circumstances, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in False Claims Act settlements.

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires certain manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect NewcelX’s sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to NewcelX’s activities, could also result in a variety of governmental sanctions that could have a material adverse effect on NewcelX’s business.

If NewcelX’s operations are found to be in violation of any of the foregoing or other applicable health care laws and regulations, NewcelX may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of NewcelX’s operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid.

Other Countries

In addition to regulations in the United States, the EU, the UK and Israel, NewcelX is subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not a product candidate receive approval from the FDA, approval of such product candidates must be obtained by the comparable regulatory authorities of countries other than the United States before NewcelX can commence clinical trials or marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

The requirements that NewcelX must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of any other product candidate in such countries can be rigorous, costly and uncertain. In the European countries, UK, Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States.

Additionally, depending on the type of drug for which approval is sought, authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants member states varying degrees of decision-making authority in product approval. Should one of our products be classified as an advanced therapy medicinal product, or ATMP, in the EU, NewCelX would become subject to additional regulatory requirements and restrictions, including product-specific rules governing development, manufacture, authorization, and post-marketing oversight under Regulation (EC) No 1394/2007, as supplemented by Directive 2001/83/EC, as amended. Such classification could increase our compliance burdens, extend development timelines, and impose additional costs and regulatory obligations.

The UK has a separate review framework. Foreign governments also have stringent post-approval requirements including those relating to manufacture, labeling, reporting, record keeping and marketing. Failure to substantially comply with these on-going requirements could lead to government action against the product, NewcelX and/or NewcelX’s representatives.

C. Organizational Structure

We are a Swiss stock corporation organized under the laws of Switzerland. Our Swiss enterprise identification number is CHE-447.067.367. Our registered and principal executive offices are located at Hohstrasse 1, 8302 Kloten, Switzerland, our general telephone number is (41) 44 512 21 50 and our internet address is newcelx.com.

Our wholly owned subsidiaries include NLS Pharmaceutics Inc., a Delaware corporation incorporated on April 27, 2021, and Kadimastem Ltd., an Israeli company incorporated on October 6, 2008.

D. Property, Plant and Equipment

The Company maintains an office located in Switzerland at Hohstrasse 1, 8302 Kloten, consisting of a 25-square-meter meeting room (approximately 270 square feet). This lease agreement was entered into in April 2026 for a one-year term, at an annual cost of CHF 3,500.

In addition, the Company have a research and development facilities and offices located at 3 Pinchas Sapir St., Ness Ziona, Israel, and consists of approximately 200 square meters (approximately 2,150 square feet), including mainly laboratories facilities. The lease agreement was signed for a one-year term and is effective through September 30, 2026, for a monthly rental payment of approximately $8,500.

Moreover, the Company has a CDMO agreement with Pluri Inc., which enables the Company to utilize Pluri’s facilities for batch manufacturing. For more information, see “Item 4 – Information on the Company – B. Business Overview – Key Commercial Agreements”.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business; provided, however, that we may require additional space and facilities as our business expands.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. This discussion and other parts of this annual report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this annual report. Our discussion and analysis for the two years ended December 31, 2024 can be found in the proxy statement for the extraordinary shareholders’ meeting of the Company and prospectus dated September 9, 2025, filed with the SEC on September 10, 2025 (Registration No. 333-284075).

Overview

NewcelX is an innovative clinical stage biopharmaceutical company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. NewcelX focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

NewcelX operates in the field of development of cell therapy and regenerative medicine. Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

NewcelX is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, in addition to the traditional curative therapies. The stem cells-derived therapeutics technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapies are scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, NewcelX uses pluripotent cells (e.g. embryonic stem cells - hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under Good Manufacturing Practices, or GMP, guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. NewcelX developed a novel process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, thus enabling the cells to confer their function immediately post treatment. Thus, NewcelX believes that its process will markedly enhance the efficiency of the treatment.

NewcelX’s vision is to:

●	Develop and commercialize its stem cell-based therapies for cure Type 1 Diabetes (T1D). (Stem cell derived islets);

●	Replace, restore and repair the functionality of diseased and malfunctioning cells in various degenerative diseases by transplantation of healthy and functional cells;

●	Commercialize its proprietary cell lines optimized for the treatment of ALS, and other neurodegenerative diseases; and

●	Utilize the DOXA small molecules platform for clinical development of drug candidates, primarily for narcolepsy, neuroinflammation and DANS (Diabetes-Associated Neurological Disorders).

NewcelX is primarily developing two cell therapy products:

1.	NCEL-101 is NewcelX’s lead program for diabetes treatment. NCEL-101 is comprised of enriched pancreatic islet cells, mainly functional, insulin and glucagon producing and releasing cells, intended to treat and potentially cure patients with Type 1 diabetes and possibly Type 2 insulin dependent diabetes. Other development programs for diabetes are in the pipeline and include co-development with academic or commercial entities. The Company recently appointed Dr. Julien Boisdron, Chief Medical Officer of Roche Switzerland, to its Scientific Advisory Board. Dr. Boisdron brings more than two decades of global leadership in diabetes care and is expected to support the strategic advancement of the Company’s NCEL-101 Type 1 Diabetes program. Management believes this appointment further validates the scientific and strategic positioning of the program.

2.	AstroRx®, NewcelX’s platform validation product, which is an off-the-shelf cryopreserved cell therapy product in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications. AstroRx® is comprised of fully differentiated astrocytes, which are the main cells that support the CNS

For more information regarding our business and operations, see “Item 4B. Business Overview” above.

We have no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of December 31, 2025, we have an accumulated deficit of $84.9 million.

As of December 31, 2025, our cash and cash equivalents were $2.2 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern.

Components of Operating Results

Recent Developments

Merger with Kadimastem

On October 30, 2025, NewcelX (then known as NLS Pharmaceutics Ltd.), a Swiss corporation, consummated the previously announced transactions pursuant to that certain Merger Agreement by and among NewcelX, Merger Sub and Kadimastem. In connection with the Closing of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”.

Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewCelX common shares in exchange for each Kadimastem ordinary share in the Merger. The exchange ratio also reflects the 1-for-10 reverse share split effected by NewCelX in connection with the Merger.

Pursuant to the Merger Agreement, among other things, (i) Kadimastem merged with and into Merger Sub, with Merger Sub as the surviving company, and (ii) at the Effective Time of the Merger, each issued and outstanding Kadimastem Ordinary Share was exchanged for and automatically converted into the right to receive from NewcelX that certain number of fully paid and nonassessable common shares, as calculated in accordance with the terms of the Merger Agreement. In connection with the consummation of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”. Kadimastem was established as an Israeli company on October 6, 2008. Kadimastem began trading on the TASE in June 2013 and on October 30, 2025 Kadimastem voluntarily delisted from the Tel Aviv Stock Exchange in connection with the Merger.

March 2025 Private Placement

On March 27, 2025, we entered into a securities purchase agreement, or the March 2025 SPA, with three accredited investors. Pursuant to the terms of the March 2025 SPA, the Company agreed to issue and sell to the investors, in a private placement offering, or the March 2025 Offering, 121,212 preferred shares with a conversion price of $16.5 per share, as well as warrants to purchase 78,788 common shares at an exercise price of $18.0 per share, for aggregate gross proceeds of $2 million. The March 2025 Offering initially closed on March 28, 2025. Pursuant to the terms of the March 2025 SPA, the investors may purchase up to $1 million of additional preferred shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval. On June 26, 2025, we executed an amendment, or the Amendment, to the March 2025 SPA.

Pursuant to the terms of the Amendment, the investors agreed to purchase preferred participation certificates, or PPCs, in lieu of preferred shares with the same rights and privileges as the preferred shares. Pursuant to the terms of the Amendment, the Company agreed to issue 56,829 PPCs and 3,780 preferred shares with a conversion price of $16.5 per share, as well as warrants to purchase 39,395 common shares at an exercise price of $18.0 per share, for aggregate gross proceeds of $1 million. The second closing occurred on June 27, 2025.

In addition, on June 26, 2025, we and Alpha Capital Anstalt, or Alpha, entered into a side letter pursuant to which we issued Alpha pre-funded warrants to purchase 48,500 common shares in lieu of our prior agreement, contained in the March 2025 SPA, to issue Alpha 43,500 preferred shares (or their equivalent) to compensate Alpha for certain price protection issuances and registration obligations.

The initial and second closings of the March 2025 Offering resulted in aggregate gross proceeds of $3 million.

Committed Equity Facility

On March 31, 2025, we entered into a common shares purchase agreement with Alpha, or the Facility SPA, relating to a committed equity facility. Pursuant to the Facility SPA, we have the right from time to time at our option to sell to Alpha up to $25.0 million of our common shares, subject to certain conditions and limitations set forth in the Facility SPA.

Upon the initial satisfaction of the conditions to Alpha’s obligation to purchase common shares set forth in the Facility SPA, or the Commencement, including that a registration statement registering the resale by Alpha of the common share under the Securities Act that may be sold to it by us under the Facility SPA, or the Initial Resale Registration Statement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, we will have the right, but not the obligation, from time to time at our sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Alpha to purchase up to a specified maximum amount of common share as set forth in the Facility SPA by delivering written notice to Alpha prior to the commencement of trading on any trading day. The purchase price of the common shares that we elect to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the common share during the applicable purchase date on which we have timely delivered written notice to Alpha directing it to purchase common share under the Facility SPA.

In connection with the execution of the Facility SPA, we issued a pre-funded warrant to purchase $250,000 common share to Alpha as consideration for its irrevocable commitment to purchase the common shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.

April 2026 Private Placement

On April 1, 2026, we entered into definitive securities purchase agreements for a private placement financing in the amount of $1.35 million with certain accredited investors, or the April 2026 PIPE, pursuant to which we issued and sold 272,726 common shares and 218,181 pre-funded warrants at a purchase price of $2.75 per share and per pre-funded warrant. Each common shares and pre-funded warrant was issued with a common warrant to purchase up to an aggregate of 687,270 common shares at an exercise price of $3.025 per share. The common warrants shall have a term of five years. The pre-funded warrants have an exercise price of $0.06 per share and will not expire until exercised in full.

Aggregate gross proceeds from the April 2026 PIPE were $1.35 million. Cash exercise of the warrants in full would result in an additional approximately $2.1 million in gross proceeds to the Company.

The April 2026 PIPE closed on April 27, 2026.

Pre-merger Kadimastem’s transactions

Conversion of Convertible Loan

On April 14, 2025, Kadimastem announced that, Mr. Julien Ruggieri, a significant shareholder of Kadimastem, converted his portion of the Loan principal and accrued interest, totaling approximately $560 thousand, into 316,185 ordinary shares and 359,900 warrants with an exercise price of $1.84. Prior to the closing of the reverse merger, all such Ruggieri Warrants were exercised into Kadimastem Ordinary Shares. Consequently, upon the closing of the reverse merger, all Kadimastem Ordinary Shares held by Mr. Ruggieri were converted into NewcelX Ordinary Shares in accordance with the exchange ratio set forth in the merger agreement.

On October 6, 2025, Alpha Capital, a significant shareholder of Kadimastem, provided a written notice to convert a $1,200,000 principal balance of a convertible loan, including accrued interest of $209,644, into 811,148 Kadimastem Ordinary Shares and 860,038 non-listed warrants. The conversion was carried out in accordance with the terms of the convertible loan agreement and subject to the regulations of the Tel Aviv Stock Exchange. On October 27, 2025, all such warrants were exercised into Kadimastem Ordinary Shares for a total cash exercise price of $1,424 thousand. Consequently, upon the closing of the reverse merger, all Kadimastem Ordinary Shares held by Alpha Capital were converted into NewcelX Ordinary Shares or Pre-Funded Warrants, in accordance with the exchange ratio set forth in the merger agreement.

Conversion of Interested-party Loan

Between 2020 and 2025, Professor Michel Revel, the Company’s Chief Scientific Officer and a controlling shareholder (the “Lender”), provided several interest-free, unsecured loans to support the Company’s operations. On April 22, 2025, an additional loan of NIS 1,000 thousand (approximately $269 thousand) was provided under similar terms. On October 24, 2025, prior to the Merger, the total outstanding nominal balance of NIS 4,410 thousand (approximately $1,382 thousand) was converted into an aggregate of 134,147 ordinary shares of Kadimastem at a conversion price of NIS 32.87 per share (approximately $10 per share). These shares were subsequently exchanged for NewcelX ordinary shares upon the closing of the Merger in accordance with the Exchange Ratio.

Milestone Funding

On July 16, 2025, the BIRD Foundation approved another milestone-based funding under the iTolerance Co-Development Agreement. The milestone payment is based on the significant progress demonstrated by the companies in the co-development of iTOL-102. The milestone payment approved by the BIRD Foundation amounts to approximately $166 thousand, bringing the total combined support for both companies from the BIRD Foundation in the project to approximately $833 thousand to date.

A. Operating Results

Operating Expenses

Our current operating expenses mainly consist of two components - research and development expenses and general and administrative expenses.

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

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 1 clinical development stage of our lead indication NCEL-101 for the treatment of type 1 diabetes product candidates, as well as Phase IIa clinical development stage of our AstroRx product candidate for the treatment of ALS, Phase I for our Narcolepsy indication under DOXA platform, and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

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

Finance Expense and Income

Financial expenses primarily consist of the revaluation of conversion and redemption features to their fair value.

Taxation

As of December 31, 2025, the Company has significant tax loss carryforwards resulting from its research and development activities and historical operations.

In Switzerland, we are subject to corporate Swiss federal, cantonal and communal taxation in the Canton of Zurich, Switzerland. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2025, we had tax loss carryforwards totaling $63.9 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards. The statutory corporate income tax rate (cantonal and communal) where we are domiciled is currently 10.6%, in addition to statutory federal corporate tax of 8.5%. Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital). Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 8.1% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Our Israeli subsidiary is subject to the corporate and taxation laws of the State of Israel. As of December 31, 2025, our net operating loss carries forwards for Israeli tax purposes registered on behalf of our Israeli subsidiary amounted to approximately $79.6 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within our Israeli subsidiary only, against future taxable income, with no expiration date. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

Factors Affecting Our Performance and Related Trends

We believe that the key factors affecting our performance and financial performance include:

NewcelX’s ability to generate revenue from a product candidate

NewcelX’s ability to become profitable depends upon NewcelX’s ability to generate revenue. To date, NewcelX has not generated any revenue from NewcelX’s development stage product candidates, AstroRx® and/or INCEL-101. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market NewcelX’s products.

NewcelX’s ability to assure that its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

NewcelX’s ability to procure regulatory approvals for its product candidates is critical to its success. NewcelX has invested almost all of its efforts and financial resources in research and development of NewcelX’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. NewcelX’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as ALS, as well as a preclinical proof of concept program, NCEL-101, human pancreatic islet like clusters for the treatment of insulin dependent diabetes.

NewcelX’s ability to maintain current cash to fund its projected operating requirements.

NewcelX’s ability to maintain sufficient current cash on hand to fund its projected operating requirements is critical to its success. Until NewcelX can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. NewcelX cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, NewcelX may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The table below provides NewcelX’s results of operations for the periods indicated (according to US GAAP).

	December 31,
	2025	2024
	$ (USD) Thousands
Revenues	—	—
Cost of revenues	—	—
Gross profit	—	—
Research and development expenses, net	(1,126)	(992)
Marketing expenses	—	—
General and administrative expenses	(1,348)	(805)
Other Expenses (expenses for merger with NLS)	(88)	(269)
Operating loss	(2,562)	(2,066)
Financing expenses related to the convertible instruments	(6,008)	(5,044)
Other financial income (expenses), net	270	(87)
Net Financing expenses	(5,738)	(5,131)
Loss before taxes on income	(8,300)	(7,197)
Tax benefit	—	—
Total loss	(8,300)	(7,197)

Revenues

NewcelX had no revenues from operations in each of the years ended December 31, 2025 and December 31, 2024.

Cost of Revenues

NewcelX had no costs of revenues from operations in each of the years ended December 31, 2025, and December 31, 2024.

Research and Development Expenses, net

Research and development expenses were $1,126 thousand for the year ended December 31, 2025, representing an increase of $134 thousand compared to $992 thousand for the year ended December 31, 2024. The increase is primarily due to batch manufacturing as part of the development of NCEL-101 program for T1D, increased non-cash stock-based compensation expenses and a decrease in research and development grants received compared to the corresponding period last year.

Marketing Expenses

NewcelX had no sales and marketing expenses in each of the years ended December 31, 2025, and December 31, 2024.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2025 were $1,348 thousand, representing an increase of $543 thousand compared to $805 thousand for the year ended December 31, 2024. The increase was primarily driven by the consolidation of NLS general and administrative expenses for the first time following the merger, which mainly included Nasdaq-related expenses such as legal and accounting expenses, as well as increased non-cash stock-based compensation expenses.

Other Expenses (Expenses for merger with NLS)

Other Expenses (Expenses for Merger with NLS) for the year ended December 31, 2025 were $88 thousand representing a decrease of $181 thousand, compared to $269 thousand for the year ended December 31, 2024. This decrease was primarily due to the timing of the transaction, as the majority of the legal and professional costs, including the preparation of the definitive merger agreement and the initial registration statement, were incurred during 2024 in accordance with milestones established with service providers.

Operating Loss

Operating loss for the year ended December 31, 2025, was $2,562 thousand, representing an increase of $496 thousand compared to $2,066 thousand for the year ended December 31, 2024. The increase in operating loss was primarily driven by the inclusion of NLS operations following the Merger, which included public company compliance costs for the first time (mainly legal and accounting-related expenses), as well as an increase in non-cash stock-based compensation. This increase was partially offset by payroll-related cost-saving measures implemented during the period.

net financing expenses

Finance expenses, net for the year ended December 31, 2025, were $5,738 thousand, representing an increase of $607 thousand, compared to $5,131 thousand for the year ended December 31, 2024. In both periods, these expenses primarily consisted of non-cash fair value remeasurements of the conversion feature associated with our convertible loans. The year-over-year increase was driven by changes in the fair value of this derivative liability prior to its conversion, and does not reflect the Company’s cash operating expenses.

Total Loss

The net loss for the year ended December 31, 2025, was $8,300 thousand, representing an increase of $1,103 compared to a net loss of $7,197 thousand for the year ended December 31, 2024. This increase was primarily driven by higher operating and financial expenses, the majority of which consisted of non-cash accounting charges related to the fair value remeasurement of derivative liabilities and stock-based compensation. Excluding these non-cash items, the increase in net loss was mainly due to the first-time consolidation of NLS operations and associated public company expenses, which were partly offset by payroll-related cost savings.

B. Liquidity and Capital Resources

Overview

The balance of cash and cash equivalents for the year ended December 31, 2025, was $2,201 thousand, representing an increase of $1,551 thousand compared to $650 thousand for the year ended December 31, 2024. The increase is primarily due to proceeds from the exercise of options during the period and cash acquired in the Merger, which offset the operational cash burn and the settlement of acquired liabilities.

The table below summarizes our cash flows for the years ended December 31, 2025 and 2024:

	2025	2024

Net cash used in operating activities	$(2,766)	$(1,066)
Net cash provided (used in) investing activities	1,700	(6)
Net cash provided by financing activities	$2,629	$450
Net increase (decrease) in cash, cash equivalents and restricted cash	$1,563	$(622)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025, was $2,766 thousand, representing an increase of $1,700 thousand compared to $1,066 thousand for the year ended December 31, 2024.

The increase in cash used in operating activities was primarily driven by higher operating expenditures during the period, including increased development activities related to the Company’s NCEL-101 Type 1 Diabetes program, including batch manufacturing to support continued development, as well as payments to vendors and service providers related to the merger transaction in accordance with agreed payment terms.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2025, was $1,700 thousand, reflecting an increase of $1,706 thousand compared to a net cash used for financing activities of $6 thousand for the year ended December 31, 2024. The increase was primarily attributed to cash acquired as part of the Merger.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025, amounted to $2,629 thousand, representing an increase of $2,179 thousand compared to $450 thousand for the year ended December 31, 2024. This increase was primarily due to proceeds received from exercise of warrants prior the completion of the merger.

Current Outlook

NewcelX is a research and development entity that since its inception, has financed its operations primarily through the sale of equity securities, debt financing, convertible loans and royalty-bearing grants. NewcelX’s primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We have incurred losses and generated negative cash flows from operations since inception and to date, we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating as a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all. The Company is actively exploring various strategic and financial options, including equity or debt financing, strategic partnerships, and the potential out-licensing or divestment of assets.

As of December 31, 2025, the Company’s total equity was positive at $7,250 thousand, which included cash and cash equivalents of $2,201 thousand. As of the date of hereof, the Company has an existing equity line of credit agreement (ELOC) in the amount of $25,000 thousand. In addition, following the balance sheet date, in April 2026, the Company entered into securities purchase agreements for a private placement of $1,350 thousand.

Management monitors rolling forecasts of our liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Our cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in our operations, which management has concluded indicate that a material uncertainty exists, may cast significant doubt on our ability to continue as a going concern. Our future capital requirements will be affected by many factors, including our revenue growth, the timing and extent of investments to support such growth, the development and regulatory approval of our products, and many other factors as described under “Item 3.D—Risk Factors.”

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

JOBS Act Accounting Election

Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Financial Information Regarding Kadimastem Stand Alone Financial Statements

Prior to the completion of the Merger, Kadimastem’s ordinary shares were traded on the Tel Aviv Stock Exchange (TASE) until their delisting on October 30, 2025. Pursuant to the requirements of the Israel Securities Authority, the Company has included herein condensed separate financial information (Stand-alone financial statement) for Kadimastem Ltd. The following balance sheets and statements of profit or loss have been prepared in accordance with International Financial Reporting Standards (IFRS).

Statement of Balance Sheet

	December 31,
	2025	2024
	USD in thousands
CURRENT ASSETS
Cash and cash equivalents	1,295	650
Accounts receivable	183	130

Total current assets	1,478	780

NON-CURRENT ASSETS
Property and equipment	92	123

Total non-current assets	92	123

Total assets	1,570	903

CURRENT LIABILITIES
Loan from bank	355	293
Loans from interested parties	-	860
Trade payables	294	568
Accounts payable	374	605
Convertible loan	-	1,512
Conversion component of convertible loan and warrants	-	5,061

Total current liabilities	1,023	8,899

Total liabilities	1,023	8,899

EQUITY
Share capital	1,324	1,238
Share premium	75,214	62,560
Warrants	4,725	1,273
Reserve from share-based payment transactions	1,095	452
Reserve from transactions with controlling shareholders	4,411	4,105
Foreign currency translation reserve	(1,845)	(1,094)
Accumulated deficit	(84,377)	(76,530)

Total equity	547	(7,996)

	1,570	903

Statement of profit and loss and other comprehensive income

	Year ended December 31,
	2025	2024	2023
	USD in thousands (except per share data)

Research and development expenses	(1,080)	(992)	(1,608)
Marketing expenses	-	-	(81)
General and administrative expenses	(997)	(793)	(1,303)
Other expenses (expenses for merger with NLS)	(88)	(269)	-

Operating loss	(2,165)	(2,054)	(2,992)

Financing income	369	6	36
Financing expenses related to the conversion component and options of shareholders convertible loans and shareholder loans.	(6,008)	(5,044)	(239)
Other financing expenses	(72)	(93)	(114)

Net financing expenses	(5,711)	(5,131)	(317)

Loss before taxes on income	(7,876)	(7,185)	(3,309)
Tax benefit	29	7	54

Total Loss	(7,847)	(7,178)	(3,255)
Other comprehensive income (loss) net of tax effect:

Amounts that will not be subsequently reclassified to profit or loss:
Actuarial (gain) loss from remeasurement regarding defined benefit plans	-	(7)	(10)
Adjustments arising from translating financial statements from functional currency to presentation currency	(751)	(92)	(98)

Total other comprehensive income (loss)	(751)	(99)	(108)

Total comprehensive loss	(8,598)	(7,277)	(3,363)

Basic and diluted loss per share (in USD)	(1.74)	(1.71)	(0.78)

The Company’s consolidated financial statements included elsewhere in this Annual Report incorporate the financial statements of its wholly owned subsidiary, Kadimastem, which have been prepared in accordance with U.S. GAAP.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results - Operating Expenses - Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects — A. Results of Operations - Comparison of the year ended December 31, 2025, to the year ended December 31, 2024- Research and Development Expenses, net.”

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

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. A significant portion of the purchase price in our acquisitions is typically allocated to intangible assets, including In-Process Research and Development (IPR&D). Such valuations require management to make significant estimates and assumptions.

Significant estimates in valuing IPR&D and other identifiable intangible assets include, but are not limited to, expected future revenue growth rates and margins, the probability of success regarding clinical or technical milestones, future changes in technology, anticipated terminal growth rates, and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Allocation of purchase consideration affects our financial position and results of operations, as acquired finite-lived intangible assets are amortized over their estimated useful lives, while goodwill and indefinite-lived intangible assets, such as IPR&D, are not amortized but are instead tested for impairment at least annually

Long-Lived and Intangible Assets

Long-lived assets and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets, including In-Process Research and Development (IPR&D), are reviewed for impairment at least annually, or more frequently if indicators exist.

We estimate the fair value of our reporting unit and its underlying assets (including IPR&D) using a combination of the income approach (discounted cash flow analysis) and the cost approach (historical costs to recreate the assets). This process requires significant judgment regarding long-term growth rates, operating margins, discount rates, and reproduction costs. These estimates are inherently uncertain, and adverse changes in market conditions or our business performance could result in future impairment charges. No impairment has been identified to date.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. We operate as a single reporting unit and test goodwill for impairment annually, or more frequently if triggering events occur.

For assets held for use, we first evaluate recoverability by comparing the carrying amount to the future undiscounted cash flows expected to be generated by the asset group. If the carrying amount exceeds these undiscounted cash flows, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value. For indefinite-lived assets like IPR&D, impairment is assessed by comparing the fair value directly to the carrying amount. Fair value is typically determined using a discounted cash flow analysis. Significant judgment is required to estimate future cash flows, useful lives, and appropriate discount rates. Changes in these estimates or market conditions could result in future impairment charges.

Research and Development

Costs for research and development, or R&D of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management and directors as of April 29, 2026:

Name	Age	Position
Executive Officers
Ronen Twito	51	Executive Chairman and Chief Executive Officer
Prof. Michel Revel, MD, PhD	87	Director and Chief Scientific Officer
Kfir Molakandov PhD	48	Vice President of Research and Development
Omri Hagai, CPA	40	Chief Financial Officer
Alexander C. Zwyer	57	Director and Chief Business Officer
Non-Executive Directors
Olivier Samuel (1)(2)(3)	51	Director
Eran Iohan (1)(2) (3)	55	Director
Liora Oren (1)(2) (3)	48	Director
Tamar Galili	53	Director

(1)	Member of Compensation, Nomination & Governance Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as defined under Nasdaq rules)

In general, members of our board of directors are elected by our shareholders and elected to serve for a one-year period.

Ronen Twito CPA, Executive Chairman & Chief Executive Officer

Mr. Ronen Twito, has served as our Executive Chairman & Chief Executive Officer since October 2025. Mr. Twito previously served as Kadimastem’s Executive Chairman of the Board of Directors since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotechnology and high-tech sectors, across both Nasdaq and TASE listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at Mer Telemanagement Solutions Ltd. (Nasdaq: “MTSL”) (merged in later stage with Sharplink Inc, Nasdaq: “SBET”). From November 2015 to March 2017 Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014 Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure Ltd. (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November 2004 to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in Business Administration and Accounting from the College of Management Academic Studies, Israel. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel, MD, PhD, Chief Scientific Officer and Director

Prof. Michel Revel, MD, PhD, has served as Chief Scientific Officer and Director since October 2025. Mr. Revel previously served as Chief Scientific Officer of Kadimastem and board member since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed as Senior Scientist of the Department of Biochemistry at the Weizmann Institute of Science in Rehovot, Israel, where he has been a full-time Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, has led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, a Blockbuster drug marketed worldwide which was later sold to Merck Serono. In recent years, Prof. Revel’s laboratory has focused on hESC and has succeeded in producing nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as Chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its Chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Kfir Molakandov PhD, Vice President Research and Development

Dr. Kfir Molakandov has served as our Vice President Research and Development since October 2025. Mr. Molakandov previously served as Diabetes Department Director at Kadimastem since January 2018, and he was previously a researcher at Kadimastem from January 2011 until December 2017. Dr. Kfir Molakandov is a prominent developmental biologist and biotechnology executive specializing in regenerative medicine and stem cell therapy. He received his B.A, M.Sc. in Cell and Gene Therapy for Diabetes and Ph.D. in Cell Therapy for Diabetes from Tel Aviv University, Israel. During his PhD, he trained at the Gene Therapy Center in Alabama, USA, specializing in the engineering of adenoviral vectors for gene delivery. Dr. Kfir Molakandov is a co-inventor on several patents related to the differentiation of stem cells and their therapeutic uses.

Omri Hagai, Chief Financial Officer

Mr. Omri Hagai has served as our Chief Financial Officer since December 2025. Mr. Hagai is an accomplished finance executive with extensive leadership experience in public companies in the technology and industrial sectors. Between 2016 and 2021, he held multiple roles at Israel Chemicals Ltd. (NYSE:ICL), including Assistant Controller and later Disclosure & Reporting Controller at the company’s Global Accounting Headquarters. From 2021 through 2023, Mr. Hagai served as Director of Finance at BrainsWay Ltd. (Nasdaq:BWAY), and from August 2023 to December 2025, he has served as Chief Financial Officer at Saverone 2014 Ltd. (Nasdaq:SVRE). Mr. Hagai received a bachelor’s degree in Business Management and Accounting from the Hebrew University of Jerusalem and is a Certified Public Accountant in Israel.

Alexander Zwyer, Chief Business Officer and Director

Mr. Alexander Zwyer has served as our Chief Business Officer and Director since October 2025. Mr. Zwyer previously served as NLS’s Chief Executive Officer and as a Director since NLS’s incorporation in August 2015 until the Merger in October 2025. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a start-up in the high-end luxury food sector and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as Executive Vice President (chief operating officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

Olivier Samuel, Director

Mr. Samuel has served as our director since October 2025 and previously served as a director of Kadimastem since January 2020. Mr. Samuel brings over 25 years of experience in product sales in the medical space. From March 2021 and until today, Mr. Samuel has served as a self-employed Professional Mediator. From January 1997 until December 2019, Mr. Samuel was the CEO of Adomsante in France. Mr. Samuel has a master’s in business administration and management from Emlyon Business School and the Lille School of Health Engineers.

Eran Iohan, Director

Mr. Eran Iohan has served as our director since October 2025 and previously served as a director of Kadimastem since October of 2022. Mr. Iohan brings with him over 20 years of financial, accounting, and managerial experience, leading IPOs, follow-on investments, and complex transactions in Israel and the U.S. for technology and bio-technology companies. Since December 2019, Mr. Iohan has been a director of My Green Fields. Since January 2019, Mr. Iohan has also served as the Founder of Thin Places. From March 2021 until June 2023, he served as Chief Financial Officer at TurboGen. From January 2007 to June 2019, Mr. Iohan was a Partner and Entertainment & Media Industry Leader at PwC Israel, and he served as a staff member in various roles at PwC Israel from January 1998 to December 2006. Mr. Iohan is a Certified Public Accountant (CPA) in Israel and the U.S. (California). He has a B.A. in Accounting and Economics, and an MBA in Finance and Information Technologies, both from Tel-Aviv University, Israel.

Liora Oren, Director

Ms. Liora Oren has served as our director since October 2025 and previously served as a director of Kadimastem and as Chair of the audit committee of Kadimastem since September 2022. Ms. Oren brings with her 20 years of financial experience from various companies including the Bio-Tech Industry and multinational companies traded on the NYSE and the Nasdaq. Ms. Oren has served as the Director of Finance at Valens Semiconductor since August 2024 and as its Corporate Controller from August 2021 to August 2024. From May 2017 to August 2021, she served as the Financial Controller at Dip-Tech, a Ferro company specializing in digital ceramic in-glass printing. From July 2010 to March 2017, Ms. Oren served as a Finance Director at CFO Direct. From June 2006 to June 2010, she served as a Financial Controller for Africa-Israel Investments (TASE: AFIL). She was a Senior Auditor at KPMG from March 2004 to June 2006. She began her professional career as a Budget Controller for the Israeli Defense Forces in March 1999 until March 2004. Ms. Oren is a Certified Public Accountant (CPA), in Israel. She holds a B.A. in Accounting and Economics from Tel-Aviv University and an M.A. in Law from Bar-Ilan University, Israel.

Tamar Galili, Director

Ms. Tamar Galili has served as our director since October 2025 and previously served as a director of Kadimastem since July 2021. Ms. Galili has three decades of experience in various management positions in the pharmaceutical space. Ms. Galili served as the CEO of Ilex Medical Ltd. from January 2016 to October 2024, and she previously served as the company’s Deputy CEO in January 2014, and Vice President of Sales and Marketing from January 2010 to December 2013. Ms. Galili has an MBA in Healthcare Innovation from Reichman University, Herzliya, Israel, and a B.A. in Philosophy and History of the Middle East in Modern Times from Tel Aviv University, Israel.

Family Relationships

Mr. Ariel Revel, Director of Medical Affairs, is the son of Professor Michel Revel, Chief Scientific Officer and director of NewcelX.

Scientific Advisory Board

We have a Scientific Advisory Board of 3 researchers and KOL’s in the field(s) of: diabetes care, neurology, neuroimmunology, stem-cell-based regenerative medicine and clinical and regulatory affairs. We consult with the members of our Scientific Advisory Board on a regular basis.

Dr. Julien Boisdron brings more than two decades of global leadership in diabetes care. He currently serves as Chief Medical Officer for Roche Switzerland, a major Swiss-based multinational large cap pharma company, where he oversees the strategic development of next-generation diabetes technologies, clinical programs, and real-world evidence initiatives. His background includes connected-care innovation, advanced insulin-management systems, and the integration of therapeutic and digital solutions to enhance patient outcomes.

Jeremy Shefner, MD, PhD is a highly respected neurologist specializing in amyotrophic lateral sclerosis (ALS) and neuromuscular disorders. He serves as Professor of Neurology and Chief Medical Officer for Clinical Research at Barrow Neurological Institute in Phoenix, Arizona — an internationally recognized leader in the treatment and research of neurological diseases that is home to one of the largest multidisciplinary brain and spine programs in the United States and the world’s largest Phase 0 clinical trials program advancing innovative neurotherapeutics. He co-founded the Northeast ALS Clinical Trials Consortium (NEALS) and has published more than 200 peer-reviewed papers on ALS biomarkers, clinical trial design and outcome measures.

Prof. Tamir Ben-Hur, a Professor of Neurology at Hadassah University Medical Center and the Hebrew University of Jerusalem, is widely recognized as a global expert in neuroimmunology and stem-cell-based regenerative medicine.

Arrangements for Election of Directors and Members of Senior Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our senior management or our directors were selected.

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. For the year 2025, pursuant to Swiss law, we are required to provide the compensation report detailing the compensation (i) in a total amount and individual amount of our members of the board of directors (stating the name and function of the member concerned), (ii) in a total amount and the highest amount attributable to the senior management (stating the name and function of the member concerned) and (iii) name and function of senior management who received an additional amount (if any) to the general meeting of shareholders.

All amounts reported in the table below, and the accompanying footnotes, reflect the Company’s compensation expenses for the year ended December 31, 2025. It should be noted that certain amounts paid prior to the merger are not reflected in the consolidated statement of profit or loss for the current period

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Ronen Twito	$340	$16	$718
Prof. Michel Revel, MD, PhD	$4	$-	$5
Olivier Samuel	$25	$-	$8
Eran Iohan	$14	$-	$5
Liora Oren	$14	$-	$5
Alexander C. Zwyer (1)	$86	$10	$29
Tamar Galili	$4	$-	$5
Eric Konofal (2)	$20	$-	$-
Nicole Fernandez-McGovern (3)	$-	$-	$-
Omri Hagai (4)	$11	$3	$7

(1)	In addition to the amounts reported in the table, Mr. Zwyer was paid $409 thousand in Salary, Bonuses and Related Benefits, along with $52 thousand in Pension, Retirement and Other Similar Benefits, for his service as Chief Executive Officer of NLS prior to the merger.

(2)	In addition to the amounts reported in the table, Dr. Konofal was paid $102 thousand in Salary, Bonuses and Related Benefits for his role at NLS prior to the merger.

(3)	Compensation in the amount of $180 thousand was paid to Ms. Fernandez-McGovern for her service as Chief Financial Officer of NLS until her departure upon the closing of the merger. These amounts reflect Salary, Bonuses and Related Benefits paid prior to the merger.

(4)	Mr. Hagai was appointed as the Company’s Chief Financial Officer during December 2025.

Employment Agreements with Senior Management

We have entered into written employment or service agreements with our Chief Executive Officer, Chief Financial Officer, Chief Business Officer, Chief Scientific Officer and VP Research and Development, currently our only members of senior management. See Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Employment Agreements. We have entered into consulting or employment agreements with our other management and employees. All of these agreements contained provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors’ and officers’ liability insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation and governance committee, and, in certain circumstances, upon approval by our shareholders.

C. Board Practices

Board of Directors

On May 3, 2023, our board of directors resolved to consider increasing the size of the board of directors by two seats and seek U.S. based, industry experts as candidates to potentially serve as independent directors at our next annual general shareholders meeting.

Our board of directors is currently composed of 7 directors. Each director is elected for a one-year term. Messrs. Twito, Revel, Iohan, Oren and Galili were appointed at the extraordinary shareholders’ meeting held on September 29, 2025. Mr. Zwyer was reappointed at the annual shareholders’ meeting held on June 30, 2025. Mr. Samuel was elected to the board of directors at an extraordinary shareholders’ meeting held on June 30, 2025.

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

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Olivier Samuel, Eran Iohan and Liora Oren are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

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

Our audit committee currently consists of Olivier Samuel, Eran Iohan and Liora Oren, who meet the requirements for financial literacy under Nasdaq rules. Liora Oren serves as chairperson of the audit committee and our board of directors has determined that Liora Oren is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

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

Compensation, Nomination and Governance Committee

The members of our compensation, nomination and governance committee are currently Olivier Samuel, Eran Iohan and Liora Oren with Olivier Samuel serving as chairperson. The compensation, nomination and governance committee assists our board of directors in overseeing our cash compensation and equity award recommendations for our senior management along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our senior management. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. In accordance with Swiss Law, the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. In addition, in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the nomination and governance committee. With respect to the nomination of persons to our board of directors, our home country rules do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders.

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

D. Employees.

As of April 29, 2026, we have 4 senior management members, of which our Chief Executive Officer, Chief Financial Officer, Chief Business officer and VP research and development are full-time employees, while the other members of the senior management team are part-time employees and/or consultants. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

All of our employment and consulting agreements will include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality.

E. Share Ownership.

Option Plan

On November 4, 2025, in connection with the Merger, the board of directors, adopted Kadimastem’s global Share Option Plan Regulation 2025. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. For more information, see “Item 7.A. Major Shareholders” below.

F. Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of April 29, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities.

●	each of our directors and senior management; and

●	all of our directors and senior management as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of April 29, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 5,345,184 common shares issued and outstanding as of April 29, 2026.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7B — Major Shareholders and Related Party Transactions — Related Party Transactions”.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o NewcelX Ltd., Hohstrasse 1, 8302 Kloten, Switzerland.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholder listed below does not have any different voting rights from any of our other shareholders.

	Common Shares		Voting Power
Name and Address of Beneficial Owner	Number(1)%		(%)
Executive Officers and Directors
Ronen Twito (1)	272,399	5.1%	5.1%
Prof. Michel Revel, MD, PhD (2)	1,073,213	19.8%	19.8%
Kfir Molakandov PhD (3)	1,898	*	*
Omri Hagai (4)	1,898	*	*
Olivier Samuel (5)	200,159	3.7%	3.7%
Eran Iohan (6)	1,518	*	*
Liora Oren (7)	1,518	*	*
Alexander C. Zwyer (8)	8,356	*	*
Tamar Galili (9)	1,518	*	*
5% or Greater Holders
League Jinn Sarl (10)	1,316,267	23.8%	23.8%
Alpha Capital Anstalt (11)	533,984	9.9%	9.9%

*	Less than 1%

(1)	Consists of (i) 272,399 common shares.

(2)	Consists of (i) 976,431 common shares (ii) 18,901 common shares issuable upon exercise of warrants at an exercise price of $2.75 per share and expiring on October 10, 2029 that are currently vested and exercisable within 60 days of the date of this annual report (iii) 76,363 common shares issuable upon exercise of warrants at an exercise price of $3.025 per share and expiring on April 27, 2031 that are currently vested and exercisable within 60 days of the date of this annual report and (iv) 1,518 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 7,599 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report.

(3)	Consists of (i) 1,898 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 9,498 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report.

(4)	Consists of (i) 1,898 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 9,498 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report.

(5)	Consists of (i) 81,818 common shares (ii) 114,545 common shares issuable upon exercise of warrants at an exercise price of $3.025 per share and expiring on April 27, 2031 that are currently vested and exercisable within 60 days of the date of this annual report (iii) 1,518 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report and (iv) 2,278 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 27, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 7,599 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report, as well as 11,398 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 27, 2035 that vest in more than 60 days from the date of this annual report.

(6)	Consists of (i) 1,518 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 7,599 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report.

(7)	Consists of (i) 1,518 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 7,599 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report.

(8)	Consists of (i) 8,356 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 41,787 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report.

(9)	Consists of (i) 1,518 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that are currently vested and exercisable within 60 days of the date of this annual report. Does not include 7,599 common shares issuable upon exercise of options at an exercise price of $7.62 per share and expiring on November 4, 2035 that vest in more than 60 days from the date of this annual report.

(10)	Consists of (i) 1,104,568 common shares and (ii) 20,791 common shares issuable upon exercise of warrants at an exercise price of $2.75 per share and expiring on October 10, 2029 that are currently vested and exercisable within 60 days of the date of this annual report and (iii) 190,908 common shares issuable upon exercise of warrants at an exercise price of $3.025 per share and expiring on April 27, 2031 that are currently vested and exercisable within 60 days of the date of this annual report.

(11)	Consists of (i) 313,991 common shares (ii) 14,172 common shares issuable upon conversion of preferred shares within 60 days of the date of this annual report, (iii) 788,926 common shares issuable upon exercise of common warrants within 60 days of date of this annual report, (iv) 213,108 common shares issuable upon conversion of PPCs within 60 days of date of this annual report, and (v) 828,755 common shares issuable upon exercise of pre-funded warrants exercisable within 60 days of date of this annual report. The common warrants are subject to a beneficial ownership limitation of 9.99%, and the pre-funded warrants are subject to a beneficial ownership limitation of 4.99% (or upon election of Alpha, 9.99%). Such limitation restricts Alpha from exercising that portion of the warrants that would result in Alpha and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. As a result, the number of common shares reflected in the table owned by Alpha includes (a) any outstanding common shares held by such shareholder, and (b) if any, the number of preferred shares and warrants convertible into common shares that the holder has the right to acquire within 60 days of date of this annual report without such holder or any of such holder’s affiliates beneficially owning more than the beneficial ownership limitation of 9.99%. The address for Alpha is Lettstrasse 32, Vaduz 9490, Liechtenstein. Nicola Feuerstein, a Director of Alpha, holds voting and dispositive power over the securities held by Alpha.

Significant Changes in Ownership by Major Shareholders

To our knowledge, during the past three years, there have been decreases in their relative percentage of ownership of our major shareholders as a result of the Merger and other equity issuances.

Record Holders

As of April 29, 2026, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 16 holders of record of our ordinary shares in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 98.356% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2025.

April 2026 Private Placement

On April 1, 2026, we entered into definitive securities purchase agreements for a private placement financing in the amount of $1.35 million with certain accredited investors pursuant to which we issued and sold 272,726 common shares and 218,181 pre-funded warrants at a purchase price of $2.75 per share and per pre-funded warrant. Each common shares and pre-funded warrant was issued with a common warrant to purchase up to an aggregate of 687,270 common shares at an exercise price of $3.025 per share. The common warrants shall have a term of five years. The pre-funded warrants have an exercise price of $0.06 per share and will not expire until exercised in full. Aggregate gross proceeds from the April 2026 PIPE were $1.35 million. Cash exercise of the warrants in full would result in an additional approximately $2.1 million in gross proceeds to the Company. The April 2026 PIPE closed on April 27, 2026.

The number of shares of our common stock and warrants that certain of our directors and officer purchased and the aggregate purchase price paid is set forth in the table below:

Name of Related Party	Common Shares	Warrants	Total Purchase Price
Olivier Samuel	81,818	114,545	$225,000
Michel Revel	54,545	76,363	$150,000

Aexon License Agreement

In March 2024, prior to the Merger, NLS Pharmaceutics Ltd. (which, following the Merger, changed its name to NewcelX Ltd., the “Company”) entered into an exclusive license agreement with Aexon Labs Inc. Mr. Eric Konofal (Director of Translational Neuroscience) and Mr. Alexander Zwyer (Company’s executive director and Chief Business Officer) hold ownership interests in Aexon of 59% and 35%, respectively. For additional, see “Item 4 – Information on the Company – B. Business Overview – Key Commercial Agreements– Aexon License Agreement.”

Conversion of Interested-party Loan

Between 2020 and 2025, Professor Michel Revel, the Company’s Chief Scientific Officer and a controlling shareholder (the “Lender”), provided several interest-free, unsecured loans to support the Company’s operations. On April 22, 2025, an additional loan of NIS 1,000 thousand (approximately $269 thousand) was provided under similar terms. On October 24, 2025, prior to the Merger, the total outstanding nominal balance of NIS 4,410 thousand (approximately $1,382 thousand) was converted into an aggregate of 134,147 ordinary shares of Kadimastem at a conversion price of NIS 32.87 per share (approximately $10 per share). These shares were subsequently exchanged for NewcelX ordinary shares upon the closing of the Merger in accordance with the Exchange Ratio.

Employment Agreements

We have entered into written agreements with Chief Executive Officer, Chief Financial Officer, Chief Business Officer and VP Research and Development are full-time employees, other members of management are not engaged as full-time employees as of December 31, 2025.

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

Ronen Twito Employment Agreement

In January 2025, Kadimastem updated the employment agreement with Mr. Ronen Twito to serve as its Executive Chairman and CEO. Effective upon the closing of the Merger and in accordance with the terms of the Merger Agreement, the Company assumed this agreement pursuant to which Mr. Twito shall serve as the Executive Chairman and CEO of the company and is entitled to an annual salary (including social benefits) payable in NIS equal to approximately $445 thousand (calculated at the rate of NIS 3.19 to $1.00 as of December 31, 2025). This salary is subject to a further increase to an amount equivalent to $495 thousand (including social benefits) upon the combined company completing a capital raise greater than $10 million following the Merger (a “Trigger Financing”). Pursuant to the terms of the agreement, Mr. Twito is eligible for an annual bonus subject to Board discretion. Following the closing of the Merger in October 2025, Mr. Twito was entitled to a one-time cash bonus of $100 thousand in related to the merger. The employment agreement provides that either party may terminate the engagement with nine months’ prior notice and a three-month adaptation period. Mr. Twito is subject to standard confidentiality provisions, as well as 12-month non-competition and non-solicitation clauses.

Michel Revel Employment Agreement

On January 30, 2025, Kadimastem entered into a Service Agreement with Prof. Michel Revel, to serve as the Chief Scientist of the Company, Effective upon the closing of the Merger and in accordance with the terms of the Merger Agreement. The Service Agreement did not involve any salary. In accordance with the Services Agreement, the Company directly bears the flight expenses and expenses for Prof. Revel’s stay abroad in the framework of providing services to Kadimastem. Once a year, the Compensation Committee will discuss the reasonableness of the business expenses incurred by the Company as stated, with no ceiling set for these expenses. In addition, Prof. Revel is entitled to full reimbursement of reasonable business expenses (including transportation, accommodation, food, etc.), which will be made in accordance with the Company’s accepted procedures and in a maximum amount of NIS 150 thousand (approximately $38.5 thousand, calculated at the rate of NIS 3.19 to $1.00 as of December 31, 2025) per year plus VAT and indexed to the CPI.

Kfir Molakandov Employment Agreement

On January 30, 2025, Kadimastem entered into an employment agreement with Mr. Molakandov, to serve as the VP of Research and Development, Effective upon the closing of the Merger and in accordance with the terms of the Merger Agreement. The Company agreed to pay Mr. Molakandov an annual salary (including social benefits) for his services in a NIS amount equivalent to approximately $196 thousand (calculated at the rate of NIS 3.19 to $1.00 as of December 31, 2025). The employment agreement may be terminated by either party upon 60 days’ written notice or immediately by us in the event of a material breach by Mr. Molakandov that cannot be cured. The agreement contains standard confidentiality terms.

Ariel Revel Employment Agreement

On January 30, 2025, Kadimastem entered into an employment agreement with Mr. Ariel Revel M.D., for serving as the Director of Medical Affairs of the Company, Effective upon the closing of the Merger and in accordance with the terms of the Merger Agreement at up to 50% capacity. Pursuant to which we agreed to pay Dr. Revel for his services an annual salary (including social benefits) in a NIS amount equivalent to approximately $50 thousand (calculated at the rate of NIS 3.19 to $1.00 as of December 31, 2025). The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Revel that cannot be cured. The agreement contains standard confidentiality terms.

Options and Restricted Share Units.

We have granted, from time to time, options to purchase our common shares and RSUs to our executive officers and directors. We describe our share incentive plan under “Item 6.E. Directors, Senior Management and Employees Share Ownership— Option Plan.”

Exculpation, Insurance and Indemnification

Our Articles of Association and Compensation Policy approved by our shareholders permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by law. We have obtained directors’ and officers’ liability insurance for each of our officers and directors.

CVR Agreement

Prior to the Closing of the Merger, NewcelX entered into the CVR Agreement with the Rights Agent, which governs the terms of the CVRs. Each CVR represents the right to additional payments based on the proceeds, subject to certain adjustments, received by NewcelX from the disposition of the Legacy Assets. Pursuant to the Merger Agreement, NewcelX created and issued CVRs relating to the CVR Agreement to the record holders of the outstanding NewcelX Common Shares as of immediately prior to the Effective Time, to the record holders of the outstanding Preferred Shares (as defined in the CVR Agreement), as of immediately prior to the Effective Time and to the same extent as if such record holders had held the number of NewcelX Common Shares acquirable upon complete conversion of the Preferred Shares held by such holders into NewcelX Common Shares, to the record holders of the outstanding Preferred Certificates (as defined in the CVR Agreement), as of immediately prior to the Effective Time and to the same extent as if such holders had held the number of NewcelX Common Shares acquirable upon complete conversion of the Preferred Certificates held by such holders into NewcelX Common Shares, and to the holders of the outstanding warrants and pre-funded warrants of NewcelX, as of immediately prior to the Effective Time and to the same extent as if such holders had held the number of NewcelX Common Shares acquirable upon complete exercise of the warrants held by such holders, in each case as determined in accordance with the conversion or exercise terms in effect at the time of the merger under the applicable governing instruments. The record holders of the outstanding NewcelX Common Shares and Preferred Shares as of immediately prior to the Effective Time and the holders of the outstanding warrants of NewcelX as of immediately prior to the Effective Time are referred to herein, collectively, as the Holders.

CVRs were issued and distributed by NewcelX in the form of a dividend, in connection with the Merger, to each Holder. The CVR agreement became effective upon the closing. One CVR was issued to each Holder for each share of NewcelX Common Shares beneficially owned by such Holder as of immediately prior to the Effective Time, including (i) each NewcelX Common Share issuable upon conversion of any Preferred Shares (as defined in the CVR Agreement) and/or Preferred Certificates (as defined in the CVR Agreement) held by such Holder and (ii) each NewcelX Common Share issuable upon exercise of any warrants and/or pre-funded warrants held by such Holder, in each case to the extent outstanding and held by such Holder as of immediately prior to the Effective Time. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than as set forth in the CVR Agreement. Any purported transfer of a CVR other than a permitted transfer as set forth in the CVR Agreement is null and void ab initio.

Pursuant to the CVR Agreement, a “permitted transfer” means, with respect to any Holder, a transfer of one or more of a Holder’s CVRs to (i) a Holder’s immediate family member (spouse, child or parent), (ii) one or more trusts established in whole or in part for the benefit of a Holder, (iii) one or more entities that are controlled by a Holder where which control means ownership of at least 50% of the equity interests therein and the right to appoint or elect a majority of the board of directors of such entity, or (iv) a corporation owning, owned by or under common ownership with such Holder. All costs and expenses related to any transfer of the CVRs, including the cost of any transfer tax, are the responsibility of the transferor.

Upon the occurrence of a sale or disposition of all or any part of the Legacy Assets (the “CVR Transaction”), and in any event within 30 days after the occurrence of the CVR Transaction, NewcelX shall deliver to the Rights Agent a certificate certifying that the Holders are entitled to receive a corresponding CVR payment in cash that sets forth, in reasonable detail, the calculation of the applicable CVR payment amount, together with reasonable supporting documentation for such calculation. Within 30 days after receipt of such certificate, the Rights Agent shall deliver to the Holders a copy of the certificate. NewcelX shall, within 30 days following the date of such certificate, pay the aggregate applicable CVR payment amount by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. The Rights Agent shall distribute to each Holder a pro rata share of such CVR payment amount based on the number of CVRs held by the Holder as reflected on the CVR register on the date of the certificate or the date of final determination pursuant to the CVR Agreement. Pursuant to the Merger Agreement, there is no minimum price regarding proceeds from the sale of the Legacy Assets, and the Legacy Sub-Committee oversees, markets, manages, directs, negotiates, and takes all other actions reasonably necessary to conduct the Legacy Sale. Pursuant to the CVR Agreement, NewcelX is also entitled to abandon the planned sale of the Legacy Assets in accordance with the terms and conditions of the Merger Agreement, after which the Holders would not be entitled to any kind of payment under the CVR Agreement. If NewcelX decides to abandon the planned sale of the Legacy Assets, NewcelX shall deliver to the Rights Agent a certificate stating that no CVR payment amount is due, and the Rights Agent shall deliver such certificate to each Holder within 3 business days of the Rights Agent’s receipt of such certificate. In such a case, the Holders shall have no right to receive a CVR payment, and NewcelX and the Rights Agent shall have no further obligations with respect to any CVR payment.

Pursuant to the CVR Agreement, the CVRs do not have any voting or dividend rights, and interest does not accrue on any amounts payable on the CVRs to any Holder, except as specifically provided in the CVR Agreement. The CVRs shall not represent any equity or ownership interest in NewcelX or in any constituent company to the Merger. The rights of the Holders and the obligations of NewcelX are contract rights limited to those expressly set forth in the Merger Agreement and the CVR Agreement, and such Holders’ sole right to receive property thereunder is the right to receive cash received from the sale of the Legacy Assets, if any, through the Rights Agent in accordance with the terms of the Merger Agreement and the CVR Agreement. A CVR does not constitute a security of NewcelX.

The CVR Agreement contains a number of covenants by NewcelX that are customary for transactions similar to the CVR Transaction.

Pursuant to the CVR Agreement, if an event of default occurs and is continuing or uncured, then the Rights Agent, or either party upon the written request of the majority of the Holders, may bring legal action to protect the rights of the Holders, including action for payment of amounts due, for damages or for injunctive relief. In any such action, the Rights Agent shall be deemed to represent all Holders. Amounts collected by the Rights Agent in any such suit shall be paid first to reimburse the legal fees and other costs and expenses incurred by the Rights Agent and the balance shall be distributed to the Holders.

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

Université de Lausanne

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertained to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement at that time. Consequently, on May 9, 2025, the Company filed a statement of defense and asserted a counterclaim in the amount of CHF 30 thousand, plus compensatory interest at a rate of 5% per annum since June 29, 2022. Subsequent to the reporting period, in February 2026, the Company successfully reached a formal settlement agreement with Université de Lausanne to resolve the dispute. Under the terms of the agreement, the Company agreed to pay a total sum of CHF 50 thousand, payable in three installments, in full and final settlement of all claims. Following this agreement, legal proceedings have been discontinued.

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

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Our common shares trade on Nasdaq under the symbols “NCEL”.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this annual report.

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

Taxation of NewcelX Ltd.

NewcelX is a Swiss company, subject to taxation in the Canton of Zurich as from December 10, 2021 onwards (formerly, Canton of Nidwalden). The Company is taxed at a current effective income tax rate of approximately 19% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.16% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, Switzerland reformed certain elements of its corporate tax law which impact the taxation of NewcelX (including the abolition of the mixed company privilege at cantonal/communal level). These new federal regulations went into effect as of January 1, 2020. Regarding the implementation of certain measures on the cantonal level, a referendum was put up for a vote in the Canton of Nidwalden. Following a vote during the year ended December 31, 2020, the referendum passed and took effect in the Canton of Nidwalden. Transitional measures were implemented for companies that were previously under the abolished mixed company regime at cantonal/communal levels to prevent over-taxation on hidden reserves generated under said regime. NewcelX applied for the special tax rate solution that provides for a separate taxation over five years of the portion of the profit based on realization of hidden reserves and goodwill which were previously not taxed under the mixed company regime. After the company changed its registered office, the same transitional measure has been applied for and granted in the canton of Zurich.

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

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES OR WARRANTS, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the common shares or Warrants. For this purpose, a “U.S. Holder” is a holder of common shares or Warrants that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our common shares or Warrants. This summary generally considers only U.S. Holders that will own our common shares or Warrants as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Switzerland Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our common shares or Warrants by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such U.S. Holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our common shares or Warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our common shares or Warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively (including through the ownership of Warrants), at any time, 10% or more of our share capital (by voting power or value). Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold common shares or Warrants through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our common shares or Warrants, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Exercise or Expiry of Warrants

In general, no gain or loss will be realized for U.S. federal income tax purposes on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s tax basis of the common share acquired thereby will be equal to the U.S. Holder’s adjusted tax basis of the Warrant plus the exercise price paid for the common share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted tax basis to the U.S. Holder of the expired Warrant. The deductibility of capital losses is subject to limitations. Subject to the PFIC rules discussed below, a U.S. Holder’s holding period in the common shares acquired on exercise of Warrants will begin on the date of exercise of such Warrants and will not include any period for which such U.S. Holder held such Warrants.

Taxation of Dividends Paid on Common Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares (including the amount of any Swiss tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the common shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Switzerland/U.S. Income Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our common shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our common shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our common shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

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

Subject to certain significant conditions and limitations, any Swiss taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid with respect to our common shares will be treated as foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Dividends paid with respect to our common shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations

Taxation of the Disposition of Common Shares and Warrants

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our common shares or warrants, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the common shares and Warrants in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of common shares and Warrants will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S./Switzerland Income Tax Treaty. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

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

For this purpose, passive income generally consists of dividends, interest, rents, royalties, gains from the disposition of passive assets, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

We believe that we were not a PFIC for the year ended December 31, 2025 and we will not be a PFIC for the current taxable year although we have not determined whether we will be a PFIC in the future, there can be no assurance that we currently are not or will not become a PFIC in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our common shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not made a mark to market election (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our common shares and Warrants at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In addition, when shares and warrants of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to an investment by us in a lower-tier PFIC.

If a U.S. Holder of Warrants exercises the Warrants to purchase common shares, the holding period over which any income realized is allocated includes the holding period of the Warrants. A U.S. Holder of Warrants is generally treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above.

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

In addition, except with respect to the Warrants (unless exercised), the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of “marketable stock” (as defined below) can elect to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the common shares and the U.S. Holder’s adjusted tax basis in the common shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. Our common shares are listed on Nasdaq. Nasdaq is a qualified exchange, but there can be no assurance that the trading in our common shares will be sufficiently regular to qualify our common shares as marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. Holders who hold our common shares and Warrants during a period when we are a PFIC generally will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

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

Information Reporting and Backup Withholding

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

A U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our common shares, unless such common shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Reporting

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with these reporting requirements. Each U.S. Holder is urged to consult with its own tax advisor regarding these reporting obligations.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR WARRANTS. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF COMMON SHARES OR WARRANTS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website https://newcelx.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this annual report solely as inactive textual references.

I. Subsidiary Information.

Our wholly owned subsidiaries include NLS Pharmaceutics Inc., a Delaware corporation incorporated on April 27, 2021, and Kadimastem Ltd., an Israeli company incorporated on October 6, 2008.

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

Interest Rate Risk

NewcelX does not anticipate undertaking any significant long-term borrowings. At present, NewcelX’s investments consist primarily of cash and cash equivalents and financial assets at fair value.

NewcelX may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of NewcelX’s investment activities is to preserve principal while maximizing the income that it receives from its investments without significantly increasing risk and loss. NewcelX’s investments are exposed to market risk due to fluctuation in interest rates, which may affect its interest income and the fair market value of its investments, if any. NewcelX manages this exposure by performing ongoing evaluations of its investments. Due to the short-term maturities, if any, of its investments to date, their carrying value has always approximated their fair value. If NewcelX decides to invest in investments other than cash and cash equivalents, it will be its policy to hold such investments to maturity in order to limit its exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

We are exposed to market risk associated with foreign currency exchange rate fluctuations. The functional currency of our Swiss parent company is the U.S. Dollar, while the functional currency of our Israeli subsidiary is the New Israeli Shekel (NIS). Because our reporting currency is the U.S. Dollar, the financial statements of our Israeli subsidiary are translated into U.S. Dollars for consolidation purposes. This creates exposure to currency exchange fluctuations, particularly when the NIS strengthens against the U.S. Dollar. A significant portion of our consolidated operating expenses, primarily employee salaries and facility leases in Israel, are incurred in NIS. Accordingly, an appreciation of the NIS against the U.S. Dollar increases the U.S. dollar cost of our Israeli operations, which may adversely affect our results of operations and increase our net loss.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, we and those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to lack of sufficient internal accounting personnel and segregation of duties.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2025, our internal control over financial reporting was ineffective due to the lack of sufficient internal accounting personnel and segregation of duties. Although we have taken certain measures to address the identified material weakness such as implementing internal policies and procedures related to internal control over financial reporting and hiring additional internal accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to retain additional qualified personal in order to fully address our material weakness. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated.

While we believe the remediation actions described above improved our internal control over financial reporting, we still require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and therefore concluded that as of December 31, 2025, our internal control over financial reporting was not effective.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED.]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Liora Oren, a member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

Pursuant to Swiss law and Nasdaq rules, we adopted a code of business conduct and ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our code of business conduct and ethics is applicable to all our directors, senior management and employees. We have published our code of business conduct and ethics on our website, www.newcelx.com. If we make any amendment to the code of business conduct and ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16.B. of Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forrer Gabbay & Kasierer, a member of EY global, or EY, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2025, and 2024.

The following table provides information regarding fees paid or to be paid by us to EY, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2025, and 2024 (in thousands).

	Year Ended December 31,
	2025	2024
Audit fees (1)	$159	$45
Audit-related fees (2)	101	117
Tax fees	-	25
All other fees	-	-
Total	$260	$187

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	This includes audit-related fees paid to EY for the year ended December 31, 2025 and 2024. Audit-related fees mainly relate to work regarding our Merger-related Registration Statement on Form F-4 and amendments thereto.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in Reports of Foreign Private Issuer on Form 6-K filed with the SEC on September 19, 2025 and November 20, 2025. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Insider Trading Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Insider Trading Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in the Company’s securities, as well as certain pre-clearance procedures that directors and senior management must observe prior to effecting any transaction in our securities.

The Company believes that the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Insider Trading Policy is filed as Exhibit 11.1 to this Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of the annual report.

Exhibit Number	Exhibit Description
1.1*	Amended and Restated Articles of Association of NewcelX Ltd.
2.1*	Description of Securities
4.1	Share Option Plan Regulation 2025.
4.2	At-the-Market Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, dated March 3, 2022 (filed as Exhibit 1.1 to Form 6-K (File No. 001-39957) filed on March 4, 2022).
4.3	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.4	Form of Pre-Funded Warrant (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.5	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K File No. 001-39957) filed April 14, 2022).
4.6	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.7	Form of Short Term Note Agreement (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed August 23, 2022).
4.8	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 3, 2022).
4.9	Securities Purchase Agreement, by and between NewcelX Ltd. and Armistice Capital Master Fund Ltd. and Lind Global Fund II LP, dated March 20, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed March 21, 2024).
4.10	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-39957) filed March 21, 2024).
4.11	Form of Placement Agent Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed March 21, 2024).
4.12	Securities Purchase Agreement, by and between NewcelX Ltd. and Armistice Capital Master Fund Ltd. and Intracoastal Capital LLC, dated June 28, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.13	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.14	Form of Series A Placement Agent Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.15	Form of Series B Placement Agent Warrant (filed as Exhibit 4.3 to Form 6-K (File No. 001-39957) filed July 1, 2024).
4.16	Form of Warrant Amendment Agreement, by and between NewcelX Ltd. and Armistice Capital Master Fund Ltd., dated September 16, 2024 (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed September 16, 2024).
4.17	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to Form 6-K (File No. 001-39957) filed September 16, 2024).
4.18	Form of Equity Securities Purchase Agreement, dated October 9, 2024, by and among NewcelX Ltd. and certain purchasers thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.19	Form of Debt Securities Purchase Agreement, dated October 9, 2024, by and among NewcelX Ltd. and certain purchasers thereto (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.20	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.21	Form of Pre-Funded Warrant (filed as Exhibit 99.5 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.22	Form of Warrant Amendment Agreement (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.23	Form of Registration Rights Agreement (equity) (filed as Exhibit 99.6 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.24	Form of Registration Rights Agreement (debt) (filed as Exhibit 99.7 to Form 6-K (File No. 001-39957) filed October 11, 2024).
4.25	Form of Exchange Agreement (filed as Exhibit 99.8 to Form 6-K (File No. 001-39957) filed October 11, 2024).

4.26	Agreement and Plan of Merger, dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (filed in Annex A to the Form F-4/A filed on September 3, 2025).
4.27	Amendment No. 2 to Agreement and Plan of Merger, dated as of February 17, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
4.28	Amendment No. 3 to Agreement and Plan of Merger, dated as of May 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
4.29	Amendment No. 4 to Agreement and Plan of Merger, dated as of June 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
4.30	Amendment No. 5 to Agreement and Plan of Merger, dated as of July 1, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
4.31	Amendment No. 6 to Agreement and Plan of Merger, dated as of July 18, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
4.32	Amendment No. 7 to Agreement and Plan of Merger, dated as of August 29, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus on Registration Statement on Form F-4 filed on September 3, 2025).
4.33	Form of Contingent Value Rights Agreement,by and between NewcelX Ltd. and VStock Transfer, LLC, dated November 4, 2024 (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed November 5, 2024).
4.34	Form of Support Agreement, by and between NewcelX Ltd. and certain shareholders of Kadimastem Ltd., dated November 4, 2024 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed November 5, 2024).
4.35	Securities Purchase Agreement, by and between NewcelX Ltd. and Alpha Capital Anstalt, dated December 4, 2024 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 5, 2024).
4.36	Securities Purchase Agreement, by and between NewcelX Ltd. and certain accredited investors, dated March 27, 2025 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed March 28, 2025).
4.37	Common Shares Purchase Agreement, by and between NewcelX Ltd. and an institutional investor, dated March 30, 2025 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed March 31, 2025).
4.38	Form of Pre-Funded Warrant (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed March 31, 2025).
4.39	Registration Rights Agreement, by and between NewcelX Ltd. and the investors party thereto, dated March 27, 2025 (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed March 31, 2025).
4.40	License Agreement by and between NewcelX Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to Annual Report on Form 20-F filed on May 14, 2021).
4.41	Amendment No. 1 to Pre-Funded Warrant dated April 26, 2023 between NewcelX Ltd. and the pre-funded warrant holders named therein (filed as Exhibit 4.17 to Annual Report on Form 20-F filed May 15, 2024).
4.42	License Agreement by and between NewcelX Ltd. and Aexon Labs Inc., dated March 19, 2024 (filed as Exhibit 4.18 to Annual Report on Form 20-F (File No. 001-39957) filed May 15, 2024).
4.43	Addendum to Loan Agreement dated November 15, 2023 (filed as Exhibit 99.2 to Form 6-K filed May 14, 2024).
4.44	Second Addendum to Loan Agreement dated September 28, 2023 (filed as Exhibit 99.1 to Form 6-K filed May 14, 2024).
4.45	Form of Securities Purchase Agreement dated as of April 1, 2026, between the Company and the investors signatory thereto (filed as Exhibit 10.1 to Form 6-K filed on April 1, 2026).
4.46	Form of Common Warrant (filed as Exhibit 10.2 to Form 6-K filed on April 1, 2026).
4.47	Form of Pre-Funded Warrant (filed as Exhibit 10.3 to Form 6-K filed on April 1, 2026).
8.1*	List of Subsidiaries.
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, Independent Registered Public Accounting Firm.
97.1*	Clawback Policy
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations and Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Deficit; (iv) Statements of Cash Flows; and (v) Notes to the financial statements, tagged as blocks of text and in detail.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NewcelX Ltd.

Date April 29, 2026	By:	/s/ Ronen Twito
Ronen Twito
Chief Executive Officer

	By:	/s/ Omri Hagai
Omri Hagai
Chief Financial Officer

NewcelX Ltd.

Consolidated Financial Statements as of December 31, 2025

- - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NewcelX Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NewcelX Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1D to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1D. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Kost Forer Gabbay & Kasierer

A Member EY Global

We have served as the Company’s auditor since 2008.

Tel-Aviv, Israel

April 29, 2026

NEWCELX LTD.

CONSOLIDATED BALANCE SHEETS

			December 31,
			2025	2024
	Note		USD in thousands
CURRENT ASSETS
Cash and cash equivalents			2,201	650
Prepaid expenses and other accounts receivable	4		981	130

Total current assets			3,182	780

NON-CURRENT ASSETS
Intangible Asset - in process R&D	3		6,437	-
Goodwill	3		1,731
Property and equipment	5		95	123

Total non-current assets			8,263	123

Total assets			11,445	903

CURRENT LIABILITIES
Loan from bank	6	b	355	293
Loans from related parties	6	c	-	860
Trade payables	7		1,915	568
Accounts payable	8		251	605
Convertible loan	6	a	-	1,512
Conversion and redemption component of convertible loan and warrants	6	a	-	5,061
Deferred tax liability	9		1,674	-

Total current liabilities			4,195	8,899

Total liabilities			4,195	8,899

EQUITY	11
Preferred participation certificates, CHF 0.05 par value, 56,829 shares registered, issued and outstanding at December 31, 2025			4	-
Preferred shares, CHF 0.05 par value, 5,029 shares registered, issued and outstanding at December 31, 2025			*	-
Common shares, CHF 0.05 par value, 4,797,505 and 2,960,745 registered shares and outstanding at December 31, 2025 and 2024, respectively			291	184
Additional Paid-in Capital			93,691	69,505
Foreign currency translation reserve			(1,845)	(1,094)
Accumulated deficit			(84,891)	(76,591)

Total equity			7,250	(7,996)

			11,445	903

*)	Less than United States Dollars (“USD”) $1 thousand.

The accompanying Notes are an integral part of the consolidated financial statements.

NEWCELX LTD.

STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Year ended December 31,
		2025	2024	2023
	Note	USD in thousands (except per share data)

Research and development expenses, net		(1,126)	(992)	(1,608)
Marketing expenses		-	-	(81)
General and administrative expenses		(1,348)	(805)	(1,326)
Other expenses (expenses for merger with NLS)		(88)	(269)	-

Operating loss		(2,562)	(2,066)	(3,015)

Financing income		369	6	36
Financing expenses related to convertible instruments		(6,008)	(5,044)	(239)
Other financing expenses		(99)	(93)	(114)

Net financing expenses		(5,738)	(5,131)	(317)

Loss before taxes on income		(8,300)	(7,197)	(3,332)

Total Loss		(8,300)	(7,197)	(3,332)

Net loss attributable to common shareholders		(8,300)	(7,197)	(3,332)

Basic and diluted loss per share (in USD)		(2.16)	(2.43)	(1.13)

Weighted average common shares used in computing basic and diluted net loss per common share		3,843,984 *	2,959,303 *	2,955,027 *

Comprehensive loss:

Net Loss		(8,300)	(7,197)	(3,332)
Adjustments arising from translating financial statements from functional currency to presentation currency		(751)	(92)	(98)

Total other comprehensive loss		(751)	(92)	(98)

Total comprehensive loss		(9,051)	(7,289)	(3,430)

*)	The weighted average shares outstanding have been restated to reflect the recapitalization and the 0.706 exchange ratio.

The attached Notes constitute an integral part of the consolidated financial statements.

NEWCELX LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred participations certificates		Preferred shares		Common shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	Total
Balance as of January 1, 2025	-	-	-	-	2,960,745	184	69,505	(76,591)	(1,094)	(7,996)
Issuance of shares pursuant to the recapitalization	-	-	-	-	1,021,060	63	(63)	-	-	-
Ordinary shares issued upon conversion of convertible loan	-	-	-	-	-	-	13,769	-	-	13,769
Ordinary shares issued upon conversion of warrants	-	-	-	-	-	-	2,327	-	-	2,327
Shareholder transactions	-	-	-	-	-	-	335	-	-	335
Share-based compensation expense	-	-	-	-	-	-	693	-	-	693
Reverse acquisition	56,829	4	5,029	-	615,700	31	7,067	-	-	7,102
Accrued dividends on preferred shares							(14)			(14)
Exercise of pre-funded warrants	-	-	-	-	200,000	13	-	-	-	13
Effect of translating financial statements from functional currency to presentation currency	-	-	-	-	-	-	-	-	(751)	(751)
Share-based compensation expense	-	-	-	-	-	-	72	-	-	72
Net loss	-	-	-	-	-	-	-	(8,300)	-	(8,300)
Balance as of December 31, 2025	56,829	4	5,029	-	4,797,505	291	93,691	(84,891)	(1,845)	7,250

The attached Notes constitute an integral part of the consolidated financial statements.

NEWCELX LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred participations certificates		Preferred shares		Common shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	Total
Balance as of January 1, 2024	-	-	-	-	2,960,745	184	69,015	(69,394)	(1,002)	(1,197)
Shareholders transactions	-	-	-	-	-	-	282	-	-	282
Share-based compensation expense	-	-	-	-	-	-	208	-	-	208
Effect of translating financial statements from functional currency to presentation currency	-	-	-	-	-	-	-	-	(92)	(92)
Net loss	-	-	-	-	-	-	-	(7,197)	-	(7,197)

Balance as of December 31, 2024	-	-	-	-	2,960,745	184	69,505	(76,591)	(1,094)	(7,996)

The attached Notes constitute an integral part of the consolidated financial statements.

NEWCELX LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred								Accumulated
	participations certificates		Preferred shares		Common shares		Additional paid-in	Accumulated	other comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	Total
Balance as of January 1, 2023	-	-	-	-	2,570,316	160	66,917	(66,062)	(904)	111
Issuance of shares	-	-	-	-	390,429	24	1,583	-	-	1,607
Shareholder transactions	-	-	-	-	-	-	366	-	-	366
Share-based compensation expense	-	-	-	-	-	-	149	-	-	149
Effect of translating financial statements from functional currency to presentation currency	-	-	-	-	-	-	-	-	(98)	(98)
Net loss	-	-	-	-	-	-	-	(3,332)	-	(3,332)

Balance as of December 31, 2023	-	-	-	-	2,960,745	184	69,015	(69,394)	(1,002)	(1,197)

The attached Notes constitute an integral part of the consolidated financial statements.

NEWCELX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cash flows from operating activities

Loss	(8,300)	(7,197)	(3,332)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	55	413	620
Gain from sale of property and equipment	-	-	(34)
Financing expenses, net	5,720	5,005	237
Theoretical wages to an interested party	64	130	130
Share-based compensation expense	765	208	149
Non-cash operating lease activity	-	(361)	(448)

	6,604	5,395	654
Changes in assets and liabilities:

Decrease (increase) in Prepaid expenses and other accounts receivable	(201)	321	(165)
Increase (decrease) in trade payables	(579)	36	(478)
Increase (decrease) in accounts payable	(290)	379	(123)

	(1,070)	736	(766)

Net cash used in operating activities	(2,766)	(1,066)	(3,444)

Cash flows from investing activities

Cash acquired in reverse acquisition	1,708	-	-
Proceeds from sale of property and equipment	-	-	109
Purchase of property and equipment	(8)	(6)	(6)

Net cash provided by (used in) investing activities	1,700	(6)	103

The attached Notes constitute an integral part of the consolidated financial statements.

NEWCELX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	USD in thousand

Cash flows from financing activities

Issue of share capital and warrants (net of issuance costs)	-	-	1,607
Exercise of warrants	2,339	-	-
Receipt of a convertible loan from shareholders	290	450	1,242

Net cash provided by financing activities	2,629	450	2,849

Exchange rate differences on balances of cash, cash equivalents and restricted cash	(12)	(44)	(166)

Increase (decrease) in cash, cash equivalents and restricted cash	1,551	(666)	(658)

Cash, cash equivalents and restricted cash at the beginning of the year	650	1,316	1,974

Cash, cash equivalents and restricted cash at the end of the year	2,201	650	1,316

Supplemental disclosure of non-cash activities

Conversion of shareholder loan into equity	13,769	-	-
Accrued dividends on preferred shares	14	-	-

Supplemental disclosure of cash flow information

Cash paid during the years for taxes	-	2	1
Cash paid During the year for interest	20	133	90

Reconciliation of cash, cash equivalents, and restricted cash within the Consolidated Balance Sheets to the amounts shown in the Consolidated Statements of Cash Flows above

Cash and cash equivalents	2,201	650	1,146
Restricted cash	-	-	170
Total cash, cash equivalents, and restricted cash	2,201	650	1,316

The attached Notes constitute an integral part of the consolidated financial statements.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: – GENERAL

A.	General description of the company and the merger transaction:

NewcelX Ltd. (formerly known as NLS Pharmaceutics Ltd.) (the “Company”) was established on June 10, 2015, as a Swiss limited company. The Company’s registered office and principal executive offices are located at Hohstrasse 1, 8302 Kloten, Switzerland. The Company’s common shares are registered for trading on the Nasdaq Capital Market.

On October 30, 2025 (the “Closing Date”), the Company consummated a merger transaction pursuant to a Merger Agreement by and among the Company, its subsidiary (“Merger Sub”), and Kadimastem Ltd. (“Kadimastem”). Under the terms of the agreement, Kadimastem merged with and into Merger Sub, with Merger Sub as the surviving company. At the effective time of the merger, each issued and outstanding ordinary share of Kadimastem was exchanged for the right to receive common shares of the Company. In connection with the closing, the Company changed its name from “NLS Pharmaceutics Ltd.” To “NewcelX Ltd.”

Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewCelX common shares in exchange for each Kadimastem ordinary share in the Merger. The exchange ratio also reflects the 1-for-10 reverse share split effected by NewCelX in connection with the Merger.

Kadimastem was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. Prior to the merger, Kadimastem’s shares were traded on the Tel Aviv Stock Exchange (“TASE”). On the Closing Date, Kadimastem voluntarily delisted its shares from the TASE.

The Company is an emerging growth company and a foreign private issuer, as defined under the Securities Act and the Exchange Act. Following the merger, the Company is a clinical-stage innovative biopharmaceutical company focused on developing transformative therapies. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science. including phase IIa clinical trial for the treatment of Amyotrophic Lateral Sclerosis (ALS) in the field of regenerative medicine, as well as the development of treatments for Central Nervous System (CNS) disorders, including Narcolepsy, utilizing its Doxa platform.

B.	Basis of presentation (Reverse Acquisition)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of NewcelX Ltd. (formerly known as NLS Pharmaceutics Ltd.) (the “Company”) and its wholly-owned subsidiaries, including Kadimastem Ltd. (“Kadimastem”) from the date of the merger. All intercompany accounts and transactions have been eliminated in consolidation.

Although NewcelX Ltd. is the legal acquirer and the reporting entity, for financial reporting purposes, the merger has been accounted for as a Reverse Acquisition. Under this method, Kadimastem was identified as the accounting acquirer.

Consequently, these consolidated financial statements represent a continuation of the financial statements of Kadimastem. The historical financial information presented for periods prior to the merger is that of Kadimastem, and the results of operations of NewcelX Ltd. (the legal acquirer) are included only from the Closing Date onwards. The equity structure (the number and type of shares) has been retroactively restated to reflect the legal capital of the Company (NewcelX).

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: – GENERAL (Cont.)

C.	Contingent Value Rights (CVR)

In connection with the consummation of the Merger, the Company entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Vstock Transfer, LLC. As part of the merger terms, the Company’s legacy asset, Mazindol, was designated as the sole “Legacy Asset” under the CVR Agreement.

Pursuant to the CVR Agreement, in the event of a sale or disposition of Mazindol, the legacy shareholders of NLS (prior to the Merger) will be entitled to receive the net proceeds from such disposition, after deducting applicable transaction expenses and adjustments as defined in the agreement.

The right to the CVRs is a contractual right only and is generally non-transferable, except in the limited circumstances specified in the CVR Agreement.

D.	Going Concern

During the year ended on December 31, 2025, the Company had a net loss of $8,300 thousand (the net loss net of non-cash financing expenses relating to fully converted convertible note was approximately $2,292 thousand) and a negative cash flow from operating activities of $2,766 thousand. As of December 31, 2025, the Company had an accumulated deficit of approximately $84,891 thousand. To date, the Company has dedicated most of its financial resources to research and development, including clinical studies in the fields of regenerative medicine, as well as general and administrative expenses. The Company has not yet generated revenues from its core activities and has incurred substantial operating losses.

As of December 31, 2025, the Company’s total equity was positive at $7,250 thousand, which included cash and cash equivalents of $2,201 thousand. To this date, the Company had an existing equity line of credit agreement (ELOC) in the amount of $25,000 thousand. In addition, following the balance sheet date, in April 2026, the Company entered into securities purchase agreements for a private placement of $1,350 thousand. Notwithstanding the above, due to the uncertainty regarding the extent and timing of utilization of the equity line of credit, management believes that the Company’s current resources and financing access may not be sufficient to fund operations for at least twelve months from the issuance date of these consolidated financial statements.

The Company expects to continue to generate operating losses and negative operating cash flows for the foreseeable future and will require additional funding to support its clinical development programs and reach profitability. The Company is actively exploring various strategic and financial options, including equity or debt financing, strategic partnerships, and the potential out-licensing or divestment of assets.

The Company’s future viability is dependent on its ability to raise additional capital to support ongoing operations and meet its obligations. There can be no assurance that such capital will be available on a timely basis, in sufficient amounts, or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months from the date of issuance of these consolidated financial statements.

Accordingly, the accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Such adjustments could be material.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented, unless otherwise stated.

Basis of presentation of the financial statements

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as set forth in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (ASC).

Immediately prior to the consummation of the merger described in Note 1, the Company’s shareholders approved a 1-for-10 reverse share split of the Company’s ordinary shares and a change in the par value of each registered share to CHF 0.05. Unless otherwise period-specific, all share, per-share, and exercise price amounts in these consolidated financial statements (including for prior periods) have been retrospectively adjusted to reflect the 1-for-10 reverse share split as if it had occurred at the beginning of the earliest period presented.

As described in Note 1, the merger between the Company and Kadimastem was accounted for as a reverse acquisition. Consequently, these consolidated financial statements represent a continuation of the financial statements of Kadimastem (the accounting acquirer).

Prior to the merger, Kadimastem prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Upon the consummation of the merger and in connection with the Company’s reporting requirements as a U.S. public company, the Company has adopted U.S. GAAP for all periods presented. All historical financial information of Kadimastem presented herein has been converted and restated from IFRS to U.S. GAAP to ensure consistency and comparability across all periods.

The consolidated financial statements include the accounts of NewcelX Ltd. And its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting period. The Company believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

Significant estimates and assumptions include the valuation of stock-based compensation, the fair value and useful life of intangible assets acquired in business combinations (IPR&D), the fair value of derivatives, the probability of achieving milestones related to government grants, valuation allowance related to deferred tax assets and business combination.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (Cont.)

Functional currency, presentation currency, and foreign currency

The functional currency of the Company’s primary operating subsidiary, Kadimastem Ltd., is the New Israeli Shekel (“NIS”), which represents the primary economic environment in which that entity operates. The functional currency of the company, is the U.S. Dollar (“USD”).

The consolidated financial statements are presented in USD, which is the reporting currency of the Company. The financial statements are presented in USD since the Company believes that financial statements in USD provide more relevant information to the investors and users of the financial statements, who are located primarily in the U.S.

In the preparation of the consolidated financial statements, assets and liabilities are translated at the closing rate at each reporting date, while statements of operations items are translated at average exchange rates prevailing during the period. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

Cash and Cash Equivalents and Concentration of Credit Risk

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, at the date of purchase.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and other accounts receivables. The Company’s cash and cash equivalents are invested with major financial institutions in Israel and Switzerland. Management believes that these financial institutions are financially sound and, accordingly, minimal credit risk exists.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including personnel-related expenses such as salaries, benefits, and share-based compensation for employees engaged in research and development functions. These expenses also include materials and laboratory supplies used in the development of the Company’s product candidates, as well as costs related to the maintenance and prosecution of the Company’s intellectual property rights and patent portfolio. In addition, research and development expenses include external development costs, such as vendor expenses and consultant fees, including contract research organizations and investigative sites that conduct the Company’s clinical trials and pre-clinical studies. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. The research and development expenses are presented net of government grants.

Government Grants

Government grants from the Israel Innovation Authority (“IIA”) are recognized when there is reasonable assurance that the Company will comply with the terms of the grant and that the funds will be received.

Since the Company is in the clinical stage and does not expect to generate royalty-bearing revenues in the foreseeable future, these grants are recorded as a reduction of Research and Development expenses.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (Cont.)

The Company’s obligation to pay royalties at a rate of 3% from sales of the funded R&D outcomes is treated as a contingent liability. These royalties are dollar-linked and bear interest at the SOFR rate (or the applicable replacement rate). At each reporting date, the Company records grants receivable for amounts earned but not yet received.

As of December 31, 2025, the total accumulated grants received, for which the Company has a contingent liability to pay future royalties, amounted to USD $14,209 thousand. No liability was recognized in the consolidated financial statements as the Company does not anticipate having revenues in the foreseeable future.

Taxes on income

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company establishes a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company records interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense. As of December 31, 2025 and 2024, the Company’s uncertain tax position liability was immaterial.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are recognized as right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheets.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company combines its lease payments and fixed payments for non-lease components and accounts for them together as a single lease component. Operating lease ROU assets also include any prepaid lease payments. Payments for variable lease costs are expensed as incurred and not included in the operating lease ROU assets and liabilities. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. When determining lease terms, the Company uses the non-cancellable period of the leases and does not assume renewals unless it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

All existing lease arrangements, primarily consisting of office space and laboratory facilities, were classified as short-term leases.

Lease expenses for the years ended on December 31, 2025 and 2024 were $92 thousand and $220 thousand, respectively.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (Cont.)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

%

Laboratory equipment and clean room	15
Office furniture and equipment	8-15
Computers and peripheral equipment	33

Maintenance and repairs are charged to expense as incurred. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Fair Value Measurement

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, other accounts receivable, accounts payable, and accruals, for which the carrying value approximates fair value due to their short-term nature. Derivative financial instruments (such as certain warrants and debt-related derivatives) are classified as Level 3 liabilities and are measured at fair value on a recurring basis.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (Cont.)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”.

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards. The Company accounts for forfeitures as they occur.

The Company policy, under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method. Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term represents the period that options are expected to be outstanding. Since there is not sufficient historical share exercise data to calculate the expected term of the share options, the Company determines the expected term using the simplified method, applied to each vesting tranche separately. The simplified method deems the term to be the average of the time-to-vesting of each tranche and the contractual life of the options. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Employee Benefit Assets and Liabilities

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees as of the balance sheet date and the number of years of service (the “Shutdown Method”).

For employees covered under Section 14, the Company’s ongoing contributions to pension and severance funds release the Company from any further legal obligation to make severance payments. Accordingly, the Company does not include these amounts in the balance sheet, and the related contributions are recognized as an expense when incurred.

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

Earnings (Loss) per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per share is computed similarly, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Potential common shares (including stock options, warrants, and convertible preferred shares) are excluded from the diluted loss per share computation when their effect is anti-dilutive. As the Company reported a net loss for all periods presented, basic and diluted loss per share is the same.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (Cont.)

Segment Reporting

The Company identifies operating segments in accordance with ASC No. 280, “Segment Reporting”, as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who manages the Company’s business activities as a single operating and reportable segment on a consolidated basis. Accordingly, the CODM uses consolidated net loss to assess financial performance and allocate resources. The CODM reviews and utilizes functional expenses (research and development, and general and administrative) at the consolidated level as presented in the Company’s consolidated statements of operations, to manage the Company’s operations.

As of December 31, 2025, the Company’s long-lived assets are in Israel.

Goodwill and Intangible Assets

Goodwill has been recorded as a result of the acquisition. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill and indefinite-lived intangible assets, such as In-Process Research and Development (IPR&D), are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. ASC 350, “Intangibles – Goodwill and Other”, allows the Company to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. Any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit. During the year ended December 31, 2025 and 2024, no impairment was recorded.

Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Impairment of Long-Lived Assets

The long-lived assets of the Company, including finite-lived intangible assets, are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an assets to the future undiscounted cash flows expected to be generated by the assets. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. During the year ended December 31, 2025 and 2024, no impairment was recorded.

Convertible Loans and Warrants

The Company evaluates its convertible loans and warrants to determine the proper accounting treatment under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815, “Derivatives and Hedging.”

Convertible loans are generally recorded as liabilities, net of any applicable discounts. The Company evaluates whether the conversion feature requires bifurcation as a derivative. In instances where a loan agreement includes multiple components (such as warrants or embedded conversion features), the Company uses valuation models, such as Black-Scholes or Monte-Carlo simulations, to allocate the proceeds received among the various instruments. This process requires significant management judgment and estimates regarding expected volatility, financing timelines, and risk-adjusted discount rates.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (Cont.)

Warrants are classified as either equity or liabilities based on their specific terms. Warrants classified as liabilities are recorded at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations. Warrants classified as equity are recorded within additional paid-in capital and are not subsequently remeasured.

Shareholder Transactions

Transactions with shareholders that are not conducted at arm’s length are evaluated to determine if they include a capital contribution or distribution. For loans received from shareholders at below-market interest rates, the difference between the fair value of the loan and the proceeds received is recognized as a contribution to additional paid-in capital, net of tax effects.

Deferred Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly attributable to in-process equity financings as deferred offering costs. As of December 31, 2025, deferred offering costs related to the Company’s Equity Line of Credit (ELOC) facility amounted to $296 thousand. These costs are recorded within current assets on the consolidated balance sheet. Upon the future issuance of shares under the ELOC facility, these costs will be reclassified to stockholders’ equity as a reduction of the proceeds received.

Business combination

The Company applies the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Goodwill generated from a business combination is primarily attributable to synergies.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include but are not limited to future expected cash flows from acquired technology and acquired customer relationships from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which may extend up to one year from the acquisition date, the Company may record adjustments to the provisional fair values of the assets acquired and liabilities assumed, with a corresponding offset to goodwill. Upon the earlier of the end of the measurement period or the final determination of the fair values of the assets acquired and liabilities assumed, any subsequent adjustments are recorded in earnings.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred (see also Note 3).

Recently Adopted Accounting Pronouncements

As an “Emerging Growth Company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: – ACCOUNTING POLICIES (Cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 9 Income on Taxes in the accompanying notes to the consolidated financial statements for further detail.

Recently Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

On October 30, 2025 (the “Closing Date”), NewcelX Ltd. (formerly known as NLS Pharmaceutics Ltd., the “Swiss Parent”) consummated a merger transaction pursuant to a Merger Agreement by and among the Swiss Parent, its subsidiary (“Merger Sub”), and Kadimastem Ltd. (“Kadimastem”). Under the terms of the agreement, Kadimastem merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Swiss Parent. At the effective time of the merger, each issued and outstanding ordinary share of Kadimastem was exchanged for 0.706 common shares of the Swiss Parent (the “Exchange Ratio”). The Exchange Ratio also reflects a 1-for-10 reverse share split effected by the Swiss Parent in connection with the Merger.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3: – Business Combination

For legal purposes, the Swiss Parent was the acquirer. However, for accounting purposes, the transaction was accounted for as a reverse acquisition in accordance with ASC 805, Business Combinations. Consequently, Kadimastem was identified as the accounting acquirer, and the Swiss Parent was identified as the accounting acquiree. Accordingly, the assets acquired and liabilities assumed of the Swiss Parent were recorded at their respective fair values as of the Closing Date.

The transaction was accounted for as a business combination in accordance with ASC 805, “Business Combinations”. Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with certain measurement exceptions prescribed by the purchase method such as contract assets, tax balances and other applicable items), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date. Any adjustments to the preliminary purchase price consideration allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

The purchase price consideration of $7,102 thousand represents the estimated fair value of the equity interest deemed to be issued by Kadimastem in the transaction.

Acquisition-related costs incurred by the Company, totaling $88 thousand, were recognized as other expenses in the consolidated statements of operations.

In connection with the successful completion of the merger, the Company’s Chief Executive Officer and Chairman of the Board are entitled to success bonus, for further information see Note 13.

Preliminary Purchase Price Allocation

The following table summarizes the preliminary value of assets acquired and liabilities assumed as of the acquisition date, subject to subsequent adjustments as the Company may obtain additional information during the measurement period (in thousands):

USD in thousands

Purchase Price Consideration	7,102
Asset Acquired:
Cash and cash equivalents	1,708
Prepaid expenses and other current assets	773
Property, Plant and Equipment, Net	5
In-Process Research and Development (IPR&D) (1), (3)	6,437

Total Asset Acquired	8,923

Liabilities Assumed:
Accounts payable and accrued liabilities	1,878
Deferred Tax Liabilities (2)	1,674

Total Liabilities Assumed	3,552

Goodwill (3)	1,731
Total identifiable assets acquired and liabilities assumed or incurred	7,102

(1)	The acquired IPR&D assets, totaling $6,437 thousand, consist of clinical-stage drug development programs primarily focused on Narcolepsy ($3,212 thousand), Diabetes ($1,568 thousand), and other neurological and inflammatory conditions ($1,657 thousand). These assets represent unfinished research projects that have not yet reached technological feasibility and are considered indefinite-lived intangible assets until the completion or abandonment of the associated R&D efforts.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3: – Business Combination (Cont.)

(2)	The Company recognized deferred tax liabilities related to the temporary differences between the fair value of the acquired IPR&D and their respective tax bases. These liabilities were calculated based on the estimated statutory tax rates in the jurisdictions where the economic benefits of the assets are expected to be realized, primarily the United States.
(3)	The fair value of the acquired intangible assets was determined using the income approach (specifically the Risk-Adjusted Net Present Value method) for primary R&D projects and the cost approach for other R&D assets. Goodwill was recognized as the residual excess of the purchase price over the fair value of identified net assets and is primarily attributable to the expected synergies and the strategic value of the combined clinical pipeline. The goodwill is not deductible for tax purposes.

The stand-alone results of operations of the acquired business have been included in the consolidated financial statements since the acquisition date. The net loss of the acquired business included in the Company’s consolidated statement of operations from the acquisition date through December 31, 2025, was $424 thousand.

The unaudited pro forma combined net loss of the Company for the years ended December 31, 2025, and 2024, assuming the merger had been completed on January 1, 2024, would have been $12,694 thousand and $4,079 thousand, respectively.

Note 4: – PREPAID EXPENSES AND OTHER ACCOUNTS RECEIvABLE

	December 31
	2025	2024
	USD in thousands

Deferred offering costs	296	-
Government authorities	229	69
Prepaid expenses	293	61
Deferred Charges and other assets	163	-
	981	130

NOTE 5: – PROPERTY AND EQUIPMENT

	December 31
	2025	2024
	USD in thousands
Cost
Furniture and fixtures	105	77
Software	348	289
Equipment	1,122	970
Leasehold Improvements	152	134

	1,727	1,470
Accumulated Depreciation	(1,632)	(1,347)

Total Property, Plant and Equipment, Net	95	123

Depreciation expense was $55 and $108 for the years ended December 31, 2025 and 2024, respectively.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: – LOANS AND FAIR VALUE MEASUREMENT

The following table presents the outstanding balances of the Company’s loans as of December 31, 2025, and 2024:

	December 31
	2025	2024
	USD in thousands

Short-term loan from banks	355	293
Convertible loan from shareholders	-	1,512
Embedded derivative and conversion component of a convertible loan	-	5,061
Short-term credit from shareholders	-	860

	355	7,726

A.	Convertible loan (fully converted prior to the merger)

In October 2023, the Company entered into a convertible loan agreement with Alpha Capital Anstalt (“Alpha”) and Mr. Julian Ruggieri, a shareholder of the Company (“Mr. Ruggieri”, and together with Alpha, the “Investors”), for an aggregate investment of up to $1.7 million (the “Loan”). Under the terms of the agreement, Alpha committed to provide up to $1.2 million and Mr. Ruggieri committed to provide up to $500 thousand of the total Loan principal.

The Loan principal bore interest at an annual rate of 10% and was convertible into ordinary shares and non-marketable warrants. Upon conversion of the Loan into ordinary shares, the Investors were entitled to receive non-marketable warrants to purchase additional ordinary shares at a rate equal to 125% of the total number of shares issued upon conversion. The warrants’ exercise price was set at 110% of the conversion price per share, with an exercise period of 42 months from the date of issuance.

In accordance with U.S. GAAP, the Company identified conversion and redemption features and the associated warrants as an embedded derivative that required bifurcation from the host debt instrument and measurement at fair value at each reporting date.

As of December 31, 2024, the carrying amount of the host debt (measured at amortized cost) was $1,512 thousand, and the fair value of the conversion component and warrants (measured at fair value) was $5,061 thousand.

During 2025, Mr. Ruggieri converted and exercised his interests in the Loan in several stages. In April 2025, Mr. Ruggieri converted his portion of the Loan principal and accrued interest, totaling approximately $560 thousand, into 316,185 ordinary shares and 359,900 warrants with an exercise price of $1.84. Subsequently, in August and October 2025, Mr. Ruggieri exercised all 359,900 warrants into an equal number of ordinary shares for an aggregate cash exercise price of approximately $726 thousand.

Similarly, in October 2025, Alpha provided a written notice to convert its outstanding Loan principal of $1,200,000 and accrued interest of $209,644 into 811,148 ordinary shares and 860,038 warrants. The conversion was carried out in accordance with the terms of the convertible loan agreement and subject to the regulations of the Tel Aviv Stock Exchange. On October 27, 2025, Alpha exercised all such warrants into ordinary shares for a total cash exercise price of $1,424 thousand.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: – LOANS AND FAIR VALUE MEASUREMENT (Cont.)

As a result of these transactions, all obligations under the convertible loan agreement were fully satisfied prior to the merger. Upon the closing of the merger, all Kadimastem ordinary shares held by the Investors were converted into NewcelX ordinary shares or pre-funded warrants in accordance with the exchange ratio set forth in the merger agreement. Following these conversions and exercises, as of December 31, 2025, the outstanding balance of the Loan and the related derivative liability was zero.

The following table presents the Company’s liabilities measured at fair value on a recurring basis by hierarchy level as of December 31, 2025, and 2024. All such liabilities were classified as Level 3 within the fair value hierarchy:

	December 31
	2025	2024
	USD in thousands

Conversion and redemption component and warrants of a convertible loan	-	5,061
Total level 3 Liabilities	-	5,061

The following table summarizes the changes in the Company’s Level 3 financial liabilities (conversion feature and warrants) for the years ended December 31, 2025, and 2024:

	Year ended on December 31, 2025	Year ended on December 31 2024
	USD in thousands

Balance as of January 1	5,061	1,002
Initial recognition	-	368
Remeasurement of a financial derivative and the conversion feature	5,358	3,639
Revaluation recognized in OCI	801	52
Conversion of loan (1)	(11,220)	-
Balance as of December 31	-	5,061

(1)	Upon the final conversion and exercise in October 2025, the Company transitioned the fair value measurement from Level 3 (valuation models) to Level 1 (quoted market price), based on the TASE closing price of NIS 28.34 per share, translated at an exchange rate of 3.259 NIS/USD.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: – LOANS AND FAIR VALUE MEASUREMENT (Cont.)

The fair value of the Level 3 financial liabilities (conversion feature, warrants and redemption) was determined using Monte Carlo and Binomial models. The significant unobservable inputs used in these measurements were as follows:

	December 31	October
	2024	2025

Share price (in USD)	3.52	8.7
Volatility - conversion feature of loan (%)	106%	N/A
Volatility - warrants (%)	78%	N/A
Risk-free interest - conversion feature (%)	4.2%	N/A
Risk-free interest - warrants (%)	4.2%	N/A
Life expectancy (in years)	0.17	0.00

B.	Short-term loan from bank

The Company maintains a short-term loan facility with a commercial bank (the “Bank Loan”). In connection with the Bank Loan agreement, Professor Michel Revel, the Company’s Chief Scientific Officer, a shareholder and related party, provided a personal guarantee for the loan without consideration from the Company.

The Company measured the fair value of the benefit received from this guarantee at the time of the loan’s recognition and renewals.

The Bank Loan principal as of December 31, 2025, was NIS 1,200 thousand (approximately $376 thousand). The loan bears annual interest at a rate of Prime + 1.75%, which resulted in an effective interest rate of 7.25% as of December 31, 2025. The Company determined the market interest rate for a similar loan without a guarantee to be approximately 21%, based on the Capital Asset Pricing Model (CAPM) and the Weighted Average Cost of Capital (WACC), using a risk-free interest rate of 4.1% and a variance of 1.02.

Due to annual renewals of the loan terms, the Company recognized a net benefit in the interested party transactions capital reserve in the amounts of $21 thousand, $28 thousand, and $53 thousand for the years ended December 31, 2025, 2024, and 2023, respectively.

Since December 31, 2020, the loan has been renewed annually for additional one-year periods. As of December 31, 2025, the repayment date was extended to December 31, 2026.

c.	loans from interested party (fully converted prior to the merger)

From 2020 through 2025, Professor Michel Revel, the Company’s Chief Scientific Officer, a shareholder and interested party (“the Lender”), provided the Company with several interest-free, unlinked, and unsecured loans to support its operations.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: – LOANS AND FAIR VALUE MEASUREMENT (Cont.)

As of December 31, 2024, the outstanding balance of historical loans from the Lender amounted to $860 thousand (carrying amount), representing a nominal value of $1,055 thousand (NIS 3,410 thousand). These loans were repayable upon the earlier of a specified maturity date or the completion of a public offering in which the Lender participated. Due to the interest-free nature of these loans, the Company recognized a capital benefit in the interested party transactions capital reserve, amounting to $164 thousand and $118 thousand, net of tax, for the years ended December 31, 2025, and 2024, respectively.

On April 22, 2025, the Company entered into an additional loan agreement with the Lender for a principal amount of NIS 1,000 thousand (approximately $269 thousand). The loan was interest-free and unsecured. In connection with this loan, the Company recorded a benefit to the capital reserve from transactions with controlling shareholders in the amount of $47 thousand.

On October 24, 2025, prior to the closing of the Merger, all outstanding loans from the Lender were converted into ordinary shares of the Company. The conversion price was set at NIS 32.87 per share (approximately $9.9 per share), representing the average closing price of the Company’s shares on the TASE during the 14 trading days preceding the conversion.

As a result, the historical loans (with a nominal value of NIS 3,410 thousand) were converted into 103,728 ordinary shares, and the 2025 loan (with a nominal value of NIS 1,000 thousand) was converted into 30,419 ordinary shares. Following the conversion, the carrying amount of these loans was reclassified to additional paid-in capital, and the outstanding balance as of December 31, 2025, was zero. Upon the closing of the Merger, these shares were exchanged for NewcelX ordinary shares in accordance with the Exchange Ratio.

NOTE 7:- TRADE PAYABLES

	December 31
	2025	2024
	USD in thousands

Open accounts	1,035	206
Accrued expenses	880	146
Merger Expenses Payable in Connection with the Merger Transaction with NLS	-	216
	1,915	568

NOTE 8: – ACCOUNTS PAYABLE

	December 31
	2025	2024
	USD in thousands

Deferred Grants	-	42
NLS advance payment **	-	400
Employees and payroll accruals *	251	163
	251	605

*)	Includes a bonus in the amount of USD $100 and $82 thousand in respect of a liability to related parties, for the years ended on December 31, 2025 and 2024, respectively.
**)	During 2024, the Company received an advance of $400 thousand from NLS Pharmaceutics Ltd. (“NLS”) to fund shared transaction costs related to the merger. Upon the closing of the merger in 2025, the outstanding balance of this current account was settled as part of the transaction, and the intercompany balance was eliminated in the consolidated financial statements.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: – TAXES ON INCOME

Tax rates applicable to the company

The Company’s income is subject to corporate taxation in the jurisdictions where it operates, primarily Israel and Switzerland. In Israel, the corporate income tax rate remained constant at 23% for the years ended December 31, 2025, 2024, and 2023. In Switzerland, the statutory tax rate, which includes federal, cantonal, and communal taxes, was approximately 10.6% for the year ended December 31, 2025, consistent with previous reporting periods. The Company is taxable on its real capital gains at the applicable corporate income tax rate in the jurisdiction where the gain is realized.

In addition to corporate income taxes, the Company is subject to other local taxes in Switzerland, including statutory stamp duties related to capital issuance. As of December 31, 2025, the Company has recognized provisions for such stamp duties in connection with its capital restructuring, the Merger, and taxable events from prior years. These amounts are included in the Company’s accrued liabilities and are not reflected in the statutory income tax rate reconciliation, as they are not based on taxable income.

Net Operating Loss Carryforwards

As of December 31, 2025, the Company has significant tax loss carryforwards resulting from its research and development activities and historical operations. In Israel, these business and capital losses amount to approximately $79.6 million and may be carried forward indefinitely to offset future taxable income. In Switzerland, the Company has tax loss carryforwards of approximately $63.9 million. Under Swiss tax law, these losses have a limited carryforward period, as approximately $26.9 million of the Swiss NOLs will expire within the next five years, while the remainder is expected to expire between 2030 and 2032.

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets are comprised of operating loss carryforwards and other temporary differences. The significant components of net deferred tax assets as of December 31, 2025, and 2024 are as follows:

	Deferred Tax Assets and Liabilities
	December 31
	2025	2024
Deferred tax assets

Carryforward tax losses	25,081	14,260
Other temporary differences	-	-
	25,081	14,260

Less: Valuation Allowance	(25,081)	(13,400)

Net Deferred Tax Assets after Valuation Allowance	-	860

Deferred tax liabilities

Interested party loans and other	-	(860)
Intangible assets from acquisition (PPA)	(1,674)	-

Deferred tax assets (liabilities), net	(1,674)	-

(1)	For 2025, the balance reflects the combined tax-effected NOLs of the Israeli operations (23% statutory rate) and the Swiss operations (10.6% statutory rate).
(2)	For 2024, represents the tax effect of Kadimastem’s $62 million in Israeli NOLs (at 23% statutory rate).

Management currently believes that since the Company has a history of losses, and there is uncertainty with respect to future taxable income of the Company, it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Thus, a full valuation allowance was provided to reduce deferred tax assets to their realizable value.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: – TAXES ON INCOME (Cont.)

Effective Tax Rate Reconciliation

The following table presents a reconciliation between the theoretical income tax benefit and the actual income tax expense for the year ended December 31, 2025, in accordance with the disclosure requirements of ASU 2023-09:

	Year ended December 31,
	2025

Israeli Statutory Corporate Tax Rate	(1,909)	23%

Change in Valuation Allowance	1,862	(22.4%)
Foreign tax rate differential (Switzerland)	47	(0.6%)
Total Effective Tax Rate	-	0.0%

The following table presents a reconciliation between the theoretical income tax benefit and the actual income tax expense for the years ended December 31, 2024 and 2023, prior the adoption of ASU 2023-09:

	Years ended
	December 31
	2024	2023

Loss before income taxes	(7,197)	(3,278)

Theoretical tax benefit	1,655	766

Adjustments

Non-Deductible expenses	-	-
Change in Valuation Allowance	(1,655)	(766)

Total income tax	-	-

(1)	Loss before income tax for 2024 and 2023 reflects the historical results of Kadimastem Ltd., as the accounting acquirer.
(2)	The theoretical tax benefit is calculated based on the Israeli statutory tax rate of 23%.
(3)	Foreign tax rate differential reflects the impact of the lower statutory tax in Switzerland (10.6%), compared to the Israeli statutory tax rate.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: – TAXES ON INCOME (Cont.)

Tax Assessments and Unrecognized Tax Benefits

The Company is subject to taxation in Israel and Switzerland. As of December 31, 2025, and 2024, the Company did not have any unrecognized tax benefits and does not expect any significant changes in unrecognized tax benefits over the next twelve months.

The Company’s tax assessments in Israel are considered final through the tax year ended December 31, 2020. The tax returns for the years 2021 through 2024 remain subject to examination by the Israel Tax Authority.

The Company’s tax assessments in Switzerland are considered final through the tax year ended December 31, 2020. The tax returns for the years 2021 through 2024 remain open for examination by the Swiss tax authorities.

For the years ended December 31, 2025, and 2024, the Company did not recognize any interest or penalties related to income taxes.

NOTE 10: – CONTINGENT LIABILITIES AND COMMITMENTS

Commitments

A.	The Company’s obligation to the Israel Innovation Authority (IIA) to pay royalties at a rate of 3% from sales of the funded R&D outcomes is treated as a contingent liability. These royalties are dollar-linked and bear interest at the SOFR rate (or the applicable replacement rate). At each reporting date, the Company records Grants Receivable for amounts earned but not yet received.

As of December 31, 2025, the total accumulated grants received, for which the Company has a contingent liability to pay future royalties, amounted to USD $14,209 thousand. No liability was recognized in the consolidated financial statements as the Company does not anticipate having revenues in the foreseeable future.

B.	On May 31, 2009, the Company signed a research agreement and a license agreement with a third party, according to which the third party would perform research for the Company for three years in accordance with a predetermined research plan in exchange for a payment of USD $480 thousand. In addition, a third party granted the Company a license to use the technology it had developed in exchange for royalties equal to 5% of product sales and the provision of drug scanning services for a period of 15 years from the date the Company’s sales commence, as well as 20% of the proceeds from the sale of sub-licenses by the Company. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively.

In May 2013, the Company signed an amendment to the agreement. According to the amendment, the third party would perform research for the Company for another four years in accordance with a predetermined research plan in exchange for a payment of USD $480 thousand. In addition, the Company would pay royalties equal to 5% of the Company’s revenues from product sales and the provision of drug scanning services, and 20% of the proceeds from the sale of sublicenses by the Company, as well as royalties at rates ranging from 2% to 7.5% for the sale of drug scanning products and additional receipts that the Company would receive from these products. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5%, 15%, and a rate ranging from 1.4% to 5.25%, respectively.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: – CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

On January 19, 2016, the Company entered into an addendum to the agreement with the third party, under which the Company would receive a non-exclusive license to use stem cells for the production of a cell therapy for ALS. The license also included scientific research to be carried out in third-party research laboratories.

On March 24, 2020, the Company entered into an addendum to the agreement with the third party under which all the Company’s contracts became a non-exclusive license to use stem cells to create a cell therapy. In return, the rate of all royalties was reduced to 4% (compared to 5%) of product sales for a period of 15 years from the start of sales, and the payment for sublicenses was reduced to 15% (compared to 20%), provided that it does not fall below 1.25% of the sales. Since the Company has an agreement to pay royalties to an additional third party, in this case the royalty rates would be reduced from 4% to 2% of the product sales, and the payment for the sub-licenses would be reduced to 10%. In addition, the Company would pay the aforementioned third party a payment for reaching milestones in the transplant product for the treatment of ALS according to the following rules:

1.	USD $150 thousand at the beginning of clinical phase IIb.
2.	USD $200 thousand at the beginning of clinical phase III.
3.	USD $2 million when obtaining a marketing license for a product to treat ALS in the US or Europe.

In addition, the Company paid an annual license maintenance fee of USD $50 thousand until 2019, which was reduced to $30 thousand per year from 2020 and until 15 years pass from the current agreement’s execution. The annual license maintenance fees will be offset from the royalty payments.

As of December 31, 2025, the Company does not have royalties liability.

C.	On August 31, 2009, the Company signed a license agreement with a third party, according to which the third party granted the Company a license to use the technology developed in exchange for the following payments:

-	An annual payment of $20 thousand, starting at the end of the fourth year from the date of signing the contract;
-	Milestone payments of up to $9,650 thousand;
-	Royalties at a rate of 3.5%-5% of the sales (according to the terms set forth in the agreement) for a period of 20 years from the date the Company’s sales commence in each country or the date the patent expires in each country, whichever is later, as well as 20% of the proceeds from the sale of sublicenses by the Company. In case that the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively. In addition, if the license becomes a non-exclusive license, the above payments will be reduced by 50%.

As of December 31, 2025, the Company has not yet made any payments in respect of the milestones.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: – CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

D.	On November 30, 2014, the Company signed a license agreement with an academic institution in the United Kingdom. As part of the agreement, the Company would be given a license for the commercial use of a Pluripotent stem cell line at a clinical level. It was agreed that the bulk of the payment to the academic institution would be made upon reaching future milestones and as royalties on future sales, as follows: 30,000 pounds sterling would be paid by the Company after receiving the Company’s confirmation that the cells are suitable for human use; a sum of 50,000 pounds sterling would be paid by the Company when the cells are used in clinical trials (that is, upon entering the phase clinical trials phase with an ALS indication). The Company stated that if the cells are not used in clinical trials, no payment would be made for them. The rate of royalties to be paid by the Company is 2% of the net revenue from the sale of a product to be developed.

As of December 31, 2025, the Company did not use the aforementioned cells.

E.	On January 26, 2015, the Company entered into a research and license agreement with Ramot at Tel Aviv University Ltd. (hereinafter, “Ramot”) and scientist Professor Shimon Efrat, for the development and commercialization of therapeutic products to accelerate the development of a cellular drug in the field of diabetes. The aforementioned research supports the Company’s technology for the differentiation of stem cells into insulin-secreting pancreatic cells for the treatment of diabetes. Ramot would grant the Company a license to use Ramot’s knowledge, which would be created as part of the joint research, and Prof. Efrat would provide consulting services to the Company and join the Company’s advisory board. The agreement term for each product and each country where a patent is registered will be the longer of the two options - 15 years from the date of the first sale of the product or the patent expiration date in the relevant country, or, the patent expiration.

For the cooperation between the parties, the Company would pay Ramot royalties at a rate of 0.3% to 0.8% of product sales, depending on the product’s progress according to regulatory milestones and the degree of use of Ramot’s technology that would be created during the project, as stipulated in the agreement. In addition, royalties at the rate of 2.75% will be paid to the Company in return for granting a sublicense in the diabetes product, depending on reaching the milestone specified in the agreement, and royalties at a rate of 7% will be paid if the granted sublicense is for a product that incorporates Ramot’s technology. It was also agreed that the Company would grant Ramot up to 200,000 options, without consideration, which would be granted depending on reaching regulatory milestones, at rates as follows: 30% of the options would be granted after holding a meeting with a regulator, prior to submitting the Investigational New Drug (“IND”) application; 30% additional options would be granted after the submission of the IND application; and 40% additional options would be granted after receiving the IND approval. The grant of the aforementioned options is subject to Prof. Efrat continuing to advise the Company throughout various stages of the product’s regulatory approval. The Board of Directors has authorized the grant of the aforementioned options.

As of December 31, 2025, the Company has no royalties liability in respect of the agreement.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: – CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

F.	On May 4, 2023, the Company and iTolerance, Inc. (hereinafter, “iTolerance”) signed a cooperation agreement for the implementation of the project (hereinafter, the “Cooperation Agreement”), and on May 8, 2023, the Company, iTolerance, and the BIRD foundation signed a funding project and cooperation agreement (hereinafter, the “BIRD agreement,” and with the Cooperation Agreement, the “Agreements”). The Agreements were signed in connection with obtaining the approval of the BIRD foundation, a binational Israeli and US R&D fund, whose purpose is to encourage and support industrial collaborations between Israeli and US companies (hereinafter, the “BIRD Foundation”) for the receipt of a grant totaling USD $1 million (hereinafter, the “Grant”), which would be divided between the parties in equal parts, to support the joint development of an innovative treatment in the field of diabetes by the Company and iTolerance, with a total budget of USD $2 million for a period of 30 months (hereinafter, the “Grant period”).

During the years ended December 31, 2025 and 2024 the Company received a grant of $83 thousand and $250 thousand, respectively.

G.	Agreement with Pluri Inc.

On July 17, 2024, the Company entered into a collaboration agreement with Pluri Inc. (Nasdaq: PLUR) (hereinafter, “Pluri”) for the clinical manufacturing (outsourced) of the Company’s products (hereinafter, the “Pluri Agreement”) at Pluri’s manufacturing facility in accordance with the Company’s strategic plan.

The signing of the Pluri Agreement to manufacture the Company’s products constitutes a milestone in the development of the ASTRORX® product, as part of the Company’s preparation for a multi-site Phase IIA clinical trial (Phase A2), as well as in the development of the ISLETRX product in support of the Pre-IND submission together with iTolerance, for continuing the development procedures of the innovative diabetes treatment within the framework of the aforementioned collaboration and as preparation for the submission of an IND application in the future. In accordance with the agreement, the Company will grant Pluri the right to use the knowledge developed by the Company for the benefit of Pluri’s production of the Company’s products, with the first phase lasting up to 12 months, in consideration of approximately $70 thousand.

Litigation

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertained to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%.

At the hearing on October 9, 2024, Université de Lausanne was not open to discussing a potential settlement at that time. Consequently, on May 9, 2025, the Company filed a statement of defense and asserted a counterclaim in the amount of CHF 30 thousand, plus compensatory interest at a rate of 5% per annum since June 29, 2022.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: – CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Subsequent to the reporting period, in February 2026, the Company successfully reached a formal settlement agreement with Université de Lausanne to resolve the dispute. Under the terms of the agreement, the Company agreed to pay a total sum of CHF 50 thousand, payable in three installments, in full and final settlement of all claims. Following this agreement, legal proceedings have been discontinued.

NOTE 11: – EQUITY

A.	Recapitalization and reverse acquisition

On October 30, 2025 (the “Merger Date”), the Company (formerly known as NLS Pharmaceutics Ltd.) completed its merger with Kadimastem Ltd. (“Kadimastem”) pursuant to the Agreement of Merger and Plan of Reorganization dated November 4, 2024, as amended. In connection with the Merger, the Company changed its name to NewcelX Ltd. and its Nasdaq ticker symbol to “NCEL”.

Under the terms of the Merger Agreement, holders of Kadimastem ordinary shares received 0.706 NewcelX common shares for each Kadimastem share held. This exchange ratio also reflects a 1-for-10 reverse share split effected by the Company in connection with the Merger. For accounting purposes, Kadimastem was determined to be the accounting acquirer, therefore, the Company’s historical financial statements for all periods prior to the Merger Date have been retroactively restated to reflect the recapitalization of Kadimastem’s equity using the 0.706 exchange ratio.

Upon completion of the Merger, the Company’s issued and outstanding capital consisted of approximately 4,597,505 common shares (par value CHF 0.05), 5,029 preferred shares, and 56,829 preferred participation certificates. Additionally, as part of the Merger consideration, the Company issued pre-funded warrants exercisable for 1,060,574 common shares. As part of the closing, legacy NLS security holders also received Contingent Value Rights (CVRs) related to future net proceeds from the disposition of certain legacy assets.

B.	Common Shares

As of December 31, 2025, the Company has 4,797,505 Common Shares issued and outstanding with a par value of CHF 0.05 per share.

Following the Merger Date and through December 31, 2025, an investor exercised 200,000 Pre-funded Warrants into 200,000 Common Shares. The exercise price for these warrants was equal to the nominal par value of the shares (CHF 0.05 per share), and accordingly, no significant additional capital was raised upon exercise. All common shares issued are fully paid and non-assessable. Each holder of Common Shares is entitled to one vote per share and to receive dividends when and if declared by the Board of Directors.

C.	Preferred shares and preferred participation certificates

Following the Securities Purchase Agreements (“SPA”) executed in March and June 2025, and as a result of the closing of the Merger and the 1-for-10 reverse share split on October 30, 2025, the Company has an outstanding balance of 56,829 Preferred Participation Certificates (“PPCs”) and 5,029 Preferred Shares with a par value of CHF 0.05. Reflecting the impact of the reverse share split, the adjusted conversion price for these instruments is $16.50 per share.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: – EQUITY (Cont.)

The PPCs and Preferred Shares accrue cumulative dividends at a rate of eight percent (8%) of their stated value. These dividends are senior to any distributions to common stockholders and accrue from the original date of issuance. As of December 31, 2025, total accrued and unpaid dividends amounted to $211 thousand.

The initial conversion and exercise prices in the Preferred Shares and PPCs issued in March and June 2025 are subject to adjustment, for share splits, dividends and the subsequent sale or issuance of equity and equity-linked instruments with an effective price per share that is lower than the initial conversion price.

The PPCs and Preferred Shares are convertible at the option of the holder at any time into Common Shares. Management evaluates the impact of any subsequent equity issuances at each reporting period to determine if the price adjustment provisions have been triggered, which may result in a deemed dividend or a beneficial conversion feature.

D.	Pre-funded warrants

As of December 31, 2025, the Company has 860,574 pre-funded warrants outstanding related to the Merger consideration, following the exercise of 200,000 units post-merger for a nominal exercise price (CHF 0.05 per share), as well as 25,342 pre-funded warrants with an exercise price of $10.1. These warrants are considered in-substance common stock and are exercisable at any time. All shares issued upon exercise are fully paid and non-assessable.

E.	warrants

2025 Investment Warrants

As of December 31, 2025, there are 118,183 warrants outstanding issued in connection with the March and June 2025 offerings, with an exercise price of $18.00 per share (following the 1-for-10 reverse share split). These warrants are exercisable for a period of five years from the date of issuance, expiring in 2030. The exercise price and the number of shares issuable upon exercise of these warrants are subject to adjustment in the event the Company issues or is deemed to have issued Common Shares at an effective price per share lower than the then-current exercise price. No such adjustments were required during the period from the Merger Date through December 31, 2025.

October 2024 Warrants

As of December 31, 2025, there are 54,852 warrants outstanding issued in October 2024, with an exercise price of $16.50 per share (following the 1-for-10 reverse share split). These warrants are exercisable through October 2029. The exercise price of these warrants is subject to adjustment in the event of a subsequent sale of Common Shares at an effective price lower than the current exercise price.

Legacy and placement Agent Warrants

As of December 31, 2025, there are 65,094 warrants outstanding issued prior to 2024 to former investors and placement agents, with adjusted exercise prices ranging from $10.10 to $2,075 per share. These warrants expire at various dates between February 2026 and October 2030.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: – EQUITY (Cont.)

F.	equity incentive plans and stock options

2025 Equity incentive plan

In connection with the Merger, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”). From the closing of the Merger through December 31, 2025, the Company granted 132,196 options to members of its senior management and Board of Directors with an exercise price of $7.62 per share. The options granted under the 2025 Plan vest over a three-year period in equal quarterly installments, subject to continued service. These options have a maximum contractual term of ten years from the date of the grant.

Legacy grants and Settlements

During 2025, prior to the Merger, the Company’s former Chief Executive Officer exercised certain outstanding options through both cash (total exercise price of $179 thousand) and cashless exercises, resulting in the issuance of 40,875 ordinary shares of Kadimastem. All other outstanding legacy options that were not exercised either expired or were forfeited in connection with the Merger. Additionally, RSUs and options held by the Executive Chairman and the CEO vested and were exercised into shares of Kadimastem prior to the Merger, partially through acceleration upon the closing. In connection with the Merger, these shares were converted into 272,379 common shares of Newcelx, in accordance with the exchange ratio.

Stock-Based Compensation Expense

The Company recognizes stock-based compensation expense based on the fair value of the awards on the date of grant. For the year ended December 31, 2025, the Company recorded stock-based compensation expense of $765 thousand. This expense includes the impact of accelerated vesting of certain legacy awards triggered by the Merger, as well as the fair value of new grants issued under the 2025 Plan. The fair value of stock options is estimated using the Black-Scholes option-pricing model, while the fair value of RSUs is based on the closing price of the Company’s Common Shares on the date of grant. For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense of $208 thousand and $143 thousand. respectively.

NOTE 12: – LOSS PER SHARE

Basic and diluted loss per share is calculated based on the net loss attributable to common stockholders. The weighted average shares for the years ended December 31, 2024, and 2023, have been restated to reflect the recapitalization and the 0.706 exchange ratio.

Stock options, restricted stock units, warrants, and convertible preferred shares, were excluded from the computation of diluted loss per share as their effect would be anti-dilutive due to the net loss incurred.

A summary of the potentially dilutive securities that were excluded from diluted net loss per share each year because their effect would be antidilutive are presented as follows:

	December 31
	2025	2024	2023
Stock Options	132,196	322,045	157,305
Warrants (Excluding pre-funded)	238,129	-	-
Convertible preferred shares and PPCs	61,858	-	-
	432,183	322,045	157,305

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: – RELATED PARTIES

Employment Agreement with Executive Chairman and CEO

In January 2025, Kadimastem updated the employment agreement with Mr. Ronen Twito to serve as its Executive Chairman and CEO. Effective upon the closing of the Merger, the Company assumed this agreement, under which Mr. Twito is entitled to an annual salary in and link to the NIS amount equivalent to $445 thousand (including social benefits). This salary is subject to a further increase to an amount equivalent to $495 thousand (including social benefits) upon the combined company completing a capital raise greater than $10 million following the Merger (a “Trigger Financing”).

Pursuant to the terms of the agreement, Mr. Twito is eligible for an annual bonus subject to Board discretion. Following the closing of the Merger in October 2025, Mr. Twito was entitled to a one-time cash bonus of $100 thousand.

The employment agreement provides that either party may terminate the engagement with nine months’ prior notice and a three-month adaptation period. Mr. Twito is subject to standard confidentiality provisions, as well as 12-month non-competition and non-solicitation clauses.

Related-Party Loans

In October 2023, the Company entered into a convertible loan agreement with Alpha Capital Anstalt and Mr. Julian Ruggieri, a significant shareholder of the Company. During 2025, Mr. Ruggieri converted his portion of the loan and accrued interest into ordinary shares and warrants and subsequently exercised all such warrants into ordinary shares. All obligations to Mr. Ruggieri under the convertible loan agreement were fully satisfied prior to the Merger. For further information regarding the terms of the loan, its conversion, and the fair value measurement of the embedded derivatives, see Note 6A – Loans.

The Company maintains a short-term loan facility with a commercial bank. Professor Michel Revel, the Company’s Chief Scientific Officer and a shareholder, provides a personal guarantee for this loan without consideration. In accordance with U.S. GAAP, the Company recognizes a capital benefit for the fair value of this guarantee. For the years ended December 31, 2025, 2024, and 2023, the Company recognized a net benefit in the interested party transactions capital reserve in the amounts of $21 thousand, $28 thousand, and $53 thousand, respectively. For further details on the loan terms and valuation assumptions, see Note 5B – Loans and Fair Value Measurement.

From 2020 through 2025, Professor Michel Revel provided the Company with several interest-free, unlinked, and unsecured loans to support its operations. On October 24, 2025, prior to the closing of the Merger, all outstanding loans from Professor Revel (including an additional loan provided in April 2025) were converted into ordinary shares of Kadimastem. Following the conversion, the outstanding balance of these loans as of December 31, 2025, was zero. For further information regarding the conversion and the capital benefits recognized in connection with these loans, see Note 6C – Loans.

Services Provided with No Considerations

The Company’s Chief Scientific Officer, Professor Michel Revel, who is also a shareholder and an interested party, provides scientific and strategic consulting services to the Company for no consideration. In accordance with U.S. GAAP, the Company records the fair value of these services as a continuous contribution to capital.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: – RELATED PARTIES (Cont.)

For the years ended December 31, 2025, 2024, and 2023, the Company estimated the fair value of these services to be approximately $64 thousand, $130 thousand, and $143 thousand, respectively. These amounts were recorded as research and development expenses in the Consolidated Statements of Operations, with corresponding credit to additional paid-in capital within shareholders’ equity.

Exclusive License Agreement – Aexon Labs Inc.

In March 2024, prior to the Merger, NLS Pharmaceutics Ltd. (which, following the Merger, changed its name to NewcelX Ltd., the “Company”) entered into an exclusive license agreement with Aexon Labs Inc. (the “Aexon Agreement”). Mr. Eric Konofal (Director of Translational Neuroscience) and Mr. Alexander Zwyer (Company’s executive director and Chief Business Officer) hold ownership interests in Aexon of 59% and 35%, respectively.

Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (“License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent. Following the completion of the Merger, the Company has continued its ongoing efforts to pursue the development of DOXA in accordance with a DOXA development plan presented by the Company’s management.

In addition, Aexon will receive 15% of all proceeds earned by the Company in any future sub-licensing agreements. The Company must also make royalty payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000, in addition to percentage royalty payments ranging from 5% to 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees, ranging between 5% and 15% which may decrease or increase up to 30% if the Company challenges the validity of the patents under the agreement, depending on the result of such challenge. For the period started at the merger date through December 31, 2025, the Company recorded fees to Aexon of $19,000 which is included in research and development expenses on the statement of operating and comprehensive loss.

NEWCELX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: – RELATED PARTIES (Cont.)

Employment and Consulting agreements with Aexon Shareholders

In February 2021, NLS entered into a consulting agreement with Mr. Eric Konofal. Upon the closing of the Merger, the terms of Mr. Konofal’s engagement were updated. Effective November 1, 2025, the Company pays Mr. Konofal a monthly fee of CHF 8 thousand for his services as Director of Translational Neuroscience. For the period started on the merger date through December 31, 2025, the Company recorded consulting fees to Mr. Konofal in the amount of $20 thousand, included in research and development expenses.

Effective as of the Merger Date, the Company entered into an employment agreement with Mr. Alexander Zwyer (former CEO of NLS), who serves as the Company’s executive director and Chief Business Officer. For the period from the Merger Date through December 31, 2025, the Company recorded compensation expenses to Mr. Zwyer in the amount of approximately $170 thousand, including a sign-in bonuses, which are included in general and administrative expenses.

NOTE 14: SUBESEQUENT EVENTS

Privat Placement Offering

On April 1, 2026, the Company entered into definitive securities purchase agreements with certain accredited investors for a private placement financing (the “Offering”). Pursuant to the agreements, the Company issued 490,907 common shares (or pre-funded warrants in lieu thereof) at a purchase price of $2.75 per share, resulting in gross proceeds of approximately $1.35 million, before deducting offering expenses. Additionally, the Company issued common warrants to purchase up to an additional 687,270 common shares at an exercise price of $3.025 per share, with a term of five years from the date of issuance. The terms of the Offering have triggered adjustment mechanisms that resulted in updates to the conversion prices and the number of shares underlying certain of the Company’s outstanding preferred shares and warrants. The Offering closed on April 27, 2026.